UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Explanatory note

This Report on Form 6-K contains Deutsche Bank AG's Financial Report 2008, Annual Review 2008 and Annual Review 2008 (Short Report). This Report on Form 6-K is being filed in paper format pursuant to Section 101(b)(1) of Regulation S-T. This Report on Form 6-K is not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

Exhibits

Exhibit 99.1: Financial Report 2008.

Exhibit 99.2: Annual Review 2008.

Exhibit 99.3: Annual Review 2008 (Short Report).

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2009 on pages 7 through 18 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of non-GAAP financial measures

This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS or U.S. GAAP, as the case may be, in our financial statements. Examples of our non-GAAP financial measures and the most direct comparable IFRS financial measures are set forth in the table below:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders (target definition)	Income before income tax
Average active equity	Average shareholders' equity
Pre-tax return on average active equity	Pre-tax return on average shareholders' equity
Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders' equity
Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	Net income (loss) attributable to Deutsche Bank shareholders
Diluted earnings per share (target definition)	Diluted earnings per share

For descriptions of these and other non-GAAP financial measures, please refer to pages (v), (vi), S-17, S-18 and S-19 of our 2008 Annual Report on Form 20-F.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 24, 2009

By: ______________________

Name: Martin Edelmann

Title: Managing Director

By: ______________________

Name: Mathias Otto

Title: Managing Director and Senior Counsel

Financial Report 2008

Deutsche Bank

Deutsche Bank

The Group at a Glance

	2008	2007
Share price at period end	€ 27.83	€ 89.40
Share price high	€ 89.80	€ 118.51
Share price low	€ 18.59	€ 81.33
Basic earnings per share	€ (7.61)	€ 13.65
Diluted earnings per share[1]	€ (7.61)	€ 13.05
Average shares outstanding, in m., basic	504	474
Average shares outstanding, in m., diluted	504	496
Return on average shareholders' equity (post tax)	(11.1) %	17.9 %
Pre-tax return on average shareholders' equity	(16.5) %	24.1 %
Pre-tax return on average active equity[2]	(17.7) %	29.0 %
Book value per basic share outstanding[3]	€ 52.59	€ 79.32
Cost/income ratio[4]	134.6 %	69.6 %
Compensation ratio[5]	71.2 %	42.7 %
Noncompensation ratio[6]	63.4 %	26.9 %
	in € m.	in € m.
Total net revenues	13,490	30,745
Provision for credit losses	1,076	612
Total noninterest expenses	18,155	21,384
Income (loss) before income taxes	(5,741)	8,749
Net income (loss)	(3,896)	6,510
	Dec 31, 2008	Dec 31, 2007
	in € bn.	in € bn.
Total assets	2,202	1,925
Shareholders' equity	30.7	37.9
Tier 1 capital ratio[7]	10.1 %	8.6 %
	Number	Number
Branches	1,981	1,889
thereof in Germany	981	989
Employees (full-time equivalent)	80,456	78,291
thereof in Germany	27,942	27,779
Long-term rating		
Moody's Investors Service	Aa1	Aa1
Standard & Poor's	A+	AA
Fitch Ratings	AA–	AA–

1 Including numerator effect of assumed conversions.

2 We calculate this adjusted measure of our return on average shareholders equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "Pre-tax return on average active equity". However, this is not a measure of performance under IFRS and you should not compare our ratio to other companies' ratios without considering the difference in calculation of the ratios. The item for which we adjust the average shareholders' equity of € 34,442 million for 2008 and € 36,134 million for 2007 are the average unrealized net gains on assets available for sale/average fair value adjustment on cash flow hedges, net of applicable tax of € 619 million for 2008 and € 3,841 million for 2007 and the average dividend accruals of € 1,743 million for 2008 and € 2,200 million for 2007. The dividend payment is paid once a year following its approval by the general shareholders' meeting.

3 Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).

4 Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

5 Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

6 Noncompensation noninterest expenses which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

7 The Tier 1 capital ratio shown for 2008 is pursuant to the German Banking Act ("KWG") and the Solvency Regulation ("Solvabilitätsverordnung") which adopted the revised capital framework presented by the Basel Committee in 2004 ("Basel II") into German law, while the ratio presented for 2007 is based on the Basel I framework. Basel II Tier 1 capital excludes transitional items pursuant to KWG section 64h (3).

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

01 Management Report

02 Consolidated Financial Statements

03 Confirmations

04 Corporate Governance Report

05 Supplementary Information

Management Report

01

Management Report

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them. Our consolidated financial statements for the years ended December 31, 2008 and 2007 have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft that issued an unqualified opinion.

Business and Operating Environment

Our Organization

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 2,202 billion as of December 31, 2008. As of that date, we employed 80,456 people on a full-time equivalent basis and operated in 72 countries out of 1,981 branches worldwide, of which 50 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

Group Divisions

We are organized into the Group Divisions Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

Corporate and Investment Bank

In CIB, we carry out our capital markets business including our origination, sales and trading activities in debt, equity and other securities, as well as our advisory, credit and transaction banking businesses. CIB's institutional clients are public sector clients like sovereign countries and multinational organizations, and private sector clients like medium-sized companies and multinational corporations.

CIB is further sub-divided into the Corporate Divisions Corporate Banking & Securities (CB&S) and Global Transaction Banking (GTB).

CB&S includes the Corporate Divisions Global Markets and Corporate Finance, which globally carry out our securities origination, sales and trading businesses, as well as our mergers and acquisitions advisory and corporate finance businesses.

GTB includes our product offerings in trade finance, cash management and trust & securities services for financial institutions and other companies.

Private Clients and Asset Management

PCAM is further sub-divided into the Corporate Divisions Asset and Wealth Management (AWM) and Private & Business Clients (PBC).

AWM consists of the Asset Management Business Division (AM) and the Private Wealth Management Business Division (PWM). The global retail mutual fund business of our subsidiary DWS forms part of AM. Furthermore, AM offers a variety of products to institutional clients like pension funds and insurance companies, including traditional investments, hedge funds as well as specific real estate investments. PWM offers its products globally to high net worth clients and families. PWM offers its demanding clients an integrated approach to wealth management, including succession planning and philanthropic advisory services.

PBC offers retail clients as well as small and medium sized business customers a variety of products including accounts, loan and deposit services as well as investment advice. Besides Germany, PBC has operated for a long time in Italy, Spain, Belgium and Portugal, and for several years in Poland. Furthermore, we make focused investments in emerging markets in Asia, for instance in China and India.

Corporate Investments

The CI Group Division comprises mainly our industrial holdings and other investments.

Executive Summary

In 2008 the banking industry experienced its most serious financial crisis in decades. The near breakdown of the global financial system could only be avoided through massive intervention from governments and central banks. Trust in the stability of the national and international financial system was in particular shaken by the insolvency of a U.S. investment bank in September 2008, which started an accelerated downward spiral in an already extremely volatile financial market environment. The markets late in the year were characterized by unprecedented levels of volatility and the breakdown of historically observed correlations across asset classes, compounded by extreme illiquidity. Operating in such an exceptionally turbulent market environment throughout 2008, particularly in the fourth quarter, we recorded a net loss of € 3.9 billion for the full year. Some weaknesses in our business model were exposed while operating in this environment and we are repositioning our platforms in some core businesses in consequence. We have also taken and continue to take steps to reduce our overall risk positions in CB&S, particularly in areas most impacted by the market conditions, by managing and reducing costs and by reducing our leverage while maintaining a strong Tier 1 capital ratio.

We recorded a loss before income taxes of € 5.7 billion for 2008, compared with income before income taxes of € 8.7 billion for 2007. Net revenues of € 13.5 billion in 2008 were € 17.3 billion, or 56 %, below net revenues in 2007. Our pre-tax return on average active equity was negative 18 % in 2008 versus positive 29 % in 2007. Our pre-tax return on average shareholders' equity was negative 16 % in 2008 and positive 24 % in 2007. Our net loss was € 3.9 billion in 2008, compared with net income of € 6.5 billion in 2007. Diluted earnings per share were negative € 7.61 in 2008 and positive € 13.05 in 2007.

CIB's net revenues declined 84 %, from € 19.1 billion in 2007 to € 3.1 billion in 2008. Overall Sales & Trading net revenues for 2008 were negative € 506 million compared with positive € 13.0 billion in 2007. This reflects the impact of unprecedented market turmoil, especially late in the year, on some of our trading businesses, particularly Credit Trading (including proprietary trading activities), Equity Derivatives and Equity Proprietary Trading. Strong client business flows and favorable positioning generated record revenues in the Foreign Exchange and Money Market businesses, which partially offset our weak results in other trading areas. The dislocations in the financial markets also impacted revenues in our Origination and Advisory businesses, which decreased by € 2.5 billion to € 212 million in 2008, from € 2.7 billion in 2007, due to significant mark-downs of € 1.7 billion, net of recoveries, against leveraged finance loans and loan commitments, and as volumes of business combinations and capital market transactions fell. PCAM's net revenues were € 9.0 billion, a decrease of € 1.1 billion, largely driven by the negative effect of market conditions on our performance and asset-based fees in the portfolio fund management business and on our brokerage business, as well as certain specific significant items, including mark-downs on seed capital and other investments.

Our noninterest expenses were € 18.2 billion in 2008 and € 21.4 billion in 2007, a decline of € 3.2 billion, or 15 %. Compensation and benefits, driven by significantly lower performance-related compensation in line with the lower operating results, was the most important factor in the overall decrease.

In 2008, the provision for credit losses of € 1.1 billion was € 464 million, or 76 %, higher than in 2007. The increase was due largely to provisions on loans reclassified according to amendments to IAS 39 and higher provisions in PBC attributable to the deteriorating credit environment and business growth.

The following table presents our condensed consolidated statement of income for 2008 and 2007.

in € m. (unless stated otherwise)	2008	2007	2008 increase (decrease) from 2007 in € m.	in %
Net interest income	12,453	8,849	3,604	41
Provision for credit losses	1,076	612	464	76
Net interest income after provision for credit losses	**11,377**	**8,237**	**3,140**	**38**
Commissions and fee income	9,749	12,289	(2,540)	(21)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	(17,167)	N/M
Net gains (losses) on financial assets available for sale	666	793	(127)	(16)
Net income (loss) from equity method investments	46	353	(307)	(87)
Other income	568	1,286	(718)	(56)
Total noninterest income	**1,037**	**21,896**	**(20,859)**	**(95)**
Total net revenues	**12,414**	**30,133**	**(17,719)**	**(59)**
Compensation and benefits	9,606	13,122	(3,516)	(27)
General and administrative expenses	8,216	7,954	262	3
Policyholder benefits and claims	(252)	193	(445)	N/M
Impairment of intangible assets	585	128	457	N/M
Restructuring activities	–	(13)	13	N/M
Total noninterest expenses	**18,155**	**21,384**	**(3,229)**	**(15)**
Income (loss) before income taxes	**(5,741)**	**8,749**	**(14,490)**	**N/M**
Income tax expense (benefit)	(1,845)	2,239	(4,084)	N/M
Net income (loss)	**(3,896)**	**6,510**	**(10,406)**	**N/M**
Net income (loss) attributable to minority interest	(61)	36	(97)	N/M
Net income (loss) attributable to Deutsche Bank shareholders	(3,835)	6,474	(10,309)	N/M

N/M – Not meaningful

Operating Results

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Net Interest Income

The following table sets forth data related to our net interest income.

in € m. (unless stated otherwise)	2008	2007	2008 increase (decrease) from 2007 in € m.	in %
Total interest and similar income	54,549	64,675	(10,126)	(16)
Total interest expenses	42,096	55,826	(13,730)	(25)
Net interest income	**12,453**	**8,849**	**3,604**	**41**
Average interest-earning assets[1]	1,216,666	1,226,191	(9,525)	(1)
Average interest-bearing liabilities[1]	1,179,631	1,150,051	29,580	3
Gross interest yield[2]	4.48 %	5.27 %	(0.79) ppt	(15)
Gross interest rate paid[3]	3.57 %	4.85 %	(1.28) ppt	(26)
Net interest spread[4]	0.91 %	0.42 %	0.49 ppt	117
Net interest margin[5]	1.02 %	0.72 %	0.30 ppt	42

ppt – Percentage points

1 Average balances for each year are calculated in general based upon month-end balances.

2 Gross interest yield is the average interest rate earned on our average interest-earning assets.

3 Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.

4 Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.

5 Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Net interest income in 2008 was € 12.5 billion, an increase of € 3.6 billion, or 41 %, from 2007. Both total interest and similar income and total interest expenses were significantly down versus 2007, mainly reflecting the overall declining interest levels as central banks globally cut rates during 2008 in response to the credit crunch. The decrease in interest expenses was more pronounced than the decrease in interest income. Although our average interest-bearing liabilities volume increased by € 29.6 billion, or 3 %, in 2008, our ability to fund at significantly lower rates compared to 2007 was the main reason for the widening of our net interest spread by 49 basis points and of our net interest margin by 30 basis points.

The development of our net interest income is also impacted by the accounting treatment of some of our hedging-related derivative transactions. We enter into nontrading derivative transactions primarily as economic hedges of the interest rate risks of our nontrading interest-earning assets and interest-bearing liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges of interest rate risks for accounting purposes, the interest arising from the derivatives is reported in interest income and expense, where it offsets interest flows from the hedged items. When derivatives do not qualify for hedge accounting treatment, the interest flows that arise from those derivatives will appear in trading income.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

The following table sets forth data related to our Net gains (losses) on financial assets/liabilities at fair value through profit or loss.

in € m. (unless stated otherwise)	2008	2007	2008 increase (decrease) from 2007 in € m.	in %
CIB – Sales & Trading (equity)	(1,513)	3,335	(4,848)	N/M
CIB – Sales & Trading (debt and other products)	(6,647)	3,858	(10,505)	N/M
Other	(1,832)	(18)	(1,814)	N/M
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	**(9,992)**	**7,175**	**(17,167)**	**N/M**

N/M – Not meaningful

Net gains (losses) on financial assets/liabilities at fair value through profit or loss from CIB – Sales & Trading (debt and other products) were a loss of € 6.6 billion in 2008, compared to a gain of € 3.9 billion in 2007. This development was mainly driven by mark-downs relating to reserves against monoline insurers, provisions against residential mortgage-backed securities and commercial real estate loans and significant losses in our credit trading businesses, including our proprietary trading businesses in the third and fourth quarter of 2008, which are described in more detail in the discussion of the results in CB&S. Net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading (equity) were losses of € 1.5 billion, mainly generated in Equity Derivatives and Equity Proprietary Trading, compared to net gains of € 3.3 billion in 2007. The main contributor to the net loss of € 1.8 billion on financial assets/liabilities at fair value through profit or loss from Other products were net mark-downs of € 1.7 billion on leveraged finance loans and loan commitments during 2008.

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g. coupon and dividend income), and the costs of funding net trading positions are part of net interest income. Our trading activities can periodically shift income between net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies.

In order to provide a more business-focused commentary, the following table presents net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate and Investment Bank, rather than by type of income generated.

in € m. (unless stated otherwise)	2008	2007	2008 increase (decrease) from 2007 in € m.	2008 increase (decrease) from 2007 in %
Net interest income	12,453	8,849	3,604	41
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	(17,167)	N/M
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**2,461**	**16,024**	**(13,563)**	**(85)**
Breakdown by Group Division/CIB product[1]:				
Sales & Trading (equity)	(1,895)	3,117	(5,012)	N/M
Sales & Trading (debt and other products)	317	7,483	(7,166)	(96)
Total Sales & Trading	(1,578)	10,600	(12,178)	N/M
Loan products[2]	1,014	499	515	103
Transaction services	1,358	1,297	61	5
Remaining products[3]	(1,821)	(118)	(1,703)	N/M
Total Corporate and Investment Bank	(1,027)	12,278	(13,305)	N/M
Private Clients and Asset Management	3,871	3,529	342	10
Corporate Investments	(172)	157	(329)	N/M
Consolidation & Adjustments	(211)	61	(272)	N/M
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**2,461**	**16,024**	**(13,563)**	**(85)**

N/M – Not meaningful

1 This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss only. For a discussion of the group divisions' total revenues by product please refer to "Results of Operations by Segment".

2 Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

3 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

Corporate and Investment Bank (CIB). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading were negative € 1.6 billion in 2008, compared to positive € 10.6 billion in 2007. The main drivers for the decrease were the aforementioned mark-downs on credit-related exposures, as well as losses in Equity Derivatives and Proprietary Trading. The increase in Loan products was driven by interest income on assets transferred from Origination (Debt) to Loan Products as a result of reclassifications in accordance with the amendments to IAS 39 and mark-to-market hedge gains. The decrease of € 1.7 billion in Remaining products resulted mainly from net mark-downs on leveraged loans and loan commitments.

Private Clients and Asset Management (PCAM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 3.9 billion in 2008, an increase of € 342 million, or 10 %, compared to 2007. The main contributor to the increase was higher net interest income following the consolidation of several money market funds in the first half of 2008, which are described in more detail under "Special Purpose Entities" on page 33. Higher loan and deposit volumes from growth in PBC also contributed to the increase.

Corporate Investments (CI). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were negative € 172 million in 2008, compared to positive € 157 million in 2007, primarily reflecting mark-to-market losses from our option to increase our share in Hua Xia Bank in China.

Consolidation & Adjustments. Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were negative € 211 million in 2008 compared to positive € 61 million in 2007. The main reasons for the decrease were higher funding expenses and lower net interest income related to tax refunds.

Provision for Credit Losses

Provision for credit losses was € 1.1 billion in 2008, up 76 %, compared to € 612 million in 2007. This increase reflects net charges of € 408 million in CIB, compared to € 109 million in the prior year, and a 33 % increase in PCAM's provisions to € 668 million, primarily in PBC. The increase in CIB included € 257 million of provisions related to loans reclassified in accordance with amendments to IAS 39 and additional provisions, mainly on European loans, reflecting the deterioration in credit conditions.

For further information on the provision for loan losses see the Risk Report.

Remaining Noninterest Income

The following table sets forth information on our Remaining noninterest income.

in € m. (unless stated otherwise)	2008	2007	2008 increase (decrease) from 2007 in € m.	in %
Commissions and fee income[1]	9,749	12,289	(2,540)	(21)
Net gains (losses) on financial assets available for sale	666	793	(127)	(16)
Net income (loss) from equity method investments	46	353	(307)	(87)
Other income	568	1,286	(718)	(56)
Total remaining noninterest income	**11,029**	**14,721**	**(3,692)**	**(25)**

1 Includes:

	2008	2007	in € m.	in %
Commissions and fees from fiduciary activities:				
Commissions for administration	384	427	(43)	(10)
Commissions for assets under management	2,815	3,376	(561)	(17)
Commissions for other securities business	215	162	53	33
Total	3,414	3,965	(551)	(14)
Commissions, broker's fees, mark-ups on securities underwriting and other securities activities:				
Underwriting and advisory fees	1,341	2,515	(1,175)	(47)
Brokerage fees	2,457	2,982	(525)	(18)
Total	3,798	5,497	(1,700)	(31)
Fees for other customer services	2,537	2,827	(289)	(10)
Total commissions and fee income	9,749	12,289	(2,540)	(21)

Commissions and fee income. Total 2008 commissions and fee income was € 9.7 billion, a decrease of € 2.5 billion, or 21 %, compared with 2007. Commissions and fees from fiduciary activities decreased € 551 million compared to the prior year, mainly driven by lower performance and asset-based fees in PCAM. Underwriting and advisory fees decreased by € 1.2 billion, or 47 %, and Brokerage fees by € 525 million, or 18 %, mainly driven by CB&S, as business volumes decreased in line with market developments. Fees for other customer services also decreased € 289 million.

Net gains (losses) on financial assets available for sale. Total net gains on financial assets available for sale were € 666 million in 2008, down € 127 million, or 16 %, compared to 2007. The 2008 result was driven mainly by net gains of € 1.3 billion from the sale of industrial holdings in CI (mainly related to reductions of our holdings in Daimler AG and Linde AG and the sale of our remaining holding in Allianz SE), partly offset by impairment charges in CIB's sales and trading areas, including mainly a € 490 million impairment loss on our available for sale positions. The 2007 result was primarily attributable to disposal gains of € 626 million related to CI's industrial holdings portfolio, of which the most significant were gains from the reduction of our stakes in Allianz SE and Linde AG, and from the disposal of our investment in Fiat S.p.A. Gains in CIB's sales and trading areas were entirely offset by impairment charges.

Net income (loss) from equity method investments. Net income from our equity method investments was € 46 million and € 353 million in 2008 and 2007, respectively. There were no significant individual items included in 2008. The key contributors in 2007 were CI and the RREEF Alternative Investments business in AM. CI's income in 2007 was driven by a gain of € 178 million from our investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment charge of CI's goodwill of € 54 million).

Other income. Total other income was € 568 million in 2008. The decrease of € 718 million compared to 2007 reflected specific items in the prior period including the sale and leaseback transaction of our premises at 60 Wall Street in 2007, and lower gains from the disposal of consolidated subsidiaries in 2008. Charges related to certain consolidated money market funds, which were offset in other revenue categories, further contributed to this development. The reduction was partly offset by higher insurance premiums, primarily from the acquisition of Abbey Life Assurance Company Limited in the fourth quarter 2007.

Noninterest Expenses

The following table sets forth information on our noninterest expenses.

in € m. (unless stated otherwise)	2008	2007	2008 increase (decrease) from 2007 in € m.	in %
Compensation and benefits	9,606	13,122	(3,516)	(27)
General and administrative expenses[1]	8,216	7,954	262	3
Policyholder benefits and claims	(252)	193	(445)	N/M
Impairment of intangible assets	585	128	457	N/M
Restructuring activities	–	(13)	13	N/M
Total noninterest expenses	**18,155**	**21,384**	**(3,229)**	**(15)**

N/M – Not meaningful

1 Includes:

	2008	2007	in € m.	in %
IT costs	1,820	1,867	(47)	(3)
Occupancy, furniture and equipment expenses	1,434	1,347	87	6
Professional service fees	1,164	1,257	(93)	(7)
Communication and data services	700	680	20	3
Travel and representation expenses	492	539	(47)	(9)
Payment, clearing and custodian services	418	437	(19)	(4)
Marketing expenses	373	411	(38)	(9)
Other expenses	1,815	1,416	399	28
Total general and administrative expenses	**8,216**	**7,954**	**262**	**3**

Compensation and benefits. The decrease of € 3.5 billion, or 27 %, in 2008 compared to 2007 reflected significantly lower performance-related compensation, in line with lower operating results. This was partly offset by higher severance charges in CB&S and PBC, in connection with employee reductions resulting from repositioning and efficiency programs.

General and administrative expenses. The increase of € 262 million, or 3 %, in 2008 compared to 2007 was due mainly to additional litigation-related charges in the current year after net releases of provisions in the prior year, and higher expenses related to consolidated investments in AM, both reflected in "Other expenses". In addition, the increase of € 399 million in Other expenses includes a provision of € 98 million related to the obligation to repurchase Auction Rate Preferred ("ARP") securities/Auction Rate Securities ("ARS") at par from retail clients following a settlement in the U.S.

Policyholder benefits and claims. The credit of € 252 million in the current year, compared to a charge of € 193 million in 2007, resulted primarily from the aforementioned acquisition of Abbey Life Assurance Company Limited. These insurance-related credits are mainly offset by related net losses on financial assets/liabilities at fair value through profit or loss.

Impairment of intangible assets. 2008 included impairments of € 310 million on DWS Scudder intangible assets and a goodwill impairment of € 270 million in a consolidated investment, both in AM. An impairment charge of € 74 million on unamortized intangible assets in AM and a goodwill impairment charge of € 54 million in CI were recorded in 2007.

Restructuring activities. There were no restructuring charges in 2008. In 2007, the Business Realignment Program was completed and remaining provisions of € 13 million were released.

Income Tax Expense

A tax benefit of € 1.8 billion was recorded in 2008, compared to income tax expense of € 2.2 billion in 2007. The net benefit in 2008 was favorably driven by the geographic mix of income/loss, successful resolution of outstanding tax matters and a € 79 million policyholder tax credit related to the Abbey Life business. These beneficial impacts were partly offset by an increase in our unrecognized deferred tax assets through losses incurred by certain U.S. entities since the third quarter and a tax charge related to share based compensation as a result of the decline in our share price. The actual effective tax rates were 32.1 % in 2008 and 25.6 % in 2007.

Results of Operations by Segment

The following is a discussion of the results of our business segments. See Note [2] to the consolidated financial statements for information regarding

— our organizational structure;
— effects of significant acquisitions and divestitures on segmental results;
— changes in the format of our segment disclosure;
— the framework of our management reporting systems;
— consolidating and other adjustments to the total results of operations of our business segments;
— definitions of non-GAAP financial measures that are used with respect to each segment, and
— the rationale for including or excluding items in deriving the measures.

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2008. Segment results were prepared in accordance with our management reporting systems.

2008 in € m. (unless stated otherwise)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	3,078	9,041	1,290	13,408	82	13,490[1]
Provision for credit losses	408	668	(1)	1,075	1	1,076
Total noninterest expenses	10,090	7,972	95	18,156	(0)	18,155
therein:						
Policyholder benefits and claims	(273)	18	–	(256)	4	(252)
Impairment of intangible assets	5	580	–	585	–	585
Restructuring activities	–	–	–	–	–	–
Minority interest	(48)	(20)	2	(66)	66	–
Income (loss) before income taxes	(7,371)	420	1,194	(5,756)	15	(5,741)
Cost/income ratio	N/M	88 %	7 %	135 %	N/M	135 %
Assets[2]	2,047,181	188,785	18,297	2,189,313	13,110	2,202,423
Average active equity[3]	20,262	8,315	403	28,979	3,100	32,079
Pre-tax return on average active equity[4]	(36) %	5 %	N/M	(20) %	N/M	(18) %

N/M – Not meaningful

1 Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million, which are excluded from our target definition.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average active equity please refer to Note [2]. For 'Total consolidated', pre-tax return on average shareholders' equity is (16) %.

2007 in € m. (unless stated otherwise)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	19,092	10,129	1,517	30,738	7	30,745[1]
Provision for credit losses	109	501	3	613	(1)	612
Total noninterest expenses	13,802	7,560	220	21,583	(199)	21,384
therein:						
Policyholder benefits and claims	116	73	–	188	5	193
Impairment of intangible assets	–	74	54	128	–	128
Restructuring activities	(4)	(9)	(0)	(13)	(0)	(13)
Minority interest	34	8	(5)	37	(37)	–
Income (loss) before income taxes	5,147	2,059	1,299	8,505	243	8,749
Cost/income ratio	72 %	75 %	15 %	70 %	N/M	70 %
Assets[2]	1,800,027	156,767	13,005	1,916,304	8,699	1,925,003
Average active equity[3]	20,714	8,539	473	29,725	368	30,093
Pre-tax return on average active equity[4]	25 %	24 %	N/M	29 %	N/M	29 %

N/M – Not meaningful

1 Includes gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 514 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million and a gain from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 317 million, which are excluded from our target definition.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average active equity please refer to Note [2]. For 'Total consolidated', pre-tax return on average shareholders' equity is 24 %.

Group Divisions

Corporate and Investment Bank Group Division

The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2008 and 2007, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2008	2007
Net revenues:		
Sales & Trading (equity)	(630)	4,613
Sales & Trading (debt and other products)	124	8,407
Origination (equity)	336	861
Origination (debt)	(713)	714
Advisory	589	1,089
Loan products	1,260	974
Transaction services	2,774	2,585
Other products	(661)	(151)
Total net revenues	**3,078**	**19,092**
therein:		
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	(1,027)	12,278
Provision for credit losses	**408**	**109**
Total noninterest expenses	**10,090**	**13,802**
therein:		
Policyholder benefits and claims	(273)	116
Impairment of intangible assets	5	–
Restructuring activities	–	(4)
Minority interest	**(48)**	**34**
Income (loss) before income taxes	**(7,371)**	**5,147**
Cost/income ratio	N/M	72 %
Assets	2,047,181	1,800,027
Average active equity[1]	20,262	20,714
Pre-tax return on average active equity	(36) %	25 %

N/M – Not meaningful

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

Corporate Banking & Securities Corporate Division

The following table sets forth the results of our Corporate Banking & Securities Corporate Division for the years ended December 31, 2008 and 2007, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2008	2007
Net revenues:		
Sales & Trading (equity)	(630)	4,613
Sales & Trading (debt and other products)	124	8,407
Origination (equity)	336	861
Origination (debt)	(713)	714
Advisory	589	1,089
Loan products	1,260	974
Other products	(661)	(151)
Total net revenues	**304**	**16,507**
Provision for credit losses	**402**	**102**
Total noninterest expenses	**8,427**	**12,169**
therein:		
Policyholder benefits and claims	(273)	116
Impairment of intangible assets	5	–
Restructuring activities	–	(4)
Minority interest	**(48)**	**34**
Income (loss) before income taxes	**(8,476)**	**4,202**
Cost/income ratio	N/M	74 %
Assets	2,012,427	1,785,876
Average active equity[1]	19,181	19,619
Pre-tax return on average active equity	(44) %	21 %

N/M – Not meaningful
1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Net revenues in 2008 were € 304 million, compared to € 16.5 billion in 2007. This development reflected mark-downs on credit market related assets of € 7.5 billion, compared to € 2.3 billion in the prior year, significant losses in key Sales & Trading businesses, particularly in the fourth quarter of 2008, and lower levels of Origination and Advisory revenues. The Corporate Banking & Securities Corporate Division recorded a loss before income taxes of € 8.5 billion in 2008, compared to income before income taxes of € 4.2 billion in 2007.

These losses reflect the impact on our business model of unprecedented levels of market volatility and correlation across asset classes during 2008 and particularly following the financial collapse of an U.S. investment bank in September. In response CB&S reduced its trading exposures in Equity and Credit Proprietary Trading. The Credit Proprietary Trading business has now been closed and legacy positions moved under different internal management. We continue to be exposed to further deterioration in prices for the remaining positions. The aforementioned losses more than offset significant year-on-year revenue growth in our customer-oriented money market and foreign exchange flow businesses.

Sales & Trading (debt and other products) revenues for the year were € 124 million, compared to € 8.4 billion in 2007. Key drivers of the decline were mark-downs of € 5.8 billion, relating to additional reserves against monoline insurers (€ 2.2 billion), further mark-downs on residential mortgage-backed securities (€ 2.1 billion) and commercial real estate loans (€ 1.1 billion), and impairment losses on available for sale positions (€ 490 million), compared to a total of € 1.6 billion in 2007. If reclassifications, in accordance with the amendments to IAS 39, had not been made, the income statement for the year would have included additional negative fair value adjustments of € 2.3 billion in Sales & Trading (debt and other products).

In Credit Trading, we incurred further losses of € 3.2 billion, predominantly in the fourth quarter, of which € 1.7 billion related to Credit Proprietary Trading. The losses in the Credit Proprietary Trading business were mainly driven by losses on long positions in the U.S. automotive sector and by falling corporate and convertible bond prices, as well as basis widening on significant other debt trading inventory versus the credit default swaps (CDS) established to hedge them. The remaining losses in our Credit Trading business were incurred across many sectors, as bonds were sold off and basis spreads widened, driven by significant market de-leveraging and low levels of liquidity. These losses were partially offset by record results in Foreign Exchange, Money Markets and Commodities, where customer activity remained strong.

Sales & Trading (equity) revenues were negative € 630 million, compared to positive € 4.6 billion in 2007. The decrease was mainly driven by losses in our Equity Derivatives and Equity Proprietary Trading businesses. In an environment characterized by severely dislocated equity markets, with unprecedented levels of volatility and very low levels of liquidity, Equity Derivatives incurred losses of € 1.4 billion, mainly in the fourth quarter. Significant increases in the levels of equity market volatility and in correlations between both individual equity securities and indices combined with the rapid downward repricing of dividend expectations negatively impacted the overall value of the structural positions we held from our significant client related trading activities in the European and other equity derivatives markets. Equity Proprietary Trading losses of € 742 million were driven by market-wide de-leveraging, which drove down convertible values and widened basis risk. However, the prime brokerage business continued to attract net new securities balances and generated revenues that were marginally lower than in 2007.

Revenues of € 212 million from Origination and Advisory were € 2.5 billion below 2007. The revenue decrease was caused primarily by mark-downs of € 1.7 billion, net of recoveries, against leveraged finance loans and loan commitments, compared to € 759million in 2007. In addition, revenues were affected by the turbulent conditions in the financial markets which led to lower issuances and new business volume compared to 2007. If reclassifications, in accordance with the amendments to IAS 39, had not been made, the income statement for the year would have included additional negative fair value adjustments from Origination and Advisory of € 1.1 billion.

Loan products revenues were € 1.3 billion, an increase of € 287 million, or 29 %, compared to 2007. The increase was largely driven by mark-to-market hedge gains and interest income on assets transferred from Origination (debt) to Loan Products as a result of reclassifications in accordance with the amendments to IAS 39.

Other products revenues were negative € 661 million, a decrease of € 510 million compared to 2007. The decrease primarily resulted from mark-to-market losses on investments held to back insurance policyholder claims in Abbey Life Assurance Company Limited, which was acquired in the fourth quarter 2007. This effect is offset in noninterest expenses and has no impact on net income (loss).

The provision for credit losses was a net charge of € 402 million in 2008, compared to a net charge of € 102 million in 2007. The increase was driven by a provision for credit losses of € 257 million related to assets which had been reclassified in accordance with the amendments to IAS 39, together with additional provisions, mainly on European loans, reflecting the deterioration in credit conditions.

Noninterest expenses decreased € 3.7 billion, or 31 %, to € 8.4 billion in 2008. This decrease was primarily due to lower performance-related compensation in line with business results, as well as the aforementioned effects from Abbey Life which resulted in cost decreases of € 389 million. Savings from cost containment measures and lower staff levels were offset by higher severance charges.

Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

The results for 2008 were significantly positively impacted by the application of the amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets" which were approved by the IASB and endorsed by the EU in October 2008. Under these amendments it is permissible to reclassify certain financial assets out of financial assets as at fair value through profit or loss and the available for sale classifications into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date.

In the third quarter, we identified assets, eligible under the amendments, for which we had a clear change of intent to hold for the foreseeable future. These assets were reclassified with effect from July 1, 2008 at fair value as of that date. In the fourth quarter 2008, we made additional reclassifications, at fair value at the date of reclassification. Where the decision to reclassify was made by November 1, 2008, the reclassifications were made with effect from October 1, 2008, at fair value on that date. Reclassifications made after November 1, 2008 were made on a prospective basis at fair value on the date of reclassification. All reclassifications were to loans. In these instances, management believed the intrinsic values of the assets exceeded their estimated fair values, which has been significantly adversely impacted by the reduced liquidity in the financial markets, and returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, we concluded that the reclassifications aligned more closely the accounting with the business intent.

The impacts of these reclassifications for CB&S are summarized in the following table and their consequential effect on credit market risk disclosures is provided in "Key Credit Market Exposures".

	Dec 31, 2008		Period ended Dec 31, 2008	
	Carrying value	Fair value	Impact on income before income taxes	Impact on net gains (losses) not recognized in the income statement
	in € bn.	in € bn.	in € m.	in € m.
Sales & Trading – Debt				
Trading assets reclassified to loans	16.2	14.3	2,073	–
Financial assets available for sale reclassified to loans	10.5	8.5	121	1,712
Origination and Advisory				
Trading assets reclassified to loans	7.4	6.4	1,101	–
Loan products				
Financial assets available for sale reclassified to loans	0.3	0.1	–	114
Total	**34.4**	**29.3**	**3,295[1]**	**1,826**

1 In addition to the impact in CB&S, income before income taxes increased by € 32 million in PBC.

The assets reclassified included funded leveraged finance loans with a fair value on the date of reclassification of € 7.5 billion which were entered into as part of an "originate to distribute" strategy. Assets with a fair value on the date of reclassification of € 9.4 billion were contained within consolidated asset backed commercial paper conduits at reclassification date. Commercial real estate loans were reclassified with a fair value on the date of reclassification of € 9.1 billion. These loans were intended for securitization at their origination or purchase date. The remaining reclassified assets, which comprised other assets principally acquired or originated for the purpose of securitization, had a fair value of € 9.0 billion on the reclassification date.

Key Credit Market Exposures

The following is an update on the development of certain key credit positions exposed to fair value movements through the profit and loss account ("P&L") (including protection purchased from monoline insurers) of those CB&S businesses that have been impacted throughout the global credit crisis and on which we have previously provided additional risk disclosures.

Assets reclassified from trading or available for sale to loans and receivables under the amendments to IAS 39 have been excluded from the 2008 figures as they no longer create fair value movements through P&L.

CDO Trading and Origination Businesses: The following table outlines the overall U.S. subprime residential mortgage-related exposures in our CDO trading businesses as of December 31, 2008 and December 31, 2007.

CDO subprime exposure – Trading			Dec 31, 2008			Dec 31, 2007
in € m.	Subprime ABS CDO gross exposure	Hedges and other protection purchased	Subprime ABS CDO net exposure	Subprime ABS CDO gross exposure	Hedges and other protection purchased	Subprime ABS CDO net exposure
Super Senior tranches	640	(182)	458	1,778	(938)	840
Mezzanine tranches	228	(195)	33	1,086	(922)	164
Total Super Senior and Mezzanine tranches	**868**	**(377)**	**491**	**2,864**	**(1,860)**	**1,004**
Other net subprime-related exposure held by CDO businesses			(6)			186
Total net subprime exposure in CDO businesses			**485**			**1,190**

In the above table, exposure represents our potential loss in the event of a 100 % default of subprime securities and subprime-related ABS CDO, assuming zero recovery. It is not an indication of net delta adjusted trading risk (the net delta adjusted trading risk measure is used to ensure comparability between different ABS CDO and other subprime exposures; for each subprime position the delta represents the change of the position in the related security which would have the same sensitivity to a given change in the market).

The various gross components of the overall net exposure shown above represent different vintages, locations, credit ratings and other market-sensitive factors. Therefore, while the overall numbers above provide a view of the absolute levels of our exposure to an extreme market movement, actual future profit and losses will depend on actual market movements, basis movements between different components of our positions, and our ability to adjust hedges in these circumstances. As of December 31, 2008, the Super Senior and Mezzanine gross exposures and hedges consisted of approximately 1 % 2007, 30 % 2006, 35 % 2005 and 34 % 2004 and earlier vintages.

ABS CDO valuations are driven by parameters which can be separated into primary and secondary. Primary parameters are quantitative inputs into the pricing model. Secondary parameters can be qualitative (geographical concentration) or quantitative (historical default rates), and are used to determine the appropriate values for the primary parameters. Secondary parameters are used as guidelines to support the reasonable estimates for primary parameters. Key primary parameters driving valuation for CDO assets include forward rates, credit spreads, prepayment speeds, and correlation, default and recovery rates.

Our assumptions are benchmarked against market transactions to the extent possible. We have also classified ABS CDO as subprime if 50 % or more of the underlying collateral are home equity loans.

In addition to subprime-related CDO exposure, we also have exposure to ABS CDO positions backed by U.S. Alt-A mortgage collateral. The table below summarizes our exposure for these positions on an equivalent basis to the above.

CDO Alt-A exposure - Trading		**Exposure**
in € m.	**Dec 31, 2008**	**Dec 31, 2007**
Total gross Alt-A exposure	201	603
Hedges and other protection purchased	(147)	(442)
Total net Alt-A exposure in CDO businesses	**54**	**161**

Our CDO businesses also have exposure to CDOs backed by other asset classes, including commercial mortgages, trust preferred securities and collateralized loan obligations. These exposures are typically hedged through transactions arranged with other market participants or through other related market instruments. Actual future profits and losses will depend on actual market movements, basis movements between different components of our positions, and our ability to adjust hedges in these circumstances.

In addition to the exposure classified as "trading", the table below summarizes our exposure to U.S. subprime ABS CDOs classified as "Available for Sale". These exposures arise from activities with Group sponsored consolidated asset-backed commercial paper conduits. While changes in the fair value of available for sale securities generally are recorded in equity, certain reductions in fair value are reflected in profit or loss. In the 2008 results, we recorded charges in profit or loss of € 448 million against these available for sale positions which have been previously recorded in equity. As of December 31, 2008, the remaining amount recorded in equity against these positions was € 15 million.

CDO subprime exposure – Available for sale and short positions on trading book		**Exposure**
in € m.	**Dec 31, 2008**	**Dec 31, 2007**
Available for sale	86	499
Short positions on trading book	–	(446)
Total net CDO subprime exposure	**86**	**53**

Residential Mortgage Trading Businesses: We also have ongoing exposure to the U.S. residential mortgage market through our trading, origination and securitization business in residential mortgages. The credit sensitive exposures are summarized below. Our analysis excludes both agency mortgage backed securities and agency eligible loans, which we do not consider to be credit sensitive products. Agency mortgage backed securities are not considered to be credit sensitive products as the timely payment of principal and interest on the underlying loans is guaranteed by government sponsored entities ("GSEs"). Agency eligible loans are not considered to be credit sensitive products as they are underwritten to meet agency guidelines, which allow them to be sold to GSEs.

Our analysis also excludes interest-only and inverse interest-only positions which are negatively correlated to deteriorating markets.

Other U.S. residential mortgage business exposure		Exposure
in € m.	Dec 31, 2008	Dec 31, 2007
Alt-A	3,406	7,848
Subprime	84	214
Other	1,359	1,666
Total other U.S. residential mortgage gross assets	**4,849**	**9,729**
Hedges and other protection purchased	(3,993)	(6,921)
Other trading-related net positions	403	803
Total net other U.S. residential mortgage business exposure	**1,259**	**3,611**

In the above table, exposure represents our potential loss in the event of a 100 % default of RMBS bonds, loans and associated hedges, assuming a zero recovery. It is not an indication of net delta adjusted trading risk (the net delta adjusted trading risk measure is used to ensure comparability between different residential mortgage-backed securities and other exposures; for each synthetic position the delta represents the position in the related security which would have the same sensitivity to a given change in the market).

The various gross components of the overall net exposure shown above represent different vintages, locations, credit ratings and other market-sensitive factors. Therefore, while the overall numbers above provide a view of the absolute levels of our exposure to an extreme market movement, actual future profits and losses will depend on actual market movements, basis movements between different components of our positions and our ability to adjust hedges in these circumstances. On December 31, 2008, the Alt-A and subprime gross assets, and hedges and other protection purchased, consisted of approximately 89 % 2007, 9 % 2006 and 2 % 2005 and earlier vintages. The credit ratings on the total Alt-A and subprime gross assets, and hedges and other protection purchased, were approximately 90 % AAA.

Hedges consist of a number of different market instruments, including protection provided by monoline insurers, single-name CDS contracts with market counterparties and index-based contracts.

During 2008 we recorded losses of € 1.8 billion, excluding impacts of monoline provisions which are included in the monoline disclosure, in our U.S. residential mortgage business, primarily relating to the Alt-A exposures that are disclosed in the table above.

CB&S's European "originate to distribute" mortgage business has remaining exposures to residential mortgages in trading assets which are summarized in the table below. During 2008, we incurred losses of € 277 million on mark-downs of these trading assets.

European residential mortgage business exposure (fair value basis)		Exposure
in € m.	Dec 31, 2008	Dec 31, 2007
United Kingdom	188	1,545
Italy	56	423
Germany	13	148
Spain	–	83
Total European residential mortgage business exposure	**257**	**2,200**

In the above table, our exposure excludes assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, "Reclassification of Financial Assets", with an effective transfer date of July 1, 2008 or later. The impact of the transfer was to reduce our P&L exposure to fair value movements as of December 31, 2008 by € 1.1 billion (thereof UK € 699 million, Italy € 198 million, Germany € 146 million and Spain € 65 million).

Exposure to Monoline Insurers: The deterioration of the U.S. subprime mortgage and related markets has generated large exposures to financial guarantors, such as monoline insurers, that have insured or guaranteed the value of pools of collateral referenced by CDOs and other market-traded securities. Actual claims against monoline insurers will only become due if actual defaults occur in the underlying assets (or collateral). There is ongoing uncertainty as to whether some monoline insurers will be able to meet all their liabilities to banks and other buyers of protection. Under certain conditions (e.g. liquidation) we can accelerate claims regardless of actual losses on the underlying assets.

The following table summarizes the fair value of our counterparty exposures to monoline insurers with respect to U.S. residential mortgage-related activity, on the basis of the fair value of the assets compared with the notional value guaranteed or underwritten by monoline insurers. The table shows the associated credit valuation adjustments ("CVA") that we have recorded against the exposures.

The credit valuation adjustments are assessed name-by-name based on internally determined credit ratings and, in the case of those deemed unlikely to be able to meet their liabilities in full, an in-depth analysis of the facts and circumstances by our Credit Risk Management function.

Monoline exposure related to U.S. residential mortgages	Dec 31, 2008				Dec 31, 2007			
in € m.	Notional amount	Fair value prior to CVA[1]	CVA[1]	Fair value after CVA[1]	Notional amount	Fair value prior to CVA[1]	CVA[1]	Fair value after CVA[1]
AA/AAA Monolines:								
Super Senior ABS CDO	–	–	–	–	1,087	615	(25)	590
Other subprime	76	40	–	39	461	44	–	44
Alt-A	5,063	1,573	(37)	1,536	6,318	229	–	229
Total AA/AAA Monolines[2]	**5,139**	**1,613**	**(37)**	**1,576**	**7,866**	**888**	**(25)**	**863**
Non AA/AAA Investment Grade Monolines:								
Super Senior ABS CDO	–	–	–	–	–	–	–	–
Other subprime	–	–	–	–	–	–	–	–
Alt-A	–	–	–	–	–	–	–	–
Total Non AA/AAA Investment Grade Monolines	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Non Investment Grade Monolines:								
Super Senior ABS CDO	1,110	1,031	(918)	113	69	57	(57)	–
Other subprime	258	80	(24)	56	–	–	–	–
Alt-A	1,293	336	(346)	(10)	–	–	–	–
Total Non Investment Grade Monolines	**2,660**	**1,447**	**(1,288)**	**159**	**69**	**57**	**(57)**	**–**
Total	**7,799**	**3,060**	**(1,325)**	**1,735**	**7,935**	**945**	**(82)**	**863**

1 Credit valuation adjustment
2 Fair value prior to CVA 2008: 100 % rated "AA"; 2007: 72 % rated "AAA" and 28 % "AA"

The ratings in the table above are based on external ratings. We have applied the lower of Standard & Poor's and Moody's credit ratings as of December 31, 2008 and December 31, 2007.

The table above excludes counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As of December 31, 2008 and December 31, 2007, the exposure on wrapped bonds related to U.S. residential mortgages was € 58 million and € 159 million, respectively, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

A proportion of this mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

In addition to the residential mortgage-related activities shown in the table above, we have other exposures to monoline insurers, based on the mark-to-market value of other protected assets. These arise from a range of client and trading activity, including collateralized loan obligations, commercial mortgage-backed securities, trust preferred securities, student loans and public sector or municipal debt. The following table summarizes the fair value of our other counterparty exposures to monoline insurers, on the basis of the fair value of the assets compared with the notional value guaranteed or underwritten by monoline insurers.

The table shows the associated credit valuation adjustments that we have recorded against the exposures which are assessed and calculated on the basis set out above.

Other Monoline exposure	Dec 31, 2008				Dec 31, 2007			
in € m.	Notional amount	Fair value prior to CVA[1]	CVA[1]	Fair value after CVA[1]	Notional amount	Fair value prior to CVA[1]	CVA[1]	Fair value after CVA[1]
AA/AAA Monolines:								
TPS-CLO	3,019	1,241	(29)	1,213	3,606	192	–	192
CMBS	1,018	117	(3)	115	7,798	122	–	122
Corporate single name/Corporate CDO	6,273	222	(2)	219	13,133	45	–	45
Student loan	277	105	(2)	103	1,687	135	–	135
Other	587	288	(5)	283	2,607	136	–	136
Public sector / Municipal	–	–	–	–	1,027	2	–	2
Total AA/AAA Monolines[2]	**11,174**	**1,974**	**(41)**	**1,933**	**29,858**	**632**	**–**	**632**
Non AA/AAA Investment Grade Monolines:								
TPS-CLO	416	215	(59)	156	–	–	–	–
CMBS	5,537	882	(111)	771	–	–	–	–
Corporate single name/Corporate CDO	5,525	272	(38)	234	–	–	–	–
Student loan	53	20	(3)	17	–	–	–	–
Other	498	94	(16)	78	–	–	–	–
Public sector/Municipal	–	–	–	–	–	–	–	–
Total Non AA/AAA Investment Grade Monolines	**12,029**	**1,484**	**(228)**	**1,256**	**–**	**–**	**–**	**–**
Non Investment Grade Monolines:								
TPS-CLO	831	244	(74)	169	–	–	–	–
CMBS	672	125	(56)	69	–	–	–	–
Corporate single name/Corporate CDO	787	9	(2)	6	–	–	–	–
Student loan	1,185	906	(227)	680	–	–	–	–
Other	1,244	504	(229)	275	–	–	–	–
Public sector/Municipal	–	–	–	–	–	–	–	–
Total Non Investment Grade Monolines	**4,719**	**1,787**	**(588)**	**1,199**	**–**	**–**	**–**	**–**
Total	**27,922**	**5,245**	**(857)**	**4,388**	**29,858**	**632**	**–**	**632**

1 Credit valuation adjustment
2 Fair value prior to CVA 2008: 100 % rated "AA"; 2007: 96 % rated "AAA" and 4 % "AA"

The ratings in the table above are based on external ratings. We have applied the lower of Standard & Poor's and Moody's credit ratings as of December 31, 2008 and December 31, 2007.

The table above excludes counterparty exposure to monoline insurers that relates to wrapped bonds. As of December 31, 2008 and December 31, 2007, the exposure on wrapped bonds other than those related to U.S. residential mortgages was € 136 million and € 612 million, respectively, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

A proportion of this mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

As of December 31, 2008, our total CVA for monoline exposures was € 2.2 billion (thereof U.S. residential mortgage-related € 1.3 billion, other exposures € 857 million), compared to € 82 million (all U.S. residential mortgage-related) as of December 31, 2007.

Commercial Real Estate Business: Our Commercial Real Estate business takes positions in commercial mortgage whole loans which are originated and either held with the intent to sell, syndicate, securitize or otherwise distribute to third party investors, or held on an amortized cost basis.

The following is a summary of our exposure to commercial mortgage whole loans which are held on a fair value basis as of December 31, 2008 and December 31, 2007. This excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced.

Commercial Real Estate traded whole loan exposure (fair value basis)	**Gross exposure**	
in € m.	**Dec 31, 2008**	**Dec 31, 2007[1]**
Funded positions	4,600	16,044
Unfunded commitments	–	1,218
Total gross traded whole loan exposure [A]	**4,600**	**17,262**
Net risk reduction[2] [B]	(1,367)	(1,215)
Total net traded whole loan exposure	**3,233**	**16,047**
Gross exposure by region:		
Germany	1,347	6,873
North America	2,609	8,366
Other Europe	593	1,926
Asia/Pacific[1]	51	97
Gross exposure by loan type:		
Office	1,554	4,086
Hotel	1,079	4,717
Retail	1,076	3,199
Multi-Family	214	2,899
Leisure	415	1,000
Mixed Use	31	800
Other	231	561

Mark-to-market losses against loans and loan commitments		
in € m.	**2008**	**2007**
Net mark-downs excluding hedges	(857)	(386)
Gain (loss) on specific hedges	(270)	171
Net mark-downs including specific hedges	**(1,127)**	**(215)**
	Dec 31, 2008	**Dec 31, 2007**
Life-to-date gross mark-downs excluding fees and specific hedges on remaining exposure [C]	(628)	(558)
Fees on remaining exposure	95	172
Life-to-date net mark-downs excluding specific hedges on remaining exposure	**(533)**	**(386)**
Carrying value of loans and loan commitments held on a fair value basis, gross of risk reduction [A-C]	**3,972**	**16,704**
Carrying value of loans and loan commitments held on a fair value basis, net of risk reduction [A-B-C]	**2,605**	**15,489**

1 Gross exposure as of December 31, 2007 has been restated by € 97 million to include traded whole loans in Asia/Pacific.
2 Risk reduction trades represent a series of derivative or other transactions entered into in order to mitigate risk on specific whole loans.

In the above table, our exposure excludes assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, "Reclassification of Financial Assets", with an effective transfer date of July 1, 2008 or later. The impact of the transfer was to reduce our trading loans subject to fair value movements through the P&L as of December 31, 2008 by € 6.9 billion and to increase our loans accounted for on an amortized cost basis by a corresponding amount.

The above table also excludes our previous loan exposure to The Cosmopolitan Resort and Casino. In September 2008, we foreclosed on the property. The fair value of the loan at the date of transfer was € 799 million. The property is now carried as an investment property under construction and is included in Property and equipment, with a carrying value as of December 31, 2008 of € 1.1 billion. For further information on this asset see section "Events after the balance sheet date" on page 61.

Leveraged Finance Business: The following is a summary of our exposures to leveraged loan and other financing commitments arising from the activities of our Leveraged Finance business as of December 31, 2008 and December 31, 2007. These activities include private equity transactions and other buyout arrangements. Also shown are the mark-downs taken against these loans and loan commitments as of December 31, 2008 and December 31, 2007.

Leveraged Finance exposure (fair value basis)	**Gross exposure**	
in € m.	**Dec 31, 2008**	**Dec 31, 2007**
Funded positions	851	14,492
Unfunded commitments	–	20,415
Total Leveraged Finance exposure [A]	**851**	**34,908**
Gross exposure by region:		
North America	812	25,766
Europe	39	8,667
Asia/Pacific	–	475
Gross exposure by industry sector:		
Telecommunications	74	7,486
Chemicals	–	5,403
Pharmaceuticals	–	4,554
Media	481	2,797
Hospitality & Gaming	106	4,192
Leasing	–	1,386
Services	109	2,319
Healthcare	19	328
Retail	–	2,455
Technology	16	1,345
Utilities	47	1,498
Other	–	1,145

Mark-to-market losses against loans and loan commitments		
in € m.	**2008**	**2007**
Net mark-downs excluding hedges	(1,683)	(759)
	Dec 31, 2008	**Dec 31, 2007**
Life-to-date gross mark-downs excluding fees and hedges on remaining exposure [B]	(326)	(1,351)
Fees on remaining exposure	17	642
Life-to-date net mark-downs excluding hedges on remaining exposure	**(309)**	**(709)**
Exposure to loans and loan commitments (fair value basis) [A-B]	**525**	**33,558**

The table above excludes both new exposures entered into in 2008, which were transacted at market rates and have a fair value of € 558 million as of December 31, 2008, and loans, entered into after January 1, 2007, accounted for on an amortized cost basis of € 9.9 billion, compared to € 1.3 billion as of December 31, 2007. Included in the loans accounted for on an amortized cost basis are assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, "Reclassification of Financial Assets", with an effective transfer date of

July 1, 2008 or later. The impact of the transfers was to reduce our trading loans subject to fair value movements through the P&L as of December 31, 2008 by € 8.5 billion and to increase our loans accounted for on an amortized cost basis by a corresponding amount.

During 2008, we entered into transactions with four special purpose entities to derecognize certain loans, predominantly U.S. leveraged loans and commercial real estate loans that were held at fair value through profit or loss. Please refer to "Special Purpose Entities" on page 33 for more information.

Global Transaction Banking Corporate Division

The following table sets forth the results of our Global Transaction Banking Corporate Division for the years ended December 31, 2008 and 2007, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2008	2007
Net revenues:		
Transaction services	2,774	2,585
Other products	–	–
Total net revenues	2,774	2,585
Provision for credit losses	5	7
Total noninterest expenses	1,663	1,633
therein:		
Restructuring activities	–	(1)
Minority interest	–	–
Income (loss) before income taxes	1,106	945
Cost/income ratio	60 %	63 %
Assets	49,487	32,117
Average active equity[1]	1,081	1,095
Pre-tax return on average active equity	102 %	86 %

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Income before income taxes increased by € 160 million, or 17 %, to a record € 1.1 billion for the year ended December 31, 2008. This development reflected record revenues combined with sustained cost discipline.

Net revenues increased by 7 % to € 2.8 billion in 2008. The increase of € 189 million compared to 2007 was mainly driven by an improved business flow in documentary credit services and export finance solutions for clients' cross-border trade transactions in the Trade Finance business. Cash Management also generated higher revenues as a result of significantly increased transaction volumes in both the euro and U.S. dollar clearing business. Despite the market turmoil in 2008, there was a solid growth in deposit balances of 8 % as compared to December 31, 2007.

The provision for credit losses was a net charge of € 5 million, compared to a net charge of € 7 million in 2007.

Noninterest expenses of € 1.7 billion remained stable compared to 2007. Expenses related to investments, including the acquisitions of HedgeWorks LLC in the U.S. and the operating platform of Pago eTransaction Services GmbH, were mostly offset by cost containment measures, efficiency improvements and lower performance-related compensation.

Private Clients and Asset Management Group Division

The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2008 and 2007, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2008	2007
Net revenues:		
Portfolio/fund management	2,457	3,017
Brokerage	1,891	2,172
Loan/deposit	3,251	3,145
Payments, account & remaining financial services	1,066	1,039
Other products	376	756
Total net revenues	**9,041**	**10,129**
therein:		
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,871	3,529
Provision for credit losses	**668**	**501**
Total noninterest expenses	**7,972**	**7,560**
therein:		
Policyholder benefits and claims	18	73
Impairment of intangible assets	580	74
Restructuring activities	–	(9)
Minority interest	**(20)**	**8**
Income (loss) before income taxes	**420**	**2,059**
Cost/income ratio	88 %	75 %
Assets	188,785	156,767
Average active equity[1]	8,315	8,539
Pre-tax return on average active equity	5 %	24 %
Invested assets[2] (in € bn.)	816	952

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
2 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of Private Clients and Asset Management Group Division.

Asset and Wealth Management Corporate Division

The following table sets forth the results of our Asset and Wealth Management Corporate Division for the years ended December 31, 2008 and 2007, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2008	2007
Net revenues:		
Portfolio/fund management (AM)	1,840	2,351
Portfolio/fund management (PWM)	361	414
Total portfolio/fund management	**2,201**	**2,765**
Brokerage	908	964
Loan/deposit	266	223
Payments, account & remaining financial services	26	22
Other products	(137)	401
Total net revenues	**3,264**	**4,374**
Provision for credit losses	**15**	**1**
Total noninterest expenses	**3,794**	**3,453**
therein:		
Policyholder benefits and claims	18	73
Impairment of intangible assets	580	74
Restructuring activities	–	(8)
Minority interest	**(20)**	**7**
Income (loss) before income taxes	**(525)**	**913**
Cost/income ratio	116 %	79 %
Assets	50,473	39,180
Average active equity[1]	4,870	5,109
Pre-tax return on average active equity	(11) %	18 %
Invested assets[2] (in € bn.)	628	749

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
2 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

For the year 2008, AWM reported net revenues of € 3.3 billion, a decrease of € 1.1 billion, or 25 %, compared to 2007. Portfolio/fund management revenues in Asset Management (AM) decreased by € 510 million, or 22 %, and in Private Wealth Management (PWM) by € 53 million, or 13 %. Both business divisions were significantly and negatively impacted by market developments in 2008, especially in the fourth quarter, as well as from the strong euro. The deterioration of performance and asset-based fees reflected the sharp decline of asset valuations and the related development of assets under management, especially with regard to equity products. Brokerage revenues decreased by € 56 million, or 6 %, compared to 2007, reflecting limited client activity in the challenging market environment and the impact of the stronger euro. Loan/deposit revenues were up € 43 million, or 20 %, due to a significant growth of loan and deposit volumes. Revenues from Other products were negative € 137 million for 2008 compared to positive revenues of € 401 million last year. The negative revenues for the current year were composed of a number of significant specific items due to the market dislocations, including mark-downs on seed capital and other investments of approximately € 230 million and injections of € 150 million into certain consolidated money market funds.

Noninterest expenses in 2008 were € 3.8 billion, an increase of € 341 million, or 10 %, compared to 2007. The increase was primarily due to an impairment of € 310 million related to DWS Scudder intangible assets (compared to € 74 million in 2007) and a goodwill impairment of € 270 million in a consolidated investment, both in AM. In PWM, a provision of € 98 million was taken related to the obligation to repurchase Auction Rate Preferred ("ARP") securities/ Auction Rate Securities ("ARS") at par from retail clients following a settlement in the U.S.

AWM's full year 2008 resulted in a loss before income taxes of € 525 million, compared to an income before income taxes of € 913 million in 2007.

Invested assets in AWM were € 628 billion at December 31, 2008, a decrease of € 121 billion compared to December 31, 2007. Of this decrease, asset value declines accounted for € 109 billion. For the full year 2008, AM recorded net outflows of € 22 billion while PWM attracted net new assets of € 10 billion.

Private & Business Clients Corporate Division

The following table sets forth the results of our Private & Business Clients Corporate Division for the years ended December 31, 2008 and 2007, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2008	2007
Net revenues:		
Portfolio/fund management	256	253
Brokerage	983	1,207
Loan/deposit	2,985	2,923
Payments, account & remaining financial services	1,040	1,017
Other products	513	355
Total net revenues	**5,777**	**5,755**
Provision for credit losses	**653**	**501**
Total noninterest expenses	**4,178**	**4,108**
therein:		
Restructuring activities	–	(1)
Minority interest	**0**	**0**
Income (loss) before income taxes	**945**	**1,146**
Cost/income ratio	72 %	71 %
Assets	138,350	117,809
Average active equity[1]	3,445	3,430
Pre-tax return on average active equity	27 %	33 %
Invested assets[2] (in € bn.)	189	203
Loan volume (in € bn.)	91	87
Deposit volume (in € bn.)	118	96

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
2 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Net revenues of € 5.8 billion were essentially unchanged compared with 2007. Portfolio/fund management revenues increased by € 3 million, or 1 %, driven by a successful portfolio management product campaign in the third quarter of 2008. Brokerage revenues decreased by € 224 million, or 19 %, mainly reflecting low client activity in a difficult market environment. Loan/deposit revenues increased by € 62 million, or 2 %, mainly driven by growth in both loan and deposit volumes, partly offset by lower margins, especially in deposit products. Payment, account & remaining financial services revenues increased by € 23 million, or 2 %, mainly driven by higher revenues from the credit card business. Revenues from Other products of € 513 million in 2008 increased by € 158 million, or 44 %, mainly driven by PBC's asset and liability management function, dividend income from a cooperation partner after an IPO and subsequent gains related to a business sale closed in a prior period.

Provision for credit losses increased by € 152 million, or 30 %, mainly reflecting the deteriorating credit conditions in Spain, higher delinquencies in Germany and Italy, as well as organic growth in Poland.

Noninterest expenses of € 4.2 billion were € 70 million, or 2 %, higher than in 2007. Higher severance and staffing costs were offset by lower performance-related compensation and tight cost management.

Invested assets of € 189 billion at the end of 2008 decreased by € 15 billion. Market depreciation of € 30 billion was partly offset by net new assets inflows of € 15 billion.

The number of clients in PBC reached 14.6 million at year end 2008, an increase of approximately 800,000 net new clients, mainly in Germany, Italy and Poland.

Corporate Investments Group Division

The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2008 and 2007, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2008	2007
Net revenues	**1,290**	**1,517**
therein:		
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	(172)	157
Provision for credit losses	**(1)**	**3**
Total noninterest expenses	**95**	**220**
therein:		
Impairment of intangible assets	–	54
Restructuring activities	–	(0)
Minority interest	**2**	**(5)**
Income (loss) before income taxes	**1,194**	**1,299**
Cost/income ratio	7 %	15 %
Assets	18,297	13,005
Average active equity[1]	403	473
Pre-tax return on average active equity	N/M	N/M

N/M – Not meaningful

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

In 2008 CI's income before income taxes was € 1.2 billion compared to € 1.3 billion in 2007.

Net revenues were € 1.3 billion, a decrease of € 227 million compared to 2007. Net revenues in 2008 included net gains of € 1.3 billion from the sale of industrial holdings (mainly related to Daimler AG, Allianz SE and Linde AG), a gain of € 96 million from the disposal of our investment in Arcor AG & Co. KG, dividend income of € 114 million, as well as mark-downs, including the impact from our option to increase our share in Hua Xia Bank Co. Ltd.

Net revenues in 2007 included net gains of € 626 million from selling some of our industrial holdings (mainly Allianz SE, Linde AG and Fiat S.p.A.), a gain of € 178 million from our equity method investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment charge of € 54 million of CI's goodwill), dividend income of € 141 million and mark-ups from our option to increase our share in Hua Xia Bank Co. Ltd. In addition, net revenues included a gain of € 313 million from the sale and leaseback transaction of our premises at 60 Wall Street.

Total noninterest expenses were € 95 million, a decrease of € 126 million compared to the previous year. This decrease was mainly the result of lower costs from consolidated investments in 2008 and the aforementioned goodwill impairment charge in 2007.

At year end 2008, the alternative assets portfolio of CI had a carrying value of € 434 million (down 31 % compared to 2007), of which 72 % was real estate investments, 23 % was private equity direct investments and 5 % was private equity indirect and other investments. This compares to a carrying value of € 631 million at year end 2007.

Consolidation & Adjustments

For a discussion of Consolidation & Adjustments to our business segment results see Note [2] to the consolidated financial statements.

Liquidity and Capital Resources

For a detailed discussion of our liquidity risk management, see our Risk Report and Note [36] to the consolidated financial statements.

Special Purpose Entities

We engage in various business activities with certain entities, referred to as special purpose entities (SPEs), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.

We may or may not consolidate SPEs that we have set up or sponsored or with which we have a contractual relationship. We will consolidate an SPE when we have the power to govern its financial and operating policies, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. When the activities are narrowly defined or it is not evident who controls the financial and operating policies of the SPE, a range of other factors are considered. These factors include whether (1) the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain the benefits from the SPE's operations, (2) we have decision-making powers to obtain the majority of the benefits, (3) we will obtain the majority of the benefits of the activities of the SPE, and (4) we retain the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. We consolidate an SPE if an assessment of the relevant factors indicates that we control it.

We reassess our treatment of SPEs for consolidation when there is a change in the SPE's arrangements or the substance of the relationship between us and an SPE changes. For further detail on our accounting policies regarding consolidation and reassessment of consolidation of SPEs please refer to Note [1] in our consolidated financial statements.

In limited situations we consolidate some SPEs for both financial reporting and German regulatory purposes. However, in all other cases we hold regulatory capital, as appropriate, against all SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to non-consolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.

Total Assets in Consolidated SPEs

Dec 31, 2008						Asset type
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans[2]	Cash and cash equivalents	Other assets	Total assets
Category:						
Group sponsored ABCP conduits[2]	–	30	24,523	6	132	24,691
Group sponsored securitizations						
U.S.	6,792	–	–	–	277	7,069
non-U.S.[2]	1,655	–	1,324	41	30	3,050
Third party sponsored securitizations						
U.S.	546	–	–	–	125	671
non-U.S.	–	–	533	1	23	557
Repackaging and investment products	9,012	1,847	101	935	2,224	14,119
Mutual funds	7,005	–	–	3,328	45	10,378
Structured transactions	3,327	202	5,066	22	416	9,033
Operating entities[2]	1,810	3,497	1,986	600	1,472	9,365
Other	415	307	926	485	839	2,972
Total	**30,562**	**5,883**	**34,459**	**5,418**	**5,583**	**81,905**

1 Fair value of derivative positions is € 391 million.

2 Certain positions have been reclassified from trading and available for sale into loans in accordance with IAS 39, "Reclassification of Financial Assets" which became effective on July 1, 2008. For an explanation of the impact of the reclassification please see Note [10] and "Results of Operations by Segment – Corporate Banking & Securities Corporate Division, Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets".

Dec 31, 2007						Asset type
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans	Cash and cash equivalents	Other assets	Total assets
Category:						
Group sponsored ABCP conduits	5	10,558	16,897	3	139	27,602
Group sponsored securitizations						
U.S.	24,720	–	–	–	569	25,289
non-U.S.	2,957	–	383	33	4	3,377
Third party sponsored securitizations						
U.S.	13,781	–	–	–	24	13,805
non-U.S.	–	–	–	–	–	–
Repackaging and investment products	12,543	1,825	–	1,012	1,453	16,833
Mutual funds	256	–	–	424	1	681
Structured transactions	4,449	4,672	2,664	604	314	12,703
Operating entities	2,576	3,458	216	17	337	6,604
Other	616	302	583	306	472	2,279
Total	**61,903**	**20,815**	**20,743**	**2,399**	**3,313**	**109,173**

1 Fair value of derivative positions is € 489 million.

These tables provide detail about the assets (after consolidation eliminations) in our consolidated SPEs. Further details follow regarding the purpose of the SPEs, the nature of our relationship with the SPEs and the associated risks. These tables should be read in conjunction with Key Credit Market Exposures which is included in "Results of Operations by Segment – Corporate Banking & Securities Corporate Division."

Group Sponsored ABCP Conduits

We set up, sponsor and administer our own asset-backed commercial paper (ABCP) programs. These programs provide our customers with access to liquidity in the commercial paper market and create investment products for our clients. As an administrative agent for the commercial paper programs, we facilitate the purchase of non-Deutsche Bank Group loans, securities and other receivables by the commercial paper conduit (conduit), which then issues to the market high-grade, short-term commercial paper, collateralized by the underlying assets, to fund the purchase. The conduits require sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper. We are the liquidity provider to these conduits and therefore exposed to changes in the carrying value of their assets.

Our liquidity exposure to these conduits is to the entire commercial paper issued of € 25.2 billion and € 26.6 billion as of December 31, 2008 and December 31, 2007, of which we held € 5.1 billion and € 8.8 billion, respectively.

The collateral in the conduits includes a range of asset-backed loans and securities, including aircraft leasing, student loans, trust preferred securities and residential- and commercial-mortgage-backed securities. The collateral in the conduits decreased € 2.9 billion from December 31, 2007 to December 31, 2008 as a result of the maturity of € 1.3 billion liquidity facilities, € 0.7 billion general decline in the fair value of financial assets available for sale which were then reclassified to loans in the third quarter of 2008 and the transfer of € 0.9 billion assets from the conduits to another consolidated entity to facilitate collateral management.

We consolidate the majority of our sponsored conduit programs because we have the controlling interest.

Group Sponsored Securitizations

We sponsor SPEs for which we originate or purchase assets. These assets are predominantly commercial and residential whole loans or mortgage-backed securities. The SPEs fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the SPE. When we retain a subordinated interest in the assets that have been securitized, an assessment of the relevant factors is performed and, if SPEs are controlled by us, they are consolidated. The fair value of our retained exposure in these securitizations as of December 31, 2008 and December 31, 2007 was € 4.4 billion and € 8.6 billion, respectively. During 2008 we actively sold the subordinated interests in these SPEs, which resulted in the deconsolidation of some of the SPEs and a reduction in our consolidated assets.

Third Party Sponsored Securitizations

In connection with our securities trading and underwriting activities, we acquire securities issued by third party securitization vehicles that purchase diversified pools of commercial and residential whole loans or mortgage-backed securities. The vehicles fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the vehicles. When we hold a subordinated interest in the SPE, an assessment of the relevant factors is performed and if SPEs are controlled by us, they are consolidated. As of December 31, 2008 and December 31, 2007 the fair value of our retained exposure in these securitizations was € 0.8 billion and € 1.1 billion, respectively. During 2008 we actively sold the subordinated interests in these SPEs, which resulted in the deconsolidation of some of the SPEs and a reduction in our consolidated assets.

Repackaging and Investment Products

Repackaging is a similar concept to securitization. The primary difference is that the components of the repackaging SPE are generally securities and derivatives, rather than non-security financial assets, which are then "repackaged" into a different product to meet specific individual investor needs. We consolidate these SPEs when we have the majority of risks and rewards. As we are the swap counterparty to notes issued by the SPEs and held by us, we are exposed to changes in market values of collateral held against these notes, the fair value of which was € 1.9 billion as of December 31, 2008 and € 2.6 billion as of December 31, 2007. As of December 31, 2008 and December 31, 2007 the total assets held in these SPEs were € 2.3 billion and € 2.8 billion, respectively.

Investment products offer clients the ability to become exposed to specific portfolios of assets and risks through purchasing our structured notes. We hedge this exposure by purchasing interests in SPEs that match the return specified in the notes. We consolidate the SPEs when we hold the controlling interest or have the majority of risks and rewards. Assets in the consolidated SPEs as of December 31, 2008 and December 31, 2007 totaled € 9.8 billion and € 13.5 billion, respectively. The reduction in consolidated assets was generally a result of a decrease in the fair value of the assets, € 2.1 billion, and € 1.6 billion from the redemption of notes, deconsolidation and the liquidation of assets held in the SPEs. These assets typically include bonds, equities and real estate assets, of which a significant portion of the risk is transferred to the note holders. In addition, we also consolidate RREEF funds with real estate and infrastructure assets totaling € 2.0 billion and € 0.5 billion as of December 31, 2008 and December 31, 2007, respectively. The increase in consolidated RREEF funds is due to the consolidation of funds holding our investments in Maher Terminals LLC and Maher Terminals of Canada Corp. with assets totaling € 1.4 billion at December 31, 2008. As we own all issued interests in these funds, we are exposed to the entire performance of these assets.

Mutual Funds

We offer clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds. We provide a guarantee feature to certain funds in which we guarantee certain levels of the net asset value to be returned to investors at certain dates. The risk for us as guarantor is that we have to compensate the investors if the market values of such products at their respective guarantee dates are lower than the guaranteed levels. For our investment management service in relation to such products, we earn management fees and, on occasion, performance-based fees.

For all funds we determine a projected yield based on current money market rates. However, no guarantee or assurance is given that these yields will actually be achieved. Though we are not contractually obliged to support these funds, we made a decision, in a number of cases in which actual yields were lower than originally projected (although still above any guaranteed thresholds), to support the funds' target yields by injecting cash of € 49 million in 2007 and € 207 million in 2008. This action was on a discretionary basis, and was taken to protect our market position. Initially such support was seen as temporary action. However, when we continued to make cash injections through the second quarter of 2008, we concluded that we could not preclude future discretionary cash injections being made to support the yield and reassessed the consolidation requirement. We concluded that the majority of the risk lies with us and that it was appropriate to consolidate eight funds effective June 30, 2008.

During 2008, one of these funds (provided with a guarantee) was liquidated; there was no additional income statement impact to us other than the cash injected at liquidation, which is included in the amount detailed above. The consolidated funds held assets of € 10.4 billion as of December 31, 2008.

Structured Transactions

We enter into certain structures which offer clients funding opportunities at favorable rates. The funding is predominantly provided on a collateralized basis. These structures are individually tailored to the needs of our clients. We consolidate these SPEs when we hold the controlling interest or we have the majority of the risks and rewards through a residual interest holding and/or a related liquidity facility. The composition of the SPEs that we consolidate is influenced by the execution of new transactions and the maturing, restructuring and exercise of early termination options with respect to existing transactions.

Operating Entities

We establish SPEs to conduct some of our operating business when we benefit from the use of an SPE. These include direct holdings in certain proprietary investments and the issuance of credit default swaps where our exposure has been limited to our investment in the SPE. We consolidate these entities when we hold the controlling interest or are exposed to the majority of risks and rewards of the SPE. Included within Other assets of the exposure detailed in the table is U.S. real estate taken upon the foreclosure of a loan in the third quarter of 2008. As of December 31, 2008, the carrying value of the property was € 1.1 billion. Generally, the remaining increase in value of these assets is a result of our increased investments in U.S. municipal bonds.

Exposure to Non-consolidated SPEs

Maximum unfunded exposure remaining in € bn.	Dec 31, 2008	Dec 31, 2007[1]
Category:		
Group sponsored ABCP conduits	3.3	5.3
Third party ABCP conduits		
U.S.	2.1	3.2
non-U.S.	0.0	7.3
Third party sponsored securitizations		
U.S.	5.3	10.4
non-U.S.	4.0	4.6
Guaranteed mutual funds	10.9	23.0
Real estate leasing funds	0.8	0.8

1 Prior year amounts have been adjusted.

This table details the maximum unfunded exposure remaining to certain non-consolidated SPEs. Further detail on our significant exposure to non-consolidated SPEs follows, including the purpose of the SPEs, the nature of our relationship with the SPEs, the associated risks and any associated positions. This table should be read in conjunction with the Key Credit Market Exposures included in "Results of Operations by Segment – Corporate Banking & Securities Corporate Division."

Group Sponsored ABCP Conduits

We sponsor and administer five ABCP conduits, established in Australia, which are not consolidated because we do not hold the majority of risks and rewards. These conduits provide our clients with access to liquidity in the commercial paper market in Australia. As of December 31, 2008 and December 31, 2007 they had assets totaling € 2.8 billion and € 4.8 billion respectively, consisting of securities backed by non-U.S. residential mortgages issued by warehouse SPEs set up by the clients to facilitate the purchase of the assets by the conduits. The minimum credit rating for these securities is AA–. The credit enhancement necessary to achieve the required credit ratings is ordinarily provided by mortgage insurance extended by third-party insurers to the SPEs.

The weighted average life of the assets held in the conduits is five years. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.

No material difficulties were experienced by these conduits during 2008 although a general widening in credit spreads was experienced on the conduits' issued commercial paper, the cost of which was passed on to the original asset sellers. Our exposure to these entities is limited to the committed liquidity facilities entered into by us to provide funding to the conduits in the event of market disruption. The committed liquidity facilities to these conduits totaled € 3.3 billion as of December 31, 2008 and € 5.3 billion as of December 31, 2007. We reduced the lines of credit available to the clients in 2008, which resulted in a decline in commercial paper issued by the conduits and the amount of assets held. None of these liquidity facilities have been drawn. Advances against the liquidity facilities are collateralized by the underlying assets held in the conduits, and thus a drawn facility will be exposed to volatility in the value of the underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance.

As of December 31, 2008, we held € 0.6 billion of commercial paper issued by these non-consolidated entities. We purchased the paper voluntarily as a dealer in commercial paper on standard commercial terms. In addition, we held € 0.3 billion in term notes issued by one SPE whose notes were ordinarily purchased by the conduits and € 0.2 billion in commercial paper issued by a conduit. As this represents 100 % of the SPE's issued debt, this caused us to consolidate the SPE and conduit respectively.

As of December 31, 2007, we held € 1.4 billion of the commercial paper issued by these non-consolidated entities. We purchased the paper voluntarily as a dealer in the commercial paper on standard commercial terms. In addition, we purchased € 0.5 billion in asset-backed securities from one conduit representing 100 % of its asset holdings, which has caused us to consolidate that entity.

Third Party ABCP Conduits

In addition to sponsoring our commercial paper programs, we also assist third parties with the formation and ongoing risk management of their commercial paper programs. We do not consolidate any third party ABCP conduits as we do not control them.

Our assistance to third party conduits is primarily financing-related in the form of unfunded committed liquidity facilities and unfunded committed repurchase agreements in the event of disruption in the commercial paper market. The liquidity facilities and committed repurchase agreements are recorded off-balance sheet unless a contingent payment is deemed probable and estimable, in which case a liability is recorded. The notional amount of undrawn facilities provided by us is € 2.1 billion. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets will affect the recoverability of the amount drawn.

We are a swap counterparty to certain Canadian asset-backed commercial paper conduits that experienced liquidity problems in August 2007. The assets and liabilities of these conduits were restructured pursuant to a plan of compromise and arrangement under the Companies' Creditors Arrangement Act (Canada), which was completed on January 21, 2009. In accordance with the terms of the restructuring, the conduits were merged into three newly formed SPEs. We are purchasing leveraged CDS protection from two of the SPEs. Additional collateral was provided to these two SPEs through senior note purchase facilities of € 2 billion in the aggregate and margin facilities of €8.3 billion in the aggregate. The senior note purchase facilities will be provided primarily by the Government of Canada and three provincial governments for an interim period of 19 months from the closing of the restructuring. The margin facilities will be provided over the life of the two SPEs concerned by a consortium of financial institutions; we will provide € 0.8 billion of these margin facilities. In addition to the increase in collateral in the SPEs, the collateral triggers were amended to be linked to spread/loss matrices based on credit indices rather than mark-to-market determinations, thereby making the possibility of collateral calls more remote. A moratorium on collateral calls was imposed with respect to the 18 months immediately following the closing of the restructuring. The terms of the restructuring will not have an impact on our consolidated financial statements.

Third Party Sponsored Securitizations

The third party securitization vehicles to which we, and in some instances other parties, provide financing are third party-managed investment vehicles that purchase diversified pools of assets, including fixed income securities, corporate loans, asset-backed securities (predominantly commercial mortgage-backed securities, residential mortgage-backed securities and credit card receivables) and film rights receivables. The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles.

The notional amount of liquidity facilities with an undrawn component provided by us as of December 31, 2008 and December 31, 2007 was € 20.1 billion and € 28.8 billion, respectively, of which € 10.8 billion and € 13.8 billion had been drawn and € 9.3 billion and € 15.0 billion were still available to be drawn as detailed in the table. All facilities are available to be drawn if the assets meet certain eligibility criteria and performance triggers are not reached. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets affects the recoverability of the amount drawn.

Mutual Funds

We provide guarantees to funds whereby we guarantee certain levels of the net asset value to be returned to investors at certain dates. These guarantees do not result in us consolidating the funds; they are recorded on-balance sheet as derivatives at fair value with changes in fair value recorded in the consolidated statement of income. The fair value of the guarantees was € 13.2 million as of December 31, 2008 and € 4.7 million as of December 31, 2007. As of December 31, 2008, these non-consolidated funds had € 11.8 billion assets under management and provided guarantees of € 10.9 billion. As of December 31, 2007, assets of € 23.6 billion and guarantees of € 23.0 billion were reported. The significant decrease in 2008 was mainly driven by the consolidation of four funds as discussed previously.

Real Estate Leasing Funds

We provide guarantees to SPEs that hold real estate assets (commercial and residential land and buildings and infrastructure assets located in Germany) that are financed by third parties and leased to our clients. These guarantees are only drawn upon in the event the asset is destroyed and the insurance company does not pay for the loss. If the guarantee is drawn we hold a claim against the insurance company. To date no guarantee has been drawn. The notional amount of guarantees provided by us was € 535 million and € 547 million as of December 31, 2008 and December 31, 2007, respectively. They have an immaterial fair value. We do not consolidate these SPEs as we do not hold the majority of their risks and rewards.

We also write put options to closed-end real estate funds set up by us, which purchase commercial or infrastructure assets located in Germany and which are then leased to third parties. The put options allow the shareholders to put the real estate asset or their shares to us at the end of the lease term for a fixed price in the event that the lessee does not exercise its option to purchase the asset. As the lessees hold a bargain purchase option, we believe those options will generally be exercised by the lessees. The notional value of the written puts was € 222 million and € 300 million as of December 31, 2008 and December 31, 2007, respectively. They have an immaterial fair value. We do not consolidate these SPEs as we do not hold the majority of their risks and rewards.

Relationships with Other Non-consolidated SPEs

Group Sponsored Securitizations

During 2008 we entered into transactions with SPEs to derecognize € 10.4 billion of U.S. leveraged loans and commercial real estate loans that were held at fair value through profit or loss. We continue to recognize € 0.7 billion of these loans, as the derecognition criteria were not met. The SPEs issued tranched notes, and the junior (equity) notes are substantially held by third parties. We hold all the debt notes issued by the SPEs, which are reported as loan assets measured at amortized cost and assessed for impairment periodically. We do not consolidate the SPEs as we do not control them.

These SPEs were structured with event of default triggers which provide additional protection to the debt note holders if the market value of the loans is less than, or the actual losses are greater than, a specified threshold. If an event of default is triggered and not rectified within an agreed period, we will need to reassess consolidation status of the SPE. In two SPEs, market value default events were triggered in the fourth quarter 2008. This resulted in the third party equity holders consenting to invest additional equity of € 0.7 billion to rectify the default. As of December 31, 2008, € 0.5 billion of the additional equity was contributed to one SPE. The equity contribution payable to the other SPE is still outstanding pending further review. Subsequently, our contractual arrangements with these SPEs were redefined so that default events would be based on the actual defaults of the underlying assets for the next twelve months and then revert to being based on the market value of these assets. We believe the carrying value of the loans in the SPE will be fully recovered if held to maturity.

Tabular Disclosure of Contractual Obligations

The table below shows the cash payment requirements from contractual obligations outstanding as of December 31, 2008.

Contractual obligations					Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations	133,856	22,225	37,132	33,487	41,012
Trust preferred securities	9,729	983	1,711	2,378	4,657
Long-term financial liabilities designated at fair value through profit or loss[1]	19,270	1,748	4,995	4,110	8,417
Finance lease obligations	352	32	61	57	202
Operating lease obligations	5,749	765	1,242	945	2,797
Purchase obligations	2,457	496	1,225	492	244
Long-term deposits	35,255	–	12,322	8,601	14,332
Other long-term liabilities	2,852	4	–	–	2,848
Total	**209,520**	**26,253**	**58,688**	**50,070**	**74,509**

1 Mainly long-term debt and long-term deposits designated at fair value through profit or loss.

Figures above do not include the benefit of noncancelable sublease rentals of € 245 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, processing, information technology and custodian services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note [9] regarding financial liabilities at fair value through profit or loss, Note [20] regarding lease obligations, Note [24] regarding deposits, Note [27] regarding long-term debt and trust preferred securities, and Note [28] regarding obligation to purchase common shares.

Long-term Credit Ratings

We believe that maintaining a strong credit quality is a key part of the value we offer to our clients, bondholders and shareholders. Below are our long-term credit ratings.

	Dec 31, 2008	Dec 31, 2007
Moody's Investors Service, New York[1]	Aa1	Aa1
Standard & Poor's, New York[2]	A+	AA
Fitch Ratings, New York[3]	AA–	AA–

1 Moody's defines the Aa1 rating as denoting bonds that are judged to be high quality by all standards. Moody's rates Aa bonds lower than the best bonds (which it rates Aaa) because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat greater than Aaa securities. The numerical modifier 1 indicates that Moody's ranks the obligation in the upper end of the Aa category.

2 Standard and Poor's defines its A rating as somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

3 Fitch Ratings defines its AA rating as very high credit quality. Fitch Ratings uses the AA rating to denote a very low expectation of credit risk. According to Fitch Ratings, AA-ratings indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. Category AA is Fitch Ratings second-highest rating category; the minus indicates a ranking in the lower end of the AA category.

As of the date of this document, there has been no change in any of the above ratings.

Each rating reflects the view of the rating agency only at the time it gave us the rating, and you should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that circumstances so warrant. You should not view these long-term credit ratings as recommendations to buy, hold or sell our securities.

Balance Sheet Development

The table below shows information on the balance sheet development.

in € m.	Dec 31, 2008	Dec 31, 2007
Total assets	2,202,423	1,925,003
Central bank funds sold and securities purchased under resale agreements	9,267	13,597
Securities borrowed	35,022	55,961
Financial assets at fair value through profit or loss	1,623,811	1,378,011
therein: Positive market values from derivative financial instruments	1,224,493	506,967
Financial assets available for sale	24,835	42,294
Loans	269,281	198,892
Total liabilities	2,170,509	1,885,688
Deposits	395,553	457,946
Central bank funds purchased and securities sold under repurchase agreements	87,117	178,741
Financial liabilities at fair value through profit or loss	1,333,765	870,085
therein: Negative market values from derivative financial instruments	1,181,617	512,435
Long-term debt	133,856	126,703
Total equity	31,914	39,315
Tier 1 capital[1]	31,094	28,320
Tier 2 capital[1]	6,302	9,729

1 2007 based on "Basel I"; 2008 based on "Basel II".

Assets and Liabilities

Our total assets as of December 31, 2008 were € 2,202 billion, an increase of € 277 billion, or 14 %, versus December 31, 2007 (€ 1,925 billion). Total liabilities were € 2,171 billion as of December 31, 2008, € 285 billion, or 15 %, higher than on December 31, 2007 (€ 1,886 billion). Total assets and liabilities as of December 31, 2007 have been revised to be consistent with current presentation, for more details please refer to Note [1].

The development of both assets and liabilities during 2008 was significantly impacted by the shift in foreign exchange rates between the U.S. dollar and the euro. In the first half of 2008 the strengthening of the euro led to lower euro equivalents for our U.S. dollar denominated assets and liabilities. The weakening of the euro since the third quarter of 2008 largely inverted this development, so that the balance sheet development in the full year 2008 was only slightly affected by foreign exchange movements.

The primary drivers for the increase in both total assets and total liabilities compared to December 31, 2007 were positive and negative market values from derivatives, which increased € 718 billion and € 669 billion, respectively. This growth was attributable to our credit trading, FX and rates businesses, driven by significant market volatility and interest rate movements. Additionally, loans increased by € 70 billion to € 269 billion as of December 31, 2008, primarily in CIB with the majority related to reclassifications in accordance with amendments to IAS 39, "Reclassification of Financial Assets".

The aforementioned increases were partly counterbalanced by decreases in most other balance sheet categories. These reflected primarily our activities started in the second quarter 2008 to reduce the size of our balance sheet and impacted mainly Financial assets and liabilities at fair value through profit or loss excluding positive and negative market values from derivative financial instruments.

Equity

As of December 31, 2008, total equity was € 31.9 billion, a decrease of € 7.4 billion, or 19 %, compared to December 31, 2007 (€ 39.3 billion). The main factors contributing to this decline were a reduction of unrealized net gains (losses) on financial assets available for sale of € 4.5 billion (of which € 0.7 billion are related to net realized gains from both equity and debt securities with no impact on total equity), the net loss attributable to Deutsche Bank shareholders of € 3.8 billion, the May 2008 dividend payment for the financial year 2007 of € 2.3 billion, the realized net loss of € 1.2 billion on treasury shares sold and negative effects from exchange rate changes of € 1.1 billion (especially in the U.S. dollar and the British pound). These factors were partly offset by the capital increase of € 2.2 billion from the issuance of shares in September 2008, a positive impact of € 1.9 billion from the reduction of common shares in treasury and a net positive effect of € 0.9 billion resulting from the amendment of the settlement method for existing forward purchase contracts on Deutsche Bank shares.

The majority of the € 4.5 billion decline in unrealized net gains (losses) from financial assets available for sale related to equity securities (€ 3.9 billion, reflecting both realized gains from the reduction of industrial holdings and unrealized losses due to decreased market values). The remaining decline of € 0.6 billion was attributable to realized and unrealized losses from debt securities. The majority of the latter reflected a general decline in the fair value of debt securities in Group sponsored asset-backed commercial paper ("ABCP") conduits in the first half of 2008. Following the amendments to IAS 39, "Reclassification of Financial Assets", the majority of these assets was reclassified out of financial assets available for sale to the loans category as of July 1, 2008. The associated unrealized losses which occurred prior to the reclassification date are amortized through profit or loss until maturity of the assets based on the effective interest rate method. They determine the negative balance of € 882 million in total equity as of December 31, 2008, which is recorded in the component "Unrealized net gains (losses) from financial assets available for sale".

Total regulatory capital (Tier 1 and 2 capital) reported under Basel II, was € 37.4 billion at the end of 2008 compared to € 38.0 billion reported under Basel I at the end of 2007. While Tier 1 capital increased by € 2.8 billion, Tier 2 capital declined by € 3.4 billion. Both Tier 1 and Tier 2 capital reduced by € 1.5 billion each as a result of the inclusion of new Basel-II-related deduction items. In September 2008, Tier 1 capital increased by € 2.2 billion with the issuance of 40 million new shares. On the other hand, Tier 1 capital was negatively impacted by the net loss attributable to Deutsche Bank shareholders of € 3.8 billion, which was counterbalanced by several measures, including the conversion of contingent capital, revisions to pension plan accounting and reduction of shares in treasury. The remaining decline in Tier 2 was largely the result of the decline of € 1.5 billion in unrealized gains on listed securities and the conversion of € 0.5 billion Tier 2 capital into Hybrid Tier 1 capital.

Significant Accounting Policies and Critical Accounting Estimates

Our significant accounting policies, as described in Note [1] to the consolidated financial statements, are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change.

We have identified the following significant accounting policies that involve critical accounting estimates:

— Fair value estimates
— Impairment of financial assets
— Impairment of non-financial assets
— Unrecognized deferred tax assets
— Legal, regulatory contingencies and tax risks

Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report

Structure of the Share Capital

As of December 31, 2008, Deutsche Bank's issued share capital amounted to € 1,461,399,078.40 consisting of 570,859,015 ordinary shares without par value. The shares are fully paid up and in registered form. Each share confers one vote.

Restrictions on Voting Rights or the Transfer of Shares

Under Section 136 AktG the voting right of the affected shares is excluded by law. As far as the bank held own shares as of December 31, 2008 in its portfolio according to Section 71b AktG no rights could be exercised. We are not aware of any other restrictions on voting rights or the transfer of shares.

Shareholdings which Exceed 10 Per Cent of the Voting Rights

The German Securities Trading Act (Wertpapierhandelsgesetz) requires any investor whose share of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise, must notify us and the German Federal Financial Supervisory Authority (BaFin) thereof. The lowest threshold is 3 per cent. We are not aware of any shareholder holding directly or indirectly 10 per cent or more of the voting rights.

Shares with Special Control Rights

Shares which confer special control rights have not been issued.

System of Control of any Employee Share Scheme where the Control Rights are not Exercised Directly by the Employees

The employees, who hold Deutsche Bank shares, exercise their control rights directly in accordance with applicable law and the Articles of Association (Satzung).

Rules Governing the Appointment and Replacement of Members of the Management Board

Pursuant to the German Stock Corporation Act (Section 84) and the Articles of Association of Deutsche Bank (Section 6) the members of the Management Board are appointed by the Supervisory Board. The number of Management Board members is determined by the Supervisory Board. According to the articles of Association, the Management Board has at least three members. The Supervisory Board may appoint one member of the Management Board as Chairperson of the Management Board. Members of the Management Board may be appointed for a maximum term of up to five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The German Co-Determination Act (Mitbestimmungsgesetz; Section 31) requires a majority of at least two thirds of the members of the Supervisory Board to appoint members of the Management Board. If such majority is not achieved, the Mediation Committee shall give, within one month, a recommendation for the appointment to the Management Board. The Supervisory Board will then appoint the members of the Management Board with the majority of its members. If such appointment fails, the Chairperson of the Supervisory Board shall have two votes in a new vote. If a required member of the Management Board has not been appointed, the Local Court (Amtsgericht) in Frankfurt am Main shall, in urgent cases, make the necessary appointments upon motion by any party concerned (Section 85 of the German Stock Corporation Act).

Pursuant to the German Banking Act (Kreditwesengesetz) evidence must be provided to the Federal Financial Supervisory Authority (BaFin) and the Deutsche Bundesbank that the member of the Management Board has adequate theoretical and practical experience of the businesses of the Bank as well as managerial experience before the member is appointed (Sections 24 (1) No. 1 and 33 (2) of the Banking Act).

The Supervisory Board may revoke the appointment of an individual as member of the Management Board or as Chairperson of the Management Board for good cause. Such cause includes in particular a gross breach of duties, the inability to manage the Bank properly or a vote of no-confidence by the shareholders' meeting (Hauptversammlung, referred to as the General Meeting), unless such vote of no-confidence was made for obviously arbitrary reasons.

If the discharge of a bank's obligations to its creditors is endangered or if there are valid concerns that effective supervision of the bank is not possible, the BaFin may take temporary measures to avert that risk. It may also prohibit members of the Management Board from carrying out their activities or impose limitations on such activities (Section 46 (1) of the Banking Act). In such case, the Local Court Frankfurt am Main shall, at the request of the BaFin appoint the necessary members of the Management Board, if, as a result of such prohibition, the Management Board does no longer have the necessary number of members in order to conduct the business (Section 46 (2) of the Banking Act).

Rules Governing the Amendment of the Articles of Association

Any amendment of the Articles of Association requires a resolution of the General Meeting (Section 179 of the Stock Corporation Act). The authority to amend the Articles of Association in so far as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance of authorized capital, has been assigned to the Supervisory Board by the Articles of Association of Deutsche Bank (Section 20 (3)). Pursuant to the Articles of Association, the resolutions of the General Meeting are taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law or the Articles of Association determine otherwise (Section 20 (1)). Amendments to the Articles of Association become effective upon their entry in the Commercial Register (Section 181 (3) of the Stock Corporation Act).

Powers of the Management Board to Issue or Buy Back Shares

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for noncash consideration. As of December 31, 2008, Deutsche Bank had authorized but unissued capital of € 308,600,000 which may be issued at various dates through April 30, 2012 as follows.

Authorized capital	Expiration date
€ 150,000,000	April 30, 2009
€ 128,000,000[1]	April 30, 2011
€ 30,600,000	April 30, 2012

1 Capital increase may be affected for noncash contributions with the intent of acquiring a company or holdings in companies.

The Annual General Meeting on May 29, 2008 authorized the Management Board to increase the share capital by up to a total of € 140,000,000 against cash payment or contributions in kind. This additional authorized capital is subject of an ongoing lawsuit (summary proceeding according to Sec. 246a Stock Corporation Act), not yet entered into the Commercial Register and thereby has not yet become effective. The expiration date will be April 30, 2013.

The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose share capital was increased conditionally by up to € 150,000,000.

The Annual General Meeting on May 29, 2008 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2013. For this purpose share capital was increased conditionally by up to € 150,000,000. This conditional capital as well has not yet been entered into the Commercial Register and thereby has not yet become effective.

The Annual General Meeting of May 29, 2008 authorized the Management Board pursuant to Section 71 (1) No. 7 of the Stock Corporation Act to buy and sell, for the purpose of securities trading, own shares of Deutsche Bank AG on or before October 31, 2009, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10 per cent. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5 per cent of the share capital of Deutsche Bank AG.

The Annual General Meeting of May 29, 2008 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to buy, on or before October 31, 2009, own shares of Deutsche Bank AG in a total volume of up to 10 per cent of the present share capital. Together with own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company's possession or attributable to the company pursuant to Sections 71a sq. of the Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10 per cent of the company's share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10 per cent higher or more than 20 per cent lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 15 per cent higher or more than 10 per cent lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company's shares offered for purchase per shareholder may be provided for.

The Management Board has also been authorized to dispose, with the Supervisory Board's consent, of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to Section 71 (1) No. 8 of the Stock Corporation Act in a way other than through the stock exchange or by an offer to all shareholders, provided this is done against contribution in kind and excluding shareholders' pre-emptive rights for the purpose of acquiring companies or shareholdings in companies. In addition, the Management Board is authorized, in case it disposes of acquired own shares by offer to all shareholders, to grant to the holders of the warrants, convertible bonds and convertible participatory rights issued by the company pre-emptive rights to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders' pre-emptive rights are excluded for these cases and to this extent.

The Management Board has also been authorized to exclude shareholders' pre-emptive rights in so far as the shares are to be used for the issue of staff shares to employees and retired employees of the company and of companies related to it, or in so far as they are to be used to service option rights on and/or rights or duties to purchase shares of the company granted to employees of the company and of companies related to it.

Furthermore, the Management Board has been authorized to sell the shares to third parties against cash payment with the exclusion of shareholders' pre-emptive rights if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization together with shares issued from authorized capital with the exclusion of shareholders' pre-emptive rights pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act does not exceed 10 per cent of the company's share capital at the time of the issue and/or sale of shares.

The Management Board has also been authorized to cancel shares acquired on the basis of this authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

The Annual General Meeting of May 29, 2008 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to execute the purchase of shares under the resolved authorization also with the use of put and call options. The company may accordingly sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5 per cent of the actual share capital at the time of the resolution by the General Meeting on this authorization. The maturities of the options must end no later than on October 31, 2009.

The purchase price to be paid for the shares upon exercise of the options may not exceed by more than 10 per cent or fall short by more than 10 per cent of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective option transaction in each case excluding ancillary purchase costs, but taking into account the option premium received or paid.

To the sale and cancellation of shares acquired with the use of derivatives the general rules established by the General Meeting apply.

Significant Agreements which Take Effect, Alter or Terminate upon a Change of Control of the Company Following a Takeover Bid

Significant agreements which take effect, alter or terminate upon a change of control of the company following a takeover bid have not been entered into.

Agreements for Compensation in Case of a Takeover Bid

If a member of the Management Board leaves the bank within the scope of a change of control, he receives a one-off compensation payment described in greater detail in the following Compensation Report.

If the employment relationship with certain executives with global or strategically important responsibility is terminated within a defined period within the scope of a change of control, without a reason for which the executives are responsible, or if these executives terminate their employment relationship because the company has taken certain measures leading to reduced responsibilities, the executives are entitled to a severance payment. The calculation of the severance payment is, in principle, based on 1.5 times to 2.5 times the total annual remuneration (base salary as well as variable – cash and equity-based – compensation) granted before change of control. Here, the development of total remuneration in the three calendar years before change of control is taken into consideration accordingly.

Compensation Report

The Compensation Report explains the principles applied in determining the compensation of the members of the Management Board and Supervisory Board of Deutsche Bank AG as well as the structure and amount of the Management Board and Supervisory Board members' compensation. This Compensation Report has been prepared in accordance with the requirements of Section 314 (1) No. 6 of the German Commercial Code (HGB), German Accounting Standard (GAS) 17 "Reporting on Executive Body Remuneration", as well as the recommendations of the German Corporate Governance Code.

Principles of the Compensation System for Management Board Members

The Supervisory Board in plenum resolves the compensation system, including the main contract elements, for the members of the Management Board on the recommendation of the Chairman's Committee of the Supervisory Board and reviews the compensation system including the main contract elements regularly. The Chairman's Committee determines the details and size of the compensation for the members of the Management Board.

For the 2008 financial year, the members of the Management Board received compensation for their service on the Management Board in a total amount of € 4,476,684 (2007: € 33,182,395). This aggregate compensation consisted of the following components (for 2007 financial year primarily performance-related):

in €	2008	2007
Non-performance-related components:		
Salary	3,950,000	3,883,333
Other benefits	526,684	466,977
Performance-related components:		
without long-term incentives	–	17,360,731
with long-term incentives	–	11,471,354
Total compensation	**4,476,684**	**33,182,395**

Figures relate to Management Board members active in the respective financial year.

We have entered into service agreements with members of our Management Board. These agreements established the following principal elements of compensation:

Non-Performance-Related Components. The non-performance-related components comprise the salary and other benefits.

The members of the Management Board receive a salary which is determined on the basis of an analysis of salaries paid to executive directors at a selected group of comparable international companies. The salary is disbursed in monthly installments.

Other benefits comprise reimbursement of taxable expenses and the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures, including payments, if applicable, of taxes on these benefits.

Performance-Related Components. The performance-related components comprise a cash bonus payment and the mid-term incentive ("MTI"). The annual cash bonus payment is based primarily on the achievement of our planned return on equity. As further part of the variable compensation, Management Board members receive a performance-related mid-term incentive which reflects, for a rolling two year period, the ratio between our total shareholder return and the corresponding average figure for a selected group of comparable companies. The MTI payment consists of a cash payment (approximately one third) and equity-based compensation elements (approximately two thirds), which contain long-term risk components and are discussed in the following paragraph.

Components with Long-Term Incentives. As part of their mid-term incentives, members of the Management Board receive equity-based compensation elements (DB Equity Units) under the DB Global Partnership Plan. The ultimate value of the equity-based compensation elements of the members of the Management Board will depend on the price of Deutsche Bank shares upon their delivery, so that these have a long-term incentive effect.

For further information on the terms of our DB Global Partnership Plan, pursuant to which these equity rights (DB Equity Units) are issued, see Note [31] to the consolidated financial statements.

Management Board Compensation

The Management Board members active in 2008 have irrevocably waived any entitlements to payment of variable compensation (bonus and MTI) for the 2008 financial year. They received the following compensation components for their service on the Management Board for the years 2008 and 2007:

Members of the Management Board in €		Non-performance-related components		Performance-related components		Total Compensation
		Salary	Other benefits	without long-term incentives	with long-term incentives[1]	
Dr. Josef Ackermann	2008	1,150,000	239,586	–	–	1,389,586
	2007	1,150,000	151,517	8,148,725	4,531,250	13,981,492
Dr. Hugo Bänziger	2008	800,000	62,160	–	–	862,160
	2007	800,000	73,451	2,713,368	2,031,250	5,618,069
Anthony Di Iorio[2]	2008	600,000	24,739	–	–	624,739
	2007	800,000	50,806	2,713,368	2,031,250	5,595,424
Stefan Krause[3]	2008	600,000	107,306	–	–	707,306
	2007	–	–	–	–	–
Hermann-Josef Lamberti	2008	800,000	92,893	–	–	892,893
	2007	800,000	130,058	2,713,368	2,031,250	5,674,676

1 The number of DB Equity Units granted in 2008 for the year 2007 to each member was determined by dividing such euro amounts by € 76.47, the average Xetra closing price of the DB share during the last 10 trading days prior to February 5, 2008. As a result, the number of DB Equity Units granted to each member was as follows: Dr. Ackermann: 59,255, Dr. Bänziger: 26,562, Mr. Di Iorio: 26,562, and Mr. Lamberti: 26,562.
2 Member of the Management Board until September 30, 2008.
3 Member of the Management Board since April 1, 2008.

Management Board members did not receive any compensation for mandates on boards of our Group's own companies.

The active members of the Management Board are entitled to a contribution-oriented pension plan which in its structure corresponds to the general pension plan for our employees. Under this contribution-oriented pension plan, a personal pension account has been set up for each member of the Management Board. A contribution is made annually by us into this pension account. This annual contribution is calculated using an individual contribution rate on the basis of each member's base salary and bonus up to a defined ceiling and accrues advance interest, determined by means of an age-related factor, at an average rate of 6 % up to the age of 60. From the age of 61 on, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount which is available to pay the future pension benefit. The pension may fall due for payment after a member has left the Management Board, but before a pension event (age limit, disability or death) has occurred. The pension right is vested from the start.

In 2008, service cost for the aforementioned pensions was € 317,893 for Dr. Ackermann, € 429,167 for Dr. Bänziger, € 239,973 for Mr. Di Iorio, € 100,691 for Mr. Krause and € 273,192 for Mr. Lamberti. In 2007, service cost for the aforementioned pensions was € 354,291 for Dr. Ackermann, € 501,906 for Dr. Bänziger, € 345,271 for Mr. Di Iorio, € 0 for Mr. Krause (was appointed in 2008 only) and € 307,905 for Mr. Lamberti.

As of December 31, 2008, the pension accounts of the current Management Board members had the following balances: € 4,098,838 for Dr. Ackermann, € 1,379,668 for Dr. Bänziger, € 216,000 for Mr. Krause and € 4,166,174 for Mr. Lamberti. As of December 31, 2007, the pension accounts had the following balances: € 3,782,588 for Dr. Ackermann, € 785,668 for Dr. Bänziger, € 0 for Mr. Krause (was appointed in 2008 only) and € 3,770,174 for Mr. Lamberti. The different sizes of the balances are due to the different length of services on the Management Board, the respective age-related factors, the different contribution rates and the individual pensionable compensation amounts. Dr. Ackermann and Mr. Lamberti are also entitled, in principle, after they have left the Management Board, to a monthly pension payment of € 29,400 each under a discharged prior pension entitlement.

If a current Management Board member, whose appointment was in effect at the beginning of 2008, leaves office, he is entitled, for a period of six months, to a transition payment. Exceptions to this arrangement exist where, for instance, the Management Board member gives cause for summary dismissal. The transition payment a Management Board member would have received over this six months period, if he had left on December 31, 2008 or on December 31, 2007, was for Dr. Ackermann € 2,825,000 and for each of Dr. Bänziger and Mr. Lamberti € 1,150,000.

If a current Management Board member, whose appointment was in effect at the beginning of 2006, leaves office after reaching the age of 60, he is subsequently entitled, in principle, directly after the end of the six-month transition period, to payment of first 75 % and then 50 % of the sum of his salary and last target bonus, each for a period of 24 months. This payment ends no later than six months after the end of the Annual General Meeting in the year in which the Board member reaches his 65th birthday.

Pursuant to the service agreements concluded with each of the Management Board members, they are entitled to receive a severance payment upon a premature termination of their appointment at our initiative, without us having been entitled to revoke the appointment or give notice under the service agreement for cause. The severance payment will be fixed by the Chairman's Committee according to its reasonable discretion and, as a rule, will not exceed the lesser of two annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation (salary, bonus and MTI) for the previous financial year).

If a Management Board member's departure is in connection with a change of control, he is entitled to a severance payment. The severance payment will be fixed by the Chairman's Committee according to its reasonable discretion and, as a rule, will not exceed the lesser of three annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation (salary, bonus and MTI) for the previous financial year).

Management Board Share Ownership

As of February 27, 2009 and February 29, 2008, respectively, the current members of our Management Board held the following numbers of our shares and DB Equity Units.

Members of the Management Board		Number of shares	Number of DB Equity Units[1]
Dr. Josef Ackermann	2009	334,577	133,789
	2008	275,421	192,945
Dr. Hugo Bänziger	2009	24,101	77,441
	2008	31,219	103,881
Stefan Krause	2009	–	–
	2008	–	–
Hermann-Josef Lamberti	2009	88,373	59,973
	2008	74,445	86,491
Total	**2009**	**447,051**	**271,203**
Total	2008	381,085	383,317

1 Including the Restricted Equity Units Dr. Bänziger received in connection with his employment by us prior to his appointment as member of the Management Board. The DB Equity Units and Restricted Equity Units listed in the table have different vesting and allocation dates. As a result, the last equity rights will mature and be allocated on August 1, 2011.

The current members of our Management Board held an aggregate of 447,051 of our shares on February 27, 2009, amounting to approximately 0.08 % of our shares issued on that date. They held an aggregate of 381,085 of our shares on February 29, 2008, amounting to approximately 0.07 % of our shares issued on that date.

In 2008, compensation expense for long-term incentive components of compensation granted for their service in prior years on the Management Board was € 3,368,011 for Dr. Ackermann, € 1,103,939 for Dr. Bänziger, € 2,143,050 for Mr. Di Iorio and € 1,509,798 for Mr. Lamberti. In 2007, the corresponding compensation expense for these components was € 3,199,221 for Dr. Ackermann, € 403,758 for Dr. Bänziger, € 403,758 for Mr. Di Iorio and € 1,434,133 for Mr. Lamberti. Mr. Krause joined the Management Board only in April 2008 and no expense was therefore recognized for long-term incentives granted for service on the Management Board in 2008.

For more information on DB Equity Units, which are granted under the DB Global Partnership Plan, see Note [31] to the consolidated financial statements.

Principles of the Compensation System for Supervisory Board Members

The principles of the compensation of the Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at their annual meetings. Such compensation provisions were last amended at our Annual General Meeting on May 24, 2007.

The following provisions apply to the 2008 financial year: compensation consists of a fixed compensation of € 60,000 per year and a dividend-based bonus of € 100 per year for every full or fractional € 0.01 increment by which the dividend we distribute to our shareholders exceeds € 1.00 per share. The members of the Supervisory Board also receive annual remuneration linked to our long-term profit in the amount of € 100 each for each € 0.01 by which the average earnings per share (diluted), reported in the Bank's Financial Report in accordance with the accounting principles to be applied in each case on the basis of the net income figures for the three previous financial years, exceed the amount of € 4.00.

These amounts increase by 100 % for each membership in a committee of the Supervisory Board. For the chairperson of a committee the rate of increment is 200 %. These provisions do not apply to the Mediation Committee formed pursuant to Section 27 (3) of the Co-determination Act. We pay the Supervisory Board Chairman four times the total compensation of a regular member, without any such increment for committee work, and we pay his deputy one and a half times the total compensation of a regular member. In addition, the members of the Supervisory Board receive a meeting fee of € 1,000 for each Supervisory Board and committee meeting in which they attend. Furthermore, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.

We also reimburse members of the Supervisory Board for all cash expenses and any value added tax (Umsatzsteuer at present 19 %) they incur in connection with their roles as members of the Supervisory Board. Employee representatives of the Supervisory Board also continue to receive their employee benefits. For Supervisory Board members who served on the board for only part of the year, we pay a part of their total compensation based on the number of months they served, rounding up to whole months.

The members of the Nomination Committee, which has been newly formed after the Annual General Meeting 2008, waived all remuneration, including the meeting fee, for such Nomination Committee work for 2008 and the following years, as in the previous year.

Supervisory Board Compensation for Fiscal Year 2008

We compensate our Supervisory Board members after the end of each fiscal year. In January 2009, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2008 and their meeting fees. In addition, we would normally pay each Supervisory Board member a remuneration linked to our long-term performance as well as a dividend-based bonus, as described below. Due to the crisis in the financial markets, the Supervisory Board unanimously resolved to forgo any variable compensation for the financial year 2008. This waiver affects all current members of the Supervisory Board and includes the variable compensation as well as any additional variable remuneration for the Chairman of the Supervisory Board, the deputy chairperson of the Supervisory Board and all members of the committees as redefined in Section 14 of our Articles of Association. This waiver was also adopted by all former members of the Supervisory Board, who, with effect from the Annual General Meeting of May 29, 2008, terminated their service on the Supervisory Board, and therefore still have a claim to remuneration for the first five months of the 2008 financial year.

Accordingly, the Supervisory Board will receive a total remuneration of € 2,478,500 (2007: € 6,022,084). Individual members of the Supervisory Board received the following compensation for the 2008 financial year (excluding statutory value added tax):

Members of the Supervisory Board	**Compensation for fiscal year 2008**				**Compensation for fiscal year 2007**			
in €	**Fixed**	**Variable**	**Meeting fee**	**Total**	**Fixed**	**Variable**	**Meeting fee**	**Total**
Dr. Clemens Börsig	240,000	–	24,000	264,000	240,000	400,667	22,000	662,667
Karin Ruck	160,000	–	12,000	172,000	60,000	100,167	5,000	165,167
Wolfgang Böhr[2]	40,000	–	4,000	44,000	–	–	–	–
Dr. Karl-Gerhard Eick	180,000	–	10,000	190,000	180,000	300,500	11,000	491,500
Heidrun Förster	157,500	–	15,000	172,500	210,000	350,583	16,000	576,583
Ulrich Hartmann[1]	50,000	–	6,000	56,000	120,000	200,333	9,000	329,333
Alfred Herling[2]	40,000	–	4,000	44,000	–	–	–	–
Gerd Herzberg	60,000	–	6,000	66,000	60,000	100,167	5,000	165,167
Sabine Horn[1]	50,000	–	6,000	56,000	120,000	200,333	10,000	330,333
Rolf Hunck[1]	50,000	–	6,000	56,000	120,000	200,333	12,000	332,333
Sir Peter Job	180,000	–	15,000	195,000	180,000	300,500	16,000	496,500
Prof. Dr. Henning Kagermann	120,000	–	13,000	133,000	120,000	200,333	8,000	328,333
Ulrich Kaufmann[1]	50,000	–	6,000	56,000	120,000	200,333	9,000	329,333
Peter Kazmierczak[1]	25,000	–	3,000	28,000	60,000	100,167	5,000	165,167
Martina Klee[2]	40,000	–	4,000	44,000	–	–	–	–
Suzanne Labarge[2]	80,000	–	8,000	88,000	–	–	–	–
Maurice Lévy	60,000	–	6,000	66,000	60,000	100,167	4,000	164,167
Henriette Mark	100,000	–	10,000	110,000	60,000	100,167	5,000	165,167
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer[1]	50,000	–	5,000	55,000	120,000	200,333	10,000	330,333
Gabriele Platscher	60,000	–	7,000	67,000	60,000	100,167	5,000	165,167
Dr. Theo Siegert	100,000	–	11,000	111,000	60,000	100,167	5,000	165,167
Dr. Johannes Teyssen[2]	40,000	–	4,000	44,000	–	–	–	–
Marlehn Thieme[2]	80,000	–	7,000	87,000	–	–	–	–
Tilman Todenhöfer	125,000	–	11,000	136,000	120,000	200,333	10,000	330,333
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber[1]	25,000	–	3,000	28,000	60,000	100,167	4,000	164,167
Werner Wenning[2]	40,000	–	3,000	43,000	–	–	–	–
Leo Wunderlich	60,000	–	7,000	67,000	60,000	100,167	5,000	165,167
Total	**2,262,500**	**–**	**216,000**	**2,478,500**	**2,190,000**	**3,656,084**	**176,000**	**6,022,084**

1 Member until May 29, 2008.
2 New member since May 29, 2008.

Employees and Social Responsibility

Employees

As of December 31, 2008, we employed a total of 80,456 staff members as compared to 78,291 as of December 31, 2007. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2008, 2007 and 2006.

Employees[1]	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Germany	27,942	27,779	26,401
Europe (outside Germany), Middle East and Africa	23,067	21,989	20,025
Asia/Pacific	17,126	15,080	10,723
North America[2]	11,947	13,088	11,369
Central and South America	374	355	331
Total employees	**80,456**	**78,291**	**68,849**

1 Full-time equivalent employees.
2 Primarily the United States.

The number of our employees increased in 2008 by 2,165 or 2.8 %, to 80,456. This development was driven by the following factors:

- We added 1,114 staff in our Private Clients and Asset Management Group Division, most notably in Poland and India.
- The number of Corporate and Investment Bank Group Division staff was reduced by 1,476, mainly in those business areas in the UK and U.S. whose near-term recovery can not currently be foreseen.
- In Infrastructure, the establishment of larger Operations Centers was a major contributor to the increase of 2,535 employees, mainly in Asia.

Post-Employment Benefit Plans

We have a number of post-employment benefit plans. In addition to defined contribution plans, there are plans accounted for as defined benefit plans.

As a matter of principle all defined benefit plans with a benefit obligation exceeding € 1 million are included in our globally coordinated accounting process. Reviewed by our global actuary, the plans in each country are evaluated by locally appointed actuaries.

By applying our global policy for determining the financial and demographic assumptions we ensure that the assumptions are unbiased and mutually compatible and that they follow the best estimate and ongoing plan principles.

For a further discussion on our employee benefit plans see Note [32] to our consolidated financial statements.

Corporate Social Responsibility

More than Money: Building Social Capital

Deutsche Bank implemented the realignment of its Corporate Social Responsibility (CSR) program in 2008. Its objective is to integrate social responsibility into Deutsche Bank's day-to-day operations and to make it part and parcel of the way we do business. It becomes particularly clear in difficult times that corporate responsibility and business success belong together.

At Deutsche Bank, we view corporate social responsibility as an investment in society and our own future. Our goal as a responsible corporate citizen is to build social capital. To us, our foremost social responsibility is to be internationally competitive, to be profitable, to earn our money in the most socially responsible way possible and to grow as a company.

Sustainability: Ensuring Viability

The principles of the UN Global Compact have been firmly anchored in our corporate guidelines for years. Within the framework of our Sustainability Management System, certified in 1999, we always take account of environmental, social and ethical considerations in our business activities. Certification according to ISO 14001 was extended until 2011, during the year under review.

Climate change was a high priority for us in 2008. Currently, we are modernizing our headquarters in Frankfurt and creating the "greenest" skyscrapers in the world. We also launched a program to reduce the bank's carbon dioxide emissions by 20 percent annually. Our goal is to be carbon neutral by 2012.

Corporate Volunteering: Committing Ourselves

Employee volunteering is one of the foundations of our CSR activities. We continued to expand our corporate volunteering program in 2008. As part of our global program Deutsche Bank specialists spent several weeks advising microfinance institutions. Our employees have demonstrated "A Passion to Perform" in all areas: in the year under review, they dedicated 35,738 days to volunteer work around the world, an increase of more than 80 % within just a year.

Social Investments: Creating Opportunity

With our social initiatives, we primarily aim to help people mobilize their own strengths. For more than 10 years, we have been developing microfinance instruments that enable people in developing countries to improve their quality of life. To this end, an aggregate loan volume of more than U.S.$ 1 billion has been granted to 2.2 million people so far. Furthermore, we are committed to improving the infrastructure of low-income communities and fast-growing mega-cities worldwide. The U.S. government has been rating our community development initiatives in the U.S. as "outstanding" since 1992. And in 2008, the Alfred Herrhausen Society presented the "Deutsche Bank Urban Age Award" to a housing project for low-income sections of the population in São Paulo.

In 2008, Deutsche Bank established the Deutsche Bank Middle East Foundation in order to create an independent anchor for its commitment in the Middle East/North Africa region.

Art: Fostering Creativity

Deutsche Bank's art collection ranks as one of the world's largest and most significant corporate art collections and focuses on contemporary artworks on paper. Under the motto "Art Works", we made our collection even more easily accessible to the general public in 2008. We signed a contract for a permanent long-term loan of 600 pieces from our collection to the Staedel Museum in Frankfurt, which will exhibit them in its new extension to be opened in 2011. Both in the United States and the United Kingdom, Deutsche Bank was honored for its commitment to art. And in 2009, the Ethiopian artist, Julie Mehretu, will be featured throughout the year as a prototypical representative for all the young artists we support worldwide.

Education: Enabling Talent

The core focus of our education program is to promote equal opportunities and remove barriers. The "Compass of Studies" (Studienkompass) program, jointly launched by Deutsche Bank Foundation, Accenture Foundation and the Foundation of German Business, meanwhile helps to pave the way to university for 375 young people whose parents did not receive college education. Our cooperation with Deutsche Sporthilfe contributes to further strengthening the spirit of fair competition in today's society.

The exclusive partnership with the Berliner Philharmoniker will be lifted to a new dimension in 2009: due to our support, the orchestra will be enabled to launch the "Digital Concert Hall", bringing a unique, global dimension to classical music: live-concerts will be broadcast and recorded for worldwide transmission in HD quality on the Internet (www.berliner-philharmoniker.de).

In 2008 Deutsche Bank again presented "365 Selected Landmarks in the Land of Ideas" that showcase Germany's innovative, scientific, social and cultural potential. The initiative focuses on individuals who challenge the status quo, dare the new, and demonstrate leadership.

For more information on our corporate social responsibility program please see the CSR Report 2008.

Events after the Balance Sheet Date

Postbank. On January 14, 2009, Deutsche Bank AG and Deutsche Post AG agreed on an amended transaction structure for Deutsche Bank's acquisition of Deutsche Postbank AG shares based on the purchase price agreed in September 2008. The contract comprises three tranches and closed on February 25, 2009. As a first step, Deutsche Bank AG acquired 50 million Postbank shares – corresponding to a stake of 22.9 % – in a capital increase of 50 million Deutsche Bank shares against a contribution in kind excluding subscription rights. Therefore, upon closing of the new structure the Group's Tier 1 capital consumption was reduced compared to the previous structure. The Deutsche Bank shares will be issued from authorized capital. As a result, Deutsche Post will acquire a shareholding of approximately 8 % in Deutsche Bank AG, over half of which it can dispose of from the end of April 2009, with the other half disposable from mid-June 2009. At closing, Deutsche Bank AG acquired mandatory exchangeable bonds issued by Deutsche Post. After three years, these bonds will be exchanged for 60 million Postbank shares, or a 27.4 % stake. Put and call options are in place for the remaining 26.4 million shares, equal to a 12.1 % stake in Deutsche Postbank. In addition, Deutsche Bank AG paid cash collateral of € 1.1 billion for the options which are exercisable between the 36th and 48th month after closing.

Cosmopolitan Resort and Casino. As disclosed in Note [19] Property and Equipment, in September 2008 we foreclosed on the Cosmopolitan Resort and Casino property and have continued to develop the project. The property is classified as investment property under construction in Premises and equipment, and had a carrying value of € 1.1 billion as of December 31, 2008.

In the first quarter of 2009, there was evidence of a significant deterioration of condominium, hotel and casino market conditions in Las Vegas. In light of this, we are currently considering various alternatives for the future development and execution of the Cosmopolitan Resort and Casino project. The recoverable value of the asset is dependent on the developing market conditions and the course of action taken by us. As a result it is possible that an impairment to the carrying value may be required in 2009 which cannot be reliably quantified at this time.

Outlook

The Global Economy

The global economy is currently experiencing its steepest decline in post-war history and is expected to suffer its first net decline since World War II in the current year, after having expanded by 3.5 % in 2008. The global economy may start to stabilize by year-end 2009 before returning to moderate growth in 2010.

The United States economy is the driver of the global contraction. After slipping into recession in early 2008, U.S. economic output appears set to contract by as much as 3 % in the course of the year, notwithstanding an economic stimulus package worth almost U.S.$ 800 billion and despite the Fed's zero-interest-rate policy. Only in 2010 is it likely to return to a growth trajectory, albeit much below its potential.

Emerging markets have been unable to decouple themselves from the United States economy's strong downturn. Growth in Asia will probably decline to below 4 % in 2009, less than half the rate of 2007. Latin America will likely stagnate and Eastern Europe may even shrink slightly in the current year.

The eurozone economies have followed the U.S. into recession. A noticeable improvement is unlikely before late 2009 or early 2010. Germany, with its pronounced dependence on exports, is hit particularly hard by the slump in global demand. We expect real Gross Domestic Product in Germany to shrink by 3.5 %, despite supportive factors including lower oil and commodity prices, the ECB's relaxation of monetary policy and the government's extensive economic stimulus packages. The German economy may see a slight recovery in 2010, with GDP growth of around 1 %.

Economic output in the eurozone as a whole is likely to experience a decline in 2009 of more or less the same magnitude as Germany's. While some member states of the eurozone are less dependent on foreign demand than Germany, corrections in the real estate markets of countries such as Spain, Ireland and the United Kingdom will likely weigh on the GDP growth of those nations.

Driven by oil and commodities prices, inflation reached multi-year highs in industrial countries during 2008. As the recession set in commodities prices declined steeply, substantially alleviating inflation pressures. In the U.S., consumer prices have already stagnated in year-on-year terms in January 2009 and could in fact fall by close to 1 % in 2009 on average. Core inflation, however, which excludes fuel and food prices, is likely to come in at around 1.5 %. Inflation may also temporarily turn negative in Germany in 2009.

Additional risks for the global economy could result from a heightening of geopolitical tensions, political instability, potential terrorist activities or regional outbreaks of armed conflict. A further deepening or substantial exacerbation of the financial crisis, particularly when combined with a failure of government intervention to control the impact, could result in significant disruptions in the financial sector, lead to the collapse of financial institutions, and cause the global economy to slide into a long-lasting economic depression.

The Banking Industry and the Deutsche Bank Group

The outlook for the banking industry and the Deutsche Bank Group has been profoundly influenced by the financial crisis which began in 2007, and particularly by the events of the last quarter of 2008. During this quarter, financial markets underwent a period of exceptionally turbulent and difficult conditions. Following the insolvency of a large U.S. investment bank in September, capital markets faced conditions of acute stress, with interbank lending severely reduced, extreme illiquidity in credit and other markets, and exceptional volatility, including sharp falls, in major equity markets. These developments also put pressure on bank balance sheets, and their liquidity and funding arrangements. Central banks and governments intervened on a scale unprecedented in recent years, injecting liquidity in key markets and recapitalizing banks through direct equity stakes.

In 2009, very difficult conditions are likely to persist for the banking industry, although government and central bank interventions continue in an effort to stabilize the markets and restore confidence. The industry will likely face several significant challenges. Balance sheets will continue to face pressure from exposure to legacy problem assets, and from a deterioration of the credit environment as the crisis increasingly impacts the wider economy. Loan books will come under pressure from rising default rates as conditions deteriorate for both corporate and private customers. These and other factors will, in turn, put pressure on capital ratios. Revenues will be adversely impacted by softening demand from clients in some product areas as a result of slower economic activity, restrictions on credit availability, and wariness on the part of both private and institutional investors.

The banking industry will also face political, regulatory and organizational challenges. In 2008, the banking sector witnessed substantial consolidation and merger activity. This will likely result in significant upheavals from post-merger integration, restructurings, or internal reorganizations in the institutions concerned. Strategy, lending policy, profit distributions and executive compensation practices, among other areas, will also likely be influenced by increased government intervention, notably in those banks in which governments have taken direct shareholdings, and by the prospect of tighter regulation.

In 2010, some degree of recovery in the banking industry is foreseeable, driven by several factors: the impact of government and central bank measures to stabilize both financial markets and financial institutions; the gradual recovery of the global economy mentioned above, in part aided by the economic stimulus measures taken by governments around the world; corrective measures already taken or currently being taken by the banking industry itself; and a gradual stabilization of the real estate market in the U.S. and some other major economies. However, in some particular product areas, including certain illiquid, structured credit products and leveraged finance, market volumes are unlikely to return to the levels of 2006 and the first half of 2007. Ineffectiveness of the above-mentioned stimulative and corrective measures, or further deterioration of the global economy and financial markets despite these measures, would negatively impact the outlook for the banking industry.

The Deutsche Bank Group

This environment will create substantial challenges for all Deutsche Bank's businesses, and these are described in detail below. In 2008, the Bank took significant steps to mitigate these challenges including strengthening capital ratios, reducing legacy trading-book exposures in key areas such as leveraged finance and commercial real estate, making reductions in non-derivative trading assets, reducing costs in certain areas, and maintaining a substantial funding base. All of these factors will likely contribute positively to the bank's financial strength in 2009. Reductions in balance sheet, while lowering risk profile, may entail some 'opportunity cost' in respect of 2009 revenues.

Continuing adverse market conditions may also affect revenues in Deutsche Bank's core businesses, thus creating the need for cost-saving measures in addition to those already implemented. Such cost-saving measures could potentially include headcount reductions, which could in turn create the need for severance or other related costs in the near term.

Deutsche Bank will also be affected by the political, regulatory and organizational challenges described above. In some areas, the impact on Deutsche Bank will be less than on some peers, since Deutsche Bank did not undergo major merger activity, nor did it receive direct government funds. Organizational disruptions from merger integration or restructuring at other banks, or restrictions placed on the activities of other banks which have received direct government aid, may therefore present an opportunity for Deutsche Bank to gain market share in key businesses, or to invest selectively in its business either by attracting new talent or by making bolt-on acquisitions, subject to managing its capital and key ratios in line with market conditions and requirements. Conversely, Deutsche Bank will be impacted by any future regulatory changes, and has already initiated a review of its compensation procedures.

If the global economy, financial markets, legal and regulatory environment, and competitive environment develop as foreseen, Deutsche Bank expects to return to profitability in 2009.

In 2010, Deutsche Bank is positioned to benefit from the above-mentioned positive impact of measures taken by governments and central banks to stabilize the global financial system and stimulate economic recovery in major industrialized nations. Deutsche Bank will also likely experience the benefit of measures taken by Deutsche Bank management in response to the financial crisis, which are discussed in detail elsewhere in this report. On the other hand, further deterioration of the global economy and/or financial markets, or ineffectiveness of the above-mentioned corrective and stimulative measures, would negatively impact the outlook for Deutsche Bank in 2010.

Investment Banking

The investment banking business will face significant challenges in 2009. Capital markets will likely continue to be affected by illiquidity, volatility, and a lack of overall direction, all of which are likely to undermine investor sentiment. Investment banking revenue pools are likely to remain below pre-crisis levels. Certain highly structured, securitized or illiquid trading businesses, which were severely affected by the developments of 2008, are unlikely to return to their previous levels in the near term. By contrast, volumes in liquid, 'flow' trading products, such as foreign exchange or money market trading, have remained robust even in very difficult conditions. Business volumes in leveraged finance are also likely to continue at considerably lower levels than before the crisis began, and the reduced availability of financial leverage will impact M&A and buy-out activity, both in terms of transaction volume and the size of individual transactions. Commercial real estate activity is also likely to be substantially below pre-crisis levels. The level of IPO activity is likely to remain below that of 2006 and early 2007, given uncertain equity markets, although the corporate sector's need for recapitalization and restructuring advice is likely to be positive for demand.

This environment will present both challenges and opportunities for Deutsche Bank's Corporate Banking and Securities (CB&S) business. In certain structured trading products, including securitizations and structured credit, CB&S's revenues will be negatively impacted by the lower levels of market activity in these areas. CB&S's corporate finance activity will also likely be faced with lower market activity in primary market origination and M&A advisory. New activity in the leveraged finance and commercial real estate businesses will also likely remain significantly below pre-crisis levels. However, in sales and trading, CB&S's leadership position, as measured by revenues and industry surveys, in certain 'flow' trading businesses should benefit from continued solid volumes in these areas, while the need for recapitalization and restructuring advice on the part of corporate clients presents a revenue opportunity for the corporate finance business, both in advisory and secondary capital raisings. CB&S will also be positively impacted by a widening of margins in some trading products compared to pre-crisis levels, and has the opportunity to gain market share in the wake of recent consolidation activity, as some investment banking competitors restructure, reorganize, reduce their activity in or withdraw entirely from certain businesses.

Transaction Banking

The outlook for transaction banking will likely be influenced by both negative and positive factors. 2008 and 2009 have seen and will likely continue to see reductions in interest rates in the Eurozone and other major economies, and this will adversely affect the outlook for net interest income. Exchange rate trends may also be unfavorable for transaction banking, while a more general economic slowdown in major markets will likely adversely impact international trade, and thus reduce the scope for growth in trade finance. On the other hand, stabilization of the U.S. economy, strengthening of the U.S. dollar and an upturn in U.S. interest rates would favorably impact the outlook for revenue generation, as would any stabilization of the housing market in the U.S.

Deutsche Bank's Global Transaction Banking (GTB) business will likely be adversely impacted by the environmental challenges outlined above. Conversely, GTB's outlook may be positively influenced by the sustained momentum of profitable growth and client acquisition in recent years, together with its leading position in major markets, which leaves it well-placed to attract new clients in challenging conditions. The business is positioned to benefit from expansion into new markets and increased penetration of the client base in existing core markets. GTB is also well-positioned to leverage existing technologies in order to expand its offering to clients, and to penetrate client groups in the lower mid-cap segment. Developments in GTB's product offering, such as 'FX4Cash' (a platform for high-volume, low value foreign exchange payments), contribute favorably to the outlook.

Investment Management

The outlook for the investment management business will be negatively influenced by several factors in 2009. The decline in equity market valuations during 2008, and lower market activity on the part of both private and institutional clients, will likely reduce revenues from performance fees and commissions, while the very difficult conditions for the hedge fund industry in the second half of 2008, together with declines in the real estate market in major economies around the world, will negatively impact the prospects for alternative investments. Infrastructure investments will likely come under pressure from slower domestic and international trade against the backdrop of a slower global economy. Revenues will likely also come under pressure if investors retreat to the perceived safety of cash or to simpler, lower-margin products. Conversely, the outlook would be positively impacted by any stabilization or rally in equity markets, and by increasing customer interest in defensive investment products. Furthermore, certain fundamental long-term trends will likely continue to support the investment management business: increasing demand for privately-funded retirement savings against a backdrop of rising longevity and ageing populations in mature economies, together with sustained wealth creation, albeit at a lower pace than in recent years, in emerging economies.

As a leading and diversified service provider with a global presence, Deutsche Bank's Asset and Wealth Management (AWM) business may be adversely impacted by the environmental challenges outlined above. In Asset Management, the retail mutual funds business is exposed to weakness in equity markets and to difficulties in money market funds witnessed during 2008, while the alternative assets business is exposed to weakness in the hedge fund segment, to continued difficult conditions in real estate markets, and to the above-mentioned pressure on infrastructure investments. Conversely, both Asset Management and Private Wealth Management are likely to be positively impacted by the results of productivity and cost efficiency measures, and reengineering efforts aimed at restoring operating leverage in Asset Management, initiated in 2008, as well as by the fundamental long-term trends described above. Private Wealth Management will also likely gain from recent and planned selective investments in its platform, from the net money inflows of 2008 and earlier years, and from the development and introduction of new products and wealth advisory services.

Private and Business Banking

In 2009, the private and business banking environment will likely be adversely impacted by several factors, and Deutsche Bank management has put in place initiatives in response to these factors. Revenues from brokerage and portfolio management will continue to come under pressure, as was the case in the fourth quarter of 2008, from lower valuations in equity markets and from a reduction in customer brokerage activity reflecting the more negative sentiment in equity markets. Cash deposits, and simpler investment products, are likely to remain in demand from private investors. Deposit margins are likely to come under pressure from lower interest rates and from intense competition between banks to attract and retain customers. Provisions for loan losses are likely to rise in a more challenging and, in some cases, recessionary environment. In some markets, including Germany, the retail banking landscape will also likely be impacted by post-merger integration activity following the consolidations which occurred in 2008.

The outlook for Deutsche Bank's Private & Business Clients (PBC) business will be substantially influenced by these factors. Revenues will be negatively impacted by lower levels of activity in brokerage and portfolio management, and by tighter margins on deposits; however, this impact will be counterbalanced by PBC's addition of 800,000 net new clients and € 19 billion of deposits during 2008. Provisions for loan losses, in a more difficult economic climate, are also likely to negatively impact profitability in 2009; on the other hand, this effect will likely be counterbalanced by risk management measures taken during 2008. The efficiency measures contained in PBC's Growth and Efficiency Program, launched in 2008, which includes both cost savings and selective investments in the platform, will also likely positively impact the business. PBC will also aim to benefit from its co-operation agreement with Deutsche Postbank, which involves collaboration in IT and sourcing as well as marketing of complementary products.

Risk Report

Risk and Capital Management

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our group divisions. The importance of a strong focus on risk management and the continuous need to refine risk management practice has become particularly evident during the financial market crisis that began in 2007 and continues through the date of this report. While our risk and capital management continuously evolves and improves, there can be no assurance that all market developments, in particular those of extreme nature, can be fully anticipated at all times.

Risk and Capital Management Principles

The following key principles underpin our approach to risk and capital management:

- Our Management Board provides overall risk and capital management supervision for our consolidated Group. Our Supervisory Board regularly monitors our risk and capital profile.
- We manage credit, market, liquidity, operational, business, legal and reputational risks as well as our capital in a coordinated manner at all relevant levels within our organization. This also holds true for complex products which we typically manage within our framework established for trading exposures.
- The structure of our integrated legal, risk & capital function is closely aligned with the structure of our group divisions.
- The legal, risk & capital function is independent of our group divisions.

Risk and Capital Management Organization

Our Chief Risk Officer, who is a member of our Management Board, is responsible for our credit, market, liquidity, operational, business, legal and reputational risk management as well as capital management activities within our consolidated Group and heads our integrated legal, risk & capital function.

Two functional committees are central to the legal, risk & capital function. The Capital and Risk Committee is chaired by our Chief Risk Officer, with the Chief Financial Officer being Vice-Chairman. The responsibilities of the Capital and Risk Committee include risk profile and capital planning, capital capacity monitoring and optimization of funding. In addition, the Chief Risk Officer chairs our Risk Executive Committee, which is responsible for management and control of the aforementioned risks across our consolidated Group. The Deputy Chief Risk Officer reports directly to the Chief Risk Officer and is among the voting members of our Risk Executive Committee.

Dedicated legal, risk & capital units are established with the mandate to:

- Ensure that the business conducted within each division is consistent with the risk appetite that the Capital and Risk Committee has set;
- Formulate and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
- Approve credit risk, market risk and liquidity risk limits;
- Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and
- Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.

The Group Reputational Risk Committee (GRRC) is an official sub-committee of the Risk Executive Committee and is chaired by the Chief Risk Officer. The GRRC reviews and makes final determinations on all reputational risk issues, where escalation of such issues is deemed necessary by senior business and regional management, or required under other Group policies and procedures.

Our finance and audit departments support our legal, risk & capital function. They operate independently of both the group divisions and of the legal, risk & capital function. The role of the finance department is to help quantify and verify the risk that we assume and ensure the quality and integrity of our risk-related data. Our audit department performs risk-oriented reviews of the design and operating effectiveness of our internal control procedures and provides independent assessments to the Management Board and the Audit Committee of the Supervisory Board.

Categories of Risk

The most important risks we assume are specific banking risks and reputational risks, as well as risks arising from the general business environment.

Specific Banking Risks

Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, liquidity risk and operational risk.

- Credit risk arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, borrower or obligor (which we refer to collectively as "counterparties"). We distinguish among three kinds of credit risk:
  - Default risk is the risk that counterparties fail to meet contractual payment obligations.
  - Country risk is the risk that we may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country risk includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to nonresidents due to direct sovereign intervention.

- Settlement risk is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.
- Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.
- Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.
- Operational risk is the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.

Reputational Risk

Within our risk management processes, we define reputational risk as the risk that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public's trust in our organization.

Business Risk

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our results if we fail to adjust quickly to these changing conditions.

Insurance Specific Risk

Our exposure to insurance risk increased upon our 2007 acquisition of Abbey Life Assurance Company Limited and our 2006 acquisition of a stake in Paternoster Limited, a regulated insurance company. We are primarily exposed to the following insurance-related risks.

- Mortality and morbidity risks – the risks of a higher or lower than expected number of death claims on assurance products and of an occurrence of one or more large claims, and the risk of a higher or lower than expected number of disability claims, respectively. We aim to mitigate these risks by the use of reinsurance and the application of discretionary charges. We investigate rates of mortality and morbidity annually.
- Longevity risk – the risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products. We monitor this risk carefully against the latest external industry data and emerging trends.
- Expenses risk– the risk that policies cost more or less to administer than expected. We monitor these expenses by an analysis of our actual expenses relative to our budget. We investigate reasons for any significant divergence from expectations and take remedial action. We reduce the expense risk by having in place (until 2010 with the option of renewal for two more years) an outsourcing agreement which covers the administration of the policies.
- Persistency risk– the risk of a higher or lower than expected percentage of lapsed policies. We assess our persistency rates annually by reference to appropriate risk factors.

Risk Management Tools

We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:

- Economic capital. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. "Very severe" in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk. In 2008, we refined our economic capital modeling in particular by completing a Group-wide roll-out of our "multi-state" model for credit risk, which is intended to more comprehensively capture the effects of rating migration. We further modified our economic capital framework to capture more comprehensively profit and loss effects due to fair value accounting. As part of this model adjustment, we now report economic capital for traded default risk and all assets which are fair valued through profit and loss within market risk rather than credit risk. This enables us to also measure the price volatility of these assets within our economic capital. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and other nonamortizing intangibles) in order to allocate our book capital among our businesses. This enables us to assess each business unit's risk-adjusted profitability, which is a key metric in managing our financial resources. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships. See "Overall Risk Position" below for a quantitative summary of our economic capital usage.
- Expected loss. We use expected loss as a measure of our credit and operational risk. Expected loss is a measurement of the loss we can expect within a one-year period from these risks as of the respective reporting date, based on our historical loss experience. When calculating expected loss for credit risk, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations as a component of our collectively assessed allowance for credit losses included in our financial statements. For operational risk we determine the expected loss from statistical averages of our internal loss history, recent risk trends as well as forward looking expert estimates.

- Value-at-Risk. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated using pre-determined correlations) in that portfolio.
- Stress testing. We supplement our analysis of credit, market, liquidity and operational risk with stress testing. For market risk management purposes, we perform stress tests because value-at-risk calculations are based on relatively recent historical data, only purport to estimate risk up to a defined confidence level and assume good asset liquidity. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures, both on our highly liquid and less liquid trading positions as well as our investments. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under the scenarios of extreme market conditions we select for our simulations. Our 2008 experience in relation to these stress tests is discussed further below. For credit risk management purposes, we perform stress tests to assess the impact of changes in general economic conditions on our credit exposures or parts thereof as well as the impact on the creditworthiness of our portfolio. For liquidity risk management purposes, we perform stress tests and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. For operational risk management purposes, we perform stress tests on our economic capital model to assess its sensitivity to changes in key model components, which include external losses. Among other things, the results of these stress tests enable us to assess the impact of significant changes in the frequency and/or severity of operational risk events on our operational risk economic capital.
- Regulatory risk assessment. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in Note [36] of the consolidated financial statements.

Credit Risk

We measure and manage our credit risk following the below principles:

- In all our group divisions consistent standards are applied in the respective credit decision processes.
- The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies.
- Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.
- We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
- We measure and consolidate all our credit exposures to each obligor on a global consolidated basis that applies across our consolidated Group. We define an "obligor" as a group of individual borrowers that are linked to one another by any of a number of criteria we have established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit we have extended.

Credit Risk Ratings

A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with a counterparty. Our risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures we apply to the ongoing exposure.

We have our own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of our counterparties. Our granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in our portfolio, enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. Several default ratings therein enable us to incorporate the potential recovery rate of defaulted exposure. We generally rate our credit exposures individually. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.

Credit Limits

Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors.

Monitoring Default Risk

We monitor all of our credit exposures on a continuing basis using the risk management tools described above. We also have procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss. We aim to identify counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where we have identified counterparties where problems might arise, the respective exposure is placed on a watchlist.

Monitoring Traded Default Risk

We monitor corporate default exposures in our developed markets' trading book with a dedicated risk management unit combining our credit and market risk expertise. We use appropriate portfolio limits and ratings-driven thresholds on single-issuer basis, combined with our market risk management tools to risk manage such positions. Positions outside of this scope continue to be risk managed by our respective credit and market risk units.

Loan Exposure Management Group

As part of our overall framework of risk management, the Loan Exposure Management Group ("LEMG") focuses on managing the credit risk of loans and lending-related commitments of the international investment-grade portfolio and the medium-sized German companies' portfolio within our Corporate and Investment Bank Group Division.

Acting as a central pricing reference, LEMG provides the respective Corporate and Investment Bank Group Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the loan remains with Credit Risk Management.

LEMG is concentrating on two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:

- to reduce single-name and industry credit risk concentrations within the credit portfolio, and
- to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance coverage and single-name and portfolio credit default swaps.

The notional amount of LEMG's risk reduction activities increased by 21 % from € 47.0 billion as of December 31, 2007, to € 56.7 billion as of December 31, 2008.

As of year-end 2008, LEMG held credit derivatives with an underlying notional amount of € 36.5 billion. The position totaled € 31.6 billion as of December 31, 2007.

The credit derivatives used for our portfolio management activities are accounted for at fair value.

LEMG also mitigated the credit risk of € 20.1 billion of loans and lending-related commitments as of December 31, 2008, by synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 15.3 billion as of December 31, 2007. LEMG further mitigated the credit risk of € 70 million of loans and lending-related commitments as of December 31, 2008 by way of credit-linked notes. This position totaled € 74 million as of December 31, 2007. Credit risk mitigation by way of credit-linked notes or synthetic collateralized loan obligations supported by financial guarantees addresses the credit risk of the less liquid underlying positions.

LEMG has elected to use the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this option are met. The notional amount of loans and commitments reported at fair value increased during the year to € 50.5 billion as of December 31, 2008, from € 44.7 billion as of December 31, 2007, as new loans were originated and those that qualified were designated to be reported at fair value. By reporting loans and commitments at fair value, LEMG has significantly reduced profit and loss volatility that resulted from the accounting mismatch that existed when all loans and commitments were reported at historical cost while derivative hedges were reported at fair value.

Credit Exposure

We define our credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit risk mitigating transactions. In the tables below, we show details about several of our main credit exposure categories, namely loans, irrevocable lending commitments, contingent liabilities and over-the-counter ("OTC") derivatives:

- "Loans" are net loans as reported on our balance sheet at amortized cost but before deduction of our allowance for loan losses.
- "Irrevocable lending commitments" consist of the undrawn portion of irrevocable lending-related commitments.
- "Contingent liabilities" consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
- "OTC derivatives" are our credit exposures from over-the-counter derivative transactions that we have entered into, after netting and cash collateral received. On our balance sheet, these are included in trading assets or, for derivatives qualifying for hedge accounting, in other assets, in either case, before netting and cash collateral received.

Although we consider them in monitoring our credit exposures, the following are not included in the tables below: cash and due from banks, interest-earning deposits with banks, and accrued interest receivables, amounting to € 79.2 billion at December 31, 2008 and € 37.8 billion at December 31, 2007, forward committed repurchase and reverse repurchase agreements of € 38.4 billion at December 31, 2008 and € 56.3 billion at December 31, 2007, "tradable assets", which include bonds, loans and other fixed-income products that are in our trading assets and in securities available for sale, of € 210.2 billion at December 31, 2008 and € 457.7 billion at December 31, 2007 as well as loans designated at fair value, of € 18.7 billion at December 31, 2008 and € 21.5 billion at December 31, 2007.

The following table breaks down several of our main credit exposure categories by geographical region. For this table, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere. The increases in the below credit exposure were primarily in loans and derivatives and for both within Western Europe and North America. The loan increase was partly due to € 34.4 billion assets being reclassified under IAS 39 while the derivative increase was driven by large interest rate moves and to a lesser extent by volatile markets.

Credit risk profile by region	Loans[1]		Irrevocable lending commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Eastern Europe	7,672	4,334	1,654	1,694	2,086	1,479	2,033	972	13,445	8,479
Western Europe	185,577	141,572	38,698	47,948	25,289	29,021	48,677	30,982	298,241	249,523
Africa	1,076	747	333	224	566	801	297	552	2,272	2,324
Asia/Pacific	16,887	15,006	6,156	9,688	6,223	5,672	13,225	8,371	42,491	38,737
North America	56,129	37,087	56,812	68,495	13,943	12,407	57,177	29,517	184,061	147,506
Central and South America	3,530	1,754	196	375	660	480	1,552	965	5,938	3,574
Other[4]	348	97	228	87	48	46	629	643	1,253	873
Total	**271,219**	**200,597**	**104,077**	**128,511**	**48,815**	**49,905**	**123,590**	**72,002**	**547,701**	**451,015**

1 Includes impaired loans amounting to € 3.7 billion as of December 31, 2008 and € 2.6 billion as of December 31, 2007.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 2.8 billion as of December 31, 2008 and € 2.7 billion as December 31, 2007.
3 Includes the effect of master agreement netting and cash collateral received where applicable.
4 Includes supranational organizations and other exposures that we have not allocated to a single region.

The following table breaks down several of our main credit exposure categories according to the industry sectors of our counterparties.

Credit risk profile by industry sector	Loans[1]		Irrevocable lending commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Banks and insurance	26,998	12,850	24,970	28,286	11,568	11,005	68,641	36,048	132,177	88,189
Manufacturing	19,043	16,067	24,889	24,271	13,669	11,508	4,550	3,537	62,151	55,383
Households	83,376	70,863	3,862	3,784	1,768	1,724	791	1,497	89,797	77,867
Public sector	9,972	5,086	819	1,023	628	888	7,125	5,493	18,544	12,490
Wholesale and retail trade	11,761	8,916	6,377	5,840	3,423	3,496	1,264	839	22,825	19,090
Commercial real estate activities	27,083	16,476	2,239	3,144	2,403	1,902	3,213	455	34,938	21,977
Other[4, 5]	92,986	70,339	40,921	62,162	15,356	19,383	38,006	24,134	187,269	176,018
Total	**271,219**	**200,597**	**104,077**	**128,511**	**48,815**	**49,905**	**123,590**	**72,002**	**547,701**	**451,015**

1 Includes impaired loans amounting to € 3.7 billion as of December 31, 2008 and € 2.6 billion as of December 31, 2007.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 2.8 billion as of December 31, 2008 and € 2.7 billion as of December 31, 2007.
3 Includes the effect of master agreement netting and cash collateral received where applicable.
4 Loan exposures for Other include lease financing.
5 Included in the category "Other" is investment counseling and administration exposure of € 67.9 billion and € 54.8 billion as of December 31, 2008 and December 31, 2007, respectively.

Our loans, irrevocable lending commitments, contingent liabilities and OTC derivatives-related credit exposure to our ten largest counterparties accounts for 7 % of our aggregated total credit exposure in these categories as of December 31, 2008. Our top ten counterparty exposures are typically with well-rated counterparties or relate to structured trades which show high levels of collateralization.

We also classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

- Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
- Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

Corporate Credit Exposure

The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

This table reflects an increase in our corporate loan book, of which € 34.4 billion was due to assets reclassified to loans according to IAS 39, as well as a continued good quality of our lending-related credit exposures. The portion of our corporate loan book carrying an investment-grade rating decreased from 70 % at December 31, 2007 to 66 % at December 31, 2008, reflecting the general credit deterioration in light of the market turbulence throughout 2008. However, as discussed above, the loan exposure shown in the table below does not take into account any collateral, other credit enhancement or credit risk mitigating transactions. After consideration of such credit mitigants, we believe that there is no undue concentration risk and our loan book is well-diversified. The increase in our OTC derivatives exposure was substantially driven by interest and foreign exchange products, reflecting a substantial fall in yield curves, especially in the second half of 2008, and took place mainly within the investment-grade rating band. OTC derivatives exposure as shown below does not include credit risk mitigants (other than master agreement netting) or collateral (other than cash). Taking these mitigants into account, the remaining current credit exposure is significantly lower and in our judgment well-diversified and geared towards investment grade counterparties.

Corporate credit exposure credit risk profile by creditworthiness category	**Loans[1]**		**Irrevocable lending commitments[2]**		**Contingent liabilities**		**OTC derivatives[3]**		**Total**	
in € m.	**Dec 31, 2008**	**Dec 31, 2007**	**Dec 31, 2008**	**Dec 31, 2007**	**Dec 31, 2008**	**Dec 31, 2007**	**Dec 31, 2008**	**Dec 31, 2007**	**Dec 31, 2008**	**Dec 31, 2007**
AAA–AA	40,749	22,765	20,373	28,969	5,926	7,467	65,598	39,168	132,646	98,370
A	29,752	30,064	30,338	31,087	11,976	15,052	22,231	13,230	94,297	89,432
BBB	53,360	30,839	26,510	35,051	15,375	13,380	15,762	8,008	111,007	87,277
BB	44,132	26,590	19,657	25,316	10,239	9,146	13,009	7,945	87,037	68,996
B	10,458	6,628	5,276	7,431	4,412	4,252	3,898	2,370	24,044	20,681
CCC and below	8,268	3,342	1,923	657	887	609	3,092	1,281	14,170	5,889
Total	**186,719**	**120,228**	**104,077**	**128,511**	**48,815**	**49,905**	**123,590**	**72,002**	**463,201**	**370,646**

1 Includes impaired loans mainly in category CCC and below amounting to € 2.3 billion as of December 31, 2008 and € 1.5 billion as of December 31, 2007.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 2.8 billion as of December 31, 2008 and € 2.7 billion as of December 31, 2007.
3 Includes the effect of master agreement netting and cash collateral received where applicable.

Consumer Credit Exposure

The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure	
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Consumer credit exposure Germany:	57,139	56,504	1.54 %	1.68 %	0.65 %	0.64 %
Consumer and small business financing	15,047	14,489	1.98 %	1.96 %	1.98 %	1.76 %
Mortgage lending	42,092	42,015	1.39 %	1.58 %	0.18 %	0.26 %
Consumer credit exposure outside Germany	27,361	23,864	1.92 %	1.24 %	0.94 %	0.55 %
Total consumer credit exposure[1]	**84,500**	**80,368**	**1.67 %**	**1.55 %**	**0.74 %**	**0.62 %**

1 Includes impaired loans amounting to € 1.4 billion as of December 31, 2008 and € 1.1 billion as of December 31, 2007.

The volume of our consumer credit exposure rose by € 4.1 billion, or 5 %, from 2007 to 2008, driven both by the volume growth of our portfolio outside Germany (up € 3.5 billion) with strong growth in Italy (up € 1.5 billion), Poland (up € 1.0 billion) and Spain (up € 611 million) as well as in Germany (up € 635 million). Total net credit costs as a percentage of total exposure increased overall compared to 2007 reflecting our strategy to invest in higher margin consumer finance business as well as the deteriorating credit conditions in Spain. In Germany the increase in net credit costs was driven by the consumer finance business and only partially offset by a reduction in mortgage lending. Outside Germany the increase in net credit costs was mainly driven by the exacerbating economic crisis in Spain which adversely affected all our loan portfolios there and by our consumer finance business in Italy and Poland. The higher percentage of delinquent loans outside Germany was predominantly driven by our mortgage business in Spain.

Credit Exposure from Derivatives

To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swaps and Derivatives Association's master agreements for derivatives) with our clients. A master agreement allows the netting of obligations arising under all of the derivatives transactions that the agreement covers upon the counterparty's default, resulting in a single net claim against the counterparty (called "close-out netting"). For parts of our derivatives business we also enter into payment netting agreements under which we set off amounts payable on the same day in the same currency and in respect to all transactions covered by these agreements, reducing our principal risk.

For internal credit exposure measurement purposes, we only apply netting when we believe it is legally enforceable for the relevant jurisdiction and counterparty. Also, we enter into collateral support agreements to reduce our derivatives-related credit risk. These collateral arrangements generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call. As with netting, when we believe the collateral agreement is enforceable we reflect this in our exposure measurement.

As the replacement values of our portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure our potential future exposure against separate limits. We supplement our potential future exposure analysis with stress tests to estimate the immediate impact of extreme market events on our exposures (such as event risk in our Emerging Markets portfolio).

Treatment of Default Situations under Derivatives

Unlike in the case of our standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able to obtain additional collateral or terminate the transactions or the related master agreement.

When our decision to terminate transactions or the related master agreement results in a residual net obligation of the counterparty, we restructure the obligation into a nonderivative claim and manage it through our regular workout process. As a consequence, we do not show any nonperforming derivatives.

The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2008.

Dec 31, 2008	Notional amount maturity distribution				Positive market value	Negative market value	Net market value
in € m.	Within one year	> 1 and ≤ 5 years	After five years	Total			
Interest-rate-related transactions:							
OTC products:							
FRAs	4,246,883	240,762	2,327	4,489,972	11,195	(10,395)	799
Interest rate swaps (single currency)	11,420,341	11,453,935	9,251,828	32,126,104	570,204	(550,811)	19,393
Purchased interest rate options	396,285	567,857	280,663	1,244,806	71,120	–	71,120
Written interest rate options	459,646	601,245	297,014	1,357,905	–	(76,643)	(76,643)
Other interest rate trades							
Exchange-traded products:							
Interest rate futures	217,707	126,822	685	345,214	–	–	–
Purchased interest rate options	104,754	16,737	–	121,491	357	–	357
Written interest rate options	77,180	9,783	–	86,964	–	(216)	(216)
Sub-total	**16,922,796**	**13,017,141**	**9,832,517**	**39,772,456**	**652,876**	**(638,065)**	**14,810**
Currency-related transactions:							
OTC products:							
Forward exchange trades	561,840	67,213	5,292	634,346	25,148	(25,329)	(181)
Cross currency swaps	1,676,218	716,206	414,971	2,807,395	128,593	(127,225)	1,368
Purchased foreign currency options	324,102	110,820	34,698	469,621	28,083	–	28,083
Written foreign currency options	315,905	118,776	25,661	460,342	–	(25,506)	(25,506)
Exchange-traded products:							
Foreign currency futures	8,309	749	36	9,095	–	–	–
Purchased foreign currency options	2,106	191	–	2,297	212	–	212
Written foreign currency options	2,674	18	–	2,692	–	(198)	(198)
Sub-total	**2,891,154**	**1,013,973**	**480,658**	**4,385,788**	**182,036**	**(178,258)**	**3,778**
Equity/index-related transactions:							
OTC products:							
Equity forward	938	1	489	1,427	200	(158)	42
Equity/index swaps	75,665	58,993	24,783	159,441	18,722	(14,780)	3,942
Purchased equity/index options	128,377	129,524	36,314	294,214	44,993	–	44,993
Written equity/index options	139,590	167,387	49,325	356,301	–	(53,933)	(53,933)
Exchange-traded products:							
Equity/index futures	20,023	48	28	20,099	–	–	–
Equity/index purchased options	197,250	66,611	11,132	274,993	4,869	–	4,869
Equity/index written options	176,887	69,712	16,319	262,919	–	(6,005)	(6,005)
Sub-total	**738,730**	**492,276**	**138,390**	**1,369,394**	**68,784**	**(74,876)**	**(6,092)**
Credit derivatives	**315,693**	**3,088,619**	**1,045,121**	**4,449,432**	**295,383**	**(260,849)**	**34,534**
Other transactions:							
OTC products:							
Precious metal trades	43,932	32,077	4,526	80,536	4,522	(4,234)	288
Other trades	82,195	169,726	5,855	257,776	24,805	(24,394)	411
Exchange-traded products:							
Futures	32,728	16,062	564	49,354	302	(254)	49
Purchased options	20,483	13,774	422	34,679	5,318	–	5,318
Written options	19,435	12,309	1,044	32,788	–	(5,403)	(5,403)
Sub-total	**198,773**	**243,948**	**12,411**	**455,133**	**34,947**	**(34,285)**	**663**
Total OTC business	**20,187,610**	**17,523,140**	**11,478,867**	**49,189,619**	**1,222,967**	**(1,174,257)**	**48,710**
Total exchange-traded business	**879,536**	**332,817**	**30,230**	**1,242,584**	**11,059**	**(12,076)**	**(1,017)**
Total	**21,067,146**	**17,855,957**	**11,509,097**	**50,432,203**	**1,234,026**	**(1,186,333)**	**47,693**
Positive market values including the effect of netting and cash collateral received					**130,375**		

Distribution Risk

We frequently underwrite large commitments with the intention to sell down or distribute most of the risk to third parties. These commitments include the undertaking to fund bank loans and to provide bridge loans for the issuance of public bonds. The sell down or distribution is, under normal market conditions, typically accomplished within 90 days after the closing date. However, due to the continued market dislocation in 2008, we experienced further delays in distribution of our loan and bond commitments in the respective businesses. Our largest distribution risk during 2008 related to the businesses of Leveraged Finance and Real Estate (specifically, commercial mortgages).

For risk management purposes we treat the full amount of all such commitments as credit exposure requiring formal credit approval. This approval also includes our intended final hold. Amounts which we intend to sell are classified as trading assets and are subject to fair value accounting. The price volatility is monitored in our market risk process. To protect us against a value deterioration of such amounts, we may enter into generic market risk hedges (most commonly using related indices), which are also captured in our market risk process.

Country Risk

We manage country risk through a number of risk measures and limits, the most important being:

- Total counterparty exposure. All credit extended and OTC derivatives exposure to counterparties domiciled in a given country that we view as being at risk due to economic or political events ("country risk event"). It includes nonguaranteed subsidiaries of foreign entities and offshore subsidiaries of local clients.
- Transfer risk exposure. Credit risk arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a "transfer risk event"). It includes all of our credit extended and OTC derivatives exposure from one of our offices in one country to a counterparty in a different country.
- Highly-stressed event risk scenarios. We use stress testing to measure potential risks on our trading positions and view these as market risk.

Country Risk Ratings

Our country risk ratings represent a key tool in our management of country risk. They are established by an independent country risk research function within our Credit Risk Management function and include:

- Sovereign rating. A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.
- Transfer risk rating. A measure of the probability of a "transfer risk event."
- Event risk rating. A measure of the probability of major disruptions in the market risk factors relating to a country.

All sovereign and transfer risk ratings are reviewed, at least annually, by the Group Credit Policy Committee, a sub-committee of our Risk Executive Committee. Our country risk research group also reviews, at least quarterly, our ratings for the major Emerging Markets countries. Ratings for countries that we view as particularly volatile, as well as all event risk ratings, are subject to continuous review.

We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

Country Risk Limits

We manage our exposure to country risk through a framework of limits. The bank specifically limits and monitors its exposure to Emerging Markets. For this purpose, Emerging Markets are defined as Latin America (including the Caribbean), Asia (excluding Japan), Eastern Europe, the Middle East and Africa. Limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country Risk limits are set by either our Management Board or by our Group Credit Policy Committee, pursuant to delegated authority.

Monitoring Country Risk

We charge our group divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our finance function. Our Group Credit Policy Committee also reviews data on transfer risk.

Country Risk Exposure

The following tables show the development of total Emerging Markets net counterparty exposure (net of collateral), and the utilized Emerging Markets net transfer risk exposure (net of collateral) by region.

Emerging Markets net counterparty exposure in € m.	**Dec 31, 2008**	**Dec 31, 2007**
Total net counterparty exposure	26,214	22,000
Total net counterparty exposure (excluding OTC derivatives)	17,697	16,580

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

Emerging Markets net transfer risk exposure in € m.	**Dec 31, 2008**	**Dec 31, 2007**
Africa	914	508
Asia (excluding Japan)	5,472	3,277
Eastern Europe	3,364	1,856
Latin America	1,647	658
Middle East	3,402	2,931
Total emerging markets net transfer risk exposure	**14,799**	**9,230**

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

As of December 31, 2008, our net transfer risk exposure to Emerging Markets (excluding irrevocable commitments and exposures to non-Emerging Markets bank branches) amounted to € 14.8 billion, an increase of 60 %, or € 5.6 billion, from December 31, 2007. This development was largely a result of increased OTC derivatives exposure.

Impaired Loans

Under IFRS, we consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. While we assess the impairment for our corporate credit exposure individually, we consider our smaller-balance standardized homogeneous loans to be impaired once the credit contract with the customer has been terminated.

As of December 31, 2008, our impaired loans totaled € 3.7 billion, representing a 39 % increase compared to December 31, 2007. The total € 2.1 billion net increase of impaired loans was only partly offset by € 990 million of gross charge-offs and a € 36 million decrease as a result of exchange rate movements. The increase in impaired loans is mainly attributable to our individually assessed impaired loans with net increases of € 1.2 billion, partly offset by gross charge-offs of € 364 million and a € 36 million decrease as a result of exchange rate movements. This development includes € 753 million of loans reclassified according to IAS 39, which during 2008 showed a net increase of € 944 million, partly offset by € 138 million of gross charge-offs and a € 53 million decrease as a result of exchange rate movements. The collectively assessed impaired loans increased by € 271 million, as net increases of € 896 million were offset by charge-offs of € 625 million.

Problem Loans

In keeping with SEC industry guidance, we continue to monitor and report problem loans.

Our problem loans consist of our impaired loans and, additionally, € 873 million nonimpaired problem loans as of December 31, 2008, where no impairment loss is expected but where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms or that are 90 days or more past due but for which the accrual of interest has not been discontinued.

The following table presents the components of our December 31, 2008 and December 31, 2007 problem loans and impaired loans.

			Dec 31, 2008			Dec 31, 2007
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Nonaccrual loans	2,810	1,400	4,210	1,702	1,129	2,831
Loans 90 days or more past due and still accruing	13	188	201	30	191	220
Troubled debt restructurings	144	–	144	93	–	93
Total problem loans	**2,967**	**1,588**	**4,555**	**1,824**	**1,320**	**3,144**
thereof: IFRS impaired loans	2,282	1,400	3,682	1,516	1,129	2,645

The € 1.4 billion, or 45 %, increase in our total problem loans in 2008 was due to a € 2.4 billion net increase of problem loans partly offset by € 990 million of gross charge-offs and a € 17 million decrease as a result of exchange rate movements. The increase in problem loans is mainly attributable to our individually assessed loans, with net increases of € 1.5 billion, partly offset by gross charge-offs of € 364 million and a € 17 million decrease as a result of exchange rate movements. These problem loans include € 840 million of new problem loans among the loans reclassified to the banking book as permitted by the amendments to IAS 39, comprising net new problem loans of € 1.0 billion partly offset by € 138 million of gross charge-offs and a € 65 million decrease as a result of exchange rate movements. For collectively assessed problem loans, net increases of € 893 million were partly offset by gross charge-offs of € 625 million. Included in the € 1.6 billion of collectively assessed problem loans as of December 31, 2008 are € 1.4 billion of loans that are 90 days or more past due as well as € 143 million of loans that are less than 90 days past due but for which, in the judgment of management, the accrual of interest should be ceased.

Our commitments to lend additional funds to debtors with problem loans amounted to € 71 million as of December 31, 2008, a decrease of € 58 million or 45 % compared to December 31, 2007. Of these commitments, € 6 million had been committed to debtors whose loan terms have been modified in a troubled debt restructuring, an increase of € 5 million compared to December 31, 2007.

In addition, as of December 31, 2008, we had € 4 million of lease financing transactions that were nonperforming. This amount is not included in our total problem loans.

The following table illustrates our total problem loans split between German and non-German counterparties based on the country of domicile of our counterparty for the last two years.

in € m.	Dec 31, 2008	Dec 31, 2007
Nonaccrual loans:		
German	1,738	1,913
Non-German	2,472	918
Total nonaccrual loans	**4,210**	**2,831**
Loans 90 days or more past due and still accruing:		
German	183	199
Non-German	18	21
Total loans 90 days or more past due and still accruing	**201**	**220**
Troubled debt restructurings:		
German	122	49
Non-German	22	44
Total troubled debt restructurings	**144**	**93**

Nonaccrual Loans

We place a loan on nonaccrual status if:

— the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or
— the accrual of interest should be ceased according to management's judgment as to collectibility of contractual cash flows.

When a loan is placed on nonaccrual status, the accrual of interest in accordance with the contractual terms of the loan is discontinued. However, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan. Cash receipts of interest on nonaccrual loans are recorded as a reduction of principal.

As of December 31, 2008, our nonaccrual loans totaled € 4.2 billion, an increase of € 1.4 billion, or 49 %, from 2007. The increase in nonaccrual loans took place substantially in our individually assessed loans, driven by net increases, mainly by € 1.0 billion of loans reclassified according to IAS 39, more than offsetting charge-offs and a decrease as a result of exchange rate movements.

Loans Ninety Days or More Past Due and Still Accruing

These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to accrue interest. These loans are well secured and in the process of collection and are not impaired.

In 2008, our 90 days or more past due and still accruing loans decreased by € 20 million, or 9 %, to € 201 million as of December 31, 2008.

Troubled Debt Restructurings

Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower's financial position on terms that we would not otherwise consider.

If a borrower performs satisfactorily for one year under a restructured loan, we no longer consider that borrower's loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks. Impairment for Troubled Debt Restructurings is measured using the original effective interest rate before modification of terms.

In 2008, the volume of our troubled debt restructurings increased by € 51 million, or 55 %, to € 144 million as of December 31, 2008.

Credit Loss Experience and Allowance for Loan Losses

We regularly assess whether there is objective evidence that a loan or a group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

- there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a "loss event");
- the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and
- a reliable estimate of the loss amount can be made.

We establish an allowance for loan losses that represents our estimate of impairment losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with Credit Risk Management. The components of this allowance are the individually and the collectively assessed loss allowance. We first assess whether objective evidence of impairment exists individually for loans that are significant. We then assess collectively impairment for those loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

Individually Assessed Loss Allowance

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the estimated recoverable amount. The estimated recoverable amount is measured as the present value of expected future cash flows discounted at the loan's original effective interest rate, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amounts of the loans are reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.

We regularly re-evaluate all credit exposures that have already been individually provided for, as well as all credit exposures that appear on our watchlist.

Collectively Assessed Loss Allowance

The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant, but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The collectively measured loss amount has three components:

- The first component is an amount for country risk and for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which we conduct business.
- The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experiences.
- The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been identified as individually impaired or measured as part of the smaller-balance homogeneous loans.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

All impaired loans are reviewed for changes to the recoverable amount. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.

Charge-off Policy

When we consider that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan together with the associated allowance is charged-off.

Allowance for Loan Losses

The following table presents the components of our allowance for loan losses on the dates specified, including, with respect to our German loan portfolio, a breakdown by industry of the borrower and the percentage of our total loan portfolio accounted for by those industry classifications. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (unless stated otherwise)	Dec 31, 2008		Dec 31, 2007	
German:				
Individually assessed loan loss allowance:				
Banks and insurance	1	5 %	–	–
Manufacturing	165	3 %	176	4 %
Households (excluding mortgages)	21	5 %	24	6 %
Households – mortgages	5	13 %	5	17 %
Public sector	–	2 %	–	2 %
Wholesale and retail trade	81	1 %	88	2 %
Commercial real estate activities	60	5 %	127	5 %
Other	146	5 %	189	6 %
Individually assessed loan loss allowance German total	479		609	
Collectively assessed loan loss allowance	464		481	
German total	**943**	**39 %**	**1,090**	**42 %**
Non-German:				
Individually assessed loan loss allowance	499		321	
Collectively assessed loan loss allowance	496		294	
Non-German total	**995**	**61 %**	**615**	**58 %**
Total allowance for loan losses	**1,938**	**100 %**	**1,705**	**100 %**
Total individually assessed loan loss allowance	977		930	
Total collectively assessed loan loss allowance	961		775	
Total allowance for loan losses	**1,938**		**1,705**	

Movements in the Allowance for Loan Losses

We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement.

The following table presents a breakdown of the movements in our allowance for loan losses for the periods specified.

			2008			2007
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	**930**	**775**	**1,705**	**985**	**684**	**1,670**
Provision for loan losses	382	702	1,084	146	505	651
Net charge-offs	(301)	(477)	(778)	(149)	(378)	(527)
Charge-offs	(364)	(626)	(990)	(244)	(508)	(752)
Recoveries	63	149	212	95	130	225
Changes in the group of consolidated companies	–	–	–	–	–	–
Exchange rate changes/other	(34)	(39)	(74)	(52)	(36)	(88)
Balance, end of year	**977**	**961**	**1,938**	**930**	**775**	**1,705**

The following table sets forth a breakdown of the movements in our allowance for loan losses, including, with respect to our German loan portfolio, by industry classifications for the periods specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (unless stated otherwise)	2008	2007
Balance, beginning of year	1,705	1,670
Charge-offs:		
German:		
Banks and insurance	(2)	(1)
Manufacturing	(53)	(58)
Households (excluding mortgages)	(330)	(287)
Households – mortgages	(32)	(26)
Public sector	–	–
Wholesale and retail trade	(41)	(28)
Commercial real estate activities	(19)	(41)
Lease financing	–	–
Other	(127)	(76)
German total	(604)	(518)
Non-German:		
Excluding lease financing	(386)	(232)
Lease financing only	–	(2)
Non-German total	(386)	(234)
Total charge-offs	(990)	(752)
Recoveries:		
German:		
Banks and insurance	1	1
Manufacturing	14	21
Households (excluding mortgages)	81	63
Households – mortgages	3	–
Public sector	–	–
Wholesale and retail trade	8	10
Commercial real estate activities	9	9
Lease financing	–	–
Other	41	49
German total	157	153
Non-German:		
Excluding lease financing	55	71
Lease financing only	–	1
Non-German total	55	72
Total recoveries	212	225
Net charge-offs	(778)	(527)
Provision for loan losses	1,084	651
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(74)	(88)
Balance, end of year	1,938	1,705
Percentage of total net charge-offs to average loans for the year	0.33 %	0.28 %

Our allowance for loan losses as of December 31, 2008 was € 1.9 billion, a 14 % increase from the € 1.7 billion reported for the end of 2007. The increase in our allowance was principally due to provisions exceeding our charge-offs.

Our gross charge-offs amounted to € 990 million in 2008. Of the charge-offs for 2008, € 626 million were related to our consumer credit exposure and € 364 million were related to our corporate credit exposure, mainly driven by our German and U.S. portfolios.

Our provision for loan losses in 2008 was € 1.1 billion, up € 433 million or 67 %, principally driven by our consumer credit exposure, as a result of the deteriorating credit conditions in Spain, higher delinquencies in Germany and Italy, as well as organic growth in Poland. For our corporate exposures, new provisions of € 257 million were established in the second half of 2008 relating to assets which had been reclassified in accordance with IAS 39. Additional loan loss provisions within this portfolio were required, mainly on European loans, reflecting the deterioration in credit conditions.

Our individually assessed loan loss allowance was € 977 million as of December 31, 2008. The € 47 million increase in 2008 is comprised of net provisions of € 382 million (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 301 million and a € 34 million decrease from currency translation and unwinding effects.

Our collectively assessed loan loss allowance totaled € 961 million as of December 31, 2008, representing an increase of € 186 million against the level at the end of 2007 (€ 775 million). Movements in this component include € 702 million provision being offset by € 477 million net charge-offs, and a € 39 million net reduction due to exchange rate movements and unwinding effects. Given this increase, our collectively assessed loan loss allowance is almost at the same level as our individually assessed loan loss allowance.

Our allowance for loan losses as of December 31, 2007 was € 1.7 billion, virtually unchanged from the level reported for the end of 2006.

Our gross charge-offs amounted to € 752 million in 2007, an increase of € 20 million, or 3 %, from 2006. Of the charge-offs for 2007, € 244 million were related to our corporate credit exposure, and € 508 million were related to our consumer credit exposure.

Our provision for loan losses in 2007 was € 651 million, up € 299 million, or 85 %, primarily related to a single counterparty relationship in our Corporate and Investment Bank Group Division and our consumer finance growth strategy. In 2007, our total loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.

Our individually assessed loan loss allowance was € 930 million as of December 31, 2007, a decrease of € 55 million, or 6 %, from 2006. The change is comprised of net charge-offs of € 149 million, a decrease of € 52 million as a result of exchange rate movements and unwinding effects and a provision of € 146 million, an increase of € 130 million over the previous year. The individually assessed loan loss allowance was the largest component of our total allowance for loan losses.

Our collectively assessed loan loss allowance totaled € 775 million as of December 31, 2007, a € 91 million increase from the level at the end of 2006, almost fully driven by our smaller-balance standardized homogeneous loan portfolio.

Non-German Component of the Allowance for Loan Losses

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2008, 51 % of our total allowance was attributable to international clients.

in € m.	2008	2007
Balance, beginning of year	615	504
Provision for loan losses	752	316
Net charge-offs	(330)	(162)
Charge-offs	(385)	(234)
Recoveries	55	72
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(42)	(43)
Balance, end of year	995	615

Allowance for Off-balance Sheet Positions

The following table shows the activity in our allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

			2008			2007
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	101	118	219	127	129	256
Provision for off-balance sheet positions	(2)	(6)	(8)	(32)	(6)	(38)
Changes in the group of consolidated companies	–	–	–	7	3	10
Exchange rate changes	(1)	–	(1)	(1)	(8)	(8)
Balance, end of year	98	112	210	101	118	219

Settlement Risk

Our trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.

For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.

Where no such settlement system exists, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

Market Risk

Substantially all of our businesses are subject to the risk that market prices and rates will move and result in profits or losses for us. We distinguish among four types of market risk:

- Interest rate risk;
- Equity price risk;
- Foreign exchange risk; and
- Commodity price risk.

The interest rate and equity price risks consist of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes (including credit spread risk).

We assume market risk in both our trading and our nontrading activities. We assume risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

Specifics of Market Risk Reporting under German Banking Regulations

German banking regulations stipulate specific rules for market risk reporting, which concern in particular the consolidation of entities, the calculation of the overall market risk position, as well as the determination of which assets are trading assets and which are nontrading assets:

- Consolidation. For German bank-regulatory purposes we consolidate all subsidiaries in the meaning of the German Banking Act that are classified as banks, financial services institutions, investment management companies, financial enterprises or ancillary services enterprises. We do not consolidate insurance companies or companies outside the finance sector.
- Overall market risk position. We do not include in our market risk disclosure the foreign exchange risk arising from currency positions that German banking regulations permit us to exclude from market risk reporting. These are currency positions which are fully deducted from, or covered by, equity capital recognized for regulatory reporting as well as participating interests, including shares in affiliated companies that we record in foreign currency and value at historical cost (structural currency positions). Our largest structural currency positions arise from our investments in entities located in the United States.
- Definition of trading assets and nontrading assets. The regulatory definition of trading book and banking book assets generally parallels the definition of trading and nontrading assets under IFRS. However, due to specific differences between the regulatory and accounting framework, certain assets are classified as trading book for market risk reporting purposes even though they are nontrading assets under IFRS. Conversely, we also have assets that are assigned to the banking book even though they are trading assets under IFRS.

Market Risk Management Framework

We use a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits.

Our Management Board, supported by Market Risk Management, which is part of our independent legal, risk & capital function, sets a Group-wide value-at-risk limit for the market risks in the trading book. Market Risk Management sub-allocates this overall limit to our group divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.

In addition to our main market risk value-at-risk limits, we also operate stress testing, economic capital and sensitivity limits. We govern the default risk of single corporate issuers in our trading book through a specific limit structure managed by our Traded Credit Products unit. We also use market value and default exposure position limits for selected business units.

Our value-at-risk disclosure for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the regulatory market risk capital for our general and specific market risks. Since then the model has been periodically refined and approval has been maintained. We continuously analyze potential weaknesses of our value-at-risk model using statistical techniques such as back-testing but also rely on risk management expert opinion. Improvements are implemented to those parts of the value-at-risk model that relate to the areas where losses have been experienced in the recent past.

Our value-at-risk disclosure is intended to ensure consistency of market risk reporting for internal risk management, for external disclosure and for regulatory purposes. The overall value-at-risk limit for our Corporate and Investment Bank Group Division started 2008 at € 105 million and was amended on several occasions throughout the year to € 155 million at the end of 2008 (with a 99 % confidence level, as described below, and a one-day holding period). For our consolidated Group trading positions the overall value-at-risk limit was € 110 million at the start of 2008 and was amended on several occasions throughout the year to € 160 million at the end of 2008 (with a 99 % confidence level and a one-day holding period). The increase in limits was needed to accommodate the impact of the observed market data on our value-at-risk calculation.

Value-at-Risk Analysis

The value-at-risk approach derives a quantitative measure for our trading book market risks under normal market conditions, estimating the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. It also facilitates comparisons of our market risk estimates both over time and against our daily trading results.

We calculate value-at-risk for both internal and regulatory reporting using a 99 % confidence level. For internal reporting, we use a holding period of one day. For regulatory reporting, the holding period is ten days.

Our value-at-risk model is designed to take into account the following risk factors: interest rates (including credit spreads), equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. We calculate value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution.

To determine our aggregated value-at-risk, we use historically observed correlations between the different general market risk factors. However, when aggregating general and specific market risks, we assume that there is a correlation close to zero between these two categories. Within the general market risk category, we use historically observed correlations. Within the specific risk category, zero or historically observed correlations are used for selected risks.

Back-Testing

We use back-testing in our trading units to verify the predictive power of the value-at-risk calculations. In back-testing, we focus on the comparison of hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model.

A committee chaired by Market Risk Management and with participation from Market Risk Operations and Finance meets on a quarterly basis to discuss back-testing results of our Group as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which in turn allows us to improve the risk estimation process. While updating volatilities and correlations will potentially reduce the number of back-testing exceptions going forward, the updating in itself will not change the basic distribution assumptions and their tail properties.

Stress Testing and Economic Capital

While value-at-risk, calculated on a daily basis, supplies forecasts for potential large losses under normal market conditions, it is not adequate to measure the tail risks of our portfolios. We therefore also perform regular stress tests in which we value our trading portfolios under severe market scenarios not covered by the confidence interval of our value-at-risk model.

These stress tests form the basis of our assessment of the economic capital that we estimate is needed to cover the market risk in our positions. The development of the economic capital methodology is governed by the Regulatory Capital Steering Committee, which is chaired by our Chief Risk Officer.

The quantification of economic capital, performed weekly, involves stressing underlying risk factors applicable to the different products across our portfolios under severe stress and liquidity assumptions, according to pre-defined scenarios. The resulting losses from these stress scenarios are then aggregated using correlations that are meant to reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model).

We derive the scenarios from historically observed severe shocks in those risk factors, augmented by subjective assessments where only limited historical data are available, or where market developments are viewed to make historical data a poor indicator of possible future market scenarios. During the course of 2008 these shocks were calibrated to reflect the market events experienced during 2007 and early 2008. Despite this recalibration, in several cases the scenarios used in our economic capital still underestimated the extreme market moves observed in the latter part of 2008 (for example the sharp moves in implied volatility observed in equity, interest rates and FX markets). Moreover, the liquidity assumption used did not adequately predict the rapid market developments of that period that severely impacted the ability to reduce risk by unwinding positions in the market or to dynamically hedge our derivative portfolios. For example, the scenario did not contemplate the severe illiquidity observed in convertible bond, loan and credit derivative markets.

As a result, the recalibration process is currently being repeated to capture the most recent market moves observed in late 2008.

The economic capital usage for market risk arising from the trading units totaled € 5.5 billion at year-end 2008 compared with € 3.2 billion at year-end 2007. The increase reflects not only the recalibration of the economic capital shocks carried out during 2008 which contributed € 1.1 billion to the increase, but also the inclusion of default risk of traded corporate credit assets of € 908 million (previously covered in the credit risk economic capital) and the inclusion of banking book assets subjected to fair value accounting (€ 958 million). The contribution from banking book assets was calculated for year-end 2008 for the first time.

Limitations of Our Proprietary Risk Models

We are committed to the ongoing development of our proprietary risk models and will make further significant enhancements with the goal to better reflect risk issues highlighted during the 2008 crisis. We allocate substantial resources to reviewing and improving them.

Our stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and the fact that not all downside scenarios can be predicted and simulated. While our risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital estimates. We also continuously assess and refine our stress tests in an effort to ensure they capture material risks as well as reflect possible extreme market moves.

Our value-at-risk analyses should also be viewed in the context of the limitations of the methodology we use and are therefore not maximum amounts that we can lose on our market risk positions. In particular, many of these limitations manifested themselves in 2008, which resulted in the high number of outliers discussed below. The limitations of the value-at-risk methodology include the following:

- The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
- The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.
- The correlation assumptions used may not hold true, particularly during market events that are extreme in nature.
- The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging of positions in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.
- The use of a 99 % confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence.
- We calculate value-at-risk at the close of business on each trading day. We do not subject intra-day exposures to intra-day value-at-risk calculations.
- Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in our value-at-risk model may only be exact for small changes in market parameters.

We acknowledge the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

Value-at-Risk of the Trading Units of Our Corporate and Investment Bank Group Division

The following table shows the value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial. "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of trading units	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Average	122.0	85.6	(74.7)	(57.7)	105.4	61.5	60.7	55.6	18.4	15.3	12.2	11.0
Maximum	172.9	118.8	(104.1)	(76.8)	143.3	95.9	93.8	90.5	42.4	28.9	21.1	18.0
Minimum	97.5	66.5	(48.4)	(40.4)	83.1	42.7	31.0	43.5	8.5	5.9	7.6	5.7
Year-end	131.4	100.6	(84.5)	(59.7)	129.9	90.8	34.5	49.5	38.0	11.3	13.5	8.7

The following graph shows the daily aggregate value-at-risk of our trading units in 2008, including diversification effects, and actual income of the trading units throughout the year.

INCOME OF TRADING UNITS AND VALUE-AT-RISK IN 2008

in € m.


600
500
400
300
200
100
0
(100)
(200)
(300)
(400)
(500)
(600)
Income of Trading Units
Value-at-Risk
01/08
02/08
03/08
04/08
05/08
06/08
07/08
08/08
09/08
10/08
11/08
12/08

Our value-at-risk for the trading units remained within a band between € 97 million and € 173 million. The average value-at-risk in 2008 was € 122 million, which is 42 % above the 2007 average of € 86 million.

The increase in the value-at-risk observed in 2008 was mainly driven by an increase in the market volatility and by refinements to the value-at-risk measurement in 2008.

Our trading units achieved a positive actual income for over 57 % of the trading days in 2008 (over 87 % in 2007).

In our regulatory back-testing in 2008, we observed 35 outliers (as compared to 12 in 2007), which are hypothetical buy-and-hold losses that exceeded our value-at-risk estimate for the trading units as a whole. While we believe that the majority of these outliers were related to extreme market events, we are also re-evaluating our modeling assumptions and parameters for potential improvements. We are also working on the improvement of the granularity of our risk measurement tools to better reflect some of the idiosyncratic nature of the exposures. We would expect a 99 percentile value-at-risk calculation to give rise to two to three outliers in any one year and, taking into account these extreme events, we continue to believe that our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.

The following histogram illustrates the distribution of actual daily income of our trading units in 2008. The histogram displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro. The histogram confirms the effect on income of some of the extreme market events experienced over the month of March and during autumn of 2008.

INCOME OF TRADING UNITS IN 2008

in € m.


Days
35
30
25
20
15
10
5
0
Below (100)
(100) to (95)
(95) to (90)
(90) to (85)
(85) to (80)
(80) to (75)
(75) to (70)
(70) to (65)
(65) to (60)
(60) to (55)
(55) to (50)
(50) to (45)
(45) to (40)
(40) to (35)
(35) to (30)
(30) to (25)
(25) to (20)
(20) to (15)
(15) to (10)
(10) to (5)
(5) to 0
0 to 5
5 to 10
10 to 15
15 to 20
20 to 25
25 to 30
30 to 35
35 to 40
40 to 45
45 to 50
50 to 55
55 to 60
60 to 65
65 to 70
70 to 75
75 to 80
80 to 85
85 to 90
90 to 95
95 to 100
100 to 105
105 to 110
110 to 115
115 to 120
120 to 125
125 to 130
130 to 135
135 to 140
140 to 145
145 to 150
Over 150

Market Risk Management Framework for Nontrading Activities

We hold and manage nontrading market risk, which arises primarily from fund activities and principal investments, including private equity investments.

The Capital and Risk Committee supervises our nontrading asset activities. It has responsibility for the alignment of our Group-wide risk appetite, capitalization requirements and funding needs based on Group-wide, divisional and sub-divisional business strategies. Its responsibilities also include regular reviews of the exposures within the nontrading asset portfolio and associated stress test results, performance reviews of acquisitions and investments, allocating risk limits to the business divisions within the framework established by the Management Board and approval of policies in relation to nontrading asset activities. The policies and procedures are ratified by the Risk Executive Committee. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.

The Investment & Asset Risk Management team was restructured during the course of 2008 and is now called the Principal Investments team. It was integrated into the Credit Risk Management function, is specialized in risk-related aspects of our nontrading alternative asset activities and performs monthly reviews of the risk profile of the nontrading alternative asset portfolios, including carrying values, economic capital estimates, limit usages, performance and pipeline activity.

During 2008, we formed a dedicated Asset Management Risk unit, combining existing teams and professionals. This allowed us to leverage upon already existing knowledge and resulted in a higher degree of specialization and insight into the risks related to our asset and fund management business. Noteworthy risks in this area arise, for example, from performance and/or principal guarantees and reputational risk related to managing client funds.

Assessment of Market Risk in Our Nontrading Portfolios

Due to the nature of these positions as well as the lack of transparency of some of the pricing we do not use value-at-risk to assess the market risk in our nontrading portfolios. Rather we assess the risk through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically-observed market moves as well as the liquidity of each asset class. This assessment forms the basis of our economic capital estimates which enables us to actively monitor and manage our nontrading market risk.

Nontrading Market Risk by Risk Class

The majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to our Global Markets Business Division within our Corporate and Investment Bank Group Division and is thus managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers. For the remaining risks that have not been transferred through those hedges, in general foreign exchange risk is mitigated through match funding the investment in the same currency and only residual risk remains in the portfolios. Also, for these residual positions there is modest interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment.

Carrying Value and Economic Capital Usage for Our Nontrading Portfolios

The table below shows the carrying values and economic capital usages separately for our nontrading portfolios.

Major Industrial Holdings, Other Corporate Investments and Alternative Assets	Carrying value		Economic capital usage	
in € bn.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Major industrial holdings	1.1	5.1	0.4	0.1
Other corporate investments	2.1	3.3	1.5	0.7
Alternative assets:	3.2	3.9	1.3	0.9
Principal investments	1.6	1.6	0.7	0.5
Real estate	1.3	2.0	0.6	0.3
Hedge funds[1]	0.2	0.3	–	–
Total	**6.3**	**12.3**	**3.2**	**1.7**

1 There is a small economic capital usage of € 42 million as of December 31, 2008 and € 46 million as of December 31, 2007.

Our economic capital usage for these nontrading asset portfolios totaled € 3.2 billion at year-end 2008, which is € 1.5 billion, or 89 %, above our economic capital usage at year-end 2007. This development reflects a significant decrease in the capital buffer as a result of a reduction in market value across all portfolios. Since year-end 2008, our existing economic capital process has been expanded to incorporate commitments made to Deutsche Asset Management fund investors, which contributed a total of € 400 million in additional economic capital reported under other corporate investments.

— Major industrial holdings. Our economic capital usage was € 439 million at December 31, 2008.
— Other corporate investments. Our economic capital usage of € 1.5 billion for our other corporate investments at year-end 2008 was mainly driven by an increase of economic capital allocated to a strategic investment in the PBC business division, our mutual fund investments and the new economic capital treatment for investor commitments referred to above.
— Alternative assets. Our alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The increase in the economic capital usage was largely due to our Asset Management business division's interest in an infrastructure asset and the larger size of the private equity portfolio in our Global Markets business division. The alternative assets portfolio has some concentration in infrastructure and real estate assets. Recent market conditions have limited the opportunities to sell down the portfolio. Our intention remains to do so, provided suitable conditions allow it.

Our total economic capital figures do not currently take into account diversification benefits between the asset categories.

Major Industrial Holdings

The following table shows the percentage share of capital and the market values of our direct and/or indirect stakes in major industrial holdings which were directly and/or indirectly attributable to us at year-end 2008, and the corresponding holdings at year-end 2007. Our Corporate Investments Group Division currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

Major Industrial Holdings and Other Investments		Share of capital (in %)		Market value (in € m.)	
Name	Country of domicile	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Daimler AG	Germany	2.7	4.4	692	2,967
Allianz SE	Germany	–	1.7	–	1,154
Linde AG	Germany	2.4	5.2	250	789
EADS N.V.	Netherlands	0.8	0.8	74	133
Other	N/M	N/M	N/M	56	37
Total				**1,071**	**5,081**

N/M – Not meaningful

Liquidity Risk

Liquidity risk management safeguards the ability of the bank to meet all payment obligations when they come due. Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and in managing our funding profile during 2008.

Liquidity Risk Management Framework

Treasury is responsible for the management of liquidity risk. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position. The underlying policies are reviewed and approved regularly by the board member responsible for Treasury. The policies define the methodology which is applied to the Group.

Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payments queue, forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with the access to unsecured funding sources and the liquidity characteristics of our asset inventory (asset liquidity). Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) on our balance sheet and our issuance strategy.

Our cash-flow based reporting system provides daily liquidity risk information to global and regional management.

Our liquidity position is subject to stress testing and scenario analysis to evaluate the impact of sudden stress events. Our scenarios are based on historic events, case studies of liquidity crises and models using hypothetical events.

Short-term Liquidity

Our reporting system tracks cash flows on a daily basis over an 18-month horizon. This system allows management to assess our short-term liquidity position in each location, region and globally on a by-currency, by-product and by-division basis. The system captures all of our cash flows from transactions on our balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. We model products that have no specific contractual maturities using statistical methods to capture the behavior of their cash flows. Liquidity outflow limits (Maximum Cash Outflow Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis to safeguard our access to liquidity.

Unsecured Funding

Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which we take from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Capital and Risk Committee approves limits to protect our access to unsecured funding at attractive levels.

Asset Liquidity

The asset liquidity component tracks the volume and booking location within our consolidated inventory of unencumbered, liquid assets which we can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of different securities. As a first step, we segregate illiquid and liquid securities in each inventory. Subsequently we assign liquidity values to different classes of liquid securities.

The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. In addition, we continue to keep liquidity reserves containing highly liquid securities in major currencies around the world to support our liquidity profile in case of potential deteriorating market conditions. The liquidity reserves have been increased by € 48.0 billion during 2008 and amount to € 57.6 billion as of December 31, 2008. This reserve does not include collateral the bank needs to support its clearing activities in euro, U.S. dollars and other currencies which are held in separate portfolios around the globe.

Funding Diversification

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our core funding resources are retail deposits and long-term capital markets issues and, to a lesser extent, small-midcap and fiduciary deposits. Other customer deposits, funds from institutional investors and borrowing from other banks are additional sources of funding. We use interbank deposits primarily to fund liquid assets.

In 2008 we continued our focus on increasing our stable core funding components and reducing our short-term wholesale funds.

The following chart shows the composition of our external unsecured liabilities that contribute to the liquidity risk position (which excludes, for example, structured arrangements which are self-funding) as of December 31, 2008 and December 31, 2007, both in euro billion and as a percentage of our total external unsecured liabilities.

EXTERNAL UNSECURED LIABILITIES BY PRODUCT*

in € bn.


Dec 31, 2008: total € 493 billion
Dec 31, 2007: total € 524 billion
150
100
50
0
148
30%
124
24%
19
4%
20
4%
139
28%
103
20%
19
4%
22
4%
69
14%
112
21%
30
6%
32
6%
48
10%
40
8%
13
3%
39
7%
8
2%
33
6%
Retail Deposits
Small/Mid Cap**
Capital Markets
Fiduciary Deposits
Other Non-Bank Deposits
Institutional Clearing Balance
Bank Deposits
Central Bank Deposits
CP-CD***

* In 2008, we have refined our allocation of liabilities to funding sources to better reflect our funding profile. For comparison purposes, we have adjusted our 2007 figures accordingly.

** Refers to deposits by small and medium-sized German corporates.

*** Commercial Paper/Certificates of Deposit with a maturity of one year or less.

Funding Matrix

We have mapped all funding-relevant assets and all liabilities into time buckets corresponding to their maturities to compile a maturity profile (Funding Matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we have determined individual liquidity profiles reflecting their relative liquidity value. We have taken assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assigned them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.

The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The Funding Matrix is a key input parameter for our annual capital market issuance plan, which, upon approval by the Capital and Risk Committee, establishes issuing targets for securities by tenor, volume and instrument.

In 2008, Treasury issued capital market instruments with a total value of approximately € 53.5 billion, € 15.5 billion more than the original issuance plan. This increase was one of a series of precautionary measures taken in response to the continuing difficulties in the financial markets.

For information regarding the maturity profile of our long-term debt, please refer to Note [27] of our consolidated financial statements.

Stress Testing and Scenario Analysis

We use stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch and the September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events. Also incorporated are new liquidity risk drivers revealed by the financial markets crisis: prolonged term money-market freeze, collateral repudiation, nonfungibility of currencies and stranded syndications. The hypothetical events encompass internal shocks, such as operational risk events and ratings downgrades, as well as external shocks, such as systemic market risk events, emerging market crises and event shocks. Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. We then model the steps we would take to counterbalance the resulting net shortfall in funding. Action steps would include switching from unsecured to secured funding, selling assets and adjusting the price we would pay on liabilities (gap closure).

This analysis is fully integrated in our liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset liquidity complements the analysis.

Our stress testing analysis assesses our ability to generate sufficient liquidity under critical conditions and has been a valuable input when defining our target liquidity risk position. The analysis is performed monthly. The following table shows stress testing results as of December 31, 2008. For each scenario, the table shows what our cumulative funding gap would be over an eight-week horizon after occurrence of the triggering event and how much counterbalancing liquidity we could generate.

Scenario	Funding gap[1] in € bn.	Gap closure[2] in € bn.	Liquidity impact[3]
Market risk	3	97	Improves over time
Emerging markets	13	110	Improves over time
Systemic shock	12	92	Temporary disruption
Operational risk	7	100	Temporary disruption
1 notch downgrade	16	119	Improves over time
3 notch downgrade	65	119	Improves and stabilizes

1 Funding gap caused by impaired rollover of liabilities and other expected outflows.
2 Based on liquidity generation through counterbalancing and asset liquidity opportunities.
3 We analyze whether the risk to our liquidity would be temporary or longer-term in nature.

Based on observations made during the financial crisis, we have reviewed our stress testing framework and amended it in various aspects: The market risk scenario has been redefined and now reflects the systemic knock-on effects seen since the fall of 2007. Across all scenarios, we have added liquidity risk drivers (e.g. FX-fungibility and secured funding) to cover sources of liquidity risk not accounted for by the previous methodology but which became apparent during the market disruptions. The downgrade scenarios have also been recalibrated to the most recent credit ratings of the Bank. The following table is illustrative of our stress testing results as of December 31, 2008 based on the new methodology, which will be reported going forward.

New scenario	Funding gap[1] in € bn.	Gap closure[2] in € bn.	Liquidity impact[3]
Systemic market risk	57	115	Improves over time
Emerging markets	19	115	Improves over time
Event shock	26	99	Temporary disruption
Operational risk (DB specific)	20	120	Temporary disruption
1 notch downgrade (DB specific)	45	119	Permanent
Downgrade to A-2/P-2 (DB specific)	129	132	Permanent

1 Funding gap caused by impaired rollover of liabilities and other expected outflows.
2 Based on liquidity generation through counterbalancing and asset liquidity opportunities.
3 We analyze whether the risk to our liquidity would be temporary or longer-term in nature.

With the increasing importance of liquidity management in the financial industry, we consider it important to confer with central banks, supervisors, rating agencies and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and participate in efforts to create industry-wide standards that are appropriate to evaluate and manage liquidity risk at financial institutions.

In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the Banking Act and regulations issued by the BaFin. For a further description of these regulations, see "Item 4: Information on the Company – Regulation and Supervision – Regulation and Supervision in Germany – Liquidity Requirements." We are in compliance with all applicable liquidity regulations.

Capital Management

Treasury manages our capital at Group level and locally in each region. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on our profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.

Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. We are committed to maintaining our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital and economic capital. In October 2008, we revised our target for the Tier 1 capital ratio upwards to approximately 10 % from an 8-9 % target range at the beginning of the year.

The allocation of capital, determination of our funding plan and other resource issues are framed by the Capital and Risk Committee.

Regional capital plans covering the capital needs of our branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of our subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of our subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing our capital and liquidity, we take such legal and regulatory requirements into account.

The 2007 Annual General Meeting granted our management the authority to repurchase up to 52.6 million shares from the market before October 31, 2008. Based on this authorization, the share buy back program 2007/08 was launched in May 2007 and completed in May 2008 when a new authority was granted.

During this period, 7.2 million shares were repurchased (6.33 million in 2007 and 0.82 million in 2008), thereof 4.1 million shares, or 57 %, were repurchased through the end of June 2007. With the start of the crisis in July 2007, the share buy-back volume was significantly reduced and only 3.1 million shares were repurchased between July 2007 and May 2008.

The 2008 Annual General Meeting granted our management the authority to buy back up to 53.1 million shares before the end of October 2009. As of year-end 2008, no shares have been repurchased under this authorization.

In September 2008, we issued 40 million new registered shares without par value to institutional investors in an offering conducted as an accelerated book-build. The placement price was € 55 per share. The aggregate gross proceeds amounted to € 2.2 billion. The purpose of the capital increase was to generate the Tier 1 capital requirement for the acquisition of a minority stake in Deutsche Postbank AG from Deutsche Post AG.

Capital management sold 16.3 million of our treasury shares (approximately 2.9 % of our share capital) in open-market transactions from October to November 2008.

We issued U.S. $ 2.0 billion of hybrid Tier 1 capital and U.S. $ 800 million and € 200 million of contingent capital for the year ended December 31, 2007. In 2008, we issued € 1.0 billion and U.S. $ 3.2 billion of contingent capital. These contingent capital instruments issued in 2008 are Upper Tier 2 subordinated notes that can be converted into hybrid Tier 1 capital at our sole discretion. In 2008, we converted € 1.0 billion and U.S. $ 4.0 billion of contingent capital into hybrid Tier 1 capital leaving only the € 200 million issued in 2007 in its original form. Total outstanding hybrid Tier 1 capital (all noncumulative trust preferred securities) as of December 31, 2008, amounted to € 9.6 billion compared to € 5.6 billion as of December 31, 2007.

Operational Risk

We define operational risk as the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.

Organizational Set-up

Operational Risk Management is an independent risk management function within Deutsche Bank. The Global Head of Operational Risk Management is a member of the Risk Executive Committee and reports to the Chief Risk Officer. The Operational Risk Management Committee is a permanent sub-committee of the Risk Executive Committee and is composed of representatives from Operational Risk Management, Operational Risk Officers from our Business Divisions and our infrastructure functions. The Operational Risk Management Committee is the main decision-making committee for all operational risk management matters and approves our Group standards for identification, assessment, tracking, acceptance, reporting and monitoring of operational risk.

Operational Risk Management is responsible for defining the operational risk framework, related policies and the management of cross divisional and cross regional operational risk while the responsibility for implementing the framework as well as the day-to-day operational risk management lies with our business divisions and infrastructure functions. Based on this business partnership model we ensure close monitoring and high awareness of operational risk. Operational Risk Management is structured into global relationship teams and a central methodology team. The global relationship teams, which are aligned with our divisional and regional structure, oversee and support the implementation of the operational risk framework within the Bank in an effort to ensure consistent management of operational risks across the business divisions, infrastructure functions and regions. This also includes the management of cross divisional and cross regional operational risk, value-added analysis, group reporting and establishing loss thresholds. The central methodology team develops, validates and implements the operational risk management and reporting toolset, including the Advanced Measurement Approach ("AMA") methodology and is responsible for the monitoring of regulatory requirements.

Managing Our Operational Risk

We manage operational risk based on a Group-wide consistent framework that enables us to determine our operational risk profile in comparison to our risk appetite and to define risk mitigating measures and priorities.

We apply a number of techniques to efficiently manage the operational risk in our business, for example:

- We perform bottom-up "self-assessments" resulting in a specific operational risk profile for the business lines highlighting the areas with high risk potential.
- We collect losses arising from operational risk events in our "db-Incident Reporting System" database.
- We capture and monitor key operational risk indicators in our tool "db-Score".
- We capture action points resulting from risk analysis, lessons learned, self-assessments, risk workshops or risk indicators in "db-Track". Within "db-Track" we monitor the progress of the operational risk action points on an on-going basis.
- We document the residual operational risk after mitigation in "Risk Acceptances".

— We create additional loss scenarios and utilize external event data to supplement our operational risk profile utilized in the capital calculation and in the day-to-day management of operational risk.

During 2008 we have maintained approval by the BaFin to use the Advanced Measurement Approach ("AMA").

Based on the organizational set-up, the governance and systems in place to identify and manage the operational risk and the support of control functions responsible for specific operational risk types (e.g., Compliance, Corporate Security & Business Continuity) we seek to optimize the management of operational risk. Future operational risks, identified through forward-looking analysis, are managed via mitigation strategies such as the development of back-up systems and emergency plans. Where appropriate, we purchase insurance against operational risks.

Overall Risk Position

The table below shows our overall risk position at year-end 2008 and 2007 as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk.

To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

Economic capital usage in € m.	**Dec 31, 2008**	**Dec 31, 2007**
Credit risk[1]	8,986	7,043
Market risk[1]	8,794	4,944
Trading market risk	5,547	3,227
Nontrading market risk	3,247	1,718
Operational risk	4,147	3,974
Diversification benefit across credit, market and operational risk	(3,134)	(2,651)
Sub-total credit, market and operational risk	18,793	13,310
Business risk	513	301
Total economic capital usage	**19,306**	**13,611**

1 Traded default risk is reported under trading market risk beginning in 2008. It was reported previously under credit risk. Amounts above for 2007 have been restated.

As of December 31, 2008, our economic capital usage totaled € 19.3 billion, which is € 5.7 billion, or 42 %, above the € 13.6 billion economic capital usage as of December 31, 2007. This increase in economic capital principally reflects the effects of various refinements made to our economic capital calculations during the year, as well as the effects of higher market volatility, in particular,

— the completion of a Group-wide roll-out of our "multi-state" model for credit risk, which increased economic capital by € 1.4 billion,
— the introduction of trading market risk economic capital calculations for banking book assets subject to fair value accounting, which added € 958 million economic capital,
— the recalibration of stress test shocks used for calculating trading market risk economic capital, which increased economic capital by € 1.1 billion, and
— higher market volatility resulting in increased internal exposure measures for derivatives, which contributed € 1.0 billion to the increase.

These refinements are also the key drivers for economic capital changes in most of our individual risk categories as discussed below.

The € 1.9 billion increase in credit risk economic capital usage principally reflects higher market volatility resulting in increased internal exposure measures for derivatives, which contributed € 1.0 billion to the increase, as well as the completion of the roll-out of our "multi-state" model for credit risk, which increased economic capital by € 1.4 billion. The aforementioned increases were partly off-set as economic capital of € 908 million for banking book assets subject to fair value accounting were reclassified from credit risk to market risk. As of December 31, 2008, our economic capital usage for market risk totaled € 8.8 billion, an increase of € 3.8 billion from December 31, 2007.

Within trading market risk, € 1.1 billion of the € 2.3 billion increase resulted from a recalibration of stress test shocks to take into account the unfavorable market developments of 2007 and early 2008, while the additional economic capital on banking book assets subject to fair value accounting of € 908 million (from the above reclassification) and € 958 million (from the newly introduced calculation discussed above) was partially offset through lower economic capital as a result of asset dispositions and hedging, among other factors.

Nontrading market risk economic capital increased by € 1.5 billion, primarily due to higher economic capital in our major industrial holdings and other corporate investments of € 364 million and € 820 million respectively while economic capital on our alternative asset portfolio also rose by € 344 million.

Our economic capital usage for operational risk increased by € 173 million, or 4 %, to € 4.1 billion as of December 31, 2008. The increase in operational risk economic capital is driven by an increased number of loss events external to Deutsche Bank.

Our economic capital for December 31, 2008 does not include any economic capital in relation to the transaction structure for our acquisition of Deutsche Postbank AG shares as discussed above under "Events after the Balance Sheet Date".

The diversification effect of the economic capital usage across credit, market and operational risk increased by € 483 million, or 18 %, to € 3.1 billion as of December 31, 2008. This increase was driven by and is fully in line with the increased economic capital usages of the aforementioned risk types.

The table below shows the economic capital usage of our business segments as of December 31, 2008.

Dec 31, 2008	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total DB Group[2]
in € m.	Corporate Banking & Securities[1]	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Total economic capital usage	14,361	590	14,951	1,456	2,341	3,797	550	19,306

1 Central Areas & Support Items allocated to CB&S.
2 Including € 8 million of Consolidation & Adjustments.

The allocation of economic capital may change to reflect refinements in our risk measurement methodology.

Consolidated Financial Statements

02

Consolidated Statement of Income

in € m.	[Notes]	2008	2007	2006
Interest and similar income	[3]	54,549	64,675	58,275
Interest expense	[3]	42,096	55,826	51,267
Net interest income	[3]	**12,453**	**8,849**	**7,008**
Provision for credit losses	[16]	1,076	612	298
Net interest income after provision for credit losses		**11,377**	**8,237**	**6,710**
Commissions and fee income	[4]	9,749	12,289	11,195
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	[3]	(9,992)	7,175	8,892
Net gains (losses) on financial assets available for sale	[5]	666	793	591
Net income (loss) from equity method investments	[14]	46	353	419
Other income	[6]	568	1,286	389
Total noninterest income		**1,037**	**21,896**	**21,486**
Compensation and benefits	[31], [32]	9,606	13,122	12,498
General and administrative expenses	[7]	8,216	7,954	7,069
Policyholder benefits and claims	[40]	(252)	193	67
Impairment of intangible assets	[21]	585	128	31
Restructuring activities	[25]	–	(13)	192
Total noninterest expenses		**18,155**	**21,384**	**19,857**
Income (loss) before income taxes		**(5,741)**	**8,749**	**8,339**
Income tax expense (benefit)	[33]	(1,845)	2,239	2,260
Net income (loss)		**(3,896)**	**6,510**	**6,079**
Net income (loss) attributable to minority interest		(61)	36	9
Net income (loss) attributable to Deutsche Bank shareholders		(3,835)	6,474	6,070

Earnings per Common Share

in €	[Notes]	2008	2007	2006
Earnings per common share:	[8]			
Basic		(7.61)	13.65	12.96
Diluted[1]		(7.61)	13.05	11.48
Number of shares in m.				
Denominator for basic earnings per share – weighted-average shares outstanding		504.1	474.2	468.3
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		504.2	496.1	521.2

1 Includes numerator effect of assumed conversions. For further detail please see Note [8].

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Recognized Income and Expense

in € m.	2008	2007	2006
Net income (loss) recognized in the income statement	**(3,896)**	**6,510**	**6,079**
Actuarial gains (losses) related to defined benefit plans, net of tax[1]	**(1)**	**486**	**84**
Net gains (losses) not recognized in the income statement, net of tax			
Unrealized net gains (losses) on financial assets available for sale:			
Unrealized net gains (losses) arising during the period, before tax	(4,549)	1,022	1,101
Net reclassification adjustment for realized net (gains) losses, before tax	(666)	(793)	(651)
Unrealized net gains (losses) on derivatives hedging variability of cash flows:			
Unrealized net gains (losses) arising during the period, before tax	(265)	(19)	(68)
Net reclassification adjustment for realized net (gains) losses, before tax	2	13	(8)
Foreign currency translation:			
Unrealized net gains (losses) arising during the period, before tax	(1,124)	(1,783)	(779)
Net reclassification adjustment for realized net (gains) losses, before tax	(3)	(5)	8
Tax on net gains (losses) not recognized in the income statement	731	215	(25)
Total net gains (losses) not recognized in the income statement, net of tax	**(5,874)[2]**	**(1,350)[3]**	**(422)[4]**
Total recognized income and expense	**(9,771)**	**5,646**	**5,741**
Attributable to:			
Minority interest	(37)	4	(27)
Deutsche Bank shareholders	(9,734)	5,642	5,768

1 Due to a change in accounting policy, actuarial gains (losses) related to defined benefit plans were recognized directly in retained earnings with prior periods adjusted in accordance with Note [1]. Included in these amounts are deferred taxes of € 1 million, € (192) million and € (65) million for the years 2008, 2007 and 2006, respectively.

2 Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2007 of € 1,047 million and December 31, 2008 of € (4,851) million, adjusted for changes in minority interest attributable to these components of € 24 million.

3 Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2006 of € 2,365 million and December 31, 2007 of € 1,047 million, adjusted for changes in minority interest attributable to these components of € (32) million.

4 Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2005 of € 2,751 million and December 31, 2006 of € 2,365 million, adjusted for changes in minority interest attributable to these components of € (36) million.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

in € m.	[Notes]	Dec 31, 2008	Dec 31, 2007
Assets:			
Cash and due from banks		9,826	8,632
Interest-earning deposits with banks		64,739	21,615
Central bank funds sold and securities purchased under resale agreements	[17], [18]	9,267	13,597
Securities borrowed	[17], [18]	35,022	55,961
Financial assets at fair value through profit or loss			
of which € 62 billion and € 179 billion were pledged to creditors and can be sold or repledged at December 31, 2008, and December 31, 2007, respectively	[11], [18], [35]	1,623,811	1,378,011
Financial assets available for sale			
of which € 464 million and € 17 million were pledged to creditors and can be sold or repledged at December 31, 2008, and 2007, respectively	[13], [17], [18]	24,835	42,294
Equity method investments	[14]	2,242	3,366
Loans	[15], [16], [37]	269,281	198,892
Property and equipment	[19]	3,712	2,409
Goodwill and other intangible assets	[21]	9,877	9,383
Other assets	[22], [23]	137,829	183,638
Assets for current tax	[33]	3,512	2,428
Deferred tax assets	[33]	8,470	4,777
Total assets		**2,202,423**	**1,925,003**
Liabilities and equity:			
Deposits	[24]	395,553	457,946
Central bank funds purchased and securities sold under repurchase agreements	[17], [18]	87,117	178,741
Securities loaned	[17], [18]	3,216	9,565
Financial liabilities at fair value through profit or loss	[11], [35]	1,333,765	870,085
Other short-term borrowings	[26]	39,115	53,410
Other liabilities	[23]	160,598	171,444
Provisions	[25]	1,418	1,295
Liabilities for current tax	[33]	2,354	4,221
Deferred tax liabilities	[33]	3,784	2,380
Long-term debt	[27]	133,856	126,703
Trust preferred securities	[27]	9,729	6,345
Obligation to purchase common shares	[28]	4	3,553
Total liabilities		**2,170,509**	**1,885,688**
Common shares, no par value, nominal value of € 2.56	[29], [30]	1,461	1,358
Additional paid-in capital	[30]	14,961	15,808
Retained earnings	[30]	20,074	26,051
Common shares in treasury, at cost	[29], [30]	(939)	(2,819)
Equity classified as obligation to purchase common shares	[28], [30]	(3)	(3,552)
Net gains (losses) not recognized in the income statement, net of tax			
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	[30]	(882)	3,635
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	[30]	(349)	(52)
Foreign currency translation, net of tax	[30]	(3,620)	(2,536)
Total net gains (losses) not recognized in the income statement, net of tax	[30]	(4,851)	1,047
Total shareholders' equity		**30,703**	**37,893**
Minority interest	[30]	1,211	1,422
Total equity	[30]	**31,914**	**39,315**
Total liabilities and equity		**2,202,423**	**1,925,003**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2008	2007	2006
Net income (loss)	(3,896)	6,510	6,079
Cash flows from operating activities:			
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,084	651	352
Restructuring activities	–	(13)	30
Gain on sale of financial assets available for sale, equity method investments and other	(1,732)	(1,907)	(913)
Deferred income taxes, net	(1,525)	(918)	165
Impairment, depreciation and other amortization, and accretion	3,047	1,731	1,355
Share of net income from equity method investments	(53)	(358)	(207)
Income (loss) adjusted for noncash charges and other items	(3,075)	5,696	6,861
Adjustments for net increase/decrease/change in operating assets and liabilities:			
Interest-earning time deposits with banks	(3,964)	7,588	(3,318)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	24,363	5,146	(11,394)
Trading assets	(472,203)	(270,948)	(23,301)
Other financial assets at fair value through profit or loss	169,423	(75,775)	(19,064)
Loans	(37,981)	(22,185)	(14,403)
Other assets	38,573	(42,674)	(30,083)
Deposits	(56,918)	47,464	35,720
Trading liabilities	655,218	173,830	(38,865)
Other financial liabilities at fair value through profit or loss	(159,613)	70,232	41,518
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(97,009)	69,072	18,955
Other short-term borrowings	(14,216)	6,531	7,452
Other liabilities	(15,482)	21,133	30,079
Senior long-term debt	12,769	22,935	10,480
Other, net	(2,768)	(1,255)	527
Net cash provided by operating activities	37,117	16,790	11,164
Cash flows from investing activities:			
Proceeds from:			
Sale of financial assets available for sale	19,433	12,470	11,952
Maturities of financial assets available for sale	18,713	8,179	6,345
Sale of equity method investments	680	1,331	3,897
Sale of property and equipment	107	987	123
Purchase of:			
Financial assets available for sale	(37,819)	(25,230)	(22,707)
Equity method investments	(881)	(1,265)	(1,668)
Property and equipment	(939)	(675)	(606)
Net cash paid for business combinations/divestitures	(24)	(648)	(1,120)
Other, net	(39)	463	314
Net cash used in investing activities	(769)	(4,388)	(3,470)
Cash flows from financing activities:			
Issuances of subordinated long-term debt	523	429	976
Repayments and extinguishments of subordinated long-term debt	(659)	(2,809)	(1,976)
Issuances of trust preferred securities	3,404	1,874	1,043
Repayments and extinguishments of trust preferred securities	–	(420)	(390)
Common shares issued under share-based compensation plans	19	389	680
Capital increase	2,200	–	–
Purchases of treasury shares	(21,736)	(41,128)	(38,830)
Sales of treasury shares	21,426	39,729	36,380
Dividends paid to minority interests	(14)	(13)	(26)
Increase in minority interests	331	585	130
Cash dividends paid	(2,274)	(2,005)	(1,239)
Net cash provided by (used in) financing activities	3,220	(3,369)	(3,252)
Net effect of exchange rate changes on cash and cash equivalents	(402)	(289)	(510)
Net increase in cash and cash equivalents	39,166	8,744	3,932
Cash and cash equivalents at beginning of period	26,098	17,354	13,422
Cash and cash equivalents at end of period	65,264	26,098	17,354
Net cash provided by operating activities includes			
Income taxes paid (received), net	(2,495)	2,806	3,102
Interest paid	43,724	55,066	49,921
Interest and dividends received	54,549	64,675	58,275
Cash and cash equivalents comprise			
Cash and due from banks	9,826	8,632	7,008
Interest-earning demand deposits with banks (not included: time deposits of € 9,300 m. at December 31, 2008, and € 4,149 m. and € 8,853 m. at December 31, 2007 and 2006)	55,438	17,466	10,346
Total	65,264	26,098	17,354

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

[1] Significant Accounting Policies

Basis of Accounting

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group's business segment information, see Note [2].

The accompanying consolidated financial statements are presented in euros, the presentation currency of the Group, and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("EU"). Since the Group does not use the "carve-out" relating to hedge accounting included in IAS 39, "Financial Instruments: Recognition and Measurement," as endorsed by the EU, its financial statements fully comply with IFRS as issued by the IASB. In accordance with IFRS 4, "Insurance Contracts", the Group has applied its previous accounting practices (U.S. GAAP) for insurance contracts. The date of transition to IFRS for the Group was January 1, 2006.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, goodwill and intangibles, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

In preparation of the 2008 financial statements, the Group made a number of minor adjustments, with immaterial effect, to prior year footnote disclosures. The Group has assessed the impact of errors on current and prior periods and concluded that the following described adjustments are required to comparative amounts or the earliest opening balance sheet. The Group also voluntarily elected to change its accounting policy for the recognition of actuarial gains and losses related to post-employment benefits.

in € m.	Balance (as reported)	Change in accounting policy	Adjustments			Balance (adjusted)
		Defined benefit plan accounting	LCH Offsetting	Interest	Income tax liabilities	
December 31, 2006						
Balance Sheet						
Assets:						
Financial assets at fair value through profit or loss	1,104,650		(64,108)			1,040,542
Deferred tax assets	4,332	31				4,363
Other assets	139,021	164				139,185
Liabilities:						
Financial liabilities at fair value through profit or loss	694,619		(64,108)			630,511
Other liabilities	144,129	15				144,144
Liabilities for current tax	4,033				(327)	3,706
Deferred tax liabilities	2,285	96				2,381
Equity:						
Retained earnings	20,451	84			365	20,900
Net gains (losses) not recognized in the income statement:						
Foreign currency translation, net of tax	(760)				(38)	(798)
December 31, 2007						
Income Statement						
Interest and similar income	67,706			(3,031)		64,675
Interest expense	58,857			(3,031)		55,826
Balance Sheet						
Assets:						
Financial assets at fair value through profit or loss	1,474,103		(96,092)			1,378,011
Deferred tax assets	4,772	5				4,777
Other assets	182,897	741				183,638
Liabilities:						
Financial liabilities at fair value through profit or loss	966,177		(96,092)			870,085
Other liabilities	171,509	(65)				171,444
Liabilities for current tax	4,515				(294)	4,221
Deferred tax liabilities	2,124	256				2,380
Equity:						
Retained earnings	25,116	570			365	26,051
Net gains (losses) not recognized in the income statement:						
Foreign currency translation, net of tax	(2,450)	(15)			(71)	(2,536)

Employee Benefits: Defined Benefit Accounting

In the fourth quarter 2008, the Group changed its accounting policy for the recognition of actuarial gains and losses related to post-employment benefits for defined benefit plans. On transition to IFRS, the Group elected to recognize all cumulative actuarial gains and losses as an opening retained earnings adjustment in accordance with the transition provisions of IFRS 1, "First-Time Adoption of IFRS". The Group's accounting policy for future recognition of actuarial gains and losses was to defer and amortize to earnings based on the 10 % "corridor approach". The Group has elected to voluntarily change its accounting policy from the corridor approach to immediate recognition of actuarial gains and losses in shareholders' equity in the period in which they arise. In accordance with IFRS, the change was applied retrospectively. The change in accounting policy is considered to provide more relevant information about the Group's financial position, as it recognizes economic events in the period in which they occur. The retrospective adjustments had an impact on the consolidated balance sheet and the consolidated statement of recognized income and expense but not on the consolidated statement of income or consolidated cash flow statement.

Offsetting

In second quarter 2008, the Group concluded that it meets the criteria required to offset the positive and negative market values of OTC interest rate swaps transacted with the London Clearing House ("LCH"). Under IFRS, positions are netted by currency and across maturities. The application of offsetting had no impact on the consolidated income statement or shareholder's equity.

The presentation of interest and similar income and interest expense was adjusted with no impact on net interest income.

Adjustment of Current Tax Liability

In the fourth quarter 2008, the Group determined that it had continued to report tax liabilities for periods prior to 2006 which were not required. Current tax liabilities were retrospectively adjusted by the amounts in the table above, with related adjustments to opening retained earnings and opening foreign currency translation reserves where appropriate.

The following is a description of the significant accounting policies of the Group. Other than as previously and otherwise described, these policies have been consistently applied for 2006, 2007 and 2008.

Principles of Consolidation

The financial information in the consolidated financial statements includes that for the parent company, Deutsche Bank AG, together with its subsidiaries, including certain special purpose entities ("SPEs"), presented as a single economic unit.

Subsidiaries

The Group's subsidiaries are those entities which it controls. The Group controls entities when it has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls an entity.

The Group sponsors the formation of SPEs and interacts with non-sponsored SPEs for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to invest jointly in alternative assets, for asset securitization transactions, and for buying or selling credit protection. When assessing whether to consolidate an SPE, the Group evaluates a range of factors, including whether (1) the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains the benefits from the SPE's operations, (2) the Group has decision-making powers to obtain the majority of the benefits, (3) the Group obtains the majority of the benefits of the activities of the SPE, and (4) the Group retains the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. The Group consolidates an SPE if an assessment of the relevant factors indicates that it controls the SPE.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

The Group reassesses consolidation status at least at every quarterly reporting date. Therefore, any changes in structure are considered when they occur. This includes changes to any contractual arrangements the Group has, including those newly executed with the entity, and is not only limited to changes in ownership.

The Group reassesses its treatment of SPEs for consolidation when there is an overall change in the SPE's arrangements or when there has been a substantive change in the relationship between the Group and an SPE. The circumstances that would indicate that a reassessment for consolidation is necessary include, but are not limited to, the following:

- substantive changes in ownership of the SPE, such as the purchase of more than an insignificant additional interest or disposal of more than an insignificant interest in the SPE;
- changes in contractual or governance arrangements of the SPE;
- additional activities undertaken in the structure, such as providing a liquidity facility beyond the terms established originally or entering into a transaction with an SPE that was not contemplated originally; and
- changes in the financing structure of the entity.

In addition, when the Group concludes that the SPE might require additional support to continue in business, and such support was not contemplated originally, and, if required, the Group would provide such support for reputational or other reasons, the Group reassesses the need to consolidate the SPE.

The reassessment of control over the existing SPEs does not automatically lead to consolidation or deconsolidation. In making such a reassessment, the Group may need to change its assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information, including current market parameters and expectations (such as loss expectations on assets), which would incorporate any market changes since inception of the SPE, is used in the reassessment of consolidation conclusions.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus any costs directly related to the acquisition. The excess of the cost of an acquisition over the Group's share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the acquisition cost is below the fair value of the identifiable net assets (negative goodwill), a gain may be reported in other income.

All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Consistent accounting policies are applied throughout the Group for the purposes of consolidation. Issuances of a subsidiary's stock to third parties are treated as capital issuances.

Assets held in an agency or fiduciary capacity are not assets of the Group and are not included in the Group's consolidated balance sheet.

Minority interests are shown in the consolidated balance sheet as a separate component of equity, which is distinct from Deutsche Bank's shareholders' equity. The net income attributable to minority interests is separately disclosed on the face of the consolidated income statement.

Associates and Jointly Controlled Entities

An associate is an entity in which the Group has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Significant influence is generally presumed when the Group holds between 20 % and 50 % of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Among the other factors that are considered in determining whether the Group has significant influence are representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the Group's investment is for less than 20 % of the voting stock.

A jointly controlled entity exists when the Group has a contractual arrangement with one or more parties to undertake activities through entities which are subject to joint control.

Investments in associates and jointly controlled entities are accounted for under the equity method of accounting. The Group's share of the results of associates and jointly controlled entities is adjusted to conform to the accounting policies of the Group. Unrealized gains on transactions are eliminated to the extent of the Group's interest in the investee.

Under the equity method of accounting, the Group's investments in associates and jointly controlled entities are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Group's pro-rata share of the post-acquisition net income (or loss) of the associate or jointly controlled entity and other movements included directly in the equity of the associate or jointly controlled entity. Goodwill arising on the acquisition of an associate or a jointly-controlled entity is included in the carrying value of the investment (net of any accumulated impairment loss). Equity method losses in excess of the Group's carrying value of the investment in the entity are charged against other assets held by the Group related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Group's obligation to fund such losses.

Foreign Currency Translation

The consolidated financial statements are prepared in euros, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.

An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.

Monetary assets and liabilities denominated in currencies other than the entity's functional currency are translated at the period end closing rate. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the income statement as net gains (losses) on financial assets/liabilities at fair value through profit or loss.

Translation differences on non-monetary items classified as available for sale (for example, equity securities) are not recognized in the income statement but are included in net gains (losses) not recognized in the income statement within shareholders' equity until the sale of the asset when they are transferred to the income statement as part of the overall gain or loss on sale of the item.

For purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period end closing rate, and items of income and expense are translated into euro at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in net gains (losses) not recognized in the income statement within shareholders' equity and subsequently included in the profit or loss on disposal or partial disposal of the operation.

Interest, Fees and Commissions

Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized, and the stage of completion of the transaction can be reliably measured. This concept is applied to the key-revenue generating activities of the Group as follows.

Net Interest Income – Interest from all interest-bearing assets and liabilities is recognized as net interest income using the effective interest method. The effective interest rate is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or expense over the relevant period using the estimated future cash flows. The estimated future cash flows used in this calculation include those determined by the contractual terms of the asset or liability, all fees that are considered to be integral to the effective interest rate, direct and incremental transaction costs, and all other premiums or discounts.

Once an impairment loss has been recognized on a loan or available for sale debt security financial asset, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized based on the rate of interest that was used to discount future cash flows for the purpose of measuring the impairment loss. For a loan this would be the original effective interest rate, but a new effective interest rate would be established each time an available for sale debt security is impaired as impairment is measured to fair value and would be based on a current market rate.

When financial assets are reclassified from trading or available for sale to loans a new effective interest rate is established based on a best estimate of future expected cash flows.

Commission and Fee Income – The recognition of fee revenue (including commissions) is determined by the purpose for the fees and the basis of accounting for any associated financial instruments. If there is an associated financial instrument, fees that are an integral part of the effective interest rate of that financial instrument are included within the effective yield calculation. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in profit or loss when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining its fair value. Fees earned from services that are provided over a specified service period are recognized over that service period. Fees earned for the completion of a specific service or significant event are recognized when the service has been completed or the event has occurred.

Loan commitment fees related to commitments that are not accounted for at fair value through profit or loss are recognized in commissions and fee income over the life of the commitment if it is unlikely that the Group will enter into a specific lending arrangement. If it is probable that the Group will enter into a specific lending arrangement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan's effective interest rate.

- Performance-linked fees or fee components are recognized when the performance criteria are fulfilled.

The following fee income is predominantly earned from services that are provided over a period of time: investment fund management fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

Arrangements involving multiple services or products – If the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether an overall fee should be allocated to the different components of the arrangement for revenue recognition purposes. Structured trades executed by the Group are the principal example of such arrangements and are assessed on a transaction by transaction basis. The assessment considers the value of items or services delivered to ensure that the Group's continuing involvement in other aspects of the arrangement are not essential to the items delivered. It also assesses the value of items not yet delivered and, if there is a right of return on delivered items, the probability of future delivery of remaining items or services. If it is determined that it is appropriate to look at the arrangements as separate components, the amounts received are allocated based on the relative value of each component. If there is no objective and reliable evidence of the value of the delivered item or an individual item is required to be recognized at fair value then the residual method is used. The residual method calculates the amount to be recognized for the delivered component as being the amount remaining after allocating an appropriate amount of revenue to all other components.

Financial Assets and Liabilities

The Group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at fair value through profit or loss, loans, financial assets available for sale ("AFS") and other financial liabilities. The Group does not classify any financial instruments under the held-to-maturity category. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the balance sheet. Generally the balance sheet captions are the classes of financial assets and liabilities except for those as described in this section.

Purchases and sales of financial assets and issuances and repurchases of financial liabilities classified at fair value through profit or loss and financial assets classified as AFS are recognized on trade date, which is the date on which the Group commits to purchase or sell the asset or issue or repurchase the financial liability. All other financial instruments are recognized on a settlement date basis.

Financial Assets and Liabilities at Fair Value through Profit or Loss

The Group classifies certain financial assets and financial liabilities as either held for trading or designated at fair value through profit or loss. They are carried at fair value and presented as financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Interest on interest earning assets such as traded loans and debt securities and dividends on equity instruments are presented in interest and similar income for financial instruments at fair value through profit or loss.

Trading Assets and Liabilities – Financial instruments are classified as held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Financial Instruments Designated at Fair Value through Profit or Loss – Certain financial assets and liabilities that do not meet the definition of trading assets and liabilities are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained.

Loan Commitments

Certain loan commitments are designated at fair value through profit or loss under the fair value option. As indicated under the discussion of 'Derivatives and Hedge Accounting', some loan commitments are classified as financial liabilities at fair value through profit or loss. All other loan commitments remain off-balance sheet. Therefore, the Group does not recognize and measure changes in fair value of these off-balance sheet loan commitments that result from changes in market interest rates or credit spreads. However, as specified in the discussion "Impairment of loans and provision for off-balance sheet positions" below, these off-balance sheet loan commitments are assessed for impairment individually and, where appropriate, collectively.

Loans

Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets available for sale.

Loans are initially recognized at fair value. When the loan is issued at a market rate, fair value is represented by the cash advanced to the borrower plus the net of direct and incremental transaction costs and fees. They are subsequently measured at amortized cost using the effective interest method less impairment.

Financial Assets Classified as Available for Sale

Financial assets that are not classified as at fair value through profit or loss or as loans are classified as AFS, as either debt or equity securities. A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. The amortization of premiums and accretion of discount are recorded in net interest income. Financial assets classified as AFS are carried at fair value with the changes in fair value reported in equity, in net gains (losses) not recognized in the income statement, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other income. For monetary financial assets classified as AFS (for example, debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the income statement and other changes in carrying amount are recognized in equity as indicated above. For financial assets classified as AFS that are not monetary items (for example, equity instruments), the gain or loss that is recognized in equity includes any related foreign exchange component.

Financial assets classified as AFS are assessed for impairment as discussed in the section of this Note 'Impairment of financial assets classified as Available for Sale'. Realized gains and losses are reported in net gains (losses) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of financial assets. Gains and losses recorded in equity are transferred to the income statement on disposal of an available for sale asset as part of the overall gain or loss on sale.

Financial Liabilities

Except for financial liabilities at fair value through profit or loss, financial liabilities are measured at amortized cost using the effective interest rate method.

Financial liabilities include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and any related gain or loss is recorded in the consolidated statement of income. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

Reclassification of Certain Financial Assets

The Group may reclassify certain financial assets out of financial assets as at fair value through profit or loss and the available for sale classification into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date. There is no single specific period that defines foreseeable future. Rather, it is a matter requiring management judgment. In exercising this judgment, the Group established the following minimum guideline for what constitutes foreseeable future. At the time of reclassification, there must be:

— no intent to dispose of the asset through sale or securitization within one year and no internal or external requirement that would restrict the Group's ability to hold or require sale; and
— the business plan going forward should not be to profit from short-term movements in price.

Financial assets proposed for reclassification which meet these criteria are considered based on the facts and circumstances of each financial asset under consideration. A positive management assertion is required after taking into account the ability and plausibility to execute the strategy to hold.

Financial assets are reclassified at their fair value at the reclassification date. Any gain or loss already recognized in the income statement is not reversed. The fair value of the instrument at reclassification date becomes the new amortized cost of the instrument. The expected cash flows on the financial instruments are estimated at the reclassification date and these estimates are used to calculate a new effective interest rate for the instruments. If there is a subsequent increase in expected future cash flows on reclassified assets as a result of increased recoverability, the effect of that increase is recognized as an adjustment to the effective interest rate from the date of the change in estimate rather than as an adjustment to the carrying amount of the asset at the date of the change in estimate. If there is a subsequent decrease in expected future cash flows the asset would be assessed for impairment as discussed in the section of this Note 'Impairment of Loans and Provision for Off-Balance Sheet Positions'.

For instruments reclassified from available for sale to loans and receivables any unrealized gain or loss recognized in shareholders' equity is subsequently amortized into interest income using the effective interest rate of the instrument. If the instrument is subsequently impaired any unrealized loss which is held in shareholders' equity for that instrument at that date is immediately recognized in the income statement as a loan loss provision.

Determination of Fair Value

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. The fair value of instruments that are quoted in active markets is determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place. The Group uses valuation techniques to establish the fair value of instruments where prices quoted in active markets are not available. Therefore, where possible, parameter inputs to the valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument's complexity. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider factors such as bid-offer spread valuation adjustments, liquidity and credit risk (both counterparty credit risk in relation to financial assets and the non-performance in relation to financial liabilities).

Recognition of Trade Date Profit
If there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. Using systematic methods, the deferred amount is recognized over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity. Any remaining trade date deferred profit is recognized in the income statement when the transaction becomes observable or the Group enters into offsetting transactions that substantially eliminate the instrument's risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the loss amount can be made.

Derivatives and Hedge Accounting
Derivatives are used to manage exposures to interest rate, foreign currency, credit and other market price risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value on the balance sheet regardless of whether they are held for trading or nontrading purposes.

Gains and losses on derivatives held for trading are included in gain (loss) on financial assets/liabilities at fair value through profit or loss.

The Group makes commitments to originate loans it intends to sell. Such positions are classified as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Loan commitments that can be settled net in cash or by delivering or issuing another financial instrument are classified as derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as derivatives and carried at fair value, with changes in fair value recorded in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting but are otherwise effective in offsetting the effect of transactions on noninterest income and expenses, are recorded in other assets or other liabilities with both realized and unrealized changes in fair value recorded in the same noninterest income and expense captions as those affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in net gains and losses on financial assets/liabilities at fair value through profit or loss.

Embedded Derivatives

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative, with the non-derivative component representing the host contract. If the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value, with gains and losses recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The host contract will continue to be accounted for in accordance with the appropriate accounting standard. The carrying amount of an embedded derivative is reported in the same consolidated balance sheet line item as the host contract. Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option.

Hedge Accounting

If derivatives are held for risk management purposes and the transactions meet specific criteria, the Group applies hedge accounting. For accounting purposes there are three possible types of hedges: (1) hedges of changes in fair value of assets, liabilities or firm commitments (fair value hedges); (2) hedges of variability of future cash flows from highly probable forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations into the presentation currency of the parent (hedges of net investments in foreign operations).

When hedge accounting is applied, the Group designates and documents the relationship between the hedging instrument and hedged item as well as its risk management objective and strategy for undertaking the hedging transactions, and the nature of the risk being hedged. This documentation includes a description of how the Group will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. Hedge effectiveness is always calculated, even when the terms of the derivative and hedged item are matched.

Hedging derivatives are reported as other assets and other liabilities. In the event that any derivative is subsequently de-designated as a hedging derivative, it is transferred to financial assets/liabilities at fair value through profit or loss. Subsequent changes in fair value are recognized in gain (loss) on financial assets/liabilities at fair value through profit or loss.

For hedges of changes in fair value, the changes in the fair value of the hedged asset or liability, or a portion thereof, attributable to the risk being hedged are recognized in the income statement along with changes in the entire fair value of the derivative. When hedging interest rate risk, any interest accrued or paid on both the derivative and the hedged item is reported in interest income or expense and the unrealized gains and losses from the fair value adjustments are reported in other income. When hedging the foreign exchange risk of an available for sale security, the fair value adjustments related to the security's foreign exchange exposures are also recorded in other income. Hedge ineffectiveness is reported in other income and is measured as the net effect of changes in the fair value of the hedging instrument and changes in the fair value of the hedged item arising from changes in the market rate or price related to the risk being hedged.

If a fair value hedge of a debt instrument is discontinued prior to the instrument's maturity because the derivative is terminated or the relationship is de-designated, any remaining interest rate-related fair value adjustments made to the carrying amount of the debt instrument (basis adjustments) are amortized to interest income or expense over the remaining term of the original hedging relationship. For other types of fair value adjustments and whenever a hedged asset or liability is sold or otherwise derecognized any basis adjustments are included in the calculation of the gain or loss on derecognition.

For hedges of variability in cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in net gains (losses) not recognized in the income statement to the extent the hedge is effective. These amounts initially recorded in net gains (losses) not recognized in the income statement are subsequently reclassified into the income statement in the same periods during which the forecast transaction affects the income statement. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense at the same time as the interest is accrued on the hedged transaction. When hedging the foreign exchange risk of a non-monetary financial asset classified as available for sale, such as an equity instrument, the amounts initially recorded in net gains (losses) not recognized in the income statement are subsequently reclassified and included in the calculation of the gain or loss on sale once the hedged asset is sold.

Hedge ineffectiveness is recorded in other income and is usually measured as the excess (if any) in the absolute change in fair value of the actual hedging derivative over the absolute change in the fair value of the hypothetically perfect hedge.

When hedges of variability in cash flows are discontinued, amounts remaining in net gains (losses) not recognized in the income statement are amortized to interest income or expense over the remaining life of the original hedge relationship. When other types of hedges of variability in cash flows are discontinued, the related amounts in net gains (losses) not recognized in the income statement are reclassified into either the same income statement caption and period as profit or loss from the forecasted transaction, or in other income when the forecast transaction is no longer expected to occur.

For hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations (hedge of a net investment in a foreign operation) into the presentation currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in net gains (losses) not recognized in the income statement to the extent the hedge is effective; the remainder is recorded as other income in the income statement.

The gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in profit or loss on disposal of the foreign operation.

Impairment of Financial Assets

At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if there is:

- objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date ("a loss event");
- the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and
- a reliable estimate of the loss amount can be made.

Impairment of Loans and Provision for Off-Balance Sheet Positions

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan's original effective interest rate or the effective interest rate established upon reclassification to loans, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.

The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which the Group does business. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans, which are loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogenized loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

At each balance sheet date, all impaired loans are reviewed for changes to the present value of expected future cash flows discounted at the loan's original effective interest rate. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.

When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan and any associated allowance is written off. Subsequent recoveries, if any, are credited to the allowance account and recorded in the income statement as a component of the provision for credit losses.

The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any loss amounts are recognized as an allowance in the balance sheet within other liabilities and charged to the income statement as a component of the provision for credit losses.

If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly. Such reversal is recognized in profit or loss.

Impairment of Financial Assets Classified as Available for Sale

For financial assets classified as AFS, management assesses at each balance sheet date whether there is objective evidence that an individual asset is impaired.

In the case of equity investments classified as AFS, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans.

If there is evidence of impairment, the cumulative unrealized loss previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement.

When an AFS debt security is impaired, subsequent measurement is on a fair value basis with changes reported in the income statement. When the fair value of the AFS debt security recovers to at least amortized cost it is no longer considered impaired and subsequent changes in fair value are reported in equity.

Reversals of impairment losses on equity investments classified as AFS are not reversed through the income statement; increases in their fair value after impairment are recognized in equity.

Derecognition of Financial Assets and Liabilities

Financial Asset Derecognition

A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset, or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.

The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.

The Group enters into transactions in which it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party in which the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.

In transactions in which substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset, i.e. the practical ability to sell the transferred asset, is relinquished. The rights and obligations retained in the transfer are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, such part must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically-identified cash flow.

Securitization

The Group securitizes various consumer and commercial financial assets, which is achieved via the sale of these assets to an SPE, which in turn issues securities to investors. The transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Synthetic securitization structures typically involve derivative financial instruments for which the policies in the Derivatives and Hedge Accounting section would apply. Those transfers that do not qualify for derecognition may be reported as secured financing or result in the recognition of continuing involvement liabilities. The investors and the securitization vehicles generally have no recourse to the Group's other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets.

Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as 'retained interests'). Provided the Group's retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests are typically recorded in financial assets at fair value through profit or loss and carried at fair value. Consistent with the valuation of similar financial instruments, fair value of retained tranches or the financial assets is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing are based on observable transactions in similar securities and are verified by external pricing sources, where available.

Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer. Gains or losses on securitization are recorded in gain (loss) on financial assets/liabilities at fair value through profit or loss if the transferred assets were classified as financial assets at fair value through profit or loss.

Derecognition of Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Repurchase and Reverse Repurchase Agreements

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings and are recognized initially at fair value, being the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, unless the risks and rewards of ownership are obtained or relinquished.

The Group has chosen to apply the fair value option to certain repurchase and reverse repurchase portfolios that are managed on a fair value basis.

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest income and interest expense, respectively.

Securities Borrowed and Securities Loaned

Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is disbursed or obtained, if necessary.

The amount of cash advanced or received is recorded as securities borrowed and securities loaned, respectively.

The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability at fair value through profit or loss and any subsequent gain or loss is included in the income statement in gain (loss) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the balance sheet.

Fees received or paid are reported in interest income and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed as such on the face of the consolidated balance sheet.

Offsetting Financial Instruments

Financial assets and liabilities are offset, with the net amount reported in the balance sheet, only if there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously. In all other situations they are presented gross.

Property and Equipment

Property and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for property and 3 to 10 years for furniture and equipment. Leasehold improvements are capitalized and subsequently depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 15 years. Depreciation of property and equipment is included in general and administrative expenses. Maintenance and repairs are also charged to general and administrative expenses. Gains and losses on disposals are included in other income.

Property and equipment are tested for impairment at least annually and an impairment charge is recorded to the extent the recoverable amount, which is the higher of fair value less costs to sell and value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of impairment of an asset, the depreciation charge is adjusted in future periods to reflect the asset's revised carrying amount. If an impairment is later reversed, the depreciation charge is adjusted prospectively.

Properties leased under a finance lease are capitalized as assets in property and equipment and depreciated over the terms of the leases.

Investment Property

The Group generally uses the cost model for valuation of investment property and the carrying value is included on the balance sheet in other assets. When the Group issues liabilities that are backed by investment property, which pay a return linked directly to the fair value of, or returns from, specified investment property assets, it has elected to apply the fair value model to those specific investment property assets. The Group engages, as appropriate, external real estate experts to determine the fair value of the investment property by using recognized valuation techniques. In cases in which prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

Goodwill and Other Intangible Assets

Goodwill arises on the acquisition of subsidiaries, associates and jointly controlled entities, and represents the excess of the fair value of the purchase consideration and costs directly attributable to the acquisition over the net fair value of the Group's share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.

Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually, or more frequently if there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group's goodwill carrying cash-generating units are:

— Global Markets and Corporate Finance (within the Corporate Banking & Securities corporate division);
— Global Transaction Banking;
— Asset Management and Private Wealth Management (within the Asset and Wealth Management corporate division);
— Private & Business Clients; and
— Corporate Investments.

Goodwill on the acquisitions of associates and jointly controlled entities is included in the cost of the investments and is reviewed for impairment annually, or more frequently if there is an indication that impairment may have occurred.

If goodwill has been allocated to a cash-generating unit and an operation within that unit is disposed of, the attributable goodwill is included in the carrying amount of the operation when determining the gain or loss on its disposal.

Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer-related intangible assets that have a finite useful life are amortized over periods of between 1 and 20 years on a straight-line basis based on their expected useful life. Mortgage servicing rights are carried at cost and amortized in proportion to, and over the estimated period of, net servicing revenue. The assets are tested for impairments and their useful lives reaffirmed at least annually.

Certain intangible assets have an indefinite useful life; these are primarily investment management agreements related to retail mutual funds. These indefinite life intangibles are not amortized but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that impairment may have occurred.

Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group, and the cost can be measured reliably. Capitalized costs are depreciated using the straight-line method over a period of 1 to 3 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after software is ready for use, are expensed as incurred.

On acquisition of insurance businesses, the excess of the purchase price over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is accounted for as an intangible asset. This intangible asset represents the present value of future cash flows over the reported liability at the date of acquisition. This is known as value of business acquired ("VOBA").

The VOBA is amortized at a rate determined by considering the profile of the business acquired and the expected depletion in its value. The VOBA acquired is reviewed regularly for any impairment in value and any reductions are charged as an expense to the income statement.

Financial Guarantees

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other parties on behalf of customers to secure loans, overdrafts and other banking facilities.

Financial guarantees are recognized initially in the financial statements at fair value on the date the guarantee is given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the amount initially recognized, less cumulative amortization, and the best estimate of the expenditure required to settle any financial obligation as of the balance sheet date. These estimates are determined based on experience with similar transactions and history of past losses, and management's determination of the best estimate.

Any increase in the liability relating to guarantees is recorded in the income statement under general and administrative expenses.

Leasing Transactions

Lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within premises and equipment on the Group's balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful economic lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

Lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Sale-Leaseback Arrangements

If a sale-leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount of the asset is not immediately recognized as income by a seller-lessee but is deferred and amortized over the lease term.

If a sale-leaseback transaction results in an operating lease, the timing of profit recognition is a function of the difference between the sales price and fair value. When it is clear that sales price is at fair value, the profit (the difference between the sales price and carrying value) is recognized immediately. If the sales price is below fair value, any profit or loss is recognized immediately, except that if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period the asset is expected to be used. If the sales price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

Employee Benefits

Pension Benefits

The Group provides a number of pension plans. In addition to defined contribution plans, there are retirement plans accounted for as defined benefit plans. The assets of all the Group's defined contribution plans are held in independently-administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.

All retirement benefit plans are valued using the projected unit-credit method to determine the present value of the defined benefit obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, salary increases and interest and inflation rates. Actuarial gains and losses are recognized in shareholders' equity and presented in the Statement of Recognized Income and Expense in the period in which they occur. The Group's benefit plans are usually funded.

Other Post-Employment Benefits

In addition, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to retirement benefit plans these plans are valued using the projected unit-credit method. Actuarial gains and losses are recognized in full in the period in which they occur in shareholders' equity and presented in the Statement of Recognized Income and Expense.

Share-Based Compensation

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense.

The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital (APIC). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but non-substantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid.

Obligations to Purchase Common Shares

Forward purchases of Deutsche Bank shares, and written put options where Deutsche Bank shares are the underlying, are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. At inception the obligation is recorded at the present value of the settlement amount of the forward or option. For forward purchases and written put options of Deutsche Bank shares, a corresponding charge is made to shareholders' equity and reported as equity classified as an obligation to purchase common shares. For forward purchases of minority interest shares, a corresponding reduction to equity is made.

The liabilities are accounted for on an accrual basis, and interest costs, which consist of time value of money and dividends, on the liability are reported as interest expense. Upon settlement of such forward purchases and written put options, the liability is extinguished and the charge to equity is reclassified to common shares in treasury.

Deutsche Bank common shares subject to such forward contracts are not considered to be outstanding for purposes of basic earnings per share calculations, but are for dilutive earnings per share calculations to the extent that they are, in fact, dilutive.

Put and call option contracts with Deutsche Bank shares as the underlying where the number of shares is fixed and physical settlement is required are not classified as derivatives. They are transactions in the Group's equity. All other derivative contracts in which Deutsche Bank shares are the underlying are recorded as financial assets/liabilities at fair value through profit or loss.

Income Taxes

The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions' tax laws. Current and deferred taxes are charged or credited to equity if the tax relates to items that are charged or credited directly to equity.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits and deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Current tax assets and liabilities are offset when (1) they arise from the same tax reporting entity or tax group of reporting entities, (2) they relate to the same tax authority, (3) the legally enforceable right to offset exists and (4) they are intended to be settled net or realized simultaneously.

Deferred tax assets and liabilities are offset when the legally enforceable right to offset current tax assets and liabilities exists and the deferred tax assets and liabilities relate to income taxes levied by the same taxing authority on either the same tax reporting entity or tax group of reporting entities.

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures except when the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences arising from such investments only to the extent that it is probable that the differences will reverse in the foreseeable future and sufficient taxable income will be available against which those temporary differences can be utilized.

Deferred tax related to fair value remeasurement of available for sale investments, cash flow hedges, actuarial valuations related to defined benefit plans and other items, which are charged or credited directly to equity, is also credited or charged directly to equity and subsequently recognized in the income statement once the gain or loss is realized.

For share-based payment transactions, the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. At any reporting date, the Group must estimate the expected future tax deduction based on the current share price. If the amount deductible, or expected to be deductible, for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized in equity. If the amount deductible, or expected to be deductible, for tax purposes is less than the cumulative compensation expense, the shortfall is recognized in the Group's income statement for the period.

The Group's insurance business in the United Kingdom (Abbey Life Assurance Company Limited) is subject to income tax on the policyholder's investment returns (policyholder tax). This tax is included in the Group's income tax expense/benefit even though it is economically the income tax expense/benefit of the policyholder, which reduces/increases the Group's liability to the policyholder.

Provisions

Provisions are recognized if the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

If the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party (for example, because the obligation is covered by an insurance policy), a receivable is recognized if it is virtually certain that reimbursement will be received.

Statement of Cash Flows

For purposes of the consolidated statement of cash flows, the Group's cash and cash equivalents include highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.

The Group's assignment of cash flows to the operating, investing or financing category depends on the business model ("management approach"). For the Group the primary operating activity is to manage financial assets and financial liabilities. Therefore, the issuance and management of long-term borrowings is a core operating activity which is different than for a non-financial company, where borrowing is not a principal revenue producing activity and thus is part of the financing category.

The Group views the issuance of senior long-term debt as an operating activity. Senior long-term debt comprises structured notes and asset backed securities, which are designed and executed by CIB business lines and which are revenue generating activities and the other component is debt issued by Treasury, which is considered interchangeable with other funding sources; all of the funding costs are allocated to business activities to establish their profitability.

Cash flows related to subordinated long-term debt and trust preferred securities are viewed differently than those related to senior-long term debt because they are managed as an integral part of the Group's capital, primarily to meet regulatory capital requirements. As a result they are not interchangeable with other operating liabilities, but can only be interchanged with equity and thus are considered part of the financing category.

The amounts shown in the statement of cash flows do not precisely match the movements in the balance sheet from one period to the next as they exclude non-cash items such as movements due to foreign exchange translation and movements due to changes in the group of consolidated companies.

Movements in balances carried at fair value through profit or loss represent all changes affecting the carrying value.This includes the effects of market movements and cash inflows and outflows. The movements in balances carried at fair value are usually presented in operating cash flows.

Insurance

The Group's insurance business issues two types of contracts:

Insurance Contracts – These are annuity and universal life contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. All insurance contract liabilities are measured under the provisions of U.S. GAAP for insurance contracts.

Non-Participating Investment Contracts ("Investment Contracts") – These contracts do not contain significant insurance risk or discretionary participation features. These are measured and reported consistently with other financial liabilities, which are classified as financial liabilities at fair value through profit or loss.

Financial assets held to back annuity contracts have been classified as financial instruments available for sale. Financial assets held for other insurance and investment contracts have been designated as fair value through profit or loss under the fair value option.

Insurance Contracts

Premiums on long-term insurance contracts are recognized as income when received. For single premium business, this is the date from which the policy is effective. For regular premium contracts, receivables are recognized at the date when payments are due. Premiums are shown before deduction of commissions. When policies lapse due to non-receipt of premiums, all related premium income accrued but not received from the date they are deemed to have lapsed, net of related expense, is offset against premiums.

Claims are recorded as an expense when they are incurred, and reflect the cost of all claims arising during the year, including policyholder profit participations allocated in anticipation of a participation declaration.

The aggregate policy reserves for universal life insurance contracts are equal to the account balance, which represents premiums received and investment returns credited to the policy, less deductions for mortality costs and expense charges. For other unit-linked insurance contracts the policy reserve represents the fair value of the underlying assets.

For annuity contracts, the liability is calculated by estimating the future cash flows over the duration of the in-force contracts and discounting them back to the valuation date allowing for the probability of occurrence. The assumptions are fixed at the date of acquisition with suitable provisions for adverse deviations (PADs). This calculated liability value is tested against a value calculated using best estimate assumptions and interest rates based on the yield on the amortized cost of the underlying assets. Should this test produce a higher value, the liability amount would be reset.

Aggregate policy reserves include liabilities for certain options attached to the Group's unit-linked pension products. These liabilities are calculated based on contractual obligations using actuarial assumptions.

Liability adequacy tests are performed for the insurance portfolios on the basis of estimated future claims, costs, premiums earned and proportionate investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expense indicate that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover deferred policy acquisition costs, then a premium deficiency is recognized.

For existing business, the deferred policy acquisition costs are immaterial to the insurance business.

Investment Contracts

All of the Group's investment contracts are unit-linked. These contract liabilities are determined using current unit prices multiplied by the number of units attributed to the contract holders as of the balance sheet date. As this amount represents fair value, the liabilities have been classified as financial liabilities at fair value through profit or loss. Deposits collected under investment contracts are accounted for as an adjustment to the investment contract liabilities. Investment income attributable to investment contracts is included in the income statement. Investment contract claims reflect the excess of amounts paid over the account balance released. Investment contract policyholders are charged fees for policy administration, investment management, surrenders or other contract services.

The financial assets for investment contracts are recorded at fair value with changes in fair value, and offsetting changes in the fair value of the corresponding financial liabilities, recorded in profit or loss.

Reinsurance

Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Assets and liabilities related to reinsurance are reported on a gross basis when material. Amounts ceded to reinsurers from reserves for insurance contracts are estimated in a manner consistent with the reinsured risk. Accordingly, revenues and expenses related to reinsurance agreements are recognized in a manner consistent with the underlying risk of the business reinsured.

Recently Adopted Accounting Pronouncements

IAS 39 and IFRS 7

In October 2008, the IASB issued amendments to IAS 39, "Financial Instruments: Recognition and Measurement", and IFRS 7, "Financial Instruments: Disclosures", titled "Reclassification of Financial Assets". The amendments to IAS 39 permit (1) certain reclassifications of non-derivative financial assets (other than those designated under the fair value option) out of the fair value through profit or loss category and (2) also allow the reclassification of financial assets from the available for sale category to the loans and receivables category in particular circumstances. The amendments to IFRS 7 introduce additional disclosure requirements if an entity has reclassified financial assets in accordance with the amendments to IAS 39. In November 2008, the IASB issued another amendment to IAS 39 and IFRS 7, "Reclassification of Financial Assets – Effective Date and Transition" to clarify the effective date of the amendments. The amendments allowed retrospective application to July 1, 2008 for reclassifications made prior to November 1, 2008. Any reclassification made on or after November 1, 2008 takes effect from the date of reclassification. The impact of the reclassifications permissible under the IAS 39 amendments as of December 31, 2008, was to increase income before income taxes by € 3.3 billion. For further information, please refer to Note [10].

IFRIC 14

In July 2007, the International Financial Reporting Interpretations Committee ("IFRIC") issued interpretation IFRIC 14, "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" ("IFRIC 14"). IFRIC 14 provides general guidance on how to assess the limit in IAS 19, "Employee Benefits" on the amount of a pension fund surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement. No additional liability need be recognized by the employer under IFRIC 14 unless the contributions that are payable under the minimum funding requirement cannot be returned to the company. IFRIC 14 is effective for annual periods beginning on or after January 1, 2008, with early application permitted. The adoption of IFRIC 14 had no impact on the Group's consolidated financial statements.

New Accounting Pronouncements

Improvements to IFRS

In May 2008, the IASB issued amendments to IFRS, which resulted from the IASB's annual improvements project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the amendments will not have a material impact on the Group's consolidated financial statements.

IFRS 3 and IAS 27

In January 2008, the IASB issued a revised version of IFRS 3, "Business Combinations" ("IFRS 3 R"), and an amended version of IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27 R"). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for non-controlling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any non-controlling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both Standards are applied together. While approved by the IASB, the standards have yet to be endorsed by the EU.

IAS 32 and IAS 1

In February 2008, the IASB issued amendments to IAS 32, "Financial Instruments: Presentation", and IAS 1, "Presentation of Financial Statements", titled "Puttable Financial Instruments and Obligations Arising on Liquidation". The amendments provide for equity treatment, under certain circumstances, for financial instruments puttable at fair value and obligations arising on liquidation only. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the amendments will not have a material impact on the Group's consolidated financial statements.

[2] Business Segments and Related Information

The following segment information has been prepared in accordance with the "management approach", which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision-maker in order to allocate resources to a segment and to assess its performance.

Business Segments

The following business segments represent the Group's organizational structure as reflected in its internal management reporting systems.

The Group is organized into three group divisions, which are further subdivided into corporate divisions. As of December 31, 2008, the group divisions and corporate divisions were as follows:

The Corporate and Investment Bank (CIB), which combines the Group's corporate banking and securities activities (including sales and trading and corporate finance activities) with the Group's transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, banks and sovereign organizations. Within CIB, the Group manages these activities in two global corporate divisions: Corporate Banking & Securities (CB&S) and Global Transaction Banking (GTB).

- CB&S is made up of the Global Markets and Corporate Finance business divisions. These businesses offer financial products worldwide, ranging from the underwriting of stocks and bonds to the tailoring of structured solutions for complex financial requirements.
- GTB is primarily engaged in the gathering, transferring, safeguarding and controlling of assets for its clients throughout the world. It provides processing, fiduciary and trust services to corporations, financial institutions and governments and their agencies.

Private Clients and Asset Management (PCAM), which combines the Group's asset management, private wealth management and private and business client activities. Within PCAM, the Group manages these activities in two global corporate divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC).

- AWM is composed of the business divisions Asset Management (AM), which focuses on managing assets on behalf of institutional clients and providing mutual funds and other retail investment vehicles, and Private Wealth Management (PWM), which focuses on the specific needs of high net worth clients, their families and selected institutions.
- PBC serves retail and affluent clients as well as small corporate customers with a full range of retail banking products.

Corporate Investments (CI), which manages certain alternative assets of the bank and other debt and equity positions.

Changes in the composition of segments can arise from either changes in management responsibility, for which prior periods are restated to conform with the current year's presentation, or from acquisitions and divestitures. There were no changes in management responsibilities with a significant impact on segmental reporting during 2008.

The following describes acquisitions and divestitures which had a significant impact on the Group's segment operations:

- In December 2008, RREEF Alternative Investments acquired a significant minority interest in Rosen Real Estate Securities LLC (RRES), a long/short real estate investment advisor. The investment is included in the corporate division AWM.
- In November 2008, the Group acquired a 40 % stake in UFG Invest, the Russian investment management company of UFG Asset Management, with an option to become a 100 % owner in the future. The business will be branded Deutsche UFG Capital Management. The investment is included in the corporate division AWM.
- In October 2008, the Group completed the acquisition of the operating platform of Pago eTransaction GmbH into the Deutsche Card Services GmbH, based in Germany. The investment is included in the corporate division GTB.
- In June 2008, the Group consolidated Maher Terminals LLC and Maher Terminals of Canada Corp, collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America. RREEF Infrastructure acquired all third party investors' interests in the North America Infrastructure Fund, whose sole underlying investment is Maher Terminals. The investment is included in the corporate division AWM.
- In June 2008, the Group sold DWS Investments Schweiz AG, comprising the Swiss fund administration business of the corporate division AWM, to State Street Bank.
- Effective June 2008, the Group sold its Italian life insurance company DWS Vita S.p.A. to Zurich Financial Services Group. The business was included within the corporate division AWM.
- Effective March 2008, the Group completed the acquisition of a 60 % interest in Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm. This is included in the corporate division AWM.
- In February 2008, the 50 % interest in the management company of the Australia based DEXUS Property Group was sold by RREEF Alternative Investments to DEXUS' unitholders. The investment was included in the corporate division AWM.

- In January 2008, the Group acquired HedgeWorks LLC, a hedge fund administrator based in the United States. The investment is included in the corporate division GTB.
- In January 2008, the Group increased its stake in Harvest Fund Management Company Limited to 30 %. Harvest is a mutual fund manager in China. The investment is included in the corporate division AWM.
- In October 2007, the Group acquired Abbey Life Assurance Company Limited, a UK company that consists primarily of unit-linked life and pension policies and annuities. The business is included in the corporate division CB&S.
- In July 2007, AM completed the sale of its local Italian mutual fund business and established long term distribution arrangements with the Group's strategic partner, Anima S.G.R.p.A. The business is included in the corporate division AWM.
- In July 2007, RREEF Private Equity acquired a significant stake in Aldus Equity, an alternative asset management and advisory boutique, which specializes in customized private equity investing for institutional and high net worth investors. The business is included in the corporate division AWM.
- In July 2007, the Group announced the completion of the acquisition of the institutional cross-border custody business of Türkiye Garanti Bankasi A.Ş. The business is included in the corporate division GTB.
- In July 2007, RREEF Infrastructure completed the acquisition of Maher Terminals. After a partial sale into the fund for which it was acquired, Maher Terminals was deconsolidated in October 2007.
- In June 2007, the Group completed the sale of the Australian Asset Management domestic manufacturing operations to Aberdeen Asset Management. The business was included in the corporate division AWM.
- In January 2007, the Group sold the second tranche (41 %) of PBC's Italian BankAmericard processing activities to Istituto Centrale delle Banche Popolari Italiane ("ICBPI"), the central body of Italian cooperative banks. The business was part of the corporate division PBC.
- In January 2007, the Group completed the acquisition of MortgageIT Holdings, Inc., a residential mortgage real estate investment trust (REIT) in the U.S. The business is included in the corporate division CB&S.
- In January 2007, the Group completed the acquisition of Berliner Bank, which is included in the corporate division PBC. The acquisition expands the Group's market share in the retail banking sector of the German capital.
- In December 2006 the Group closed the acquisition of the UK wealth manager, Tilney Group Limited. The acquisition is a key element in PWM's strategy to expand its on-shore presence in dedicated core markets and to expand into various client segments, including the Independent Financial Advisors sector.
- In November 2006, the Group acquired norisbank from DZ Bank Group. The business is included in the corporate division PBC.
- In October 2006, the Group sold 49 % of PBC's Italian BankAmericard processing and acquiring operation to ICBPI.
- In July 2006, the Group deconsolidated Deutsche Wohnen AG following the termination of the control agreement with DB Real Estate Management GmbH. Deutsche Wohnen AG is a real estate investment company and was included in the corporate division AWM.
- In May 2006, the Group completed the acquisition of the UK Depository and Clearing Centre business from JPMorgan Chase & Co. The business is included in the corporate division GTB.
- In February 2006, the Group completed the acquisition of the remaining 60 % of United Financial Group (UFG), an investment bank in Russia. The business is included in corporate division CB&S.
- In the first quarter 2006, the Group completed its sale of EUROHYPO AG to Commerzbank AG. The business was included in the corporate division CI.

Measurement of Segment Profit or Loss

Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the "Consolidation and Adjustments" section. The information provided about each segment is based on the internal reports about segment profit or loss, assets and other information which are regularly reviewed by the chief operating decision-maker.

Management reporting for the Group is generally based on IFRS. Non-IFRS compliant accounting methods are rarely used and represent either valuation or classification differences. The largest valuation differences relate to mark-to-market accounting in management reporting versus accrual accounting under IFRS (for example, for certain financial instruments in the Group's treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) and in equity under IFRS. The major classification difference relates to minority interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Minority interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in Consolidation & Adjustments) and a component of net income appropriation under IFRS.

Revenues from transactions between the business segments are allocated on a mutually-agreed basis. Internal service providers, which operate on a nonprofit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally based on service level agreements and are either determined based upon "price per unit", "fixed price" or "agreed percentages". Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting systems follow a "matched transfer pricing concept" in which the Group's external net interest income is allocated to the business segments based on the assumption that all positions are funded or in-vested via the money and capital markets. Therefore, to create comparability with competitors who have legally independent units with their own equity funding, the Group allocates the notional interest credit on its consolidated capital to the business segments, in proportion to each business segment's allocated average active equity.

Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group's businesses and to enable them to better understand the Group's results. These include:

- Average active equity: The Group calculates active equity to facilitate comparison to its competitors and refers to active equity in several ratios. Active equity is not a measure provided for in IFRS, however, the Group's ratios based on average active equity should not be compared to other companies' ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders' equity are average unrealized net gains (losses) on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval at the general shareholders' meeting. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which consist of economic capital, goodwill and other unamortized intangible assets. The total amount allocated is the higher of the Group's overall economic risk exposure or regulatory capital demand. In 2008 this demand for regulatory capital was derived by assuming a Tier 1 ratio of 8.5 %. In 2009 the Group intends to derive its internal demand for regulatory capital assuming a Tier 1 ratio of 10.0 %. If the Group's average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.
- Return on average active equity in % is defined as income before income taxes less minority interest as a percentage of average active equity. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Segmental Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the years ended December 31, 2008, 2007 and 2006, respectively.

2008	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting[5]
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues[1]	304	2,774	3,078	3,264	5,777	9,041	1,290	13,408
Provision for credit losses	402	5	408	15	653	668	(1)	1,075
Total noninterest expenses	8,427	1,663	10,090	3,794	4,178	7,972	95	18,156
therein:								
Depreciation, depletion and amortization	52	6	58	17	76	93	8	159
Severance payments	335	3	338	29	84	113	0	451
Policyholder benefits and claims	(273)	–	(273)	18	–	18	–	(256)
Impairment of intangible assets	5	–	5	580	–	580	–	585
Restructuring activities	–	–	–	–	–	–	–	–
Minority interest	(48)	–	(48)	(20)	0	(20)	2	(66)
Income (loss) before income taxes	(8,476)	1,106	(7,371)	(525)	945	420	1,194	(5,756)
Cost/income ratio	N/M	60 %	N/M	116 %	72 %	88 %	7 %	135 %
Assets[2, 3]	2,012,427	49,487	2,047,181	50,473	138,350	188,785	18,297	2,189,313
Expenditures for additions to long-lived assets	1,167	38	1,205	13	56	70	0	1,275
Total risk position	234,344	15,400	249,744	16,051	37,482	53,533	2,677	305,953
Average active equity[4]	19,181	1,081	20,262	4,870	3,445	8,315	403	28,979
Pre-tax return on average active equity	(44) %	102 %	(36) %	(11) %	27 %	5 %	N/M	(20) %
1 Includes:								
Net interest income	7,683	1,157	8,840	496	3,249	3,746	7	12,592
Net revenues from external customers	423	2,814	3,236	3,418	5,463	8,881	1,259	13,376
Net intersegment revenues	(118)	(40)	(158)	(154)	314	160	31	33
Net income (loss) from equity method investments	(110)	2	(108)	87	2	88	62	42
2 Includes:								
Equity method investments	1,687	40	1,727	321	44	365	71	2,163

N/M – Not meaningful

3 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets.

5 Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million, which are excluded from the Group's target definition.

2007 in € m. (unless stated otherwise)	Corporate and Investment Bank Corporate Banking & Securities	Global Transaction Banking	Total	Private Clients and Asset Management Asset and Wealth Management	Private & Business Clients	Total	Corporate Investments	Total Management Reporting[5]
Net revenues[1]	16,507	2,585	19,092	4,374	5,755	10,129	1,517	30,738
Provision for credit losses	102	7	109	1	501	501	3	613
Total noninterest expenses	12,169	1,633	13,802	3,453	4,108	7,560	220	21,583
therein:								
Depreciation, depletion and amortization	50	8	58	20	82	102	17	177
Severance payments	100	7	107	28	27	55	0	162
Policyholder benefits and claims	116	–	116	73	–	73	–	188
Impairment of intangible assets	–	–	–	74	–	74	54	128
Restructuring activities	(4)	(1)	(4)	(8)	(1)	(9)	(0)	(13)
Minority interest	34	–	34	7	0	8	(5)	37
Income (loss) before income taxes	4,202	945	5,147	913	1,146	2,059	1,299	8,505
Cost/income ratio	74 %	63 %	72 %	79 %	71 %	75 %	15 %	70 %
Assets[2, 3]	1,785,876	32,117	1,800,027	39,180	117,809	156,767	13,005	1,916,304
Expenditures for additions to long-lived assets	351	87	438	2	62	65	0	503
Total risk position	218,663	18,363	237,026	15,864	69,722	85,586	4,891	327,503
Average active equity[4]	19,619	1,095	20,714	5,109	3,430	8,539	473	29,725
Pre-tax return on average active equity	21 %	86 %	25 %	18 %	33 %	24 %	N/M	29 %
1 Includes:								
Net interest income	4,362	1,106	5,467	165	3,083	3,248	(5)	8,710
Net revenues from external customers	16,691	2,498	19,189	4,615	5,408	10,023	1,492	30,704
Net intersegment revenues	(184)	87	(97)	(241)	347	106	25	34
Net income (loss) from equity method investments	51	2	52	114	2	116	184	352
2 Includes:								
Equity method investments	2,430	39	2,469	560	45	605	221	3,295

N/M – Not meaningful

3 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets.

5 Includes gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 514 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million and a gain from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 317 million, which are excluded from the Group's target definition.

2006 in € m. (unless stated otherwise)	Corporate and Investment Bank Corporate Banking & Securities	 Global Transaction Banking	 Total	Private Clients and Asset Management Asset and Wealth Management	 Private & Business Clients	 Total	Corporate Investments	Total Management Reporting[5]
Net revenues[1]	**16,574**	**2,228**	**18,802**	**4,166**	**5,149**	**9,315**	**574**	**28,691**
Provision for credit losses	**(65)**	**(29)**	**(94)**	**(1)**	**391**	**391**	**2**	**298**
Total noninterest expenses	**11,236**	**1,552**	**12,789**	**3,284**	**3,716**	**7,000**	**214**	**20,003**
therein:								
Depreciation, depletion and amortization	57	25	82	33	84	116	17	215
Severance payments	97	3	99	12	10	22	0	121
Policyholder benefits and claims	–	–	–	63	–	63	–	63
Impairment of intangible assets	–	–	–	–	–	–	31	31
Restructuring activities	77	22	99	43	49	91	1	192
Minority interest	**23**	**–**	**23**	**(11)**	**0**	**(11)**	**(3)**	**10**
Income (loss) before income taxes	**5,379**	**705**	**6,084**	**894**	**1,041**	**1,935**	**361**	**8,380**
Cost/income ratio	68 %	70 %	68 %	79 %	72 %	75 %	37 %	70 %
Assets[2, 3]	1,395,115	25,655	1,404,256	35,939	94,853	130,753	17,783	1,512,759
Expenditures for additions to long-lived assets	573	2	575	5	383	388	0	963
Total risk position	177,651	14,240	191,891	12,335	63,900	76,234	5,395	273,520
Average active equity[4]	16,041	1,064	17,105	4,917	2,289	7,206	1,057	25,368
Pre-tax return on average active equity	34 %	66 %	36 %	18 %	45 %	27 %	34 %	33 %
1 Includes:								
Net interest income	3,097	890	3,987	162	2,767	2,928	1	6,916
Net revenues from external customers	16,894	2,060	18,954	4,435	4,724	9,159	543	28,656
Net intersegment revenues	(320)	168	(152)	(269)	425	156	31	35
Net income (loss) from equity method investments	72	1	74	142	3	145	197	416
2 Includes:								
Equity method investments	1,624	38	1,662	588	8	596	207	2,465

3 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets.

5 Includes a gain from the sale of the bank's remaining holding in EUROHYPO AG of € 131 million, gains from the sale of industrial holdings (Linde AG) of € 92 million, and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 125 million, which are excluded from the Group's target definition.

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations

The following table presents a reconciliation of the total results of operations and total assets of the Group's business segments under management reporting systems to the consolidated financial statements for the years ended December 31, 2008, 2007 and 2006, respectively.

			2008			2007			2006
in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[1]	13,408	82	13,490	30,738	7	30,745	28,691	(197)	28,494
Provision for credit losses	1,075	1	1,076	613	(1)	612	298	(0)	298
Noninterest expenses	18,156	(0)	18,155	21,583	(199)	21,384	20,003	(146)	19,857
Minority interest	(66)	66	–	37	(37)	–	10	(10)	–
Income (loss) before income taxes	**(5,756)**	**15**	**(5,741)**	**8,505**	**243**	**8,749**	**8,380**	**(41)**	**8,339**
Assets	2,189,313	13,110	2,202,423	1,916,304	8,699	1,925,003	1,512,759	7,821	1,520,580
Total risk position	305,953	1,779	307,732	327,503	1,315	328,818	273,520	1,939	275,459
Average active equity	28,979	3,100	32,079	29,725	368	30,093	25,368	255	25,623

1 Net interest income and noninterest income.

In 2008, income before income taxes in Consolidation & Adjustments was € 15 million. Noninterest expenses included charges related to litigation provisions offset by value added tax benefits. The main adjustments to net revenues in Consolidation & Adjustments in 2008 were:

— Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS for economically hedged short-term positions, driven by the significant volatility and overall decline of short-term interest rates, increased net revenues by approximately € 450 million.
— Hedging of net investments in certain foreign operations decreased net revenues by approximately € 160 million.
— Trading results from the Group's own shares and certain derivatives indexed to own shares are reflected in the CB&S Corporate Division. The elimination of such results under IFRS resulted in an increase of approximately € 80 million.
— Decreases related to the elimination of intra-Group rental income were € 37 million.
— The remainder of net revenues was due to net interest expenses which were not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on nondivisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest expenses related to tax refunds and accruals.

In 2007, income before income taxes in Consolidation & Adjustments was € 243 million. Noninterest expenses benefited primarily from a recovery of value added tax paid in prior years, based on a refined methodology which was agreed with the tax authorities, and also reimbursements associated with several litigation cases. The main adjustments to net revenues in Consolidation & Adjustments in 2007 were:

- Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS decreased net revenues by approximately € 100 million.
- Trading results from the Group's own shares are reflected in the CB&S Corporate Division. The elimination of such results under IFRS resulted in an increase of approximately € 30 million.
- Decreases related to the elimination of intra-Group rental income were € 39 million.
- Net interest income related to tax refunds and accruals increased net revenues by € 69 million.
- The remainder of net revenues was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for nondivisionalized assets/liabilities and results from hedging the net investments in certain foreign operations.

In 2006, Consolidation & Adjustments showed a loss before income taxes of € 41 million. Noninterest expenses benefited mainly from a provision release related to activities to restructure grundbesitz-invest, the Group's German open-ended real estate fund, and a settlement of insurance claims for business interruption losses and costs related to the terrorist attacks of September 11, 2001. Within net revenues, the main drivers in Consolidation & Adjustments were:

- Adjustments related to financial instruments which were carried at fair value through profit or loss for management reporting purposes but accounted for on an amortized cost basis under IFRS decreased net revenues by approximately € 210 million.
- Trading results from the Group's own shares in the CB&S Corporate Division resulted in a decrease of € 100 million.
- The elimination of intra-Group rental income decreased net revenues by € 40 million.
- Net interest income related to tax refunds and accruals increased by € 67 million.
- Settlement of insurance claims for business interruption losses and costs related to the terrorist attacks of September 11, 2001 increased net revenues by € 125 million.
- The remainder was due to other corporate items outside the management responsibility of the business segments.

Assets and total risk position in Consolidation & Adjustments reflect corporate assets, such as deferred tax assets and central clearing accounts, outside of the management responsibility of the business segments.

Average active equity assigned to Consolidation & Adjustments reflects the residual amount of equity that is not allocated to the segments as described under "Measurement of Segment Profit or Loss" in this Note.

Entity-Wide Disclosures

The following tables present the net revenue components of the CIB and PCAM Group Divisions, for the years ended December 31, 2008, 2007 and 2006, respectively.

	Corporate and Investment Bank		
in € m.	2008	2007	2006
Sales & Trading (equity)	(630)	4,613	4,039
Sales & Trading (debt and other products)	124	8,407	9,016
Total Sales & Trading	**(506)**	**13,020**	**13,055**
Origination (equity)	336	861	760
Origination (debt)	(713)	714	1,331
Total origination	**(377)**	**1,575**	**2,091**
Advisory	589	1,089	800
Loan products	1,260	974	946
Transaction services	2,774	2,585	2,228
Other products	(661)	(151)	(318)
Total	**3,078**	**19,092**	**18,802**

	Private Clients and Asset Management		
in € m.	2008	2007	2006
Portfolio/fund management	2,457	3,017	3,041
Brokerage	1,891	2,172	1,895
Loan/deposit	3,251	3,145	2,814
Payments, account & remaining financial services	1,066	1,039	907
Other products	376	756	658
Total	**9,041**	**10,129**	**9,315**

The following table presents total net revenues (before allowance for credit losses) by geographic area for the years ended December 31, 2008, 2007 and 2006, respectively. The information presented for CIB and PCAM has been classified based primarily on the location of the Group's office in which the revenues are recorded. The information for Corporate Investments and Consolidation & Adjustments is presented on a global level only, as management responsibility for these areas is held centrally.

in € m.	2008	2007	2006
Germany:			
CIB	2,866	2,921	2,265
PCAM	5,208	5,514	4,922
Total Germany	**8,074**	**8,434**	**7,187**
Europe, Middle East and Africa:			
CIB	(621)	7,721	6,836
PCAM	2,391	2,816	2,661
Total Europe, Middle East and Africa[1]	**1,770**	**10,537**	**9,497**
Americas (primarily U.S.):			
CIB	(838)	4,628	6,810
PCAM	971	1,331	1,350
Total Americas	**133**	**5,959**	**8,160**
Asia/Pacific:			
CIB	1,671	3,823	2,891
PCAM	471	468	381
Total Asia/Pacific	**2,142**	**4,291**	**3,273**
CI	1,290	1,517	574
Consolidation & Adjustments	82	7	(197)
Consolidated net revenues[2]	**13,490**	**30,745**	**28,494**

1 The United Kingdom reported negative revenues for the year ended December 31, 2008. For the years ended December 31, 2007 and 2006, respectively, the United Kingdom accounted for more than 60 % of these revenues.

2 Consolidated net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income). Revenues are attributed to countries based on the location in which the Group's booking office is located. The location of a transaction on the Group's books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group's personnel who entered into or facilitated the transaction. Where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

Notes to the Consolidated Income Statement

[3] Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Net Interest Income

The following are the components of interest and similar income and interest expense.

in € m.	2008	2007	2006
Interest and similar income:			
Interest-earning deposits with banks	1,313	1,384	1,358
Central bank funds sold and securities purchased under resale agreements	964	1,090	1,245
Securities borrowed	1,011	3,784	3,551
Financial assets at fair value through profit or loss	34,938	42,920	39,195
Interest income on financial assets available for sale	1,260	1,596	1,357
Dividend income on financial assets available for sale	312	200	207
Loans	12,269	10,901	9,344
Other	2,482	2,800	2,018
Total interest and similar income	**54,549**	**64,675**	**58,275**
Interest expense:			
Interest-bearing deposits	13,015	17,371	14,025
Central bank funds purchased and securities sold under repurchase agreements	4,425	6,869	5,788
Securities loaned	304	996	798
Financial liabilities at fair value through profit or loss	14,811	20,989	22,631
Other short-term borrowings	1,905	2,665	2,708
Long-term debt	5,273	4,912	3,531
Trust preferred securities	571	339	267
Other	1,792	1,685	1,519
Total interest expense	**42,096**	**55,826**	**51,267**
Net interest income	**12,453**	**8,849**	**7,008**

Interest income recorded on impaired financial assets was € 65 million, € 57 million and € 47 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

The following are the components of net gains (losses) on financial assets/liabilities at fair value through profit or loss.

in € m.	2008	2007	2006
Trading income:			
Sales & Trading (equity)	(9,615)	3,797	2,441
Sales & Trading (debt and other products)	(25,369)	(427)	6,004
Total Sales & Trading	(34,984)	3,370	8,445
Other trading income	1,155	548	423
Total trading income	**(33,829)**	**3,918**	**8,868**
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:			
Breakdown by financial asset/liability category:			
Securities purchased/sold under resale/repurchase agreements	–	(41)	7
Securities borrowed/loaned	(4)	33	(13)
Loans and loan commitments	(4,016)	(570)	136
Deposits	139	10	(40)
Long-term debt:			
Debt issued by consolidated SPEs	19,584	4,282	(49)
Debt issued by operating entities	9,046	(500)	2
Other financial assets/liabilities designated at fair value through profit or loss	(912)	43	(19)
Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	**23,837**	**3,257**	**24**
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	**(9,992)**	**7,175**	**8,892**

The Group issues structured notes through its operating branches and subsidiaries (Debt issued by operating entities). Certain of these structured notes were designated at fair value through profit or loss under the fair value option. The gains (losses) on these structured notes principally arose due to changes in the market conditions that gave rise to the market risk on these instruments. As the market risk on these instruments is economically hedged by trading assets so the gains (losses) reported on the debt issued by operating entities were substantially offset by losses (gains) on trading assets. The amount of these gains (losses) resulting from changes in the credit risk of the Group is explained in Note [9], Financial Assets/Liabilities through profit or loss.

In addition, the Group issues structured notes through consolidated SPEs (Debt issued by consolidated SPEs). These SPEs contain collateral, classified as trading assets, enter into derivatives and issue notes linked to the risks on the collateral and the derivatives. Examples include Group sponsored and third party sponsored securitization entities and asset repackaging entities. Gains on the debt issued by consolidated SPEs, which are designated at fair value through profit or loss under the fair value option, are substantially offset by fair value losses on the trading assets and derivatives held by the SPEs. Of the amount reported above, there were gains of € 17.9 billion and € 3.5 billion on notes issued by consolidated securitization structures for the years ended December 31, 2008 and December 31, 2007, respectively. Fair value movements on related instruments of € (20.1) billion and € (4.4) billion for the years ended December 31, 2008 and December 31, 2007, respectively, are reported within trading income under Sales & Trading (Debt and other products). The difference between these gains and losses represents the Group's share of the losses in these consolidated securitization structures. As explained in Note [9], Financial Assets/Liabilities through profit or loss, the fair value of the notes issued by these SPEs is not sensitive to changes in the Group's credit risk and therefore none of the gains reported above arose from changes in the Group's credit risk.

Combined Overview

The Group's trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group's trading activities can periodically shift income between net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused presentation, the Group combines net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate and Investment Bank, rather than by type of income generated.

The following table presents data relating to the Group's combined net interest and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and, for the Corporate and Investment Bank, by product, for the years ended December 31, 2008, 2007 and 2006, respectively.

in € m.	2008	2007	2006
Net interest income	12,453	8,849	7,008
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	8,892
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**2,461**	**16,024**	**15,900**
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by Group Division/CIB product:			
Sales & Trading (equity)	(1,895)	3,117	2,613
Sales & Trading (debt and other products)	317	7,483	8,130
Total Sales & Trading	(1,578)	10,600	10,743
Loan products[1]	1,014	499	490
Transaction services	1,358	1,297	1,074
Remaining products[2]	(1,821)	(118)	435
Total Corporate and Investment Bank	(1,027)	12,278	12,743
Private Clients and Asset Management	3,871	3,529	3,071
Corporate Investments	(172)	157	3
Consolidation & Adjustments	(211)	61	83
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**2,461**	**16,024**	**15,900**

1 Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

2 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

[4] Commissions and Fee Income

The following are the components of commission and fee income and expense.

in € m.	2008	2007	2006
Commission and fee income and expense:			
Commission and fee income	12,449	15,199	13,418
Commission and fee expense	2,700	2,910	2,223
Net commissions and fee income	**9,749**	**12,289**	**11,195**

in € m.	2008	2007	2006
Net commissions and fee income:			
Net commissions and fees from fiduciary activities	3,414	3,965	3,911
Net commissions, brokers' fees, mark-ups on securities underwriting and other securities activities	3,798	5,497	4,709
Net fees for other customer services	2,537	2,827	2,575
Net commissions and fee income	**9,749**	**12,289**	**11,195**

[5] Net Gains (Losses) on Financial Assets Available for Sale

The following are the components of net gains (losses) on financial assets available for sale.

in € m.	2008	2007	2006
Net gains (losses) on financial assets available for sale:			
Net gains (losses) on debt securities:	(534)	(192)	24
Net gains (losses) from disposal	17	8	24
Impairments	(551)	(200)	–
Reversal of impairments	–	–	–
Net gains (losses) on equity securities:	1,156	944	530
Net gains (losses) from disposal	1,428	1,004	540
Impairments	(272)	(60)	(10)
Net gains (losses) on loans:	(63)	(12)	(2)
Net gains (losses) from disposal	(12)	(8)	(2)
Impairments	(52)	(4)	–
Reversal of impairments	1	–	–
Net gains (losses) on other equity interests:	107	53	39
Net gains (losses) from disposal	108	60	50
Impairments	(1)	(7)	(11)
Total net gains (losses) on financial assets available for sale	**666**	**793**	**591**

[6] Other Income

The following are the components of other income.

in € m.	2008	2007	2006
Other income:			
Net income from investment properties	8	29	43
Net gains (losses) on disposal of investment properties	–	8	28
Net gains (losses) on disposal of consolidated subsidiaries	85	321	52
Net gains (losses) on disposal of loans	50	44	80
Insurance premiums[1]	308	134	47
Remaining other income[2]	117	750	139
Total other income	**568**	**1,286**	**389**

1 Net of reinsurance premiums paid. The increases from 2006 to 2007 and from 2007 to 2008 were predominantly driven by the consolidation of Abbey Life Assurance Company Limited in October 2007.

2 Remaining other income in 2007 included gains of € 317 million from the sale/leaseback of the Group's 60 Wall Street premises in New York and € 148 million other income from consolidated investments.

[7] General and Administrative Expenses

The following are the components of general and administrative expenses.

in € m.	2008	2007	2006
General and administrative expenses:			
IT costs	1,820	1,867	1,585
Occupancy, furniture and equipment expenses	1,434	1,347	1,198
Professional service fees	1,164	1,257	1,203
Communication and data services	700	680	634
Travel and representation expenses	492	539	503
Payment, clearing and custodian services	418	437	431
Marketing expenses	373	411	365
Other expenses	1,815	1,416	1,150
Total general and administrative expenses	**8,216**	**7,954**	**7,069**

Other expenses include, among other items, regulatory, other taxes and insurance related costs, operational losses and other non-compensation staff related expenses. The increase in other expenses was mainly driven by litigation expenses, consolidated infrastructure investments and a provision related to the obligation to repurchase certain securities.

[8] Earnings per Common Share

Basic earnings per common share amounts are computed by dividing net income (loss) attributable to Deutsche Bank shareholders by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts, and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. The aforementioned instruments are only included in the calculation of diluted earnings per share if they are dilutive in the respective reporting period.

In December 2008, the Group decided to amend existing forward purchase contracts covering 33.6 million Deutsche Bank common shares from physical to net-cash settlement and these instruments are no longer included in the computation of basic and diluted earnings per share (for further details refer to Note [28]).

The following table presents the computation of basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006, respectively.

in € m.	2008	2007	2006
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share	**(3,835)**	**6,474**	**6,070**
Effect of dilutive securities:			
Forwards and options	–	–	(88)
Convertible debt	(1)	–	3
Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	**(3,836)**	**6,474**	**5,985**
Number of shares in m.			
Weighted-average shares outstanding – denominator for basic earnings per share	**504.1**	**474.2**	**468.3**
Effect of dilutive securities:			
Forwards	0.0	0.3	23.1
Employee stock compensation options	0.0	1.8	3.4
Convertible debt	0.1	0.7	1.0
Deferred shares	0.0	18.6	24.5
Other (including trading options)	0.0	0.5	0.9
Dilutive potential common shares	0.1	21.9	52.9
Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	**504.2**	**496.1**	**521.2**

in €	2008	2007	2006
Basic earnings per share	(7.61)	13.65	12.96
Diluted earnings per share	(7.61)	13.05	11.48

Due to the net loss situation in the year ended December 31, 2008, potentially dilutive instruments were generally not considered for the calculation of diluted earnings per share, because to do so would have been anti-dilutive. Under a net income situation however, the number of adjusted weighted-average shares after assumed conversions for the year ended December 31, 2008 would have increased by 31.2 million shares.

As of December 31, 2008, 2007 and 2006, the following instruments were outstanding and were not included in the calculation of diluted EPS, because to do so would have been anti-dilutive.

Number of shares in m.	2008	2007	2006
Forward purchase contracts	0.0	39.4	58.6
Put options sold	0.1	0.2	11.7
Call options sold	0.3	0.7	10.6
Employee stock compensation options	1.8	0.1	0.0
Deferred shares	26.9	0.6	0.5

Notes to the Consolidated Balance Sheet

[9] Financial Assets/Liabilities at Fair Value through Profit or Loss

The following are the components of financial assets and liabilities at fair value through profit or loss.

in € m.	Dec 31, 2008	Dec 31, 2007
Trading assets:		
Trading securities	204,994	449,684
Positive market values from derivative financial instruments	1,224,493	506,967
Other trading assets	42,468[1]	104,236[1]
Total trading assets	**1,471,955**	**1,060,887**
Financial assets designated at fair value through profit or loss:		
Securities purchased under resale agreements	94,726	211,142
Securities borrowed	29,079	69,830
Loans	18,739	21,522
Other financial assets designated at fair value through profit or loss	9,312	14,630
Total financial assets designated at fair value through profit or loss	**151,856**	**317,124**
Total financial assets at fair value through profit or loss	**1,623,811**	**1,378,011**

1 Includes traded loans of € 31,421 million and € 102,093 million at December 31, 2008 and 2007 respectively.

in € m.	Dec 31, 2008	Dec 31, 2007
Trading liabilities:		
Trading securities	56,967	106,225
Negative market values from derivative financial instruments	1,181,617	512,436
Other trading liabilities	11,201	830
Total trading liabilities	**1,249,785**	**619,491**
Financial liabilities designated at fair value through profit or loss:		
Securities sold under repurchase agreements	52,633	184,943
Loan commitments	2,352	526
Long-term debt	18,439	52,327
Other financial liabilities designated at fair value through profit or loss	4,579	3,002
Total financial liabilities designated at fair value through profit or loss	**78,003**	**240,798**
Investment contract liabilities[1]	5,977	9,796
Total financial liabilities at fair value through profit or loss	**1,333,765**	**870,085**

1 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [40] for more detail on these contracts.

Loans and Loan Commitments designated at Fair Value through Profit or Loss

The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group's maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 143 billion and € 302 billion as of December 31, 2008, and 2007, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments.

The credit risk on the lending facilities designated at fair value through profit or loss is mitigated in a number of ways including the purchase of protection through credit default swaps, by holding collateral against the loan or through the issuance of liabilities linked to the credit exposure on the loan. The credit risk on the securities purchased under resale agreements and the securities borrowed is mitigated by holding collateral.

Of the total drawn and undrawn lending facilities designated at fair value, the Group managed counterparty credit risk by purchasing credit default swap protection on facilities with a notional value of € 50.5 billion and € 46.8 billion as of December 31, 2008, and 2007, respectively. The notional value of credit derivatives used to mitigate the exposure to credit risk on drawn loans and undrawn irrevocable loan commitments designated at fair value was € 36.5 billion and € 28.1 billion as of December 31, 2008, and 2007, respectively.

The changes in fair value attributable to movements in counterparty credit risk are detailed in the table below.

	Dec 31, 2008		Dec 31, 2007	
in € m.	Loans	Loan Commit-ments	Loans	Loan Commit-ments
Changes in fair value of loans and loan commitments due to credit risk				
Cumulative change in the fair value	(870)	(2,731)	(99)	(332)
Annual change in the fair value in 2008/2007	(815)	(2,558)	(111)	(372)
Changes in fair value of credit derivatives used to mitigate credit risk				
Cumulative change in the fair value	844	2,674	64	213
Annual change in the fair value in 2008/2007	784	2,482	80	269

The change in fair value of the loans and loan commitments attributable to movements in the counterparty's credit risk is determined as the amount of change in its fair value that is not attributable to changes in market conditions that give rise to market risk. For collateralized loans, including securities purchased under resale agreements and securities borrowed, the collateral received acts to mitigate the counterparty credit risk. The fair value movement due to counterparty credit risk on securities purchased under resale agreements was not material due to the credit enhancement received.

Financial Liabilities designated at Fair Value through Profit or Loss

The fair value of a financial liability incorporates the credit risk of that financial liability. The changes in fair value of financial liabilities designated at fair value through profit or loss in issue at the year end attributable to movements in credit risk are detailed in the table below:

	Dec 31, 2008		Dec 31, 2007	
in € m.	Debt issued by operat-ing entities	Debt issued by consoli-dated SPEs	Debt issued by operat-ing entities	Debt issued by consoli-dated SPEs
Cumulative change in the fair value	364	4,821	18	3,589
Annual change in the fair value in 2008/2007	349	4,342	18	3,582

As described in Note [3] the Group issues structured notes and takes structured deposits through its operating branches and subsidiaries (Debt issued by operating entities) and issues structured notes through consolidated SPEs (Debt issued by consolidated SPEs).

The fair value of the debt issued by operating entities takes into account the credit risk of the Group. Where the instrument is quoted in an active market, the movement in fair value due to credit risk is calculated as the amount of change in fair value that is not attributable to changes in market conditions that give rise to market risk. Where the instrument is not quoted in an active market, the fair value is calculated using a valuation technique that incorporates credit risk by discounting the contractual cash flows on the debt using a credit-adjusted yield curve which reflects the level at which the Group could issue similar instruments at the reporting date.

Fair value movements due to credit risk on the debt issued by consolidated SPEs are not related to the Group's credit but to the credit of the legally-isolated SPE, which is dependent upon the collateral it holds. The movement in fair value due to credit risk is calculated as the gain or loss that is not attributable to change in market risk. The gain on the liabilities is substantially offset by losses due to widening credit spreads on the assets in the SPEs.

For collateralized borrowings, such as securities sold under repurchase agreements, the collateral pledged acts to mitigate the credit risk of the Group to the counterparty. The fair value movement due to the Group's credit risk on securities sold under repurchase agreements was not material due to the collateral pledged.

The credit risk on undrawn irrevocable loan commitments is predominantly counterparty credit risk. The change in fair value due to counterparty credit risk on undrawn irrevocable loan commitments has been disclosed with the counterparty credit risk on the drawn loans.

For all financial liabilities designated at fair value through profit or loss the amount that the Group would contractually be required to pay at maturity was € 33.7 billion and € 39.1 billion more than the carrying amount as of December 31, 2008 and 2007, respectively. The amount contractually required to pay at maturity assumes the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, the amount the Group would contractually be required to pay is determined by reference to the conditions existing at the reporting date.

The majority of the difference between the fair value of financial liabilities designated at fair value through profit or loss and the contractual cash flows which will occur at maturity is attributable to undrawn loan commitments where the contractual cash flow at maturity assumes full drawdown of the facility. The difference between the fair value and the contractual amount repayable at maturity excluding the amount of undrawn loan commitments designated at fair value through profit or loss was € 1.4 billion and € 5.3 billion as of December 31, 2008, and 2007, respectively.

[10] Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

Following the amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets", the Group reclassified certain trading assets and financial assets available for sale to loans and receivables. The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The disclosures below detail the impact of the reclassifications to the Group.

In the third quarter 2008, reclassifications were made with effect from July 1, 2008 at fair value at that date. As the consolidated financial statements for the year ended December 31, 2008 were prepared, adjustments relating to the reclassified assets as disclosed previously in the Group's interim report as of September 30, 2008 were made to correct immaterial errors. Disclosure within this note has been adjusted for the impact of these items.

The following table shows carrying values and fair values of the assets reclassified at July 1, 2008.

	Jul 1, 2008		Dec 31, 2008
in € m.	Carrying value	Carrying value	Fair value
Trading assets reclassified to loans	12,677	12,865	11,059
Financial assets available for sale reclassified to loans	11,354	10,787	8,628
Total financial assets reclassified to loans	**24,031**	**23,652**	**19,687**

As of July 1, 2008 the effective interest rates on reclassified trading assets ranged from 4.2 % to 8.3 % with expected recoverable cash flows of € 20.7 billion. Effective interest rates on financial assets available for sale reclassified as of July 1, 2008 ranged from 3.9 % to 9.9 % with expected recoverable cash flows of € 17.6 billion. Ranges of effective interest rates were determined based on weighted average rates by business.

In the fourth quarter of 2008, additional reclassifications were made, at fair value at the date of reclassification. The following table shows the carrying value and the fair value of the assets reclassified during the fourth quarter of 2008.

	Reclassification Dates		Dec 31, 2008
in € m.	Carrying value	Carrying value	Fair value
Trading assets reclassified to loans	10,956	10,772	9,658

The effective interest rates on trading assets reclassified in the fourth quarter ranged from 2.8 % to 13.1 % with expected recoverable cash flows of € 15.2 billion. Ranges of effective interest rates were determined based on weighted average rates by business.

If the reclassifications had not been made, the Group's income statement for 2008 would have included unrealized fair value losses on the reclassified trading assets of € 3.2 billion and additional impairment losses of € 209 million on the reclassified financial assets available for sale which were impaired. In 2008, shareholders' equity (Net gains (losses) not recognized in the income statement) would have included € 1.8 billion of additional unrealized fair value losses on the reclassified financial assets available for sale which were not impaired.

After reclassification, the reclassified financial assets contributed the following amounts to the 2008 income before income taxes.

in € m.	2008
Interest income	659
Provision for credit losses	(166)
Income before income taxes on reclassified trading assets	**493**
Interest income	258
Provision for credit losses	(91)
Income before income taxes on reclassified financial assets available for sale	**167**

Prior to reclassification in 2008, € 1.8 billion of unrealized fair value losses on the reclassified trading assets and € 174 million of impairment on reclassified financial assets available for sale were recognized in the consolidated income statement for 2008. In addition, unrealized fair value losses of € 736 million on reclassified financial assets available for sale that were not impaired were recorded directly in shareholders' equity during 2008 prior to the assets being reclassified.

In 2007, € 613 million of unrealized fair value losses on the reclassified trading assets and no impairment on reclassified financial assets available for sale were recognized in the consolidated income statement. In addition, unrealized fair value losses of € 275 million on reclassified financial assets available for sale that were not impaired were recorded directly in shareholders' equity during 2007.

As of the reclassification dates, unrealized fair value losses recorded directly in shareholders' equity amounted to € 1.1 billion. This amount will be released from shareholders' equity to the income statement on an effective interest rate basis. If the asset subsequently becomes impaired the amount recorded in shareholders' equity relating to the impaired asset is released to the income statement at the impairment date.

[11] Financial Instruments carried at Fair Value

Valuation Methods and Control

The Group has an established valuation control framework which governs internal control standards, methodologies, and procedures over the valuation process.

Prices Quoted in Active Markets: The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place.

Valuation Techniques: The Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available. Valuation techniques used for financial instruments include modeling techniques, the use of indicative quotes for proxy instruments, quotes from less recent and less regular transactions and broker quotes.

For some financial instruments a rate or other parameter, rather than a price, is quoted. Where this is the case then the market rate or parameter is used as an input to a valuation model to determine fair value. For some instruments, modeling techniques follow industry standard models for example, discounted cash flow analysis and standard option pricing models such as Black-Scholes. These models are dependent upon estimated future cash flows, discount factors and volatility levels. For more complex or unique instruments, more sophisticated modeling techniques, assumptions and parameters are required, including correlation, prepayment speeds, default rates and loss severity.

Frequently, valuation models require multiple parameter inputs. Where possible, parameter inputs are based on observable data which are derived from the prices of relevant instruments traded in active markets. Where observable data is not available for parameter inputs then other market information is considered. For example, indicative broker quotes and consensus pricing information is used to support parameter inputs where it is available. Where no observable information is available to support parameter inputs then they are based on other relevant sources of information such as prices for similar transactions, historic data, economic fundamentals with appropriate adjustment to reflect the terms of the actual instrument being valued and current market conditions.

Valuation Adjustments: Valuation adjustments are an integral part of the valuation process. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid/offer spreads, liquidity and counterparty credit risk.

Bid/offer spread valuation adjustments are required to adjust mid market valuations to the appropriate bid or offer valuation. The bid or offer valuation is the best representation of the fair value for an instrument, and therefore its fair value. The carrying value of a long position is adjusted from mid to bid, and the carrying value of a short position is adjusted from mid to offer. Bid/offer valuation adjustments are determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties. Where the quoted price for the instrument is already a bid/offer price then no bid/offer valuation adjustment is necessary. Where the fair value of financial instruments is derived from a modeling technique then the parameter inputs into that model are normally at a mid-market level. Such instruments are generally managed on a portfolio basis and valuation adjustments are taken to reflect the cost of closing out the net exposure the Bank has to each of the input parameters.

These adjustments are determined from bid-offer prices observed in relevant trading activity and quotes from other broker-dealers.

Large position liquidity adjustments are appropriate when the size of a position is large enough relative to the market size that it could not be liquidated at the market bid/offer spread within a reasonable time frame. These adjustments reflect the wider bid/offer spread appropriate for deriving fair value of the large positions, they are not the amounts that would be required to reach a 'fire sale' valuation. Large position liquidity adjustments are not made for instruments that are traded in active markets.

Counterparty credit valuation adjustments are required to cover expected credit losses to the extent that the bid or offer price does not already include an expected credit loss factor. For example, a valuation adjustment is required to cover expected credit losses on over-the-counter derivatives which are typically not reflected in mid-market or bid/ offer quotes. The adjustment amount is determined at each reporting date by assessing the potential credit exposure to all counterparties taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the credit risk for each counterparty based on historic default levels.

Similarly, in establishing the fair value of derivative liabilities the Group considers its own creditworthiness on derivatives by assessing all counterparties potential future exposure to the Group, taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the credit risk of the Group based on historic default levels of entities of the same credit quality. The impact of this valuation adjustment was that an insignificant gain was recognized for the year ended December 31, 2008.

Where there is uncertainty in the assumptions used within a modeling technique, an additional adjustment is taken to better reflect the expected market price of the financial instrument. Where a financial instrument is part of a group of transactions risk managed on a portfolio basis, but where the trade itself is of sufficient complexity that the cost of closing it out would be higher than the cost of closing out its component risks, then an additional adjustment is taken to reflect this fact.

Validation and Control: The Group has an independent specialist valuation group within the Finance function which oversees and develops the valuation control framework and manages the valuation control processes. The mandate of this specialist function includes the performance of the valuation control process for the complex derivative businesses as well as the continued development of valuation control methodologies and the valuation policy framework. Results of the valuation control process are collected and analyzed as part of a standard monthly reporting cycle. Variances of differences outside of preset and approved tolerance levels are escalated both within the Finance function and with Senior Business Management for review, resolution and, if required, adjustment.

For instruments where fair value is determined from valuation models, the assumptions and techniques used within the models are independently validated by an independent specialist group that is part of the Group's Risk Management function.

Quotes for transactions are obtained from a number of third party sources including exchanges, pricing service providers, firm broker quotes and consensus pricing services. Price sources are examined and assessed to determine the quality of fair value information they represent. The results are compared against actual transactions in the market to ensure the model valuations are calibrated to market prices.

Price and parameter inputs to models, assumptions and valuation adjustments are verified against independent sources. Where they cannot be verified to independent sources due to lack of observable information, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include performing revaluation using independently generated models, assessing the valuations against appropriate proxy instruments, and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques yield fair value estimates that are reflective of market levels by calibrating the results of the valuation models against market transactions.

Management Judgment: In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control framework and the standard monthly reporting cycle. The specialist model validation and valuation groups focus attention on the areas of subjectivity and judgment.

The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models which are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and where some or all of the parameter inputs are not observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques. In particular, where data is obtained from infrequent market transactions then extrapolation and interpolation techniques must be applied. In addition, where no market data is available then parameter inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions and making appropriate adjustment to reflect the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument then management has to establish what point within the range of estimates best represents fair value. Further, some valuation adjustments may require the exercise of management judgment to ensure they achieve fair value.

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Quoted Prices in an Active Market (Level 1): This level of the hierarchy includes listed equity securities on major exchanges, quoted corporate debt instruments, G7 Government debt and exchange traded derivatives. The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place.

Valuation Techniques with Observable Parameters (Level 2): This level of the hierarchy includes the majority of the Group's OTC derivative contracts, corporate debt held, securities purchased/sold under resale/repurchase agreements, securities borrowed/loaned, traded loans and issued structured debt designated under the fair value option.

Valuation Techniques with Significant Unobservable Parameters (Level 3): Instruments classified in this category have a parameter input or inputs which are unobservable and which have a more than insignificant impact on either the fair value of the instrument or the profit or loss of the instrument. This level of the hierarchy includes more complex OTC derivatives, certain private equity investments, illiquid loans, certain highly structured bonds including illiquid asset backed securities and structured debt issuances with unobservable components.

The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. Amounts in this table are generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments, as described in Note [1].

			Dec 31, 2008			Dec 31, 2007
in € m.	Quoted prices in active market	Valuation technique observable parameters	Valuation technique unobservable parameters	Quoted prices in active market	Valuation technique observable parameters	Valuation technique unobservable parameters
Financial assets held at fair value:						
Trading securities	72,240	115,486	17,268	204,247	225,203	20,234
Positive market values from derivative financial instruments	36,062	1,139,639	48,792	21,401	467,068	18,498
Other trading assets	348	28,560	13,560	1,055	62,613	40,568
Financial assets designated at fair value through profit or loss	8,630	137,421	5,805	13,684	297,423	6,017
Financial assets available for sale	11,911	11,474	1,450	13,389	26,376	2,529
Other financial assets at fair value[1]	–	9,691	788	560	1,667	(5)
Total financial assets held at fair value	**129,191**	**1,442,271**	**87,663**	**254,336**	**1,080,350**	**87,841**
Financial liabilities held at fair value:						
Trading securities	38,921	17,380	666	100,630	4,976	619
Negative market values from derivative financial instruments	38,380	1,114,499	28,738	24,723	471,171	16,542
Other trading liabilities	–	11,027	174	21	300	509
Financial liabilities designated at fair value through profit or loss	708	71,265	6,030	1,454	233,944	5,400
Investment contract liabilities[2]	–	5,977	–	–	9,796	–
Other financial liabilities at fair value[1]	–	5,513	(1,249)	–	3,763	(3)
Total financial liabilities held at fair value	**78,009**	**1,225,661**	**34,359**	**126,828**	**723,950**	**23,067**

1 Derivatives which are embedded in contracts where the host contract is not held at fair value through the profit or loss but for which the embedded derivative is separated are presented within other financial assets/liabilities at fair value for the purposes of this disclosure. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [40] for more detail on these contracts.

Valuation Techniques

The Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available. The following is an explanation of the valuation techniques followed to establish fair value for the principal types of financial instrument.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities: Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples. For some illiquid securities several valuation techniques are used and an assessment is made to determine what point within the range of estimates best represents fair value.

Mortgage and Other Asset Backed Securities ("ABS"): These instruments include residential and commercial mortgage backed securities and other asset backed securities including collateralized debt obligations ("CDO"). Asset backed securities have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves asset backed securities, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that are independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans: For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available.

Leveraged loans have transaction-specific characteristics. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter (OTC) Derivative Financial Instruments: Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and calibrated to the market prices. Where the model value does not calibrate to the market price then adjustments are made to the model value to adjust to the market value. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, then they are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option: The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group's credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using a credit-adjusted yield curve which reflects the level at which the Group would issue similar instruments at the reporting date. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the OTC derivative financial instruments section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities: Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

The table below presents the financial instruments categorized in the third level followed by an analysis and discussion of the financial instruments so categorized. Some of the instruments in the third level of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, they are required to be presented as gross assets and liabilities in the table below.

in € m.	Dec 31, 2008	Dec 31, 2007
Financial assets held at fair value:		
Trading securities:		
Sovereign and quasi-sovereign obligations	602	845
Mortgage and other asset-backed securities	5,870	4,941
Corporate debt securities and other debt obligations	10,669	14,066
Equity securities	127	382
Total trading securities	17,268	20,234
Positive market values from derivative financial instruments	48,792	18,498
Other trading assets	13,560	40,568
Financial assets designated at fair value through profit or loss:		
Loans	5,531	3,809
Other financial assets designated at fair value through profit or loss	274	2,208
Total financial assets designated at fair value through profit or loss	5,805	6,017
Financial assets available for sale	1,450	2,529
Other financial assets at fair value	788	(5)
Total financial assets held at fair value	**87,663**	**87,841**
Financial liabilities held at fair value:		
Trading securities	666	619
Negative market values from derivative financial instruments	28,738	16,542
Other trading liabilities	174	509
Financial liabilities designated at fair value through profit or loss:		
Loan commitments	2,195	516
Long-term debt	1,488	2,476
Other financial liabilities designated at fair value through profit or loss	2,347	2,408
Total financial liabilities designated at fair value through profit or loss	6,030	5,400
Other financial liabilities at fair value	(1,249)	(3)
Total financial liabilities held at fair value	**34,359**	**23,067**

Trading Securities: Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential mortgage-backed securities, collateralized debt obligation securities and other asset-backed securities are reported here.

The overall reduction in the fair value of trading securities classified in this level of the fair value hierarchy is due to several factors. Securities reported in this level of the hierarchy throughout 2008 have declined in fair value as market liquidity reduced. Certain debt securities, previously reported in this level of the hierarchy, that met the accounting definition of loans have been reclassified from the trading classification to loans under the provisions of the amendment to IAS 39 approved in October 2008. Offsetting these reductions, falling liquidity in the financial markets has meant that some securities previously reported in the second level of the hierarchy are reported in the third level of the hierarchy at the end of 2008 as much less observable data is available. For instance the market liquidity for lower-rated Residential Mortgage-backed Securities fell sufficiently to mean that by the end of 2008, the valuation techniques used to determine fair value of these securities are significantly dependent on unobservable parameter inputs.

Positive and Negative Market Values from Derivative Instruments: Derivatives categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters include certain correlations, certain longer-term volatilities and certain prepayment rates. In addition, unobservable parameters may include certain credit spreads and other transaction-specific parameters.

The following derivatives are included within this level of the hierarchy: customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

During 2008, there have been significant increases in the mark to market value of derivative instruments due to high volatility in credit, equity and other markets observed in the second half of the year. In addition, as the markets for instruments such as CDO derivatives became more illiquid in the year, certain of these instruments have migrated from the second level of the fair value hierarchy and are now reported in the third level.

Other Trading Instruments: Other trading instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. The loan balance reported in this level of the fair value hierarchy comprises illiquid leveraged loans and illiquid residential and commercial mortgage loans. The balance has significantly reduced in the year due to falls in the value of the loans, sales of certain positions and the reclassification of certain illiquid leveraged and commercial real estate loans from Trading to Loans under the provisions of the amendment to IAS 39 approved in October 2008. This reduction has been partially offset by transfers of loans into this level of the fair value hierarchy as liquidity continued to deteriorate during 2008.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss: Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss contain embedded derivatives which are valued based on significant unobservable parameters. These unobservable parameters include single stock volatilities correlations.

Financial Assets Available for Sale: Unlisted equity instruments are reported in this level of the fair value hierarchy where there is no close proxy and the market is very illiquid.

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group's approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of December 31, 2008, it could have increased fair value by as much as € 4.9 billion or decreased fair value by as much as € 4.7 billion. As of December 31, 2007, it could have increased fair value by as much as € 3.0 billion or decreased fair value by as much as € 2.0 billion. In estimating these impacts, the Group used an approach based on its valuation adjustment methodology for close-out costs. Close-out cost valuation adjustments reflect the bid-offer spread that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty. The increase in the possible impact to fair value as of December 31, 2008 compared to December 31, 2007 is consistent with the increased market illiquidity and uncertainty prevailing at the balance sheet date as a result of the worsening global financial crisis.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is not predictive or indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

The table below provides a breakdown of the sensitivity analysis by type of instrument. Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

	Dec 31, 2008		Dec 31, 2007	
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Derivatives				
Credit	3,606	3,731	1,954	1,290
Equity	226	105	207	103
Interest Related	40	31	9	5
Hybrid	140	76	107	47
Other	178	124	94	56
Securities				
Debt securities	162	152	89	75
Equity securities	8	2	52	18
Mortgage and asset backed	243	243	98	97
Loans				
Leveraged loans	32	17	290	263
Commercial loans	70	70	60	56
Traded loans	197	126	58	38
Total	**4,902**	**4,677**	**3,018**	**2,048**

Unrealized Profit or Loss

Unrealized profit or loss is the gain or loss which is recorded in the profit or loss account but which was not realized in cash. The unrealized profit (loss) on financial instruments in the third level of the hierarchy was a profit of € 5.1 billion and a profit of € 4.0 billion during 2008 and 2007, respectively. The unrealized profit or loss is not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the unrealized profit or loss movement is due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically-hedged by instruments which are categorized in other levels of the fair value hierarchy.

An analysis of the unrealized profit or loss is shown below:

in € m.	Unrealized P&L in the year on level 3 instruments held at the balance sheet date 2008	2007
Financial assets held at fair value:		
Trading securities	(6,512)	(1,059)
Positive market values from derivative financial instruments	16,143	7,762
Other trading assets	(2,261)	(993)
Financial assets designated at fair value through profit or loss	(943)	(109)
Financial assets available for sale	(13)	(19)
Other financial assets at fair value	679	(107)
Total financial assets held at fair value	**7,093**	**5,474**
Financial liabilities held at fair value:		
Negative market values from derivative financial instruments	(2,769)	(1,728)
Other trading liabilities	–	(16)
Financial liabilities designated at fair value through profit or loss	(207)	443
Other financial liabilities at fair value	1,012	(153)
Total financial liabilities held at fair value	**(1,964)**	**(1,454)**
Total unrealized profit (loss)	**5,129**	**4,020**

Recognition of Trade Date Profit

In accordance with the Group's accounting policy as described in Note [1], if there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	2008	2007
Balance, beginning of year	**521**	**473**
New trades during the period	587	426
Amortization	(152)	(132)
Matured trades	(141)	(53)
Subsequent move to observability	(94)	(186)
Exchange rate changes	(24)	(7)
Balance, end of year	**697**	**521**

[12] Fair Value of Financial Instruments not carried at Fair Value

The valuation techniques used to establish fair value for the Group's financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note [11], Financial Instruments Carried at Fair Value.

As described in Note [10], Reclassification of Financial Assets, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note [11], Financial Instruments carried at Fair Value, to the reclassified assets.

Other instruments not carried at fair value are not normally found within a trading portfolio and are not managed on a fair value basis. For these instruments the Group applies valuation techniques consistent with the general principles previously outlined, which are as follows:

Short-term financial instruments: The carrying amount represents a reasonable estimate of fair value for short term financial instruments. The following instruments are predominantly short-term and fair value is estimated from the carrying value.

Assets	Liabilities
Cash and due from banks	Deposits
Interest-earning deposits with banks	Central bank funds purchased and securities sold under repurchase agreements
Central bank funds sold and securities purchased under resale agreements	Securities loaned
Securities borrowed	Other short-term borrowings
Other assets	Other liabilities

For longer-term financial instruments within these categories, fair value is determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and credit risks and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued, at the balance sheet date.

Loans: Fair value is determined using discounted cash flow models that incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or credit default swap ("CDS") markets, where available.

For retail lending portfolios with a large number of homogenous loans (e.g., German residential mortgages), the fair value is calculated on a portfolio basis by discounting the portfolio's contractual cash flows using risk-free interest rates. This present value calculation is then adjusted for credit risk by calculating the expected loss over the estimated life of the loan based on various parameters including probability of default, loss given default and level of collateralization.

The fair value of corporate lending portfolios is estimated by discounting a projected margin over expected maturities using parameters derived from the current market values of collateralized lending obligation (CLO) transactions collateralized with loan portfolios that are similar to the Group's corporate lending portfolio.

Securities purchased under resale agreements, securities borrowed, securities sold under repurchase agreements and securities loaned: Fair value is derived from valuation techniques by discounting future cash flows using the appropriate credit risk-adjusted discount rate. The credit risk-adjusted discount rate includes consideration of the collateral received or pledged in the transaction.

Long-term debt and trust preferred securities: Fair value is determined from quoted market prices, where available. Where quoted market prices are not available, fair value is estimated using a valuation technique that discounts the remaining contractual cash at a rate at which the Group could issue debt with similar remaining maturity at the balance sheet date.

The following table presents the estimated fair value of the Group's financial instruments which are not carried at fair value in the balance sheet.

	Dec 31, 2008		Dec 31, 2007	
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:				
Cash and due from banks	9,826	9,826	8,632	8,632
Interest-earning deposits with banks	64,739	64,727	21,615	21,616
Central bank funds sold and securities purchased under resale agreements	9,267	9,218	13,597	13,598
Securities borrowed	35,022	34,764	55,961	55,961
Loans	269,281	254,536	198,892	199,427
Other assets[1]	115,871	115,698	159,462	159,462
Financial liabilities:				
Deposits	395,553	396,148	457,946	457,469
Central bank funds purchased and securities sold under repurchase agreements	87,117	87,128	178,741	178,732
Securities loaned	3,216	3,216	9,565	9,565
Other short-term borrowings	39,115	38,954	53,410	53,406
Other liabilities[1]	46,413	46,245	88,742	88,742
Long-term debt	133,856	126,432	126,703	127,223
Trust preferred securities	9,729	6,148	6,345	5,765

1 Only includes financial assets or financial liabilities.

Amounts in this table are generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments as described in Note [1].

Loans: The total carrying value of loans has increased during the year partially due to reclassifications from trading assets and assets classified as available for sale. The difference between fair value and amortised cost for the reclassified assets is detailed in Note [10]. The difference between fair value and carrying value at December 31, 2008 does not reflect the economic benefits and costs that the Group expects to receive from these instruments. The difference arose predominantly due to an increase in expected default rates and reduction in liquidity as implied from market pricing. These reductions in fair value are partially offset by an increase in fair value due to interest rate movements on fixed rate instruments.

Long-term debt and trust preferred securities: The difference between fair value and carrying value arose due to the effect of an increase in the rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date. The increase in the difference between the fair value and carrying value is primarily due to the widening of the Group's credit spread since the issuance of the instrument as well as general market liquidity and funding concerns. This is partially offset by interest rate movements on fixed rate instruments.

[13] Financial Assets Available for Sale

The following are the components of financial assets available for sale.

in € m.	Dec 31, 2008	Dec 31, 2007
Debt securities:		
German government	2,672	2,466
U.S. Treasury and U.S. government agencies	302	1,349
U.S. local (municipal) governments	1	273
Other foreign governments	3,700	3,347
Corporates	6,035	7,753
Other asset-backed securities	372	6,847
Mortgage-backed securities, including obligations of U.S. federal agencies	87	3,753
Other debt securities	4,797	4,631
Total debt securities	**17,966**	**30,419**
Equity securities:		
Equity shares	4,539	7,934
Investment certificates and mutual funds	208	306
Total equity securities	**4,747**	**8,240**
Other equity interests	**893**	**1,204**
Loans	**1,229**	**2,431**
Total financial assets available for sale	**24,835**	**42,294**

[14] Equity Method Investments

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting unless they are held for sale. As of December 31, 2008, there were no associates which were accounted for as held for sale.

As of December 31, 2008, the following investees were significant, representing 75 % of the carrying value of equity method investments.

Investment[1]	Ownership percentage
AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, Frankfurt	26.89 %
Bats Trading, Inc., Wilmington[2]	8.46 %
Beijing Guohua Real Estates Co., Ltd., Beijing	39.65 %
Blue Ridge Trust, Wilmington	26.70 %
Challenger Infrastructure Fund, Sydney[2]	18.38 %
Compañía Logística de Hidrocarburos CLH, S.A., Madrid[2]	5.00 %
DB Blue Lake Master Portfolio Ltd., George Town[2]	15.16 %
Discovery Russian Realty Paveletskaya Project Ltd, George Town	33.33 %
DMG & Partners Securities Pte Ltd, Singapore	49.00 %
Evergrande Real Estate Group Limited, George Town[2]	11.19 %
Fincasa Hipotecaria, S.A. de C.V. Sociedad Financiera de Objeto Limitado, Mexico City	49.00 %
Fondo Immobiliare Chiuso Piramide Globale, Milan	42.45 %
Franklin Templeton Global Fund - FT Global Bond Alpha Fund, Dublin	46.00 %
Gemeng International Energy Group Company Limited, Taiyuan[2]	19.00 %
Hanoi Building Commercial Joint Stock Bank, Hanoi[2]	10.00 %
Harvest Fund Management Company Limited, Shanghai	30.00 %
Hydro S.r.l., Rome	45.00 %
K & N Kenanga Holdings Bhd, Kuala Lumpur[2]	16.55 %
Lion Indian Real Estate Fund L.P., George Town	45.45 %
MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG, Gruenwald	25.03 %
Millennium Marine Rail, L.L.C., Elizabeth	50.00 %
Nexus LLC, Wilmington[2]	12.36 %
Paternoster Limited, Douglas	30.99 %
PX Holdings Limited, Stockton-on-Tees	43.00 %
Rongde Asset Management Company Limited, Beijing	40.70 %
STC Capital YK, Tokyo	50.00 %
The Porterbrook Partnership, Edinburgh[3]	57.00 %
The Topiary Select Equity Trust, George Town[3]	57.78 %
VCG Venture Capital Gesellschaft mbH & Co. Fonds III KG, Munich	36.98 %
Welsh Power Group Limited, Newport[2]	19.90 %
Xchanging etb GmbH, Frankfurt	44.00 %

1 All significant equity method investments are investments in associates.
2 The Group has significant influence over the investee through board seats or other measures.
3 The Group does not have a controlling financial interest in the investee.

Summarized aggregated financial information of these significant equity method investees follows.

in € m.	Dec 31, 2008	Dec 31, 2007
Total assets	31,665	27,789
Total liabilities	18,817	17,294
Revenues	4,081	4,722
Net income (loss)	882	1,108

The following are the components of the net income (loss) from all equity method investments.

in € m.	2008	2007
Net income (loss) from equity method investments:		
Pro-rata share of investees' net income (loss)	53	358
Net gains (losses) on disposal of equity method investments	87	9
Impairments	(94)	(14)
Total net income (loss) from equity method investments	**46**	**353**

There was no unrecognized share of losses of an investee, neither for the period, or cumulatively.

Equity method investments for which there were published price quotations had a carrying value of € 154 million and a fair value of € 147 million as of December 31, 2008, and a carrying value of € 160 million and a fair value of € 168 million as of December 31, 2007.

The investees have no significant contingent liabilities to which the Group is exposed.

In 2008 and 2007, none of the Group's investees experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

[15] Loans

The following are the principal components of loans by industry classification.

in € m.	Dec 31, 2008	Dec 31, 2007
Banks and insurance	26,998	12,850
Manufacturing	19,043	16,067
Households (excluding mortgages)	30,923	25,323
Households – mortgages	52,453	45,540
Public sector	9,972	5,086
Wholesale and retail trade	11,761	8,916
Commercial real estate activities	27,083	16,476
Lease financing	2,700	3,344
Other[1]	91,434	67,086
Gross loans	**272,367**	**200,689**
(Deferred expense)/unearned income	1,148	92
Loans less (deferred expense)/unearned income	**271,219**	**200,597**
Less: Allowance for loan losses	1,938	1,705
Total loans	**269,281**	**198,892**

1 Included in the category "other" is investment counseling and administration exposure of € 31.2 billion and € 20.4 billion for December 31, 2008 and December 31, 2007 respectively.

Further disclosure on loans is provided in Note [37].

[16] Allowance for Credit Losses

The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

The following table presents a breakdown of the movements in the Group's allowance for loan losses for the periods specified.

			2008			2007			2006
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	930	775	1,705	985	684	1,670	1,124	708	1,832
Provision for loan losses	382	702	1,084	146	505	651	16	336	352
Net charge-offs:	(301)	(477)	(778)	(149)	(378)	(527)	(116)	(328)	(444)
Charge-offs	(364)	(626)	(990)	(244)	(508)	(752)	(272)	(460)	(732)
Recoveries	63	149	212	95	130	225	156	132	288
Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–
Exchange rate changes/other	(34)	(39)	(74)	(52)	(36)	(88)	(39)	(32)	(70)
Allowance, end of year	977	961	1,938	930	775	1,705	985	684	1,670

The following table presents the activity in the Group's allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

			2008			2007			2006
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	**101**	**118**	**219**	**127**	**129**	**256**	**184**	**132**	**316**
Provision for off-balance sheet positions	(2)	(6)	(8)	(32)	(6)	(38)	(56)	2	(53)
Changes in the group of consolidated companies	–	–	–	7	3	10	1	–	1
Exchange rate changes/other	(1)	–	(1)	(1)	(8)	(8)	(2)	(5)	(7)
Allowance, end of year	**98**	**112**	**210**	**101**	**118**	**219**	**127**	**129**	**256**

[17] Derecognition of Financial Assets

The Group enters into transactions in which it transfers previously recognized financial assets, such as debt securities, equity securities and traded loans, but retains substantially all of the risks and rewards of those assets. Due to this retention, the transferred financial assets are not derecognized and the transfers are accounted for as secured financing transactions. The most common transactions of this nature entered into by the Group are repurchase agreements, securities lending agreements and total return swaps, in which the Group retains substantially all of the associated credit, equity price, interest rate and foreign exchange risks and rewards associated with the assets as well as the associated income streams.

The following table provides further information on the asset types and the associated transactions that did not qualify for derecognition, and their associated liabilities.

Carrying amount of transferred assets in € m.	Dec 31, 2008	Dec 31, 2007[1]
Trading securities not derecognized due to the following transactions:		
Repurchase agreements	47,816	143,703
Securities lending agreements	10,518	27,205
Total return swaps	4,104	5,394
Total trading securities	**62,438**	**176,302**
Other trading assets	1,248	1,951
Financial assets available for sale	472	–
Loans	2,250	–
Total	**66,408**	**178,253**
Carrying amount of associated liability	**58,286**	**155,847**

1 Prior year amounts have been adjusted.

Continuing involvement accounting is typically applied when the Group retains the rights to future cash flows of an asset, continues to be exposed to a degree of default risk in the transferred assets or holds a residual interest in, or enters into derivative contracts with, securitization or special purpose entities.

The following table provides further detail on the carrying value of the assets transferred in which the Group still has continuing involvement.

in € m.	Dec 31, 2008	Dec 31, 2007
Carrying amount of the original assets transferred:		
Trading securities	7,250	9,052
Other trading assets	4,190	3,695
Carrying amount of the assets continued to be recognized:		
Trading securities	4,490	6,489
Other trading assets	1,262	1,062
Carrying amount of associated liability	**6,383**	**7,838**

[18] Assets Pledged and Received as Collateral

The Group pledges assets primarily for repurchase agreements and securities borrowing agreements which are generally conducted under terms that are usual and customary to standard securitized borrowing contracts. In addition the Group pledges collateral against other borrowing arrangements and for margining purposes on OTC derivative liabilities. The carrying value of the Group's assets pledged as collateral for liabilities or contingent liabilities is as follows.

in € m.	Dec 31, 2008	Dec 31, 2007[1]
Interest-earning deposits with banks	69	436
Financial assets at fair value through profit or loss	72,736	178,660
Financial assets available for sale	517	866
Loans	21,100	14,096
Other[2]	24	183
Total	**94,446**	**194,241**

1 Prior year amounts have been adjusted.
2 Includes Property and equipment pledged as collateral in 2007.

Assets transferred where the transferee has the right to sell or repledge are disclosed on the face of the balance sheet. As of December 31, 2008, and December 31, 2007, these amounts were € 62 billion and € 179 billion, respectively.

As of December 31, 2008, and December 31, 2007, the Group had received collateral with a fair value of € 253 billion and € 473 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or repledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. As of December 31, 2008, and 2007, the Group had resold or repledged € 230 billion and € 449 billion, respectively. This was primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

[19] Property and Equipment

in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction-in-progress	Total
Cost of acquisition:					
Balance as of January 1, 2007	**2,644**	**2,346**	**1,339**	**111**	**6,440**
Changes in the group of consolidated companies	(219)	10	26	–	(183)
Additions	26	353	209	87	675
Transfers	(2)	10	78	(69)	17
Reclassifications (to)/from 'held for sale'	(62)	(10)	–	–	(72)
Disposals	742	312	145	2	1,201
Exchange rate changes	(103)	(100)	(63)	(3)	(269)
Balance as of December 31, 2007	**1,542**	**2,297**	**1,444**	**124**	**5,407**
Changes in the group of consolidated companies	(29)	–	(3)	–	(32)
Additions	20	253	182	484	939
Transfers	11	217	36	717	981
Reclassifications (to)/from 'held for sale'	–	–	(40)	–	(40)
Disposals	48	153	44	–	245
Exchange rate changes	(15)	(114)	(62)	(8)	(199)
Balance as of December 31, 2008	**1,481**	**2,500**	**1,513**	**1,317**	**6,811**
Accumulated depreciation and impairment:					
Balance as of January 1, 2007	**712**	**1,782**	**705**	**–**	**3,199**
Changes in the group of consolidated companies	39	(1)	1	–	39
Depreciation	65	224	142	–	431
Impairment losses	1	1	10	–	12
Reversals of impairment losses	–	–	–	–	–
Transfers	(3)	–	24	–	21
Reclassifications (to)/from 'held for sale'	(49)	(8)	–	–	(57)
Disposals	190	250	65	–	505
Exchange rate changes	(14)	(90)	(38)	–	(142)
Balance as of December 31, 2007	**561**	**1,658**	**779**	**–**	**2,998**
Changes in the group of consolidated companies	(6)	–	(1)	–	(7)
Depreciation	36	227	144	–	407
Impairment losses	–	1	15	–	16
Reversals of impairment losses	–	–	–	–	–
Transfers	(5)	18	6	–	19
Reclassifications (to)/from 'held for sale'	–	–	(40)	–	(40)
Disposals	9	108	39	–	156
Exchange rate changes	(7)	(91)	(40)	–	(138)
Balance as of December 31, 2008	**570**	**1,705**	**824**	**–**	**3,099**
Carrying amount:					
Balance as of December 31, 2007	**981**	**639**	**665**	**124**	**2,409**
Balance as of December 31, 2008	**911**	**795**	**689**	**1,317**	**3,712**

In 2008 Deutsche Bank completed a foreclosure on a property under construction, (with a carrying value of € 1.1 billion) previously held as collateral of a loan under Trading assets. Upon completion this asset will be transferred to investment property.

Impairment losses on property and equipment are recorded within "General and administrative expenses" in the income statement.

The carrying value of items of property and equipment on which there is a restriction on sale was € 65 million as of December 31, 2008.

Commitments for the acquisition of property and equipment were € 40 million at year-end.

[20] Leases

The Group is lessee under lease arrangements covering real property and equipment.

Finance Lease Commitments

The following table presents the net carrying value for each class of leasing assets held under finance leases.

in € m.	Dec 31, 2008	Dec 31, 2007
Land and buildings	95	97
Furniture and equipment	2	3
Other	–	–
Net carrying value	**97**	**100**

Additionally, the Group has sublet leased assets classified as finance leases with a net carrying value of € 60 million as of December 31, 2008, and € 309 million as of December 31, 2007.

The future minimum lease payments required under the Group's finance leases were as follows.

in € m.	Dec 31, 2008	Dec 31, 2007
Future minimum lease payments		
not later than one year	32	199
later than one year and not later than five years	118	186
later than five years	202	347
Total future minimum lease payments	**352**	**732**
Less: Future interest charges	160	282
Present value of finance lease commitments	**192**	**450**

Future minimum sublease payments of € 193 million are expected to be received under non-cancelable subleases as of December 31, 2008. As of December 31, 2007 future minimum sublease payments of € 421 million were expected. The amounts of contingent rents recognized in the income statement were € 1 million and € 0.4 million for the years ended December 31, 2008 and December 31, 2007, respectively.

Operating Lease Commitments

The future minimum lease payments required under the Group's operating leases were as follows.

in € m.	Dec 31, 2008	Dec 31, 2007
Future minimum rental payments		
not later than one year	765	639
later than one year and not later than five years	2,187	1,789
later than five years	2,797	1,815
Total future minimum rental payments	**5,749**	**4,243**
Less: Future minimum rentals to be received	245	253
Net future minimum rental payments	**5,504**	**3,990**

In 2008, € 762 million were charges relating to lease and sublease agreements, of which € 792 million was for minimum lease payments, € 19 million for contingent rents and € 48 million for sublease rentals received.

[21] Goodwill and Other Intangible Assets

Goodwill

Changes in Goodwill

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2008, and 2007, are shown below by business segment.

in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset and Wealth Management	Private & Business Clients	Corporate Investments	Total
Balance as of January 1, 2007	**3,228**	**448**	**3,037**	**470**	**87**	**7,270**
Purchase accounting adjustments	–	–	–	(8)	–	(8)
Goodwill acquired during the year	177	3	–	514	–	694
Goodwill related to dispositions without being classified as held for sale	–	–	(26)	–	(34)	(60)
Impairment losses[1]	–	–	–	–	(54)	(54)
Exchange rate changes/other	(329)	(35)	(242)	(5)	1	(610)
Balance as of December 31, 2007	**3,076**	**416**	**2,769**	**971**	**–**	**7,232**
Gross amount of goodwill	**3,076**	**416**	**2,769**	**971**	**261**	**7,493**
Accumulated impairment losses	**–**	**–**	**–**	**–**	**(261)**	**(261)**
Balance as of January 1, 2008	**3,076**	**416**	**2,769**	**971**	**–**	**7,232**
Purchase accounting adjustments	–	–	–	–	–	–
Goodwill acquired during the year	1	28	33	2	–	64
Reclassifications from held for sale	–	–	564	–	–	564
Goodwill related to dispositions without being classified as held for sale	–	–	(21)	–	–	(21)
Impairment losses[1]	(5)	–	(270)	–	–	(275)
Exchange rate changes/other	56	12	(100)[2]	1	–	(31)
Balance as of December 31, 2008	**3,128**	**456**	**2,975**	**974**	**–**	**7,533**
Gross amount of goodwill	**3,133**	**456**	**3,245**	**974**	**261**	**8,069**
Accumulated impairment losses	**(5)**	**–**	**(270)**	**–**	**(261)**	**(536)**

1 Impairment losses of goodwill are recorded as impairment of intangible assets in the income statement.
2 Includes € 10 million of reduction in goodwill related to a prior year's disposition.

In 2008, the main addition to goodwill in Asset and Wealth Management (AWM) was € 597 million related to Maher Terminals LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals. The total of € 597 million consists of an addition to goodwill amounting to € 33 million which resulted from the reacquisition of a minority interest stake in Maher Terminals. Further, discontinuing the held for sale accounting of Maher Terminals resulted in a transfer of € 564 million to goodwill from assets held for sale. The main addition to goodwill in Global Transaction Banking was € 28 million related to the acquisition of HedgeWorks LLC.

In 2007, the main addition to goodwill in Private & Business Clients was € 508 million related to the acquisition of Berliner Bank. The main addition to goodwill in Corporate Banking & Securities (CB&S) was € 149 million related to MortgageIT Holdings Inc.

In 2008, a total goodwill impairment loss of € 275 million was recorded. Of this total, € 270 million related to an investment in Asset and Wealth Management and € 5 million related to a listed investment in Corporate Banking & Securities. Both impairment losses related to investments which were not integrated into the primary cash-generating units within AWM and CB&S. The impairment review of the investment Maher Terminals in AWM was triggered by a significant decline in business volume as a result of the current economic climate. The fair value less costs to sell of the investment was determined based on a discounted cash flow model. The impairment review of the investment in CB&S was triggered by write-downs of certain other assets and the negative business outlook of the investment. The fair value less costs to sell of the investment was determined based on the market price of the listed investment.

An impairment review of goodwill was triggered in the first quarter of 2007 in Corporate Investments after the division realized a gain of € 178 million related to its equity method investment in Deutsche Interhotel Holding GmbH & Co. KG. As a result of this review, a goodwill impairment loss totaling € 54 million was recognized.

In 2006, a goodwill impairment loss of € 31 million was recorded in Corporate Investments. This goodwill related to a private equity investment in Brazil, which was not integrated into the cash-generating unit. The impairment loss was triggered by changes in local law that restricted certain businesses. The fair value less costs to sell of the investment was determined using a discounted cash flow methodology.

Goodwill Impairment Test

Goodwill is allocated to cash-generating units for the purpose of impairment testing, considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group's goodwill carrying cash-generating units primarily are Global Markets and Corporate Finance within the Corporate Banking & Securities segment, Global Transaction Banking, Asset Management and Private Wealth Management within the Asset and Wealth Management segment, Private & Business Clients and Corporate Investments. In addition, the segments CB&S and AWM carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments' primary cash-generating units.

Such goodwill is individually tested for impairment on the level of each of the nonintegrated investments and summarized as Others in the table below. The carrying amounts of goodwill by cash-generating unit for the years ended December 31, 2008, and 2007, are as follows.

in € m.	Global Markets	Corporate Finance	Global Transaction Banking	Asset Management	Private Wealth Management	Private & Business Clients	Corporate Investments	Others	Total Goodwill
As of December 31, 2007	2,078	978	416	1,794	975	971	–	20	7,232
As of December 31, 2008	2,113	1,000	456	1,765	904	974	–	321	7,533

Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying cash-generating unit with its carrying amount. The carrying amount of a cash-generating unit is derived based on the amount of equity allocated to a cash-generating unit. The carrying amount also considers the amount of goodwill and unamortized intangible assets of a cash-generating unit. The recoverable amount is the higher of a cash-generating unit's fair value less costs to sell and its value in use. The annual goodwill impairment tests in 2008, 2007 and 2006 did not result in an impairment loss of goodwill of the Group's primary cash-generating units as the recoverable amount for these cash-generating units was higher than their respective carrying amount.

The following sections describe how the Group determines the recoverable amount of its primary goodwill carrying cash-generating units and provides information on certain key assumptions on which management based its determination of the recoverable amount.

Recoverable Amount

The Group determines the recoverable amount of its primary cash-generating units on the basis of value in use and employs a valuation model based on discounted cash flows ("DCF"). The DCF model employed by the Group reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements.

The DCF model uses earnings projections based on financial plans agreed by management which, for purposes of the goodwill impairment test, are extrapolated to a five-year period in order to derive a sustainable level of estimated future earnings, which are discounted to their present value. Estimating future earnings requires judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macroeconomic environment. Earnings projections beyond the initial five-year period are assumed to increase by converging towards a constant long-term growth rate, which is based on expectations for the development of gross domestic product (GDP) and inflation, and are captured in the terminal value.

Key Assumptions and Sensitivities

The value in use of a cash-generating unit is sensitive to the earnings projections, to the discount rate applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model which is comprised of a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. Business-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates. Pre-tax discount rates applied to determine value in use of the cash-generating units in 2008 range from 12.9 % to 14.1 %.

Sensitivities: In validating the value in use determined for the cash-generating units, the major value drivers of each cash-generating unit are reviewed annually. In addition, key assumptions used in the DCF model (for example, the discount rate and the long-term growth rate) were sensitized to test the resilience of value in use. Management believes that the only circumstances where reasonable possible changes in key assumptions might have caused an impairment loss to be recognized were in respect of Global Markets and Corporate Finance where an increase of 25 % or 26 %, respectively, in the discount rate or a decrease of 23 % or 27 %, respectively, in projected earnings in every year of the initial five-year period, assuming unchanged values for the other assumptions, would have caused the recoverable amount to equal the respective carrying amount.

The backdrop of a contracting global economy and significant near-term challenges to the banking industry as a result of the financial crisis, and its implications for the Group's operating environment, may negatively impact the performance forecasts of certain of the Group's cash-generating units and, thus, could result in an impairment of goodwill in the future.

Other Intangible Assets

Other intangible assets are separated into those that are internally-generated, which consist only of internally-generated software, and purchased intangible assets. Purchased intangible assets are further split into amortized and unamortized other intangible assets.

The changes of other intangible assets by asset class for the years ended December 31, 2008, and 2007, are as follows.

	Internally generated intangible assets	Purchased intangible assets								
		Amortized					Unamortized			
in € m.	Software	Customer-related intangible assets	Value of business acquired	Contract-based intangible assets	Other	Total amortized purchased intangible assets	Retail investment management agreements	Other	Total unamortized purchased intangible assets	Total other intangible assets
Cost of acquisition/manufacture:										
Balance as of January 1, 2007	**369**	**400**	**–**	**103**	**314**	**817**	**877**	**8**	**885**	**2,071**
Additions	32	122	–	17	31	170	–	3	3	205
Changes in the group of consolidated companies	–	40	912	3	16	971	–	–	–	971
Disposals	–	–	–	4	24	28	–	–	–	28
Reclassifications to held for sale	–	–	–	–	4	4	–	–	–	4
Exchange rate changes	(27)	(28)	(49)	(10)	(10)	(97)	(91)	–	(91)	(215)
Balance as of December 31, 2007	**374**	**534**	**863**	**109**	**323**	**1,829**	**786**	**11**	**797**	**3,000**
Additions	46	19	–	38	19	76	–	4	4	126
Changes in the group of consolidated companies	–	5	5	–	–	10	–	4	4	14
Disposals	–	–	–	1	6	7	–	–	–	7
Reclassifications from held for sale	–	42	–	562	166	770	–	–	–	770
Exchange rate changes	(9)	(37)	(214)	–	(7)	(258)	31	(2)	29	(238)
Balance as of December 31, 2008	**411**	**563**	**654**	**708**	**495**	**2,420**	**817**	**17**	**834**	**3,665**
Accumulated amortization and impairment:										
Balance as of January 1, 2007	**334**	**103**	**–**	**41**	**251**	**395**	**–**	**–**	**–**	**729**
Amortization for the year	17	57	8	16	15	96	–	–	–	113[1]
Disposals	–	–	–	–	19	19	–	–	–	19
Reclassifications to held for sale	–	–	–	–	3	3	–	–	–	3
Impairment losses	–	2	–	–	3	5	74	–	74	79[2]
Exchange rate changes	(23)	(13)	–	(5)	(9)	(27)	–	–	–	(50)
Balance as of December 31, 2007	**328**	**149**	**8**	**52**	**238**	**447**	**74**	**–**	**74**	**849**
Amortization for the year	13	68	42	47	22	179	–	–	–	192[3]
Disposals	–	–	–	–	4	4	–	–	–	4
Impairment losses	–	6	–	1	–	7	304	–	304	311[4]
Exchange rate changes	(12)	(2)	(10)	–	(5)	(17)	2	–	2	(27)
Balance as of December 31, 2008	**329**	**221**	**40**	**100**	**251**	**612**	**380**	**–**	**380**	**1,321**
Carrying amount:										
As of December 31, 2007	**46**	**385**	**855**	**57**	**85**	**1,382**	**712**	**11**	**723**	**2,151**
As of December 31, 2008	**82**	**342**	**614**	**608**	**244**	**1,808**	**437**	**17**	**454**	**2,344**

1 Of which € 98 million were included in general and administrative expenses and € 15 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

2 Of which € 74 million were recorded as impairment of intangible assets and € 5 million were included in general and administrative expenses.

3 Of which € 181 million were included in general and administrative expenses and € 11 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

4 Of which € 310 million were recorded as impairment of intangible assets and € 1 million was recorded in commissions and fee income. The latter related to an impairment of mortgage servicing rights.

Amortized Intangible Assets

In 2008, the main addition to other intangible assets related to Maher Terminals, a privately held operator of port terminal facilities in North America. When held for sale accounting for Maher Terminals ceased as of September 30, 2008, € 770 million were reclassified from assets held for sale to amortized intangible assets. The total comprises contract-based (lease rights to operate the ports), other (trade names) and customer-related intangible assets. As of December 31, 2008, the carrying values were € 551 million for the lease rights, € 161 million for the trade names and € 35 million for the customer-related intangible assets. The amortization of these intangible assets is expected to end in 2030 for the lease rights, in 2027 for the trade names and between 2012 and 2022 for the customer-related intangible assets. The additions to other intangible assets in 2007 were mainly due to the acquisition of Abbey Life Assurance Company Limited, which resulted in the capitalization of a value of business acquired ("VOBA") of € 912 million. The VOBA represents the present value of the future cash flows of a portfolio of long-term insurance and investment contracts and is being amortized over an amortization period expected to end in 2039 (for further details see Notes [1] and [40]).

In 2008, impairment losses relating to customer-related intangible assets and contract-based intangible assets (mortgage servicing rights) amounting to € 6 million and € 1 million were recognized as impairment of intangible assets and in commissions and fee income, respectively, in the income statement. The impairment of customer-related intangible assets was recorded in Asset and Wealth Management and the impairment of contract-based intangible assets was recorded in Corporate Banking & Securities.

In 2007, impairment losses relating to purchased software and customer-related intangible assets amounting to € 3 million and € 2 million, respectively, were recognized as general and administrative expenses in the income statement. The impairment of the purchased software was recorded in Asset and Wealth Management and the impairment of the customer-related intangible assets was recorded in Global Transaction Banking.

In 2006, no impairment losses were recorded relating to amortized intangible assets.

Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method (except for the VOBA, as explained in Notes [1] and [40], and for mortgage servicing rights).

Mortgage servicing rights are amortized in proportion to and over the estimated period of net servicing revenues. The useful lives by asset class are as follows.

	Useful lives in years
Internally generated intangible assets:	
Software	up to 3
Purchased intangible assets:	
Customer-related intangible assets	up to 20
Contract-based intangible assets	up to 30
Value of business acquired	up to 30
Other	up to 20

Unamortized Intangible Assets

More than 96 % of unamortized intangible assets, amounting to € 437 million, relate to the Group's U.S. retail mutual fund business and are allocated to the Asset Management cash-generating unit. These assets are retail investment management agreements, which are contracts that give DWS Scudder the exclusive right to manage a variety of mutual funds for a specified period. Since the contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to be terminated in the foreseeable future. The rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. The intangible assets were valued at fair value based upon a third party valuation at the date of the Group's acquisition of Zurich Scudder Investments, Inc. in 2002.

In 2008 and 2007, losses of € 304 million and € 74 million respectively were recognized in the income statement as impairment of intangible assets. The impairment losses were related to retail investment management agreements and were recorded in Asset and Wealth Management. The impairment losses were due to declines in market values of invested assets as well as current and projected operating results and cash flows of investment management agreements, which had been acquired from Zurich Scudder Investments, Inc. The impairment recorded in 2008 related to certain open end and closed end funds whereas the impairment recorded in 2007 related to certain closed end funds and variable annuity funds. The recoverable amounts of the assets were calculated at fair value less costs to sell. As market prices are ordinarily not observable for such assets, the fair value was based on the best information available to reflect the amount the Group could obtain from a disposal in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal. Therefore, the fair value was determined based on the income approach, using a post-tax discounted cash flow calculation (multi-period excess earnings method).

In 2006, no impairment losses were recorded relating to unamortized intangible assets.

[22] Assets Held for Sale

As of December 31, 2008, the Group classified several real estate assets as held for sale. The Group reported these items in other assets and valued them at the lower of their carrying amount or fair value less costs to sell, which did not lead to an impairment loss in 2008.

The real estate assets included commercial and residential property in Germany and North America owned by the Corporate Division Corporate Banking & Securities (CB&S) through foreclosure. All these items are expected to be sold in 2009.

As of December 31, 2007, the Group classified three disposal groups (two subsidiaries and a consolidated fund) and several non-current assets as held for sale. The Group reported these items in Other assets and Other liabilities, and valued them at the lower of their carrying amount or fair value less costs to sell, resulting in an impairment loss of € 2 million in 2007, which was recorded in income before income taxes of the Group Division Corporate Investments (CI).

The three disposal groups included two in the Corporate Division Asset and Wealth Management (AWM). One was an Italian life insurance company for which a disposal contract was signed in December 2007 and which was sold in the first half of 2008, and a second related to a real estate fund in North America, which ceased to be classified as held for sale as of December 31, 2008. The expenses which were not to be recognized during the held for sale period, were recognized at the date of reclassification. This resulted in an increase of other expenses of € 13 million in AWM in 2008. This amount included expenses of € 3 million which related to 2007. Due to the current market conditions the timing of the ultimate disposal of this investment is uncertain. The last disposal group, a subsidiary in CI, was classified as held for sale at year-end 2006 but, due to circumstances arising in 2007 that were previously considered unlikely, was not sold in 2007. In 2008, the Group changed its plans to sell the subsidiary because the envisaged sales transaction did not materialize due to the lack of interest of the designated buyer. In the light of the weak market environment there are currently no sales activities regarding this subsidiary. The reclassification did not lead to any impact on revenues and expenses.

Non-current assets classified as held for sale as of December 31, 2007 included two alternative investments of AWM in North America, several office buildings in CI and in the Corporate Division Private & Business Clients (PBC), and other real estate assets in North America, obtained by CB&S through foreclosure. While the office buildings in CI and PBC and most of the real estate in CB&S were sold during 2008, the ownership structure of the two alternative investments Maher Terminals LLC and Maher Terminals of Canada Corp. was restructured and the Group consolidated these investments commencing June 30, 2008. Due to the current market conditions the timing of the ultimate disposal of these investments is uncertain. As a result, the assets and liabilities were no longer classified as held for sale at the end of the third quarter 2008. The revenues and expenses which were not to be recognized during the held for sale period were recognized at the date of reclassification. This resulted in a negative impact on other income of € 62 million and an increase of other expenses of € 38 million in AWM in 2008. These amounts included a charge to revenues of € 20 million and expenses of € 21 million which related to 2007.

As of December 31, 2006, in addition to the CI subsidiary mentioned above, two equity method investments in the Group Division CI, resulting in impairment losses of € 2 million, and two equity method investments in CB&S were classified held for sale. The latter four investments were sold in 2007.

The following are the principal components of assets and liabilities which the Group classified as held for sale for the years ended December 31, 2008, and 2007, respectively.

in € m.	Dec 31, 2008	Dec 31, 2007
Financial assets at fair value through profit or loss	–	417
Financial assets available for sale[1]	–	675
Equity method investments	–	871
Property and equipment	1	15
Other assets	131	864
Total assets classified as held for sale	**132**	**2,842**
Financial liabilities at fair value through profit or loss	–	417
Long-term debt	–	294
Other liabilities	–	961
Total liabilities classified as held for sale	**–**	**1,672**

1 An unrealized loss of € 12 million was recognized directly in equity at December 31, 2007.

[23] Other Assets and Other Liabilities

The following are the components of other assets and other liabilities.

in € m.	Dec 31, 2008	Dec 31, 2007
Other assets:		
Brokerage and securities related receivables		
Cash/margin receivables	56,492	34,277
Receivables from prime brokerage	17,844	44,389
Pending securities transactions past settlement date	8,383	14,307
Receivables from unsettled regular way trades	21,339	58,186
Total brokerage and securities related receivables	104,058	151,159
Accrued interest receivable	4,657	7,549
Other	29,114	24,930
Total other assets	**137,829**	**183,638**

in € m.	Dec 31, 2008	Dec 31, 2007
Other liabilities:		
Brokerage and securities related payables		
Cash/margin payables	40,955	17,029
Payables from prime brokerage	46,602	39,944
Pending securities transactions past settlement date	4,530	12,535
Payables from unsettled regular way trades	19,380	58,901
Total brokerage and securities related payables	111,467	128,409
Accrued interest payable	5,112	6,785
Other	44,019	36,250
Total other liabilities	**160,598**	**171,444**

[24] Deposits

The following are the components of deposits.

in € m.	Dec 31, 2008	Dec 31, 2007
Noninterest-bearing demand deposits	34,211	30,187
Interest-bearing deposits		
Demand deposits	143,702	144,349
Time deposits	152,481	236,071
Savings deposits	65,159	47,339
Total interest-bearing deposits	361,342	427,759
Total deposits	395,553	**457,946**

[25] Provisions

The following table presents movements by class of provisions.

in € m.	Operational/ Litigation	Other	Total[1]
Balance as of January 1, 2007	**919**	**593**	**1,512**
Changes in the group of consolidated companies	15	(32)	(17)
New provisions	266	362	628
Amounts used	(382)	(310)	(692)
Unused amounts reversed	(139)	(143)	(282)
Effects from exchange rate fluctuations/Unwind of discount	(62)	(11)	(73)
Balance as of December 31, 2007	**617**	**459**	**1,076**
Changes in the group of consolidated companies	1	21	22
New provisions	275	217	492
Amounts used	(75)	(135)	(210)
Unused amounts reversed	(61)	(111)	(172)
Effects from exchange rate fluctuations/Unwind of discount	5	(5)	–
Balance as of December 31, 2008	**762**	**446**	**1,208**

1 For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note [16] to the Group's consolidated financial statements, in which allowances for credit related off-balance sheet positions are disclosed.

Operational and Litigation

The Group defines operational risk as the potential for incurring losses in relation to staff, technology, projects, assets, customer relationships, other third parties or regulators, such as through unmanageable events, business disruption, inadequately-defined or failed processes or control and system failure.

Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group's final liabilities may ultimately be materially different. The Group's total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group's experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group's belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.

The Group's significant legal proceedings are described below.

Tax-Related Products. Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as "Deutsche Bank"), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 86 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 8 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. The Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims.

The United States Department of Justice ("DOJ") is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank (the "Individuals"). In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the "Accounting Firm"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the "Financial Institution"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ's criminal investigation is ongoing. In December 2008, following a trial of four of the Individuals, three of the Individuals were convicted of criminal charges. The Bank is engaged in discussions with DOJ concerning a resolution of the investigation.

Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG's Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.

On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer in the amount of initially approximately € 1.6 billion (the amount depended, among other things, on the development of the price for the shares of Axel Springer AG) plus interest. Meanwhile Dr. Kirch changed the calculation of his alleged damages and claims payment of approximately € 1.3 billion plus interest. In these proceedings he will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the Group's view, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated.

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. In the Group's view, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims, and the causality in respect of the basis and scope of the claimed damages as well as the effective assignment of the alleged claims to KGL Pool GmbH has not been sufficiently substantiated.

Credit-related matters. Deutsche Bank has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, and securitization of subprime and non-subprime residential mortgages. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under the Securities Act of 1933 or state common law, related to the residential mortgage business. Included in those litigations are (1) two putative class actions pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank's subsidiary Deutsche Bank Securities Inc. ("DBSI"), along with other financial institutions, as an underwriter of offerings of certain securities and mortgage pass-through certificates issued by Countrywide Financial Corporation or an affiliate; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (3) a putative class action pending in California Superior Court in Los Angeles County regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Indymac MBS, Inc.; (4) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; and (5) a putative class action pending in New York Supreme Court in New York County regarding the role of a number of financial institutions, including DBSI, as underwriter, and Deutsche Bank Trust Company Americas, a Deutsche Bank subsidiary, as trustee, to certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. Each of the civil litigations is in its early stages.

Auction rate securities. Deutsche Bank and DBSI are the subject of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold Auction Rate Preferred Securities and Auction Rate Securities (together "ARS") offered for sale by Deutsche Bank and DBSI between March 17, 2003 and February 13, 2008. DBSI and Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in four individual actions asserting various claims under the federal securities laws and state common law by four investors in ARS. The purported class action and three of the individual actions are in their early stages. One of the individual actions has been dismissed. Deutsche Bank is also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions, which are in their early stages, allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market.

Deutsche Bank has also received regulatory requests from the Securities and Exchange Commission ("SEC") and state regulatory agencies in connection with investigations relating to the marketing and sale of ARS. In August 2008, Deutsche Bank entered into agreements in principle with the New York Attorney General's Office ("NYAG") and the North American Securities Administration Association ("NASAA"), representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank and its subsidiaries; and to pay an aggregate penalty of U.S.$ 15 million to the NYAG and NASAA. The SEC's investigation is continuing.

ÖBB Litigation. In September 2005, Deutsche Bank AG entered into a Portfolio Credit Default Swap ("PCDS") transaction with ÖBB Infrastruktur Bau AG ("ÖBB"), a subsidiary of Österreichische Bundesbahnen-Holding Aktiengesellschaft. Under the PCDS, ÖBB assumed the credit risk of a € 612 million AAA rated tranche of a diversified portfolio of corporates and asset-backed securities ("ABS"). As a result of the developments in the ABS market since mid 2007, the market value of the PCDS declined and ÖBB recorded substantial mark-to-market losses on the position and intends to post a provision for the entire notional amount of the PCDS in its financial accounts for the fiscal year 2008.

In June of 2008, ÖBB filed a claim against Deutsche Bank AG in the Vienna Trade Court, asking that the Court declare the PCDS null and void. ÖBB argues that the transaction violates Austrian law, and alleges to have been misled about certain features of the PCDS. ÖBB's claim was dismissed by the Trade Court in January 2009. ÖBB has stated that it will appeal the decision.

Other

Other provisions include non-staff related provisions that are not captured on other specific provision accounts and provisions for restructuring. Restructuring provisions are recorded in conjunction with acquisitions as well as business realignments. Other costs primarily include, among others, amounts for lease terminations and related costs.

[26] Other Short-Term Borrowings

The following are the components of other short-term borrowings.

in € m.	Dec 31, 2008	Dec 31, 2007
Other short-term borrowings:		
Commercial paper	26,095	31,187
Other	13,020	22,223
Total other short-term borrowings	**39,115**	**53,410**

[27] Long-Term Debt and Trust Preferred Securities

Long-Term Debt

The following table presents the Group's long-term debt by contractual maturity.

By remaining maturities in € m.	Due in 2009	Due in 2010	Due in 2011	Due in 2012	Due in 2013	Due after 2013	Total Dec 31, 2008	Total Dec 31, 2007
Senior debt:								
Bonds and notes:								
Fixed rate	10,851	6,571	13,173	11,037	7,642	27,253	76,527	72,173
Floating rate	9,306	8,513	6,225	9,066	3,866	12,151	49,127	46,384
Subordinated debt:								
Bonds and notes:								
Fixed rate	696	7	293	167	1,163	1,454	3,780	3,883
Floating rate	1,372	1,376	974	499	47	154	4,422	4,263
Total long-term debt	**22,225**	**16,467**	**20,665**	**20,769**	**12,718**	**41,012**	**133,856**	**126,703**

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2008 and 2007.

Trust Preferred Securities

The following table summarizes the Group's fixed and floating rate trust preferred securities, which are perpetual instruments, redeemable at specific future dates at the Group's option.

in € m.	Dec 31, 2008	Dec 31, 2007
Fixed rate	9,147	3,911
Floating rate	582	2,434
Total trust preferred securities	**9,729**	**6,345**

Additional Notes

[28] Obligation to Purchase Common Shares

The Group enters into derivative instruments indexed to Deutsche Bank common shares in order to acquire shares to satisfy employee share-based compensation awards and for trading purposes. Forward purchases and written put options in which Deutsche Bank common shares are the underlying are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. As of December 31, 2008, and December 31, 2007, the obligation of the Group to purchase its own common shares amounted to € 4 million and € 3.6 billion, respectively, as summarized in the following table.

				Dec 31, 2008				Dec 31, 2007
	Amount of obligation	Number of shares	Weighted Average Forward/ Exercise Price	Maturity	Amount of obligation	Number of shares	Weighted Average Forward/ Exercise Price	Maturity
	in € m.	in million	in €		in € m.	in million	in €	
Forward purchase contracts	–	–	–	> 3 months – 1 year	864	13.5	63.84	> 3 months – 1 year
	–	–	–	> 1 year – 5 years	2,678	31.8	84.27	> 1 year – 5 years
Written put options	4	0.1	80.00	> 3 months – 1 year	7	0.1	49.73	> 3 months – 1 year
	–	–	–	> 1 year – 5 years	4	0.1	80.00	> 1 year – 5 years
Total	**4**	**0.1**			**3,553**	**45.5**		

In December 2008, the Group decided to amend existing forward purchase contracts covering 33.6 million Deutsche Bank common shares from physical settlement to net-cash settlement. The forward purchase contracts were used to satisfy employee share-based compensation awards. This amendment resulted in the derecogniton of the related obligation to purchase common shares and the corresponding charge to shareholders' equity. The negative market value of the derivatives as of the amendment date was recorded as Financial liability at fair value through profit or loss with a corresponding debit to Additional paid-in capital.

[29] Common Shares

Common Shares

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2007	**524,768,009**	**(26,117,735)**	**498,650,274**
Shares issued under share-based compensation plans	5,632,091	–	5,632,091
Shares purchased for treasury	–	(414,516,438)	(414,516,438)
Shares sold or distributed from treasury	–	411,299,354	411,299,354
Common shares, December 31, 2007	**530,400,100**	**(29,334,819)**	**501,065,281**
Shares issued under share-based compensation plans	458,915	–	458,915
Capital increase	40,000,000	–	40,000,000
Shares purchased for treasury	–	(369,614,111)	(369,614,111)
Shares sold or distributed from treasury	–	390,756,870	390,756,870
Common shares, December 31, 2008	**570,859,015**	**(8,192,060)**	**562,666,955**

There are no issued ordinary shares that have not been fully paid.

Shares purchased for treasury consist of shares held by the Group for a period of time, as well as any shares purchased with the intention of being resold in the short term. In addition, the Group has launched share buy-back programs. Shares acquired under these programs serve among other things, share-based compensation programs, and also allow the Group to balance capital supply and demand. The fifth buy-back program was completed in May 2007 when the sixth buy-back program was started. It was completed in May 2008 and since then no new share buy-back program has been started. In the fourth quarter of 2008, the majority of the remaining shares have been sold in the market. All such transactions were recorded in shareholders' equity and no revenues and expenses were recorded in connection with these activities.

On September 22, 2008, Deutsche Bank AG issued 40 million new common shares at € 55 per share, resulting in total proceeds of € 2.2 billion. The shares were issued with full dividend rights for the year 2008 from authorized capital and without subscription rights.

Authorized and Conditional Capital

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for non-cash consideration. As of December 31, 2008, Deutsche Bank had authorized but unissued capital of € 308,600,000 which may be issued at various dates through April 30, 2012 as follows.

Authorized capital	Expiration date
€ 150,000,000	April 30, 2009
€ 128,000,000[1]	April 30, 2011
€ 30,600,000	April 30, 2012

1 Capital increase may be affected for non-cash contributions with the intent of acquiring a company or holdings in companies.

The Annual General Meeting on May 29, 2008 authorized the Management Board to increase the share capital by up to a total of € 140,000,000 against cash payments or contributions in kind with the consent of the Supervisory Board. The expiration date is April 30, 2013. This additional authorized capital was not entered in the Commercial Register as of December 31, 2008. It will become effective upon its entry in the Commercial Register.

Deutsche Bank also had conditional capital of € 153,815,099. Conditional capital is available for various instruments that may potentially be converted into common shares.

The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose, share capital was increased conditionally by up to € 150,000,000.

Under the DB Global Partnership Plan, € 51,200,000 of conditional capital was available for option rights available for grant until May 10, 2003 and € 64,000,000 for option rights available for grant until May 20, 2005. A total of 980,143 option rights were granted and not exercised as of December 31, 2008. Therefore, capital can still be increased by € 2,509,166 under this plan. Also, the Management Board was authorized at the Annual General Meeting on May 17, 2001 to issue, with the consent of the Supervisory Board, up to 12,000,000 option rights on Deutsche Bank shares on or before December 31, 2003 of which 510,130 option rights were granted and not exercised as of December 31, 2008 under the DB Global Share Plan (pre-2004). Therefore, capital still can be increased by € 1,305,933 under this plan. These plans are described in Note [31].

The Annual General Meeting on May 29, 2008 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2013. For this purpose, share capital was increased conditionally by up to € 150,000,000. This conditional capital was not entered in the Commercial Register as of December 31, 2008. It will become effective upon its entry in the Commercial Register.

Dividends

The following table presents the amount of dividends proposed or declared for the years ended December 31, 2008, 2007 and 2006, respectively.

	2008 (proposed)	2007	2006
Cash dividends declared[1] (in € m.)	310	2,274	2,005
Cash dividends declared per common share (in €)	0.50	4.50	4.00

1 Cash dividend for 2008 is based on the maximum number of shares that will be entitled to a dividend payment for the year 2008.

No dividends have been declared since the balance sheet date.

[30] Changes in Equity

in € m.	2008	2007	2006
Common shares			
Balance, beginning of year	1,358	1,343	1,420
Capital increase	102	–	–
Common shares issued under share-based compensation plans	1	15	25
Retirement of common shares	–	–	(102)
Balance, end of year	1,461	1,358	1,343
Additional paid-in capital			
Balance, beginning of year	15,808	15,246	14,464
Net change in share awards in the reporting period	225	122	(258)
Capital increase	2,098	–	–
Common shares issued under share-based compensation plans	17	377	663
Tax benefits related to share-based compensation plans	(136)	(44)	285
Amendment of derivative instruments indexed to Deutsche Bank common shares	(1,815)	–	–
Option premiums on options on Deutsche Bank common shares	3	76	(81)
Net gains (losses) on treasury shares sold	(1,191)	28	171
Other	(48)	3	2
Balance, end of year	14,961	15,808	15,246
Retained earnings			
Balance (adjusted), beginning of year[1]	26,051	20,900	18,221
Net income (loss) attributable to Deutsche Bank shareholders	(3,835)	6,474	6,070
Actuarial gains (losses) related to defined benefit plans, net of tax	(1)	486	84
Cash dividends declared and paid	(2,274)	(2,005)	(1,239)
Dividend related to equity classified as obligation to purchase common shares	226	277	180
Net gains on treasury shares sold	–	–	191
Retirement of common shares	–	–	(2,667)
Other effects from options on Deutsche Bank common shares	(4)	3	60
Other	(89)	(84)	–
Balance, end of year	20,074	26,051	20,900
Common shares in treasury, at cost			
Balance, beginning of year	(2,819)	(2,378)	(3,368)
Purchases of shares	(21,736)	(41,128)	(38,830)
Sale of shares	22,544	39,677	35,998
Retirement of shares	–	–	2,769
Treasury shares distributed under share-based compensation plans	1,072	1,010	1,053
Balance, end of year	(939)	(2,819)	(2,378)
Equity classified as obligation to purchase common shares			
Balance, beginning of year	(3,552)	(4,307)	(4,449)
Additions	(366)	(1,292)	(2,140)
Deductions	1,225	2,047	2,282
Amendment of derivative instruments indexed to Deutsche Bank common shares	2,690	–	–
Balance, end of year	(3)	(3,552)	(4,307)
Net gains (losses) not recognized in the income statement, net of tax			
Balance (adjusted), beginning of year[2]	1,047	2,365	2,751
Change in unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other[3]	(4,517)	427	466
Change in unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[4]	(297)	(7)	(54)
Foreign currency translation, net of tax[5]	(1,084)	(1,738)	(798)
Balance, end of year	(4,851)	1,047	2,365
Total shareholders' equity, end of year	**30,703**	**37,893**	**33,169**
Minority interest			
Balance, beginning of year	1,422	717	624
Minority interests in net profit or loss	(61)	36	9
Increases	732	1,048	744
Decreases and dividends	(906)	(346)	(624)
Foreign currency translation, net of tax	24	(33)	(36)
Balance, end of year	1,211	1,422	717
Total equity, end of year	**31,914**	**39,315**	**33,886**

1 The beginning balances were increased by € 935 million, € 449 million and € 365 million for the years ended December 31, 2008, 2007 and 2006, respectively, for a change in accounting policy and other adjustments in accordance with Note [1].

2 The beginning balances were reduced by € (86) million and € (38) million for the years ended December 31, 2008 and 2007, respectively, for a change in accounting policy and other adjustments in accordance with Note [1].

3 Thereof € (32) million, € (9) million and € (84) million related to the Group's share of changes in equity of associates or jointly controlled entities for the years ended December 31, 2008, 2007 and 2006, respectively.

4 Thereof € (119) million and € (7) million related to the Group's share of changes in equity of associates or jointly controlled entities for the years ended December 31, 2008 and 2006, respectively.

5 Thereof € 19 million, € (12) million and € 1 million related to the Group's share of changes in equity of associates or jointly controlled entities for the years ended December 31, 2008, 2007 and 2006, respectively.

[31] Share-Based Compensation Plans

Share-Based Compensation Plans used for Granting New Awards in 2008

The Group currently grants share-based compensation under three main plans. All awards represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award. The terms of the three main plans are presented in the table below.

Plan		Vesting schedule	Early retirement provisions	Eligibility
Global Partnership Plan Equity Units	Annual Award	80 %: 24 months[1]	No	Group Board
		20 %: 42 months		
DB Equity Plan	Annual Award	50 %: 24 months	Yes	Select employees as annual retention
		25 %: 36 months		
		25 %: 48 months		
	Off Cycle Award	Individual specification[2]	No	Select employees to attract or retain key staff
Global Share Plan – Germany		100 %: 12 months	No	Employee plan granting up to 10 shares per employee in Germany[3]

1 With delivery after further 18 months
2 Weighted average relevant service period: 12 months
3 Participant must have been active and working for the Group for at least one year at date of grant

An award, or portions of it, may be forfeited if the recipient voluntarily terminates employment before the end of the relevant vesting period. Early retirement provisions for the DB Equity Plan – Annual Award, however, allow continued vesting after voluntary termination of employment, when certain conditions regarding age or tenure are fulfilled.

Vesting usually continues after termination of employment in cases such as redundancy or retirement. Vesting is accelerated if the recipient's termination of employment is due to death or disability.

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan and the Global Share Plan was used for making awards from 2007 onwards.

The Management Board announced in 2007 its intention to discontinue the Global Share Plan in its current form, and to replace it with country specific all employee share plans. The review for suitable replacement plans is still ongoing. Taking into account new legislation being implemented in Germany, which supports tax optimized share investment, the Board approved a final offer of the current Global Share Plan in 2008 for Germany as an interim solution, until legislation becomes effective in 2009.

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

Share-Based Compensation Plans used for Granting Awards prior to 2008

Share Plans and Stock Appreciation Right Plans

Prior to 2008, the Group granted share-based compensation under a number of other plans. The following table summarizes the main features of these prior plans.

Plan		Vesting schedule	Early retirement provisions	Eligibility	Last grant in
Restricted Equity Units (REU) Plan	Annual Award	80 % : 48 months[1] 20 % : 54 months	Yes	Select employees as annual retention	2006
DB Share Scheme	Annual Award	1/3 : 6 months 1/3 : 18 months 1/3 : 30 months	No	Select employees as annual retention	2006
	Off Cycle Award	Individual specification	No	Select employees to attract or retain key staff	2006
DB Key Employee Equity Plan (KEEP)		Individual specification	No	Select executives	2005
Stock Appreciation Rights (SAR) Plan		Exercisable after 36 months Expiry after 72 months	No	Select employees	2002
Global Share Plan		100 %: 12 months	No	All employee plan granting up to 10 shares per employee	2007

1 With delivery after further 6 months

The REU Plan, DB Share Scheme and DB KEEP represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award.

An award, or portion of it, may be forfeited if the recipient voluntarily terminates employment before the end of the relevant vesting period. Early retirement provisions for the REU Plan, however, allow continued vesting after voluntary termination of employment when certain conditions regarding age or tenure are fulfilled.

Vesting usually continues after termination of employment in certain cases, such as redundancy or retirement. Vesting is accelerated if the recipient's termination of employment is due to death or disability.

The SAR plan provided eligible employees of the Group with the right to receive cash equal to the appreciation of Deutsche Bank common shares over an established strike price. The last rights granted under the SAR plan expired in 2007.

Performance Options

Deutsche Bank used performance options as a remuneration instrument under the Global Partnership Plan and the pre-2004 Global Share Plan. No new options were issued under these plans after February 2004. As of December 31, 2008, all options were exercisable.

The following table summarizes the main features related to performance options granted under the pre-2004 Global Share Plan and the Global Partnership Plan.

Plan	Grant Year	Exercise price	Additional Partnership Appreciation Rights (PAR)	Exercisable until	Eligibility
Global Share Plan (pre-2004) Performance Options	2001	€ 87.66	No	Nov 2007	All employees[1]
	2002	€ 55.39	No	Nov 2008	All employees[1]
	2003	€ 75.24	No	Dec 2009	All employees[1]
Global Partnership Plan Performance Options	2002	€ 89.96	Yes	Feb 2008	Select executives
	2003	€ 47.53	Yes	Feb 2009	Select executives
	2004	€ 76.61	Yes	Feb 2010	Group Board

1 Participant must have been active and working for the Group for at least one year at date of grant

Under both plans, the option represents the right to purchase one Deutsche Bank common share at an exercise price equal to 120 % of the reference price. This reference price was set as the higher of the fair market value of the common shares on the date of grant or an average of the fair market value of the common shares for the ten trading days on the Frankfurt Stock Exchange up to, and including, the date of grant.

Performance options under the Global Partnership Plan were granted to select executives in the years 2002 to 2004. All these performance options are fully vested. Participants were granted one Partnership Appreciation Right (PAR) for each option granted. PARs represent a right to receive a cash award in an amount equal to 20 % of the reference price. The reference price was determined in the same way as described above for the performance options. PARs vested at the same time and to the same extent as the performance options. They are automatically exercised at the same time, and in the same proportion, as the Global Partnership Plan performance options.

Performance options under the Global Share Plan (pre-2004), a broad-based employee plan, were granted in the years 2001 to 2003. The plan allowed the purchase of up to 60 shares in 2001 and up to 20 shares in both 2002 and 2003. For each share purchased, participants were granted one performance option in 2001 and five performance options in 2002 and 2003. Performance options under the Global Share Plan (pre-2004) are forfeited upon termination of employment. Participants who retire or become permanently disabled retain the right to exercise the performance options.

Compensation Expense

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award.

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid. For awards granted under the cash plan version of the DB Equity Plan and DB Global Share Plan, remeasurement is based on the current market price of Deutsche Bank common shares.

A further description of the underlying accounting principles can be found in Note [1].

The Group recognized compensation expense related to its significant share-based compensation plans as follows:

in € m.	2008	2007	2006
DB Global Partnership Plan	10	7	9
DB Global Share Plan	39	49	43
DB Share Scheme/Restricted Equity Units Plan/DB KEEP/DB Equity Plan	1,249	1,088	751
Stock Appreciation Rights Plan[1]	–	1	19
Total	**1,298**	**1,145**	**822**

1 For the years ended December 31, 2007 and 2006, net gains of € 1 million and € 73 million from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

Of the compensation expense recognized in 2008 and 2007 approximately € 4 million and € 10 million, respectively, was attributable to the cash-settled variant of the DB Global Share Plan and the DB Equity Plan.

Share-based payment transactions which will result in a cash payment give rise to a liability, which amounted to approximately € 10 million and € 8 million for the years ended December 31, 2008 and 2007 respectively. This liability is attributable to unvested share awards.

As of December 31, 2008 and 2007, unrecognized compensation cost related to non-vested share-based compensation was approximately € 0.6 billion and € 1.0 billion respectively.

Award-Related Activities

Share Plans

The following table summarizes the activity in plans involving share awards, which are those plans granting a contingent right to receive Deutsche Bank common shares after a specified period of time. It also includes the grants under the cash plan variant of the DB Equity Plan and DB Global Share Plan.

in thousands of units (except per share data)	Global Partnership Plan Equity Units	DB Share Scheme/ DB KEEP/REU/ DB equity plan	Global Share Plan (since 2004)	Total	Weighted-average grant date fair value per unit
Balance as of December 31, 2006	**359**	**61,604**	**555**	**62,518**	**€ 53.50**
Granted	92	14,490	600	15,182	€ 95.25
Issued	(127)	(23,956)	(518)	(24,601)	€ 41.17
Forfeited	–	(2,829)	(38)	(2,867)	€ 72.85
Balance as of December 31, 2007	**324**	**49,309**	**599**	**50,232**	**€ 71.05**
Granted	150	18,007	258	18,415	€ 61.17
Issued	(139)	(16,541)	(561)	(17,241)	€ 62.52
Forfeited	–	(2,508)	(38)	(2,546)	€ 73.44
Balance as of December 31, 2008	**335**	**48,267**	**258**	**48,860**	**€ 70.22**

In addition to the amounts shown in the table above, in February 2009 the Group granted retention awards of approximately 18.3 million units, with an average fair value of € 17.28 per unit under the DB Equity Plan for 2009. Approximately 0.3 million of these grants under the DB Equity Plan were granted under the cash plan variant of this plan.

Furthermore, awards under the DB Restricted Cash Plan, amounting to approximately € 1.0 billion, were also granted in February 2009. The DB Restricted Cash Plan is neither share-based nor related to the performance of Deutsche Bank common shares.

Approximately 5.4 million shares were issued to plan participants in February 2009, resulting from the vesting of prior years DB Equity Plan awards.

Performance Options

The following table summarizes the activities for performance options granted under the Global Partnership Plan and the DB Global Share Plan (pre-2004).

in thousands of units (except per share data and exercise prices)	Global Partnership Plan Performance Options	Weighted-average exercise price[1]	DB Global Share Plan (pre-2004) Performance Options	Weighted-average exercise price
Balance as of December 31, 2006	**6,976**	**€ 75.96**	**1,327**	**€ 69.11**
Exercised	(5,339)	€ 82.91	(293)	€ 69.47
Forfeited	–	–	(154)	€ 65.37
Expired	–	–	(68)	€ 87.66
Balance as of December 31, 2007	**1,637**	**€ 53.32**	**812**	**€ 68.14**
Exercised	(434)	€ 47.53	(26)	€ 57.67
Forfeited	–	–	(16)	€ 65.75
Expired	(223)	€ 89.96	(260)	€ 55.39
Balance as of December 31, 2008	**980**	**€ 47.53**	**510**	**€ 75.24**

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

The following three tables present details related to performance options outstanding as of December 31, 2008, 2007 and 2006, by range of exercise prices.

Range of exercise prices	Performance options outstanding December 31, 2008		
	Options outstanding (in thousands)	Weighted-average exercise price[1]	Weighted-average remaining contractual life
€ 40.00 – 59.99	980	€ 47.53	1 month
€ 60.00 – 79.99	510	€ 75.24	12 months
€ 80.00 – 99.99	–	–	–

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

Range of exercise prices	Performance options outstanding December 31, 2007		
	Options outstanding (in thousands)	Weighted-average exercise price[1]	Weighted-average remaining contractual life
€ 40.00 – 59.99	1,704	€ 48.87	13 months
€ 60.00 – 79.99	522	€ 75.24	24 months
€ 80.00 – 99.99	223	€ 89.96	1 month

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

Range of exercise prices	Performance options outstanding December 31, 2006		
	Options outstanding (in thousands)	Weighted-average exercise price[1]	Weighted-average remaining contractual life
€ 40.00 – 59.99	2,757	€ 48.89	25 months
€ 60.00 – 79.99	804	€ 75.34	36 months
€ 80.00 – 99.99	4,742	€ 89.91	13 months

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

The weighted average share price at the date of exercise was € 64.31, € 99.70 and € 91.72 in the years ended December 31, 2008, 2007 and 2006, respectively.

Approximately 980,000 Global Partnership Plan Performance Options granted in 2003 expired on February 1, 2009.

Stock Appreciation Rights Plan

The following table summarizes the activities for the Stock Appreciation Rights Plan.

in thousands of units (except for strike and exercise prices)	Stock Appreciation Rights Plan	
	Units	Weighted-average strike price
Balance as of December 31, 2006	**401**	**€ 74.83**
Exercised	(330)	€ 75.82
Forfeited	–	–
Expired	(71)	€ 70.31
Balance as of December 31, 2007	**–**	**–**
Exercised	–	–
Forfeited	–	–
Expired	–	–
Balance as of December 31, 2008	**–**	**–**

[32] Employee Benefits

The Group provides a number of post-employment benefit plans. In addition to defined contribution plans, there are plans accounted for as defined benefit plans. The Group's defined benefit plans are classified as post-employment medical plans and retirement benefit plans such as pensions.

The majority of the beneficiaries of retirement benefit plans are located in Germany, the United Kingdom and the United States. The value of a participant's accrued benefit is based primarily on each employee's remuneration and length of service.

The Group's funding policy is to maintain full coverage of the defined benefit obligation ("DBO") by plan assets within a range of 90 % to 110 % of the obligation, subject to meeting any local statutory requirements. Any obligation for the Group's unfunded plans is accrued for as book provision.

Moreover, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.

December 31 is the measurement date for all plans. All plans are valued using the projected unit-credit method.

The following table provides reconciliations of opening and closing balances of the defined benefit obligation and of the fair value of plan assets of the Group's defined benefit plans over the years ended December 31, 2008 and 2007, as well as a statement of the funded status as of December 31 in each year.

	Retirement benefit plans		Post-employment medical plans	
in € m.	2008	2007	2008	2007
Change in defined benefit obligation:				
Balance, beginning of year	8,518	9,129	116	147
Current service cost	264	265	2	3
Interest cost	453	436	7	8
Contributions by plan participants	8	6	–	–
Actuarial loss (gain)	(160)	(902)	1	(21)
Exchange rate changes	(572)	(354)	1	(15)
Benefits paid	(393)	(378)	(8)	(6)
Past service cost (credit)	14	11	–	–
Acquisitions[1]	–	313	–	–
Divestitures	–	(3)	–	–
Settlements/curtailments	(1)	(19)	–	–
Other[2]	58	14	–	–
Balance, end of year	**8,189**	**8,518**	**119**	**116**
Change in fair value of plan assets:				
Balance, beginning of year	9,331	9,447	–	–
Expected return on plan assets	446	435	–	–
Actuarial gain (loss)	(221)	(266)	–	–
Exchange rate changes	(689)	(351)	–	–
Contributions by the employer	239	171	–	–
Contributions by plan participants	8	6	–	–
Benefits paid[3]	(358)	(355)	–	–
Acquisitions[4]	–	246	–	–
Divestitures	–	–	–	–
Settlements	(1)	(13)	–	–
Other[2]	–	11	–	–
Balance, end of year	**8,755**	**9,331**	**–**	**–**
Funded status, end of year	**566**	**813**	**(119)**	**(116)**

1 Abbey Life, Berliner Bank (2007)
2 Includes opening balance of first time application of smaller plans.
3 For funded plans only.
4 Abbey Life (2007)

The Group's primary investment objective is to immunize broadly the Bank to large swings in the funded status of the retirement benefit plans, with some limited amount of risk-taking through duration mismatches and asset class diversification. The aim is to maximize returns within a defined risk tolerance level specified by the Group.

The actual return on plan assets for the years ended December 31, 2008, and December 31, 2007, was € 225 million and € 169 million, respectively. In both years, market movements caused the actual returns on plan assets to be lower than expected under the long term actuarial assumptions, but this actuarial loss on plan assets was partially compensated for in 2008 (but more than compensated for in 2007) by an actuarial gain on liabilities due to market movements.

The Group expects to contribute approximately € 200 million to its retirement benefit plans in 2009. The final amounts to be contributed in 2009 will be determined in the fourth quarter of 2009.

The table below reflects the benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter. The amounts include benefits attributable to estimated future employee service.

in € m.	Retirement benefit plans	Post-employment medical plans[1]
2009	406	8
2010	419	8
2011	437	9
2012	458	9
2013	462	9
2014 – 2018	2,540	47

1 Net of expected reimbursements from Medicare for prescription drug benefits of approximately € 1 million each year from 2009 until 2012, € 2 million in 2013 and € 9 million in the aggregate from 2014 through 2018.

The following table provides an analysis of the defined benefit obligation into amounts arising from plans that are wholly unfunded and amounts arising from plans that are wholly or partly funded.

	Retirement benefit plans		Post-employment medical plans	
in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Benefit obligation	8,189	8,518	119	116
– unfunded	245	121	119	116
– funded	7,944	8,397	–	–

The following table shows the amounts for the current annual period and the previous two annual periods of the present value of the defined benefit obligation, the fair value of plan assets and the funded status as well as the experience adjustments arising on the obligation and the plan assets.

in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Retirement benefit plans			
Defined benefit obligation	8,189	8,518	9,129
thereof: experience adjustments (loss (gain))	24	(68)	18
Fair Value of plan assets	8,755	9,331	9,447
thereof: experience adjustments (gain (loss))	(221)	(266)	(368)
Funded status	**566**	**813**	**318**
Post-employment medical plans			
Defined benefit obligation	119	116	147
thereof: experience adjustments (loss (gain))	(5)	(17)	(27)
Funded status	**(119)**	**(116)**	**(147)**

The following table presents a reconciliation of the funded status to the net amount recognized in the balance sheet as of December 31, 2008 and 2007, respectively.

	Retirement benefit plans		Post-employment medical plans	
in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Funded status	566	813	(119)	(116)
Past service cost (credit) not recognized	–	–	–	–
Asset ceiling	(9)	(9)	–	–
Net asset (liability) recognized	557	804	(119)	(116)

The Group has adopted a policy of recognizing actuarial gains and losses in the period in which they occur. Actuarial gains and losses are taken directly to shareholders' equity and are presented in the Consolidated Statement of Recognized Income and Expense and in Note [30]. The following table shows the cumulative amounts recognized as at December 31, 2008 since inception of IFRS on January 1, 2006 as well as the amounts recognized in the years ended December 31, 2008 and 2007, respectively, not taking deferred taxes into account. Deferred taxes are disclosed in a separate table for income taxes taken to equity in Note [33]. Adjusted amounts recognized for prior periods are presented in Note [1].

	Amount recognized in the Consolidated Statement of Recognized Income and Expense (gain (loss))		
in € m.	Dec 31, 2008[1]	2008	2007
Retirement benefit plans:			
Actuarial gain (loss)	645	(61)	636
Asset ceiling	(9)	–	(4)
Total retirement benefit plans	**636**	**(61)**	**632**
Post-employment medical plans:			
Actuarial gain (loss)	53	(1)	21
Total post-employment medical plans	**53**	**(1)**	**21**
Total amount recognized	**689**	**(62)**	**653**

1 Accumulated since inception of IFRS and inclusive of the impact of exchange rate changes.

Expenses for defined benefit plans recognized in the Consolidated Statement of Income for the years ended December 31, 2008, 2007 and 2006 included the following items. All items are part of compensation and benefits expenses.

in € m.	2008	2007	2006
Expenses for retirement benefit plans:			
Current service cost	264	265	284
Interest cost	453	436	395
Expected return on plan assets	(446)	(435)	(413)
Past service cost (credit) recognized immediately	14	11	32
Settlements/curtailments	–	(5)	(5)
Recognition of actuarial losses (gains) due to settlements/curtailments[1]	9	(6)	(2)
Amortization of actuarial losses (gains)[1]	1	(1)	–
Asset ceiling[1]	(2)	2	–
Total retirement benefit plans	**293**	**267**	**291**
Expenses for post-employment medical plans:			
Current service cost	2	3	5
Interest cost	7	8	10
Amortization of actuarial losses (gains)[1]	2	(3)	–
Total post-employment medical plans	**11**	**8**	**15**
Total expenses defined benefit plans	**304**	**275**	**306**
Total expenses for defined contribution plans	206	203	165
Total expenses for post-employment benefits	**510**	**478**	**471**
Disclosures of other selected employee benefits			
Employer contributions to mandatory German social security pension plan	159	156	144
Expenses for severance payments	555	225	153

1 Items accrued under the corridor approach in 2006 and 2007 were reversed in 2008 due to the change in accounting policy (differences between the amounts posted originally and the amounts reversed are due to exchange rate changes).

Expected expenses for 2009 are € 307 million for the retirement benefit plans and € 10 million for the post-employment medical plans.

The weighted-average asset allocation of the Group's funded retirement benefit plans as of December 31, 2008 and 2007, as well as the target allocation by asset category are as follows.

	Target allocation	Percentage of plan assets	
		Dec 31, 2008	Dec 31, 2007
Asset categories:			
Equity instruments	5 %	7 %	8 %
Debt instruments (including Cash and Derivatives)	90 %	90 %	87 %
Alternative Investments (including Property)	5 %	3 %	5 %
Total asset categories	**100 %**	**100 %**	**100 %**

The expected rate of return on assets is developed separately for each plan, using a building block approach recognizing the plan's specific asset allocation and the assumed return on assets for each asset category. The plan's target asset allocation at the measurement date is used, rather than the actual allocation.

The general principle is to use a risk-free rate as a benchmark, with adjustments for the effect of duration and specific relevant factors for each major category of plan assets. For example, the expected rate of return for equities and property is derived by adding a respective risk premium to the yield-to-maturity on ten-year fixed interest government bonds.

Expected returns are adjusted for factors such as taxation, but no allowance is made for expected outperformance due to active management. Finally, the relevant risk premiums and overall expected rates of return are confirmed for reasonableness through comparison with other reputable published forecasts and any other relevant market practice.

Plan assets as of December 31, 2008, include derivatives with a positive market value of € 588 million. Derivative transactions are made within the Group and with external counterparties. In addition, there are € 4 million of securities issued by the Group included in the plan assets.

It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2009.

The principal actuarial assumptions applied were as follows. They are provided in the form of weighted averages.

Assumptions used for retirement benefit plans	**Dec 31, 2008**	**Dec 31, 2007**	**Dec 31, 2006**
to determine defined benefit obligations, end of year			
Discount rate	5.6 %	5.5 %	4.8 %
Rate of price inflation	2.1 %	2.1 %	2.0 %
Rate of nominal increase in future compensation levels	3.0 %	3.3 %	3.2 %
Rate of nominal increase for pensions in payment	1.8 %	1.8 %	1.7 %
to determine expense, year ended			
Discount rate	5.5 %	4.8 %	4.3 %
Rate of price inflation	2.1 %	2.0 %	2.1 %
Rate of nominal increase in future compensation levels	3.3 %	3.2 %	3.3 %
Rate of nominal increase for pensions in payment	1.8 %	1.7 %	1.8 %
Expected rate of return on plan assets[1]	5.0 %	4.6 %	4.4 %
Assumptions used for post-employment medical plans			
to determine defined benefit obligations, end of year			
Discount rate	6.1 %	6.1 %	5.8 %
to determine expense, year ended			
Discount rate	6.1 %	5.8 %	5.4 %

1 The expected rate of return on assets for determining income in 2009 is 4.5 %.

Mortality assumptions are significant in measuring the Group's obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future longevity improvements have been considered and included where appropriate.

As of December 31, 2008 and 2007, the average life expectancies for a 65 year old male and female, weighted on DBO for the Group's retirement benefit plans, were as follows.

	Life expectancy at age 65 for a male member currently		Life expectancy at age 65 for a female member currently	
in years	Aged 65	Aged 45	Aged 65	Aged 45
December 31, 2008	19.1	21.1	22.6	24.5
December 31, 2007	19.1	21.0	22.5	24.3

The following table presents the sensitivity to key assumptions of the defined benefit obligation as of December 31, 2008, and the aggregate of service costs and interest costs of the retirement benefit plans for the year ended December 31, 2008. Each assumption is shifted in isolation.

Increase in € m.	Defined benefit obligation as at Dec 31, 2008	Aggregate of service costs and interest costs for 2008
Discount rate (fifty basis point decrease)	560	15
Rate of price inflation (fifty basis point increase)	370	40
Rate of real increase in future compensation levels (fifty basis point increase)	75	10
Longevity (improvement by ten percent)[1]	130	10

1 Improvement by ten percent on longevity means that the probability of death at each age is reduced by ten percent. The sensitivity has, broadly, the effect of increasing the expected longevity at age 65 by about one year.

Decreasing the expected return on plan assets assumption by fifty basis points would increase the expenses for retirement benefit plans by € 45 million for the year ended December 31, 2008.

In determining expenses for post-employment medical plans, an annual weighted-average rate of increase of 8.0 % in the per capita cost of covered health care benefits was assumed for 2009. The rate is assumed to decrease gradually to 5.1 % by the end of 2012 and to remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amounts reported for the post-employment medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group's post-employment medical plans.

	One-percentage point increase		One-percentage point decrease	
Increase (decrease) in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Effect on defined benefit obligation, end of year	13	13	(12)	(11)
Effect on the aggregate of current service cost and interest cost, year ended	1	1	(1)	(1)

[33] Income Taxes

The following are the components of tax expense (income).

in € m.	2008	2007	2006
Current tax expense (benefit)[1]			
Tax expense (benefit) for current year	(32)	3,504	2,782
Adjustments for prior years	(288)	(347)	(687)
Total current tax expense (benefit)	**(320)**	**3,157**	**2,095**
Deferred tax expense (benefit)[1]			
Origination and reversal of temporary difference, unused tax losses and tax credits	(1,346)	(651)	288
Effects of changes in tax rates	26	(181)	(7)
Adjustments for prior years	(205)	(86)	(116)
Total deferred tax expense (benefit)	**(1,525)**	**(918)**	**165**
Total income tax expense (benefit)	**(1,845)**	**2,239**	**2,260**

1 Including income taxes which relate to non-current assets or assets and liabilities of disposal groups classified as held for sale. For further information please see Note [22].

Income tax expense (benefit) includes policyholder tax attributable to policyholder earnings, amounting to an income tax benefit of € 79 million and € 1 million in 2008 and 2007 respectively.

The current tax expense (benefit) includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which increased the current tax benefit by € 45 million in 2008 and reduced the current tax expense by € 3 million and € 19 million in 2007 and 2006, respectively.

The deferred tax expense (benefit) includes expenses arising from write-downs of deferred tax assets and benefits from previously unrecognized tax losses (tax credits/temporary differences) and the reversal of previous write-downs of deferred tax assets, which reduced the deferred tax benefit by € 971 million and € 71 million in 2008 and 2007 respectively and increased the deferred tax expense by € 93 million in 2006.

The following is an analysis of the difference between the amount that results from applying the German statutory (domestic) income tax rate to income before tax and the Group's actual income tax expense.

in € m.	2008	2007	2006
Expected tax expense at domestic income tax rate of 30.7 % (39.2 % for 2007, 2006)	**(1,760)**	**3,429**	**3,269**
Foreign rate differential	(665)	(620)	(250)
Tax-exempt gains on securities and other income	(746)	(657)	(357)
Loss (income) on equity method investments	(36)	(22)	(51)
Nondeductible expenses	403	393	372
Goodwill impairment	1	21	10
Changes in recognition and measurement of deferred tax assets	926	68	74
Effect of changes in tax law or tax rate	26	(181)	(362)
Effect related to share based payments	227	–	–
Effect of policyholder tax	(79)	(1)	–
Other	(142)	(191)	(445)
Actual income tax expense (benefit)	**(1,845)**	**2,239**	**2,260**

The Group is under continuous examinations by tax authorities in various jurisdictions. "Other" in the preceding table mainly includes the nonrecurring effect of settling these examinations.

The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 30.7 %, 30.7 % and 39.2 % for the years ended December 31, 2008, 2007 and 2006, respectively.

In August 2007, the German legislature enacted a tax law change on company taxation ("Unternehmensteuerreformgesetz 2008"), which lowered the statutory corporate income tax rate from 25 % to 15 %, and changed the trade tax calculation from 2008 onwards. This tax law change reduced the deferred tax expense for 2007 by € 232 million. Further tax rate changes, mainly in the United Kingdom, Spain, Italy and the United States of America, increased the deferred tax expense for 2007 by € 51 million.

The inventory of each type of temporary difference, each type of unused tax losses and unused tax credits that give rise to significant portions of deferred income tax assets and liabilities are as follows.

in € m.	Dec 31, 2008	Dec 31, 2007
Deferred tax assets:		
Unused tax losses	3,477	1,219
Unused tax credits	134	132
Deductible temporary differences:		
Trading activities	8,769	5,313
Property and equipment	380	319
Other assets	1,167	822
Securities valuation	654	276
Allowance for loan losses	144	162
Other provisions	1,016	1,469
Other liabilities	568	1,190
Total deferred tax assets	**16,309**	**10,902**
Deferred tax liabilities:		
Taxable temporary differences:		
Trading activities	7,819	5,163
Property and equipment	53	57
Other assets	1,042	1,599
Securities valuation	605	681
Allowance for loan losses	167	89
Other provisions	1,221	697
Other liabilities	716	219
Total deferred tax liabilities	**11,623**	**8,505**
Net deferred tax assets	**4,686**	**2,397**

After netting, deferred tax assets and liabilities were included on the balance sheet as follows.

in € m.	Dec 31, 2008	Dec 31, 2007
Disclosed as deferred tax assets	8,470	4,777
Disclosed as deferred tax liabilities	3,784	2,380
Net deferred tax assets	**4,686**	**2,397**

The closing balances of deferred taxes for 2007 were adjusted in accordance with Note [1].

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in this year. This is due to (1) deferred taxes that are booked directly to equity, (2) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (3) the acquisition and disposal of entities as part of ordinary activities and (4) the reclassification of deferred tax assets and liabilities which are presented on the face of the balance sheet as components of other assets and liabilities.

Income taxes charged or credited to equity are as follows.

in € m.	2008	2007	2006
Actuarial gains and losses related to defined benefit plans	**1**	**(192)**	**(65)**
Financial assets available for sale	698	197	16
Derivatives hedging variability of cash flows	(34)	(1)	22
Other equity movement	67	19	(63)
Income taxes (charged) credited to recognized income and expenses in total equity	**731**	**215**	**(25)**
Other income taxes (charged) credited to total equity	**(75)**	**(35)**	**195**

As of December 31, 2008, and 2007, no deferred tax assets were recognized for the following items.[1]

in € m.	Dec 31, 2008	Dec 31, 2007
Deductible temporary differences	**(26)**	**(34)**
Not expiring	(617)	(1,120)
Expiring in subsequent period	(1)	–
Expiring after subsequent period	(2,851)	(390)
Unused tax losses	**(3,469)**	**(1,510)**
Expiring in subsequent period	–	–
Expiring after subsequent period	(90)	(100)
Unused tax credits	**(90)**	**(100)**

1 Amounts in the table refer to unused tax losses and tax credits for federal income tax purposes.

Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized.

As of December 31, 2008, and December 31, 2007, the Group recognized deferred tax assets that exceed deferred tax liabilities by € 5,637 million and € 2,582 million, respectively, in entities which have suffered a loss in either the current or preceding period. This is based on management's assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

As of December 31, 2008 and December 31, 2007, the Group had temporary differences associated with the Group's parent company's investments in subsidiaries, branches and associates and interests in joint ventures, of € 157 million and € 255 million respectively, in respect of which no deferred tax liabilities were recognized.

Since 2007, the payment of dividends to the Group's shareholders no longer has income tax consequences. In 2006, the effect for domestic tax rate differential on the dividend distribution was a tax benefit of € 30 million.

[34] Acquisitions and Dispositions

Business Combinations finalized in 2008

In 2008, the Group finalized several acquisitions that were accounted for as business combinations. Of these transactions, the acquisitions of DB HedgeWorks, LLC and the reacquisition of Maher Terminals LLC and Maher Terminals of Canada Corp. were individually significant and are, therefore, presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.

DB HedgeWorks, LLC

On January 31, 2008, the Group acquired 100 % of HedgeWorks, LLC, a hedge fund administrator based in the United States which it subsequently renamed DB HedgeWorks, LLC ("DB HedgeWorks"). The acquisition further strengthens the Group's service offering to the hedge fund industry. The cost of this business combination consisted of a cash payment of € 19 million and another € 16 million subject to the acquiree exceeding certain performance targets over the next three years. The purchase price was allocated as goodwill of € 28 million, other intangible assets of € 5 million and net tangible assets of € 2 million. DB HedgeWorks is included in GTB. The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	1	–	1
Goodwill	–	28	28
Other intangible assets	–	5	5
All remaining assets	1	–	1
Total assets	**2**	**33**	**35**
Liabilities:			
Long-term debt	–	15	15
All remaining liabilities	1	–	1
Total liabilities	**1**	**15**	**16**
Net assets	1	18	19
Total liabilities and equity	**2**	**33**	**35**

Since the date of acquisition, DB HedgeWorks recorded net revenues and net losses after tax of € 6 million and € 2 million, respectively.

Maher Terminals LLC and Maher Terminals of Canada Corp.

Commencing June 30, 2008, the Group has consolidated Maher Terminals LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America. Maher Terminals was acquired as seed asset for the North American Infrastructure Fund. The Group initially owned 100 % of Maher Terminals and following a partial sale of an 11.4 % minority stake to the RREEF North America Infrastructure Fund in 2007, the Group retained a non-controlling interest which was accounted for as equity method investment under the held for sale category at December 31, 2007 (see Note [22]). In a subsequent effort to restructure the fund in 2008, RREEF Infrastructure reacquired all outstanding interests in the North America Infrastructure Fund, whose sole investment is Maher Terminals, for a cash consideration of € 109 million.

In discontinuing the held for sale accounting for the investment at the end of the third quarter 2008, the assets and liabilities of Maher Terminals were reclassified from the held for sale category, with the reacquisition accounted for as a purchase transaction. On provisional values, the cost of this acquisition was allocated as goodwill of € 33 million and net tangible assets of € 76 million. Maher Terminals is included in AWM. As of the acquisition date, the impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition and included under held-for-sale category	Reclassification from held-for-sale category and Adjustments to fair value	Fair value
Assets:			
Interest-earning time deposits with banks	–	30	30
Property and equipment	–	169	169
Goodwill	–	597	597
Other intangible assets	–	770	770
All remaining assets	1,867	(1,683)	184
Total assets	**1,867**	**(117)**	**1,750**
Liabilities:			
Long-term debt	–	839	839
All remaining liabilities	983	(845)	138
Total liabilities	**983**	**(6)**	**977**
Net assets	884	(111)	773
Total liabilities and equity	**1,867**	**(117)**	**1,750**

Post-acquisition net revenues and net losses after tax related to Maher Terminals in 2008 amounted to negative € 7 million and € 256 million, respectively. The latter includes a charge of € 175 million net of tax reflecting a goodwill impairment recognized in the fourth quarter 2008 (see Note [21]).

Other Business Combinations finalized in 2008

Other business combinations, not being individually material, which were finalized in 2008, are presented in the aggregate, and, among others, included the acquisition of Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm, as well as the acquisition of the operating platform of Pago eTransaction GmbH, a cash management and merchant acquiring business domiciled in Germany. These transactions involved the acquisition of majority interests ranging between more than 50 % and up to 100 % for a total consideration of € 7 million, including less than € 1 million of costs directly related to these acquisitions.

Their impact on the Group's balance sheet was as follows.

In € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	4	6	10
Interest-earning demand deposits with banks	6	3	9
Interest-earning time deposits with banks	2	3	5
Other intangible assets	–	1	1
All remaining assets	20	2	22
Total assets	**32**	**15**	**47**
Liabilities:			
Other liabilities	1	7	8
All remaining liabilities	–	1	1
Total liabilities	**1**	**8**	**9**
Net assets	31	7	38
Total liabilities and equity	32	15	47

The effect of these acquisitions on net revenues and net profit or loss of the Group in 2008 was € 2 million and € (4) million, respectively.

Potential Profit or Loss Impact of Business Combinations finalized in 2008

If the business combinations described above which were finalized in 2008 had all been effective as of January 1, 2008, the effect on the Group's net revenues and net profit or loss after tax would have been € 44 million and € (223) million, respectively. The latter includes a charge of € 175 million net of tax reflecting a goodwill impairment related to Maher Terminals recognized in the fourth quarter 2008.

Business Combinations finalized in 2007

In 2007, the Group finalized several acquisitions that were accounted for as business combinations. Of these transactions, the acquisitions of Berliner Bank AG & Co. KG, MortgageIT Holdings, Inc. and Abbey Life Assurance Company Limited were individually significant and are, therefore, presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.

Berliner Bank AG & Co. KG

Effective January 1, 2007, the Group completed the acquisition of Berliner Bank AG & Co. KG ("Berliner Bank") which expands the Group's market share in the retail banking sector of the German capital. The cost of the acquisition consisted of a cash consideration of € 645 million and € 1 million of cost directly attributable to the acquisition.

From the purchase price, € 508 million was allocated to goodwill, € 45 million were allocated to other intangible assets, and € 93 million reflected net tangible assets. Berliner Bank is included in PBC. The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	190	–	190
Interest-earning demand deposits with banks	808	–	808
Interest-earning time deposits with banks	1,945	–	1,945
Loans	2,443	(28)	2,415
Goodwill	–	508	508
Other intangible assets	–	45	45
All remaining assets	18	2	20
Total assets	**5,404**	**527**	**5,931**
Liabilities:			
Deposits	5,107	–	5,107
All remaining liabilities	133	45	178
Total liabilities	**5,240**	**45**	**5,285**
Net assets	164	482	646
Total liabilities and equity	**5,404**	**527**	**5,931**

Post-acquisition net revenues and net profits after tax related to Berliner Bank in 2007 amounted to € 251 million and € 35 million, respectively.

Mortgage IT Holdings, Inc.

On January 2, 2007, the Group completed the acquisition of 100 % of MortgageIT Holdings, Inc. ("MortgageIT") for a total cash consideration of € 326 million. The purchase price was allocated to goodwill of € 149 million and net tangible assets of € 177 million. MortgageIT, a residential mortgage real estate investment trust (REIT) in the U.S., is included in CB&S.

The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	29	–	29
Financial assets at fair value through profit or loss	5,854	(5)	5,849
Goodwill	9	140	149
All remaining assets	160	(7)	153
Total assets	**6,052**	**128**	**6,180**
Liabilities:			
Financial liabilities at fair value through profit or loss	3,390	–	3,390
Other liabilities	2,349	10	2,359
All remaining liabilities	95	10	105
Total liabilities	**5,834**	**20**	**5,854**
Net assets	218	108	326
Total liabilities and equity	**6,052**	**128**	**6,180**

Following the acquisition in 2007, MortgageIT recorded net negative revenues and net losses after tax of € 38 million and € 212 million, respectively.

Abbey Life Assurance Company Limited

On October 1, 2007, the Group completed the acquisition of 100 % of Abbey Life Assurance Company Limited ("Abbey Life") for a cash consideration of € 1,412 million and € 12 million of costs directly related to the acquisition. The allocation of the purchase price resulted in net tangible assets of € 512 million and other intangible assets of € 912 million. These identified intangible assets represent the present value of the future cash flows of the long-term insurance and investment contracts acquired in a business combination (the Value of Business Acquired ("VOBA")). Abbey Life is a UK life assurance company which closed to new business in 2000. The company comprises primarily unit-linked life and pension policies and annuities and is included in CB&S. The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Interest-earning demand deposits with banks	232	–	232
Financial assets at fair value through profit or loss	14,145	–	14,145
Financial assets available for sale	2,261	–	2,261
Other intangible assets	–	912	912
All remaining assets	1,317	(1)	1,316
Total assets	**17,955**	**911**	**18,866**
Liabilities:			
Financial liabilities at fair value through profit or loss	10,387	–	10,387
Provisions - Insurance policies and reserves	6,339	–	6,339
All remaining liabilities	246	318	564
Total liabilities	**16,972**	**318**	**17,290**
Net assets[1]	983	593	1,576
Total liabilities and equity	**17,955**	**911**	**18,866**

1 Includes minority interest of € 152 million.

Following the acquisition and in finalizing the purchase accounting in 2008, net assets acquired were reduced against the VOBA for € 5 million, resulting in revised net tangible assets of € 507 million and VOBA of € 917 million. Post-acquisition net revenues and net profits after tax related to Abbey Life in 2007 amounted to € 53 million and € 26 million, respectively.

Other Business Combinations finalized in 2007

Other business combinations, not being individually material, which were finalized in 2007, are presented in the aggregate. These transactions involved the acquisition of majority interests ranging between 51 % and 100 % for a total consideration of € 107 million, including € 1 million of costs directly related to these acquisitions.

Their impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	3	77	80
Goodwill	3	5	8
Other intangible assets	8	–	8
All remaining assets	91	50	141
Total assets	105	132	237
Total liabilities	87	13	100
Net assets	18	119	137
Total liabilities and equity	105	132	237

The effect of these acquisitions on net revenues and net profit or loss of the Group in 2007 was € 2 million and € 1 million, respectively.

Potential Profit or Loss Impact of Business Combinations finalized in 2007

If the business combinations described above which were finalized in 2007, had all been effective as of January 1, 2007, the effect on the Group's net revenues and net profit or loss after tax in 2007 would have been € 426 million and € (74) million, respectively.

Business Combinations finalized in 2006

In 2006, the Group completed several acquisitions that were accounted for as business combinations. The acquisition of United Financial Group, norisbank and Tilney Group Limited were individually significant and are therefore presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.

United Financial Group

On February 27, 2006, the Group completed the acquisition of the remaining 60 % stake of United Financial Group ("UFG"), following the purchase of a 40 % stake in UFG earlier in 2004. The transaction strengthens the Group's position as one of the leading investment banks in Russia. The cost of the acquisition for the 60 % stake consisted of a cash payment of € 189 million and € 2 million of cost directly attributable to the acquisition. An additional € 82 million of the consideration was paid in escrow and deferred until the contingency was settled in 2008. The purchase price was allocated as goodwill of € 122 million, other intangible assets of € 13 million and net tangible assets of € 138 million. UFG is included in CB&S.

As of the acquisition date, the impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	368	33	401
Financial assets at fair value through profit or loss	745	–	745
Goodwill	–	166	166
Other intangible assets	–	13	13
All remaining assets	1,227	(1)	1,226
Total assets	**2,340**	**211**	**2,551**
Liabilities:			
Financial liabilities at fair value through profit or loss	728	–	728
All remaining liabilities	1,360	–	1,360
Total liabilities	**2,088**	**–**	**2,088**
Net assets	252	211	463
Total liabilities and equity	**2,340**	**211**	**2,551**

Post-acquisition net revenues and net profits after tax related to UFG in 2006 amounted to € 171 million and € 95 million, respectively.

norisbank

On November 2, 2006, the Group completed the acquisition of norisbank's (part of DZ Bank Group) branch network business as well as the "norisbank" brand name. The acquisition, which is reinforcing the Group's strong position in the German consumer finance market, took place by acquiring the assets and liabilities in form of an immediate merger of the acquired entity with the acquirer, which consequently was renamed to norisbank. The cost of the acquisition consisted of a cash consideration of € 414 million and € 1 million of cost directly attributable to the acquisition. The purchase price, which depended on a price-adjustment mechanism to be determined in 2008, was allocated as goodwill of € 230 million, other intangible assets of € 80 million and net tangible assets of € 105 million. norisbank is included in PBC.

The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value of the acquirer	Acquired assets and liabilities at fair value	Fair value
Assets:			
Cash and due from banks	28	–	28
Interest-earning demand deposits with banks	402	(89)	313
Loans	–	1,641	1,641
Goodwill	–	230	230
Other intangible assets	4	80	84
All remaining assets	3	4	7
Total assets	**437**	**1,866**	**2,303**
Liabilities:			
Deposits	–	1,417	1,417
All remaining liabilities	–	449	449
Total liabilities	**–**	**1,866**	**1,866**
Net assets	437	–	437
Total liabilities and equity	**437**	**1,866**	**2,303**

Following the acquisition, the total consideration, including directly attributable costs, finally changed to € 417 million due to price adjustments and further acquisition cost. The revised purchase price allocation resulted in goodwill of € 222 million, other intangible assets of € 82 million and net tangible assets of € 113 million. Post-acquisition net revenues and net losses after tax related to norisbank in 2006 amounted to € 30 million and € 5 million, respectively.

Tilney Group Limited

The Group closed the acquisition of 100 % of the UK wealth manager Tilney Group Limited ("Tilney") on December 14, 2006, as part of a strategic move to strengthen its presence in the UK private wealth management market. The cost of the acquisition consisted of cash paid of € 317 million, € 11 million in loan notes issued, and € 5 million of cost directly attributable to the acquisition. An additional € 46 million of the consideration was deferred, subject to the acquired entities' performance exceeding certain targets over the subsequent three years. The purchase price was allocated as goodwill of € 419 million, other intangible assets of € 97 million and net liabilities of € 137 million. Tilney is included in PWM.

As of the acquisition date, the impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	47	–	47
Goodwill	163	256	419
Other intangible assets	–	97	97
All remaining assets	36	2	38
Total assets	**246**	**355**	**601**
Liabilities:			
Long-term debt	143	8	151
All remaining liabilities	46	25	71
Total liabilities	**189**	**33**	**222**
Net assets	57	322	379
Total liabilities and equity	**246**	**355**	**601**

Following the acquisition and up until December 31, 2007, an adjustment to the consideration led to a repayment of less than € 1 million, resulting in a corresponding adjustment to goodwill. Post-acquisition net revenues and net losses after tax related to Tilney in 2006 amounted to € 3 million and less than € 1 million, respectively.

Other Business Combinations finalized in 2006

Other business combinations, not being individually material, which were finalized in 2006, are shown in the aggregate. These transactions involved the acquisition of majority interests ranging between 60 % and 100 % for a total consideration of € 168 million, including € 1 million of costs directly attributable to these acquisitions. Their impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	63	–	63
Interest-earning demand deposits with banks	1	–	1
Goodwill	33	5	38
Other intangible assets	–	8	8
All remaining assets	378	–	378
Total assets	**475**	**13**	**488**
Total liabilities	**288**	**8**	**296**
Net assets	187	5	192
Total liabilities and equity	**475**	**13**	**488**

The effect on net revenues and net profit or loss of the Group in 2006 amounted to € 58 million and € 47 million, respectively.

Potential Profit or Loss Impact of Business Combinations finalized in 2006

If the business combinations which were finalized in 2006 had all been effective as of January 1, 2006, the effect on the Group's net revenues and net profit or loss for 2006 would have been € 396 million and € 85 million, respectively.

Dispositions

During 2008, 2007 and 2006, the Group finalized several dispositions of subsidiaries/businesses. For a list and further detail about these dispositions, please see Note [2]. The total cash consideration received for these dispositions in 2008, 2007 and 2006 was € 182 million, € 375 million and € 544 million, respectively. The table below includes the assets and liabilities that were included in these disposals.

in € m.	2008	2007	2006
Cash and cash equivalents	66	52	107
All remaining assets	4,079	885	2,810
Total assets disposed	**4,145**	**937**	**2,917**
Total liabilities disposed	**3,490**	**463**	**1,958**

[35] Derivatives

Derivative Financial Instruments and Hedging Activities

Derivative contracts used by the Group include swaps, futures, forwards, options and other similar types of contracts. In the normal course of business, the Group enters into a variety of derivative transactions for both trading and risk management purposes. The Group's objectives in using derivative instruments are to meet customers' risk management needs, to manage the Group's exposure to risks and to generate revenues through proprietary trading activities.

In accordance with the Group's accounting policy relating to derivatives and hedge accounting as described in Note [1], all derivatives are carried at fair value in the balance sheet regardless of whether they are held for trading or non-trading purposes.

Derivatives held for Trading Purposes

Sales and Trading

The majority of the Group's derivatives transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading includes market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants, enabling revenue to be generated based on spreads and volume. Positioning means managing risk positions in the expectation of benefiting from favorable movements in prices, rates or indices. Arbitrage involves identifying and profiting from price differentials between markets and products.

Risk Management

The Group uses derivatives in order to reduce its exposure to credit and market risks as part of its asset and liability management. This is achieved by entering into derivatives that hedge specific portfolios of fixed rate financial instruments and forecast transactions as well as strategic hedging against overall balance sheet exposures. The Group actively manages interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as to changes in the characteristics and mix of the related assets and liabilities.

Derivatives qualifying for Hedge Accounting

The Group applies hedge accounting if derivatives meet the specific criteria described in Note [1].

Fair Value Hedging

The Group undertakes fair value hedging, using primarily interest rate swaps and options, in order to protect itself against movements in the fair value of fixed-rate financial instruments due to movements in market interest rates.

The following table presents the value of derivatives held as fair value hedges.

in € m.	Assets 2008	Liabilities 2008	Assets 2007	Liabilities 2007
Derivatives held as fair value hedges	8,441	3,142	2,323	961

For the years ended December 31, 2008 and 2007, a gain of € 4.1 billion and € 147 million, respectively, were recognized on the hedging instruments. For the same periods the loss on the hedged items, which were attributable to the hedged risk, was € 3.8 billion and € 213 million, respectively.

Cash Flow Hedging

The Group undertakes cash flow hedging, using equity futures, interest rate swaps and foreign exchange forwards, in order to protect itself against exposures to variability in equity indices, interest rates and exchange rates.

The table below summarizes the value of derivatives held as cash flow hedges.

in € m.	Assets 2008	Liabilities 2008	Assets 2007	Liabilities 2007
Derivatives held as cash flow hedges	12	355	14	–

A schedule indicating the periods when hedged cash flows are expected to occur and when they are expected to affect the income statement is as follows.

in € m.	Within one year	1–3 years	3–5 years	Over five years
As of December 31, 2008				
Cash inflows from assets	120	96	84	138
Cash outflows from liabilities	(71)	(38)	(49)	(304)
Net cash flows	49	58	35	(166)
As of December 31, 2007				
Cash inflows from assets	56	163	80	129
Cash outflows from liabilities	(2)	(57)	(5)	(3)
Net cash flows	54	106	75	126

Of these expected future cash flows, most will arise in relation to the Group's two largest cash flow hedging programs.

First, Maher Terminals LLC, a fully consolidated subsidiary, utilizes a term borrowings program to fund its infrastructure asset portfolio. Future interest payments under the program are exposed to changes in wholesale variable interest rates. To hedge this volatility in highly probable future interest cash flows, and align its funding costs with the nature of its revenue profile, Maher Terminals LLC has transacted a series of term pay fixed interest rate swaps.

Second, under the terms of unit-linked contracts written by Abbey Life Assurance Company Limited, policyholders are charged an annual management fee expressed as a percentage of assets under management. In order to protect against volatility in the highly probable forecasted cash flow stream arising from the management fees, the Group has entered into three month rolling FTSE futures. Other cash flow hedging programs use interest rate swaps and FX forwards as hedging instruments.

For the years ended December 31, 2008 and December 31, 2007, balances of € (342) million and € (79) million, respectively, were reported in equity related to cash flow hedging programs. Of these, € (56) million and € (67) million, respectively, related to terminated programs. These amounts will be released to the income statement as appropriate.

For the years ended December 31, 2008 and December 31, 2007, losses of € 265 million and € 19 million, respectively, were recognized in equity in respect of effective cash flow hedging.

For the years ended December 31, 2008 and December 31, 2007, losses of € 2 million and € 13 million, respectively, were removed from equity and included in the income statement.

For the years ended December 31, 2008 and December 31, 2007, a gain of € 27 million and a loss of € 3 million, respectively, were recognized due to hedge ineffectiveness.

As of December 31, 2008 the longest term cash flow hedge matures in 2027.

Net Investment Hedging

Using foreign exchange forwards and swaps, the Group undertakes hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent.

The following table presents the value of derivatives held as net investment hedges.

in € m.	Assets 2008	Liabilities 2008	Assets 2007	Liabilities 2007
Derivatives held as net investment hedges	1,081	1,220	146	109

For the years ended December 31, 2008 and December 31, 2007 losses of € 151 million and € 72 million, respectively, were recognized due to hedge ineffectiveness.

[36] Regulatory Capital

Capital Management

Treasury manages the Group's capital at Group level and locally in each region. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on the Group's profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.

Treasury implements the Group's capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. The Group is committed to maintain its sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital and economic capital. In October 2008, the Group's target for the Tier 1 capital ratio was revised upwards to approximately 10 % from an 8-9 % target range at the beginning of the year.

The allocation of capital, determination of the Group's funding plan and other resource issues are framed by the Capital and Risk Committee.

Regional capital plans covering the capital needs of the Group's branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of the Group's subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of the Group's subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing the Group's capital and liquidity, the Group takes such legal and regulatory requirements into account.

The 2007 Annual General Meeting granted to the Group's management the authority to repurchase up to 52.6 million shares from the market before October 31, 2008. Based on this authorization the share buy-back program 2007/08 was launched in May 2007 and completed in May 2008 when a new authority was granted.

During this period 7.2 million shares were repurchased (6.33 million in 2007 and 0.82 million in 2008), thereof 4.1 million shares or 57 % were repurchased through the end of June 2007. With the start of the crisis in July 2007, the share buy-back volume was significantly reduced and only 3.1 million shares were repurchased between July 2007 and May 2008.

The 2008 Annual General Meeting granted to the Group's management the authority to buy back up to 53.1 million shares before the end of October 2009. As of year end 2008 no shares have been repurchased under this authorization.

In September 2008, the Group issued 40 million new registered shares without par value to institutional investors in an offering conducted as an accelerated book-build. The placement price was € 55 per share. The aggregate gross proceeds amounted to € 2.2 billion. The purpose of the capital increase was to generate the Tier 1 capital requirement for the acquisition of a minority stake in Deutsche Postbank AG from Deutsche Post AG.

Capital management sold 16.3 million of the Group's treasury shares (approximately 2.9 % of the Group's share capital) in open-market transactions from October to November 2008.

The Group issued U.S.$ 2.0 billion of hybrid Tier 1 capital and U.S.$ 800 million and € 200 million of contingent capital for the year ended December 31, 2007. In 2008, the Group issued € 1.0 billion and U.S.$ 3.2 billion of contingent capital. These contingent capital instruments issued in 2008 are Upper Tier 2 subordinated notes that can be converted into hybrid Tier 1 capital at the Group's sole discretion. In 2008, the Group converted € 1.0 billion and U.S.$ 4.0 billion of contingent capital into hybrid Tier 1 capital leaving only the € 200 million issued in 2007 in its original form. Total outstanding hybrid Tier 1 capital (all noncumulative trust preferred securities) as of December 31, 2008, amounted to € 9.6 billion compared to € 5.6 billion as of December 31, 2007.

Capital Adequacy

Beginning in 2008, Deutsche Bank calculated and published consolidated capital ratios pursuant to the Banking Act and the Solvency regulation ("Solvabilitätsverordnung"), which adopted the revised capital framework of the Basel Committee from 2004 ("Basel II") into German law. Until the end of 2007, Deutsche Bank published consolidated capital ratios based on the Basel I framework.

A bank's total regulatory capital, also referred to as "Own Funds", is divided into three tiers: Tier 1, Tier 2 and Tier 3 capital, and the sum of Tier 1 and Tier 2 capital is also referred to as "Regulatory Banking Capital".

- Tier 1 capital consists primarily of share capital (excluding cumulative preference shares), additional paid-in capital, retained earnings and hybrid capital components such as noncumulative trust preferred securities, less goodwill and other intangible assets and other deduction items such as common shares in Treasury.
- Tier 2 capital consists primarily of cumulative preference shares, cumulative trust preferred securities and long-term subordinated debt, as well as partially unrealized gains on listed securities and the amount by which value adjustments and provisions for exposures to central governments, institutions and corporates and retail exposures as measured under the bank's internal rating based approach ("IRBA") exceeds the expected loss of such exposures. Certain items must be deducted from Tier 1 and Tier 2 capital. Primarily these include capital components the Group has provided to other financial institutions or enterprises which are not consolidated, but where the Group holds more than 10 % of the capital, the amount by which the expected loss for exposures to central governments, institutions and corporates and retail exposures as measured under the bank's IRBA model exceeds the value adjustments and provisions for such exposures, the expected losses for certain equity exposures, securitization positions to which the Solvency Regulation assigns a risk-classification multiplier of 1,250 % and which have not been taken into account when calculating the risk-weighted position for securitizations and the value of securities delivered to a counterparty plus any replacement cost to the extent the required payment by the counterparty has not been made within five business days after delivery and the transaction has been allocated to the bank's trading book.
- Tier 3 capital consists mainly of certain short-term subordinated liabilities and it may only cover market risk. Banks may also use Tier 1 and Tier 2 capital that is in excess of the minimum required to cover credit risk and operational risk in order to cover market risk.

The amount of subordinated debt that may be included as Tier 2 capital is limited to 50 % of Tier 1 capital. Total Tier 2 capital is limited to 100 % of Tier 1 capital. Tier 3 capital is limited to 250 % of the Tier 1 capital not required to cover counterparty risk. The minimum total capital ratio (Tier 1 + Tier 2 + Tier 3) is 8 % of the risk position. The minimum Tier 1 capital ratio is 4 % of the credit risk and operational risk positions and 2.29 % of the market risk position. The minimum Tier 1 capital ratio for the total risk position therefore depends on the weighted-average of the credit risk and operational risk and the market risk position.

The Tier 1 capital ratio is the principal measure of capital adequacy for internationally active banks. The ratio as defined under the Basel II framework compares a bank's regulatory Tier 1 capital with its credit risks, market risks and operational risks (which the Group refers to collectively as the "risk position"). In the calculation of the risk position the Group uses BaFin approved internal models for all three risk types. More than 90 % of the Group's exposure relating to asset and off-balance sheet credit risks is measured using internal rating models under the so-called advanced internal rating based approach ("advanced IRBA"). The Group's market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group's internal models. These models were approved by the BaFin for use in determining the Group's market risk equivalent component of its risk position.

The introduction of Basel II had a negative impact on regulatory capital mainly due to the aforementioned deduction items from Tier 1 and Tier 2 capital. The Other Inherent Loss Allowance is no longer a separate regulatory capital component under Basel II as provisions are now taken into account in the calculation of the deduction items. Following the application of the advanced IRBA approach the Group's credit risk position decreased, which outweighed the introduction of operational risk as a new risk class.

The following two tables present a summary of the Group's regulatory capital and risk position. Amounts presented for 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 ("Basel II") as adopted into German law by the German Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"). The amounts presented for 2007 are based on the Basel I framework and thus calculated on a non-comparative basis.

in € m. (unless stated otherwise)	Dec 31, 2008 Basel II	Dec 31, 2007 Basel I
Credit risk	247,611	314,845
Market risk[1]	23,496	13,973
Operational risk	36,625	N/A
Total risk position	**307,732**	**328,818**
Tier 1 capital	31,094	28,320
Tier 2 capital	6,302	9,729
Available Tier 3 capital	–	–
Total regulatory capital	**37,396**	**38,049**
Tier 1 capital ratio	10.1 %	8.6 %
Total capital ratio	12.2 %	11.6 %
Average Active Book Equity	**32,079**	**30,093**

N/A – not applicable.
1 A multiple of the Group's value-at-risk, calculated with a probability level of 99 % and a ten-day holding period.

The Group's total capital ratio was 12.2 % on December 31, 2008, significantly higher than the 8 % minimum required.

The Group's Tier 1 capital was € 31.1 billion on December 31, 2008 and € 28.3 billion on December 31, 2007. The Tier 1 capital ratio was 10.1 % as of December 31, 2008 (exceeding the Group's target ratio of 10 %) and 8.6 % as of December 31, 2007 (within the Group's then target range of 8-9 %).

The Group's Tier 2 capital was € 6.3 billion on December 31, 2008, and € 9.7 billion on December 31, 2007, amounting to 20 % and 34 % of Tier 1 capital, respectively.

The German Banking Act and Solvency Regulation rules require the Group to cover its market risk as of December 31, 2008, with € 1,880 million of total regulatory capital (Tier 1 + 2 + 3) compared to € 1,118 million as of December 31, 2007. The Group met this requirement entirely with Tier 1 and Tier 2 capital that is not required for the minimum coverage of credit and operational risk.

The following are the components of Tier 1 and Tier 2 capital for the Group of companies consolidated for regulatory purposes as of December 31, 2008, and December 31, 2007.

in € m.	Dec 31, 2008 Basel II	Dec 31, 2007[1] Basel I
Tier 1 capital:		
Common shares	1,461	1,358
Additional paid-in capital	14,961	15,808
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	16,724	17,717
Noncumulative trust preferred securities	9,622	5,602
Items to be fully deducted from Tier 1 capital[2] (inter alia goodwill and intangible assets)	(10,125)	(12,165)
Items to be partly deducted from Tier 1 capital[3]	(1,549)	N/A
Total Tier 1 capital	**31,094**	**28,320**
Tier 2 capital:		
Unrealized gains on listed securities[2] (45 % eligible)	–	1,472
Other inherent loss allowance	N/A	358
Cumulative preferred securities	300	841
Qualified subordinated liabilities	7,551	7,058
Items to be partly deducted from Tier 2 capital[3]	(1,549)	N/A
Total Tier 2 capital	**6,302**	**9,729**

N/A – Not applicable

1 Comparative figures for 2007 are unadjusted for the retrospective changes described in Note [1]. Including these total regulatory capital would have increased by € 849 million.

2 Net unrealized gains and losses on listed securities as to be determined for regulatory purposes were negative at the end of 2008 € (108) million and were fully deducted from Tier 1 capital.

3 Pursuant to German Banking Act section 10 (6) and section 10 (6a) in conjunction with German Banking Act section 10a.

Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period the German Banking Act allows the partial inclusion of certain goodwill components in Tier 1 capital pursuant to German Banking Act section 64h (3). While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.

As of December 31, 2008, the transitional item amounted to € 971 million. In the Group's reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk position shown above were increased by this amount. Correspondingly, the Group's reported Tier 1 and total capital ratios including this item were 10.4 % and 12.4 %, respectively, on December 31, 2008.

The group of companies consolidated for banking regulatory purposes includes all subsidiaries as defined in the German Banking Act that are classified as banks, financial services institutions, investment management firms, financial enterprises or ancillary services enterprises. It does not include insurance companies or companies outside the finance sector.

For financial conglomerates, however, insurance companies are included in the capital adequacy calculation. The Group has been designated as a financial conglomerate following the acquisition of Abbey Life Assurance Company Limited in October 2007. The Group's solvency margin as a financial conglomerate remains dominated by its banking activities.

Failure to meet minimum capital requirements can result in orders and discretionary actions by the BaFin and other regulators that, if undertaken, could have a direct material effect on the Group's businesses. The Group complied with the regulatory capital adequacy requirements in 2008.

[37] Risk Disclosures

The Group has a dedicated and integrated legal, risk & capital function that is independent of the group divisions. The Group manages risk and capital through a framework of principles, organizational structures, as well as measurement and monitoring processes that are closely aligned with the activities of the group divisions. The Group's Management Board provides overall risk and capital management supervision for the consolidated Group. Within the Management Board, the Chief Risk Officer is responsible for the Group's credit, market, liquidity, operational, business, legal and reputational risk management as well as capital management activities. The Group's Supervisory Board regularly monitors the risk and capital profile.

Credit Risk

Credit risk arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, borrower or obligor (which the Group refers to collectively as "counterparties").

The Group distinguishes among three kinds of credit risk:

— Default risk is the risk that counterparties fail to meet contractual payment obligations.
— Country risk is the risk that the Group may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country risk includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to nonresidents due to direct sovereign intervention.
— Settlement risk is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.

The Group manages credit risk in a coordinated manner at all relevant levels within the organization. This also holds true for complex products which the Group typically manages within a framework established for trading exposures. The following principles underpin the Group's approach to credit risk management:

— In all group divisions consistent standards are applied in the respective credit decision processes.
— The approval of credit limits for counterparties and the management of the Group's individual credit exposures must fit within the Group's portfolio guidelines and credit strategies.
— Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.
— The Group assigns credit approval authorities to individuals according to their qualifications, experience and training, and the Group reviews these periodically.

— The Group measures and consolidates all credit exposures to each obligor on a global consolidated basis that applies across the consolidated Group. The Group defines an "obligor" as a group of individual borrowers that are linked to one another by any of a number of criteria the Group has established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit extended by the Group.

Credit Risk Ratings

A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with a counterparty. The Group's risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures the Group applies to the ongoing exposure.

The Group has its own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of its counterparties. The Group's granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in the Group's portfolio, enables the Group to compare its internal ratings with common market practice and ensures comparability between different sub-portfolios of the Group. Several default ratings therein enable the Group to incorporate the potential recovery rate of defaulted exposure.

The Group generally rates all its credit exposures individually. When the Group assigns its internal risk ratings, the Group compares them with external risk ratings assigned to the Group's counterparties by the major international rating agencies, where possible.

Credit Limits

Credit limits set forth maximum credit exposures the Group is willing to assume over specified periods. They relate to products, conditions of the exposure and other factors.

Monitoring Default Risk

The Group monitors all credit exposures on a continuing basis using several risk management tools. The Group also has procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss. The Group aims to identify counterparties that, on the basis of the application of the Group's risk management tools, demonstrate the likelihood of problems, well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of the Group's credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where the Group has identified counterparties where problems might arise, the respective exposure is placed on a watchlist.

Maximum Exposure to Credit Risk

The following table presents the Group's maximum exposure to credit risk without taking account of any collateral held or other credit enhancements that do not qualify for offset in the Group's financial statements.

in € m.[1]	Dec 31, 2008	Dec 31, 2007
Due from banks	9,826	7,457
Interest-earning deposits with banks	64,739	21,615
Central bank funds sold and securities purchased under resale agreements	9,267	13,597
Securities borrowed	35,022	55,961
Financial assets at fair value through profit or loss[2]	1,579,648	1,247,165
Financial assets available for sale[2]	19,194	32,850
Loans	271,219	200,597
Other assets subject to credit risk	78,957	84,761
Financial guarantees and other credit related contingent liabilities[3]	48,815	49,905
Irrevocable lending commitments and other credit related commitments[3]	104,077	128,511
Maximum exposure to credit risk	**2,220,764**	**1,842,419**

1 All amounts at carrying value unless otherwise indicated.
2 Excludes equities and other equity interests.
3 Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.

Collateral held as Security

The Group regularly agrees on collateral to be received from customers in its contracts subject to credit risk. The Group regularly agrees on collateral to be received from borrowers in its lending contracts. Collateral is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. While collateral can be an alternative source of repayment, it does not mitigate or compensate for questionable reputation of a borrower or structure.

The Group segregates collateral received into the following two types:

— Financial collateral, which substitutes the borrower's ability to fulfill its obligation under the legal contract and as such is provided by third parties. Letters of Credit, insurance contracts, received guarantees and risk participations typically fall into this category.
— Physical collateral, which enables the Group to recover all or part of the outstanding exposure by liquidating the collateral asset provided, in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity, bonds), inventory, equipment (plant, machinery, aircraft) and real estate typically fall into this category.

Additionally, the Group actively manages the credit risk of the Group's loans and lending-related commitments. A specialized unit in the Group, the Loan Exposure Management Group, focuses on the following two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:

- To reduce single-name and industry credit risk concentrations within the credit portfolio, and
- To manage credit exposures actively by utilizing techniques such as loan sales, securitization via collateralized loan obligations, default insurance coverage as well as single-name and portfolio credit default swaps.

To manage better the Group's derivatives-related credit risk, the Group enters into collateral arrangements that generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call.

Concentrations of Credit Risk

Significant concentrations of credit risk exist if the Group has material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions. A concentration of credit risk may also exist at an individual counterparty level.

In order to monitor and manage credit risks, the Group uses a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties, countries, products and other factors set the maximum credit exposures that the Group intends to incur.

The Group's largest concentrations of credit risk with loans are in Western Europe and North America, with a significant share in households. The concentration in Western Europe is principally in the Group's home market Germany, which includes most of the mortgage lending business. Within OTC derivatives business the Group's largest concentrations are also in Western Europe and North America, with a significant share in banks and insurance mainly within the investment-grade rating band.

Credit Quality of Assets

The following table breaks down several of the Group's main corporate credit exposure categories, according to the creditworthiness of the Group's counterparties. To reduce the Group's derivatives-related credit risk, the Group regularly seeks the execution of master agreements (such as the International Swaps and Derivatives Association's master agreements for derivatives) with the Group's clients. A master agreement allows the netting of obligations arising under all of the derivatives transactions that the agreement covers upon the counterparty's default, resulting in a single net claim against the counterparty (called "close-out netting"). For parts of the Group's derivatives business, the Group also enters into payment netting agreements under which the Group sets off amounts payable on the same day in the same currency and in respect to all transactions covered by these agreements, reducing the Group's principal risk.

For the OTC derivative credit exposure in the following table, the Group has applied netting only when the Group believes it is legally enforceable for the relevant jurisdiction and counterparty.

Corporate credit exposure credit risk profile by creditworthiness category	Loans[1]		Irrevocable lending commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
AAA–AA	40,749	22,765	20,373	28,969	5,926	7,467	65,598	39,168	132,646	98,370
A	29,752	30,064	30,338	31,087	11,976	15,052	22,231	13,230	94,297	89,432
BBB	53,360	30,839	26,510	35,051	15,375	13,380	15,762	8,008	111,007	87,277
BB	44,132	26,590	19,657	25,316	10,239	9,146	13,009	7,945	87,037	68,996
B	10,458	6,628	5,276	7,431	4,412	4,252	3,898	2,370	24,044	20,681
CCC and below	8,268	3,342	1,923	657	887	609	3,092	1,281	14,170	5,889
Total	**186,719**	**120,228**	**104,077**	**128,511**	**48,815**	**49,905**	**123,590**	**72,002**	**463,201**	**370,646**

1 Includes impaired loans mainly in category CCC and below amounting to € 2.3 billion as of December 31, 2008, and € 1.5 billion as of December 31, 2007.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 2.8 billion as of December 31, 2008 and € 2.7 billion as of December 31, 2007.
3 Includes the effect of master agreement netting and cash collateral received where applicable.

The following table presents the Group's total consumer credit exposure.

	Total exposure	
in € m.	Dec 31, 2008	Dec 31, 2007
Consumer credit exposure Germany:	57,139	56,504
Consumer and small business financing	15,047	14,489
Mortgage lending	42,092	42,015
Consumer credit exposure outside Germany	27,361	23,864
Total consumer credit exposure[1]	**84,500**	**80,368**

1 Includes impaired loans amounting to € 1.4 billion as of December 31, 2008, and € 1.1 billion as of December 31, 2007.

The following table presents an overview of nonimpaired Troubled Debt Restructurings representing the Group's renegotiated loans that would otherwise be past due or impaired.

in € m.	Dec 31, 2008	Dec 31, 2007
Troubled debt restructurings not impaired	80	43

The following table breaks down the nonimpaired past due loan exposure carried at amortized cost according to its past due status.

in € m.	Dec 31, 2008	Dec 31, 2007
Loans less than 30 days past due	8,345	8,644
Loans 30 or more but less than 60 days past due	1,308	1,511
Loans 60 or more but less than 90 days past due	939	502
Loans 90 days or more past due	407	333
Total loans past due but not impaired	**10,999**	**10,990**

The following table presents the aggregated value of collateral – with fair values capped at transactional outstandings – held by the Group against its loans past due but not impaired.

in € m.	Dec 31, 2008	Dec 31, 2007
Financial collateral	987	915
Physical collateral	3,222	3,724
Total capped fair value of collateral held for loans past due but not impaired	**4,209**	**4,639**

Impaired Loans

Under IFRS, the Group considers loans to be impaired when it recognizes objective evidence that an impairment loss has been incurred. While the Group assesses the impairment for its corporate credit exposure individually, it considers smaller-balance, standardized homogeneous loans to be impaired once the credit contract with the customer has been terminated.

The following table presents the breakdown of the Group's impaired loans based on the country of domicile of borrowers.

in € m.	Dec 31, 2008	Dec 31, 2007
Individually evaluated impaired loans:		
German	750	957
Non-German	1,532	559
Total individually evaluated impaired loans	**2,282**	**1,516**
Collectively evaluated impaired loans:		
German	824	817
Non-German	576	312
Total collectively evaluated impaired loans	**1,400**	**1,129**
Total impaired loans	**3,682**	**2,645**

The following table presents the aggregated value of collateral the Group held against impaired loans, with fair values capped at transactional outstandings.

in € m.	Dec 31, 2008	Dec 31, 2007
Financial collateral	18	26
Physical collateral	1,175	874
Total capped fair value of collateral held for impaired loans	**1,193**	**899**

The following table presents the aggregated value of collateral the Group obtained on the balance sheet during the reporting period by taking possession of collateral held as security or by calling upon other credit enhancements.

in € m.	2008	2007
Commercial real estate	799	–
Residential real estate	170	137
Other	1,837	723
Total collateral obtained during the reporting period	**2,806**	**860**

Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally the Group does not occupy obtained properties for its business use.

The commercial real estate collateral obtained in 2008 related to one individual borrower where the bank has executed foreclosure by taking possession.

The residential real estate collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under SIC-12 and IAS 27. The year-end amounts in relation to collateral obtained for these trusts were € 127 million and € 396 million, for December 31, 2008 and December 31, 2007 respectively.

The bulk of other collateral obtained relates to reverse repo transactions in which the Group obtained debt securities as collateral and has subsequently sold off the majority of collateral as of year-end.

Settlement Risk

The Group's trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.

For many types of transactions, the Group mitigates settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.

Where no such settlement system exists, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, the Group may seek to mitigate its settlement risk through the execution of bilateral payment netting agreements. The Group is also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from its credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. The Group does not aggregate settlement risk limits with other credit exposures for credit approval purposes, but takes the aggregate exposure into account when considering whether a given settlement risk would be acceptable.

Government Assistance

In the course of its business, the Group regularly applies for and receives government support by means of Export Credit Agency ("ECA") guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and, to a lesser extent, developed markets for Structured Trade & Export Finance business. Almost all export-oriented states have established such ECAs to support its domestic exporters. The ECAs act in the name and on behalf of the government of their respective country but are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees granted for mid-term and long-term financings are quite comparable due to the fact that most of the ECAs act within the scope of the Organisation for Economic Co-operation and Development ("OECD") consensus rules. The OECD consensus rules, an intergovernmental agreement of the OECD member states, define benchmarks to ensure that a fair competition between different exporting nations will take place. The majority of such ECA guarantees received by the Group were issued by the Euler-Hermes Kreditversicherungs AG acting on behalf of the Federal Republic of Germany.

In certain financings, the Group also receives government guarantees from national and international governmental institutions as collateral to support financings in the interest of the respective governments.

Market Risk

Substantially all of the Group's businesses are subject to the risk that market prices and rates will move and result in profits or losses for the Group. The Group distinguishes among four types of market risk:

- Interest rate risk;
- Equity price risk;
- Foreign exchange risk; and
- Commodity price risk.

The interest rate and equity price risks consist of two components each. General risk describes value changes due to general market movements, while the specific risk has issuer-related causes (including credit spread risk).

The Group assumes market risk in both its trading and its nontrading activities. The Group assumes risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

Market Risk Management Framework

The Group uses a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits.

The Group's Management Board, supported by Market Risk Management, which is part of the independent legal, risk & capital function, sets a Group-wide value-at-risk limit for the market risks in the trading book. Market Risk Management sub-allocates this overall limit to the group divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.

In addition to the Group's main market risk value-at-risk limits, the Group also operates stress testing, economic capital and sensitivity limits. The Group governs the default risk of single corporate issuers in the trading book through a specific limit structure managed by the Traded Credit Products unit. It also uses market value and default exposure position limits for selected business units.

The Group's value-at-risk disclosure for the trading businesses is based on an own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved the internal value-at-risk model for calculating the regulatory market risk capital for general and specific market risks. Since then the model has been periodically refined and approval has been maintained. The Group continuously analyzes potential weaknesses of its value-at-risk model using statistical techniques such as backtesting but also relies on risk management expert opinion. Improvements are implemented to those parts of the value-at-risk model that relate to the areas where losses have been experienced in the recent past.

The Group's value-at-risk disclosure is intended to ensure consistency of market risk reporting for internal risk management, for external disclosure and for regulatory purposes. The overall value-at-risk limit for the Corporate and Investment Bank Group Division started 2008 at € 105 million and was amended on several occasions throughout the year to € 155 million at the end of 2008 (with a 99 % confidence level, as described below, and a one-day holding period). For consolidated Group trading positions the overall value-at-risk limit was € 110 million at the start of 2008 and was amended on several occasions throughout the year to € 160 million at the end of 2008 (with a 99 % confidence level and a one-day holding period). The increase in limits was needed to accommodate the impact of the observed market data on the Group's value-at-risk calculation.

The Group's market risk reporting process operates independently from the risk-taking activities. The market risk data and Profit and Loss information used in the value-at-risk calculation and the associated back-testing reviews are provided by the Finance Division to the Market Risk Operations unit, which is in charge of market risk reporting.

Assessment of Market Risk in Trading Portfolios

The value-at-risk approach derives a quantitative measure for trading book market risks under normal market conditions, estimating the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. The value-at-risk measure enables the Group to apply a constant and uniform measure across all trading businesses and products. It also facilitates comparisons of the Group's market risk estimates both over time and against the daily trading results.

The Group calculates value-at-risk for both internal and regulatory reporting using a 99 % confidence level. For internal reporting, the Group uses a holding period of one day. For regulatory reporting, the holding period is ten days.

The Group's value-at-risk model is designed to take into account the following risk factors: Interest rates (including credit spreads), equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. The Group calculates value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution.

To determine the aggregated value-at-risk, the Group uses historically observed correlations between the different general market risk factors. However, when aggregating general and specific market risks, it is assumed that there is a correlation close to zero between the two categories. Within the general market risk category, the Group uses historically observed correlations. Within the specific risk category, zero or historically observed correlations are used for selected risks.

Limitations of Proprietary Risk Models

The Group is committed to the ongoing development of its proprietary risk models and will make further significant enhancements with the goal to better reflect risk issues highlighted during the 2008 crisis. It allocates substantial resources to reviewing and improving them.

The Group's stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and the fact that not all downside scenarios can be predicted and simulated. While the risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for the Group's market risk positions to lose more value than even the economic capital estimates. The Group also continuously assesses and refines the stress tests in an effort to ensure they capture material risks as well as reflect possible extreme market moves.

The Group's value-at-risk analyses should also be viewed in the context of the limitations of the methodology used and are therefore not maximum amounts that the Group can lose on its market risk positions. In particular, many of these limitations manifested themselves in 2008 which resulted in the high number of outliers discussed below. The limitations of the value-at-risk methodology include the following:

— The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
— The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.
— The correlation assumptions used may not hold true, particularly during market events that are extreme in nature.
— The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging of positions in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.
— The use of a 99 % confidence level does not take into account, nor makes any statement about, any losses that might occur beyond this level of confidence.
— The Group calculates value-at-risk at the close of business on each trading day. The Group does not subject intra-day exposures to intra-day value-at-risk calculations.
— Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in the value-at-risk model may only be exact for small changes in market parameters.

The Group acknowledges the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

Market Risk of Trading Portfolios

The following table shows the value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of the Group's Corporate and Investment Bank Group Division. Trading market risk outside of these units is immaterial. "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Trading portfolios		**Value-at-Risk**
in € m.	**Dec 31, 2008**	**Dec 31, 2007**
Interest rate risk	129.9	90.8
Equity price risk	34.5	49.5
Foreign exchange risk	38.0	11.3
Commodity price risk	13.5	8.7
Diversification effect	(84.5)	(59.7)
Total	**131.4**	**100.6**

The increase in the value-at-risk observed in 2008 was mainly driven by an increase in the market volatility and by refinements to the value-at-risk measurement in 2008.

Market Risk of Nontrading Portfolios

There is nontrading market risk held and managed in the Group. Nontrading market risk arises primarily from fund activities, principal investments, including private equity investments.

The Capital and Risk Committee supervises the Group's nontrading asset activities. It has responsibility for the alignment of the Group-wide risk appetite, capitalization requirements and funding needs based on Group-wide, divisional and sub-divisional business strategies. Its responsibilities also include regular reviews of the exposures within the nontrading asset portfolio and associated stress test results, performance reviews of acquisitions and investments, allocating risk limits to the business divisions within the framework established by the Management Board and approval of policies in relation to nontrading asset activities. The policies and procedures are ratified by the Risk Executive Committee. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.

The Investment & Asset Risk Management team was restructured during the course of 2008 and is now called the Principal Investments team. It was integrated into the Credit Risk Management function, is specialized in risk-related aspects of the Group's nontrading alternative asset activities and performs monthly reviews of the risk profile of the nontrading alternative asset portfolios, including carrying values, economic capital estimates, limit usages, performance and pipeline activity.

During 2008, the Group formed a dedicated Asset Risk Management unit, combining existing teams and professionals. This allowed the Group to leverage upon already existing knowledge and resulted in a higher degree of specialization and insight into the risks related to the asset and fund management business. Noteworthy risks in this area arise, for example, from performance and/or principal guarantees and reputational risk related to managing client funds.

Assessment of Market Risk in Nontrading Portfolios

Due to the nature of these positions and the lack of transparency of some of the pricing, the Group does not use value-at-risk to assess the market risk in nontrading portfolios. Rather the Group assesses the risk through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically-observed market moves and the liquidity of each asset class. This assessment forms the basis of the economic capital estimates which enable the Group to actively monitor and manage the nontrading market risk.

The vast majority of the interest rate and foreign exchange risks arising from nontrading asset and liability positions has been transferred through internal hedges to the Global Markets Business Division within the Corporate and Investment Bank Group Division, and is thus managed on the basis of value-at-risk, as reflected in trading value-at-risk numbers. For the remaining risks that have not been transferred through those hedges, in general foreign exchange risk is mitigated through match funding the investment in the same currency and only residual risk remains in the portfolios. Also, for these residual positions there is modest interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment.

The following table presents the economic capital usages separately for the Group's nontrading portfolios.

Major Industrial Holdings, Other Corporate Investments and Alternative Assets	**Economic capital usage**	
in € bn.	**Dec 31, 2008**	**Dec 31, 2007**
Major industrial holdings	0.4	0.1
Other corporate investments	1.5	0.7
Alternative assets	1.3	0.9
Total	3.2	1.7

The economic capital usage for these nontrading asset portfolios totaled € 3.2 billion at year-end 2008, which is € 1.5 billion, or 89 %, above the economic capital usage at year-end 2007. This reflects a significant decrease in the capital buffer as a result of a reduction in market value across all portfolios. From year-end 2008, the Group's existing economic capital process has been expanded to incorporate commitments made to Deutsche Asset Management fund investors, which contributed a total of € 400 million in additional economic capital reported under other corporate investments.

- Major Industrial Holdings. The Group's economic capital usage was € 439 million at December 31, 2008.
- Other Corporate Investments. The Group's economic capital usage of € 1.5 billion for other corporate investments at year-end 2008 was mainly driven by an increase of economic capital allocated to a strategic investment in the PBC business division, mutual fund investments and the new economic capital treatment for investor commitments referred to above.
- Alternative Assets. The Group's alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds,

bridge capital to leveraged buy-out funds and private equity led transactions. The increase in the economic capital usage was largely due to the Group's Asset Management business division's interest in an infrastructure asset and the larger size of the private equity portfolio in the Global Markets business division. The alternative assets portfolio has some concentration in infrastructure and real estate assets. Recent market conditions have limited the opportunities to sell down the portfolio. The Group's intention remains to do so, provided suitable conditions allow it.

The Group's total economic capital figures do not currently take into account diversification benefits between the asset categories.

Liquidity Risk

Liquidity risk management safeguards the ability of the bank to meet all payment obligations when they come due. Treasury is responsible for the management of liquidity risk. The liquidity risk management framework is designed to identify, measure and manage the liquidity risk position. The underlying policies are reviewed and approved regularly by the board member responsible for Treasury. In order to ensure adequate liquidity and a healthy funding profile for the Group, Treasury uses various internal tools and systems which are designed and tailored to support the Group's specific management needs:

The Group's liquidity risk management approach starts at the intraday level (operational liquidity), managing the daily payments queue, forecasting cash flows and factoring in the Group's access to Central Banks. The reporting system tracks cash flows on a daily basis over an 18-month horizon. This system allows management to assess the Group's short-term liquidity position in each location, region and globally on a by-currency, by-product and by-division basis. The system captures all cash flows from transactions on the balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. The Group models products that have no specific contractual maturities using statistical methods to capture the behavior of their cash flows. Liquidity outflow limits (Maximum Cash Outflow Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis to safeguard the Group's access to liquidity.

The Group's approach then moves to tactical liquidity risk management, dealing with access to unsecured funding sources and the liquidity characteristics of the Group's asset inventory (asset liquidity). Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which the Group takes from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Capital and Risk Committee approves limits to protect the Group's access to unsecured funding at attractive levels. The asset liquidity component tracks the volume and booking location within the consolidated inventory of unencumbered, liquid assets which the Group can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of securities. As a first step, the Group segregates illiquid and liquid securities in each inventory. Subsequently the Group assigns liquidity values to different classes of liquid securities.

The strategic liquidity perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) on the Group's balance sheet and the Group's issuance strategy. The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The Funding Matrix is a key input parameter for the Group's annual capital market issuance plan, which, upon approval by the Capital and Risk Committee, establishes issuing targets for securities by tenor, volume and instrument.

The framework is completed by employing stress testing and scenario analysis to evaluate the impact of sudden stress events on the Group's liquidity position. The scenarios have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch and the September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events. Also incorporated are new liquidity risk drivers revealed by the financial markets crisis: prolonged term money-market freeze, collateral repudiation, nonfungibility of currencies and stranded syndications. The hypothetical events encompass internal shocks, such as operational risk events and ratings downgrades, as well as external shocks, such as systemic market risk events, emerging market crises and event shocks. Under each of these scenarios the Group assumes that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. The Group then models the steps it would take to counterbalance the resulting net shortfall in funding. Action steps would include switching from unsecured to secured funding, selling assets and adjusting the price the Group would pay on liabilities.

Maturity Analysis of Financial Liabilities

The following table presents a maturity analysis of the earliest contractual undiscounted cash flows for financial liabilities as of December 31, 2008, and 2007.

Dec 31, 2008 in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	34,211	–	–	–	–
Interest bearing deposits	143,417	143,309	39,367	20,917	14,332
Trading liabilities[1]	1,249,785	–	–	–	–
Financial liabilities designated at fair value through profit or loss	52,323	33,751	8,494	7,909	9,180
Investment contract liabilities[2]	504	438	164	985	3,886
Negative market values from derivative financial instruments qualifying for hedge accounting[1]	4,362	–	–	–	–
Central bank funds purchased	9,669	17,440	–	–	–
Securities sold under repurchase agreements	871	36,899	19,602	–	2,636
Securities loaned	2,155	1,047	3	7	3
Other short-term borrowings	24,732	13,372	815	–	–
Long-term debt	9,799	4,455	15,096	68,337	35,685
Trust preferred securities	–	–	983	4,088	4,658
Other financial liabilities	124,768	6,954	864	108	49
Off-balance sheet loan commitments	69,516	–	–	–	–
Financial guarantees	22,505	–	–	–	–
Total[3]	**1,748,617**	**257,665**	**85,388**	**102,351**	**70,429**

1 Trading liabilities and derivatives balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading and derivatives balances are shown within on demand which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [40] for more detail on these contracts.

3 The balances in the Note will not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote. Interest cash flows have been excluded from the table.

Dec 31, 2007 in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	30,187	–	–	–	–
Interest bearing deposits	143,787	206,046	38,067	22,538	17,290
Trading liabilities[1]	619,491	–	–	–	–
Financial liabilities designated at fair value through profit or loss	78,648	127,122	34,001	9,628	30,480
Investment contract liabilities[2]	–	638	285	1,687	7,186
Negative market values from derivative financial instruments qualifying for hedge accounting[1]	2,315	–	–	–	–
Central bank funds purchased	6,130	16,200	–	–	–
Securities sold under repurchase agreements	43,204	93,119	18,815	452	821
Securities loaned	9,132	266	7	160	–
Other short-term borrowings	2,876	50,025	478	–	–
Long-term debt	4,221	1,759	19,911	70,189	30,879
Trust preferred securities	–	–	–	4,526	1,819
Other financial liabilities	139,711	5,739	495	22	49
Off-balance sheet loan commitments	94,190	–	–	–	–
Financial guarantees	22,444	–	–	–	–
Total[3]	1,196,336	500,914	112,059	109,202	88,524

1 Trading liabilities and derivatives balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading and derivatives balances are shown within on demand which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [40] for more detail on these contracts.

3 The balances in the Note will not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote. Interest cash flows have been excluded from the table.

Insurance Risk

The Group's exposure to insurance risk increased upon its 2007 acquisition of Abbey Life Assurance Company Limited and its 2006 acquisition of a stake in Paternoster Limited, a regulated insurance company. The Group's insurance activities are characterized as follows.

- Annuity products – These are subject to mortality or morbidity risk over a period that extends beyond the premium collection period, with fixed and guaranteed contractual terms.
- Universal life products – These are long duration contracts which provide either death or annuity benefits, with terms that are not fixed and guaranteed.
- Investment contracts – These do not contain any insurance risk.

The Group is primarily exposed to the following insurance-related risks:

- Mortality and morbidity risks – the risks of a higher or lower than the expected number of death claims on assurance products and of an occurrence of one or more large claims, and the risk of a higher or lower than expected number of disability claims, respectively. The Group aims to mitigate these risks by the use of reinsurance and the application of discretionary charges. The Group investigates rates of mortality and morbidity annually.
- Longevity risk – the risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products. The Group monitors this risk carefully against the latest external industry data and emerging trends.
- Expenses risk – the risk that policies cost more or less to administer than expected. The Group monitors these expenses by an analysis of the Group's actual expenses relative to the budget. The Group investigates reasons for any significant divergence from expectations and takes remedial action. The Group reduces the expense risk by having in place (until 2010 with the option of renewal for two more years) an outsourcing agreement which covers the administration of the policies.
- Persistency risk – the risk of a higher or lower than expected percentage of lapsed policies. The Group assesses persistency rates annually by reference to appropriate risk factors.

The Group monitors the actual claims and persistency against the assumptions used and refines the assumptions for the future assessment of liabilities. Actual experience may vary from estimates, the more so as projections are made further into the future. Liabilities are evaluated at least annually.

To the extent that actual experience is less favorable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of capital required in the insurance entities may be affected.

The profitability of the non unit-linked long-term insurance businesses within the Group depends to a significant extent on the value of claims paid in the future relative to the assets accumulated to the date of claim. Typically, over the lifetime of a contract, premiums and investment returns exceed claim costs in the early years and it is necessary to set aside these amounts to meet future obligations. The amount of such future obligations is assessed on actuarial principles by reference to assumptions about the development of financial and insurance risks.

For unit-linked investment contracts, profitability is based on the charges taken being sufficient to meet expenses and profit. The premium and charges are assessed on actuarial principles by reference to assumptions about the development of financial and insurance risks.

As stated above, reinsurance is used as a mechanism to reduce risk. The Group's strategy is to continue to utilize reinsurance as appropriate.

[38] Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group's related parties include

- key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,
- subsidiaries, joint ventures and associates, and
- post-employment benefit plans for the benefit of Deutsche Bank employees.

The Group has several business relationships with related parties. Transactions with such parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. These transactions also did not involve more than the normal risk of collectibility or present other unfavorable features.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and of the Supervisory Board to constitute key management personnel for purposes of IAS 24.

The following table presents the compensation expense of key management personnel.

in € m.	2008	2007	2006
Short-term employee benefits	9	30	27
Post-employment benefits	3	4	4
Other long-term benefits	–	–	–
Termination benefits	–	–	8
Share-based payment	8	8	9
Total	**20**	**42**	**48**

Among the Group's transactions with key management personnel as of December 31, 2008 were loans and commitments of € 4 million and deposits of € 23 million. In addition the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Transactions with Subsidiaries, Joint Ventures and Associates

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures also qualify as related party transactions and are disclosed as follows.

Loans

in € m.	2008	2007
Loans outstanding, beginning of year	**2,081**	**622**
Loans issued during the year	1,623	1,790
Loan repayment during the year	514	161
Changes in the group of consolidated companies[1]	(2,200)	(2)
Exchange rate changes/other	(156)	(168)
Loans outstanding, end of year[2]	**834**	**2,081**
Other credit risk related transactions:		
Provision for loan losses	4	–
Guarantees and commitments[3]	95	233

1 Four entities that were accounted for using the equity method were fully consolidated for the first time in 2008. Therefore loans made to these investments were eliminated on consolidation.

2 Included in this amount are loans past due of € 7 million and € 3 million as of December 31, 2008 and 2007, respectively. For the above loans the Group held collateral of € 361 million and € 616 million as of December 31, 2008 and as of December 31, 2007, respectively. Loans included also € 143 million and € 24 million loans with joint ventures as of December 31, 2008 and 2007, respectively.

3 The guarantees above include financial and performance guarantees, standby letters of credit, indemnity agreements and irrevocable lending-related commitments.

Deposits

in € m.	2008	2007
Deposits outstanding, beginning of year	**962**	**855**
Deposits received during the year	955	294
Deposits repaid during the year	685	89
Changes in the group of consolidated companies[1]	(693)	(43)
Exchange rate changes/other	(293)	(55)
Deposits outstanding, end of year[2]	**246**	**962**

1 One entity that was accounted for using the equity method was fully consolidated in 2008. Therefore deposits received from this investment were eliminated on consolidation.

2 The deposits are unsecured. Deposits include also € 18 million and € 3 million deposits from joint ventures as of December 31, 2008 and as of December 31, 2007, respectively.

Other Transactions

In addition, the Group had trading assets with associated companies of € 390 million as of December 31, 2008. As of December 31, 2007, trading positions with associated companies were € 67 million. Other transactions with related parties also reflected the following:

Xchanging etb GmbH: The Group holds a stake of 44 % in Xchanging etb GmbH and accounts for it under the equity method. Xchanging etb GmbH is the holding company of Xchanging Transaction Bank GmbH ("XTB"). Two of the four executive directors of Xchanging etb GmbH and one member of the supervisory board of XTB are employees of the Group. The Group's arrangements reached with Xchanging in 2004 include a 12-year outsourcing agreement with XTB for security settlement services and are aimed at reducing costs without compromising service quality. In 2008 and 2007, the Group received services from XTB with volume of € 94 million and € 95 million, respectively.

In 2008 and 2007, the Group provided supply services (e.g., IT and real estate-related services) with volumes of € 26 million and € 28 million, respectively, to XTB.

Mutual Funds: The Group offers clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds.

For all funds the Group determines a projected yield based on current money market rates. However, no guarantee or assurance is given that these yields will actually be achieved. Though the Group is not contractually obliged to support these funds, it made a decision, in a number of cases in which actual yields were lower than originally projected (although still above any guaranteed thresholds), to support the funds' target yields by injecting cash of € 49 million in 2007 and € 207 million in 2008. This action was on a discretionary basis, and was taken to protect the Group's market position. Initially such support was seen as temporary action. However, when the Group continued to make cash injections through the second quarter of 2008, it concluded that it could not preclude future discretionary cash injections being made to support the yield and reassessed the consolidation requirement. The Group concluded that the majority of the risk lies with it and that it was appropriate to consolidate eight funds effective June 30, 2008.

During 2008, one of these funds (provided with a guarantee) was liquidated; there was no additional income statement impact to the Group other than the cash injected at liquidation, which is included in the amount detailed above.

Transactions with Pension Plans

Under IFRS, certain post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group's pension funds may hold or trade Deutsche Bank shares or securities. A summary of transactions with related party pension plans follows.

in € m.	2008	2007
Deutsche Bank securities held in plan assets:		
Equity shares	–	–
Bonds	–	9
Other securities	4	21
Total	**4**	**30**
Property occupied by/other assets used by Deutsche Bank	–	–
Derivatives: Market value for which DB (or subsidiary) is a counterparty	335	(98)
Derivatives: Notional amount for which DB (or subsidiary) is a counterparty	9,172	4,441
Fees paid from Fund to any Deutsche Bank asset manager(s)	23	22

[39] Information on Subsidiaries

Deutsche Bank AG is the direct or indirect holding company for the Group's subsidiaries.

Significant Subsidiaries

The following table presents the significant subsidiaries Deutsche Bank AG owns, directly or indirectly.

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Trust Company Americas[2]	New York, United States
Deutsche Bank Securities Inc.[3]	Delaware, United States
Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[4]	Frankfurt am Main, Germany
DB Capital Markets (Deutschland) GmbH[5]	Frankfurt am Main, Germany
DWS Investment GmbH[6]	Frankfurt am Main, Germany

1 This company is a holding company for most of the Group's subsidiaries in the United States.
2 This company is a subsidiary of Taunus Corporation. Deutsche Bank Trust Company Americas is a New York State-chartered bank which originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.
3 This company is a subsidiary of Taunus Corporation. Deutsche Bank Securities Inc. is a U.S. SEC-registered broker dealer and a member of, and regulated by, the New York Stock Exchange. It is also regulated by the individual state securities authorities in the states in which it operates.
4 The company serves private individuals, affluent clients and small business clients with banking products.
5 This company is a German limited liability company and operates as a holding company for a number of European subsidiaries, mainly institutional and mutual fund management companies located in Germany, Luxembourg, France, Austria, Switzerland, Italy, Poland and Russia.
6 This company, in which DB Capital Markets (Deutschland) GmbH indirectly owns 100 % of the equity and voting interests, is a limited liability company that operates as a mutual fund manager.

The Group owns 100 % of the equity and voting rights in these significant subsidiaries. They prepare financial statements as of December 31 and are included in the Group's consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.

Subsidiaries may have restrictions on their ability to transfer funds, including payment of dividends and repayment of loans, to Deutsche Bank AG. Reasons for the restrictions include:

— Central bank restrictions relating to local exchange control laws
— Central bank capital adequacy requirements
— Local corporate laws, for example limitations regarding the transfer of funds to the parent when the respective entity has a loss carried forward not covered by retained earnings or other components of capital.

Subsidiaries where the Group owns 50 percent or less of the Voting Rights

The Group also consolidates certain subsidiaries although it owns 50 percent or less of the voting rights. Most of those subsidiaries are special purpose entities ("SPEs") that are sponsored by the Group for a variety of purposes.

In the normal course of business, the Group becomes involved with SPEs, primarily through the following types of transactions: asset securitizations, structured finance, commercial paper programs, mutual funds, commercial real estate leasing and closed-end funds. The Group's involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities.

Investees where the Group owns more than half of the Voting Rights

The Group owns directly or indirectly more than half of the voting rights of investees but does not have control over these investees when

— another investor has the power over more than half of the voting rights by virtue of an agreement with the Group, or
— another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement, or
— another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body, or when
— another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

The "List of Shareholdings 2008" is published as a separate document and deposited with the German Electronic Federal Gazette ("elektronischer Bundesanzeiger"). It is available in the Investor Relations section of Deutsche Bank's website (http://www.deutsche-bank.de/ir/en/content/reports.htm), but can also be ordered free of charge.

[40] Insurance and Investment Contracts

Liabilities arising from Insurance and Investment Contracts

			Dec 31, 2008			Dec 31, 2007
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	3,963	(1,407)	2,556	6,450	(119)	6,331
Investment contracts	5,977	–	5,977	9,796	–	9,796
Total	**9,940**	**(1,407)**	**8,533**	**16,246**	**(119)**	**16,127**

During the course of 2008, the Group entered into two reinsurance agreements, ceding a portion of the insurance risk in the annuity contract portfolio. The cost of these contracts was calculated using assumptions consistent with those used to value the underlying reinsured policies and resulted in the recognition of an immaterial loss in the Group's Income Statement.

Generally, amounts relating to reinsurance contracts are reported gross unless they have an immaterial impact to their respective balance sheet line items. In the table above, reinsurance amounts are shown gross.

Carrying Amount

The following table presents an analysis of the change in insurance and investment contracts liabilities.

		2008		2007
in € m.	Insurance contracts	Investment contracts	Insurance contracts	Investment contracts
Balance, beginning of year	**6,450**	**9,796**	**1,411**	**–**
Business classified as held for sale	–	–	(847)	–
Business acquired	–	–	6,339	10,387
New business	236	158	114	14
Claims paid	(405)	(618)	(340)	(214)
Other changes in existing business	(850)	(935)	111	168
Exchange rate changes	(1,468)	(2,424)	(338)	(559)
Balance, end of year	**3,963**	**5,977**	**6,450**	**9,796**

Included in Other changes in existing business for the investment contracts is € 935 million and € 122 million attributable to changes in the underlying assets' fair value for the years ended December 31, 2008 and December 31, 2007, respectively.

Key Assumptions in relation to Insurance Business

The liabilities will vary with movements in interest rates, which are applicable, in particular, to the cost of guaranteed benefits payable in the future, investment returns and the cost of life assurance and annuity benefits where future mortality is uncertain.

Assumptions are made related to all material factors affecting future cash flows, including future interest rates, mortality and costs. The assumptions to which the long term business amount is most sensitive are the interest rates used to discount the cash flows and the mortality assumptions, particularly those for annuities.

The assumptions are set out below:

Interest Rates

Interest rates are used that reflect a best estimate of future investment returns taking into account the nature and term of the assets used to support the liabilities. Suitable margins for default risk are allowed for in the assumed interest rate.

Mortality

Mortality rates are based on published tables, adjusted appropriately to take into account changes in the underlying population mortality since the table was published, company experience and forecast changes in future mortality. If appropriate, a margin is added to assurance mortality rates to allow for adverse future deviations. Annuitant mortality rates are adjusted to make allowance for future improvements in pensioner longevity. Improvements in annuitant mortality are based on a percentage of the medium cohort projection subject to a minimum of rate of improvement of 1.25 % per annum.

Costs

For non-linked contracts, allowance is made explicitly for future expected per policy costs.

Other Assumptions

The take-up rate of guaranteed annuity rate options on pension business is assumed as 60 % and 57 % for the years ended December 31, 2008 and December 31, 2007, respectively.

Key Assumptions impacting Value of Business Acquired (VOBA)

The opening VOBA arising on the purchase of Abbey Life Assurance Company Limited was determined by capitalizing the present value of the future cash flows of the business over the reported liability at the date of acquisition. If assumptions were required about future mortality, morbidity, persistency and expenses, they were determined on a best estimate basis taking into account the business's own experience. General economic assumptions were set considering the economic indicators at the date of acquisition.

The rate of VOBA amortization is determined by considering the profile of the business acquired and the expected depletion in future value. At the end of each accounting period, the remaining VOBA is tested against the future net profit expected related to the business that was in force at the date of acquisition. If there is insufficient net profit, the VOBA will be written down to its supportable value.

Key Changes in Assumptions

Upon acquisition of Abbey Life Assurance Company Limited in October 2007, liabilities for insurance contracts were recalculated from a UK GAAP to a U.S. GAAP best estimate basis in line with the provisions of IFRS 4. The non-economic assumptions set at that time have not been changed but the economic assumptions have been reviewed in line with changes in key economic indicators. For annuity contracts, the liability was valued using the locked-in basis determined at the date of acquisition.

Sensitivity Analysis (in respect of Insurance Contracts only)

The following table presents the sensitivity of the Group's profit before tax and equity to changes in some of the key assumptions used for insurance contract liability calculations. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

	Impact on profit before tax		Impact on equity	
in € m.	2008	2007	2008	2007
Variable:				
Mortality[1] (worsening by ten percent)	(12)	(16)	(12)	(16)
Renewal expense (ten percent increase)	(1)	(1)	(1)	(1)
Interest rate[2] (one percent increase) (2007: one percent decrease)	(6)	(115)	(142)	88

1 The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.
2 In 2007 the impact of a decrease was shown as it had the more adverse effect.

For certain insurance contracts, the underlying valuation basis contains a Provision for Adverse Deviations ("PADs"). For these contracts, under U.S. GAAP, any worsening of expected future experience would not change the level of reserves held until all the PADs have been eroded while any improvement in experience would not result in an increase to these reserves. Therefore, in the sensitivity analysis, if the variable change represents a worsening of experience, the impact shown represents the excess of the best estimate liability over the PADs held at the balance sheet date. As a result, the figures disclosed in this table should not be used to imply the impact of a different level of change, and it should not be assumed that the impact would be the same if the change occurred at a different point in time.

[41] Current and Non-Current Assets and Liabilities

The following tables present an analysis of each asset and liability line item by contractual maturity as of December 31, 2008 and December 31, 2007.

Asset items as of December 31, 2008, follow.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2008
Cash and due from banks	9,826	–	9,826
Interest-earning deposits with banks	63,900	839	64,739
Central bank funds sold and securities purchased under resale agreements	8,671	596	9,267
Securities borrowed	35,016	6	35,022
Financial assets at fair value through profit or loss	1,598,362	25,449	1,623,811
Financial assets available for sale	7,586	17,249	24,835
Equity method investments	–	2,242	2,242
Loans	103,436	165,845	269,281
Property and equipment	–	3,712	3,712
Goodwill and other intangible assets	–	9,877	9,877
Other assets	135,408	2,421	137,829
Assets for current tax	3,217	295	3,512
Total assets before deferred tax assets	**1,965,422**	**228,531**	**2,193,953**
Deferred tax assets			8,470
Total assets			**2,202,423**

Liability items as of December 31, 2008, follow.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2008
Deposits	360,298	35,255	395,553
Central bank funds purchased and securities sold under repurchase agreements	84,481	2,636	87,117
Securities loaned	3,206	10	3,216
Financial liabilities at fair value through profit or loss	1,308,128	25,637	1,333,765
Other short-term borrowings	39,115	–	39,115
Other liabilities	157,750	2,848	160,598
Provisions	1,418	–	1,418
Liabilities for current tax	1,086	1,268	2,354
Long-term debt	22,225	111,631	133,856
Trust preferred securities	983	8,746	9,729
Obligation to purchase common shares	4	–	4
Total liabilities before deferred tax liabilities	**1,978,694**	**188,031**	**2,166,725**
Deferred tax liabilities			3,784
Total liabilities			**2,170,509**

Asset items as of December 31, 2007 follow.

in € m.	Amounts recovered or settled within one year	Amounts recovered or settled after one year	Total Dec 31, 2007
Cash and due from banks	8,632	–	8,632
Interest-earning deposits with banks	21,156	459	21,615
Central bank funds sold and securities purchased under resale agreements	12,193	1,404	13,597
Securities borrowed	55,548	413	55,961
Financial assets at fair value through profit or loss	1,345,564	32,447	1,378,011
Financial assets available for sale	6,168	36,126	42,294
Equity method investments	–	3,366	3,366
Loans	73,826	125,066	198,892
Property and equipment	–	2,409	2,409
Goodwill and other intangible assets	–	9,383	9,383
Other assets	180,489	3,149	183,638
Assets for current tax	2,014	414	2,428
Total assets before deferred tax assets	**1,705,590**	**214,636**	**1,920,226**
Deferred tax assets			4,777
Total assets			**1,925,003**

Liability items as of December 31, 2007 follow.

in € m.	Amounts recovered or settled within one year	Amounts recovered or settled after one year	Total Dec 31, 2007
Deposits	417,994	39,952	457,946
Central bank funds purchased and securities sold under repurchase agreements	177,468	1,273	178,741
Securities loaned	9,405	160	9,565
Financial liabilities at fair value through profit or loss	818,436	51,649	870,085
Other short-term borrowings	53,410	–	53,410
Other liabilities	168,135	3,309	171,444
Provisions	1,295	–	1,295
Liabilities for current tax	2,460	1,761	4,221
Long-term debt	23,255	103,448	126,703
Trust preferred securities	–	6,345	6,345
Obligation to purchase common shares	871	2,682	3,553
Total liabilities before deferred tax liabilities	**1,672,729**	**210,579**	**1,883,308**
Deferred tax liabilities			2,380
Total liabilities			**1,885,688**

[42] Supplementary Information to the Consolidated Financial Statements according to Section 315a HGB

As required by Section 315a German Commercial Code ("HGB"), the consolidated financial statements prepared in accordance with IFRS must provide additional disclosures which are given below.

Staff Costs

in € m.	2008	2007
Staff costs:		
Wages and salaries	8,060	11,298
Social security costs	1,546	1,824
thereof: those relating to pensions	510	478
Total	**9,606**	**13,122**

Staff

The average number of effective staff employed in 2008 was 79,931 (2007: 75,047) of whom 33,837 (2007: 31,898) were women. Part-time staff is included in these figures proportionately. An average of 51,993 (2007: 47,540) staff members worked outside Germany.

Management Board and Supervisory Board Remuneration

The total compensation of the Management Board was € 4,476,684 and € 33,182,395 for the years ended December 31, 2008 and 2007, respectively, thereof for the 2007 financial year € 28,832,085 for variable components.

Former members of the Management Board of Deutsche Bank AG or their surviving dependents received € 19,741,906 and € 33,479,343 for the years ended December 31, 2008 and 2007, respectively.

The Supervisory Board received in addition to a fixed payment (including meeting fees) of € 2,478,500 and € 2,366,000 (excluding value-added tax), variable emoluments totaling € 0 and € 3,656,084 for the years ended December 31, 2008 and 2007, respectively.

Provisions for pension obligations to former members of the Management Board and their surviving dependents totaled € 167,420,222 and € 176,061,752 at December 31, 2008 and 2007, respectively.

Loans and advances granted and contingent liabilities assumed for members of the Management Board amounted to € 2,641,142 and € 2,186,400 and for members of the Supervisory Board of Deutsche Bank AG to € 1,396,955 and € 1,713,528 for the years ended December 31, 2008 and 2007, respectively. Members of the Supervisory Board repaid € 0.1 million loans in 2008.

Other Publications

The "List of Shareholdings 2008" is published as a separate document and deposited with the German Electronic Federal Gazette ("elektronischer Bundesanzeiger"). It is available in the Investor Relations section of Deutsche Bank's website (http://www.deutsche-bank.de/ir/en/content/reports.htm).

Corporate Governance

Deutsche Bank AG and its only German listed consolidated subsidiary, Varta AG, have approved the Declaration of Conformity in accordance with section 161 of the German Corporation Act (AktG) and made it accessible to shareholders.

Principal Accounting Fees and Services

The table below gives a breakdown of the fees charged by our auditors for the 2008 and 2007 financial year.

Fee category in € m.	2008	2007
Audit fees	44	43
thereof to KPMG Germany	21	18
Audit-related fees	8	8
thereof to KPMG Germany	5	2
Tax fees	7	8
thereof to KPMG Germany	3	2
All other fees	–	–
thereof to KPMG Germany	–	–
Total fees	59	59

For further information please refer to our Corporate Governance Report.

[43] Events after the Balance Sheet Date

Postbank. On January 14, 2009, Deutsche Bank AG and Deutsche Post AG agreed on an amended transaction structure for Deutsche Bank's acquisition of Deutsche Postbank AG shares based on the purchase price agreed in September 2008. The contract comprises three tranches and closed on February 25, 2009. As a first step, Deutsche Bank AG acquired 50 million Postbank shares – corresponding to a stake of 22.9 % – in a capital increase of 50 million Deutsche Bank shares against a contribution in kind excluding subscription rights. Therefore, upon closing of the new structure the Group's Tier 1 capital consumption was reduced compared to the previous structure. The Deutsche Bank shares will be issued from authorized capital. As a result, Deutsche Post will acquire a shareholding of approximately 8 % in Deutsche Bank AG, over half of which it can dispose of from the end of April 2009, with the other half disposable from mid-June 2009. At closing, Deutsche Bank AG acquired mandatory exchangeable bonds issued by Deutsche Post. After three years, these bonds will be exchanged for 60 million Postbank shares, or a 27.4 % stake. Put and call options are in place for the remaining 26.4 million shares, equal to a 12.1 % stake in Deutsche Postbank. In addition, Deutsche Bank AG paid cash collateral of € 1.1 billion for the options which are exercisable between the 36th and 48th month after closing.

Cosmopolitan Resort and Casino. As disclosed in Note [19] Property and Equipment, in September 2008 the Group foreclosed on the Cosmopolitan Resort and Casino property and has continued to develop the project. The property is classified as investment property under construction in Premises and equipment, and had a carrying value of € 1.1 billion as at December 31, 2008.

In the first quarter of 2009, there was evidence of a significant deterioration of condominium, hotel and casino market conditions in Las Vegas. In light of this, the Group is currently considering various alternatives for the future development and execution of the Cosmopolitan Resort and Casino project. The recoverable value of the asset is dependent on developing market conditions and the course of action taken by the Group. As a result it is possible that an impairment to the carrying value may be required in 2009 which cannot be reliably quantified at this time.

Confirmations

03

Independent Auditors' Report

We have audited the consolidated financial statements prepared by the Deutsche Bank Aktiengesellschaft, comprising the balance sheet, the income statement, the statement of recognized income and expense, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1, 2008 to December 31, 2008. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to section 315a paragraph 1 HGB (German Commercial Code) are the responsibility of Deutsche Bank Aktiengesellschaft's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit. In addition we have been instructed to express an opinion as to whether the consolidated financial statements comply with full IFRS.

We conducted our audit of the consolidated financial statements in accordance with section 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany), and in supplementary compliance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to section 315a paragraph 1 HGB and full IFRS and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, March 11, 2009

KPMG AG
Wirtschaftsprüfungsgesellschaft

(formerly
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft)

Becker
Wirtschaftsprüfer

Bose
Wirtschaftsprüfer

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, March 5, 2009

Josef Ackermann

Hermann-Josef Lamberti

Hugo Bänziger

Stefan Krause

Report of the Supervisory Board

The financial crisis has presented great challenges to the global financial system. The insolvency of a large U.S. investment bank in September 2008 deeply affected the markets. Governments, central banks, supranational institutions and the financial industry itself have reacted with a series of measures to the crisis, however, the markets have still not fully recovered.

Deutsche Bank was also affected by this development. Unprecedented market conditions revealed weaknesses in some of the bank's businesses. For this reason, their strategic focus and structure were adjusted. Substantial steps were taken and are already showing initial results. Deutsche Bank's strategy as a leading investment bank with a strong private clients franchise has proven fundamentally sound during this difficult period. We would like to thank the Management Board and all our staff very much for their great personal dedication.

Last year, the Supervisory Board extensively discussed the bank's economic and financial development, its operating environment, risk position, planning and internal control systems. We held in-depth discussions with the Management Board on the bank's strategy and continued implementation of the measures on the management agenda. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, the bank's financial development and earnings situation, the bank's risk, liquidity and capital management as well as transactions and events that were of significant importance to the bank. We advised the Management Board and monitored its management of business. We were involved in decisions of fundamental importance. To be noted here is our participation in Deutsche Postbank AG, with which we intend to further strengthen our stable businesses. Between meetings, we were informed in writing of important matters. Resolutions were passed, when necessary between the meetings, by means of telephone conference or by circulation procedure. Important topics and upcoming decisions were also dealt with in regular discussions between the Chairman of the Supervisory Board and the Chairman of the Management Board. Several telephone conferences took place on the respectively current situation as well as two information events with the full Supervisory Board in September 2008 and January 2009 concerning the acquisition of the participation in Deutsche Postbank AG.

Meetings of the Supervisory Board

The Supervisory Board held seven meetings in the 2008 financial year. At the meetings, we were regularly informed of the most important risk positions and the development of the bank's business.

At the first meeting of the year on February 6, 2008, we discussed the development of business in 2007, the key figures of the Annual Financial Statements for 2007, a comparison of the plan-actual figures for 2007, the dividend proposal, the corporate planning for the years 2008 to 2010 and the structure of the Management Board's compensation system. Furthermore, following consultations, we approved the increase in our participation in Hua Xia Bank Company Ltd., China.

At the financial statements meeting on March 19, 2008, we approved the Annual Financial Statements for 2007, which were thus established. Furthermore, the Corporate Governance Report as well as the Compliance and Anti-Laundering Report were discussed, and the corporate planning for the years 2008 to 2010 was reexamined. The recommendations of the Nomination Committee on the succession planning for the shareholders' representatives on the Supervisory Board were discussed, and the resolution proposals for the Agenda of the General Meeting 2008 were approved. Based on the recommendation of the Chairman's Committee, Mr. Stefan Krause was appointed member of the Management Board with effect from April 1, 2008. We obtained extensive information on the Group's risk management. Changes in the composition of the Regional Advisory Boards and Advisory Councils in Germany were presented to us.

At the meeting the day before the General Meeting, we discussed the procedures for the General Meeting as well as the announced counterproposals. As necessary, resolutions were approved.

At the constitutive meeting of the Supervisory Board on May 29, 2008, directly following the General Meeting, Dr. Börsig was reelected Chairman of the Supervisory Board. Dr. Börsig thus also became Chairman of the Nomination, Chairman's, Risk and Mediation Committees as well as member of the Audit Committee. Ms. Ruck was elected Deputy Chairperson of the Supervisory Board and, as a result of this election, member of the Chairman's, Audit and Mediation Committees. Furthermore, Ms. Förster and Mr. Todenhöfer were elected members of the Chairman's Committee, Professor Kagermann and Sir Peter Job members of the Risk Committee and Ms. Labarge and Dr. Siegert deputy members of the Risk Committee. Also at this meeting, Dr. Eick was reelected Chairman and Sir Peter Job, Ms. Mark and Ms. Thieme were elected members of the Audit Committee.

At the meeting on July 30, 2008, Mr. Neske reported on the positioning and strategy of the Private and Business Clients Business Division, which he heads. In addition, the Management Board informed us of the status of the planned acquisition of some of the Dutch commercial banking activities of ABN AMRO and the significant aspects of the directors' and officers' liability insurance for the Supervisory Board members. Based on the supplements to the German Corporate Governance Code approved by the Government Commission in June 2008, amendments to the terms of reference for the Supervisory Board and for the Chairman's Committee were resolved, thus implementing all of the new recommendations of the Code.

At an extraordinary meeting on October 14, 2008, we were informed of the effects on the financial system from the insolvency of Lehman Brothers. The central banks' various strategic approaches as well as the different government rescue packages were discussed in detail, along with the developments in connection with Hypo Real Estate and their possible effects. Furthermore, the Management Board provided an up-to-date overview of the bank's most important risk exposures and their valuations as well as its liquidity position.

At the last meeting of the year on October 29, 2008, our discussions focused on an outlook for the fourth quarter and, in particular, on the bank's further strategic development as well as the corresponding targets and planned measures. The appointments to the Management Board of Dr. Bänziger and Mr. Lamberti were both extended by five years. In addition, the Chairman of the Audit Committee reported in detail on the Committee's work, its responsibilities and their handling. The Management Board informed us of the status of the acquisition of Deutsche Postbank AG, which the Supervisory Board had approved in September. Furthermore, we discussed the Deutsche Bank Human Resources Report on staff development and succession planning.

All members of the Supervisory Board participated in the Supervisory Board meetings with only few exceptions in the year 2008.

The Committees of the Supervisory Board

The Chairman's Committee met five times during the reporting period. In addition, two telephone conferences took place. Between the meetings, the Chairman of the Chairman's Committee spoke with the Committee members regularly about issues of major importance. The Committee examined, in particular, the determination of the variable compensation for the Management Board for the year 2007, the structure of the Management Board's compensation, including a review of regulations relating to pensions, the preparation of Management Board appointments, along with contract extensions, issues of succession planning and adjustments to the Management Board's Business Allocation Plan. In addition, it prepared resolutions for the Supervisory Board and discussed the results of the Supervisory Board's efficiency review. Where required, the Committee gave its approval to Management Board members for their ancillary activities or to accept directorships at other companies. Furthermore, it approved the Management Board resolutions relating to the process of structuring the bank's capital increase to finance the minority shareholding in Deutsche Postbank AG, which was carried out in September 2008. Finally, it handled the implementation of the new recommendations and suggestions of the German Corporate Governance Code.

At its six meetings and two telephone conferences, the Risk Committee discussed the bank's exposures subject to mandatory approval under German law and the Articles of Association as well as all major loans and loans entailing increased risks. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country, market and operational risks, the Committee also discussed legal and reputational risks. The Committee extensively discussed the bank's risk position along with the developments of the global financial crisis and their impacts, which had intensified further. This included the situation in proprietary trading, the development of the value-at-risk, the risk management measures taken in the most severely affected portfolios and the most important exposures in the financial institutions sector. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met six times in 2008. Representatives of the bank's auditor were also present at all of the meetings. Subjects covered were the audit of the Annual Financial Statements and Consolidated Financial Statements, which were approved, the quarterly financial statements, Forms 20-F and 6-K for the U.S. Securities and Exchange Commission (SEC), as well as the interim reports. The Committee dealt with the proposal for the election of the auditor for the 2008 financial year, issued the audit mandate, specified audit areas of focus, resolved on the auditor's remuneration and verified the auditor's independence in accordance with the German Corporate Governance Code and the rules of the U.S. Public Company Accounting Oversight Board (PCAOB). The Audit Committee is convinced that, as in the previous years, there are no conflicts of interest on the part of the bank's auditor. We extensively checked to what extent our internal control systems are in accordance with the requirements of the Sarbanes-Oxley Act. When necessary, resolutions were passed or recommended for the Supervisory Board's approval. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related tasks, on the work of Internal Audit, on issues relating to compliance as well as on legal and reputational risks. Internal Audit's plan for the year was noted with approval. The Audit Committee did not receive any complaints in connection with accounting, internal accounting controls and auditing matters. At the last meeting of the year, the Committee obtained information from the Management Board and the auditor on the audit areas of focus in planning for the Annual Financial Statements for 2008. This included, in particular, the current capital and leverage ratios, the development of core capital, credit and credit-related impairments, fair value accounting, assets for which no market price is currently available, the bank's approach to determining impairments and various tax issues.

The Nomination Committee met once in 2008. To prepare for this meeting, an external international consulting firm was engaged. In parallel, numerous individual discussions took place. At its meeting, the Committee discussed potential candidates on the basis of a defined profile of requirements and resolved to recommend that six previous members and three new candidates be proposed to the Supervisory Board for election by the General Meeting. Furthermore, as a result of Professor Dr. von Pierer's withdrawal from a renewed candidature, another candidate was recommended through circulation procedure.

Meetings of the Mediation Committee, established pursuant to the provisions of Germany's Co-Determination Act (MitbestG), were not necessary in 2008.

The committee chairmen reported regularly to the Supervisory Board on the work of the committees.

Corporate Governance

The implementation of the three new recommendations and suggestions of the German Corporate Governance Code was discussed at the meetings of the Supervisory Board and Chairman's Committee in July 2008. The Supervisory Board resolved to implement the new recommendations of the Code and amended the terms of reference for the Supervisory Board and Chairman's Committee accordingly.

At its meeting in March 2008, the Supervisory Board discussed the results of the latest review of its efficiency. A company-specific questionnaire had been drawn up for this and sent to all Supervisory Board members at the end of 2007. The Supervisory Board determined that the suggestions and measures which had been proposed during the preceding efficiency review had been effectively implemented and led to an increase in the efficiency of the work of the Supervisory Board. The review identified individual points for improvement.

The Supervisory Board determined that it has what it considers to be an adequate number of independent members. It also determined that all members of the Audit Committee are independent as such term is defined by the regulations of the Securities and Exchange Commission (SEC) issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Dr. Clemens Börsig and Dr. Karl-Gerhard Eick were determined to be financial experts in accordance with the rules of the Securities and Exchange Commission (SEC).

The Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2007, was reissued at the meeting of the Supervisory Board on October 29, 2008.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 29, 2008, can be found in the Financial Report 2008 on pages 291 ff. and on our internet website at www.deutsche-bank.com. The terms of reference for the Supervisory Board and its committees as well as for the Management Board are also published there.

Conflicts of Interest and Their Handling

The Risk Committee dealt with the loan approvals required pursuant to § 15 German Banking Act (KWG). Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken did not participate in the discussion and voting.

Dr. Börsig did not participate in the voting on three resolutions of the Supervisory Board on October 29, 2008, as they related to him personally. The resolutions were approved by the Supervisory Board – under the direction of Mr. Todenhöfer for these items.

Occasionally, there were latent conflicts of interest on the part of individual Supervisory Board members. During the reporting period, for example, Ms. Platscher, Ms. Förster and Ms. Ruck, representatives of the employees, were also members of the Supervisory Board of Deutsche Bank Privat- und Geschäftskunden AG, and Mr. Hartmann was, for a time, Chairman of the Supervisory Board of IKB Deutsche Industriebank AG. They did not participate in the discussions of the relevant topics, which took place in some cases in the committees they were not members of. Additional special measures to address these latent and only occasional conflicts of interest were not required.

Litigation

As in the preceding years, the Supervisory Board was regularly informed of important lawsuits and discussed further courses of action. This included the actions for rescission and to obtain information filed in connection with the General Meetings in 2003, 2004, 2005, 2006, 2007 and 2008 as well as Dr. Kirch's lawsuits against Deutsche Bank and Dr. Breuer. The General Meeting's election of shareholder representatives on May 29, 2008, was contested by several shareholders. A court decision is still pending.

The election of the shareholder representatives by the General Meeting on June 10, 2003, was confirmed, as in the lower courts, by Germany's Supreme Court, as the final court of appeal, on February 16, 2009.

Furthermore, we had reports concerning important lawsuits presented to the Supervisory Board on a regular basis and, in detail, to the Audit and Risk Committees.

Annual Financial Statements

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2008 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2008. The audits led in each case to an unqualified opinion. The Audit Committee examined the documents for the Annual Financial Statements and Consolidated Financial Statements along with the auditor's report and discussed these extensively with the auditor. The Chairman of the Audit Committee reported to us on this at today's meeting of the Supervisory Board. We agreed with the results of the audits after inspecting the auditors' reports as well as an extensive discussion and agreed to the recommendation of the Audit Committee and determined that, also based on the results of our inspections, there were no objections to be raised.

Today, we established the Annual Financial Statements prepared by the Management Board and approved the Consolidated Financial Statements. We agree to the Management Board's proposal for the appropriation of profits.

Personnel Issues

Mr. Di lorio left the Management Board on September 30, 2008. His tasks and functional responsibilities were assumed by Mr. Krause, who had been appointed member of the Management Board with effect from April 1, 2008. Before joining Deutsche Bank, Mr. Krause had been a member of the Board of Management of BMW AG since May 2002, where he was Chief Financial Officer until September 2007 and subsequently held functional responsibility for Sales and Marketing. We thank Mr. Di lorio for his successful work for Deutsche Bank over many years, his great dedication as a member of the Management Board and his consistently constructive cooperation with the Supervisory Board.

At today's meeting of the Supervisory Board, Michael Cohrs, Jürgen Fitschen, Anshu Jain and Rainer Neske were appointed members of the Management Board of Deutsche Bank AG for a period of three years with effect from April 1, 2009. Mr. Cohrs came to Deutsche Bank in 1995 and has been member of the Group Executive Committee since 2002. On the bank's Management Board, he will continue to have responsibility for Global Banking, the division he presently heads. Mr. Fitschen has been with Deutsche Bank since 1987, was already member of the Management Board from 2001 to the beginning of 2002 and has been a member of the Group Executive Committee since 2002. He is head of Regional Management. On the Management Board, he will continue to be responsible for Regional Management. Mr. Jain joined Deutsche Bank in 1995 and became head of Global Markets in 2001 as well as member of the Group Executive Committee in 2002. He will continue to be responsible for Global Markets as member of the Management Board. Mr. Neske came to Deutsche Bank in 1990 and in 2000 was appointed member of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. Since 2003 he has been member of the Group Executive Committee and Spokesman of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. On the Management Board of Deutsche Bank AG, he will be responsible for the Private and Business Clients Division.

With the exception of the mandate of Dr. Theo Siegert, who had already been elected for the period until the conclusion of the Ordinary General Meeting 2012, the term of office of the Supervisory Board members ended upon conclusion of the General Meeting on May 29, 2008. Ulrich Hartmann, Professor Dr. Heinrich von Pierer and Dr. Jürgen Weber, representatives of the shareholders, as well as Sabine Horn, Rolf Hunk, Ulrich Kaufmann and Peter Kazmierczak, representatives of the employees, left the Supervisory Board. The General Meeting 2008 reelected Dr. Clemens Börsig, Dr. Karl-Gerhard Eick, Professor Dr. Henning Kagermann and Tilman Todenhöfer to the Supervisory Board for a term of office of five years. In light of the age limit set at 70, Sir Peter Job was reelected for a shorter term of office of three years until the conclusion of the Ordinary General Meeting 2011, and Maurice Lévy for four years until the conclusion of the Ordinary General Meeting 2012. For the first time, Suzanne Labarge, Dr. Johannes Teyssen and Werner Wenning were elected to the Supervisory Board by the General Meeting, for a term of office of five years until the conclusion of the Ordinary General Meeting 2013.

Representatives of the employees on the Supervisory Board, Heidrun Förster, Henriette Mark, Gabriele Platscher, Karin Ruck, Gerd Herzberg and Leo Wunderlich, were confirmed by the delegates' meeting on May 8, 2008. Elected for the first time were Martina Klee, Marlehn Thieme, Wolfgang Böhr and Alfred Herling.

We thank all of the members who left the Supervisory Board for their dedicated work and constructive assistance to the company and the Management Board during the past years. We are convinced that the new Supervisory Board will keep up this successful work.

Frankfurt am Main, March 17, 2009
The Supervisory Board

Dr. Clemens Börsig
Chairman

Corporate Governance Report

04

Corporate Governance Report

Management Board and Supervisory Board

Management Board

The Management Board is responsible for managing the company. Its members are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Management Board and the committees installed by the Board are specified in its Terms of Reference, which are available on our Internet website (www.deutsche-bank.com/corporate-governance).

On April 1, 2008, Mr. Krause joined the Management Board. He took over the responsibilities of Anthony Di Iorio, who left the Management Board on September 30, 2008, for retirement. The following paragraphs show information on the current members of the Management Board. The information includes their ages as of December 31, 2008, the year in which they were appointed and the year in which their term expires, their current positions or area of responsibility and their principal business activities outside our company. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

Dr. Josef Ackermann
Age: 60
First appointed: 1996
Term expires: 2010

Dr. Josef Ackermann joined Deutsche Bank as a member of the Management Board in 1996, where he was responsible for the investment banking division. On May 22, 2002, Dr. Ackermann was appointed Spokesman of the Management Board. On February 1, 2006, he was appointed Chairman of the Management Board.

After studying Economics and Social Sciences at the University of St. Gallen, he worked at the University's Institute of Economics as research assistant and received a doctorate in Economics. Dr. Ackermann started his professional career in 1977 at Schweizerische Kreditanstalt (SKA) where he held a variety of positions in Corporate Banking, Foreign Exchange/Money Markets and Treasury, Investment Banking and Multinational Services. He worked in London and New York, as well as at several locations in Switzerland. Between 1993 and 1996, he served as President of SKA's Executive Board, following his appointment to that board in 1990.

Dr. Ackermann is a member of the Supervisory Board of Siemens AG (Second Deputy Chairman), Deputy Chairman of the Board of Administration of Belenos Clean Power Holding Ltd. (since April 2008) and a member of the Board of Directors of Royal Dutch Shell Plc (since May 2008).

Dr. Hugo Bänziger
Age: 52
First appointed: 2006
Term expires: 2014

Dr. Hugo Bänziger became a member of our Management Board on May 4, 2006. He is our Chief Risk Officer. He joined Deutsche Bank in London in 1996 as Head of Global Markets Credit. He was appointed Chief Credit Officer in 2000 and became Chief Risk Officer for Credit and Operational Risk in 2004.

Dr. Bänziger began his career in 1983 at the Swiss Federal Banking Commission in Berne. From 1985 to 1996, he worked at Schweizerische Kreditanstalt (SKA) in Zurich and London, first in Retail Banking and subsequently as Relationship Manager in Corporate Finance. In 1990 he was appointed Global Head of Credit for CS Financial Products.

He studied Modern History, Law and Economics at the University of Berne, where he subsequently earned a doctorate in Economic History.

Dr. Bänziger engages in the following principal business activities outside our company: He is a member of the Supervisory Board of EUREX Clearing AG, EUREX Frankfurt AG and a member of the Board of Directors of EUREX Zürich AG.

Stefan Krause
Age: 46
First appointed: 2008
Term expires: 2013

Mr. Krause became a member of our Management Board on April 1, 2008. Upon the retirement of Anthony Di Iorio, Stefan Krause became Deutsche Bank's Chief Financial Officer (CFO), effective October 1, 2008.

Previously, Mr. Krause spent over 20 years in the automotive industry, holding various senior management positions with a strong focus on Finance and Financial Services. Starting in 1987 at BMW's Controlling department in Munich, he transferred to the USA in 1993, building up and ultimately heading BMW's Financial Services Division in the Americas. Relocating to Munich in 2001, he became Head of Sales Western Europe (excluding Germany). He was appointed member of the Management Board of BMW Group in May 2002, serving as Chief Financial Officer until September 2007 and subsequently as Chief of Sales and Marketing.

Mr. Krause studied Business Administration in Wurzburg and graduated in 1986 with a master's degree in Business Administration.

Mr. Krause does not have any external mandates subject to disclosure.

Hermann-Josef Lamberti
Age: 52
First appointed: 1999
Term expires: 2014

Hermann-Josef Lamberti was appointed a member of our Management Board in 1999. He is our Chief Operating Officer. He joined Deutsche Bank in 1998 as an Executive Vice President, based in Frankfurt.

Mr. Lamberti began his professional career in 1982 with Touche Ross in Toronto and subsequently joined Chemical Bank in Frankfurt. From 1985 to 1998 he worked for IBM, initially in Germany in the areas Controlling, Internal Application Development and Sales Banks/Insurance Companies. In 1993, he was appointed General Manager of the Personal Software Division for Europe, the Middle East and Africa at IBM Europe in Paris. In 1995, he moved to IBM in the U.S., where he was Vice President for Marketing and Brand Management. He returned to Germany in 1997 to take up the position of Chairman of the Management of IBM Germany in Stuttgart.

Mr. Lamberti studied Business Administration at the Universities of Cologne and Dublin and graduated in 1982 with a master's degree in Business Administration.

Mr. Lamberti engages in the following principal business activities outside our company: He is a member of the supervisory board or similar bodies of BVV Versicherungsverein des Bankgewerbes a.G., BVV Versorgungskasse des Bankgewerbes e.V., BVV Pensionsfonds des Bankgewerbes AG, Deutsche Börse AG, European Aeronautic Defence and Space Company EADS N.V. and Carl Zeiss AG.

Group Executive Committee

The Group Executive Committee was established in 2002. It comprises the members of the Management Board, the five Business Heads of our Group Divisions and the head of the management of our regions. Dr. Josef Ackermann, Chairman of the Management Board, is also the Chairman of the Group Executive Committee. The Group Executive Committee serves as a tool to coordinate our businesses and regions through the following tasks and responsibilities:

— Provision of ongoing information to the Management Board on business developments and particular transactions;
— Regular review of our business segments;
— Consultation with and furnishing advice to the Management Board on strategic decisions; and
— Preparation of decisions to be made by the Management Board.

Supervisory Board

The Supervisory Board appoints, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. The Management Board regularly informs the Supervisory Board of the intended business policies and other fundamental matters relating to the assets, liabilities, financial and profit situation as well as its risk situation, risk management and risk controlling. A report is made to the Supervisory Board on corporate planning at least once a year. On the basis of recommendations by the Chairman's Committee, the Supervisory Board adopts resolutions on and reviews the structure of the Management Board's compensation system including the material contractual components. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. He maintains regular contact with the Management Board, especially with the Chairman of the Management Board, and consults with him on strategy, the development of business and risk management. The Supervisory Board Chairman is informed by the Chairman of the Management Board without delay of important events of substantial significance for the situation and development as well as for the management of Deutsche Bank Group. The types of business that require the approval of the Supervisory Board to be transacted are specified in Section 13 of our Articles of Association. The Supervisory Board meets if required without the Management Board. For the performance of its duties, the Supervisory Board may, at its professional discretion, use the services of auditors, legal advisors and other internal and external consultants.

The duties, procedures and committees of the Supervisory Board are specified in its Terms of Reference, which are available on the Deutsche Bank Internet website (www.deutsche-bank.com/corporate-governance)

The following table shows information on the current members of our Supervisory Board. The members representing our shareholders were elected at the Annual General Meeting on May 29, 2008, except for Dr. Siegert, who was elected at the Annual General Meeting 2007 until the end of the Annual General Meeting in 2012. The members elected by employees in Germany were elected on May 8, 2008. The information includes the members' ages as of December 31, 2008, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies' supervisory boards, other nonexecutive directorships and other positions.

Member	Principal occupation	Supervisory board memberships and other directorships
Wolfgang Böhr* Age: 45 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Dusseldorf of Deutsche Bank	
Dr. Clemens Börsig Age: 60 Appointed by the court: 2006 Term expires: 2013	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Linde AG; Bayer AG; Daimler AG; Emerson Electric Company (since February 2009)
Dr. Karl-Gerhard Eick Age: 54 Appointed by the court: 2004 Term expires: 2013	Deputy Chairman of the Management Board of Deutsche Telekom AG, Bonn until February 28, 2009; Chairman of the Management Board of Arcandor AG, Essen since March 1, 2009	DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH (until September 2008); T-Mobile International AG; T-Systems Enterprise Services GmbH; T-Systems Business Services GmbH; FC Bayern München AG; CORPUS SIREO Holding GmbH & Co. KG; STRABAG Property and Facility Services GmbH (since October 2008); Hellenic Telecommunications Organization S.A. (OTE S.A.) (since June 2008); Thomas Cook Group Plc (since December 2008)
Heidrun Förster* Age: 61 First elected: 1993 Term expires: 2013	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG until May 29, 2008; Chairperson of the Combined Staff Council Berlin of Deutsche Bank	Deutsche Bank Privat- und Geschäftskunden AG (since May 2008); Betriebskrankenkasse der Deutschen Bank
Alfred Herling* Age: 56 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Wuppertal/Sauerland of Deutsche Bank; Deputy Chairman of the General Staff Council; Chairman of the European Staff Council	
Gerd Herzberg* Age: 58 Appointed by the court: 2006 Term expires: 2013	Deputy Chairman of ver.di Vereinte Dienstleistungsgewerkschaft, Berlin	Franz Haniel & Cie GmbH (Deputy Chairman); DBV Winterthur Lebensversicherung AG; BGAG – Beteiligungsgesellschaft der Gewerkschaften AG; DAWAG – Deutsche Angestellten Wohnungsbau AG (Chairman); Vattenfall Europe AG
Sir Peter Job Age: 67 Appointed by the court: 2001 Term expires: 2011		Schroders Plc; Tibco Software Inc.; Royal Dutch Shell Plc; Mathon Systems (Advisory Board)
Prof. Dr. Henning Kagermann Age: 61 First elected: 2000 Term expires: 2013	Co-CEO of SAP AG, Walldorf	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation; Deutsche Post AG (since February 28, 2009)
Martina Klee* Age: 46 First elected: 2008 Term expires: 2013	Chairperson of the Staff Council GTO Deutsche Bank Frankfurt/Eschborn; member of the General Staff Council of Deutsche Bank	Sterbekasse für die Angestellten der Deutschen Bank a.G.
Suzanne Labarge Age: 62 First elected: 2008 Term expires: 2013		Coca-Cola Enterprises Inc.
Maurice Lévy Age: 66 First elected: 2006 Term expires: 2012	Chairman and CEO, Publicis Groupe S.A., Paris	Publicis Conseil S.A.; Medias et Régies Europe S.A.; MMS USA Holdings, Inc.; Fallon Group, Inc.; Zenith Optimedia Group Ltd.
Henriette Mark* Age: 51 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank	

Member	Principal occupation	Supervisory board memberships and other directorships
Gabriele Platscher* Age: 51 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank	Deutsche Bank Privat- und Geschäftskunden AG (until May 2008); BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BVV Pensionsfonds des Bankgewerbes AG
Karin Ruck* Age: 43 First elected: 2003 Term expires: 2013	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG since May 29, 2008; Deputy Chairperson of the Combined Staff Council Frankfurt branch of Deutsche Bank	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BVV Pensionsfonds des Bankgewerbes AG
Dr. Theo Siegert Age: 61 First elected: 2006 Term expires 2012	Managing Partner of de Haen Carstanjen & Söhne, Düsseldorf	E.ON AG; ERGO AG; Merck KGaA; E. Merck OHG (member of the Shareholders' Committee); DKSH Holding Ltd. (member of the Board of Administration)
Dr. Johannes Teyssen Age: 49 First elected: 2008 Term expires: 2013	Chief Operating Officer and Deputy Chairman of the Management Board of E.ON AG, Düsseldorf	E.ON Energie AG; E.ON Ruhrgas AG; E.ON Energy Trading AG; Salzgitter AG; E.ON Nordic AB; E.ON Sverige AB; E.ON Italia Holding s.r.l.
Marlehn Thieme* Age: 51 First elected: 2008 Term expires: 2013	Divisional Head of Corporate Social Responsibility Deutsche Bank AG, Frankfurt	
Tilman Todenhöfer Age: 65 Appointed by the court: 2001 Term expires: 2013	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Int. Beteiligungen AG (President of the Board of Administration); HOCHTIEF AG (since September 2008); Carl Zeiss AG (Chairman, until September 2008; Schott AG (Chairman, until July 2008)
Werner Wenning Age: 62 First elected: 2008 Term expires: 2013	Chairman of the Management Board of Bayer AG, Leverkusen	E.ON AG (since April 2008); Henkel AG & Co. KGaA (member of the Supervisory Board until April 14, 2008; member of the Shareholders' Committee since April 14, 2008); Evonik Industries AG (until September 2008); Bayer Schering Pharma AG (Chairman)
Leo Wunderlich* Age: 59 First elected: 2003 Term expires: 2013	Chairman of the Group and General Staff Councils of Deutsche Bank AG, Mannheim	

* Elected by the employees in Germany

Dr. Clemens Börsig was a member of the Management Board of Deutsche Bank AG until May 3, 2006. Dr. Börsig has declared that he would abstain from voting in his function as member of the Supervisory Board and its committees on all questions that relate to his former membership of the Management Board and could create a conflict of interest.

According to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that it has what it considers to be an adequate number of independent members.

Standing Committees

The Supervisory Board has established the following five standing committees. The Report of the Supervisory Board provides information on the concrete work to the committees over the preceding year (see Report of the Supervisory Board on pages 283 – 289 of the Financial Report 2008).

Chairman's Committee: The Chairman's Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning. It also submits a proposal to the Supervisory Board on the compensation for the Management Board including the main contract elements and is responsible for entering into, amending and terminating the service contracts and other agreements with the Management Board members. It provides its approval for ancillary activities of Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act. Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman's Committee held five meetings in 2008.

The current members of the Chairman's Committee are Dr. Clemens Börsig (Chairman), Heidrun Förster, Karin Ruck and Tilman Todenhöfer.

Nomination Committee: The Nomination Committee prepares the Supervisory Board's proposals for the election or appointment of new shareholder representatives to the Supervisory Board. The Nomination Committee held one meeting in 2008.

The current members of the Nomination Committee are Dr. Clemens Börsig (Chairman), Tilman Todenhöfer and Werner Wenning.

Audit Committee: The Audit Committee reviews the documentation relating to the annual and consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor prior to their publication. In addition, the Audit Committee issues the audit mandate to the auditor elected by the General Meeting. It resolves on the compensation paid to the auditor and monitors the auditor's independence, qualifications and efficiency. The Head of Internal Audit regularly reports to the Audit Committee on the work done by internal audit. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for taking receipt of and dealing with complaints concerning accounting, internal accounting controls and issues relating to the audit. At its meetings, reports are regularly presented on issues of compliance. Subject to its review, the Audit Committee grants its approval for mandates engaging the auditor for non-audit-related services (in this context, see also "Principal Accountant Fees and Services" on pages 301 – 302 of the Corporate Governance Report). The Audit Committee held six meetings in 2008.

The current members of the Audit Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Clemens Börsig, Sir Peter Job, Henriette Mark, Karin Ruck and Marlehn Thieme.

Risk Committee: The Risk Committee handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital if it is likely that the shareholding will not remain in our full or partial possession for more than twelve months. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee held six meetings in 2008.

The current members of the Risk Committee are Dr. Clemens Börsig (Chairman), Professor Dr. Henning Kagermann and Sir Peter Job. Suzanne Labarge and Dr. Theo Siegert are substitute members of the Risk Committee. They are invited to all meetings and regularly attend them.

In addition to these four committees, the Mediation Committee, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2008.

The current members of the Mediation Committee are Dr. Clemens Börsig (Chairman), Wolfgang Böhr, Karin Ruck, and Tilman Todenhöfer.

Further details regarding the Chairman's Committee, the Risk Committee, the Audit Committee and the Nomination Committee are regulated in separate Terms of Reference, which are available on our Internet website, along with the Terms of Reference of our Supervisory Board (www.deutsche-bank.de/corporate-governance).

Compensation

For a description of the compensation for the Management Board and the Supervisory Board in 2008, please refer to our detailed Compensation Report on pages 51 – 57 of the Management Report, published in accordance with the provisions of the German Act on Disclosure of Management Board Compensation.

Share Plans

For information on our employee share programs, please refer to Note [31] to the consolidated financial statements.

Reporting and Transparency

Directors' Share Ownership

Management Board. For the Directors' Share Ownership of the Management Board, please refer to our detailed Compensation Report in the Management Report.

Supervisory Board. As of February 27, 2009, the current members of our Supervisory Board held the following numbers of our shares, share grants under our employee share plans and options on our shares.

Members of the Supervisory Board	Number of shares	Number of share grants	Number of options
Wolfgang Böhr	10	10	100
Dr. Clemens Börsig[1]	120,000	23,156	–
Dr. Karl-Gerhard Eick	–	–	–
Heidrun Förster	895	10	–
Alfred Herling	767	10	–
Gerd Herzberg	–	–	–
Sir Peter Job	4,000	–	–
Prof. Dr. Henning Kagermann	–	–	–
Martina Klee	618	10	–
Suzanne Labarge	–	–	–
Maurice Lévy	–	–	–
Henriette Mark	378	10	–
Gabriele Platscher	739	10	–
Karin Ruck	102	8	–
Dr. Theo Siegert	–	–	–
Dr. Johannes Teyssen	–	–	–
Marlehn Thieme	102	6	–
Tilman Todenhöfer	300	–	–
Werner Wenning	–	–	–
Leo Wunderlich	712	10	100
Total	**128,623**	**23,240**	**200**

1 Excluding 150 Deutsche Bank shares, pooled in a family-held partnership, in which Dr. Clemens Börsig has an interest of 25 %.

As of February 27, 2009, the members of the Supervisory Board held 128,623 shares, amounting to less than 0.02 % of our shares issued on that date.

Some of the Supervisory Board members who are or were formerly employees received grants under our employee share plans entitling them to receive shares at specified future dates or granting them options to acquire shares at future dates. For a description of our employee share plans, please refer to Note [31] of the consolidated financial statements. Shares that have been delivered to such employees as a result of grants under the plans (including following the exercise of options granted thereunder), and that have not been disposed by them, are shown in the "Number of Shares" column in the table above, as are shares otherwise acquired by them. Shares granted under the plans that have not yet been delivered to such employees are shown in the "Number of Share Grants" column.

As listed in the "Number of Share Grants" column in the table, Dr. Clemens Börsig holds 23,156 DB Equity Units granted under the DB Global Partnership Plan in connection with his prior service as a member of our Management Board, which are scheduled to be delivered to him in installments through August 2010. The other grants reflected in the table were made to employee representatives on our Supervisory Board under the DB Global Share Plan 2008, and are scheduled to be delivered on November 1, 2009.

The options reflected in the table were acquired via the voluntary participation of employee representatives on our Supervisory Board in the DB Global Share Plan. The options issued in 2003 generally have a strike price of € 75.24, have been exercisable since January 2, 2006, and have an expiration date of December 11, 2009. The options are with respect to our ordinary shares.

Related Party Transactions

For information on related party transactions please refer to Note [38].

Auditing and Controlling

Audit Committee Financial Expert

Our Supervisory Board has determined that Dr. Clemens Börsig and Dr. Karl-Gerhard Eick, who are members of its Audit Committee, are "audit committee financial experts", as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. The audit committee financial experts mentioned above are "independent" of us, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, which is the definition to which we, as a foreign private issuer the common shares of which are listed on the New York Stock Exchange, are subject.

Code of Ethics

In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, we adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions ("senior financial officers"). Currently at Deutsche Bank these are the Chairman of the Management Board, the Chief Financial Officer, the Deputy Chief Financial Officer, the Head of Group Accounting as well as members of the Group Finance Committee. A copy of this Code of Ethics is available on our Internet website at http://www.deutsche-bank.com/corporate-governance. In 2008 no complaints were reported to the Corporate Governance Officer regarding the Code of Ethics.

Principal Accountant Fees and Services

In accordance with German law, our principal accountants are appointed by our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such recommendation. Subsequent to the principal accountants' appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants' independence. At our 2007 and 2008 Annual General Meetings, our shareholders appointed KPMG AG Wirtschaftsprüfungsgesellschaft, which had been our principal accountants for a number of years, as our principal accountants for the 2007 and 2008 fiscal years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (1) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (2) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, and (3) Tax-Related Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (4) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Related Fees. These amounts exclude expenses and VAT.

Fee category in € m.	2008	2007
Audit fees	44	43
Audit-related fees	8	8
Tax-related fees	7	8
All other fees	–	–
Total fees	59	59

Our Audit-Related Fees included fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax-Related Fees included fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. Our Other Fees were incurred for project-related advisory services.

United States law and regulations, and our own policies, generally require all engagements of our principal accountants be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform non-audited services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team established and supervised by our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Finance and Tax departments. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration.

In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are "independent" as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2007 and 2008, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5 %.

Compliance with the German Corporate Governance Code

Declaration of Conformity 2008

The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 German Stock Corporation Act (AktG) on October 29, 2008. Since the last Declaration of Conformity dated October 30, 2007, Deutsche Bank AG has complied with the recommendations of the "Government Commission's German Corporate Governance Code" with the following exception:

— For the members of the Management Board and Supervisory Board, there was a directors' and officers' liability insurance policy without a deductible (Code No. 3.8). This is actually a group insurance policy for a large number of staff members in Germany and abroad. Internationally, a deductible is unusual; a differentiation between board members and staff members does not appear to be appropriate.

Deutsche Bank will act in conformity with the recommendations of the "Government Commission's German Corporate Governance Code" in the Code version dated June 6, 2008, published in the Bundesanzeiger on August 8, 2008, with the following exception:

— For the members of the Management Board and Supervisory Board, there is a directors' and officers' liability insurance policy without a deductible (Code No. 3.8). This is actually a group insurance policy for a large number of staff members in Germany and abroad. Internationally, a deductible is unusual; a differentiation between board members and staff members thus does not appear to be appropriate.

The Declaration of Conformity dated October 29, 2008, and all of the previous versions of the Declaration of Conformity are published on Deutsche Bank's website at www.deutsche-bank.com/corporate-governance, where a copy of the German Corporate Governance Code is also available.

Statement on the Suggestions of the German Corporate Governance Code

Contrary to the suggestion in the Code (No. 5.1.2), Stefan Krause was appointed member of the Management Board for a period of five full years because he had to terminate an ongoing Management Board contract at BMW to join Deutsche Bank. However, when Management Board members are appointed for the first time we intend to agree shorter terms of office as a rule, in line with the procedure to date. Apart from that Deutsche Bank voluntarily complies with the suggestions of the Code in the version dated June 6, 2008, with the following exceptions:

— The representatives appointed by Deutsche Bank to exercise shareholders' voting rights can be reached by those attending the General Meeting until just before voting commences. The representatives are reachable by those not attending until 12 noon on the day of the General Meeting using the instruction tool in the Internet (Code No. 2.3.3). In this manner, the risk of any technical disruptions directly before voting takes place can basically be excluded. The broadcast through the Internet also ends at the latest at this time, which means information useful for non-participants in forming an opinion can no longer be expected thereafter.

— Our broadcast of the General Meeting through the Internet (Code No. 2.3.4) covers the opening of the General Meeting by the Chairman and the report of the Management Board. The shareholders are thus free to hold their discussions with management unencumbered by a public broadcast to a wide audience.

Supplementary Information

05

Management Board

Josef Ackermann
Chairman

Hugo Bänziger

Anthony Di Iorio
until September 30, 2008

Stefan Krause
from April 1, 2008

Hermann-Josef Lamberti

Supervisory Board

Dr. Clemens Börsig
– Chairman,
Frankfurt am Main

Karin Ruck*
– Deputy Chairperson from
May 29, 2008
Deutsche Bank AG,
Bad Soden am Taunus

Wolfgang Böhr*
from May 29, 2008
Deutsche Bank AG,
Dusseldorf

Dr. Karl-Gerhard Eick
Deputy Chairman of the Management Board of Deutsche Telekom AG until February 28, 2009; Chairman of the Management Board of Arcandor AG from March 1, 2009,
Cologne

Heidrun Förster*
– Deputy Chairperson until
May 29, 2008,
Deutsche Bank Privat- und
Geschäftskunden AG,
Berlin

Ulrich Hartmann
until May 29, 2008
Chairman of the Supervisory
Board of E.ON AG,
Dusseldorf

Alfred Herling*
from May 29, 2008
Deutsche Bank AG,
Wuppertal

Gerd Herzberg*
Vice President of
ver.di Vereinte Dienstleistungsgewerkschaft,
Hamburg

Sabine Horn*
until May 29, 2008
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
until May 29, 2008
Deutsche Bank AG,
Seevetal

Sir Peter Job
London

Prof. Dr. Henning Kagermann
Co-CEO of SAP AG,
Hockenheim

Ulrich Kaufmann*
until May 29, 2008
Deutscher Bankangestellten-Verband, labor union for financial services providers,
Ratingen

Peter Kazmierczak*
until May 29, 2008
Deutsche Bank AG,
Herne

Martina Klee*
from May 29, 2008
Deutsche Bank AG,
Frankfurt am Main

Suzanne Labarge
from May 29, 2008
Toronto

Maurice Lévy
Chairman and Chief Executive
Officer of Publicis Groupe S.A.,
Paris

Henriette Mark*
Deutsche Bank AG,
Munich

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
until May 29, 2008
Erlangen

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Dr. Theo Siegert
Managing Partner of
de Haen Carstanjen & Söhne,
Dusseldorf

Dr. Johannes Teyssen
from May 29, 2008
Chief Operating Officer and
Deputy Chairman
of the Management Board
of E.ON AG,
Oberding

Marlehn Thieme*
from May 29, 2008
Deutsche Bank AG,
Bad Soden am Taunus

Tilman Todenhöfer
Managing Partner of
Robert Bosch Industrietreuhand KG,
Madrid

Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber
until May 29, 2008
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

Werner Wenning
from May 29, 2008
Chairman of the Management Board
of Bayer AG,
Leverkusen

Leo Wunderlich*
Deutsche Bank AG,
Mannheim

* Elected by our employees in Germany.

Committees

Chairman's Committee
Dr. Clemens Börsig
– Chairman

Heidrun Förster*

Ulrich Hartmann
until May 29, 2008

Ulrich Kaufmann*
until May 29, 2008

Karin Ruck*
from May 29, 2008

Tilman Todenhöfer
from May 29, 2008

Mediation Committee
Dr. Clemens Börsig
– Chairman

Wolfgang Böhr*
from May 29, 2008

Heidrun Förster*
until May 29, 2008

Ulrich Hartmann
until May 29, 2008

Henriette Mark*
until May 29, 2008

Karin Ruck*
from May 29, 2008

Tilman Todenhöfer
from May 29, 2008

Audit Committee
Dr. Karl-Gerhard Eick
– Chairman

Dr. Clemens Börsig

Heidrun Förster*
until May 29, 2008

Sabine Horn*
until May 29, 2008

Rolf Hunck*
until May 29, 2008

Sir Peter Job

Henriette Mark*
from May 29, 2008

Karin Ruck*
from May 29, 2008

Marlehn Thieme*
from May 29, 2008

Risk Committee
Dr. Clemens Börsig
– Chairman

Sir Peter Job

Prof. Dr. Henning Kagermann

Suzanne Labarge
from May 29, 2008
– Substitute Member

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
until May 29, 2008
– Substitute Member

Dr. Theo Siegert
from May 29, 2008
– Substitute Member

Tilman Todenhöfer
until May 29, 2008
– Substitute Member

Nomination Committee
Dr. Clemens Börsig
– Chairman

Ulrich Hartmann
until May 29, 2008

Tilman Todenhöfer
from May 29, 2008

Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber
until May 29, 2008

Werner Wenning
from May 29, 2008

* Elected by our employees in Germany.

Advisory Boards

European Advisory Board

Professor Dr.-Ing. Wolfgang Reitzle
– Chairman from October 30, 2008
Chairman of the Management Board of Linde AG, Munich

Werner Wenning
until May 29, 2008
– Chairman
Chairman of the Management Board of Bayer AG, Leverkusen

Professor Dr. h.c. Roland Berger
since October 15, 2008
Chairman of the Supervisory Board of Roland Berger Strategy Consultants GmbH, Munich

Dr. Kurt Bock
Member of the Management Board of BASF SE, Ludwigshafen

Dr. Karl-Ludwig Kley
Chairman of the Executive Board and General Partner of Merck KGaA, Darmstadt

Peter Löscher
from January 1, 2009
Chairman of the Management Board of Siemens Aktiengesellschaft, Munich

Francis Mer
Bourg-la-Reine

Alexey A. Mordashov
Chairman of the Board of Directors, Severstal; Director General, Company Severstal-Group, Cherepovets

Dr. h.c. August Oetker
General Partner of Dr. August Oetker KG, Bielefeld

Eckhard Pfeiffer
Kitzbühel

Dr. Bernd Pischetsrieder
Urfahrn

Dr. rer. pol. Michael Rogowski
Chairman of the Supervisory Board of J. M. Voith AG, Heidenheim

Håkan Samuelsson
Chairman of the Management Board of MAN Aktiengesellschaft, Munich

Maria-Elisabeth Schaeffler
Partner and Chairman of the Supervisory Board of INA-Holding Schaeffler KG, Herzogenaurach

Jürgen R. Thumann
President, BDI – Federation of German Industries (until December 31, 2008),
Chairman of the Shareholders' Committee of Heitkamp & Thumann KG, Dusseldorf

Dr. Dieter Zetsche
Chairman of the Management Board of Daimler AG and Head of Mercedes-Benz Cars, Stuttgart

Americas Advisory Board

Norman Augustine
Former CEO & Chairman,
Lockheed Martin

John E. Bryson
Former Chairman & CEO,
Edison International

Michael D. Capellas
CEO, First Data Corp., former Senior Advisor, Silver Lake Partners;
former President & CEO, MCI

Dr. James Ireland Cash
– Emeritus Member
Professor and Senior Associate,
Dean Harvard Business School

Anthony W. Deering
Chairman, Exeter Capital, LCC

Archie W. Dunham
Former Chairman,
ConocoPhillips

Benjamin H. Griswold
Chairman, Brown Advisory

William R. Howell
Former Chairman & CEO,
J. C. Penney Company, Inc.

Robert L. Johnson
Founder & Chairman,
The RLJ Companies

Edward A. Kangas
Former Chairman & CEO,
Deloitte

Ellen R. Marram
President, The Barnegat Group LLC

Lynn M. Martin
President, Martin Hall Group LLC;
former U.S. Secretary of Labor

Robert P. May
Former CEO, Calpine Corp.

Senator George J. Mitchell
Former Chairman, The Walt Disney Company

Michael E. J. Phelps
Chairman, Dornoch Capital Inc.

John W. Snow
Chairman, Cerberus Capital Management LP; former
U.S. Secretary of the Treasury

Latin American Advisory Board

Mauricio Botelho
Chairman and former President and CEO, Embraer, Brazil

Fernando Henrique Cardoso
Former President of the Federative Republic of Brazil

Armando Garza Sada
Vice President for Corporate Development, Grupo Alfa

Enrique Iglesias
Secretary-General, Ibero-American Conference

Pedro Pablo Kuczynski
Partner & Senior Advisor, The Rohatyn Group; former Prime Minister of Peru

Lynn M. Martin
President, Martin Hall Group LLC; former U.S. Secretary of Labor

Luis Pagani
President, Arcor Group

Horst Paulmann
Chairman and President, Cencosud SA

Miguel Urrutia Montoya
Professor at the Universidad de los Andes; former Governor of the Central Bank of Colombia

Asia Pacific Advisory Board

Pham Thanh Binh
Chairman and CEO,
Vinashin, Vietnam

Robert E. Fallon
Adjunct Professor, Finance and Economics, Columbia Business School International

Toru Hashimoto
Former President & CEO and former Chairman,
The Fuji Bank Ltd., Japan

Nobuyuki Idei
Founder & CEO, Quantum Leaps Corporation; Chairman of the Advisory Board, Sony Corporation, Japan

Gang-Yon Lee
Chairman, Board of Directors Korea Gas Corporation, Korea

Dr. David K.P. Li
Chairman and Chief Executive,
The Bank of East Asia, Hong Kong/ China

Dr. Li Qingyuan
Director-General,
China Securities Regulatory Commission, China

Subramanian Ramadorai
CEO and Managing Director,
Tata Consultancy Services Limited, India

Dr. Tony Tan
Former Deputy Prime Minister and Co-ordinating Minister for Security and Defence of Singapore, Singapore

Sofjan Wanandi
Chairman Santini Group, Indonesia

Professor Zhang Yunling
Professor of International Economics at the Chinese Academy of Social Science, China

Climate Change Advisory Board

Lord Browne
Managing Director and Managing Partner (Europe) of Riverstone Holdings LLC

John Coomber
Member of the Board of Directors Swiss Re

Fabio Feldmann
CEO, Fabio Feldmann Consultores

Zhang Hongren
Former President International Union of Geological Science

Amory B. Lovins
Chairman & CEO, Rocky Mountain Institute

Lord Oxburgh

Dr. R K Pachauri
Chairman, IPCC

Professor Hans Joachim Schellnhuber
Director, Potsdam Institute for Climate Impact Research (PIK)

Robert Socolow
Co-Director, Carbon Mitigation Initiative

Klaus Töpfer
Former German Minister for Environment

Group Three-Year Record

Balance Sheet in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Total assets	2,202,423	1,925,003	1,520,580
Loans	269,281	198,892	178,524
Total liabilities	2,170,509	1,885,688	1,486,694
Total shareholders' equity	30,703	37,893	33,169
Minority interest	1,211	1,422	717
Tier 1 capital	31,094	28,320	23,539
Total regulatory capital	37,396	38,049	34,309

Income Statement in € m.	2008	2007	2006
Net interest income	12,453	8,849	7,008
Provision for credit losses	1,076	612	298
Commissions and fee income	9,749	12,289	11,195
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	8,892
Other noninterest income	1,280	2,432	1,399
Total noninterest income	**1,037**	**21,896**	**21,486**
Compensation and benefits	9,606	13,122	12,498
General and administrative expenses	8,216	7,954	7,069
Policyholder benefits and claims	(252)	193	67
Impairment of intangible assets	585	128	31
Restructuring activities	–	(13)	192
Total noninterest expenses	**18,155**	**21,384**	**19,857**
Income (loss) before income taxes	**(5,741)**	**8,749**	**8,339**
Income tax expense (benefit)	(1,845)	2,239	2,260
Net income (loss)	**(3,896)**	**6,510**	**6,079**
Net income (loss) attributable to minority interest	(61)	36	9
Net income (loss) attributable to Deutsche Bank shareholders	(3,835)	6,474	6,070

Key figures	2008	2007	2006
Basic earnings per share	€ (7.61)	€ 13.65	€ 12.96
Diluted earnings per share	€ (7.61)	€ 13.05	€ 11.48
Dividends paid per share in period	€ 4.50	€ 4.00	€ 2.50
Return on average shareholders' equity (post tax)	(11.1)%	17.9 %	20.3 %
Pre-tax return on average shareholders' equity	(16.5)%	24.1 %	27.9 %
Cost/income ratio	134.6 %	69.6 %	69.7 %
Tier 1 capital ratio[1]	10.1 %	8.6 %	8.5 %
Total capital ratio[1]	12.2 %	11.6 %	12.5 %
Employees (full-time equivalent)	80,456	78,291	68,849

1 Ratios presented for 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 ("Basel II") as adopted into German law by the German Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"). Ratios presented for 2007 and 2006 are based on the Basel I framework and thus calculated on a noncomparative basis.

Declaration of Backing[1]

Deutsche Bank AG ensures, except in the case of political risk, that the following companies are able to meet their contractual liabilities:

Berliner Bank AG & Co. KG, Berlin

DB Investments (GB) Limited, London

Deutsche Asset Management International GmbH, Frankfurt am Main

Deutsche Asset Management Investmentgesellschaft mbH vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH, Frankfurt am Main

Deutsche Australia Limited, Sydney

Deutsche Bank A.Ş., Istanbul

Deutsche Bank Americas Holding Corp., Wilmington

Deutsche Bank (China) Co., Ltd., Beijing

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank Polska S.A., Warsaw

Deutsche Bank (Portugal), S.A., Lisbon

Deutsche Bank ZRt., Budapest

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão, São Paulo

Deutsche Bank S.A./N.V., Brussels

Deutsche Bank, Sociedad Anónima Española, Barcelona

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) S.A., Geneva

Deutsche Futures Singapore Pte Ltd., Singapore

Deutsche Morgan Grenfell Group plc, London

Deutsche Securities Asia Limited, Hong Kong

Deutsche Securities Limited, Hong Kong

DWS Holding & Service GmbH, Frankfurt am Main

DWS Investment GmbH, Frankfurt am Main

DWS Investment S.A., Luxembourg

OOO Deutsche Bank, Moscow

1 Companies with which a profit and loss transfer agreement exists are marked in the List of shareholdings.

Glossary

Alternative A (Alt-A)
Used as a term to categorize U.S. mortgages representing loans with a higher expectation of risk than →Prime but still lower than →Subprime.

Alternative assets/investments
Direct investments in →Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and →Hedge funds.

Asset-backed securities
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets →Securitization.

Average Active Equity
We calculate active equity to make it easier to compare us to our competitors and we refer to active equity for several ratios. However, active equity is not a measure provided for in →IFRS and you should not compare our ratios based on average active equity to other companies' ratios without considering the differences in the calculation. The items for which we adjust the average shareholders' equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders' meeting.

Back-testing
Back-testing is used to verify the predictive power of the →Value-at-risk model. Hypothetical daily profits and losses are compared with the estimates we had forecasted using the Value-at-risk model.

Banking book
All risk positions that are not allocated to the →Trading book.

Basel II
Revised capital framework of the Basel Committee which has replaced the former Basel I-regulations especially on the calculation of the →regulatory risk position.

Book value per basic share outstanding
Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).

Broker/brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buy-out
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to Basel II
Capital recognized for regulatory purposes according to the new Basel Capital Adequacy Accord of 2004 for banks.
Capital according to Basel II consists of:
- Tier 1 capital: primarily share capital, reserves and certain →Trust Preferred Securities,
- Tier 2 capital: primarily participatory capital, cumulative preference shares, long-term subordinated debt and unrealized gains on listed securities,
- Tier 3 capital: mainly short-term subordinated debt and excess Tier 2 capital.

Tier 2 capital is limited to 100 % of Tier 1 capital and the amount of long-term subordinated debt that can be recognized as Tier 2 capital is limited to 50 % of Tier 1 capital.

Capital adequacy ratio
Key figure for banks expressing in % the ratio between their → Capital according to Basel II and their → Regulatory risk position comprised of credit risks, market risks and operational risks. The minimum total capital ratio to be complied with is 8 %.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Collateralized debt obligations (CDOs)
→Asset-backed securities, which are in general backed by bonds or loans.

Commercial mortgage-backed securities (CMBS)
→Mortgage-backed securities (MBS), which are backed by commercial mortgage loans.

Compensation ratio
Compensation and benefits as a percentage of total net revenues, which is defined as net interest income before provision for credit losses plus noninterest income.

Confidence level
In the framework of the →Value-at-risk concept it is the level of probability that the loss stated by the Value-at-risk will arise in the respective interval.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.

Country risk
The risk that we may suffer a loss, in any given country, due to political and social unrest, nationalization and expropriation of assets, government repudiation of external indebtedness, exchange controls and currency depreciation or devaluation.

Credit default swap
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Credit derivatives
Financial instruments with which →Credit risk connected with loans, bonds or other risk-weighted assets or market risk positions is transferred to parties providing protection. This does not alter or reestablish the underlying credit relationship of the original risk-takers (parties selling the credit risks).

Credit linked note (CLN)
A structured note that combines a debt product and an embedded credit derivative, typically a →Credit default swap.

Credit risk
Risk that customers may not be able to meet their contractual payment obligations. Credit risk includes default risk, →Country risk and settlement risk.

Custody
Custody and administration of securities as well as additional securities services.

Deferred taxes
Income tax to be paid or received as a result of temporary differences between the carrying amounts in the financial accounts and the relevant tax base or the value of unused tax losses and unused tax credits. At the balance sheet date, deferred taxes do not yet represent actual amounts receivable or payable from or to tax authorities.

Derivatives
Financial instruments whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include →Swaps, →Options and →Futures.

Earnings per share
Key figure determined according to →IFRS and expressing a company's net income attributable to its shareholders in relation to the average number of common shares outstanding. Apart from basic earnings per share, diluted earnings per share must also be reported if the assumed conversion and exercise of outstanding share options, unvested deferred share awards and convertible debt and certain forward contracts could increase the number of shares.

Economic capital
A figure which states with a high degree of certainty the amount of equity capital we need at any given time to absorb unexpected losses arising from current exposures. It must be clearly distinguished from reported capital and reserves.

Equity method
Valuation method for investments in companies over which significant influence can be exercised. The pro-rata share of the company's net income (loss) increases (decreases) the carrying value of the investment affecting net income. Distributions decrease the carrying value of the investment without affecting net income.

Event risk scenarios
Scenarios representing important events, e.g. large movements in interest or exchange rates.

Expected loss
Measurement of the default loss to be expected in our loan → portfolio within one year on the basis of historical loss data.

Exposure
The amount which the bank may lose in case of losses incurred due to risks taken, e.g. in case of a borrower's or counterparty's default.

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties.

Financial assets available for sale
Non-derivatives financial assets that are designated as available for sale or are not classified as loans and receivables or financial assets at fair value through profit and loss. They are reported in the balance sheet at their →Fair value. Changes in Fair value are generally reported in net gains/losses not recognized in the income statement in shareholders' equity. Impairments and realized gains and losses are reported in the consolidated statement of income.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets, is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

General business risk
Risk arising from changes in general business conditions, such as market environment, client behavior and technological progress. These factors can affect our earnings if we are unable to adjust quickly to changes in them.

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the →Fair value of the company's individually identifiable assets and liabilities.

Hedge accounting
Financial reporting of hedging relationships which are subject to certain conditions.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS (International Financial Reporting Standards)/previously IAS (International Accounting Standards)
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

Investment banking
Generic term for capital market-oriented business. This includes primarily the issuing and trading of securities and their →Derivatives, interest and currency management, corporate finance, M&A advisory, structured finance and →Private equity.

Leverage ratio
The ratio of shareholders' equity to total assets.

Leveraged Financing
Financing of an investment which typically includes a very high amount of external debt (leverage) in the purchase price financing.

Liquidity risk
Risk to our earnings and capital arising from the bank's potential inability to meet matured obligations without incurring unacceptably high losses.

Mark-to-market valuation
Valuation at current market prices. Applies, for instance, to trading activities.

Market risk
Arises from the uncertainty concerning changes in market prices and rates (including interest rates, share prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

Mezzanine
Flexible, mixed form of financing comprising equity and debt capital.
Here: long-term subordinated financing instrument used to finance growth while at the same time strengthening the borrower's economic equity capital base.

Monoline Insurers
Insurers, which provide credit insurance to debt issuers and other market participants.

Monte Carlo simulation
A Monte Carlo simulation is a model that calculates the gain or loss from a transaction by analyzing a large number of different market scenarios (e.g.10,000).

Mortgaged-backed securities (MBS)
→Asset-backed securities, which are backed by mortgage loans. Subcategories are →Residential mortgage-backed securities (RMBS) and →Commercial mortgage-backed securities (CMBS).

Netting agreements
Contracts between two parties that under certain circumstances – e.g. insolvency – mutual claims from outstanding business can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.

Non-compensation ratio
Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which is defined as net interest income before provision for credit losses plus noninterest income.

Operational risk
Potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk.

Option
Right to purchase (call option) or sell (put option) a specific underlying (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (→Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or →Derivatives, under price risk considerations.

Pre-tax return on average active equity
Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as Income before income taxes less minority interest, as a percentage of →average active equity.

Prime
Used as a term to categorize U.S. mortgages representing high quality loans.

Prime Brokerage
Suite of products including →Clearing and settlement, →Custody, reporting, and financing of positions for institutional investors.

Private banking
Business with investment-oriented and high net worth clients.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Projected unit credit method
An accrued benefit valuation method, according to IAS 19, used to determine the actuarial present value of an enterprise's defined benefit obligations and the related current service cost. This method takes into account the expected rates of salary increases, for instance, as the basis for future benefit increases. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the balance sheet date on high quality corporate bonds.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every →Exposure associated with an obligor.

Regulatory Risk position
The regulatory risk position according to →Basel II is made up of credit risk, market risk and operational risk.
These risk components are calculated on the basis of standard and/or advanced approaches. The market risk corresponds to 12.5 times the →Value-at-risk figure (99 % →Confidence level and ten days holding period), which we calculate on the basis of our regulatorily recognized internal models scaled up with a bank-specific multiplier.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Residential mortgage-backed securities (RMBS)
→Mortgage-backed securities (MBS), which are backed by residential mortgage loans.

Return on average total shareholders' equity (RoE)
In general: ratio showing the income situation of a company, setting profit (net income) in relation to capital employed.
Here: net income as a percentage of average capital employed over the year.

Sarbanes-Oxley Act (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to a number of major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Segment information
Disclosure of a company's assets and income, broken down by activity (division) and geographical area (region).

Shareholder value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Subprime
Used as a term to categorize U.S. mortgages representing loans with a higher expectation of risk.

Swaps
In general: exchange of one payment flow for another.
Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Target definition
Target definition excludes significant gains (such as gains from the sale of industrial holdings, businesses or premises) or significant charges (such as charges from restructuring, goodwill impairment or litigation) if they are not indicative of the future performance of Deutsche Bank core businesses.

Trading book
A bank-regulatory term for positions in financial instruments, shares and tradable claims held by a bank which are intended for resale in the short term to benefit from price and interest rate fluctuations. This also includes business that is closely associated with trading book positions (e.g. for hedging purposes). Risk positions not belonging to the trading book are shown in the →Banking book.

Trust Preferred Securities
Hybrid capital instruments characterized by profit-related interest payments. Under banking supervisory regulations they are part of Tier 1 capital if interest payments are not accumulated in case of losses (noncumulative trust preferred securities) and if the instruments do not have a stated maturity date or if they are not redeemable at the option of the holder. Otherwise they are included in Tier 2 capital (for example cumulative trust preferred securities).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of →IFRS the main objective is to provide decision useful information, especially for investors.

Value-at-risk
Value-at-risk measures, for a given →Portfolio, the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a given period and with a given →Confidence level.

Wrapped bond
Term for debt security insured or guaranteed by a third party.

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60262 Frankfurt am Main
Germany
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

Annual Review 2008 and Financial Report 2008 on the Internet:
www.deutsche-bank.com/08

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 24 March 2009 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir

We will be happy to send you the following publications relating to the financial statements.
Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2008 and Financial Report 2008.

Annual Review 2008
(German and English)

Financial Report 2008
(German and English)

Annual Report 2008 on Form 20-F
(English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2008
(German and English)

List of Mandates
(German and English)

List of Shareholdings 2008
(German and English)

List of Advisory Council Members
(German)

Corporate Social Responsibility – Report 2008
(from May 2009 in German and English)

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Financial Report 2008

Financial Calendar

2009	
Apr 28, 2009	Interim Report as of March 31, 2009
May 26, 2009	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 27, 2009	Dividend payment
Jul 29, 2009	Interim Report as of June 30, 2009
Oct 29, 2009	Interim Report as of September 30, 2009

2010	
Feb 4, 2010	Preliminary results for the 2009 financial year
Mar 12, 2010	Annual Report 2009 and Form 20-F
Apr 27, 2010	Interim Report as of March 31, 2010
May 27, 2010	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 28, 2010	Dividend payment
Jul 28, 2010	Interim Report as of June 30, 2010
Oct 28, 2010	Interim Report as of September 30, 2010

Deutsche Bank

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

For the Month of March 2009

DEUTSCHE BANK CORPORATION

VOLUME II

Annual Review 2008

Crisis as Opportunity.



Deutsche Bank

Crisis as Opportunity.

The serious financial crisis has shown how complex the world has become. How closely the financial markets and the wider economy are connected. And how a lack of transparency can threaten the system as a whole.

Deutsche Bank, too, was affected by turbulence on the financial markets, which exposed weaknesses in our platform. Despite this, we maintained our capital strength. This gives us a firm foundation from which to focus on our responsibilities: responsibilities to our clients, who continue to look to us as a dependable business partner; responsibilities to our shareholders and staff, to whom we offer a fair perspective, and to whom we seek to remain attractive in future; and finally, our responsibilities to the financial system, of which we are a part, and which now needs to be rigorously analysed and re-engineered.

Of one thing, we are certain: all those who learn from this crisis can emerge stronger. Times of crisis are also times of renewal and opportunity.

We discussed our annual topic "Crisis as Opportunity."
with the artist Julie Mehretu, Berlin (pages 54/55); our customer Ian K. Karan, Hamburg (pages 22/23); our colleague Leigh Knowles, Deutsche Bank Securities Limited, Toronto (pages 48/49); and Yoshinobu Tsutsui, Managing Director of our shareholder Nippon Life Insurance Company, Tokyo (pages 08/09).

Deutsche Bank

The Group at a Glance

	2008	2007
Basic earnings per share	€(7.61)	€ 13.65
Diluted earnings per share[1]	€(7.61)	€ 13.05
Average shares outstanding, in m., basic	504	474
Average shares outstanding, in m., diluted	504	496
Return on average shareholders' equity (post tax)	(11.1)%	17.9%
Pre-tax return on average shareholders' equity	(16.5)%	24.1 %
Pre-tax return on average active equity[2]	(17.7)%	29.0%
Book value per basic share outstanding[3]	€52.59	€ 79.32
Cost/income ratio[4]	134.6%	69.6%
Compensation ratio[5]	71.2%	42.7%
Noncompensation ratio[6]	63.4%	26.9%

in € m.	2008	2007
Total net revenues	13,490	30,745
Provision for credit losses	1,076	612
Total noninterest expenses	18,155	21,384
Income (loss) before income taxes	(5,741)	8,749
Net income (loss)	(3,896)	6,510

in € bn.	Dec 31, 2008	Dec 31, 2007
Total assets	2,202	1,925
Shareholders' equity	30.7	37.9
Tier 1 capital ratio[7]	10.1%	8.6%

Number	Dec 31, 2008	Dec 31, 2007
Branches	1,981	1,889
thereof in Germany	981	989
Employees (full-time equivalent)	80,456	78,291
thereof in Germany	27,942	27,779

Long-term rating	Dec 31, 2008	Dec 31, 2007
Moody's Investors Service	Aa1	Aa1
Standard & Poor's	A+	AA
Fitch Ratings	AA–	AA–

[1] Including numerator effect of assumed conversions.
[2] We calculate this adjusted measure of our return on average shareholders equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "Pre-tax return on average active equity". However, this is not a measure of performance under IFRS and you should not compare our ratio to other companies' ratios without considering the difference in calculation of the ratios. The item for which we adjust the average shareholders' equity of € 34,442 million for 2008 and € 36,134 million for 2007 are the average unrealized net gains on assets available for sale/average fair value adjustment on cash flow hedges, net of applicable tax of € 619 million for 2008 and € 3,841 million for 2007 and the average dividend accruals of € 1,743 million for 2008 and € 2,200 million for 2007. The dividend payment is paid once a year following its approval by the general shareholders' meeting.
[3] Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).
[4] Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[5] Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[6] Noncompensation noninterest expenses which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.
[7] The Tier 1 capital ratio shown for 2008 is pursuant to the German Banking Act ("KWG") and the Solvency Regulation ("Solvabilitätsverordnung") which adopted the revised capital framework presented by the Basel Committee in 2004 ("Basel II") into German law, while the ratio presented for 2007 is based on the Basel I framework. Basel II Tier 1 capital excludes transitional items pursuant to KWG section 64h (3).

The Deutsche Bank Share

Useful information on the Deutsche Bank share

2008	
Change in total return[1]	(66.8)%
Share in equities trading (Xetra and Frankfurt Floor Trading)	5.6%
Average daily trading volume[2]	9.1 million shares
Share price high	€89.80
Share price low	€18.59
Dividend per share (proposed for 2008)	€0.50

As of December 31, 2008	
Issued shares	570,859,015
Outstanding shares	562,666,955
Share capital	€1,461,399,078.40
Market capitalization	€15.89 billion
Share price[3]	€27.83
Weighting in the DAX	3.6%
Weighting in the Dow Jones STOXX 50	0.82%

Securities identification codes

Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	U.S.$
WKN	514 000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Share price based on Xetra.
[2] Orderbook statistics (Xetra).
[3] Xetra – closing price.

Dear Shareholders,

2008 was the most difficult year our industry has experienced in recent times. The credit crisis, which began in the second half of 2007, continued to affect our environment during 2008, and in September entered a new and more severe phase with the collapse of a large U.S. investment bank. This event triggered a sudden and significant deterioration in market conditions. The global financial system came under extreme stress, with acute shortages of liquidity, sharp reductions in interbank lending, and further pressure on credit markets. Equity markets experienced heavy falls and extreme volatility. In response, governments and central banks in the worlds' major economies intervened on an unprecedented scale to support both markets and individual financial institutions.



Dr. Josef Ackermann
Chairman of the Management Board and the Group Executive Committee

These extraordinary conditions severely impacted the banking industry, and Deutsche Bank was no exception. After remaining profitable throughout the earlier part of the crisis, Deutsche Bank reported a net loss of €4.8 billion for the fourth quarter, and consequently a full-year net loss of €3.9 billion. These results were driven primarily by weaknesses in particular business areas which were exposed by the extreme conditions of the fourth quarter. As always, we were conservative in our election of the 'fair value' option on our own debt. If we had elected to use this option on all own debt, we would have booked an additional €5.8 billion of profit before taxes in the year 2008. We succeeded in maintaining a solid capital ratio, and our funding and liquidity position also remains strong; however, in the light of the weak 2008 results we have initiated comprehensive corrective measures in the areas concerned.

The Corporate and Investment Bank recorded a loss before income taxes of €7.4 billion in 2008, driven by a pre-tax loss of €8.5 billion in our Corporate Banking & Securities business. This result principally reflects the impact on our business model of the market conditions in the fourth quarter. The relationships between assets and corresponding hedging instruments broke down, volatility and correlation across asset classes reached exceptionally high levels, and liquidity became very scarce, leading to distortions in pricing. In our Sales & Trading businesses, we recorded significant losses in credit trading, equity derivatives, and equities proprietary trading. These losses were in large part attributable to substantial proprietary trading activity, the absolute size of some positions, and the complexity of some highly-structured products. Losses in these areas more than offset strong results in more liquid, 'flow' trading businesses including foreign exchange, money markets and commodities. Our Corporate Finance business was impacted by write-downs in leveraged loans and loan commitments, and lower market activity in M & A and equity origination, but significantly reduced legacy exposures in leveraged finance and commercial real estate during the year, and gained market share in global M & A. Our Global Transaction Banking business turned in a pre-tax profit of € 1.1 billion, up 17 %, reflecting record results in trade finance and cash management, and underlining the strength and resilience of this business even in challenging conditions.

Private Clients and Asset Management was also affected by the difficult market conditions. Pre-tax profit for 2008 was € 420 million, substantially down from 2007. This decline principally reflects a loss of € 525 million in our Asset and Wealth Management business, driven by significant specific charges in Asset Management, including impairments on certain assets and cash injections into European money market funds. Lower equity market valuations negatively affected revenues from performance fees while sharp declines in the real estate market impacted our alternative asset management business. Despite a very difficult environment, Private Wealth Management remained profitable for the year, and attracted net new client money of € 10 billion.

Private & Business Clients produced profits of € 945 million for the year, down 18 % compared to 2007. This decline principally reflects lower customer activity in brokerage and portfolio management products in the fourth quarter, coupled with a rise in loan loss provisions driven by a more difficult credit environment. Nevertheless, we will strengthen our private clients business with the recently closed acquisition of a minority stake in Deutsche Postbank, together with the exclusive option to acquire a majority holding. This gives us an option to create one of Europe's leading retail banking platforms, which would reach nearly 30 million clients, and enjoy a position of clear leadership in Germany. In order to capture near-term opportunities, we have also sealed a co-operation agreement with Deutsche Postbank, which aims to unlock cost and revenue synergies worth over € 100 million across our two platforms.

Faced with the described exceptional conditions, we have moved swiftly to reposition our platform. In our Sales & Trading businesses, we have closed proprietary trading desks and significantly reduced our overall exposure to proprietary activity. We have scaled back resources dedicated to highly illiquid businesses, and sharpened our focus on liquid, 'flow' businesses which have continued to perform very well. We also significantly reduced balance sheet in key areas, cutting non-derivative trading assets by € 319 billion during the fourth quarter alone. In Corporate Finance, we have repositioned our Leveraged Finance and Commercial Real Estate businesses, while making selective investments in certain industry segments and advisory capabilities which will be in demand as financial institutions and corporate clients seek to recapitalise and restructure in tougher economic conditions. We remain firmly committed to advising and financing our mid-cap clients in Germany. In Asset Management, we are reengineering our platform to restore operating leverage in response to the pressure on asset valuations which continue to impact revenues. In Private Wealth Management, we will launch productivity and efficiency measures while also continuing to grow our business organically in a focused manner. In Private & Business Clients, we will continue to implement our Growth and Efficiency Program across Germany and other European markets, and pursue our co-operation agreement with Deutsche Postbank.

As we look forward in 2009, our industry continues to face significant challenges. A global economic downturn affects all our client segments, and financial markets remain under pressure. Nevertheless, we are confident that Deutsche Bank is correctly positioned to weather these difficult conditions. We were able to increase our Tier 1 capital by nearly €3 billion in the course of 2008. Therewith, at the end of the year, our BIS Tier 1 ratio was 10.1 % - higher than at the beginning of the credit crisis. Our funding and liquidity position was very strong at the end of the year, with the result that our 2009 capital market funding requirements are well below the amounts we raised in 2007 or 2008. We made progress in reducing our balance sheet leverage ratio, which stood at 28 at the end of the year, thanks to substantial reductions in non-derivative trading assets. We significantly reduced legacy exposures in our trading book, including positions in leveraged finance and commercial real estate. At this stage, we do not see any requirement for raising new capital from whatever external source.

Our business model remains valid. The capital markets remain essential to the functioning of the global financial system, and investment banking therefore remains an essential service for corporations and institutions. Furthermore, the same fundamental long-term trends continue to support the investment management business: private retirement planning remains essential for ageing populations in mature economies, and wealth creation continues, albeit more slowly, in the world's emerging economies. We remain firmly convinced that Deutsche Bank's identity - a leading global investment bank with a strong private clients franchise – positions us well to emerge stronger from this crisis. At the time of writing, I am pleased to report that we have made a good start to 2009.

As a sign of our confidence in Deutsche Bank's future, and of our commitment to our shareholders, the Management Board and Supervisory Board recommend a dividend of 50 cents per share to this year's AGM.

We are very disappointed at our loss in 2008, but absolutely determined to take all necessary measures to restore Deutsche Bank to the path of profitability and performance for shareholders. We are convinced that the decisive action we have taken, and the strength of our platform, combined with the right business model, enable Deutsche Bank to face the future with confidence. Thank you for your continued support.

Yours sincerely,



Dr. Josef Ackermann
Chairman of the Management Board and
the Group Executive Committee

Frankfurt am Main, March 2009

Group Executive Committee



1
Stefan Krause, born 1962
Management Board member since 2008. Chief Financial Officer, responsible for Finance, Tax, Corporate Insurance, Investor Relations, Audit and Operations of Securities Settlement according to MaRisk*.

2
Rainer Neske, born 1964
Head of Private & Business Clients.

6
Dr. Hugo Bänziger, born 1956
Management Board member since 2006. Chief Risk Officer, responsible for Risk Management, Legal, Compliance, Corporate Security, Treasury and Corporate Governance.

3
Dr. Josef Ackermann, born 1948
Management Board member since 1996. Chairman of the Management Board and the Group Executive Committee, responsible for Corporate and Investment Bank, Private Clients and Asset Management, Corporate Investments, Regional Management as well as Communications & Corporate Social Responsibility, Corporate Development and Economics.

7
Anshu Jain, born 1963
Head of Global Markets.

* Minimum requirements for risk management according to Federal Financial Supervisory Authority (BaFin).


4


5


8




10

4
Hermann-Josef Lamberti, born 1956
Management Board member since 1999. Chief Operating Officer, responsible for Human Resources, Information Technology, Operations (excluding Securities Settlement according to MaRisk*), Cost and Infrastructure Management, Building and Facilities Management as well as Purchasing.

8
Michael Cohrs, born 1956
Head of Global Banking.

5
Kevin Parker, born 1959
Head of Asset Management.

9
Pierre de Weck, born 1950
Head of Private Wealth Management.

10
Jürgen Fitschen, born 1948
Global Head of Regional Management. Chairman of the Management Committee Germany.

Members of the Management Board of Deutsche Bank AG.





We have been a shareholder of Deutsche Bank for more than 20 years. We believe that Deutsche Bank will emerge stronger from the crisis and is committed to sharing its long-term success equitably with all stakeholders.

Yoshinobu Tsutsui, Managing Director, Nippon Life Insurance Company, Tokyo

Deutsche Bank Group

01

Comparatively stable in a time of crisis

Deutsche Bank's business model combines global investment banking activities with a strong, profitable and growing retail business, especially in Europe and Asia. In the light of the most severe financial crisis experienced in decades, this broad base is the key to securing a certain level of stability in the development of the company.

Management structure

The Management Board of Deutsche Bank AG has as its prime responsibility the Group's strategic management, resource allocation, financial accounting and controlling, capital and risk management, and internal controls. The Management Board is supported in the performance of its leadership and oversight duties by functional committees which are chaired by Management Board members, and by the Corporate Center.

In April 2008, Stefan Krause joined the Management Board of Deutsche Bank AG; with effect from 1 October 2008, he assumed the position of Chief Financial Officer as successor to Anthony Di Iorio, who retired, as planned, on this date.

The Group Executive Committee (GEC) is made up of the members of the Management Board, the heads of the five core businesses, and the head of Regional Management. The GEC supports the Management Board in its decision-making. At regular meetings, it reviews developments within the businesses, discusses matters of Group strategy and formulates recommendations for the Management Board. Josef Ackermann chairs both the Management Board and the GEC.


Functional Committees
Group Executive Committee
Management Board
Business Heads/Regional Head
Corporate and Investment Bank
Corporate Investments
Private Clients and Asset Management
Regional Committees

Group Divisions

Deutsche Bank's Group Divisions are: the Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

Corporate and Investment Bank

CIB is responsible for Deutsche Bank's capital markets business, comprising the origination, sales and trading of capital markets products including debt, equity, and other securities, together with our corporate advisory, corporate lending and transaction banking businesses. Our clients are institutions, both public sector, including sovereign states and supranational bodies, and private sector entities, from medium-sized businesses to large multinational corporations.

CIB is subdivided into two Corporate Divisions: Corporate Banking & Securities (CB & S) and Global Transaction Banking (GTB).

Corporate Banking & Securities comprises our Global Markets and Corporate Finance businesses, and covers Deutsche Bank's origination, sales and trading of securities, corporate advisory and M & A businesses, together with other corporate finance activities.

Global Transaction Banking covers Deutsche Bank's trade finance, cash management and trust & securities services businesses and serves both financial institutions and corporate clients.

Corporate Finance and Global Transaction Banking are together named Global Banking.

Private Clients and Asset Management

PCAM comprises two Corporate Divisions: Asset and Wealth Management and Private & Business Clients.

Asset and Wealth Management comprises two Business Divisions: Asset Management and Private Wealth Management. Asset Management provides retail clients across the globe with mutual fund products through our DWS and DWS Scudder franchises. Asset Management also provides institutional clients, including pension funds and insurance companies, with a broad range of services such as traditional asset management, alternative assets, sophisticated absolute return strategies and real estate asset management. Private Wealth Management serves high net worth individuals and families worldwide. We provide these very discerning clients with a fully-integrated wealth management service, encompassing portfolio management, tax advisory, inheritance planning and philanthropic advisory services.

Private & Business Clients (PBC) provides private individuals and small to medium-sized businesses with a full range of traditional banking products, including current accounts, deposits and loans, investment management products and business banking services. Outside Germany, PBC has for some years operated in Italy, Spain, Belgium and Portugal, and more recently in Poland. We are also making focused investments in fast-growing Asian markets, for example in China and India.

Corporate Investments

The Corporate Investments Group Division covers our industrial shareholdings, certain bank-occupied real estate assets and other non-strategic holdings.

Impact of financial crisis

2008 was characterised by the escalating financial crisis. Conditions in the credit markets, which were already very difficult in the second half of 2007, deteriorated further as did the overall liquidity situation in the financial system. In September, market confidence was deeply shaken by the collapse of a major U.S. investment bank. Equity markets suffered some of the steepest falls on record, and liquidity was severely reduced.

Governments and central banks responded to the crisis with interventions on an unprecedented scale to recapitalize major banks, inject ample liquidity into the markets, drastically reduce interest rates, improve protection for depositors or provide state guarantees, as well as stimulate inter-bank lending and purchase troubled assets.

In an extremely difficult market environment, Deutsche Bank suffered substantial losses. Although they were serious, at no point did they jeopardize Deutsche Bank's existence. We closed 2008 with net losses of €3.9 billion. However, we were able to increase our regulatory Tier 1 capital by almost 3 billion to €31.1 billion. In this respect, Deutsche Bank has demonstrated its strength and stability compared with many of its competitors.

We initiated immediate countermeasures to expand our capital and funding base: our target BIS Tier 1 ratio has been raised to 10 %, key parts of our balance sheet and our balance sheet leverage ratio have been reduced and we have diversified and improved the quality of our funding base. In addition, we have cut our risk exposure in key legacy positions.

Medium-term growth strategy

We regard the current financial crisis as very serious, but we are convinced that Deutsche Bank can emerge stronger. Our business model remains fundamentally intact. Our medium-term strategy remains committed to exploiting the growth potential in all of our core businesses, while also making adjustments to our platform to take account of the market upheavals we have recently witnessed. To this end, we aim to build on our broad-based business model.

Corporate Banking & Securities will be recalibrated. Investment banking remains one of Deutsche bank's core businesses. However, we will withdraw resources from areas in which a recovery seems unlikely in the near future. At the same time, we will be investing in growth areas, including some 'flow' trading businesses and commodities trading, corporate finance in certain industry sectors, and our German mid-cap business.

Global Transaction Banking, which has delivered strong growth, will step up the pace of its activities. We are concentrating mainly on new and growing markets, for example by continuing to expand the local trust & securities services businesses and the development of new products and solutions for our clients. Our aim is to achieve organic growth while monitoring acquisition opportunities.

Asset Management is focusing strongly on re-positioning its core business areas: retail, alternative investments, institutional investors and insurance asset management. In all core businesses, we are re-engineering in order to restore operating leverage in changed market circumstances. As a large provider with an extensive range of services, Deutsche Bank is also benefitting from the crisis-driven "flight to quality". We will also continue to globalise our DWS brand. PWM will take measures to improve its cost efficiency, while also capturing selective expansion opportunities.

In Private & Business Clients, the focus is on rolling out our growth and profitability program. We are expanding the branch network in Germany and other European countries and increasing efficiency in the mid and back-office. Our minority share in Deutsche Postbank offers considerable immediate-term opportunities for co-operation, which we are already taking advantage of.

Relatively robust business model

The current crisis has exposed weaknesses in some parts of our business model, which we have addressed with focused and decisive actions. Furthermore, our fundamental business model remains sound. With its diversified business portfolio and global franchise, its solid Tier 1 capital ratio and funding base, Deutsche Bank in 2008 has managed to increase its share in many businesses even in shrinking markets. However, revenues often were lower in absolute terms compared with 2007.

Global presence


New York
Frankfurt
London
Dubai
Singapore
Tokyo

● Regional major hub.
• Capital of country in which we are represented.

Responsible and transparent management and control of Deutsche Bank

Effective corporate governance is an important part of our identity. The essential framework for this is provided first and foremost by the German Stock Corporation Act and the German Corporate Governance Code, which was last amended in June 2008. Furthermore, since our shares are also listed on the New York Stock Exchange, we are subject to the relevant U.S. capital market legislation as well as the rules of the Securities and Exchange Commission (SEC) and New York Stock Exchange.

We ensure the responsible, value-driven management and control of Deutsche Bank through our system of corporate governance. It has four key elements: good relations with shareholders; effective cooperation between the Management Board and Supervisory Board; a system of performance-related compensation; and transparent, timely reporting.

Shareholders

Our shareholders are involved in decisions that are of material importance to the bank, as is legally required, including amendments to the Articles of Association, the appropriation of profit, the authorization to issue new shares and important structural changes. Deutsche Bank has only one class of share, with each share carrying the same voting right. To make it easier for our shareholders to exercise their voting rights, we support the use of electronic media for the Annual General Meeting. For example, shareholders can issue authorizations and their voting instructions to Deutsche Bank proxies via the internet.

Management Board

The Management Board is responsible for managing the company and exercises control over Deutsche Bank Group companies. It ensures that all provisions of law and company internal policies are abided by. The members of the Management Board together with the heads of Deutsche Bank's five core businesses, as well as the Head of Regional Management, form the Group Executive Committee. This committee analyzes the development of the business divisions, discusses matters of Group strategy and makes recommendations for decisions to be taken by the Management Board.

Supervisory Board

The Supervisory Board oversees and advises the Management Board in its management of the business. It appoints the members of the Management Board, and together with the Management Board, draws up its long-term succession plans. Major decisions affecting the bank require Supervisory Board approval. The Supervisory Board has specified the information and reporting duties of the Management Board. In addition to the Mediation Committee, which is to be formed as a legal requirement, the Supervisory Board has established a Chairman's Committee, an Audit Committee, a Risk Committee and a Nomination Committee. The committees' tasks are described in the Corporate Governance Report, which forms part of the 2008 Financial Report.

Performance-Related Compensation

The compensation of members of the Management Board is primarily aligned to their contribution to business performance and international industry standards. Part of the Management Board's compensation is equity-based, and this is driven by the performance of our share price relative to that of our peers. Compensation for members of the Supervisory Board comprises a fixed component as well as a variable component related to the dividend and earnings per share (based on a 3-year average). The chair and deputy chair of the Supervisory Board as well as the chair and members of the Chairman's, Audit and Risk Committees receive additional compensation.

In light of the global financial crisis, the members of the Management Board, the other members of the Group Executive Committee as well as the members of the Supervisory Board decided to voluntarily forgo their variable compensation components for the year 2008.

The compensation of each member of the Management Board and the Supervisory Board, as well as the structure of our remuneration system, are published in the Compensation Report (please refer to the Financial Report 2008, page 51 ff.).

Financial Reporting according to International Standards
Shareholders and the public are regularly kept up to date, above all, through the Annual Report, including the Consolidated Financial Statements, and the Interim Reports. Deutsche Bank Group's reporting is in accordance with International Financial Reporting Standards (IFRS). This provides for a high degree of transparency and facilitates comparability with our international peers.

Declaration of Conformity
On October 29, 2008, the Management Board and the Supervisory Board issued the annual Declaration of Conformity in accordance with § 161 of the German Stock Corporation Act. It states that Deutsche Bank complies with the recommendations of the Government Commission's German Corporate Governance Code with only one exception: the directors' and officers' liability insurance policy (D&O), specifically taken out to also include the members of the Management Board and the Supervisory Board, does not have a deductible.

Our complete Corporate Governance Report for 2008 can be found in our Financial Report 2008 (page 291 ff.). This report and other documents relating to Deutsche Bank's corporate governance, such as the terms of reference for the Management Board, the Supervisory Board and its committees, are available on the Internet at www.deutsche-bank.com/ir.

We continuously review our corporate governance in light of new events, statutory requirements and developments in domestic and international standards, and make the appropriate adjustments.

In difficult times, strong commitment to our shareholders, clients, staff and the community

In 2008, the unprecedented financial crisis presented Deutsche Bank with unexpected challenges, which called for innovative thinking and bold action. Our business model proved robust relative to some of our peers. But we could not prevent our shareholders, clients, staff and the communities in which we operate from having to bear losses and hardships, some of them heavy, as a consequence of extreme market turbulence. Deutsche Bank regards it as our duty to analyze these adverse developments self-critically and to take the necessary steps to eliminate the problems that have arisen and prevent them from recurring in the future.

Shareholders	Clients
Staff	Society

Shareholders

One of Deutsche Bank's prime tasks on behalf of its owners is to address the very negative development of its share price by gaining the support of the market. We identify the root causes of any losses and take corrective measures. The main objective is to have strong capital resources as well as to safeguard sources of revenue in the future. Risk management must also be refined so that we can recognize potential threats to our business earlier.

Clients

In difficult economic conditions, a reliable and competent partner is crucially important for our customers. This is what we aspire to be, with our well diversified business model and our performance culture. With innovative solutions, we help our clients achieve lasting success. In conditions of crisis, in which predicting the future is particularly prone to error, we develop robust ideas aimed at safeguarding our clients' future. In this respect, our attention is devoted both to our private customers and to our corporate and institutional clients.

Staff

Deutsche Bank's competence depends on the ability and commitment of its staff. We invest much in their professional and personal training, and in a positive working environment. Even in the present financial crisis, we have continued to recruit new talent. In cases where personnel adjustments are unavoidable, we act fairly in devising socially acceptable transitional arrangements and in searching for alternative employment within and outside our company.

Community

Corporate social responsibility is part of Deutsche Bank's mission and business model. In particular, it does not depend on short-term fluctuations in revenues. Even in difficult times, the community can rely on Deutsche Bank contributing more than just money to finding solutions to social problems. This includes our commitment to combating climate change as well as our unwavering support for our employees' corporate volunteering activities.

Shareholders

A dividend even in the difficult market environment.

Structural Data		2008	2007	2006
Number of shareholders		581,938	360,785	348,196
Shareholders by group in % of share capital[1]	Institutional (including banks)	71	86	86
	Private	29	14	14
Regional breakdown in % of share capital[1]	Germany	55	45	54
	European Union (excluding Germany)	25	31	30
	Switzerland	7	9	5
	U.S.A.	11	13	10
	Other	2	2	1

Key Figures	2008	2007	2006
Change in total return of Deutsche Bank share[2]	(66.8)%	(8.6)%	27.4%
Share in equities trading (Xetra and Frankfurt Floor Trading)	5.6%	5.7%	5.5%[1]
Dividend per share for the financial year (in €)	0.50[3]	4.50	4.00

Special Projects	
Capital increase	Placement of 40 million Deutsche Bank shares for €55 per share with institutional investors to acquire a minority stake in Deutsche Postbank AG.
Investor surveys	Regular analyses of institutional investors' perception of Deutsche Bank to gauge the Deutsche Bank share's attractiveness as an investment.
Share buyback program	Share buyback program 2007/08 completed.

[1] Figures rounded.
[2] Share price based on Xetra.
[3] Proposal for the Annual General Meeting on May 26, 2009.

Clients

Strong client relationships: more important than ever.

Structural Data		2008	2007	2006
Number of customers (rounded)				
Corporate and Investment Bank		53,100	56,900	54,200
Private Clients and Asset Management	Private & Business Clients	14,600,000	13,800,000	14,100,000
	Asset & Wealth Management			
	Retail Asset Management[1] (Germany/Luxembourg)	3,410,000	2,926,000	2,530,000
	Institutional Asset Management	2,300	2,400	2,300
	Private Wealth Management[2]	92,000	92,000	90,000

Key Figures		2008	2007	2006
Corporate and Investment Bank	Euromoney Poll of Polls, ranking	2	1	1
	Euromoney Primary Debt Poll, ranking	1	2	1
	Euromoney FX Poll, ranking	1	1	1
	Euromoney Awards for Excellence, number of awards won	21	31	21
	Risk, awards	3	–	2
Private Clients and Asset Management	Fund Awards[3] for DWS Investments as group winner			
	Germany	2	2	2
	Austria	–	1	1
	Switzerland	–	1	1

Special Projects	
Corporate and Investment Bank	Advisory services for the UK Treasury on the restructuring of the UK banking system.
	Acquisition of HedgeWorks, a full service hedge fund administrator in the U.S.
	Launch of Deutsche Card Services, which offers corporate clients card business services.
	Launch of innovative FX4Cash platform offering a broad range of foreign exchange and cash management services.
Private Clients and Asset Management	Acquisition of Taiwan Asset Management completed.
	Launch of a mutual fund distribution platform in India together with iFast.
	Private Wealth Management offices opened in Kolkata, India, and St. Petersburg, Russia.
	Launch of a substantial growth and efficiency program within Private & Business Clients.

[1] Number of accounts.
[2] Number of relationships excluding Private Client Services (U.S.A.).
[3] 2008: Morningstar and Lipper, 2007 and 2006: Standard & Poor's.

Staff

A solid employer during turbulent times.

Structural Data		2008	2007	2006
Staff (full time equivalents)[1]		80,456	78,291	68,849
Divisions	Private Clients and Asset Management	40.2%	39.9%	41.7%
	Corporate and Investment Bank[2]	18.7%	21.1%	21.0%
	Infrastructure/Regional Management	41.1%	39.0%	37.3%
Regions	Germany	34.7%	35.5%	38.3%
	Europe (excluding Germany), Middle East and Africa	28.7%	28.1%	29.1%
	Americas	15.3%	17.2%	17.0%
	Asia/Pacific	21.3%	19.2%	15.6%
Qualifications[3]	University degree	64.0%	64.4%	59.7%
	High school certificate	17.3%	17.4%	19.4%
	Other school degrees	18.7%	18.2%	20.9%
Age[3]	up to 24 years	9.9%	10.0%	8.9%
	25–34 years	35.5%	35.2%	34.7%
	35–44 years	31.7%	32.3%	33.8%
	45–54 years	17.9%	17.9%	18.3%
	over 54 years	5.0%	4.6%	4.3%

Key Figures	2008	2007	2006
Employee Commitment Index	74	71	68
Employees leaving the bank for a new job	7.3%	8.4%	7.0%
Training (expenses in € million)	127	129	130
Apprenticeship programs (expenses in € million)	41	41	40

Special Projects	
Deutsche Knowledge Institute (DKI)	Launch of a virtual university based in Singapore for the ongoing development of staff through executive education.
Maternity Coaching Program in the UK and U.S.	Comprehensive program including workshops, individual coaching and educational resources which focus on three distinct phases: prior to maternity leave, during maternity leave and reintegration upon returning to work.
Preventive health care program	All employees in Germany over the age of 40 are eligible for a free medical check-up every three years, every two years from the age of 50.

[1] Staff (full time equivalent) = total headcount adjusted proportionately for part-time staff, excluding apprentices and interns.
[2] Including Corporate Investments.
[3] Number of staff (headcount).

Society

More than money: building social capital.

Structural Data	2008	2007	2006
Number of countries in which Deutsche Bank operates (including offshore sites)	72	76	73

Key Figures (in € million)	2008	2007	2006
Spending by Deutsche Bank for social responsibility activities[1]	75.9	86.2	85.9
thereof:			
Deutsche Bank Americas Foundation	8.8	10.0	9.7
Deutsche Bank Corporate Social Responsibility UK	4.3	5.0	5.0
Deutsche Bank Asia Foundation	3.7	2.6	1.2
Spending by endowed Deutsche Bank foundations	6.4	6.6	10.2
Deutsche Bank Foundation	5.0	5.4	9.0
Other foundations	1.4	1.2	1.2
Total	**82.3**	**92.8**	**96.1**

Special Projects	
Ensuring viability	Renovation of Deutsche Bank's Head Office, transforming it into one of the world's most environmentally friendly high-rise buildings.
Committing ourselves	Launch of the "Corporate Community Partnership" program that offers paid leave to employees who volunteer to assist microfinance institutions with their professional know-how.
Creating opportunity	Community development programs that create affordable housing and improve the infrastructure of low-income urban neighbourhoods in the U.S.A.
Fostering creativity	600 works of art from the Deutsche Bank Collection handed over to the Staedel Museum in Frankfurt am Main on permanent loan.
Enabling talent	Support for the "Pratham India Education Initiative", which aims to eliminate illiteracy among India's children by 2010.

[1] New, more comprehensive calculation base; previous years restated.







Deutsche Bank trusted me, when I built up my company.
I now trust Deutsche Bank as advisor for my private wealth.

Ian K. Karan, Hamburg

Stakeholders

02

Statements relating to Deutsche Bank's competitive position, market share or ranking are based largely on external sources, including industry publications (e.g. Euromoney, the Banker, etc.) and specialist information providers (e.g. Thomson Reuters, Dealogic, Bloomberg, etc.).

Significant falls in equity markets

Trust deeply shaken in the international equity markets

The year 2008 was marked by a remarkable intensification of the financial market crisis in the fourth quarter. Conditions in the credit markets, which had already become very difficult in 2007, deteriorated further, and liquidity in the financial system became scarcer than ever. The collapse of a major U.S. investment bank in September 2008 deeply affected market confidence. Equity markets, which had performed somewhat better than credit markets up to this point, fell sharply around the world. Governments and central banks responded with intervention on an unprecedented scale. Several support measures and rescue packages were implemented, while central banks sought to ensure liquidity for the wider economy. Furthermore, the prospect of a global recession steadily increased.

The Euro STOXX 50 index declined 44.3% over the course of 2008, while the leading German index, the DAX, suffered a decline of 40.4%, after a five-year period of gains, and closed the year at 4,810 points. In Germany, this was the largest percentage drop since 1949, except for 2002, when the DAX lost 3.5 percentage points more. No sector was spared from falling share prices in 2008, but the banking industry was affected the most severely. Consequently the Deutsche Bank share price declined by 68.9% and closed the year at €27.83. Numerous German and European bank shares dropped even further in 2008.

Market turbulence impacts our share

In addition to the price declines in the wake of the financial crisis, the extreme share price volatility, in particular, was without precedent. Thus the Deutsche Bank share experienced its largest one-day gain in Xetra trading ever, a gain of nearly 24% on November 24, while the biggest one-day loss on record was on October 10 at just over 16%. The year's high was on the very first day of trading at €89.90, while the low for 2008 was in November at €18.59. This degree of volatility in our share price has not been seen for decades.

Shareholder structure

In % of share capital at year's end


100
60
20
82
84
86
86
71
18
16
14
14
29
04
05
06
07
08
Institutional shareholders (incl. banks)
Private shareholders

In this extraordinarily difficult market environment, Deutsche Bank's operating results were negative. However, we have confidence in the bank's future earnings potential and will therefore recommend a dividend of €0.50 per share to the Annual General Meeting 2009. With this dividend, we also want to acknowledge the loyalty of our shareholders, above all, of our many private investors.

Market deterioration reduces long-term return

Although the Deutsche Bank share price held up well compared to that of other international peers, its very weak performance during the year significantly impaired the return on investment, also from a long-term perspective. An investor who bought Deutsche Bank shares for the equivalent of €10,000 at the beginning of 1980, reinvested dividends and subscribed to capital increases without injecting additional funds would have held a portfolio worth €50,533 at the end of 2008. This corresponds to an average annual return of 5.7%. Above all due to the crisis year 2008, our share underperformed the DAX, which has risen by 8.1% per year on average since the start of 1980.

Lower market capitilization

Although the number of buy and sell transactions in our share increased by nearly 50% in 2008, this development has been outweighed by the decline in the share price and consequently the volume of trading fell by around €50 billion to €227 billion, the second highest among all shares in the DAX. At the end of 2008, our share capital was based on 570,859,015 no par value shares, nearly 40 million more than at the end of 2007. Due to a much lower year-end closing price than in 2007, our market capitalization declined to €15.9 billion (2007: €47.4 billion). The significant share price decline was also reflected at the end of the year in a much lower weighting in the DAX of 3.6%. All financial sector stocks, which had been among the heavyweights in the DAX for years, were affected by this development.

Private investors increase their participation

The number of our shareholders rose strongly during 2008, and by the end of the year we had 581,938 shareholders. This corresponds to an increase of more than 60% over the year and sets a new record level. These new shareholders are almost exclusively private investors based in Germany, and more than three-quarters of this increase took place in the fourth quarter. The pending introduction of a flat-rate withholding tax starting in 2009 probably played a role in this, along with the strong decline in the Deutsche Bank share price during the last three months of 2008. At the end of the year, nearly 99% of our shareholders were private investors, holding 29% of the share capital (2007: 14%) of €1,461,399,078. On the other hand, institutional investors (including banks) reduced their holdings to just 71% (2007: 86%). Increased interest in our share on the

Strong increase in number of shareholders

In thousands at year's end


700
350
468
412
348
361
582
04
05
06
07
08

Long-term value


1,900
1,600
1,300
1,000
700
400
100
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08

Total Return Index, beginning of 1980=100, quarterly figures.
– Deutsche Bank
– DAX
Source: Datastream

Voting presence at the General Meeting

In % of share capital


45
30
15
32
25
41
43
33
04
05
06
07
08

part of private investors was also reflected by the higher percentage of shares held in Germany of nearly 55% (end of 2007: 45%). Abroad, institutional investors, above all, based in Switzerland, the U.K. and U.S.A. sold our share on balance in 2008.

Deutsche Bank shares remain in almost complete free float. As of December 31, 2008, the large shareholders known to us that are subject to the reporting threshold of 3%, were AXA S.A. (France) with 5.36% and Credit Suisse Group (Zurich) with 3.86%.

Considerable interest in our Annual General Meeting

Six thousand shareholders attended our Annual General Meeting on May 29, 2008, in the Frankfurt Festhalle, 1,000 more than in the year before. The Management Board Chairman's customary report on the development of business was followed by an intensive question-and-answer session between shareholders and management on Deutsche Bank's current position and prospects. The Annual General Meeting approved the resolutions on the Agenda by large majorities. 33.2% of the equity participated in the voting versus 42.5% in 2007. This decline was partially due to the fact that fewer foreign shareholders were able to participate in voting for technical reasons, following a change in one agenda item at short notice.

Share buyback program concluded

At the Annual General Meeting on May 29, 2008, the shareholders again authorized us to re-purchase our own shares in a volume equivalent to up to 10% of the share capital. As a result, this authorization replaced the one from 2007. The Management Board also resolved to conclude the share buyback program 2007/08. To date, the bank has not made use of the current buyback authorization.

As a result of the share buyback program implemented between May 30, 2007, and May 29, 2008, Deutsche Bank repurchased a total of 7,155,200 shares or 1.4 percent of the share capital. In total, this is equivalent to a value of €724 million. This also included 200,000 shares acquired through the sale of put options.

From the start of our first share buyback program in mid-2002 until the end of May 2008, we repurchased a total of 223 million shares worth €14.8 billion and cancelled 118 million Deutsche Bank shares with a value of €7.2 billion.

As of December 31, 2008, the number of shares held in Treasury from buybacks totalled 8 million. This figure stems from 29 million shares at the beginning of the year, plus 1 million shares from buybacks, less 6 million shares to cover share-based compensation plans, and 16 million shares sold. Since our Annual General Meeting in 2007, we have not cancelled any shares.

Capital increase

In the context of our acquisition of a minority shareholding in Postbank AG, we sold 40 million new shares to institutional investors through a private placement. At a price of €55 per share, the gross proceeds amounted to around €2.2 billion. In 2008, we enhanced our Tier 1 capital ratio by approximately €3.9 billion through the conversion of four subordinated bonds categorized as supplementary capital that we issued in 2007 and 2008.

Internet service expanded

Following our highly successful campaign in 2007, again as part of a prize draw, we asked our shareholders in 2008 to allow us to send them the Annual General Meeting documents in electronic form in future. Through electronic delivery, we save costs and help protect the environment. The response was very positive: we received around 13,600 new e-mail addresses, which means that we will be sending a combined total of 20,400 paperless invitations to the Annual General Meeting in 2009 through the internet.

Furthermore, our shareholders increased their use of our convenient internet service again in 2008 (7,900 versus 6,700 in 2007). Shareholders can take advantage of this service to order admission tickets for the Annual General Meeting or issue powers of attorney and their voting instructions to our company proxy.

Expanding our contact with investors

In 2008, the Investor Relations team fulfilled investors' and analysts' greater demand for information in connection with the financial crisis in numerous ways. We hosted discussions with investors at more than twice as many individual and group meetings (495 meetings versus 230 in 2007) as well as 11 international securities conferences, in most cases with members of the Management Board. As part of analyst and telephone conferences, we regularly reported on the development of Deutsche Bank's business and its strategy. We intensified our discussions with fixed-income investors as well as with investors who are increasingly making their investment decisions on the basis of sustainability criteria.

We respond to the questions and suggestions of our private investors primarily through our toll-free shareholder hotline and the internet. Anyone who is interested can obtain comprehensive information about our company from our website and use our interactive tools, for example, to analyze and compare the Deutsche Bank share price. All investor relations events are announced in advance and then broadcast live and in full through the internet. Furthermore, twice a year we discuss our financial results and company strategy in an internet chat.

Adjustments to credit ratings

In the wake of the financial crisis and the losses connected with it in many cases, the rating agencies reviewed and adjusted the ratings of all major banks worldwide. This was also true for Deutsche Bank, although many of our peers were more significantly impacted. Standard & Poor's lowered Deutsche Bank's long-term rating in 2008 in two steps to A+ with a stable outlook. On the other hand, our long-term rating was left unchanged by Moody's (Aa1) and Fitch Rating (AA–) in the reporting year, although the outlook was reduced to negative and stable respectively.

Regional distribution of share capital

In % at year's end 2008


55% Germany
25% Europe (excl. Germany)
11% U.S.A.
7% Switzerland
2% Other

Market turmoil causes losses

Global Markets: maintaining leadership in interest rate derivatives

Market share in %


11.1
11.6
11.6
12
6
1
1
1
06
07
08

☐ Ranking in peer comparison
Source: Greenwich Associates

For the Corporate and Investment Bank (CIB) Group Division, 2008 was an extremely difficult year, with by far the most important influence being the intensifying global financial crisis. Taken in total, the very substantial effects on our business were both positive and negative; on balance, however, the effect was predominantly negative.

CIB comprises the two Corporate Divisions: Corporate Banking & Securities and Global Transaction Banking. Corporate Banking & Securities consists of the Global Markets and Corporate Finance Business Divisions. Corporate Finance and Global Transaction Banking are combined under the name Global Banking.

Corporate Banking & Securities

Global Markets undertakes trading and product structuring across a wide range of financial products, including bonds, equities and equity-linked products, exchange traded and over-the-counter derivatives, foreign exchange, money market instruments, securitised instruments and commodities. The origination, underwriting and syndication of debt and equity securities are managed jointly by Global Markets and Corporate Finance.

Although the majority of 2008 was characterized by challenging market conditions in the aftermath of the subprime crisis, conditions changed suddenly and fundamentally in September with the collapse of a major U.S. investment bank. This event had a significant impact on financial markets throughout the world. Volatility reached unprecedented levels, hedging strategies became ineffective as interrelationships between different asset classes broke down, and markets suffered an acute lack of liquidity. This distorted market pricing and made reductions in risk exposures very difficult. Despite rapid and significant intervention by governments and central banks across the world, these exceptionally difficult conditions persisted throughout the rest of the year.

Excerpt from segment reporting (Corporate and Investment Bank[1])

The CIB Group Division ended the year 2008 with a loss before income taxes of €7.4 billion. The Corporate Banking & Securities Corporate Division reported a loss before income taxes of €8.5 billion, versus income before income taxes of €4.2 billion in 2007. This dramatic reversal reflects, above all, large mark-downs on credit market-related assets, significant losses in Sales & Trading businesses and falling revenues in the Origination and Advisory business. In contrast, the Global Transaction Banking Corporate Division was able to increase its income before income taxes by €0.2 billion to a record €1.1 billion. Lost discipline was sustained, while revenues rose by 7%, reaching a new peak level.

in € m.	2008	2007
Net revenues	3,078	19,092
Total provision for credit losses	408	109
Noninterest expenses	10,090	13,802
Income before income taxes	**(7,371)**	**5,147**
Return on equity (pre-tax) in %	(36)	25
Risk positions	249,744	237,026
Assets	2,047,181	1,800,027

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2008 (Management Report).

Against this backdrop, Global Markets' businesses enjoyed mixed results. Credit and equity proprietary trading sustained considerable losses, as did other credit trading. These losses reflected in part the size of our positions in an environment where hedging techniques became ineffective. Equity derivatives, in which Global Markets has built a leading position with both retail and institutional clients, was also severely impacted by extreme market volatility and by sustained high levels of correlation.

By contrast, in other businesses, Global Markets performed extremely well and further strengthened its franchise. Our foreign exchange business turned in a record year, and was voted No. 1 FX provider in Euromoney magazine's annual poll for the fourth year running. Our market share increased to 22%, the highest ever achieved by any bank. In addition, we laid the foundations for future growth with the launch of some highly innovative products.

Interest rate trading also performed well, with continued strong revenues. Besides the positive performance of traditional interest rate products there was strong growth in inflation derivatives and life and pension products.

The commodities business performed strongly in 2008, with growth in customer activity thanks to sustained investment in this business in recent years. We expanded our range of investment products linked to commodities, launched some pioneering new instruments, and in December were voted "World's No.1 Commodity Derivatives House" in IFR magazine's highly-regarded annual awards.

Our prime services business also achieved notable success during the year, notwithstanding very difficult conditions for the hedge fund industry. In a poll of end users by Global Custodian magazine, we were voted the world's best prime broker.

Global Markets' reputation as a provider of tailored solutions to clients' problems was reflected, in the latter part of this year, by our appointment as an advisor to the UK government on its recapitalization of the UK banking sector.

Global Markets also moved decisively to address the challenges of the unprecedented market turbulence of the final quarter of 2008 and to recalibrate our business model to meet the needs of a changed environment. The credit proprietary trading desk was closed and we significantly reduced our exposure to equity proprietary trading. To improve efficiency, we lowered headcount and costs and aggressively reduced our use of balance sheet. Meanwhile we continued selectively to invest in key strategic areas such as commodities, cash equities and prime brokerage. We ended the year having made significant progress in our efforts to position ourselves for success in 2009.

Awards 2008
Euromoney
"FX House of the Year"
"Risk Management House of the Year"
Financial News
"Corporate Bond House of the Year"
"Debt Capital Markets House of the Year"
"Investment Banking Team of the Year"
Global Finance
"FX House of the Year"
International Financing Review
"Commodity Derivatives House of the Year"
IFR Asia
"Bond House of the Year"
"Derivatives House of the Year"
International Securitisation Report
"International Securitisation House of the Year"

Global Markets: world leader in foreign exchange

Market share in %



20
10
12.2
16.7
19.3
19.3
21.7
2
1
1
1
1
04
05
06
07
08

☐ Ranking in peer comparison
Source: Euromoney FX Survey

Corporate Finance: strong market share increase in global M&A

Market share in %*


20
10
11.7
13.3
14.1
16.7
05
06
07
08

*Based on announced deals.
Source: Thomson Reuters

Corporate Finance is comprised of Mergers and Acquisition Advisory (M&A), Equity Capital Markets (ECM), Leveraged Debt Capital Markets (LDCM), Commercial Real Estate (CRE), Asset Finance&Leasing (AFL) and corporate lending services. All products and services are delivered to clients through regional and industry-based client coverage.

Thanks to its geographic diversity and strong client culture, Corporate Finance managed to withstand the financial crisis in 2008. Despite a significant decline in the global fee pool, we registered market share gains and growth in some key regions and products.

While M&A business declined considerably in 2008, we improved our market share in Europe, the Middle East and Africa (EMEA), and maintained our No. 1 market ranking in Germany. Our success in our home market is based on a client-focused structure and a diversified customer base among "Mittelstand" companies. In the Americas, we maintained our top 10 status, executing a number of high profile transactions during 2008. We improved our market position in Asia/Pacific, particularly in Australia and New Zealand. The region saw an increased focus on M&A transactions in 2008, predominantly in the financial and natural resources sectors.

With clients looking to trusted partners for strategic advice in difficult and volatile markets, Corporate Finance advised on several of the year's most prominent M&A transactions, including the largest UK transaction of 2008 and the largest consumer goods transaction of all time. Overall in M&A advisory, we maintained our global ranking of No. 8. In Europe, we gained market share and climbed from No. 7 to No. 4, based on the value of announced transactions. Our Americas advisory franchise continued to strengthen, improving its ranking from No. 8 to No. 5.

Awards 2008
Euromoney
"Best Equity House: North America; Sweden"
"Best Investment Bank: Western Europe; Central&Eastern Europe; Germany; Greece; the UK"
Euroweek
"Best Lead Manager of High Yield Bonds"
Financial Times and Mergermarket
"Financial Advisor of the Year: Europe"
"Financial Advisor of the Year: Germany"
Global Finance
"Best Equity Bank: Central & Eastern Europe"
"Best Investment Bank: Western Europe"
"Best M&A Bank: Western Europe"
Risk
"Credit Portfolio Manager of the Year"
The Asset
"Best Mid-Cap Equity House"

In 2008, ECM revenues were negatively impacted by lower issuance activity in the light of record volatility in the equity markets. However, we were involved in a number of key transactions, including the largest corporate rights issue of the year. DB continues to be a leader in product innovation and this year launched Europe's first Special Purpose Acquisition Company (SPAC) transaction. In the U.S., we executed the largest institutional equity registered direct transaction for a real estate company. In Asia, our investments in emerging markets have helped deliver a No. 1 position in IPOs, up from No. 5 last year and the No. 1 position in ECM in India, up from No. 11 last year.

Our LDCM franchise was significantly affected by credit market volatility in the wake of the financial crisis in 2008. Despite these challenging conditions Deutsche Bank continued to underwrite selective new business for strategic transactions where the risks and rewards made economic sense. Additionally, in a highly active secondary loan trading market, Deutsche Bank remained one of the primary market makers. Highlights include being a lead financier on the largest corporate acquisition in 2008. The dominant feature of the market in 2008, however, was the sell down of unsyndicated leveraged buyout transactions remaining on DB's books, accompanied by a significant decrease in issue volumes in Leveraged Finance.

In 2008, CRE was significantly affected by the global credit crisis and turbulence in commercial mortgage-backed securities (CMBS) markets. CRE successfully de-risked the globally traded whole loan portfolio to minimize losses. Deutsche Bank Berkshire Mortgage, a multi-family loan origination and servicing platform, had another year of strong results in 2008. In Japan, CRE became the No. 1 Seller of CMBS and received several awards including one from Euromoney and International Securitisation Report (ISR).

Our Asset Finance & Leasing (AFL) business remained stable in difficult market conditions, and we continued to build our growth areas, in particular renewable energy and infrastructure. In Spain, the world's largest photovoltaic park was completed, where Deutsche Bank assumed various responsibilities. We established a regional desk in Moscow to offer project and capital advisory services to large-scale infrastructure projects within Deutsche Bank's franchise in Russia. Furthermore, AFL closed a significant number of aircraft transactions and thus further strengthened our presence in this market.

Deutsche Bank: continued market leader in international bonds in euro

Market share in %


10
5
8.0
8.1
8.9
9.1
9.7
2
2
2
1
1
04
05
06
07
08

☐ Ranking in peer comparison
Source: Thomson Reuters

Global Transaction Banking

Global Transaction Banking (GTB) delivers commercial banking products and services for corporate clients and financial institutions, including domestic and cross-border payments, professional risk mitigation and financing for international trade as well as the provision of trust, agency, depositary, custody and related services. Business units include Cash Management for Corporates and Financial Institutions, Trade Finance and Trust & Securities Services.

Despite the financial crisis, 2008 was another record year for Global Transaction Banking. The business grew across all regions, with particularly strong growth in our European home market and the Asia-Pacific region alongside solid performance in the Americas, even under difficult market conditions.

Our Cash Management franchise cemented its leading position in Europe whilst delivering growth in particular in Asia. Our competitive and high quality operations enabled us to increase revenues. In terms of deposits, we benefited significantly from the "flight to quality". Innovative products such as FX4Cash in cross-currency payments, the launch of Deutsche Card Services through which we are expanding into the merchant acquiring business, our Single Euro Payments Area (SEPA) strategy and the introduction of a high value payment platform in Germany contributed to GTB's success.

Trade Finance delivered exceptionally strong momentum in the year under review, especially in Asia and Europe. The business was involved in structuring large deals from Eastern Europe and Russia and is focused on further expansion in this region. Trade Finance maintained its leading position as arranger of global trade finance loans. In response to market demand, we focused on the combined cash management and trade financing needs of our corporate customers, winning some notable financial supply chain management mandates.

Awards 2008
Asset Asian Awards
"Best Cash Management Specialist – Corporates, Asia"
Euromoney
"Best at Cash Management in North America"
Euromoney Trade Finance
"Best Forfaiting Bank"
"Best Supply Chain Finance Bank"
Global Custodian
"Highest scoring regional cross-border custodian in Asia and Central & Eastern Europe"
Global Finance
"Best Overall Bank for Cash Management Western Europe"
"Best Overall Bank for Payments and Collections"
Global Trade Review
"Best Global Structured Commodity Trade Finance Bank"
International Securitisation Report
"Trustee of the Year"
Trade and Forfaiting Review
"Best Export Finance Bank"

Global Transaction Banking: increasing deposits from corporates and institutions

In € bn.


103
100
95
72
78
64
50
04
05
06
07
08

Trust & Securities Services expanded its product and geographic reach in 2008. We acquired and integrated HedgeWorks LLC, a California-based hedge fund administration business, and opened new offices in Europe and Asia during the year. We completed the integration of the institutional custody business of Garanti Bank in the second quarter, and thus became a leading custody provider in Turkey. In addition, we extended our custody and related services to Portugal, Dubai and Abu Dhabi in 2008, bringing the number markets where we operate in this segment to more than 30. A custody, clearing and settlement service for carbon credits was also introduced. We won a number of American Depositary Receipt mandates and became a leading administrator for Sharia-compliant financing.

The financial crisis takes its toll

The Private Clients and Asset Management Group Division, or PCAM, comprises Deutsche Bank's investment management business for both private and institutional clients, together with our traditional banking activities for private individuals and small and medium-sized businesses.

2008 was not an easy year for PCAM. Total assets under management fell to €816 billion (from €952 billion at the end of 2007), primarily reflecting falling prices on securities markets worldwide and adverse currency effects. Despite deep-seated uncertainty among clients, we were able to acquire new assets of € 3 billion. Ultimately, though, we could not prevent the extremely difficult environment from impacting the division's results in various ways. Nevertheless, we are intent on strengthening PCAM as one of our major core businesses by making further investments in future growth, and we have taken corrective steps across all PCAM's businesses, repositioning our platform in an environment of lower market values, and emphasizing cost efficiency.

PCAM consists of two Corporate Divisions: Asset and Wealth Management and Private & Business Clients.

Asset and Wealth Management

The Asset and Wealth Management Corporate Division comprises two business divisions: Asset Management and Private Wealth Management. Asset Management serves retail clients with a full range of mutual fund and alternative investment products, and institutional clients with a fully integrated asset management offering. Private Wealth Management caters to wealthy individuals and families globally.

In 2008, the **Asset Management** Division continued to follow its strategy geared to long-term trends which are shaping the investment management industry, notwithstanding the negative impact of market turbulence in the near term. These long-term trends include an expanding market for retirement products, a shift away from a carbon-based economy and increasing wealth creation in emerging economies.

Asset Management: no.1 non-affiliated global insurance asset manager

In € bn. at year's end 2007


109.0
100
50
Deutsche Bank
Peers

Source: Insurance Asset Manager, latest data available in US-$

Excerpt from segment reporting (Private Clients and Asset Management[1])

The PCAM Group Division recorded income before income taxes in 2008 of €0.4 billion, which is €1.6 billion less than in 2007. This reduction was primarily due to the loss before income taxes of €0.5 billion in the Asset and Wealth Management Corporate Division. The decline reflects, in particular, the negative market developments in 2008, which led to significantly lower performance and asset-based fees as well as charges due to the market dislocations. The Private & Business Clients Corporate Division generated income before income taxes of €0.9 billion, with stable revenues versus 2007 and a higher provision for credit losses in the consumer finance business.

in € m.	2008	2007
Net revenues	9,041	10,129
Total provision for credit losses	668	501
Noninterest expenses	7,972	7,560
Income before income taxes	**420**	**2,059**
Return on equity (pre-tax) in %	5	24
Risk positions	53,533	85,586
Assets	188,785	156,767

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2008 (Management Report).

DWS: leading mutual fund company in Germany

Assets under management at year's end 2008 in € bn.


150
114.8*
100
50

*Including fund products of Deutsche Bank.
DWS
Peers
Source: BVI

Asset Management comprises four businesses: the retail mutual funds business (DWS Investments), alternatives (RREEF Alternative Investments), institutional asset management (DB Advisors) and asset management for insurance companies (Deutsche Insurance Asset Management). The Asset Management Division saw increasing outflows of funds in the course of the year. Assets under management stood at €463 billion at the end of 2008, down 17% from the previous year's figure of €555 billion. In line with the escalating financial crisis, more than half of this decline occurred in the fourth quarter alone.

Retail

Retail's mutual fund business had assets under management of €152 billion worldwide at the end of 2008. The steep drop of 35% against the previous year was driven primarily by the drastic declines in financial asset prices caused by the financial crisis and net cash outflows. In our home market, Germany, DWS retained its long-standing No. 1 ranking in the retail mutual funds business in 2008. However, the exceptionally challenging market environment and the loss of confidence among investors left a deep mark, especially on our money market and fixed-income funds, leaving DWS with net outflows of €13.9 billion and €9.0 billion, respectively. Both in Germany and elsewhere, DWS received numerous awards in 2008.

DWS established itself as the leading German provider of Riester products in 2008, selling over 554,000 new Riester contracts, accounting for a market share of nearly 34%. The DWS GO certificates platform registered inflows of €162 million in 2008 and won several awards for its products. Thanks to a range of structured investment products tailored to the needs of the market, we attracted €5.2 billion in net new money from clients.

Our stake in joint venture partner Harvest Fund Management, China's third largest mutual fund company, was raised from 19.5% to 30% in 2008. In addition, we expanded our partnership with Harvest across all four Asset Management business lines. In the course of the reporting year we also acquired a 40% stake in UFG Invest, a top-ten asset manager in Russia.

Alternatives

Our alternative investments business was hit by the financial crisis in several ways. As a leading real estate asset manager, we were exposed to difficult conditions in the global real estate markets, while very challenging conditions in the hedge fund industry left their mark on our business in the fourth quarter. At the end of the year, RREEF Alternative Investments managed assets of €50 billion (2007: €58 billion).

We broke new ground in Hong Kong through the launch of three real estate securities funds for retail investors. In addition, RREEF launched its first real estate investment in India via a stake in a company primarily involved in residential projects. In Australia, we are a leading property securities manager, and two of our funds received top ratings in 2008. We strengthened our position in the U.S.A. through the acquisition of a minority interest in Rosen Real Estate Securities LLC.

Institutional

In 2008, we introduced a new brand – DB Advisors – for our global institutional business. We saw net inflows in virtually all product lines in 2008, and thus managed € 159 billion at the end of the year, a slight increase over € 158 billion at the end of 2007, despite falling equity market valuations during 2008. This satisfactory growth was achieved partly thanks to personnel and organizational measures designed to strengthen sales.We focused particularly on relationships with independent financial consultants, who in many countries are highly influential in advising institutional clients on their investment decisions.

Insurance

In 2008 this division also saw the launch of a new brand name – Deutsche Insurance Asset Management (Deutsche IAM). For the third year in a row, the division was named the world's leading manager of non-affiliated insurance assets by Insurance Asset Manager, a leading industry publication. As of December 31, 2008, assets under management amounted to € 102 billion, compared to € 105 billion at the end of 2007.

As the long-term outsourcing trend among insurers gathers momentum, we continue to see considerable potential for new partnerships with clients.

The **Private Wealth Management** Business Division (PWM) is one of the world's leading wealth managers, tailoring financial services to the individual needs of affluent and wealthy clients around the globe. With approximately 1,000 wealth advisors and 500 investment managers in 31 countries, it is a market leader in Germany, strong throughout Europe and growing rapidly in other regions, including Asia and the Middle East. In 2008 we strengthened our global presence and client proximity by opening offices in Kolkata, India and St. Petersburg, Russia. PWM now serves approximately 92,000 clients in 91 locations worldwide.

A strong focus on the needs of our clients is at the core of our business. Dedicated relationship managers use their investment expertise to meet the individual risk profile of each client, helping them to protect and grow their assets.

We complement our broad range of in-house products with a selection of the best third-party offerings. This means we can deliver a world-class, custom-tailored service to wealthy individuals, their families and select institutions. We offer advice on matters such as inheritance and estate planning, art and philanthropy, and also provide solutions for family offices and financial intermediaries. Strategic asset allocation is always at the center of our service.

Clients continued to place their trust in our business model throughout the financial crisis – in fact, we took advantage of the "flight to quality" to attract new clients. Despite difficult conditions in 2008, PWM attracted net new assets of € 10 billion after € 13 billion in 2007, although lower asset valuations and foreign exchange effects led to a decline in invested assets to € 164 billion. This is, measured against our peer group, a respectable performance. Our focus on risk management allowed us to take advantage of the risk-and-reward opportunities afforded by market dislocations.

Private Wealth Management: positive inflow of net new money

Net new invested assets in € bn.


15
5
6.3
9.1
15.2
12.9
9.6
04
05
06
07
08

Private & Business Clients: increasing number of clients

In mn. at year's end


13.3
13.4
14.1
13.8
14.6
15
5
04
05
06
07
08

In the Asia/Pacific region, PWM attracted net new asset inflows of €2 billion in 2008, matching last year's result. We secured approval from the China Banking Regulatory Commission for PWM in Shanghai to start providing Renminbi-denominated banking services. This allowed us to benefit further from growing demand for financial services in China. Our success was recognized externally when PWM topped the fourth annual Asiamoney Private Banking Poll in numerous categories.

Thanks to the use of innovative investment solutions, we delivered a strong performance in Germany. Successful strategies such as improving senior banker coverage and focusing on family and entrepreneurial wealth powered the continued growth of business. Individual tailored products that take account of the impact of the financial crisis were crucial in cementing our position as market leader – a position further underlined by inflows of net new assets of €3 billion in 2008 and by PWM winning €uro Magazine's Best Wealth Manager award for commercial and state banks.

Latin America, the Middle East, Africa and Europe together also attracted €3 billion NNA, profiting from the growth of offshore markets. The integration of Tilney secured a strong and valuable presence in the U.K., strengthening our business in the ultra high net worth clients and contributing to net new asset growth of € 1 billion.

In the world's largest market for investment management, the U.S.A., PWM focused on entrepreneurs who have already created wealth or are in the process of doing so. In spite of a weakening U.S. dollar, we managed to achieve net new money of € 1 billion.

In the face of a global market downturn, shaken confidence and a shortage of liquidity, PWM performed relatively well. We are therefore confident that we will emerge even stronger when market conditions improve.

Private & Business Clients

The **Private & Business Clients** Corporate Division (PBC) conducts business with private customers as well as small and medium-sized business clients in eight countries in Europe and Asia. PBC's range of products and services includes payment and current account services, mutual funds and securities, loans and investment management.

PBC has a total of 1,852 branches in Germany, Italy, Spain, Poland, Belgium, Portugal, India and China. The fixed sales network is reinforced by more than 3,300 independent financial advisors. We also work with numerous cooperation partners such as Deutsche Vermögensberatung (DVAG), the largest independent financial advisory firm in Germany, and BancoPosta, the financial services division of the Italian post office.

PBC is one of the corporate divisions at Deutsche Bank with the strongest revenues in 2008. Despite the growing turbulence on the financial markets, PBC reported very satisfactory annual results. In October, a comprehensive program was launched with the aim of significantly increasing the number of branches and advisors in the key European markets over the next four years and simultaneously improving the cost/income ratio.

In Germany, we offer our customers products and services at 774 Deutsche Bank and 60 Berliner Bank branches. Both brands stand for competent and comprehensive financial advice. In addition, at the 96 norisbank branches, we sell mainly consumer loans and standard bank products at reasonable prices. This extended brand spectrum allows us to pursue a differentiated approach towards our various client groups. In Germany, PBC increased the number of clients by 420,000 to more than 10 million. Overall, the number was up by 800,000 to 14.6 million. In addition, we acquired new client deposits totalling approximately € 19 billion.

In February 2009, Deutsche Bank acquired a minority shareholding in Deutsche Postbank from Deutsche Post. A cooperation agreement has already been sealed and will benefit both partners, particularly as their sales networks and client groups complement each other excellently and cost synergies can also be realized.

We also expanded our presence in our other European markets. In Italy, we opened 12 new Deutsche Bank branches, bringing the total to 261. The Prestitempo sales network through which Deutsche Bank distributes consumer loans and mortgages for private clients was extended to include 14 new branches.

In the fast-growing Polish market, we opened 14 new Deutsche Bank branches and 54 branches under the db kredyt brand, which means we now have 77 branches as well as 120 db kredyt shops in Poland.

In the Belgian market, we gained over 80,000 new clients and €3.2 billion in invested assets over the financial year. In Portugal, we also experienced further growth and opened 13 additional branches.

In India and China, too, PBC continued to grow in the year under review. We opened three new branches in India, where we now operate at 13 locations. In the credit card business, we increased our client figures to over 400,000. In September, PBC was granted a license to do business with private clients in the local currency in China. We increased our stake in Hua Xia Bank to 13.7% and strengthened our cooperation with Hanoi Building Bank (Habubank) in Vietnam.

Private & Business Clients: rising number of branches in Poland

At year's end


197*
150
129*
62
50
52
31
04
05
06
07
08

*Including db kredyt shops (consumer finance).

Reduction in non-core assets

Declining industrial holdings

Cost base in € bn. at year's end


5
4
3
2
1
4.1
2.2
2.3
2.1
1.1
04
05
06
07
08

The Corporate Investments Group Division, or CI, covers our industrial shareholdings, certain bank-occupied real estate assets and other non-strategic holdings.

In 2008 we continued to divest certain non-core assets. At the end of 2008, Corporate Investments managed € 1.1 billion of assets related to industrial holdings and € 0.7 billion in other corporate investments. In November 2008, Corporate Investments participated in a liquidity facility for Hypo Real Estate Group, acquiring € 12.0 billion of collateralized notes.

Industrial holdings reduced

In 2008, we continued to reduce our remaining industrial holdings consisting largely of quoted German financial and industrial companies.

We sold all of our remaining holding of 1.7 % in Allianz SE. We also reduced our investment in Daimler AG by 1.7 % to 2.7 % and our investment in Linde AG by 2.8 % to 2.4 %. At the end of the year these stakes in Daimler AG and Linde AG represented our largest remaining industrial holdings as measured by market value.

Other holdings reduced

In 2008 we sold our indirect 8.2 % investment in Arcor AG & Co. KG to Vodafone Group Plc.

At the end of 2008, our other equity holdings largely comprised our 9.1 % stake in Atradius N.V. and our indirect 70.6 % stake in Varta AG, together with our holdings in Deutsche Venture Capital Funds and certain other fund investments.

Excerpt from segment reporting (Corporate Investments[1])

The Corporate Investments Group Division reported income before income taxes in 2008 of € 1.2 billion (2007: € 1.3 billion). Revenues included gains from the sale of industrial holdings, including Daimler AG, Allianz SE and Linde AG.

in € m.	**2008**	**2007**
Net revenues	1,290	1,517
Total provision for credit losses	(1)	3
Noninterest expenses	95	220
Income before income taxes	**1,194**	**1,299**
Risk positions	2,677	4,891
Assets	18,297	13,005

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2008 (Management Report).

Executive arm of the Management Board

As an integral part of the bank's Infrastructure area, the Corporate Center, with its strategy, risk management and control functions, supports the Management Board in the fulfilment of its executive duties for Deutsche Bank Group. The established set-up, whereby the functions are for the most part globally integrated into the business divisions but have their own, independent reporting lines, has proven successful over the years.

The Corporate Center is comprised of the central functions Finance, Audit, Tax, Legal, Risk & Capital, Investor Relations, Communications & Corporate Social Responsibility (CSR), Human Resources, Corporate Development and DB Research.

Deutsche Bank: total capital markets issues

In € bn. at year's end


150
100
50
74
76
81
103
139
04
05
06
07
08

Corporate social responsibility

During 2008 we realigned the CSR program under the motto "More than money: Building social capital" with the aim of integrating Deutsche Bank's CSR activities even more closely into the core business. Numerous initiatives were then launched to further increase the loyalty to the bank of staff, clients and shareholders.

Our claim "A Passion to Perform" became even more widely recognized in 2008. Our staff identify very closely with the brand as well as with Deutsche Bank's corporate social responsibility activities.

Energy security and global climate change are issues of increasing importance for Deutsche Bank. Based on thorough research of these problems, DB Research proposed measures to slow the pace of climate change and mitigate its negative impact. In response to a proposal by the global Environmental Steering Committee, a decision was taken in September 2008 to make Deutsche Bank a carbon neutral company by 2012.

Requirements in 2008

The central functions Legal, Risk & Capital, Finance, Tax, Investor Relations and Communications faced particular challenges in 2008 due to the turbulence on the financial markets. These departments worked closely together supported by the economic analyses and risk assessments supplied by DB Research.

Despite the extremely adverse market environment, our Treasury ensured that Deutsche Bank had adequate liquidity reserves available at all times. Our stable funding base was enhanced by increased private client deposits which grew from € 124 billion to € 148 billion by the end of 2008. We increased our longer-term capital market issuance from € 103 billion to € 139 billion in the reporting year, to some extent already in anticipation of our requirements in 2009.

A solid employer in turbulent times

Staff numbers

In thousands at year's end*


90
60
30
65.4
63.4
68.8
78.3
80.5
04
05
06
07
08

*Full-time equivalent

The major turbulence in the financial markets in 2008 had only a limited effect on the employment situation at Deutsche Bank. With 80,456 staff at year-end, the number of (full-time) employees worldwide was higher by 2,165 than 12 months earlier.

The biggest net increase in staff, of 2,535, came in our Infrastructure division which provides services for internal requirements. In this area new employees were recruited particularly in Asia. The continued expansion of our retail banking operations, above all in Poland and India, saw the number of employees in PCAM rise by a net 1,114. By contrast, the number of Investment Banking (CIB) staff was reduced by 1,476. This primarily affected those business areas in the UK and USA that are not expected to recover in the near term.

In total, at the end of 2008, 32,310 staff were employed in PCAM, 15,055 in CIB, including Corporate Investments, while 33,090 people worked in the Infrastructure division.

One of the most attractive employers

Competition for top talent continues even in the financial market crisis. In 2008 Deutsche Bank continued to work at improving its status as an "employer of choice". Comparative surveys by a range of institutes prove the success of our efforts: Deutsche Bank succeeded in increasing its attractiveness to university students in Germany, moving up 5 places from its 2006 position to reach rank 7. In the USA, Deutsche Bank advanced 30 places in a single year to rank 35 (Business Week's survey on the "Best Places to Launch a Career"). We also made it into the Top 10 of the "Vault Guide to the Top 50 Banking Employers" for the first time.

We continued to develop our award-winning career pages on the Internet, which has become the most important contact medium for young talent seeking jobs, expanding it to include interactive functions.

In an effort to strengthen our relationships with leading universities and to increase the level of awareness of Deutsche Bank in the academic world, in 2008 we launched an initiative through which Group Executive Committee members and senior members of regional management become involved at selected universities around the world.

2008 saw us emphasizing the topic of sustainability at recruitment fairs in Germany and Switzerland for the first time. In so doing, we aim to demonstrate to graduates that social responsibility and sustainable economic activity are of central importance to Deutsche Bank.

In addition, we introduced a special program in Germany enabling 79 students scheduled to graduate in about one year to obtain, through an eight week internship, insights into our business divisions and participate in numerous intensive seminars, training sessions and workshops. This gives the Bank the opportunity to gain the loyalty of the best students before they have completed their studies.

The pattern of age and length of service of Deutsche Bank employees changed only slightly in 2008. The number of apprentices was 1,462.

A broad range of attractive benefits

In addition to performance-based compensation, we offer our staff members worldwide a broad range of benefits. Particular attention was paid to maintaining and promoting health, including illness prevention, during the year under review.

Since March 2008 Deutsche Bank has been offering all its staff members aged 40 and over in Germany the opportunity to have an exclusive medical check-up, including an individual consultation on physical health, fitness and nutrition, carried out every three years. For staff aged 50 and over, the interval is reduced to every two years. Until the end of the year under review approximately 2,000 employees had made use of this benefit.

In many countries, staff experiencing problems in the professional and/or personal lives can avail themselves of a confidential counselling service provided by professional external advisors. This service is also open to our employees' family members.

There are also seminars available to prevent and deal with stress as well as specific sporting activities and physiotherapy. For many years, we have been assisting our employees in striking a balance between their professional and private lives. The options range from the flexible arrangement of working hours to childcare and finding staff to look after family members requiring care.

Regional deployment of staff

In % at year's end 2008*


35% Germany
29% Europe (excl. Germany), Middle East and Africa
21% Asia/Pacific
15% Americas

*Full-time equivalent.

Investing in management staff

Staff development forms an essential part of our Human Resources activities. In addition to regional and divisional initiatives, we offer a Group-wide training program, covering topics dealing with banking and finance, management, personal and team development as well as corporate culture.

We also invested substantially in further management training in 2008. Additional seminars were introduced and the number of management training courses rose significantly, especially in the Asia/Pacific region. Particular efforts were made to prepare new internal management staff members for their additional responsibilities and to integrate external recruits more quickly into Deutsche Bank.

The expansion of our global Leadership Curriculum (professional development program for management staff) will be a priority in 2009. As Deutsche Bank's significant international presence requires the cooperation of many teams across countries and continents, we attach great importance to consistent, global training and to speaking the same management language. The individual programs are carried out in the various locations in line with the precept of "think global, act local".

Success through promoting talent and diversity

In 2008, we started, with the support of staff representatives, to gradually extend our "performance and potential" assessment in Germany, which previously had applied to management staff only, to include all non-tariff employees. The aim is to regularly review the performance and potential of all staff, develop strengths, and balance out any possible weaknesses. The results of this assessment are explained to the employee


Employee Commitment Index
Index ceiling = 100
80
60
68
68
68
71
74
04
05
06
07
08

and converted into a concrete development plan. Staff benefit from more frequent and goal-oriented discussions with their managers as well as a defined career prospects. This process helps Deutsche Bank to promote talent and plan succession as transparently as possible.

We also support a range of specific networks such as "Women in European Business" in Frankfurt am Main and London, and "Women on Wall Street" in New York, which are open to our female employees. In addition to mentoring programs and a range of special training courses, our "Top Woman Initiative" was successful in the year under review. This global initiative supports women promoted to senior management positions in 2008 in their new role.

Staff surveys conducted annually across the Group to measure employee satisfaction with Deutsche Bank resulted in 2008 in the highest commitment index rating of 74 since we started the survey in 1999.

At Deutsche Bank, promoting diversity is an essential part of our corporate culture. We focus on performance, regardless of nationality, religion, skin color or ethnic background. We firmly believe that in the long run, a company like Deutsche Bank can continue to hold its ground in international competition only with a culturally diverse workforce working closely together across geographical borders. As an employer of people from 145 countries, we provide a motivating working environment that promotes inclusion, and as co-initiator of "The Charter for Diversity of Companies in Germany", we also foster diversity beyond Deutsche Bank.

More than money: building social capital

Deutsche Bank realigned its Corporate Social Responsibility (CSR) program in 2008. Our objective is to integrate social responsibility into Deutsche Bank's day-to-day operations and to make it part and parcel of the way we do business. It becomes particularly clear in difficult times that corporate responsibility and business success belong together.

At Deutsche Bank, we view corporate social responsibility as an investment in society and our own future. Our goal as a responsible corporate citizen is to build social capital. In doing so, our foremost social responsibility is to be internationally competitive, to be profitable, to earn money in the most socially responsible way possible and to grow as a company.

Strong increase in employee volunteering

In days


40,000
20,000
35,738
19,440
9,843
7,155
05
06
07
08

Sustainability: ensuring viability

The principles of the UN Global Compact have been firmly anchored in our corporate guidelines for years. Within the framework of our Sustainability Management System, certified in 1999, we always take account of environmental, social and ethical considerations in our business activities. Certification according to ISO 14001 was extended until 2011 during the year under review.

Climate change was a high priority for us in 2008. Currently, we are modernizing our headquarters in Frankfurt and creating the "greenest" skyscrapers in the world. We also launched a program to reduce the bank's carbon dioxide emissions by 20 percent annually. Our goal is to be carbon neutral by 2012.

Corporate volunteering: committing ourselves

Employee volunteering is a cornerstone of our CSR activities. We continued to expand our corporate volunteering program in 2008. As part of our global program Deutsche Bank specialists spent several weeks advising microfinance institutions. Our employees have demonstrated "A Passion to Perform" in all areas: in the year under review, they dedicated 35,738 days to volunteer work around the world, an increase of more than 80 % in just one year.

Social investments: creating opportunity

Our social initiatives primarily aim to help people mobilize their own strengths. For more than 10 years, we have been developing microfinance instruments that enable people in developing countries to improve their quality of life. To this end, an aggregate loan volume of more than USD 1 billion has been granted to 2.2 million people so far. Furthermore, we are committed to improving the infrastructure of low-income communities and fast-growing mega-cities worldwide. The U.S. government has rated our community development initiatives in the U.S. as "outstanding" since 1992. And in 2008, the Alfred Herrhausen Society presented the "Deutsche Bank Urban Age Award" to a housing project for low-income segments of the population in São Paulo.

In 2008, Deutsche Bank established the Deutsche Bank Middle East Foundation in order to create an independent anchor for its commitment in the Middle East/North Africa region.

SAM sustainability rating 2008

Financial services companies
Index ceiling = 100


81
65
64
38
69
49
73
52
80
60
40
Eco-nomic criteria
Environ-mental criteria
Social criteria
Total

■ Deutsche Bank
■ Global Average
Source: SAM Research Inc., September 2008

Art: fostering creativity

Deutsche Bank's art collection is one of the world's largest and most significant corporate art collections and focuses on contemporary artworks on paper. Under the motto "Art Works", we made our collection even more easily accessible to the general public in 2008. We signed a contract for a permanent long-term loan of 600 pieces from our collection to the Staedel Museum in Frankfurt, which will exhibit them in its new extension to be opened in 2011. Both in the United States and the United Kingdom, Deutsche Bank was honored for its commitment to art. And in 2009, the Ethiopian artist Julie Mehretu will be featured throughout the year as a representative for all the young artists we support worldwide.

Education: enabling talent

The core focus of our education program is to promote equal opportunities and remove barriers. The "Compass for Studies" (Studienkompass) program, jointly launched by Deutsche Bank Foundation, Accenture Foundation and the Foundation of German Business, meanwhile helped to pave the way to university for 375 young people whose parents did not receive college education. Our cooperation with Deutsche Sporthilfe contributes to further strengthening the spirit of fair competition in today's society.

Our exclusive partnership with the Berlin Philharmonic Orchestra will be raised to a new level in 2009. Thanks to our support, the orchestra has been able to launch the "Digital Concert Hall", bringing a unique, global dimension to classical music: live concerts will be broadcast and recorded for worldwide transmission in high-definition quality on the internet (www.berliner-philharmoniker.de).

In 2008 Deutsche Bank again presented "365 Selected Landmarks in the Land of Ideas" that showcase Germany's innovative, scientific, social and cultural potential. The initiative focuses on individuals who challenge the status quo, have the courage to innovate, and demonstrate leadership.

For more information on our corporate social responsibility program, please see our CSR Report 2008.





Our success in Canada has been dependent upon understanding our clients' needs. In the current environment, Deutsche Bank can enhance its profile by intensifying its dialogue with clients.

Leigh Knowles, Deutsche Bank Securities Limited, Toronto

Consolidated Financial Statements

03

Statement of income

Statement of Income

in € m.	2008	2007	2006
Interest and similar income	54,549	64,675	58,275
Interest expense	42,096	55,826	51,267
Net interest income	**12,453**	**8,849**	**7,008**
Provision for credit losses	1,076	612	298
Net interest income after provision for credit losses	**11,377**	**8,237**	**6,710**
Commissions and fee income	9,749	12,289	11,195
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	8,892
Net gains (losses) on financial assets available for sale	666	793	591
Net income (loss) from equity method investments	46	353	419
Other income	568	1,286	389
Total noninterest income	**1,037**	**21,896**	**21,486**
Compensation and benefits	9,606	13,122	12,498
General and administrative expenses	8,216	7,954	7,069
Policyholder benefits and claims	(252)	193	67
Impairment of intangible assets	585	128	31
Restructuring activities	–	(13)	192
Total noninterest expenses	**18,155**	**21,384**	**19,857**
Income (loss) before income taxes	**(5,741)**	**8,749**	**8,339**
Income tax expense (benefit)	(1,845)	2,239	2,260
Net income (loss)	**(3,896)**	**6,510**	**6,079**
Net income (loss) attributable to minority interest	(61)	36	9
Net income (loss) attributable to Deutsche Bank shareholders	(3,835)	6,474	6,070

Earnings per Common Share

in €	2008	2007	2006
Basic	(7.61)	13.65	12.96
Diluted[1]	(7.61)	13.05	11.48
Number of shares in m.			
Denominator for basic earnings per share – weighted-average shares outstanding	504.1	474.2	468.3
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	504.2	496.1	521.2

[1] Includes numerator effect of assumed conversions.

Balance Sheet

Assets

in € m.	Dec 31, 2008	Dec 31, 2007
Cash and due from banks	9,826	8,632
Interest-earning deposits with banks	64,739	21,615
Central bank funds sold and securities purchased under resale agreements	9,267	13,597
Securities borrowed	35,022	55,961
Financial assets at fair value through profit or loss of which € 62 billion and € 179 billion were pledged to creditors and can be sold or repledged at December 31, 2008, and December 31, 2007, respectively	1,623,811	1,378,011
Financial assets available for sale of which € 464 million and € 17 million were pledged to creditors and can be sold or repledged at December 31, 2008, and 2007, respectively	24,835	42,294
Equity method investments	2,242	3,366
Loans	269,281	198,892
Property and equipment	3,712	2,409
Goodwill and other intangible assets	9,877	9,383
Other assets	137,829	183,638
Assets for current tax	3,512	2,428
Deferred tax assets	8,470	4,777
Total assets	**2,202,423**	**1,925,003**

Liabilities and equity

in € m.	Dec 31, 2008	Dec 31, 2007
Deposits	395,553	457,946
Central bank funds purchased and securities sold under repurchase agreements	87,117	178,741
Securities loaned	3,216	9,565
Financial liabilities at fair value through profit or loss	1,333,765	870,085
Other short-term borrowings	39,115	53,410
Other liabilities	160,598	171,444
Provisions	1,418	1,295
Liabilities for current tax	2,354	4,221
Deferred tax liabilities	3,784	2,380
Long-term debt	133,856	126,703
Trust preferred securities	9,729	6,345
Obligation to purchase common shares	4	3,553
Total liabilities	**2,170,509**	**1,885,688**

Shareholders' equity

Common shares, no par value, nominal value of € 2.56	1,461	1,358
Additional paid-in capital	14,961	15,808
Retained earnings	20,074	26,051
Common shares in treasury, at cost	(939)	(2,819)
Equity classified as obligation to purchase common shares	(3)	(3,552)
Net gains (losses) not recognized in the income statement, net of tax		
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(882)	3,635
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(349)	(52)
Foreign currency translation, net of tax	(3,620)	(2,536)
Total net gains (losses) not recognized in the income statement, net of tax	(4,851)	1,047
Total shareholders' equity	**30,703**	**37,893**
Minority interest	1,211	1,422
Total equity	**31,914**	**39,315**
Total liabilities and equity	**2,202,423**	**1,925,003**

Statement of Cash Flows

in € m.	2008	2007	2006
Net income (loss)	**(3,896)**	**6,510**	**6,079**
Cash flows from operating activities:			
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,084	651	352
Restructuring activities	–	(13)	30
Gain on sale of financial assets available for sale, equity method investments and other	(1,732)	(1,907)	(913)
Deferred income taxes, net	(1,525)	(918)	165
Impairment, depreciation and other amortization, and accretion	3,047	1,731	1,355
Share of net income from equity method investments	(53)	(358)	(207)
Income (loss) adjusted for noncash charges and other items	**(3,075)**	**5,696**	**6,861**
Adjustments for net increase/decrease/change in operating assets and liabilities:			
Interest-earning time deposits with banks	(3,964)	7,588	(3,318)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	24,363	5,146	(11,394)
Trading assets	(472,203)	(270,948)	(23,301)
Other financial assets at fair value through profit or loss	169,423	(75,775)	(19,064)
Loans	(37,981)	(22,185)	(14,403)
Other assets	38,573	(42,674)	(30,083)
Deposits	(56,918)	47,464	35,720
Trading liabilities	655,218	173,830	(38,865)
Other financial liabilities at fair value through profit or loss	(159,613)	70,232	41,518
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(97,009)	69,072	18,955
Other short-term borrowings	(14,216)	6,531	7,452
Other liabilities	(15,482)	21,133	30,079
Senior long-term debt	12,769	22,935	10,480
Other, net	(2,768)	(1,255)	527
Net cash provided by operating activities	**37,117**	**16,790**	**11,164**
Cash flows from investing activities:			
Proceeds from:			
Sale of financial assets available for sale	19,433	12,470	11,952
Maturities of financial assets available for sale	18,713	8,179	6,345
Sale of equity method investments	680	1,331	3,897
Sale of property and equipment	107	987	123
Purchase of:			
Financial assets available for sale	(37,819)	(25,230)	(22,707)
Equity method investments	(881)	(1,265)	(1,668)
Property and equipment	(939)	(675)	(606)
Net cash paid for business combinations/divestitures	(24)	(648)	(1,120)
Other, net	(39)	463	314
Net cash used in investing activities	**(769)**	**(4,388)**	**(3,470)**
Cash flows from financing activities:			
Issuances of subordinated long-term debt	523	429	976
Repayments and extinguishments of subordinated long-term debt	(659)	(2,809)	(1,976)
Issuances of trust preferred securities	3,404	1,874	1,043
Repayments and extinguishments of trust preferred securities	–	(420)	(390)
Common shares issued under share-based compensation plans	19	389	680
Capital increase	2,200	–	–
Purchases of treasury shares	(21,736)	(41,128)	(38,830)
Sales of treasury shares	21,426	39,729	36,380
Dividends paid to minority interests	(14)	(13)	(26)
Increase in minority interests	331	585	130
Cash dividends paid	(2,274)	(2,005)	(1,239)
Net cash provided by (used in) financing activities	**3,220**	**(3,369)**	**(3,252)**
Net effect of exchange rate changes on cash and cash equivalents	**(402)**	**(289)**	**(510)**
Net increase in cash and cash equivalents	39,166	8,744	3,932
Cash and cash equivalents at beginning of period	26,098	17,354	13,422
Cash and cash equivalents at end of period	65,264	26,098	17,354
Net cash provided by operating activities includes			
Income taxes paid (received), net	(2,495)	2,806	3,102
Interest paid	43,724	55,066	49,921
Interest and dividends received	54,549	64,675	58,275
Cash and cash equivalents comprise			
Cash and due from banks	9,826	8,632	7,008
Interest-earning demand deposits with banks (not included: time deposits of € 9,300 m. at December 31, 2008, and € 4,149 m. and € 8,853 m. at December 31, 2007 and 2006)	55,438	17,466	10,346
Total	**65,264**	**26,098**	**17,354**





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I think art is usually ahead of the curve. It is the backbone of culture.

Julie Mehretu, Berlin

Further Information

04

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, March 5, 2009

Josef Ackermann

Hugo Bänziger

Stefan Krause

Hermann-Josef Lamberti

Report of the Supervisory Board

The financial crisis has presented great challenges to the global financial system. The insolvency of a large U.S. investment bank in September 2008 deeply affected the markets. Governments, central banks, supranational institutions and the financial industry itself have reacted with a series of measures to the crisis, however, the markets have still not fully recovered.



Dr. Clemens Börsig
Chairman of the Supervisory Board

Deutsche Bank was also affected by this development. Unprecedented market conditions revealed weaknesses in some of the bank's businesses. For this reason, their strategic focus and structure were adjusted. Substantial steps were taken and are already showing initial results. Deutsche Bank's strategy as a leading investment bank with a strong private clients franchise has proven fundamentally sound during this difficult period. We would like to thank the Management Board and all our staff very much for their great personal dedication.

Last year, the Supervisory Board extensively discussed the bank's economic and financial development, its operating environment, risk position, planning and internal control systems. We held in-depth discussions with the Management Board on the bank's strategy and continued implementation of the measures on the management agenda. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, the bank's financial development and earnings situation, the bank's risk, liquidity and capital management as well as transactions and events that were of significant importance to the bank. We advised the Management Board and monitored its management of business. We were involved in decisions of fundamental importance. To be noted here is our participation in Deutsche Postbank AG, with which we intend to further strengthen our stable businesses. Between meetings, we were informed in writing of important matters. Resolutions were passed, when necessary between the meetings, by means of telephone conference or by circulation procedure. Important topics and upcoming decisions were also dealt with in regular discussions between the Chairman of the Supervisory Board and the Chairman of the Management Board. Several telephone conferences took place on the respectively current situation as well as two information events with the full Supervisory Board in September 2008 and January 2009 concerning the acquisition of the participation in Deutsche Postbank AG.

Meetings of the Supervisory Board

The Supervisory Board held seven meetings in the 2008 financial year. At the meetings, we were regularly informed of the most important risk positions and the development of the bank's business.

At the first meeting of the year on February 6, 2008, we discussed the development of business in 2007, the key figures of the Annual Financial Statements for 2007, a comparison of the plan-actual figures for 2007, the dividend proposal, the corporate planning for the years 2008 to 2010 and the structure of the Management Board's compensation system. Furthermore, following consultations, we approved the increase in our participation in Hua Xia Bank Company Ltd., China.

At the financial statements meeting on March 19, 2008, we approved the Annual Financial Statements for 2007, which were thus established. Furthermore, the Corporate Governance Report as well as the Compliance and Anti-Money Laundering Report were discussed, and the corporate planning for the years 2008 to 2010 was reexamined. The recommendations of the Nomination Committee on the succession planning for the shareholders' representatives on the Supervisory Board were discussed, and the resolution proposals for the Agenda of the General Meeting 2008 were approved. Based on the recommendation of the Chairman's Committee, Mr. Stefan Krause was appointed member of the Management Board with effect from April 1, 2008. We obtained extensive information on the Group's risk management. Changes in the composition of the Regional Advisory Boards and Advisory Councils in Germany were presented to us.

At the meeting the day before the General Meeting, we discussed the procedures for the General Meeting as well as the announced counterproposals. As necessary, resolutions were approved.

At the constitutive meeting of the Supervisory Board on May 29, 2008, directly following the General Meeting, Dr. Börsig was reelected Chairman of the Supervisory Board. Dr. Börsig thus also became Chairman of the Nomination, Chairman's, Risk and Mediation Committees as well as member of the Audit Committee. Ms. Ruck was elected Deputy Chairperson of the Supervisory Board and, as a result of this election, member of the Chairman's, Audit and Mediation Committees. Furthermore, Ms. Förster and Mr. Todenhöfer were elected members of the Chairman's Committee, Professor Kagermann and Sir Peter Job members of the Risk Committee and Ms. Labarge and Dr. Siegert deputy members of the Risk Committee. Also at this meeting, Dr. Eick was reelected Chairman and Sir Peter Job, Ms. Mark and Ms. Thieme were elected members of the Audit Committee.

At the meeting on July 30, 2008, Mr. Neske reported on the positioning and strategy of the Private and Business Clients Business Division, which he heads. In addition, the Management Board informed us of the status of the planned acquisition of some of the Dutch commercial banking activities of ABN AMRO and the significant aspects of the directors' and officers' liability insurance for the Supervisory Board members. Based on the supplements to the German Corporate Governance Code approved by the Government Commission in June 2008, amendments to the terms of reference for the Supervisory Board and for the Chairman's Committee were resolved, thus implementing all of the new recommendations of the Code.

At an extraordinary meeting on October 14, 2008, we were informed of the effects on the financial system from the insolvency of Lehman Brothers. The central banks' various strategic approaches as well as the different government rescue packages were discussed in detail, along with the developments in connection with Hypo Real Estate and their possible effects. Furthermore, the Management Board provided an up-to-date overview of the bank's most important risk exposures and their valuations as well as its liquidity position.

At the last meeting of the year on October 29, 2008, our discussions focused on an outlook for the fourth quarter and, in particular, on the bank's further strategic development as well as the corresponding targets and planned measures. The appointments to the Management Board of Dr. Bänziger and Mr. Lamberti were both extended by five years. In addition, the Chairman of the Audit Committee reported in detail on the Committee's work, its responsibilities and their handling. The Management Board informed us of the status of the acquisition of Deutsche Postbank AG, which the Supervisory Board had approved in September. Furthermore, we discussed the Deutsche Bank Human Resources Report on staff development and succession planning.

All members of the Supervisory Board participated in the Supervisory Board meetings with only few exceptions in the year 2008.

The Committees of the Supervisory Board

The Chairman's Committee met five times during the reporting period. In addition, two telephone conferences took place. Between the meetings, the Chairman of the Chairman's Committee spoke with the Committee members regularly about issues of major importance. The Committee examined, in particular, the determination of the variable compensation for the Management Board for the year 2007, the structure of the Management Board's compensation, including a review of regulations relating to pensions, the preparation of Management Board appointments, along with contract extensions, issues of succession planning and adjustments to the Management Board's Business Allocation Plan. In addition, it prepared resolutions for the Supervisory Board and discussed the results of the Supervisory Board's efficiency review. Where required, the Committee gave its approval to Management Board members for their ancillary activities or to accept directorships at other companies. Furthermore, it approved the Management Board resolutions relating to the process of structuring the bank's capital increase to finance the minority shareholding in Deutsche Postbank AG, which was carried out in September 2008. Finally, it handled the implementation of the new recommendations and suggestions of the German Corporate Governance Code.

At its six meetings and two telephone conferences, the Risk Committee discussed the bank's exposures subject to mandatory approval under German law and the Articles of Association as well as all major loans and loans entailing increased risks. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country, market and operational risks, the Committee also discussed legal and reputational risks. The Committee extensively discussed the bank's risk position along with the developments of the global financial crisis and their impacts, which had intensified further. This included the situation in proprietary trading, the development of the value-at-risk, the risk management measures taken in the most severely affected portfolios and the most important exposures in the financial institutions sector. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met six times in 2008. Representatives of the bank's auditor were also present at all of the meetings. Subjects covered were the audit of the Annual Financial Statements and Consolidated Financial Statements, which were approved, the quarterly financial statements, Forms 20-F and 6-K for the U.S. Securities and

Exchange Commission (SEC), as well as the interim reports. The Committee dealt with the proposal for the election of the auditor for the 2008 financial year, issued the audit mandate, specified audit areas of focus, resolved on the auditor's remuneration and verified the auditor's independence in accordance with the German Corporate Governance Code and the rules of the U.S. Public Company Accounting Oversight Board (PCAOB). The Audit Committee is convinced that, as in the previous years, there are no conflicts of interest on the part of the bank's auditor. We extensively checked to what extent our internal control systems are in accordance with the requirements of the Sarbanes-Oxley Act. When necessary, resolutions were passed or recommended for the Supervisory Board's approval. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related tasks, on the work of Internal Audit, on issues relating to compliance as well as on legal and reputational risks. Internal Audit's plan for the year was noted with approval. The Audit Committee did not receive any complaints in connection with accounting, internal accounting controls and auditing matters. At the last meeting of the year, the Committee obtained information from the Management Board and the auditor on the audit areas of focus in planning for the Annual Financial Statements for 2008. This included, in particular, the current capital and leverage ratios, the development of core capital, credit and credit-related impairments, fair value accounting, assets for which no market price is currently available, the bank's approach to determining impairments and various tax issues.

The Nomination Committee met once in 2008. To prepare for this meeting, an external international consulting firm was engaged. In parallel, numerous individual discussions took place. At its meeting, the Committee discussed potential candidates on the basis of a defined profile of requirements and resolved to recommend that six previous members and three new candidates be proposed to the Supervisory Board for election by the General Meeting. Furthermore, as a result of Professor Dr. von Pierer's withdrawal from a renewed candidature, another candidate was recommended through circulation procedure.

Meetings of the Mediation Committee, established pursuant to the provisions of Germany's Co-Determination Act (MitbestG), were not necessary in 2008.

The committee chairmen reported regularly to the Supervisory Board on the work of the committees.

Corporate Governance

The implementation of the three new recommendations and suggestions of the German Corporate Governance Code was discussed at the meetings of the Supervisory Board and Chairman's Committee in July 2008. The Supervisory Board resolved to implement the new recommendations of the Code and amended the terms of reference for the Supervisory Board and Chairman's Committee accordingly.

At its meeting in March 2008, the Supervisory Board discussed the results of the latest review of its efficiency. A company-specific questionnaire had been drawn up for this and sent to all Supervisory Board members at the end of 2007. The Supervisory Board determined that the suggestions and measures which had been proposed during the preceding efficiency review had been effectively implemented and led to an increase in the efficiency of the work of the Supervisory Board. The review identified individual points for improvement.

The Supervisory Board determined that it has what it considers to be an adequate number of independent members. It also determined that all members of the Audit Committee are independent as such term is defined by the regulations of the Securities and Exchange Commission (SEC) issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Dr. Clemens Börsig and Dr. Karl-Gerhard Eick were determined to be financial experts in accordance with the rules of the Securities and Exchange Commission (SEC).

The Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2007, was reissued at the meeting of the Supervisory Board on October 29, 2008.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 29, 2008, can be found in the Financial Report 2008 on pages 291 ff. and on our internet website at www.deutsche-bank.com. The terms of reference for the Supervisory Board and its committees as well as for the Management Board are also published there.

Conflicts of Interest and their Handling

The Risk Committee dealt with the loan approvals required pursuant to § 15 German Banking Act (KWG). Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken did not participate in the discussion and voting.

Dr. Börsig did not participate in the voting on three resolutions of the Supervisory Board on October 29, 2008, as they related to him personally. The resolutions were approved by the Supervisory Board – under the direction of Mr. Todenhöfer for these items.

Occasionally, there were latent conflicts of interest on the part of individual Supervisory Board members. During the reporting period, for example, Ms. Platscher, Ms. Förster and Ms. Ruck, representatives of the employees, were also members of the Supervisory Board of Deutsche Bank Privat- und Geschäftskunden AG, and Mr. Hartmann was, for a time, Chairman of the Supervisory Board of IKB Deutsche Industriebank AG. They did not participate in the discussions of the relevant topics, which took place in some cases in the committees they were not members of. Additional special measures to address these latent and only occasional conflicts of interest were not required.

Litigation

As in the preceding years, the Supervisory Board was regularly informed of important lawsuits and discussed further courses of action. This included the actions for rescission and to obtain information filed in connection with the General Meetings in 2003, 2004, 2005, 2006, 2007 and 2008 as well as Dr. Kirch's lawsuits against Deutsche

Bank and Dr. Breuer. The General Meeting's election of shareholder representatives on May 29, 2008, was contested by several shareholders. A court decision is still pending.

The election of the shareholder representatives by the General Meeting on June 10, 2003, was confirmed, as in the lower courts, by Germany's Supreme Court, as the final court of appeal, on February 16, 2009.

Furthermore, we had reports concerning important lawsuits presented to the Supervisory Board on a regular basis and, in detail, to the Audit and Risk Committees.

Annual Financial Statements

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2008 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2008. The audits led in each case to an unqualified opinion. The Audit Committee examined the documents for the Annual Financial Statements and Consolidated Financial Statements along with the auditor's report and discussed these extensively with the auditor. The Chairman of the Audit Committee reported to us on this at today's meeting of the Supervisory Board. We agreed with the results of the audits after inspecting the auditors' reports as well as an extensive discussion and agreed to the recommendation of the Audit Committee and determined that, also based on the results of our inspections, there were no objections to be raised.

Today, we established the Annual Financial Statements prepared by the Management Board and approved the Consolidated Financial Statements. We agree to the Management Board's proposal for the appropriation of profits.

Personnel Issues

Mr. Di Iorio left the Management Board on September 30, 2008. His tasks and functional responsibilities were assumed by Mr. Krause, who had been appointed member of the Management Board with effect from April 1, 2008. Before joining Deutsche Bank, Mr. Krause had been a member of the Board of Management of BMW AG since May 2002, where he was Chief Financial Officer until September 2007 and subsequently held functional responsibility for Sales and Marketing. We thank Mr. Di Iorio for his successful work for Deutsche Bank over many years, his great dedication as a member of the Management Board and his consistently constructive cooperation with the Supervisory Board.

At today's meeting of the Supervisory Board, Michael Cohrs, Jürgen Fitschen, Anshu Jain and Rainer Neske were appointed members of the Management Board of Deutsche Bank AG for a period of three years with effect from April 1, 2009. Mr. Cohrs came to Deutsche Bank in 1995 and has been member of the Group Executive Committee since 2002. On the bank's Management Board, he will continue to have responsibility for Global Banking, the division he presently heads. Mr. Fitschen has been with Deutsche Bank since 1987, was already member of the Management Board from 2001 to the beginning of 2002 and has been a member of the Group Executive Committee since 2002. He is head of Regional Management. On the Management Board, he will continue to be responsible for Regional Management. Mr. Jain joined Deutsche Bank in 1995 and became head of Global Markets in 2001 as well as member of the Group Executive Committee in 2002. He will continue to be responsible for Global Markets as member of the Management Board. Mr. Neske came to Deutsche Bank in 1990 and in 2000 was appointed member of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. Since 2003 he has been member of the Group Executive Committee and Spokesman of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. On the Management Board of Deutsche Bank AG, he will be responsible for the Private and Business Clients Division.

With the exception of the mandate of Dr. Theo Siegert, who had already been elected for the period until the conclusion of the Ordinary General Meeting 2012, the term of office of the Supervisory Board members ended upon conclusion of the General Meeting on May 29, 2008. Ulrich Hartmann, Professor Dr. Heinrich von Pierer and Dr. Jürgen Weber, representatives of the shareholders, as well as Sabine Horn, Rolf Hunk, Ulrich Kaufmann and Peter Kazmierczak, representatives of the employees, left the Supervisory Board. The General Meeting 2008 reelected Dr. Clemens Börsig, Dr. Karl-Gerhard Eick, Professor Dr. Henning Kagermann and Tilman Todenhöfer to the Supervisory Board for a term of office of five years. In light of the age limit set at 70, Sir Peter Job was reelected for a shorter term of office of three years until the conclusion of the Ordinary General Meeting 2011, and Maurice Lévy for four years until the conclusion of the Ordinary General Meeting 2012. For the first time, Suzanne Labarge, Dr. Johannes Teyssen and Werner Wenning were elected to the Supervisory Board by the General Meeting, for a term of office of five years until the conclusion of the Ordinary General Meeting 2013.

Representatives of the employees on the Supervisory Board, Heidrun Förster, Henriette Mark, Gabriele Platscher, Karin Ruck, Gerd Herzberg and Leo Wunderlich, were confirmed by the delegates' meeting on May 8, 2008. Elected for the first time were Martina Klee, Marlehn Thieme, Wolfgang Böhr and Alfred Herling.

We thank all of the members who left the Supervisory Board for their dedicated work and constructive assistance to the company and the Management Board during the past years. We are convinced that the new Supervisory Board will keep up this successful work.

Frankfurt am Main, March 17, 2009
The Supervisory Board

Dr. Clemens Börsig
Chairman

Supervisory Board

Dr. Clemens Börsig
– Chairman,
Frankfurt am Main

Karin Ruck*
– Deputy Chairperson
from May 29, 2008
Deutsche Bank AG,
Bad Soden am Taunus

Wolfgang Böhr*
from May 29, 2008
Deutsche Bank AG,
Dusseldorf

Dr. Karl-Gerhard Eick
Deputy Chairman of the
Management Board of Deutsche
Telekom AG until February 28, 2009;
Chairman of the Management
Board of Arcandor AG
from March 1, 2009,
Cologne

Heidrun Förster*
– Deputy Chairperson
until May 29, 2008,
Deutsche Bank Privat- und
Geschäftskunden AG,
Berlin

Ulrich Hartmann
until May 29, 2008
Chairman of the Supervisory
Board of E.ON AG,
Dusseldorf

Alfred Herling*
from May 29, 2008
Deutsche Bank AG,
Wuppertal

Gerd Herzberg*
Vice President of
ver.di Vereinte Dienstleistungs-
gewerkschaft,
Hamburg

Sabine Horn*
until May 29, 2008
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
until May 29, 2008
Deutsche Bank AG,
Seevetal

Sir Peter Job
London

Prof. Dr. Henning Kagermann
Co-CEO of SAP AG,
Hockenheim

Ulrich Kaufmann*
until May 29, 2008
Deutscher Bankangestellten-
Verband, labor union for financial
services providers,
Ratingen

Peter Kazmierczak*
until May 29, 2008
Deutsche Bank AG,
Herne

Martina Klee*
from May 29, 2008
Deutsche Bank AG,
Frankfurt am Main

Suzanne Labarge
from May 29, 2008
Toronto

Maurice Lévy
Chairman and Chief Executive
Officer, Publicis Groupe S.A.,
Paris

Henriette Mark*
Deutsche Bank AG,
Munich

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
until May 29, 2008
Erlangen

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Dr. Theo Siegert
Managing Partner of
de Haen Carstanjen & Söhne,
Dusseldorf

Dr. Johannes Teyssen
from May 29, 2008
Chief Operating Officer and
Deputy Chairman
of the Management Board
of E.ON AG,
Oberding

Marlehn Thieme*
from May 29, 2008
Deutsche Bank AG,
Bad Soden am Taunus

Tilman Todenhöfer
Managing Partner of
Robert Bosch Industrietreuhand KG,
Madrid

Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber
until May 29, 2008
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

Werner Wenning
from May 29, 2008
Chairman of the Management
Board of Bayer AG,
Leverkusen

Leo Wunderlich*
Deutsche Bank AG,
Mannheim

*Elected by our employees in Germany.

Committees

Chairman's Committee
Dr. Clemens Börsig
– Chairman

Heidrun Förster*

Ulrich Hartmann
until May 29, 2008

Ulrich Kaufmann*
until May 29, 2008

Karin Ruck*
from May 29, 2008

Tilman Todenhöfer
from May 29, 2008

Mediation Committee
Dr. Clemens Börsig
– Chairman

Wolfgang Böhr*
from May 29, 2008

Heidrun Förster*
until May 29, 2008

Ulrich Hartmann
until May 29, 2008

Henriette Mark*
until May 29, 2008

Karin Ruck*
from May 29, 2008

Tilman Todenhöfer
from May 29, 2008

Audit Committee
Dr. Karl-Gerhard Eick
– Chairman

Dr. Clemens Börsig

Heidrun Förster*
until May 29, 2008

Sabine Horn*
until May 29, 2008

Rolf Hunck*
until May 29, 2008

Sir Peter Job

Henriette Mark*
from May 29, 2008

Karin Ruck*
from May 29, 2008

Marlehn Thieme*
from May 29, 2008

Risk Committee
Dr. Clemens Börsig
– Chairman

Sir Peter Job

Prof. Dr. Henning Kagermann

Suzanne Labarge
from May 29, 2008
– Substitute Member

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
until May 29, 2008
– Substitute Member

Dr. Theo Siegert
from May 29, 2008
– Substitute Member

Tilman Todenhöfer
until May 29, 2008
– Substitute Member

Nomination Committee
Dr. Clemens Börsig
– Chairman

Ulrich Hartmann
until May 29, 2008

Tilman Todenhöfer
from May 29, 2008

Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber
until May 29, 2008

Werner Wenning
from May 29, 2008

* Elected by our employees in Germany.

Group Three-Year Record

Balance Sheet

in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Total assets	2,202,423	1,925,003	1,520,580
Loans	269,281	198,892	178,524
Total liabilities	2,170,509	1,885,688	1,486,694
Total shareholders' equity	30,703	37,893	33,169
Minority interest	1,211	1,422	717
Tier 1 capital	31,094	28,320	23,539
Total regulatory capital	37,396	38,049	34,309

Income Statement

in € m.	2008	2007	2006
Net interest income	12,453	8,849	7,008
Provision for credit losses	1,076	612	298
Commissions and fee income	9,749	12,289	11,195
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	8,892
Other noninterest income	1,280	2,432	1,399
Total noninterest income	**1,037**	**21,896**	**21,486**
Compensation and benefits	9,606	13,122	12,498
General and administrative expenses	8,216	7,954	7,069
Policyholder benefits and claims	(252)	193	67
Impairment of intangible assets	585	128	31
Restructuring activities	–	(13)	192
Total noninterest expenses	**18,155**	**21,384**	**19,857**
Income (loss) before income taxes	**(5,741)**	**8,749**	**8,339**
Income tax expense (benefit)	(1,845)	2,239	2,260
Net income (loss)	**(3,896)**	**6,510**	**6,079**
Net income (loss) attributable to minority interest	(61)	36	9
Net income (loss) attributable to Deutsche Bank shareholders	(3,835)	6,474	6,070

Key figures

Key figures	2008	2007	2006
Basic earnings per share	€(7.61)	€13.65	€12.96
Diluted earnings per share	€(7.61)	€13.05	€11.48
Dividends paid per share in period	€4.50	€4.00	€2.50
Return on average shareholders' equity (post tax)	(11.1)%	17.9%	20.3%
Pre-tax return on average shareholders' equity	(16.5)%	24.1%	27.9%
Cost/income ratio	134.6%	69.6%	69.7%
Tier 1 capital ratio[1]	10.1%	8.6%	8.5%
Total capital ratio[1]	12.2%	11.6%	12.5%
Employees (full-time equivalent)	80,456	78,291	68,849

[1] Ratios presented for 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 ("Basel II") as adopted into German law by the German Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"). Ratios presented for 2007 and 2006 are based on the Basel I framework and thus calculated on a noncomparative basis.

Glossary

Alpha
Investment return in excess of the benchmark return

Alternative assets/investments
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

American Depositary Receipts (ADRs)
Negotiable certificates issued by U.S. banks and representing non-American equities deposited with them. ADRs simplify, reduce the cost of and accelerate trading in the American securities markets.

Asset-backed securities (ABS)
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets → Securitization.

Asset Finance & Leasing
Center of competence for offering structured and innovative asset financing solution for durable and high value assets.

Average Active Equity
We calculate active equity to make it easier to compare us to our competitors and we refer to active equity for serval ratios. However, active equity is not a measure provided for in → IFRS and you should not compare our ratios based on average active equity to other companies' ratios without considering the differences in the calculation. The items for which we adjust the average shareholders' equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the Annual General Meeting.

Basel II
Revised capital framework of the Basel Committee which has replaced the former Basel I-regulations especially on the calculation of the regulatory risk position.

BIS
Bank for International Settlements domiciled in Basel.

Broker/Brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to Basel II
Capital recognized from regulatory purposes according to the new Basel Capital Adequancy Accord of 2004 for banks.
Capital according to Basel II consists of:
- Tier 1 capital: primarily share capital, reserves and certain → Trust Preferred Securities,
- Tier 2 capital: primarily participatory capital, cumulative preference shares, long-term subordinated debt and unrealized gains on listed securities,
- Tier 3 capital: mainly short-term subordinated debt and excess Tier 2 capital.

Tier 2 capital is limited to 10% of Tier 1 capital and the amount of long-term subordinated debt that can be recognized as Tier 2 capital is limited to 50% of Tier 1 capital.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, as well as the reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Coaching
Personalized, tailored developmental intervention aimed at improving an employee's performance (e.g. management competence, communication skills) as a rule with the help of a coach.

Collateralized debt obligations (CDOs)
Investment vehicles based on a portfolio of assets that can include bonds, loans or derivatives.

Commercial mortgage-backed securities (CMBS)
→ Mortgage-backed securties (MBS), which are backed with commercial mortgage loans.

Commitment
A firm's employees have commitment when they identify with their company, its goals and values, are willing to work hard for it and prefer to stay in its employment.

Compliance
Entirety of measures adopted to ensure that relevant laws, rules and internal regulations are adhered to and to prevent legal or regulatory sanctions as well as financial or reputational damage.

Corporate finance
General term for capital market-related, innovative financing services to satisfy special consulting requirements in business with corporate customers.

Correlation
Reciprocal relationship between at least two variables (e.g. assets). It can be positive, in which case the variables move in the same direction, or negative when they move in opposite directions. However, correlation says nothing about causality (i.e. cause/effect). Correlation is an important tool used in asset allocation to diversify and/or hedge risks.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relations to operating income.

Credit default swap
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Credit trading
Trading in loan or credit-related products.

Custody
Custody and administration of securities as well as additional securities services.

Debt products
Tradable instruments representing a liability or claim with respect to assets of one or more private or public sector entities. The phrase also denotes a broader range of instruments including foreign exchange and commodity contracts.

Derivatives
Products whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

DJSI
Dow Jones Sustainability Indexes are an index family tracking the member companies' ecological and social achievements. Deutsche Bank has been listed in the DJSI World and the DJSI STOXX ever since they were first launched. www.sustainability-index.com

Earnings per share
Key figure determined according to → IFRS and expressing a company's net income attributable to its shareholders in relation to the average number of common shares outstanding. Apart from basic earnings per share, diluted earnings per share must also be reported if the assumed conversion and exercise of outstanding share options, unvested deferred share awards and convertible debt and certain forward contracts could increase the number of shares.

Equity Capital Markets (ECM)
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Euro Commercial Paper Program
Instrument allowing the flexible issuance of unsecured, short-term debt by an issuer. A program may comprise several bond issues over a period of time.

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Family office
Financial services which are designed for families with very large and complex portfolios of assets and which protect customers' interests on the basis of absolute independence through optimal management and comprehensive coordination of individual wealth components.

Financial supply chain management
Optimization of financial payments along the supply chain.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS
International Financial Reporting Standards
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

Institutional equity registered direct transaction
A negotiated sale by an issuer to institutional investor(s) of securities that have been registered pursuant to an effective shelf registration statement.

Investment banking
Generic term for capital market-oriented business. This primarily includes the issuing and trading of securities and their → Derivatives, interest and currency management, → Corporate finance, M&A advisory, structured finance and → Private equity.

Investor relations
Investor relations describes the systematic and continuous two-way communication between companies and both current and potential providers of capital. Information is supplied on major corporate events, financial results, business strategy and the capital market's expectations of management. One objective of investor relations activities is to ensure that a company's equity is appropriately valued by the market.

Leveraged buyout
Debt-financed purchase of all or parts of a company or specific activities of a company. Interest and principal payments are financed from the acquired company's future revenues.

Management buyout
Purchase of a company's entire outstanding shares by its management, thereby ending the company's listing.

Mezzanine
Flexible, mixed form of financing comprising equity and debt capital. Here: long-term subordinated financing instrument used to finance growth while at the same time strengthening the borrower's economic equity capital base.

Mortgage-backed securities (MBS)
Securities backed by mortgage loans.

Option
Right to purchase (call option) or sell (put option) a specific asset (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → Derivatives, under price risk considerations.

Portfolio management
Management and administration of a → Portfolio of securities for a client. This can involve the continuous review of the portfolio and, if agreed with the client, purchases and sales.

Pre-tax return on average active equity
Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as income before income taxes less minority interest, as a percentage of → Average active equity.

Prime services/brokerage
Suite of products including → Clearing and settlement, → Custody, reporting, and financing of positions for institutional investors.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Quantitative investments
→ Portfolios of equities, bonds as well as → Hedge funds. Portfolios are managed in a systematic and regulated framework applying fundamental investment principles. The choice of investment is determined by the processing of large data volumes while applying quantitative methods and techniques.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every exposure associated with an obligor.

Registered shares
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Residential mortgage-backed securities (RMBS)
→ Mortgage-backed securities (MBS), which are backed by residential mortgage loans.

Sale and lease back
Transaction in which one party sells assets such as real estate to another party and at the same time enters into an agreement to lease the assets for a pre-determined period of time.

Sarbanes-Oxley Act (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds). Here: replacing loans or financing of various kinds of claims by issuing securities (such as bonds or commercial paper).

Shareholder Value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Sharia conform
In accordance with Islamic Law.

SPAC (special purpose acquisition company)
Publicly traded buyout company that raises money in order to pursue the acquisition of an existing company.

Subprime
Used as a term to categorize U.S. mortgages representing loans with a higher expectation of risk.

Sustainability
Denotes the interplay of economy, ecology and social responsibility with the objective of sustainably advancing the basis for human life while preparing it for the future.

Swaps
In general: exchange of one payment flow for another. Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Trust Preferred Securities
Hybrid capital instruments characterized by profit-related interest payments. Under banking supervisory regulations they are part of Tier 1 capital if interest payments are not accumulated in case of losses (noncumulative trust preferred securities) and if the instruments do not have a stated maturity date of if they are not redeemable at the option of the holder. Otherwise they are included in Tier 2 capital (for example cumulative trust preferred securities).

Trust & Securities Services
Broad range of administrative services for securities. They include, for example, securities custody, trust administration, issuing and paying agent services, depositary bank function for → American Depositary Receipts (ADRs).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of IFRS, the main objective is to provide information useful for making decisions, especially for investors.

Imprint/Publications

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60262 Frankfurt am Main
Germany
Telephone: +49 69 91000
deutsche.bank@db.com

Investor Relations
Telephone: +49 69 91038080
db.ir@db.com

Annual Review 2008
and Financial Report 2008
on the Internet:
www.deutsche-bank.com/08

Photos
Martin Joppen, Frankfurt
page 02
Andreas Pohlmann, Munich
pages 06/07
Hartmut Nägele, Düsseldorf
pages 08/09 and cover
Mathias Bothor, Berlin
pages 22/23, 46/47, 52/53
and cover
Wolfgang von Brauchitsch, Bonn
page 56

This report is climate neutral. The amount of greenhouse gas emissions caused by production and distribution (110t CO_2 equivalents) has been offset by additional investments in a high quality climate protection project.

Mix
FSC

We will be pleased to send you the following publications relating to the financial statements

Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2008 and Financial Report 2008.

Annual Review 2008
(German/English)

Financial Report 2008
(German/English)

Annual Report 2008 on Form 20-F
(English)

Annual Financial Statements and Management Report of Deutschen Bank AG 2008
(German/English)

List of Mandates
(German/English)

List of Shareholdings 2008
(German/English)

List of Advisory Council Members
(German)

Corporate Social Responsibility – Report 2008
(from May 2009 in German and English)

How to order

by e-mail to
service-center@bertelsmann.de

on the Internet at
www.deutsche-bank.com/08

by fax to
+49 1805 070808

by phone to
+49 1805 802200

by post from
arvato logistics services
Bestellservice Deutsche Bank
Gottlieb-Daimler-Strasse 1
33428 Harsewinkel
Germany

Cautionary statement regarding forward-looking statements:
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 24 March 2009 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

The future will show whether the global financial system is able to learn from the experiences of the last few years, draw the right lessons, and put these lessons into practice.

This process must embrace all parts of the global financial system, and the global economy, which have been touched by recent events. We can only bring about effective reform of the financial system if we work together in a spirit of partnership. Conviction and insight will produce lasting solutions. For us at Deutsche Bank, these changes – far-reaching as they may be – offer new opportunities. And that means new opportunities for our customers, shareholders and staff. This is in the spirit of our duty, to provide first-class financial services tailored to our clients' needs.

As a global bank, we commit ourselves to fulfilling this mission. Today and in the future. Crisis is also opportunity.

Close to our clients


Branch business with
private & business clients
Branch and/or subsidiary
Representative offices (only)
Regional major hubs
New York
London
Fr



London
Frankfurt
Dubai
Singapore
Tokyo

Financial Calendar

2009	
Apr 28, 2009	Interim Report as of March 31, 2009
May 26, 2009	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 27, 2009	Dividend payment
Jul 29, 2009	Interim Report as of June 30, 2009
Oct 29, 2009	Interim Report as of September 30, 2009

2010	
Feb 4, 2010	Preliminary results for the 2009 financial year
Mar 12, 2010	Annual Report 2009 and Form 20-F
Apr 27, 2010	Interim Report as of March 31, 2010
May 27, 2010	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 28, 2010	Dividend payment
Jul 28, 2010	Interim Report as of June 30, 2010
Oct 28, 2010	Interim Report as of September 30, 2010

Annual Review 2008

Our Identity.
We are a leading global investment bank with a strong and profitable private clients franchise. Our businesses are mutually reinforcing. A leader in Germany and Europe, we are powerful and growing in North America, Asia and key emerging markets.

Our Mission.
We compete to be the leading global provider of financial solutions for demanding clients creating exceptional value for our shareholders and people.

A Passion to Perform.
This is the way we do business. We pursue excellence, leverage unique insights, deliver innovative solutions and build long-term relationships.

A Passion to Perform.

Deutsche Bank

Deutsche Bank

Financial Report 2008

Deutsche Bank

Deutsche Bank

The Group at a Glance

	2008	2007
Share price at period end	€ 27.83	€ 89.40
Share price high	€ 89.80	€ 118.51
Share price low	€ 18.59	€ 81.33
Basic earnings per share	€ (7.61)	€ 13.65
Diluted earnings per share[1]	€ (7.61)	€ 13.05
Average shares outstanding, in m., basic	504	474
Average shares outstanding, in m., diluted	504	496
Return on average shareholders' equity (post tax)	(11.1) %	17.9 %
Pre-tax return on average shareholders' equity	(16.5) %	24.1 %
Pre-tax return on average active equity[2]	(17.7) %	29.0 %
Book value per basic share outstanding[3]	€ 52.59	€ 79.32
Cost/income ratio[4]	134.6 %	69.6 %
Compensation ratio[5]	71.2 %	42.7 %
Noncompensation ratio[6]	63.4 %	26.9 %
	in € m.	in € m.
Total net revenues	13,490	30,745
Provision for credit losses	1,076	612
Total noninterest expenses	18,155	21,384
Income (loss) before income taxes	(5,741)	8,749
Net income (loss)	(3,896)	6,510
	Dec 31, 2008 in € bn.	Dec 31, 2007 in € bn.
Total assets	2,202	1,925
Shareholders' equity	30.7	37.9
Tier 1 capital ratio[7]	10.1 %	8.6 %
	Number	Number
Branches	1,981	1,889
thereof in Germany	981	989
Employees (full-time equivalent)	80,456	78,291
thereof in Germany	27,942	27,779
Long-term rating		
Moody's Investors Service	Aa1	Aa1
Standard & Poor's	A+	AA
Fitch Ratings	AA–	AA–

1 Including numerator effect of assumed conversions.

2 We calculate this adjusted measure of our return on average shareholders equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "Pre-tax return on average active equity". However, this is not a measure of performance under IFRS and you should not compare our ratio to other companies' ratios without considering the difference in calculation of the ratios. The item for which we adjust the average shareholders' equity of € 34,442 million for 2008 and € 36,134 million for 2007 are the average unrealized net gains on assets available for sale/average fair value adjustment on cash flow hedges, net of applicable tax of € 619 million for 2008 and € 3,841 million for 2007 and the average dividend accruals of € 1,743 million for 2008 and € 2,200 million for 2007. The dividend payment is paid once a year following its approval by the general shareholders' meeting.

3 Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).

4 Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

5 Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

6 Noncompensation noninterest expenses which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

7 The Tier 1 capital ratio shown for 2008 is pursuant to the German Banking Act ("KWG") and the Solvency Regulation ("Solvabilitätsverordnung") which adopted the revised capital framework presented by the Basel Committee in 2004 ("Basel II") into German law, while the ratio presented for 2007 is based on the Basel I framework. Basel II Tier 1 capital excludes transitional items pursuant to KWG section 64h (3).

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

01 Management Report

02 Consolidated Financial Statements

03 Confirmations

04 Corporate Governance Report

05 Supplementary Information

Management Report

01

Management Report

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them. Our consolidated financial statements for the years ended December 31, 2008 and 2007 have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft that issued an unqualified opinion.

Business and Operating Environment

Our Organization

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 2,202 billion as of December 31, 2008. As of that date, we employed 80,456 people on a full-time equivalent basis and operated in 72 countries out of 1,981 branches worldwide, of which 50 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

Group Divisions

We are organized into the Group Divisions Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

Corporate and Investment Bank

In CIB, we carry out our capital markets business including our origination, sales and trading activities in debt, equity and other securities, as well as our advisory, credit and transaction banking businesses. CIB's institutional clients are public sector clients like sovereign countries and multinational organizations, and private sector clients like medium-sized companies and multinational corporations.

CIB is further sub-divided into the Corporate Divisions Corporate Banking & Securities (CB&S) and Global Transaction Banking (GTB).

CB&S includes the Corporate Divisions Global Markets and Corporate Finance, which globally carry out our securities origination, sales and trading businesses, as well as our mergers and acquisitions advisory and corporate finance businesses.

GTB includes our product offerings in trade finance, cash management and trust & securities services for financial institutions and other companies.

Private Clients and Asset Management

PCAM is further sub-divided into the Corporate Divisions Asset and Wealth Management (AWM) and Private & Business Clients (PBC).

AWM consists of the Asset Management Business Division (AM) and the Private Wealth Management Business Division (PWM). The global retail mutual fund business of our subsidiary DWS forms part of AM. Furthermore, AM offers a variety of products to institutional clients like pension funds and insurance companies, including traditional investments, hedge funds as well as specific real estate investments. PWM offers its products globally to high net worth clients and families. PWM offers its demanding clients an integrated approach to wealth management, including succession planning and philanthropic advisory services.

PBC offers retail clients as well as small and medium sized business customers a variety of products including accounts, loan and deposit services as well as investment advice. Besides Germany, PBC has operated for a long time in Italy, Spain, Belgium and Portugal, and for several years in Poland. Furthermore, we make focused investments in emerging markets in Asia, for instance in China and India.

Corporate Investments

The CI Group Division comprises mainly our industrial holdings and other investments.

Executive Summary

In 2008 the banking industry experienced its most serious financial crisis in decades. The near breakdown of the global financial system could only be avoided through massive intervention from governments and central banks. Trust in the stability of the national and international financial system was in particular shaken by the insolvency of a U.S. investment bank in September 2008, which started an accelerated downward spiral in an already extremely volatile financial market environment. The markets late in the year were characterized by unprecedented levels of volatility and the breakdown of historically observed correlations across asset classes, compounded by extreme illiquidity. Operating in such an exceptionally turbulent market environment throughout 2008, particularly in the fourth quarter, we recorded a net loss of € 3.9 billion for the full year. Some weaknesses in our business model were exposed while operating in this environment and we are repositioning our platforms in some core businesses in consequence. We have also taken and continue to take steps to reduce our overall risk positions in CB&S, particularly in areas most impacted by the market conditions, by managing and reducing costs and by reducing our leverage while maintaining a strong Tier 1 capital ratio.

We recorded a loss before income taxes of € 5.7 billion for 2008, compared with income before income taxes of € 8.7 billion for 2007. Net revenues of € 13.5 billion in 2008 were € 17.3 billion, or 56 %, below net revenues in 2007. Our pre-tax return on average active equity was negative 18 % in 2008 versus positive 29 % in 2007. Our pre-tax return on average shareholders' equity was negative 16 % in 2008 and positive 24 % in 2007. Our net loss was € 3.9 billion in 2008, compared with net income of € 6.5 billion in 2007. Diluted earnings per share were negative € 7.61 in 2008 and positive € 13.05 in 2007.

CIB's net revenues declined 84 %, from € 19.1 billion in 2007 to € 3.1 billion in 2008. Overall Sales & Trading net revenues for 2008 were negative € 506 million compared with positive € 13.0 billion in 2007. This reflects the impact of unprecedented market turmoil, especially late in the year, on some of our trading businesses, particularly Credit Trading (including proprietary trading activities), Equity Derivatives and Equity Proprietary Trading. Strong client business flows and favorable positioning generated record revenues in the Foreign Exchange and Money Market businesses, which partially offset our weak results in other trading areas. The dislocations in the financial markets also impacted revenues in our Origination and Advisory businesses, which decreased by € 2.5 billion to € 212 million in 2008, from € 2.7 billion in 2007, due to significant mark-downs of € 1.7 billion, net of recoveries, against leveraged finance loans and loan commitments, and as volumes of business combinations and capital market transactions fell. PCAM's net revenues were € 9.0 billion, a decrease of € 1.1 billion, largely driven by the negative effect of market conditions on our performance and asset-based fees in the portfolio fund management business and on our brokerage business, as well as certain specific significant items, including mark-downs on seed capital and other investments.

Our noninterest expenses were € 18.2 billion in 2008 and € 21.4 billion in 2007, a decline of € 3.2 billion, or 15 %. Compensation and benefits, driven by significantly lower performance-related compensation in line with the lower operating results, was the most important factor in the overall decrease.

In 2008, the provision for credit losses of € 1.1 billion was € 464 million, or 76 %, higher than in 2007. The increase was due largely to provisions on loans reclassified according to amendments to IAS 39 and higher provisions in PBC attributable to the deteriorating credit environment and business growth.

The following table presents our condensed consolidated statement of income for 2008 and 2007.

in € m. (unless stated otherwise)	2008	2007	2008 increase (decrease) from 2007 in € m.	 in %
Net interest income	12,453	8,849	3,604	41
Provision for credit losses	1,076	612	464	76
Net interest income after provision for credit losses	**11,377**	**8,237**	**3,140**	**38**
Commissions and fee income	9,749	12,289	(2,540)	(21)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	(17,167)	N/M
Net gains (losses) on financial assets available for sale	666	793	(127)	(16)
Net income (loss) from equity method investments	46	353	(307)	(87)
Other income	568	1,286	(718)	(56)
Total noninterest income	**1,037**	**21,896**	**(20,859)**	**(95)**
Total net revenues	**12,414**	**30,133**	**(17,719)**	**(59)**
Compensation and benefits	9,606	13,122	(3,516)	(27)
General and administrative expenses	8,216	7,954	262	3
Policyholder benefits and claims	(252)	193	(445)	N/M
Impairment of intangible assets	585	128	457	N/M
Restructuring activities	–	(13)	13	N/M
Total noninterest expenses	**18,155**	**21,384**	**(3,229)**	**(15)**
Income (loss) before income taxes	**(5,741)**	**8,749**	**(14,490)**	**N/M**
Income tax expense (benefit)	(1,845)	2,239	(4,084)	N/M
Net income (loss)	**(3,896)**	**6,510**	**(10,406)**	**N/M**
Net income (loss) attributable to minority interest	(61)	36	(97)	N/M
Net income (loss) attributable to Deutsche Bank shareholders	(3,835)	6,474	(10,309)	N/M

N/M – Not meaningful

Operating Results

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Net Interest Income

The following table sets forth data related to our net interest income.

in € m. (unless stated otherwise)	2008	2007	2008 increase (decrease) from 2007 in € m.	in %
Total interest and similar income	54,549	64,675	(10,126)	(16)
Total interest expenses	42,096	55,826	(13,730)	(25)
Net interest income	**12,453**	**8,849**	**3,604**	**41**
Average interest-earning assets[1]	1,216,666	1,226,191	(9,525)	(1)
Average interest-bearing liabilities[1]	1,179,631	1,150,051	29,580	3
Gross interest yield[2]	4.48 %	5.27 %	(0.79) ppt	(15)
Gross interest rate paid[3]	3.57 %	4.85 %	(1.28) ppt	(26)
Net interest spread[4]	0.91 %	0.42 %	0.49 ppt	117
Net interest margin[5]	1.02 %	0.72 %	0.30 ppt	42

ppt – Percentage points
1 Average balances for each year are calculated in general based upon month-end balances.
2 Gross interest yield is the average interest rate earned on our average interest-earning assets.
3 Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.
4 Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
5 Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Net interest income in 2008 was € 12.5 billion, an increase of € 3.6 billion, or 41 %, from 2007. Both total interest and similar income and total interest expenses were significantly down versus 2007, mainly reflecting the overall declining interest levels as central banks globally cut rates during 2008 in response to the credit crunch. The decrease in interest expenses was more pronounced than the decrease in interest income. Although our average interest-bearing liabilities volume increased by € 29.6 billion, or 3 %, in 2008, our ability to fund at significantly lower rates compared to 2007 was the main reason for the widening of our net interest spread by 49 basis points and of our net interest margin by 30 basis points.

The development of our net interest income is also impacted by the accounting treatment of some of our hedging-related derivative transactions. We enter into nontrading derivative transactions primarily as economic hedges of the interest rate risks of our nontrading interest-earning assets and interest-bearing liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges of interest rate risks for accounting purposes, the interest arising from the derivatives is reported in interest income and expense, where it offsets interest flows from the hedged items. When derivatives do not qualify for hedge accounting treatment, the interest flows that arise from those derivatives will appear in trading income.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

The following table sets forth data related to our Net gains (losses) on financial assets/liabilities at fair value through profit or loss.

in € m. (unless stated otherwise)	2008	2007	2008 increase (decrease) from 2007 in € m.	in %
CIB – Sales & Trading (equity)	(1,513)	3,335	(4,848)	N/M
CIB – Sales & Trading (debt and other products)	(6,647)	3,858	(10,505)	N/M
Other	(1,832)	(18)	(1,814)	N/M
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	**(9,992)**	**7,175**	**(17,167)**	**N/M**

N/M – Not meaningful

Net gains (losses) on financial assets/liabilities at fair value through profit or loss from CIB – Sales & Trading (debt and other products) were a loss of € 6.6 billion in 2008, compared to a gain of € 3.9 billion in 2007. This development was mainly driven by mark-downs relating to reserves against monoline insurers, provisions against residential mortgage-backed securities and commercial real estate loans and significant losses in our credit trading businesses, including our proprietary trading businesses in the third and fourth quarter of 2008, which are described in more detail in the discussion of the results in CB&S. Net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading (equity) were losses of € 1.5 billion, mainly generated in Equity Derivatives and Equity Proprietary Trading, compared to net gains of € 3.3 billion in 2007. The main contributor to the net loss of € 1.8 billion on financial assets/liabilities at fair value through profit or loss from Other products were net mark-downs of € 1.7 billion on leveraged finance loans and loan commitments during 2008.

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g. coupon and dividend income), and the costs of funding net trading positions are part of net interest income. Our trading activities can periodically shift income between net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies.

In order to provide a more business-focused commentary, the following table presents net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate and Investment Bank, rather than by type of income generated.

in € m. (unless stated otherwise)	2008	2007	2008 increase (decrease) from 2007 in € m.	2008 increase (decrease) from 2007 in %
Net interest income	12,453	8,849	3,604	41
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	(17,167)	N/M
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**2,461**	**16,024**	**(13,563)**	**(85)**
Breakdown by Group Division/CIB product[1]:				
Sales & Trading (equity)	(1,895)	3,117	(5,012)	N/M
Sales & Trading (debt and other products)	317	7,483	(7,166)	(96)
Total Sales & Trading	(1,578)	10,600	(12,178)	N/M
Loan products[2]	1,014	499	515	103
Transaction services	1,358	1,297	61	5
Remaining products[3]	(1,821)	(118)	(1,703)	N/M
Total Corporate and Investment Bank	(1,027)	12,278	(13,305)	N/M
Private Clients and Asset Management	3,871	3,529	342	10
Corporate Investments	(172)	157	(329)	N/M
Consolidation & Adjustments	(211)	61	(272)	N/M
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**2,461**	**16,024**	**(13,563)**	**(85)**

N/M – Not meaningful

1 This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss only. For a discussion of the group divisions' total revenues by product please refer to "Results of Operations by Segment".

2 Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

3 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

Corporate and Investment Bank (CIB). Combined net interest income and net gains (losses) on financial assets/ liabilities at fair value through profit or loss from Sales & Trading were negative € 1.6 billion in 2008, compared to positive € 10.6 billion in 2007. The main drivers for the decrease were the aforementioned mark-downs on credit-related exposures, as well as losses in Equity Derivatives and Proprietary Trading. The increase in Loan products was driven by interest income on assets transferred from Origination (Debt) to Loan Products as a result of reclassifications in accordance with the amendments to IAS 39 and mark-to-market hedge gains. The decrease of € 1.7 billion in Remaining products resulted mainly from net mark-downs on leveraged loans and loan commitments.

Private Clients and Asset Management (PCAM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 3.9 billion in 2008, an increase of € 342 million, or 10 %, compared to 2007. The main contributor to the increase was higher net interest income following the consolidation of several money market funds in the first half of 2008, which are described in more detail under "Special Purpose Entities" on page 33. Higher loan and deposit volumes from growth in PBC also contributed to the increase.

Corporate Investments (CI). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were negative € 172 million in 2008, compared to positive € 157 million in 2007, primarily reflecting mark-to-market losses from our option to increase our share in Hua Xia Bank in China.

Consolidation & Adjustments. Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were negative € 211 million in 2008 compared to positive € 61 million in 2007. The main reasons for the decrease were higher funding expenses and lower net interest income related to tax refunds.

Provision for Credit Losses

Provision for credit losses was € 1.1 billion in 2008, up 76 %, compared to € 612 million in 2007. This increase reflects net charges of € 408 million in CIB, compared to € 109 million in the prior year, and a 33 % increase in PCAM's provisions to € 668 million, primarily in PBC. The increase in CIB included € 257 million of provisions related to loans reclassified in accordance with amendments to IAS 39 and additional provisions, mainly on European loans, reflecting the deterioration in credit conditions.

For further information on the provision for loan losses see the Risk Report.

Remaining Noninterest Income

The following table sets forth information on our Remaining noninterest income.

in € m. (unless stated otherwise)	2008	2007	2008 increase (decrease) from 2007 in € m.	 in %
Commissions and fee income[1]	9,749	12,289	(2,540)	(21)
Net gains (losses) on financial assets available for sale	666	793	(127)	(16)
Net income (loss) from equity method investments	46	353	(307)	(87)
Other income	568	1,286	(718)	(56)
Total remaining noninterest income	**11,029**	**14,721**	**(3,692)**	**(25)**

1 Includes:

	2008	2007	in € m.	in %
Commissions and fees from fiduciary activities:				
Commissions for administration	384	427	(43)	(10)
Commissions for assets under management	2,815	3,376	(561)	(17)
Commissions for other securities business	215	162	53	33
Total	3,414	3,965	(551)	(14)
Commissions, broker's fees, mark-ups on securities underwriting and other securities activities:				
Underwriting and advisory fees	1,341	2,515	(1,175)	(47)
Brokerage fees	2,457	2,982	(525)	(18)
Total	3,798	5,497	(1,700)	(31)
Fees for other customer services	2,537	2,827	(289)	(10)
Total commissions and fee income	**9,749**	**12,289**	**(2,540)**	**(21)**

Commissions and fee income. Total 2008 commissions and fee income was € 9.7 billion, a decrease of € 2.5 billion, or 21 %, compared with 2007. Commissions and fees from fiduciary activities decreased € 551 million compared to the prior year, mainly driven by lower performance and asset-based fees in PCAM. Underwriting and advisory fees decreased by € 1.2 billion, or 47 %, and Brokerage fees by € 525 million, or 18 %, mainly driven by CB&S, as business volumes decreased in line with market developments. Fees for other customer services also decreased € 289 million.

Net gains (losses) on financial assets available for sale. Total net gains on financial assets available for sale were € 666 million in 2008, down € 127 million, or 16 %, compared to 2007. The 2008 result was driven mainly by net gains of € 1.3 billion from the sale of industrial holdings in CI (mainly related to reductions of our holdings in Daimler AG and Linde AG and the sale of our remaining holding in Allianz SE), partly offset by impairment charges in CIB's sales and trading areas, including mainly a € 490 million impairment loss on our available for sale positions. The 2007 result was primarily attributable to disposal gains of € 626 million related to CI's industrial holdings portfolio, of which the most significant were gains from the reduction of our stakes in Allianz SE and Linde AG, and from the disposal of our investment in Fiat S.p.A. Gains in CIB's sales and trading areas were entirely offset by impairment charges.

Net income (loss) from equity method investments. Net income from our equity method investments was € 46 million and € 353 million in 2008 and 2007, respectively. There were no significant individual items included in 2008. The key contributors in 2007 were CI and the RREEF Alternative Investments business in AM. CI's income in 2007 was driven by a gain of € 178 million from our investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment charge of CI's goodwill of € 54 million).

Other income. Total other income was € 568 million in 2008. The decrease of € 718 million compared to 2007 reflected specific items in the prior period including the sale and leaseback transaction of our premises at 60 Wall Street in 2007, and lower gains from the disposal of consolidated subsidiaries in 2008. Charges related to certain consolidated money market funds, which were offset in other revenue categories, further contributed to this development. The reduction was partly offset by higher insurance premiums, primarily from the acquisition of Abbey Life Assurance Company Limited in the fourth quarter 2007.

Noninterest Expenses

The following table sets forth information on our noninterest expenses.

in € m. (unless stated otherwise)	2008	2007	2008 increase (decrease) from 2007 in € m.	in %
Compensation and benefits	9,606	13,122	(3,516)	(27)
General and administrative expenses[1]	8,216	7,954	262	3
Policyholder benefits and claims	(252)	193	(445)	N/M
Impairment of intangible assets	585	128	457	N/M
Restructuring activities	–	(13)	13	N/M
Total noninterest expenses	**18,155**	**21,384**	**(3,229)**	**(15)**

N/M – Not meaningful

1 Includes:

	2008	2007	in € m.	in %
IT costs	1,820	1,867	(47)	(3)
Occupancy, furniture and equipment expenses	1,434	1,347	87	6
Professional service fees	1,164	1,257	(93)	(7)
Communication and data services	700	680	20	3
Travel and representation expenses	492	539	(47)	(9)
Payment, clearing and custodian services	418	437	(19)	(4)
Marketing expenses	373	411	(38)	(9)
Other expenses	1,815	1,416	399	28
Total general and administrative expenses	**8,216**	**7,954**	**262**	**3**

Compensation and benefits. The decrease of € 3.5 billion, or 27 %, in 2008 compared to 2007 reflected significantly lower performance-related compensation, in line with lower operating results. This was partly offset by higher severance charges in CB&S and PBC, in connection with employee reductions resulting from repositioning and efficiency programs.

General and administrative expenses. The increase of € 262 million, or 3 %, in 2008 compared to 2007 was due mainly to additional litigation-related charges in the current year after net releases of provisions in the prior year, and higher expenses related to consolidated investments in AM, both reflected in "Other expenses". In addition, the increase of € 399 million in Other expenses includes a provision of € 98 million related to the obligation to repurchase Auction Rate Preferred ("ARP") securities/Auction Rate Securities ("ARS") at par from retail clients following a settlement in the U.S.

Policyholder benefits and claims. The credit of € 252 million in the current year, compared to a charge of € 193 million in 2007, resulted primarily from the aforementioned acquisition of Abbey Life Assurance Company Limited. These insurance-related credits are mainly offset by related net losses on financial assets/liabilities at fair value through profit or loss.

Impairment of intangible assets. 2008 included impairments of € 310 million on DWS Scudder intangible assets and a goodwill impairment of € 270 million in a consolidated investment, both in AM. An impairment charge of € 74 million on unamortized intangible assets in AM and a goodwill impairment charge of € 54 million in CI were recorded in 2007.

Restructuring activities. There were no restructuring charges in 2008. In 2007, the Business Realignment Program was completed and remaining provisions of € 13 million were released.

Income Tax Expense

A tax benefit of € 1.8 billion was recorded in 2008, compared to income tax expense of € 2.2 billion in 2007. The net benefit in 2008 was favorably driven by the geographic mix of income/loss, successful resolution of outstanding tax matters and a € 79 million policyholder tax credit related to the Abbey Life business. These beneficial impacts were partly offset by an increase in our unrecognized deferred tax assets through losses incurred by certain U.S. entities since the third quarter and a tax charge related to share based compensation as a result of the decline in our share price. The actual effective tax rates were 32.1 % in 2008 and 25.6 % in 2007.

Results of Operations by Segment

The following is a discussion of the results of our business segments. See Note [2] to the consolidated financial statements for information regarding

— our organizational structure;
— effects of significant acquisitions and divestitures on segmental results;
— changes in the format of our segment disclosure;
— the framework of our management reporting systems;
— consolidating and other adjustments to the total results of operations of our business segments;
— definitions of non-GAAP financial measures that are used with respect to each segment, and
— the rationale for including or excluding items in deriving the measures.

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2008. Segment results were prepared in accordance with our management reporting systems.

2008 in € m. (unless stated otherwise)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	**3,078**	**9,041**	**1,290**	**13,408**	**82**	**13,490**[1]
Provision for credit losses	**408**	**668**	**(1)**	**1,075**	**1**	**1,076**
Total noninterest expenses	**10,090**	**7,972**	**95**	**18,156**	**(0)**	**18,155**
therein:						
Policyholder benefits and claims	(273)	18	–	(256)	4	(252)
Impairment of intangible assets	5	580	–	585	–	585
Restructuring activities	–	–	–	–	–	–
Minority interest	**(48)**	**(20)**	**2**	**(66)**	**66**	–
Income (loss) before income taxes	**(7,371)**	**420**	**1,194**	**(5,756)**	**15**	**(5,741)**
Cost/income ratio	N/M	88 %	7 %	135 %	N/M	135 %
Assets[2]	2,047,181	188,785	18,297	2,189,313	13,110	2,202,423
Average active equity[3]	20,262	8,315	403	28,979	3,100	32,079
Pre-tax return on average active equity[4]	(36) %	5 %	N/M	(20) %	N/M	(18) %

N/M – Not meaningful

1 Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million, which are excluded from our target definition.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average active equity please refer to Note [2]. For 'Total consolidated', pre-tax return on average shareholders' equity is (16) %.

2007 in € m. (unless stated otherwise)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	**19,092**	**10,129**	**1,517**	**30,738**	**7**	**30,745**[1]
Provision for credit losses	**109**	**501**	**3**	**613**	**(1)**	**612**
Total noninterest expenses	**13,802**	**7,560**	**220**	**21,583**	**(199)**	**21,384**
therein:						
Policyholder benefits and claims	116	73	–	188	5	193
Impairment of intangible assets	–	74	54	128	–	128
Restructuring activities	(4)	(9)	(0)	(13)	(0)	(13)
Minority interest	**34**	**8**	**(5)**	**37**	**(37)**	–
Income (loss) before income taxes	**5,147**	**2,059**	**1,299**	**8,505**	**243**	**8,749**
Cost/income ratio	72 %	75 %	15 %	70 %	N/M	70 %
Assets[2]	1,800,027	156,767	13,005	1,916,304	8,699	1,925,003
Average active equity[3]	20,714	8,539	473	29,725	368	30,093
Pre-tax return on average active equity[4]	25 %	24 %	N/M	29 %	N/M	29 %

N/M – Not meaningful

1 Includes gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 514 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million and a gain from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 317 million, which are excluded from our target definition.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average active equity please refer to Note [2]. For 'Total consolidated', pre-tax return on average shareholders' equity is 24 %.

Group Divisions

Corporate and Investment Bank Group Division

The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2008 and 2007, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2008	2007
Net revenues:		
Sales & Trading (equity)	(630)	4,613
Sales & Trading (debt and other products)	124	8,407
Origination (equity)	336	861
Origination (debt)	(713)	714
Advisory	589	1,089
Loan products	1,260	974
Transaction services	2,774	2,585
Other products	(661)	(151)
Total net revenues	**3,078**	**19,092**
therein:		
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	(1,027)	12,278
Provision for credit losses	**408**	**109**
Total noninterest expenses	**10,090**	**13,802**
therein:		
Policyholder benefits and claims	(273)	116
Impairment of intangible assets	5	–
Restructuring activities	–	(4)
Minority interest	**(48)**	**34**
Income (loss) before income taxes	**(7,371)**	**5,147**
Cost/income ratio	N/M	72 %
Assets	2,047,181	1,800,027
Average active equity[1]	20,262	20,714
Pre-tax return on average active equity	(36) %	25 %

N/M – Not meaningful

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

Corporate Banking & Securities Corporate Division

The following table sets forth the results of our Corporate Banking & Securities Corporate Division for the years ended December 31, 2008 and 2007, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2008	2007
Net revenues:		
Sales & Trading (equity)	(630)	4,613
Sales & Trading (debt and other products)	124	8,407
Origination (equity)	336	861
Origination (debt)	(713)	714
Advisory	589	1,089
Loan products	1,260	974
Other products	(661)	(151)
Total net revenues	**304**	**16,507**
Provision for credit losses	**402**	**102**
Total noninterest expenses	**8,427**	**12,169**
therein:		
Policyholder benefits and claims	(273)	116
Impairment of intangible assets	5	–
Restructuring activities	–	(4)
Minority interest	**(48)**	**34**
Income (loss) before income taxes	**(8,476)**	**4,202**
Cost/income ratio	N/M	74 %
Assets	2,012,427	1,785,876
Average active equity[1]	19,181	19,619
Pre-tax return on average active equity	(44) %	21 %

N/M – Not meaningful
1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Net revenues in 2008 were € 304 million, compared to € 16.5 billion in 2007. This development reflected mark-downs on credit market related assets of € 7.5 billion, compared to € 2.3 billion in the prior year, significant losses in key Sales & Trading businesses, particularly in the fourth quarter of 2008, and lower levels of Origination and Advisory revenues. The Corporate Banking & Securities Corporate Division recorded a loss before income taxes of € 8.5 billion in 2008, compared to income before income taxes of € 4.2 billion in 2007.

These losses reflect the impact on our business model of unprecedented levels of market volatility and correlation across asset classes during 2008 and particularly following the financial collapse of an U.S. investment bank in September. In response CB&S reduced its trading exposures in Equity and Credit Proprietary Trading. The Credit Proprietary Trading business has now been closed and legacy positions moved under different internal management. We continue to be exposed to further deterioration in prices for the remaining positions. The aforementioned losses more than offset significant year-on-year revenue growth in our customer-oriented money market and foreign exchange flow businesses.

Sales & Trading (debt and other products) revenues for the year were € 124 million, compared to € 8.4 billion in 2007. Key drivers of the decline were mark-downs of € 5.8 billion, relating to additional reserves against monoline insurers (€ 2.2 billion), further mark-downs on residential mortgage-backed securities (€ 2.1 billion) and commercial real estate loans (€ 1.1 billion), and impairment losses on available for sale positions (€ 490 million), compared to a total of € 1.6 billion in 2007. If reclassifications, in accordance with the amendments to IAS 39, had not been made, the income statement for the year would have included additional negative fair value adjustments of € 2.3 billion in Sales & Trading (debt and other products).

In Credit Trading, we incurred further losses of € 3.2 billion, predominantly in the fourth quarter, of which € 1.7 billion related to Credit Proprietary Trading. The losses in the Credit Proprietary Trading business were mainly driven by losses on long positions in the U.S. automotive sector and by falling corporate and convertible bond prices, as well as basis widening on significant other debt trading inventory versus the credit default swaps (CDS) established to hedge them. The remaining losses in our Credit Trading business were incurred across many sectors, as bonds were sold off and basis spreads widened, driven by significant market de-leveraging and low levels of liquidity. These losses were partially offset by record results in Foreign Exchange, Money Markets and Commodities, where customer activity remained strong.

Sales & Trading (equity) revenues were negative € 630 million, compared to positive € 4.6 billion in 2007. The decrease was mainly driven by losses in our Equity Derivatives and Equity Proprietary Trading businesses. In an environment characterized by severely dislocated equity markets, with unprecedented levels of volatility and very low levels of liquidity, Equity Derivatives incurred losses of € 1.4 billion, mainly in the fourth quarter. Significant increases in the levels of equity market volatility and in correlations between both individual equity securities and indices combined with the rapid downward repricing of dividend expectations negatively impacted the overall value of the structural positions we held from our significant client related trading activities in the European and other equity derivatives markets. Equity Proprietary Trading losses of € 742 million were driven by market-wide de-leveraging, which drove down convertible values and widened basis risk. However, the prime brokerage business continued to attract net new securities balances and generated revenues that were marginally lower than in 2007.

Revenues of € 212 million from Origination and Advisory were € 2.5 billion below 2007. The revenue decrease was caused primarily by mark-downs of € 1.7 billion, net of recoveries, against leveraged finance loans and loan commitments, compared to € 759million in 2007. In addition, revenues were affected by the turbulent conditions in the financial markets which led to lower issuances and new business volume compared to 2007. If reclassifications, in accordance with the amendments to IAS 39, had not been made, the income statement for the year would have included additional negative fair value adjustments from Origination and Advisory of € 1.1 billion.

Loan products revenues were € 1.3 billion, an increase of € 287 million, or 29 %, compared to 2007. The increase was largely driven by mark-to-market hedge gains and interest income on assets transferred from Origination (debt) to Loan Products as a result of reclassifications in accordance with the amendments to IAS 39.

Other products revenues were negative € 661 million, a decrease of € 510 million compared to 2007. The decrease primarily resulted from mark-to-market losses on investments held to back insurance policyholder claims in Abbey Life Assurance Company Limited, which was acquired in the fourth quarter 2007. This effect is offset in noninterest expenses and has no impact on net income (loss).

The provision for credit losses was a net charge of € 402 million in 2008, compared to a net charge of € 102 million in 2007. The increase was driven by a provision for credit losses of € 257 million related to assets which had been reclassified in accordance with the amendments to IAS 39, together with additional provisions, mainly on European loans, reflecting the deterioration in credit conditions.

Noninterest expenses decreased € 3.7 billion, or 31 %, to € 8.4 billion in 2008. This decrease was primarily due to lower performance-related compensation in line with business results, as well as the aforementioned effects from Abbey Life which resulted in cost decreases of € 389 million. Savings from cost containment measures and lower staff levels were offset by higher severance charges.

Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

The results for 2008 were significantly positively impacted by the application of the amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets" which were approved by the IASB and endorsed by the EU in October 2008. Under these amendments it is permissible to reclassify certain financial assets out of financial assets as at fair value through profit or loss and the available for sale classifications into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date.

In the third quarter, we identified assets, eligible under the amendments, for which we had a clear change of intent to hold for the foreseeable future. These assets were reclassified with effect from July 1, 2008 at fair value as of that date. In the fourth quarter 2008, we made additional reclassifications, at fair value at the date of reclassification. Where the decision to reclassify was made by November 1, 2008, the reclassifications were made with effect from October 1, 2008, at fair value on that date. Reclassifications made after November 1, 2008 were made on a prospective basis at fair value on the date of reclassification. All reclassifications were to loans. In these instances, management believed the intrinsic values of the assets exceeded their estimated fair values, which has been significantly adversely impacted by the reduced liquidity in the financial markets, and returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, we concluded that the reclassifications aligned more closely the accounting with the business intent.

The impacts of these reclassifications for CB&S are summarized in the following table and their consequential effect on credit market risk disclosures is provided in "Key Credit Market Exposures".

	Dec 31, 2008		Period ended Dec 31, 2008	
	Carrying value in € bn.	Fair value in € bn.	Impact on income before income taxes in € m.	Impact on net gains (losses) not recognized in the income statement in € m.
Sales & Trading – Debt				
Trading assets reclassified to loans	16.2	14.3	2,073	–
Financial assets available for sale reclassified to loans	10.5	8.5	121	1,712
Origination and Advisory				
Trading assets reclassified to loans	7.4	6.4	1,101	–
Loan products				
Financial assets available for sale reclassified to loans	0.3	0.1	–	114
Total	**34.4**	**29.3**	**3,295[1]**	**1,826**

1 In addition to the impact in CB&S, income before income taxes increased by € 32 million in PBC.

The assets reclassified included funded leveraged finance loans with a fair value on the date of reclassification of € 7.5 billion which were entered into as part of an "originate to distribute" strategy. Assets with a fair value on the date of reclassification of € 9.4 billion were contained within consolidated asset backed commercial paper conduits at reclassification date. Commercial real estate loans were reclassified with a fair value on the date of reclassification of € 9.1 billion. These loans were intended for securitization at their origination or purchase date. The remaining reclassified assets, which comprised other assets principally acquired or originated for the purpose of securitization, had a fair value of € 9.0 billion on the reclassification date.

Key Credit Market Exposures

The following is an update on the development of certain key credit positions exposed to fair value movements through the profit and loss account ("P&L") (including protection purchased from monoline insurers) of those CB&S businesses that have been impacted throughout the global credit crisis and on which we have previously provided additional risk disclosures.

Assets reclassified from trading or available for sale to loans and receivables under the amendments to IAS 39 have been excluded from the 2008 figures as they no longer create fair value movements through P&L.

CDO Trading and Origination Businesses: The following table outlines the overall U.S. subprime residential mortgage-related exposures in our CDO trading businesses as of December 31, 2008 and December 31, 2007.

CDO subprime exposure – Trading			Dec 31, 2008			Dec 31, 2007
in € m.	Subprime ABS CDO gross exposure	Hedges and other protection purchased	Subprime ABS CDO net exposure	Subprime ABS CDO gross exposure	Hedges and other protection purchased	Subprime ABS CDO net exposure
Super Senior tranches	640	(182)	458	1,778	(938)	840
Mezzanine tranches	228	(195)	33	1,086	(922)	164
Total Super Senior and Mezzanine tranches	**868**	**(377)**	**491**	**2,864**	**(1,860)**	**1,004**
Other net subprime-related exposure held by CDO businesses			(6)			186
Total net subprime exposure in CDO businesses			**485**			**1,190**

In the above table, exposure represents our potential loss in the event of a 100 % default of subprime securities and subprime-related ABS CDO, assuming zero recovery. It is not an indication of net delta adjusted trading risk (the net delta adjusted trading risk measure is used to ensure comparability between different ABS CDO and other subprime exposures; for each subprime position the delta represents the change of the position in the related security which would have the same sensitivity to a given change in the market).

The various gross components of the overall net exposure shown above represent different vintages, locations, credit ratings and other market-sensitive factors. Therefore, while the overall numbers above provide a view of the absolute levels of our exposure to an extreme market movement, actual future profit and losses will depend on actual market movements, basis movements between different components of our positions, and our ability to adjust hedges in these circumstances. As of December 31, 2008, the Super Senior and Mezzanine gross exposures and hedges consisted of approximately 1 % 2007, 30 % 2006, 35 % 2005 and 34 % 2004 and earlier vintages.

ABS CDO valuations are driven by parameters which can be separated into primary and secondary. Primary parameters are quantitative inputs into the pricing model. Secondary parameters can be qualitative (geographical concentration) or quantitative (historical default rates), and are used to determine the appropriate values for the primary parameters. Secondary parameters are used as guidelines to support the reasonable estimates for primary parameters. Key primary parameters driving valuation for CDO assets include forward rates, credit spreads, prepayment speeds, and correlation, default and recovery rates.

Our assumptions are benchmarked against market transactions to the extent possible. We have also classified ABS CDO as subprime if 50 % or more of the underlying collateral are home equity loans.

In addition to subprime-related CDO exposure, we also have exposure to ABS CDO positions backed by U.S. Alt-A mortgage collateral. The table below summarizes our exposure for these positions on an equivalent basis to the above.

CDO Alt-A exposure - Trading in € m.	Exposure Dec 31, 2008	 Dec 31, 2007
Total gross Alt-A exposure	201	603
Hedges and other protection purchased	(147)	(442)
Total net Alt-A exposure in CDO businesses	**54**	**161**

Our CDO businesses also have exposure to CDOs backed by other asset classes, including commercial mortgages, trust preferred securities and collateralized loan obligations. These exposures are typically hedged through transactions arranged with other market participants or through other related market instruments. Actual future profits and losses will depend on actual market movements, basis movements between different components of our positions, and our ability to adjust hedges in these circumstances.

In addition to the exposure classified as "trading", the table below summarizes our exposure to U.S. subprime ABS CDOs classified as "Available for Sale". These exposures arise from activities with Group sponsored consolidated asset-backed commercial paper conduits. While changes in the fair value of available for sale securities generally are recorded in equity, certain reductions in fair value are reflected in profit or loss. In the 2008 results, we recorded charges in profit or loss of € 448 million against these available for sale positions which have been previously recorded in equity. As of December 31, 2008, the remaining amount recorded in equity against these positions was € 15 million.

CDO subprime exposure – Available for sale and short positions on trading book in € m.	Exposure Dec 31, 2008	 Dec 31, 2007
Available for sale	86	499
Short positions on trading book	–	(446)
Total net CDO subprime exposure	**86**	**53**

Residential Mortgage Trading Businesses: We also have ongoing exposure to the U.S. residential mortgage market through our trading, origination and securitization business in residential mortgages. The credit sensitive exposures are summarized below. Our analysis excludes both agency mortgage backed securities and agency eligible loans, which we do not consider to be credit sensitive products. Agency mortgage backed securities are not considered to be credit sensitive products as the timely payment of principal and interest on the underlying loans is guaranteed by government sponsored entities ("GSEs"). Agency eligible loans are not considered to be credit sensitive products as they are underwritten to meet agency guidelines, which allow them to be sold to GSEs.

Our analysis also excludes interest-only and inverse interest-only positions which are negatively correlated to deteriorating markets.

Other U.S. residential mortgage business exposure		Exposure
in € m.	Dec 31, 2008	Dec 31, 2007
Alt-A	3,406	7,848
Subprime	84	214
Other	1,359	1,666
Total other U.S. residential mortgage gross assets	**4,849**	**9,729**
Hedges and other protection purchased	(3,993)	(6,921)
Other trading-related net positions	403	803
Total net other U.S. residential mortgage business exposure	**1,259**	**3,611**

In the above table, exposure represents our potential loss in the event of a 100 % default of RMBS bonds, loans and associated hedges, assuming a zero recovery. It is not an indication of net delta adjusted trading risk (the net delta adjusted trading risk measure is used to ensure comparability between different residential mortgage-backed securities and other exposures; for each synthetic position the delta represents the position in the related security which would have the same sensitivity to a given change in the market).

The various gross components of the overall net exposure shown above represent different vintages, locations, credit ratings and other market-sensitive factors. Therefore, while the overall numbers above provide a view of the absolute levels of our exposure to an extreme market movement, actual future profits and losses will depend on actual market movements, basis movements between different components of our positions and our ability to adjust hedges in these circumstances. On December 31, 2008, the Alt-A and subprime gross assets, and hedges and other protection purchased, consisted of approximately 89 % 2007, 9 % 2006 and 2 % 2005 and earlier vintages. The credit ratings on the total Alt-A and subprime gross assets, and hedges and other protection purchased, were approximately 90 % AAA.

Hedges consist of a number of different market instruments, including protection provided by monoline insurers, single-name CDS contracts with market counterparties and index-based contracts.

During 2008 we recorded losses of € 1.8 billion, excluding impacts of monoline provisions which are included in the monoline disclosure, in our U.S. residential mortgage business, primarily relating to the Alt-A exposures that are disclosed in the table above.

CB&S's European "originate to distribute" mortgage business has remaining exposures to residential mortgages in trading assets which are summarized in the table below. During 2008, we incurred losses of € 277 million on mark-downs of these trading assets.

European residential mortgage business exposure (fair value basis)		Exposure
in € m.	Dec 31, 2008	Dec 31, 2007
United Kingdom	188	1,545
Italy	56	423
Germany	13	148
Spain	–	83
Total European residential mortgage business exposure	**257**	**2,200**

In the above table, our exposure excludes assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, "Reclassification of Financial Assets", with an effective transfer date of July 1, 2008 or later. The impact of the transfer was to reduce our P&L exposure to fair value movements as of December 31, 2008 by € 1.1 billion (thereof UK € 699 million, Italy € 198 million, Germany € 146 million and Spain € 65 million).

Exposure to Monoline Insurers: The deterioration of the U.S. subprime mortgage and related markets has generated large exposures to financial guarantors, such as monoline insurers, that have insured or guaranteed the value of pools of collateral referenced by CDOs and other market-traded securities. Actual claims against monoline insurers will only become due if actual defaults occur in the underlying assets (or collateral). There is ongoing uncertainty as to whether some monoline insurers will be able to meet all their liabilities to banks and other buyers of protection. Under certain conditions (e.g. liquidation) we can accelerate claims regardless of actual losses on the underlying assets.

The following table summarizes the fair value of our counterparty exposures to monoline insurers with respect to U.S. residential mortgage-related activity, on the basis of the fair value of the assets compared with the notional value guaranteed or underwritten by monoline insurers. The table shows the associated credit valuation adjustments ("CVA") that we have recorded against the exposures.

The credit valuation adjustments are assessed name-by-name based on internally determined credit ratings and, in the case of those deemed unlikely to be able to meet their liabilities in full, an in-depth analysis of the facts and circumstances by our Credit Risk Management function.

Monoline exposure related to U.S. residential mortgages	Dec 31, 2008				Dec 31, 2007			
in € m.	Notional amount	Fair value prior to CVA[1]	CVA[1]	Fair value after CVA[1]	Notional amount	Fair value prior to CVA[1]	CVA[1]	Fair value after CVA[1]
AA/AAA Monolines:								
Super Senior ABS CDO	–	–	–	–	1,087	615	(25)	590
Other subprime	76	40	–	39	461	44	–	44
Alt-A	5,063	1,573	(37)	1,536	6,318	229	–	229
Total AA/AAA Monolines[2]	**5,139**	**1,613**	**(37)**	**1,576**	**7,866**	**888**	**(25)**	**863**
Non AA/AAA Investment Grade Monolines:								
Super Senior ABS CDO	–	–	–	–	–	–	–	–
Other subprime	–	–	–	–	–	–	–	–
Alt-A	–	–	–	–	–	–	–	–
Total Non AA/AAA Investment Grade Monolines	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Non Investment Grade Monolines:								
Super Senior ABS CDO	1,110	1,031	(918)	113	69	57	(57)	–
Other subprime	258	80	(24)	56	–	–	–	–
Alt-A	1,293	336	(346)	(10)	–	–	–	–
Total Non Investment Grade Monolines	**2,660**	**1,447**	**(1,288)**	**159**	**69**	**57**	**(57)**	**–**
Total	**7,799**	**3,060**	**(1,325)**	**1,735**	**7,935**	**945**	**(82)**	**863**

1 Credit valuation adjustment
2 Fair value prior to CVA 2008: 100 % rated "AA"; 2007: 72 % rated "AAA" and 28 % "AA"

The ratings in the table above are based on external ratings. We have applied the lower of Standard & Poor's and Moody's credit ratings as of December 31, 2008 and December 31, 2007.

The table above excludes counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As of December 31, 2008 and December 31, 2007, the exposure on wrapped bonds related to U.S. residential mortgages was € 58 million and € 159 million, respectively, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

A proportion of this mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

In addition to the residential mortgage-related activities shown in the table above, we have other exposures to monoline insurers, based on the mark-to-market value of other protected assets. These arise from a range of client and trading activity, including collateralized loan obligations, commercial mortgage-backed securities, trust preferred securities, student loans and public sector or municipal debt. The following table summarizes the fair value of our other counterparty exposures to monoline insurers, on the basis of the fair value of the assets compared with the notional value guaranteed or underwritten by monoline insurers.

The table shows the associated credit valuation adjustments that we have recorded against the exposures which are assessed and calculated on the basis set out above.

Other Monoline exposure			Dec 31, 2008					Dec 31, 2007
in € m.	Notional amount	Fair value prior to CVA[1]	CVA[1]	Fair value after CVA[1]	Notional amount	Fair value prior to CVA[1]	CVA[1]	Fair value after CVA[1]
AA/AAA Monolines:								
TPS-CLO	3,019	1,241	(29)	1,213	3,606	192	–	192
CMBS	1,018	117	(3)	115	7,798	122	–	122
Corporate single name/Corporate CDO	6,273	222	(2)	219	13,133	45	–	45
Student loan	277	105	(2)	103	1,687	135	–	135
Other	587	288	(5)	283	2,607	136	–	136
Public sector / Municipal	–	–	–	–	1,027	2	–	2
Total AA/AAA Monolines[2]	**11,174**	**1,974**	**(41)**	**1,933**	**29,858**	**632**	**–**	**632**
Non AA/AAA Investment Grade Monolines:								
TPS-CLO	416	215	(59)	156	–	–	–	–
CMBS	5,537	882	(111)	771	–	–	–	–
Corporate single name/Corporate CDO	5,525	272	(38)	234	–	–	–	–
Student loan	53	20	(3)	17	–	–	–	–
Other	498	94	(16)	78	–	–	–	–
Public sector/Municipal	–	–	–	–	–	–	–	–
Total Non AA/AAA Investment Grade Monolines	**12,029**	**1,484**	**(228)**	**1,256**	**–**	**–**	**–**	**–**
Non Investment Grade Monolines:								
TPS-CLO	831	244	(74)	169	–	–	–	–
CMBS	672	125	(56)	69	–	–	–	–
Corporate single name/Corporate CDO	787	9	(2)	6	–	–	–	–
Student loan	1,185	906	(227)	680	–	–	–	–
Other	1,244	504	(229)	275	–	–	–	–
Public sector/Municipal	–	–	–	–	–	–	–	–
Total Non Investment Grade Monolines	**4,719**	**1,787**	**(588)**	**1,199**	**–**	**–**	**–**	**–**
Total	**27,922**	**5,245**	**(857)**	**4,388**	**29,858**	**632**	**–**	**632**

1 Credit valuation adjustment
2 Fair value prior to CVA 2008: 100 % rated "AA"; 2007: 96 % rated "AAA" and 4 % "AA"

The ratings in the table above are based on external ratings. We have applied the lower of Standard & Poor's and Moody's credit ratings as of December 31, 2008 and December 31, 2007.

The table above excludes counterparty exposure to monoline insurers that relates to wrapped bonds. As of December 31, 2008 and December 31, 2007, the exposure on wrapped bonds other than those related to U.S. residential mortgages was € 136 million and € 612 million, respectively, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

A proportion of this mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

As of December 31, 2008, our total CVA for monoline exposures was € 2.2 billion (thereof U.S. residential mortgage-related € 1.3 billion, other exposures € 857 million), compared to € 82 million (all U.S. residential mortgage-related) as of December 31, 2007.

Commercial Real Estate Business: Our Commercial Real Estate business takes positions in commercial mortgage whole loans which are originated and either held with the intent to sell, syndicate, securitize or otherwise distribute to third party investors, or held on an amortized cost basis.

The following is a summary of our exposure to commercial mortgage whole loans which are held on a fair value basis as of December 31, 2008 and December 31, 2007. This excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced.

Commercial Real Estate traded whole loan exposure (fair value basis)	Gross exposure	
in € m.	Dec 31, 2008	Dec 31, 2007[1]
Funded positions	4,600	16,044
Unfunded commitments	–	1,218
Total gross traded whole loan exposure [A]	**4,600**	**17,262**
Net risk reduction[2] [B]	(1,367)	(1,215)
Total net traded whole loan exposure	**3,233**	**16,047**
Gross exposure by region:		
Germany	1,347	6,873
North America	2,609	8,366
Other Europe	593	1,926
Asia/Pacific[1]	51	97
Gross exposure by loan type:		
Office	1,554	4,086
Hotel	1,079	4,717
Retail	1,076	3,199
Multi-Family	214	2,899
Leisure	415	1,000
Mixed Use	31	800
Other	231	561

Mark-to-market losses against loans and loan commitments		
in € m.	2008	2007
Net mark-downs excluding hedges	(857)	(386)
Gain (loss) on specific hedges	(270)	171
Net mark-downs including specific hedges	**(1,127)**	**(215)**

	Dec 31, 2008	Dec 31, 2007
Life-to-date gross mark-downs excluding fees and specific hedges on remaining exposure [C]	(628)	(558)
Fees on remaining exposure	95	172
Life-to-date net mark-downs excluding specific hedges on remaining exposure	**(533)**	**(386)**
Carrying value of loans and loan commitments held on a fair value basis, gross of risk reduction [A-C]	**3,972**	**16,704**
Carrying value of loans and loan commitments held on a fair value basis, net of risk reduction [A-B-C]	**2,605**	**15,489**

1 Gross exposure as of December 31, 2007 has been restated by € 97 million to include traded whole loans in Asia/Pacific.
2 Risk reduction trades represent a series of derivative or other transactions entered into in order to mitigate risk on specific whole loans.

In the above table, our exposure excludes assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, "Reclassification of Financial Assets", with an effective transfer date of July 1, 2008 or later. The impact of the transfer was to reduce our trading loans subject to fair value movements through the P&L as of December 31, 2008 by € 6.9 billion and to increase our loans accounted for on an amortized cost basis by a corresponding amount.

The above table also excludes our previous loan exposure to The Cosmopolitan Resort and Casino. In September 2008, we foreclosed on the property. The fair value of the loan at the date of transfer was € 799 million. The property is now carried as an investment property under construction and is included in Property and equipment, with a carrying value as of December 31, 2008 of € 1.1 billion. For further information on this asset see section "Events after the balance sheet date" on page 61.

Leveraged Finance Business: The following is a summary of our exposures to leveraged loan and other financing commitments arising from the activities of our Leveraged Finance business as of December 31, 2008 and December 31, 2007. These activities include private equity transactions and other buyout arrangements. Also shown are the mark-downs taken against these loans and loan commitments as of December 31, 2008 and December 31, 2007.

Leveraged Finance exposure (fair value basis)	**Gross exposure**	
in € m.	**Dec 31, 2008**	**Dec 31, 2007**
Funded positions	851	14,492
Unfunded commitments	–	20,415
Total Leveraged Finance exposure [A]	**851**	**34,908**
Gross exposure by region:		
North America	812	25,766
Europe	39	8,667
Asia/Pacific	–	475
Gross exposure by industry sector:		
Telecommunications	74	7,486
Chemicals	–	5,403
Pharmaceuticals	–	4,554
Media	481	2,797
Hospitality & Gaming	106	4,192
Leasing	–	1,386
Services	109	2,319
Healthcare	19	328
Retail	–	2,455
Technology	16	1,345
Utilities	47	1,498
Other	–	1,145

Mark-to-market losses against loans and loan commitments		
in € m.	**2008**	**2007**
Net mark-downs excluding hedges	(1,683)	(759)
	Dec 31, 2008	**Dec 31, 2007**
Life-to-date gross mark-downs excluding fees and hedges on remaining exposure [B]	(326)	(1,351)
Fees on remaining exposure	17	642
Life-to-date net mark-downs excluding hedges on remaining exposure	**(309)**	**(709)**
Exposure to loans and loan commitments (fair value basis) [A-B]	**525**	**33,558**

The table above excludes both new exposures entered into in 2008, which were transacted at market rates and have a fair value of € 558 million as of December 31, 2008, and loans, entered into after January 1, 2007, accounted for on an amortized cost basis of € 9.9 billion, compared to € 1.3 billion as of December 31, 2007. Included in the loans accounted for on an amortized cost basis are assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, "Reclassification of Financial Assets", with an effective transfer date of

July 1, 2008 or later. The impact of the transfers was to reduce our trading loans subject to fair value movements through the P&L as of December 31, 2008 by € 8.5 billion and to increase our loans accounted for on an amortized cost basis by a corresponding amount.

During 2008, we entered into transactions with four special purpose entities to derecognize certain loans, predominantly U.S. leveraged loans and commercial real estate loans that were held at fair value through profit or loss. Please refer to "Special Purpose Entities" on page 33 for more information.

Global Transaction Banking Corporate Division

The following table sets forth the results of our Global Transaction Banking Corporate Division for the years ended December 31, 2008 and 2007, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2008	2007
Net revenues:		
Transaction services	2,774	2,585
Other products	–	–
Total net revenues	2,774	2,585
Provision for credit losses	5	7
Total noninterest expenses	1,663	1,633
therein:		
Restructuring activities	–	(1)
Minority interest	–	–
Income (loss) before income taxes	1,106	945
Cost/income ratio	60 %	63 %
Assets	49,487	32,117
Average active equity[1]	1,081	1,095
Pre-tax return on average active equity	102 %	86 %

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Income before income taxes increased by € 160 million, or 17 %, to a record € 1.1 billion for the year ended December 31, 2008. This development reflected record revenues combined with sustained cost discipline.

Net revenues increased by 7 % to € 2.8 billion in 2008. The increase of € 189 million compared to 2007 was mainly driven by an improved business flow in documentary credit services and export finance solutions for clients' cross-border trade transactions in the Trade Finance business. Cash Management also generated higher revenues as a result of significantly increased transaction volumes in both the euro and U.S. dollar clearing business. Despite the market turmoil in 2008, there was a solid growth in deposit balances of 8 % as compared to December 31, 2007.

The provision for credit losses was a net charge of € 5 million, compared to a net charge of € 7 million in 2007.

Noninterest expenses of € 1.7 billion remained stable compared to 2007. Expenses related to investments, including the acquisitions of HedgeWorks LLC in the U.S. and the operating platform of Pago eTransaction Services GmbH, were mostly offset by cost containment measures, efficiency improvements and lower performance-related compensation.

Private Clients and Asset Management Group Division

The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2008 and 2007, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2008	2007
Net revenues:		
Portfolio/fund management	2,457	3,017
Brokerage	1,891	2,172
Loan/deposit	3,251	3,145
Payments, account & remaining financial services	1,066	1,039
Other products	376	756
Total net revenues	**9,041**	**10,129**
therein: Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,871	3,529
Provision for credit losses	**668**	**501**
Total noninterest expenses	**7,972**	**7,560**
therein:		
Policyholder benefits and claims	18	73
Impairment of intangible assets	580	74
Restructuring activities	–	(9)
Minority interest	**(20)**	**8**
Income (loss) before income taxes	**420**	**2,059**
Cost/income ratio	88 %	75 %
Assets	188,785	156,767
Average active equity[1]	8,315	8,539
Pre-tax return on average active equity	5 %	24 %
Invested assets[2] (in € bn.)	816	952

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
2 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of Private Clients and Asset Management Group Division.

Asset and Wealth Management Corporate Division

The following table sets forth the results of our Asset and Wealth Management Corporate Division for the years ended December 31, 2008 and 2007, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2008	2007
Net revenues:		
Portfolio/fund management (AM)	1,840	2,351
Portfolio/fund management (PWM)	361	414
Total portfolio/fund management	**2,201**	**2,765**
Brokerage	908	964
Loan/deposit	266	223
Payments, account & remaining financial services	26	22
Other products	(137)	401
Total net revenues	**3,264**	**4,374**
Provision for credit losses	**15**	**1**
Total noninterest expenses	**3,794**	**3,453**
therein:		
Policyholder benefits and claims	18	73
Impairment of intangible assets	580	74
Restructuring activities	–	(8)
Minority interest	**(20)**	**7**
Income (loss) before income taxes	**(525)**	**913**
Cost/income ratio	116 %	79 %
Assets	50,473	39,180
Average active equity[1]	4,870	5,109
Pre-tax return on average active equity	(11) %	18 %
Invested assets[2] (in € bn.)	628	749

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
2 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

For the year 2008, AWM reported net revenues of € 3.3 billion, a decrease of € 1.1 billion, or 25 %, compared to 2007. Portfolio/fund management revenues in Asset Management (AM) decreased by € 510 million, or 22 %, and in Private Wealth Management (PWM) by € 53 million, or 13 %. Both business divisions were significantly and negatively impacted by market developments in 2008, especially in the fourth quarter, as well as from the strong euro. The deterioration of performance and asset-based fees reflected the sharp decline of asset valuations and the related development of assets under management, especially with regard to equity products. Brokerage revenues decreased by € 56 million, or 6 %, compared to 2007, reflecting limited client activity in the challenging market environment and the impact of the stronger euro. Loan/deposit revenues were up € 43 million, or 20 %, due to a significant growth of loan and deposit volumes. Revenues from Other products were negative € 137 million for 2008 compared to positive revenues of € 401 million last year. The negative revenues for the current year were composed of a number of significant specific items due to the market dislocations, including mark-downs on seed capital and other investments of approximately € 230 million and injections of € 150 million into certain consolidated money market funds.

Noninterest expenses in 2008 were € 3.8 billion, an increase of € 341 million, or 10 %, compared to 2007. The increase was primarily due to an impairment of € 310 million related to DWS Scudder intangible assets (compared to € 74 million in 2007) and a goodwill impairment of € 270 million in a consolidated investment, both in AM. In PWM, a provision of € 98 million was taken related to the obligation to repurchase Auction Rate Preferred ("ARP") securities/ Auction Rate Securities ("ARS") at par from retail clients following a settlement in the U.S.

AWM's full year 2008 resulted in a loss before income taxes of € 525 million, compared to an income before income taxes of € 913 million in 2007.

Invested assets in AWM were € 628 billion at December 31, 2008, a decrease of € 121 billion compared to December 31, 2007. Of this decrease, asset value declines accounted for € 109 billion. For the full year 2008, AM recorded net outflows of € 22 billion while PWM attracted net new assets of € 10 billion.

Private & Business Clients Corporate Division

The following table sets forth the results of our Private & Business Clients Corporate Division for the years ended December 31, 2008 and 2007, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2008	2007
Net revenues:		
Portfolio/fund management	256	253
Brokerage	983	1,207
Loan/deposit	2,985	2,923
Payments, account & remaining financial services	1,040	1,017
Other products	513	355
Total net revenues	**5,777**	**5,755**
Provision for credit losses	**653**	**501**
Total noninterest expenses	**4,178**	**4,108**
therein:		
Restructuring activities	–	(1)
Minority interest	**0**	**0**
Income (loss) before income taxes	**945**	**1,146**
Cost/income ratio	72 %	71 %
Assets	138,350	117,809
Average active equity[1]	3,445	3,430
Pre-tax return on average active equity	27 %	33 %
Invested assets[2] (in € bn.)	189	203
Loan volume (in € bn.)	91	87
Deposit volume (in € bn.)	118	96

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
2 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Net revenues of € 5.8 billion were essentially unchanged compared with 2007. Portfolio/fund management revenues increased by € 3 million, or 1 %, driven by a successful portfolio management product campaign in the third quarter of 2008. Brokerage revenues decreased by € 224 million, or 19 %, mainly reflecting low client activity in a difficult market environment. Loan/deposit revenues increased by € 62 million, or 2 %, mainly driven by growth in both loan and deposit volumes, partly offset by lower margins, especially in deposit products. Payment, account & remaining financial services revenues increased by € 23 million, or 2 %, mainly driven by higher revenues from the credit card business. Revenues from Other products of € 513 million in 2008 increased by € 158 million, or 44 %, mainly driven by PBC's asset and liability management function, dividend income from a cooperation partner after an IPO and subsequent gains related to a business sale closed in a prior period.

Provision for credit losses increased by € 152 million, or 30 %, mainly reflecting the deteriorating credit conditions in Spain, higher delinquencies in Germany and Italy, as well as organic growth in Poland.

Noninterest expenses of € 4.2 billion were € 70 million, or 2 %, higher than in 2007. Higher severance and staffing costs were offset by lower performance-related compensation and tight cost management.

Invested assets of € 189 billion at the end of 2008 decreased by € 15 billion. Market depreciation of € 30 billion was partly offset by net new assets inflows of € 15 billion.

The number of clients in PBC reached 14.6 million at year end 2008, an increase of approximately 800,000 net new clients, mainly in Germany, Italy and Poland.

Corporate Investments Group Division

The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2008 and 2007, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2008	2007
Net revenues	**1,290**	**1,517**
therein:		
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	(172)	157
Provision for credit losses	**(1)**	**3**
Total noninterest expenses	**95**	**220**
therein:		
Impairment of intangible assets	–	54
Restructuring activities	–	(0)
Minority interest	**2**	**(5)**
Income (loss) before income taxes	**1,194**	**1,299**
Cost/income ratio	7 %	15 %
Assets	18,297	13,005
Average active equity[1]	403	473
Pre-tax return on average active equity	N/M	N/M

N/M – Not meaningful

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

In 2008 CI's income before income taxes was € 1.2 billion compared to € 1.3 billion in 2007.

Net revenues were € 1.3 billion, a decrease of € 227 million compared to 2007. Net revenues in 2008 included net gains of € 1.3 billion from the sale of industrial holdings (mainly related to Daimler AG, Allianz SE and Linde AG), a gain of € 96 million from the disposal of our investment in Arcor AG & Co. KG, dividend income of € 114 million, as well as mark-downs, including the impact from our option to increase our share in Hua Xia Bank Co. Ltd.

Net revenues in 2007 included net gains of € 626 million from selling some of our industrial holdings (mainly Allianz SE, Linde AG and Fiat S.p.A.), a gain of € 178 million from our equity method investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment charge of € 54 million of CI's goodwill), dividend income of € 141 million and mark-ups from our option to increase our share in Hua Xia Bank Co. Ltd. In addition, net revenues included a gain of € 313 million from the sale and leaseback transaction of our premises at 60 Wall Street.

Total noninterest expenses were € 95 million, a decrease of € 126 million compared to the previous year. This decrease was mainly the result of lower costs from consolidated investments in 2008 and the aforementioned goodwill impairment charge in 2007.

At year end 2008, the alternative assets portfolio of CI had a carrying value of € 434 million (down 31 % compared to 2007), of which 72 % was real estate investments, 23 % was private equity direct investments and 5 % was private equity indirect and other investments. This compares to a carrying value of € 631 million at year end 2007.

Consolidation & Adjustments

For a discussion of Consolidation & Adjustments to our business segment results see Note [2] to the consolidated financial statements.

Liquidity and Capital Resources

For a detailed discussion of our liquidity risk management, see our Risk Report and Note [36] to the consolidated financial statements.

Special Purpose Entities

We engage in various business activities with certain entities, referred to as special purpose entities (SPEs), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.

We may or may not consolidate SPEs that we have set up or sponsored or with which we have a contractual relationship. We will consolidate an SPE when we have the power to govern its financial and operating policies, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. When the activities are narrowly defined or it is not evident who controls the financial and operating policies of the SPE, a range of other factors are considered. These factors include whether (1) the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain the benefits from the SPE's operations, (2) we have decision-making powers to obtain the majority of the benefits, (3) we will obtain the majority of the benefits of the activities of the SPE, and (4) we retain the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. We consolidate an SPE if an assessment of the relevant factors indicates that we control it.

We reassess our treatment of SPEs for consolidation when there is a change in the SPE's arrangements or the substance of the relationship between us and an SPE changes. For further detail on our accounting policies regarding consolidation and reassessment of consolidation of SPEs please refer to Note [1] in our consolidated financial statements.

In limited situations we consolidate some SPEs for both financial reporting and German regulatory purposes. However, in all other cases we hold regulatory capital, as appropriate, against all SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to non-consolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.

Total Assets in Consolidated SPEs

Dec 31, 2008						Asset type
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans[2]	Cash and cash equivalents	Other assets	Total assets
Category:						
Group sponsored ABCP conduits[2]	–	30	24,523	6	132	24,691
Group sponsored securitizations						
U.S.	6,792	–	–	–	277	7,069
non-U.S.[2]	1,655	–	1,324	41	30	3,050
Third party sponsored securitizations						
U.S.	546	–	–	–	125	671
non-U.S.	–	–	533	1	23	557
Repackaging and investment products	9,012	1,847	101	935	2,224	14,119
Mutual funds	7,005	–	–	3,328	45	10,378
Structured transactions	3,327	202	5,066	22	416	9,033
Operating entities[2]	1,810	3,497	1,986	600	1,472	9,365
Other	415	307	926	485	839	2,972
Total	**30,562**	**5,883**	**34,459**	**5,418**	**5,583**	**81,905**

1 Fair value of derivative positions is € 391 million.

2 Certain positions have been reclassified from trading and available for sale into loans in accordance with IAS 39, "Reclassification of Financial Assets" which became effective on July 1, 2008. For an explanation of the impact of the reclassification please see Note [10] and "Results of Operations by Segment – Corporate Banking & Securities Corporate Division, Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets".

Dec 31, 2007						Asset type
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans	Cash and cash equivalents	Other assets	Total assets
Category:						
Group sponsored ABCP conduits	5	10,558	16,897	3	139	27,602
Group sponsored securitizations						
U.S.	24,720	–	–	–	569	25,289
non-U.S.	2,957	–	383	33	4	3,377
Third party sponsored securitizations						
U.S.	13,781	–	–	–	24	13,805
non-U.S.	–	–	–	–	–	–
Repackaging and investment products	12,543	1,825	–	1,012	1,453	16,833
Mutual funds	256	–	–	424	1	681
Structured transactions	4,449	4,672	2,664	604	314	12,703
Operating entities	2,576	3,458	216	17	337	6,604
Other	616	302	583	306	472	2,279
Total	**61,903**	**20,815**	**20,743**	**2,399**	**3,313**	**109,173**

1 Fair value of derivative positions is € 489 million.

These tables provide detail about the assets (after consolidation eliminations) in our consolidated SPEs. Further details follow regarding the purpose of the SPEs, the nature of our relationship with the SPEs and the associated risks. These tables should be read in conjunction with Key Credit Market Exposures which is included in "Results of Operations by Segment – Corporate Banking & Securities Corporate Division."

Group Sponsored ABCP Conduits

We set up, sponsor and administer our own asset-backed commercial paper (ABCP) programs. These programs provide our customers with access to liquidity in the commercial paper market and create investment products for our clients. As an administrative agent for the commercial paper programs, we facilitate the purchase of non-Deutsche Bank Group loans, securities and other receivables by the commercial paper conduit (conduit), which then issues to the market high-grade, short-term commercial paper, collateralized by the underlying assets, to fund the purchase. The conduits require sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper. We are the liquidity provider to these conduits and therefore exposed to changes in the carrying value of their assets.

Our liquidity exposure to these conduits is to the entire commercial paper issued of € 25.2 billion and € 26.6 billion as of December 31, 2008 and December 31, 2007, of which we held € 5.1 billion and € 8.8 billion, respectively.

The collateral in the conduits includes a range of asset-backed loans and securities, including aircraft leasing, student loans, trust preferred securities and residential- and commercial-mortgage-backed securities. The collateral in the conduits decreased € 2.9 billion from December 31, 2007 to December 31, 2008 as a result of the maturity of € 1.3 billion liquidity facilities, € 0.7 billion general decline in the fair value of financial assets available for sale which were then reclassified to loans in the third quarter of 2008 and the transfer of € 0.9 billion assets from the conduits to another consolidated entity to facilitate collateral management.

We consolidate the majority of our sponsored conduit programs because we have the controlling interest.

Group Sponsored Securitizations

We sponsor SPEs for which we originate or purchase assets. These assets are predominantly commercial and residential whole loans or mortgage-backed securities. The SPEs fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the SPE. When we retain a subordinated interest in the assets that have been securitized, an assessment of the relevant factors is performed and, if SPEs are controlled by us, they are consolidated. The fair value of our retained exposure in these securitizations as of December 31, 2008 and December 31, 2007 was € 4.4 billion and € 8.6 billion, respectively. During 2008 we actively sold the subordinated interests in these SPEs, which resulted in the deconsolidation of some of the SPEs and a reduction in our consolidated assets.

Third Party Sponsored Securitizations

In connection with our securities trading and underwriting activities, we acquire securities issued by third party securitization vehicles that purchase diversified pools of commercial and residential whole loans or mortgage-backed securities. The vehicles fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the vehicles. When we hold a subordinated interest in the SPE, an assessment of the relevant factors is performed and if SPEs are controlled by us, they are consolidated. As of December 31, 2008 and December 31, 2007 the fair value of our retained exposure in these securitizations was € 0.8 billion and € 1.1 billion, respectively. During 2008 we actively sold the subordinated interests in these SPEs, which resulted in the deconsolidation of some of the SPEs and a reduction in our consolidated assets.

Repackaging and Investment Products

Repackaging is a similar concept to securitization. The primary difference is that the components of the repackaging SPE are generally securities and derivatives, rather than non-security financial assets, which are then "repackaged" into a different product to meet specific individual investor needs. We consolidate these SPEs when we have the majority of risks and rewards. As we are the swap counterparty to notes issued by the SPEs and held by us, we are exposed to changes in market values of collateral held against these notes, the fair value of which was € 1.9 billion as of December 31, 2008 and € 2.6 billion as of December 31, 2007. As of December 31, 2008 and December 31, 2007 the total assets held in these SPEs were € 2.3 billion and € 2.8 billion, respectively.

Investment products offer clients the ability to become exposed to specific portfolios of assets and risks through purchasing our structured notes. We hedge this exposure by purchasing interests in SPEs that match the return specified in the notes. We consolidate the SPEs when we hold the controlling interest or have the majority of risks and rewards. Assets in the consolidated SPEs as of December 31, 2008 and December 31, 2007 totaled € 9.8 billion and € 13.5 billion, respectively. The reduction in consolidated assets was generally a result of a decrease in the fair value of the assets, € 2.1 billion, and € 1.6 billion from the redemption of notes, deconsolidation and the liquidation of assets held in the SPEs. These assets typically include bonds, equities and real estate assets, of which a significant portion of the risk is transferred to the note holders. In addition, we also consolidate RREEF funds with real estate and infrastructure assets totaling € 2.0 billion and € 0.5 billion as of December 31, 2008 and December 31, 2007, respectively. The increase in consolidated RREEF funds is due to the consolidation of funds holding our investments in Maher Terminals LLC and Maher Terminals of Canada Corp. with assets totaling € 1.4 billion at December 31, 2008. As we own all issued interests in these funds, we are exposed to the entire performance of these assets.

Mutual Funds

We offer clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds. We provide a guarantee feature to certain funds in which we guarantee certain levels of the net asset value to be returned to investors at certain dates. The risk for us as guarantor is that we have to compensate the investors if the market values of such products at their respective guarantee dates are lower than the guaranteed levels. For our investment management service in relation to such products, we earn management fees and, on occasion, performance-based fees.

For all funds we determine a projected yield based on current money market rates. However, no guarantee or assurance is given that these yields will actually be achieved. Though we are not contractually obliged to support these funds, we made a decision, in a number of cases in which actual yields were lower than originally projected (although still above any guaranteed thresholds), to support the funds' target yields by injecting cash of € 49 million in 2007 and € 207 million in 2008. This action was on a discretionary basis, and was taken to protect our market position. Initially such support was seen as temporary action. However, when we continued to make cash injections through the second quarter of 2008, we concluded that we could not preclude future discretionary cash injections being made to support the yield and reassessed the consolidation requirement. We concluded that the majority of the risk lies with us and that it was appropriate to consolidate eight funds effective June 30, 2008.

During 2008, one of these funds (provided with a guarantee) was liquidated; there was no additional income statement impact to us other than the cash injected at liquidation, which is included in the amount detailed above. The consolidated funds held assets of € 10.4 billion as of December 31, 2008.

Structured Transactions

We enter into certain structures which offer clients funding opportunities at favorable rates. The funding is predominantly provided on a collateralized basis. These structures are individually tailored to the needs of our clients. We consolidate these SPEs when we hold the controlling interest or we have the majority of the risks and rewards through a residual interest holding and/or a related liquidity facility. The composition of the SPEs that we consolidate is influenced by the execution of new transactions and the maturing, restructuring and exercise of early termination options with respect to existing transactions.

Operating Entities

We establish SPEs to conduct some of our operating business when we benefit from the use of an SPE. These include direct holdings in certain proprietary investments and the issuance of credit default swaps where our exposure has been limited to our investment in the SPE. We consolidate these entities when we hold the controlling interest or are exposed to the majority of risks and rewards of the SPE. Included within Other assets of the exposure detailed in the table is U.S. real estate taken upon the foreclosure of a loan in the third quarter of 2008. As of December 31, 2008, the carrying value of the property was € 1.1 billion. Generally, the remaining increase in value of these assets is a result of our increased investments in U.S. municipal bonds.

Exposure to Non-consolidated SPEs

Maximum unfunded exposure remaining in € bn.	Dec 31, 2008	Dec 31, 2007[1]
Category:		
Group sponsored ABCP conduits	3.3	5.3
Third party ABCP conduits		
U.S.	2.1	3.2
non-U.S.	0.0	7.3
Third party sponsored securitizations		
U.S.	5.3	10.4
non-U.S.	4.0	4.6
Guaranteed mutual funds	10.9	23.0
Real estate leasing funds	0.8	0.8

1 Prior year amounts have been adjusted.

This table details the maximum unfunded exposure remaining to certain non-consolidated SPEs. Further detail on our significant exposure to non-consolidated SPEs follows, including the purpose of the SPEs, the nature of our relationship with the SPEs, the associated risks and any associated positions. This table should be read in conjunction with the Key Credit Market Exposures included in "Results of Operations by Segment – Corporate Banking & Securities Corporate Division."

Group Sponsored ABCP Conduits

We sponsor and administer five ABCP conduits, established in Australia, which are not consolidated because we do not hold the majority of risks and rewards. These conduits provide our clients with access to liquidity in the commercial paper market in Australia. As of December 31, 2008 and December 31, 2007 they had assets totaling € 2.8 billion and € 4.8 billion respectively, consisting of securities backed by non-U.S. residential mortgages issued by warehouse SPEs set up by the clients to facilitate the purchase of the assets by the conduits. The minimum credit rating for these securities is AA–. The credit enhancement necessary to achieve the required credit ratings is ordinarily provided by mortgage insurance extended by third-party insurers to the SPEs.

The weighted average life of the assets held in the conduits is five years. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.

No material difficulties were experienced by these conduits during 2008 although a general widening in credit spreads was experienced on the conduits' issued commercial paper, the cost of which was passed on to the original asset sellers. Our exposure to these entities is limited to the committed liquidity facilities entered into by us to provide funding to the conduits in the event of market disruption. The committed liquidity facilities to these conduits totaled € 3.3 billion as of December 31, 2008 and € 5.3 billion as of December 31, 2007. We reduced the lines of credit available to the clients in 2008, which resulted in a decline in commercial paper issued by the conduits and the amount of assets held. None of these liquidity facilities have been drawn. Advances against the liquidity facilities are collateralized by the underlying assets held in the conduits, and thus a drawn facility will be exposed to volatility in the value of the underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance.

As of December 31, 2008, we held € 0.6 billion of commercial paper issued by these non-consolidated entities. We purchased the paper voluntarily as a dealer in commercial paper on standard commercial terms. In addition, we held € 0.3 billion in term notes issued by one SPE whose notes were ordinarily purchased by the conduits and € 0.2 billion in commercial paper issued by a conduit. As this represents 100 % of the SPE's issued debt, this caused us to consolidate the SPE and conduit respectively.

As of December 31, 2007, we held € 1.4 billion of the commercial paper issued by these non-consolidated entities. We purchased the paper voluntarily as a dealer in the commercial paper on standard commercial terms. In addition, we purchased € 0.5 billion in asset-backed securities from one conduit representing 100 % of its asset holdings, which has caused us to consolidate that entity.

Third Party ABCP Conduits

In addition to sponsoring our commercial paper programs, we also assist third parties with the formation and ongoing risk management of their commercial paper programs. We do not consolidate any third party ABCP conduits as we do not control them.

Our assistance to third party conduits is primarily financing-related in the form of unfunded committed liquidity facilities and unfunded committed repurchase agreements in the event of disruption in the commercial paper market. The liquidity facilities and committed repurchase agreements are recorded off-balance sheet unless a contingent payment is deemed probable and estimable, in which case a liability is recorded. The notional amount of undrawn facilities provided by us is € 2.1 billion. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets will affect the recoverability of the amount drawn.

We are a swap counterparty to certain Canadian asset-backed commercial paper conduits that experienced liquidity problems in August 2007. The assets and liabilities of these conduits were restructured pursuant to a plan of compromise and arrangement under the Companies' Creditors Arrangement Act (Canada), which was completed on January 21, 2009. In accordance with the terms of the restructuring, the conduits were merged into three newly formed SPEs. We are purchasing leveraged CDS protection from two of the SPEs. Additional collateral was provided to these two SPEs through senior note purchase facilities of € 2 billion in the aggregate and margin facilities of €8.3 billion in the aggregate. The senior note purchase facilities will be provided primarily by the Government of Canada and three provincial governments for an interim period of 19 months from the closing of the restructuring. The margin facilities will be provided over the life of the two SPEs concerned by a consortium of financial institutions; we will provide € 0.8 billion of these margin facilities. In addition to the increase in collateral in the SPEs, the collateral triggers were amended to be linked to spread/loss matrices based on credit indices rather than mark-to-market determinations, thereby making the possibility of collateral calls more remote. A moratorium on collateral calls was imposed with respect to the 18 months immediately following the closing of the restructuring. The terms of the restructuring will not have an impact on our consolidated financial statements.

Third Party Sponsored Securitizations

The third party securitization vehicles to which we, and in some instances other parties, provide financing are third party-managed investment vehicles that purchase diversified pools of assets, including fixed income securities, corporate loans, asset-backed securities (predominantly commercial mortgage-backed securities, residential mortgage-backed securities and credit card receivables) and film rights receivables. The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles.

The notional amount of liquidity facilities with an undrawn component provided by us as of December 31, 2008 and December 31, 2007 was € 20.1 billion and € 28.8 billion, respectively, of which € 10.8 billion and € 13.8 billion had been drawn and € 9.3 billion and € 15.0 billion were still available to be drawn as detailed in the table. All facilities are available to be drawn if the assets meet certain eligibility criteria and performance triggers are not reached. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets affects the recoverability of the amount drawn.

Mutual Funds

We provide guarantees to funds whereby we guarantee certain levels of the net asset value to be returned to investors at certain dates. These guarantees do not result in us consolidating the funds; they are recorded on-balance sheet as derivatives at fair value with changes in fair value recorded in the consolidated statement of income. The fair value of the guarantees was € 13.2 million as of December 31, 2008 and € 4.7 million as of December 31, 2007. As of December 31, 2008, these non-consolidated funds had € 11.8 billion assets under management and provided guarantees of € 10.9 billion. As of December 31, 2007, assets of € 23.6 billion and guarantees of € 23.0 billion were reported. The significant decrease in 2008 was mainly driven by the consolidation of four funds as discussed previously.

Real Estate Leasing Funds

We provide guarantees to SPEs that hold real estate assets (commercial and residential land and buildings and infrastructure assets located in Germany) that are financed by third parties and leased to our clients. These guarantees are only drawn upon in the event the asset is destroyed and the insurance company does not pay for the loss. If the guarantee is drawn we hold a claim against the insurance company. To date no guarantee has been drawn. The notional amount of guarantees provided by us was € 535 million and € 547 million as of December 31, 2008 and December 31, 2007, respectively. They have an immaterial fair value. We do not consolidate these SPEs as we do not hold the majority of their risks and rewards.

We also write put options to closed-end real estate funds set up by us, which purchase commercial or infrastructure assets located in Germany and which are then leased to third parties. The put options allow the shareholders to put the real estate asset or their shares to us at the end of the lease term for a fixed price in the event that the lessee does not exercise its option to purchase the asset. As the lessees hold a bargain purchase option, we believe those options will generally be exercised by the lessees. The notional value of the written puts was € 222 million and € 300 million as of December 31, 2008 and December 31, 2007, respectively. They have an immaterial fair value. We do not consolidate these SPEs as we do not hold the majority of their risks and rewards.

Relationships with Other Non-consolidated SPEs

Group Sponsored Securitizations

During 2008 we entered into transactions with SPEs to derecognize € 10.4 billion of U.S. leveraged loans and commercial real estate loans that were held at fair value through profit or loss. We continue to recognize € 0.7 billion of these loans, as the derecognition criteria were not met. The SPEs issued tranched notes, and the junior (equity) notes are substantially held by third parties. We hold all the debt notes issued by the SPEs, which are reported as loan assets measured at amortized cost and assessed for impairment periodically. We do not consolidate the SPEs as we do not control them.

These SPEs were structured with event of default triggers which provide additional protection to the debt note holders if the market value of the loans is less than, or the actual losses are greater than, a specified threshold. If an event of default is triggered and not rectified within an agreed period, we will need to reassess consolidation status of the SPE. In two SPEs, market value default events were triggered in the fourth quarter 2008. This resulted in the third party equity holders consenting to invest additional equity of € 0.7 billion to rectify the default. As of December 31, 2008, € 0.5 billion of the additional equity was contributed to one SPE. The equity contribution payable to the other SPE is still outstanding pending further review. Subsequently, our contractual arrangements with these SPEs were redefined so that default events would be based on the actual defaults of the underlying assets for the next twelve months and then revert to being based on the market value of these assets. We believe the carrying value of the loans in the SPE will be fully recovered if held to maturity.

Tabular Disclosure of Contractual Obligations

The table below shows the cash payment requirements from contractual obligations outstanding as of December 31, 2008.

Contractual obligations					Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations	133,856	22,225	37,132	33,487	41,012
Trust preferred securities	9,729	983	1,711	2,378	4,657
Long-term financial liabilities designated at fair value through profit or loss[1]	19,270	1,748	4,995	4,110	8,417
Finance lease obligations	352	32	61	57	202
Operating lease obligations	5,749	765	1,242	945	2,797
Purchase obligations	2,457	496	1,225	492	244
Long-term deposits	35,255	–	12,322	8,601	14,332
Other long-term liabilities	2,852	4	–	–	2,848
Total	**209,520**	**26,253**	**58,688**	**50,070**	**74,509**

1 Mainly long-term debt and long-term deposits designated at fair value through profit or loss.

Figures above do not include the benefit of noncancelable sublease rentals of € 245 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, processing, information technology and custodian services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note [9] regarding financial liabilities at fair value through profit or loss, Note [20] regarding lease obligations, Note [24] regarding deposits, Note [27] regarding long-term debt and trust preferred securities, and Note [28] regarding obligation to purchase common shares.

Long-term Credit Ratings

We believe that maintaining a strong credit quality is a key part of the value we offer to our clients, bondholders and shareholders. Below are our long-term credit ratings.

	Dec 31, 2008	Dec 31, 2007
Moody's Investors Service, New York[1]	Aa1	Aa1
Standard & Poor's, New York[2]	A+	AA
Fitch Ratings, New York[3]	AA–	AA–

1 Moody's defines the Aa1 rating as denoting bonds that are judged to be high quality by all standards. Moody's rates Aa bonds lower than the best bonds (which it rates Aaa) because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat greater than Aaa securities. The numerical modifier 1 indicates that Moody's ranks the obligation in the upper end of the Aa category.

2 Standard and Poor's defines its A rating as somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

3 Fitch Ratings defines its AA rating as very high credit quality. Fitch Ratings uses the AA rating to denote a very low expectation of credit risk. According to Fitch Ratings, AA-ratings indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. Category AA is Fitch Ratings second-highest rating category; the minus indicates a ranking in the lower end of the AA category.

As of the date of this document, there has been no change in any of the above ratings.

Each rating reflects the view of the rating agency only at the time it gave us the rating, and you should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that circumstances so warrant. You should not view these long-term credit ratings as recommendations to buy, hold or sell our securities.

Balance Sheet Development

The table below shows information on the balance sheet development.

in € m.	Dec 31, 2008	Dec 31, 2007
Total assets	2,202,423	1,925,003
Central bank funds sold and securities purchased under resale agreements	9,267	13,597
Securities borrowed	35,022	55,961
Financial assets at fair value through profit or loss	1,623,811	1,378,011
therein: Positive market values from derivative financial instruments	1,224,493	506,967
Financial assets available for sale	24,835	42,294
Loans	269,281	198,892
Total liabilities	2,170,509	1,885,688
Deposits	395,553	457,946
Central bank funds purchased and securities sold under repurchase agreements	87,117	178,741
Financial liabilities at fair value through profit or loss	1,333,765	870,085
therein: Negative market values from derivative financial instruments	1,181,617	512,435
Long-term debt	133,856	126,703
Total equity	31,914	39,315
Tier 1 capital[1]	31,094	28,320
Tier 2 capital[1]	6,302	9,729

1 2007 based on "Basel I"; 2008 based on "Basel II".

Assets and Liabilities

Our total assets as of December 31, 2008 were € 2,202 billion, an increase of € 277 billion, or 14 %, versus December 31, 2007 (€ 1,925 billion). Total liabilities were € 2,171 billion as of December 31, 2008, € 285 billion, or 15 %, higher than on December 31, 2007 (€ 1,886 billion). Total assets and liabilities as of December 31, 2007 have been revised to be consistent with current presentation, for more details please refer to Note [1].

The development of both assets and liabilities during 2008 was significantly impacted by the shift in foreign exchange rates between the U.S. dollar and the euro. In the first half of 2008 the strengthening of the euro led to lower euro equivalents for our U.S. dollar denominated assets and liabilities. The weakening of the euro since the third quarter of 2008 largely inverted this development, so that the balance sheet development in the full year 2008 was only slightly affected by foreign exchange movements.

The primary drivers for the increase in both total assets and total liabilities compared to December 31, 2007 were positive and negative market values from derivatives, which increased € 718 billion and € 669 billion, respectively. This growth was attributable to our credit trading, FX and rates businesses, driven by significant market volatility and interest rate movements. Additionally, loans increased by € 70 billion to € 269 billion as of December 31, 2008, primarily in CIB with the majority related to reclassifications in accordance with amendments to IAS 39, "Reclassification of Financial Assets".

The aforementioned increases were partly counterbalanced by decreases in most other balance sheet categories. These reflected primarily our activities started in the second quarter 2008 to reduce the size of our balance sheet and impacted mainly Financial assets and liabilities at fair value through profit or loss excluding positive and negative market values from derivative financial instruments.

Equity

As of December 31, 2008, total equity was € 31.9 billion, a decrease of € 7.4 billion, or 19 %, compared to December 31, 2007 (€ 39.3 billion). The main factors contributing to this decline were a reduction of unrealized net gains (losses) on financial assets available for sale of € 4.5 billion (of which € 0.7 billion are related to net realized gains from both equity and debt securities with no impact on total equity), the net loss attributable to Deutsche Bank shareholders of € 3.8 billion, the May 2008 dividend payment for the financial year 2007 of € 2.3 billion, the realized net loss of € 1.2 billion on treasury shares sold and negative effects from exchange rate changes of € 1.1 billion (especially in the U.S. dollar and the British pound). These factors were partly offset by the capital increase of € 2.2 billion from the issuance of shares in September 2008, a positive impact of € 1.9 billion from the reduction of common shares in treasury and a net positive effect of € 0.9 billion resulting from the amendment of the settlement method for existing forward purchase contracts on Deutsche Bank shares.

The majority of the € 4.5 billion decline in unrealized net gains (losses) from financial assets available for sale related to equity securities (€ 3.9 billion, reflecting both realized gains from the reduction of industrial holdings and unrealized losses due to decreased market values). The remaining decline of € 0.6 billion was attributable to realized and unrealized losses from debt securities. The majority of the latter reflected a general decline in the fair value of debt securities in Group sponsored asset-backed commercial paper ("ABCP") conduits in the first half of 2008. Following the amendments to IAS 39, "Reclassification of Financial Assets", the majority of these assets was reclassified out of financial assets available for sale to the loans category as of July 1, 2008. The associated unrealized losses which occurred prior to the reclassification date are amortized through profit or loss until maturity of the assets based on the effective interest rate method. They determine the negative balance of € 882 million in total equity as of December 31, 2008, which is recorded in the component "Unrealized net gains (losses) from financial assets available for sale".

Total regulatory capital (Tier 1 and 2 capital) reported under Basel II, was € 37.4 billion at the end of 2008 compared to € 38.0 billion reported under Basel I at the end of 2007. While Tier 1 capital increased by € 2.8 billion, Tier 2 capital declined by € 3.4 billion. Both Tier 1 and Tier 2 capital reduced by € 1.5 billion each as a result of the inclusion of new Basel-II-related deduction items. In September 2008, Tier 1 capital increased by € 2.2 billion with the issuance of 40 million new shares. On the other hand, Tier 1 capital was negatively impacted by the net loss attributable to Deutsche Bank shareholders of € 3.8 billion, which was counterbalanced by several measures, including the conversion of contingent capital, revisions to pension plan accounting and reduction of shares in treasury. The remaining decline in Tier 2 was largely the result of the decline of € 1.5 billion in unrealized gains on listed securities and the conversion of € 0.5 billion Tier 2 capital into Hybrid Tier 1 capital.

Significant Accounting Policies and Critical Accounting Estimates

Our significant accounting policies, as described in Note [1] to the consolidated financial statements, are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change.

We have identified the following significant accounting policies that involve critical accounting estimates:

— Fair value estimates
— Impairment of financial assets
— Impairment of non-financial assets
— Unrecognized deferred tax assets
— Legal, regulatory contingencies and tax risks

Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report

Structure of the Share Capital

As of December 31, 2008, Deutsche Bank's issued share capital amounted to € 1,461,399,078.40 consisting of 570,859,015 ordinary shares without par value. The shares are fully paid up and in registered form. Each share confers one vote.

Restrictions on Voting Rights or the Transfer of Shares

Under Section 136 AktG the voting right of the affected shares is excluded by law. As far as the bank held own shares as of December 31, 2008 in its portfolio according to Section 71b AktG no rights could be exercised. We are not aware of any other restrictions on voting rights or the transfer of shares.

Shareholdings which Exceed 10 Per Cent of the Voting Rights

The German Securities Trading Act (Wertpapierhandelsgesetz) requires any investor whose share of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise, must notify us and the German Federal Financial Supervisory Authority (BaFin) thereof. The lowest threshold is 3 per cent. We are not aware of any shareholder holding directly or indirectly 10 per cent or more of the voting rights.

Shares with Special Control Rights

Shares which confer special control rights have not been issued.

System of Control of any Employee Share Scheme where the Control Rights are not Exercised Directly by the Employees

The employees, who hold Deutsche Bank shares, exercise their control rights directly in accordance with applicable law and the Articles of Association (Satzung).

Rules Governing the Appointment and Replacement of Members of the Management Board

Pursuant to the German Stock Corporation Act (Section 84) and the Articles of Association of Deutsche Bank (Section 6) the members of the Management Board are appointed by the Supervisory Board. The number of Management Board members is determined by the Supervisory Board. According to the articles of Association, the Management Board has at least three members. The Supervisory Board may appoint one member of the Management Board as Chairperson of the Management Board. Members of the Management Board may be appointed for a maximum term of up to five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The German Co-Determination Act (Mitbestimmungsgesetz; Section 31) requires a majority of at least two thirds of the members of the Supervisory Board to appoint members of the Management Board. If such majority is not achieved, the Mediation Committee shall give, within one month, a recommendation for the appointment to the Management Board. The Supervisory Board will then appoint the members of the Management Board with the majority of its members. If such appointment fails, the Chairperson of the Supervisory Board shall have two votes in a new vote. If a required member of the Management Board has not been appointed, the Local Court (Amtsgericht) in Frankfurt am Main shall, in urgent cases, make the necessary appointments upon motion by any party concerned (Section 85 of the German Stock Corporation Act).

Pursuant to the German Banking Act (Kreditwesengesetz) evidence must be provided to the Federal Financial Supervisory Authority (BaFin) and the Deutsche Bundesbank that the member of the Management Board has adequate theoretical and practical experience of the businesses of the Bank as well as managerial experience before the member is appointed (Sections 24 (1) No. 1 and 33 (2) of the Banking Act).

The Supervisory Board may revoke the appointment of an individual as member of the Management Board or as Chairperson of the Management Board for good cause. Such cause includes in particular a gross breach of duties, the inability to manage the Bank properly or a vote of no-confidence by the shareholders' meeting (Hauptversammlung, referred to as the General Meeting), unless such vote of no-confidence was made for obviously arbitrary reasons.

If the discharge of a bank's obligations to its creditors is endangered or if there are valid concerns that effective supervision of the bank is not possible, the BaFin may take temporary measures to avert that risk. It may also prohibit members of the Management Board from carrying out their activities or impose limitations on such activities (Section 46 (1) of the Banking Act). In such case, the Local Court Frankfurt am Main shall, at the request of the BaFin appoint the necessary members of the Management Board, if, as a result of such prohibition, the Management Board does no longer have the necessary number of members in order to conduct the business (Section 46 (2) of the Banking Act).

Rules Governing the Amendment of the Articles of Association

Any amendment of the Articles of Association requires a resolution of the General Meeting (Section 179 of the Stock Corporation Act). The authority to amend the Articles of Association in so far as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance of authorized capital, has been assigned to the Supervisory Board by the Articles of Association of Deutsche Bank (Section 20 (3)). Pursuant to the Articles of Association, the resolutions of the General Meeting are taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law or the Articles of Association determine otherwise (Section 20 (1)). Amendments to the Articles of Association become effective upon their entry in the Commercial Register (Section 181 (3) of the Stock Corporation Act).

Powers of the Management Board to Issue or Buy Back Shares

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for noncash consideration. As of December 31, 2008, Deutsche Bank had authorized but unissued capital of € 308,600,000 which may be issued at various dates through April 30, 2012 as follows.

Authorized capital	Expiration date
€ 150,000,000	April 30, 2009
€ 128,000,000[1]	April 30, 2011
€ 30,600,000	April 30, 2012

1 Capital increase may be affected for noncash contributions with the intent of acquiring a company or holdings in companies.

The Annual General Meeting on May 29, 2008 authorized the Management Board to increase the share capital by up to a total of € 140,000,000 against cash payment or contributions in kind. This additional authorized capital is subject of an ongoing lawsuit (summary proceeding according to Sec. 246a Stock Corporation Act), not yet entered into the Commercial Register and thereby has not yet become effective. The expiration date will be April 30, 2013.

The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose share capital was increased conditionally by up to € 150,000,000.

The Annual General Meeting on May 29, 2008 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2013. For this purpose share capital was increased conditionally by up to € 150,000,000. This conditional capital as well has not yet been entered into the Commercial Register and thereby has not yet become effective.

The Annual General Meeting of May 29, 2008 authorized the Management Board pursuant to Section 71 (1) No. 7 of the Stock Corporation Act to buy and sell, for the purpose of securities trading, own shares of Deutsche Bank AG on or before October 31, 2009, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10 per cent. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5 per cent of the share capital of Deutsche Bank AG.

The Annual General Meeting of May 29, 2008 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to buy, on or before October 31, 2009, own shares of Deutsche Bank AG in a total volume of up to 10 per cent of the present share capital. Together with own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company's possession or attributable to the company pursuant to Sections 71a sq. of the Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10 per cent of the company's share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10 per cent higher or more than 20 per cent lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 15 per cent higher or more than 10 per cent lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company's shares offered for purchase per shareholder may be provided for.

The Management Board has also been authorized to dispose, with the Supervisory Board's consent, of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to Section 71 (1) No. 8 of the Stock Corporation Act in a way other than through the stock exchange or by an offer to all shareholders, provided this is done against contribution in kind and excluding shareholders' pre-emptive rights for the purpose of acquiring companies or shareholdings in companies. In addition, the Management Board is authorized, in case it disposes of acquired own shares by offer to all shareholders, to grant to the holders of the warrants, convertible bonds and convertible participatory rights issued by the company pre-emptive rights to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders' pre-emptive rights are excluded for these cases and to this extent.

The Management Board has also been authorized to exclude shareholders' pre-emptive rights in so far as the shares are to be used for the issue of staff shares to employees and retired employees of the company and of companies related to it, or in so far as they are to be used to service option rights on and/or rights or duties to purchase shares of the company granted to employees of the company and of companies related to it.

Furthermore, the Management Board has been authorized to sell the shares to third parties against cash payment with the exclusion of shareholders' pre-emptive rights if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization together with shares issued from authorized capital with the exclusion of shareholders' pre-emptive rights pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act does not exceed 10 per cent of the company's share capital at the time of the issue and/or sale of shares.

The Management Board has also been authorized to cancel shares acquired on the basis of this authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

The Annual General Meeting of May 29, 2008 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to execute the purchase of shares under the resolved authorization also with the use of put and call options. The company may accordingly sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5 per cent of the actual share capital at the time of the resolution by the General Meeting on this authorization. The maturities of the options must end no later than on October 31, 2009.

The purchase price to be paid for the shares upon exercise of the options may not exceed by more than 10 per cent or fall short by more than 10 per cent of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective option transaction in each case excluding ancillary purchase costs, but taking into account the option premium received or paid.

To the sale and cancellation of shares acquired with the use of derivatives the general rules established by the General Meeting apply.

Significant Agreements which Take Effect, Alter or Terminate upon a Change of Control of the Company Following a Takeover Bid

Significant agreements which take effect, alter or terminate upon a change of control of the company following a takeover bid have not been entered into.

Agreements for Compensation in Case of a Takeover Bid

If a member of the Management Board leaves the bank within the scope of a change of control, he receives a one-off compensation payment described in greater detail in the following Compensation Report.

If the employment relationship with certain executives with global or strategically important responsibility is terminated within a defined period within the scope of a change of control, without a reason for which the executives are responsible, or if these executives terminate their employment relationship because the company has taken certain measures leading to reduced responsibilities, the executives are entitled to a severance payment. The calculation of the severance payment is, in principle, based on 1.5 times to 2.5 times the total annual remuneration (base salary as well as variable – cash and equity-based – compensation) granted before change of control. Here, the development of total remuneration in the three calendar years before change of control is taken into consideration accordingly.

Compensation Report

The Compensation Report explains the principles applied in determining the compensation of the members of the Management Board and Supervisory Board of Deutsche Bank AG as well as the structure and amount of the Management Board and Supervisory Board members' compensation. This Compensation Report has been prepared in accordance with the requirements of Section 314 (1) No. 6 of the German Commercial Code (HGB), German Accounting Standard (GAS) 17 "Reporting on Executive Body Remuneration", as well as the recommendations of the German Corporate Governance Code.

Principles of the Compensation System for Management Board Members

The Supervisory Board in plenum resolves the compensation system, including the main contract elements, for the members of the Management Board on the recommendation of the Chairman's Committee of the Supervisory Board and reviews the compensation system including the main contract elements regularly. The Chairman's Committee determines the details and size of the compensation for the members of the Management Board.

For the 2008 financial year, the members of the Management Board received compensation for their service on the Management Board in a total amount of € 4,476,684 (2007: € 33,182,395). This aggregate compensation consisted of the following components (for 2007 financial year primarily performance-related):

in €	2008	2007
Non-performance-related components:		
Salary	3,950,000	3,883,333
Other benefits	526,684	466,977
Performance-related components:		
without long-term incentives	–	17,360,731
with long-term incentives	–	11,471,354
Total compensation	**4,476,684**	**33,182,395**

Figures relate to Management Board members active in the respective financial year.

We have entered into service agreements with members of our Management Board. These agreements established the following principal elements of compensation:

Non-Performance-Related Components. The non-performance-related components comprise the salary and other benefits.

The members of the Management Board receive a salary which is determined on the basis of an analysis of salaries paid to executive directors at a selected group of comparable international companies. The salary is disbursed in monthly installments.

Other benefits comprise reimbursement of taxable expenses and the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures, including payments, if applicable, of taxes on these benefits.

Performance-Related Components. The performance-related components comprise a cash bonus payment and the mid-term incentive ("MTI"). The annual cash bonus payment is based primarily on the achievement of our planned return on equity. As further part of the variable compensation, Management Board members receive a performance-related mid-term incentive which reflects, for a rolling two year period, the ratio between our total shareholder return and the corresponding average figure for a selected group of comparable companies. The MTI payment consists of a cash payment (approximately one third) and equity-based compensation elements (approximately two thirds), which contain long-term risk components and are discussed in the following paragraph.

Components with Long-Term Incentives. As part of their mid-term incentives, members of the Management Board receive equity-based compensation elements (DB Equity Units) under the DB Global Partnership Plan. The ultimate value of the equity-based compensation elements of the members of the Management Board will depend on the price of Deutsche Bank shares upon their delivery, so that these have a long-term incentive effect.

For further information on the terms of our DB Global Partnership Plan, pursuant to which these equity rights (DB Equity Units) are issued, see Note [31] to the consolidated financial statements.

Management Board Compensation

The Management Board members active in 2008 have irrevocably waived any entitlements to payment of variable compensation (bonus and MTI) for the 2008 financial year. They received the following compensation components for their service on the Management Board for the years 2008 and 2007:

Members of the Management Board		Non-performance-related components		Performance-related components		Total Compensation
in €		Salary	Other benefits	without long-term incentives	with long-term incentives[1]	
Dr. Josef Ackermann	2008	1,150,000	239,586	–	–	1,389,586
	2007	1,150,000	151,517	8,148,725	4,531,250	13,981,492
Dr. Hugo Bänziger	2008	800,000	62,160	–	–	862,160
	2007	800,000	73,451	2,713,368	2,031,250	5,618,069
Anthony Di Iorio[2]	2008	600,000	24,739	–	–	624,739
	2007	800,000	50,806	2,713,368	2,031,250	5,595,424
Stefan Krause[3]	2008	600,000	107,306	–	–	707,306
	2007	–	–	–	–	–
Hermann-Josef Lamberti	2008	800,000	92,893	–	–	892,893
	2007	800,000	130,058	2,713,368	2,031,250	5,674,676

1 The number of DB Equity Units granted in 2008 for the year 2007 to each member was determined by dividing such euro amounts by € 76.47, the average Xetra closing price of the DB share during the last 10 trading days prior to February 5, 2008. As a result, the number of DB Equity Units granted to each member was as follows: Dr. Ackermann: 59,255, Dr. Bänziger: 26,562, Mr. Di Iorio: 26,562, and Mr. Lamberti: 26,562.

2 Member of the Management Board until September 30, 2008.

3 Member of the Management Board since April 1, 2008.

Management Board members did not receive any compensation for mandates on boards of our Group's own companies.

The active members of the Management Board are entitled to a contribution-oriented pension plan which in its structure corresponds to the general pension plan for our employees. Under this contribution-oriented pension plan, a personal pension account has been set up for each member of the Management Board. A contribution is made annually by us into this pension account. This annual contribution is calculated using an individual contribution rate on the basis of each member's base salary and bonus up to a defined ceiling and accrues advance interest, determined by means of an age-related factor, at an average rate of 6 % up to the age of 60. From the age of 61 on, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount which is available to pay the future pension benefit. The pension may fall due for payment after a member has left the Management Board, but before a pension event (age limit, disability or death) has occurred. The pension right is vested from the start.

In 2008, service cost for the aforementioned pensions was € 317,893 for Dr. Ackermann, € 429,167 for Dr. Bänziger, € 239,973 for Mr. Di Iorio, € 100,691 for Mr. Krause and € 273,192 for Mr. Lamberti. In 2007, service cost for the aforementioned pensions was € 354,291 for Dr. Ackermann, € 501,906 for Dr. Bänziger, € 345,271 for Mr. Di Iorio, € 0 for Mr. Krause (was appointed in 2008 only) and € 307,905 for Mr. Lamberti.

As of December 31, 2008, the pension accounts of the current Management Board members had the following balances: € 4,098,838 for Dr. Ackermann, € 1,379,668 for Dr. Bänziger, € 216,000 for Mr. Krause and € 4,166,174 for Mr. Lamberti. As of December 31, 2007, the pension accounts had the following balances: € 3,782,588 for Dr. Ackermann, € 785,668 for Dr. Bänziger, € 0 for Mr. Krause (was appointed in 2008 only) and € 3,770,174 for Mr. Lamberti. The different sizes of the balances are due to the different length of services on the Management Board, the respective age-related factors, the different contribution rates and the individual pensionable compensation amounts. Dr. Ackermann and Mr. Lamberti are also entitled, in principle, after they have left the Management Board, to a monthly pension payment of € 29,400 each under a discharged prior pension entitlement.

If a current Management Board member, whose appointment was in effect at the beginning of 2008, leaves office, he is entitled, for a period of six months, to a transition payment. Exceptions to this arrangement exist where, for instance, the Management Board member gives cause for summary dismissal. The transition payment a Management Board member would have received over this six months period, if he had left on December 31, 2008 or on December 31, 2007, was for Dr. Ackermann € 2,825,000 and for each of Dr. Bänziger and Mr. Lamberti € 1,150,000.

If a current Management Board member, whose appointment was in effect at the beginning of 2006, leaves office after reaching the age of 60, he is subsequently entitled, in principle, directly after the end of the six-month transition period, to payment of first 75 % and then 50 % of the sum of his salary and last target bonus, each for a period of 24 months. This payment ends no later than six months after the end of the Annual General Meeting in the year in which the Board member reaches his 65th birthday.

Pursuant to the service agreements concluded with each of the Management Board members, they are entitled to receive a severance payment upon a premature termination of their appointment at our initiative, without us having been entitled to revoke the appointment or give notice under the service agreement for cause. The severance payment will be fixed by the Chairman's Committee according to its reasonable discretion and, as a rule, will not exceed the lesser of two annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation (salary, bonus and MTI) for the previous financial year).

If a Management Board member's departure is in connection with a change of control, he is entitled to a severance payment. The severance payment will be fixed by the Chairman's Committee according to its reasonable discretion and, as a rule, will not exceed the lesser of three annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation (salary, bonus and MTI) for the previous financial year).

Management Board Share Ownership

As of February 27, 2009 and February 29, 2008, respectively, the current members of our Management Board held the following numbers of our shares and DB Equity Units.

Members of the Management Board		Number of shares	Number of DB Equity Units[1]
Dr. Josef Ackermann	2009	334,577	133,789
	2008	275,421	192,945
Dr. Hugo Bänziger	2009	24,101	77,441
	2008	31,219	103,881
Stefan Krause	2009	–	–
	2008	–	–
Hermann-Josef Lamberti	2009	88,373	59,973
	2008	74,445	86,491
Total	**2009**	**447,051**	**271,203**
Total	2008	381,085	383,317

1 Including the Restricted Equity Units Dr. Bänziger received in connection with his employment by us prior to his appointment as member of the Management Board. The DB Equity Units and Restricted Equity Units listed in the table have different vesting and allocation dates. As a result, the last equity rights will mature and be allocated on August 1, 2011.

The current members of our Management Board held an aggregate of 447,051 of our shares on February 27, 2009, amounting to approximately 0.08 % of our shares issued on that date. They held an aggregate of 381,085 of our shares on February 29, 2008, amounting to approximately 0.07 % of our shares issued on that date.

In 2008, compensation expense for long-term incentive components of compensation granted for their service in prior years on the Management Board was € 3,368,011 for Dr. Ackermann, € 1,103,939 for Dr. Bänziger, € 2,143,050 for Mr. Di Iorio and € 1,509,798 for Mr. Lamberti. In 2007, the corresponding compensation expense for these components was € 3,199,221 for Dr. Ackermann, € 403,758 for Dr. Bänziger, € 403,758 for Mr. Di Iorio and € 1,434,133 for Mr. Lamberti. Mr. Krause joined the Management Board only in April 2008 and no expense was therefore recognized for long-term incentives granted for service on the Management Board in 2008.

For more information on DB Equity Units, which are granted under the DB Global Partnership Plan, see Note [31] to the consolidated financial statements.

Principles of the Compensation System for Supervisory Board Members

The principles of the compensation of the Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at their annual meetings. Such compensation provisions were last amended at our Annual General Meeting on May 24, 2007.

The following provisions apply to the 2008 financial year: compensation consists of a fixed compensation of € 60,000 per year and a dividend-based bonus of € 100 per year for every full or fractional € 0.01 increment by which the dividend we distribute to our shareholders exceeds € 1.00 per share. The members of the Supervisory Board also receive annual remuneration linked to our long-term profit in the amount of € 100 each for each € 0.01 by which the average earnings per share (diluted), reported in the Bank's Financial Report in accordance with the accounting principles to be applied in each case on the basis of the net income figures for the three previous financial years, exceed the amount of € 4.00.

These amounts increase by 100 % for each membership in a committee of the Supervisory Board. For the chairperson of a committee the rate of increment is 200 %. These provisions do not apply to the Mediation Committee formed pursuant to Section 27 (3) of the Co-determination Act. We pay the Supervisory Board Chairman four times the total compensation of a regular member, without any such increment for committee work, and we pay his deputy one and a half times the total compensation of a regular member. In addition, the members of the Supervisory Board receive a meeting fee of € 1,000 for each Supervisory Board and committee meeting in which they attend. Furthermore, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.

We also reimburse members of the Supervisory Board for all cash expenses and any value added tax (Umsatzsteuer at present 19 %) they incur in connection with their roles as members of the Supervisory Board. Employee representatives of the Supervisory Board also continue to receive their employee benefits. For Supervisory Board members who served on the board for only part of the year, we pay a part of their total compensation based on the number of months they served, rounding up to whole months.

The members of the Nomination Committee, which has been newly formed after the Annual General Meeting 2008, waived all remuneration, including the meeting fee, for such Nomination Committee work for 2008 and the following years, as in the previous year.

Supervisory Board Compensation for Fiscal Year 2008

We compensate our Supervisory Board members after the end of each fiscal year. In January 2009, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2008 and their meeting fees. In addition, we would normally pay each Supervisory Board member a remuneration linked to our long-term performance as well as a dividend-based bonus, as described below. Due to the crisis in the financial markets, the Supervisory Board unanimously resolved to forgo any variable compensation for the financial year 2008. This waiver affects all current members of the Supervisory Board and includes the variable compensation as well as any additional variable remuneration for the Chairman of the Supervisory Board, the deputy chairperson of the Supervisory Board and all members of the committees as redefined in Section 14 of our Articles of Association. This waiver was also adopted by all former members of the Supervisory Board, who, with effect from the Annual General Meeting of May 29, 2008, terminated their service on the Supervisory Board, and therefore still have a claim to remuneration for the first five months of the 2008 financial year.

Accordingly, the Supervisory Board will receive a total remuneration of € 2,478,500 (2007: € 6,022,084). Individual members of the Supervisory Board received the following compensation for the 2008 financial year (excluding statutory value added tax):

Members of the Supervisory Board	Compensation for fiscal year 2008				Compensation for fiscal year 2007			
in €	Fixed	Variable	Meeting fee	Total	Fixed	Variable	Meeting fee	Total
Dr. Clemens Börsig	240,000	–	24,000	264,000	240,000	400,667	22,000	662,667
Karin Ruck	160,000	–	12,000	172,000	60,000	100,167	5,000	165,167
Wolfgang Böhr[2]	40,000	–	4,000	44,000	–	–	–	–
Dr. Karl-Gerhard Eick	180,000	–	10,000	190,000	180,000	300,500	11,000	491,500
Heidrun Förster	157,500	–	15,000	172,500	210,000	350,583	16,000	576,583
Ulrich Hartmann[1]	50,000	–	6,000	56,000	120,000	200,333	9,000	329,333
Alfred Herling[2]	40,000	–	4,000	44,000	–	–	–	–
Gerd Herzberg	60,000	–	6,000	66,000	60,000	100,167	5,000	165,167
Sabine Horn[1]	50,000	–	6,000	56,000	120,000	200,333	10,000	330,333
Rolf Hunck[1]	50,000	–	6,000	56,000	120,000	200,333	12,000	332,333
Sir Peter Job	180,000	–	15,000	195,000	180,000	300,500	16,000	496,500
Prof. Dr. Henning Kagermann	120,000	–	13,000	133,000	120,000	200,333	8,000	328,333
Ulrich Kaufmann[1]	50,000	–	6,000	56,000	120,000	200,333	9,000	329,333
Peter Kazmierczak[1]	25,000	–	3,000	28,000	60,000	100,167	5,000	165,167
Martina Klee[2]	40,000	–	4,000	44,000	–	–	–	–
Suzanne Labarge[2]	80,000	–	8,000	88,000	–	–	–	–
Maurice Lévy	60,000	–	6,000	66,000	60,000	100,167	4,000	164,167
Henriette Mark	100,000	–	10,000	110,000	60,000	100,167	5,000	165,167
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer[1]	50,000	–	5,000	55,000	120,000	200,333	10,000	330,333
Gabriele Platscher	60,000	–	7,000	67,000	60,000	100,167	5,000	165,167
Dr. Theo Siegert	100,000	–	11,000	111,000	60,000	100,167	5,000	165,167
Dr. Johannes Teyssen[2]	40,000	–	4,000	44,000	–	–	–	–
Marlehn Thieme[2]	80,000	–	7,000	87,000	–	–	–	–
Tilman Todenhöfer	125,000	–	11,000	136,000	120,000	200,333	10,000	330,333
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber[1]	25,000	–	3,000	28,000	60,000	100,167	4,000	164,167
Werner Wenning[2]	40,000	–	3,000	43,000	–	–	–	–
Leo Wunderlich	60,000	–	7,000	67,000	60,000	100,167	5,000	165,167
Total	**2,262,500**	**–**	**216,000**	**2,478,500**	**2,190,000**	**3,656,084**	**176,000**	**6,022,084**

1 Member until May 29, 2008.
2 New member since May 29, 2008.

Employees and Social Responsibility

Employees

As of December 31, 2008, we employed a total of 80,456 staff members as compared to 78,291 as of December 31, 2007. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2008, 2007 and 2006.

Employees[1]	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Germany	27,942	27,779	26,401
Europe (outside Germany), Middle East and Africa	23,067	21,989	20,025
Asia/Pacific	17,126	15,080	10,723
North America[2]	11,947	13,088	11,369
Central and South America	374	355	331
Total employees	**80,456**	**78,291**	**68,849**

1 Full-time equivalent employees.
2 Primarily the United States.

The number of our employees increased in 2008 by 2,165 or 2.8 %, to 80,456. This development was driven by the following factors:

— We added 1,114 staff in our Private Clients and Asset Management Group Division, most notably in Poland and India.
— The number of Corporate and Investment Bank Group Division staff was reduced by 1,476, mainly in those business areas in the UK and U.S. whose near-term recovery can not currently be foreseen.
— In Infrastructure, the establishment of larger Operations Centers was a major contributor to the increase of 2,535 employees, mainly in Asia.

Post-Employment Benefit Plans

We have a number of post-employment benefit plans. In addition to defined contribution plans, there are plans accounted for as defined benefit plans.

As a matter of principle all defined benefit plans with a benefit obligation exceeding € 1 million are included in our globally coordinated accounting process. Reviewed by our global actuary, the plans in each country are evaluated by locally appointed actuaries.

By applying our global policy for determining the financial and demographic assumptions we ensure that the assumptions are unbiased and mutually compatible and that they follow the best estimate and ongoing plan principles.

For a further discussion on our employee benefit plans see Note [32] to our consolidated financial statements.

Corporate Social Responsibility

More than Money: Building Social Capital

Deutsche Bank implemented the realignment of its Corporate Social Responsibility (CSR) program in 2008. Its objective is to integrate social responsibility into Deutsche Bank's day-to-day operations and to make it part and parcel of the way we do business. It becomes particularly clear in difficult times that corporate responsibility and business success belong together.

At Deutsche Bank, we view corporate social responsibility as an investment in society and our own future. Our goal as a responsible corporate citizen is to build social capital. To us, our foremost social responsibility is to be internationally competitive, to be profitable, to earn our money in the most socially responsible way possible and to grow as a company.

Sustainability: Ensuring Viability

The principles of the UN Global Compact have been firmly anchored in our corporate guidelines for years. Within the framework of our Sustainability Management System, certified in 1999, we always take account of environmental, social and ethical considerations in our business activities. Certification according to ISO 14001 was extended until 2011, during the year under review.

Climate change was a high priority for us in 2008. Currently, we are modernizing our headquarters in Frankfurt and creating the "greenest" skyscrapers in the world. We also launched a program to reduce the bank's carbon dioxide emissions by 20 percent annually. Our goal is to be carbon neutral by 2012.

Corporate Volunteering: Committing Ourselves

Employee volunteering is one of the foundations of our CSR activities. We continued to expand our corporate volunteering program in 2008. As part of our global program Deutsche Bank specialists spent several weeks advising microfinance institutions. Our employees have demonstrated "A Passion to Perform" in all areas: in the year under review, they dedicated 35,738 days to volunteer work around the world, an increase of more than 80 % within just a year.

Social Investments: Creating Opportunity

With our social initiatives, we primarily aim to help people mobilize their own strengths. For more than 10 years, we have been developing microfinance instruments that enable people in developing countries to improve their quality of life. To this end, an aggregate loan volume of more than U.S.$ 1 billion has been granted to 2.2 million people so far. Furthermore, we are committed to improving the infrastructure of low-income communities and fast-growing mega-cities worldwide. The U.S. government has been rating our community development initiatives in the U.S. as "outstanding" since 1992. And in 2008, the Alfred Herrhausen Society presented the "Deutsche Bank Urban Age Award" to a housing project for low-income sections of the population in São Paulo.

In 2008, Deutsche Bank established the Deutsche Bank Middle East Foundation in order to create an independent anchor for its commitment in the Middle East/North Africa region.

Art: Fostering Creativity

Deutsche Bank's art collection ranks as one of the world's largest and most significant corporate art collections and focuses on contemporary artworks on paper. Under the motto "Art Works", we made our collection even more easily accessible to the general public in 2008. We signed a contract for a permanent long-term loan of 600 pieces from our collection to the Staedel Museum in Frankfurt, which will exhibit them in its new extension to be opened in 2011. Both in the United States and the United Kingdom, Deutsche Bank was honored for its commitment to art. And in 2009, the Ethiopian artist, Julie Mehretu, will be featured throughout the year as a prototypical representative for all the young artists we support worldwide.

Education: Enabling Talent

The core focus of our education program is to promote equal opportunities and remove barriers. The "Compass of Studies" (Studienkompass) program, jointly launched by Deutsche Bank Foundation, Accenture Foundation and the Foundation of German Business, meanwhile helps to pave the way to university for 375 young people whose parents did not receive college education. Our cooperation with Deutsche Sporthilfe contributes to further strengthening the spirit of fair competition in today's society.

The exclusive partnership with the Berliner Philharmoniker will be lifted to a new dimension in 2009: due to our support, the orchestra will be enabled to launch the "Digital Concert Hall", bringing a unique, global dimension to classical music: live-concerts will be broadcast and recorded for worldwide transmission in HD quality on the Internet (www.berliner-philharmoniker.de).

In 2008 Deutsche Bank again presented "365 Selected Landmarks in the Land of Ideas" that showcase Germany's innovative, scientific, social and cultural potential. The initiative focuses on individuals who challenge the status quo, dare the new, and demonstrate leadership.

For more information on our corporate social responsibility program please see the CSR Report 2008.

Events after the Balance Sheet Date

Postbank. On January 14, 2009, Deutsche Bank AG and Deutsche Post AG agreed on an amended transaction structure for Deutsche Bank's acquisition of Deutsche Postbank AG shares based on the purchase price agreed in September 2008. The contract comprises three tranches and closed on February 25, 2009. As a first step, Deutsche Bank AG acquired 50 million Postbank shares – corresponding to a stake of 22.9 % – in a capital increase of 50 million Deutsche Bank shares against a contribution in kind excluding subscription rights. Therefore, upon closing of the new structure the Group's Tier 1 capital consumption was reduced compared to the previous structure. The Deutsche Bank shares will be issued from authorized capital. As a result, Deutsche Post will acquire a shareholding of approximately 8 % in Deutsche Bank AG, over half of which it can dispose of from the end of April 2009, with the other half disposable from mid-June 2009. At closing, Deutsche Bank AG acquired mandatory exchangeable bonds issued by Deutsche Post. After three years, these bonds will be exchanged for 60 million Postbank shares, or a 27.4 % stake. Put and call options are in place for the remaining 26.4 million shares, equal to a 12.1 % stake in Deutsche Postbank. In addition, Deutsche Bank AG paid cash collateral of € 1.1 billion for the options which are exercisable between the 36th and 48th month after closing.

Cosmopolitan Resort and Casino. As disclosed in Note [19] Property and Equipment, in September 2008 we foreclosed on the Cosmopolitan Resort and Casino property and have continued to develop the project. The property is classified as investment property under construction in Premises and equipment, and had a carrying value of € 1.1 billion as of December 31, 2008.

In the first quarter of 2009, there was evidence of a significant deterioration of condominium, hotel and casino market conditions in Las Vegas. In light of this, we are currently considering various alternatives for the future development and execution of the Cosmopolitan Resort and Casino project. The recoverable value of the asset is dependent on the developing market conditions and the course of action taken by us. As a result it is possible that an impairment to the carrying value may be required in 2009 which cannot be reliably quantified at this time.

Outlook

The Global Economy

The global economy is currently experiencing its steepest decline in post-war history and is expected to suffer its first net decline since World War II in the current year, after having expanded by 3.5 % in 2008. The global economy may start to stabilize by year-end 2009 before returning to moderate growth in 2010.

The United States economy is the driver of the global contraction. After slipping into recession in early 2008, U.S. economic output appears set to contract by as much as 3 % in the course of the year, notwithstanding an economic stimulus package worth almost U.S.$ 800 billion and despite the Fed's zero-interest-rate policy. Only in 2010 is it likely to return to a growth trajectory, albeit much below its potential.

Emerging markets have been unable to decouple themselves from the United States economy's strong downturn. Growth in Asia will probably decline to below 4 % in 2009, less than half the rate of 2007. Latin America will likely stagnate and Eastern Europe may even shrink slightly in the current year.

The eurozone economies have followed the U.S. into recession. A noticeable improvement is unlikely before late 2009 or early 2010. Germany, with its pronounced dependence on exports, is hit particularly hard by the slump in global demand. We expect real Gross Domestic Product in Germany to shrink by 3.5 %, despite supportive factors including lower oil and commodity prices, the ECB's relaxation of monetary policy and the government's extensive economic stimulus packages. The German economy may see a slight recovery in 2010, with GDP growth of around 1 %.

Economic output in the eurozone as a whole is likely to experience a decline in 2009 of more or less the same magnitude as Germany's. While some member states of the eurozone are less dependent on foreign demand than Germany, corrections in the real estate markets of countries such as Spain, Ireland and the United Kingdom will likely weigh on the GDP growth of those nations.

Driven by oil and commodities prices, inflation reached multi-year highs in industrial countries during 2008. As the recession set in commodities prices declined steeply, substantially alleviating inflation pressures. In the U.S., consumer prices have already stagnated in year-on-year terms in January 2009 and could in fact fall by close to 1 % in 2009 on average. Core inflation, however, which excludes fuel and food prices, is likely to come in at around 1.5 %. Inflation may also temporarily turn negative in Germany in 2009.

Additional risks for the global economy could result from a heightening of geopolitical tensions, political instability, potential terrorist activities or regional outbreaks of armed conflict. A further deepening or substantial exacerbation of the financial crisis, particularly when combined with a failure of government intervention to control the impact, could result in significant disruptions in the financial sector, lead to the collapse of financial institutions, and cause the global economy to slide into a long-lasting economic depression.

The Banking Industry and the Deutsche Bank Group

The outlook for the banking industry and the Deutsche Bank Group has been profoundly influenced by the financial crisis which began in 2007, and particularly by the events of the last quarter of 2008. During this quarter, financial markets underwent a period of exceptionally turbulent and difficult conditions. Following the insolvency of a large U.S. investment bank in September, capital markets faced conditions of acute stress, with interbank lending severely reduced, extreme illiquidity in credit and other markets, and exceptional volatility, including sharp falls, in major equity markets. These developments also put pressure on bank balance sheets, and their liquidity and funding arrangements. Central banks and governments intervened on a scale unprecedented in recent years, injecting liquidity in key markets and recapitalizing banks through direct equity stakes.

In 2009, very difficult conditions are likely to persist for the banking industry, although government and central bank interventions continue in an effort to stabilize the markets and restore confidence. The industry will likely face several significant challenges. Balance sheets will continue to face pressure from exposure to legacy problem assets, and from a deterioration of the credit environment as the crisis increasingly impacts the wider economy. Loan books will come under pressure from rising default rates as conditions deteriorate for both corporate and private customers. These and other factors will, in turn, put pressure on capital ratios. Revenues will be adversely impacted by softening demand from clients in some product areas as a result of slower economic activity, restrictions on credit availability, and wariness on the part of both private and institutional investors.

The banking industry will also face political, regulatory and organizational challenges. In 2008, the banking sector witnessed substantial consolidation and merger activity. This will likely result in significant upheavals from post-merger integration, restructurings, or internal reorganizations in the institutions concerned. Strategy, lending policy, profit distributions and executive compensation practices, among other areas, will also likely be influenced by increased government intervention, notably in those banks in which governments have taken direct shareholdings, and by the prospect of tighter regulation.

In 2010, some degree of recovery in the banking industry is foreseeable, driven by several factors: the impact of government and central bank measures to stabilize both financial markets and financial institutions; the gradual recovery of the global economy mentioned above, in part aided by the economic stimulus measures taken by governments around the world; corrective measures already taken or currently being taken by the banking industry itself; and a gradual stabilization of the real estate market in the U.S. and some other major economies. However, in some particular product areas, including certain illiquid, structured credit products and leveraged finance, market volumes are unlikely to return to the levels of 2006 and the first half of 2007. Ineffectiveness of the above-mentioned stimulative and corrective measures, or further deterioration of the global economy and financial markets despite these measures, would negatively impact the outlook for the banking industry.

The Deutsche Bank Group

This environment will create substantial challenges for all Deutsche Bank's businesses, and these are described in detail below. In 2008, the Bank took significant steps to mitigate these challenges including strengthening capital ratios, reducing legacy trading-book exposures in key areas such as leveraged finance and commercial real estate, making reductions in non-derivative trading assets, reducing costs in certain areas, and maintaining a substantial funding base. All of these factors will likely contribute positively to the bank's financial strength in 2009. Reductions in balance sheet, while lowering risk profile, may entail some 'opportunity cost' in respect of 2009 revenues.

Continuing adverse market conditions may also affect revenues in Deutsche Bank's core businesses, thus creating the need for cost-saving measures in addition to those already implemented. Such cost-saving measures could potentially include headcount reductions, which could in turn create the need for severance or other related costs in the near term.

Deutsche Bank will also be affected by the political, regulatory and organizational challenges described above. In some areas, the impact on Deutsche Bank will be less than on some peers, since Deutsche Bank did not undergo major merger activity, nor did it receive direct government funds. Organizational disruptions from merger integration or restructuring at other banks, or restrictions placed on the activities of other banks which have received direct government aid, may therefore present an opportunity for Deutsche Bank to gain market share in key businesses, or to invest selectively in its business either by attracting new talent or by making bolt-on acquisitions, subject to managing its capital and key ratios in line with market conditions and requirements. Conversely, Deutsche Bank will be impacted by any future regulatory changes, and has already initiated a review of its compensation procedures.

If the global economy, financial markets, legal and regulatory environment, and competitive environment develop as foreseen, Deutsche Bank expects to return to profitability in 2009.

In 2010, Deutsche Bank is positioned to benefit from the above-mentioned positive impact of measures taken by governments and central banks to stabilize the global financial system and stimulate economic recovery in major industrialized nations. Deutsche Bank will also likely experience the benefit of measures taken by Deutsche Bank management in response to the financial crisis, which are discussed in detail elsewhere in this report. On the other hand, further deterioration of the global economy and/or financial markets, or ineffectiveness of the above-mentioned corrective and stimulative measures, would negatively impact the outlook for Deutsche Bank in 2010.

Investment Banking

The investment banking business will face significant challenges in 2009. Capital markets will likely continue to be affected by illiquidity, volatility, and a lack of overall direction, all of which are likely to undermine investor sentiment. Investment banking revenue pools are likely to remain below pre-crisis levels. Certain highly structured, securitized or illiquid trading businesses, which were severely affected by the developments of 2008, are unlikely to return to their previous levels in the near term. By contrast, volumes in liquid, 'flow' trading products, such as foreign exchange or money market trading, have remained robust even in very difficult conditions. Business volumes in leveraged finance are also likely to continue at considerably lower levels than before the crisis began, and the reduced availability of financial leverage will impact M&A and buy-out activity, both in terms of transaction volume and the size of individual transactions. Commercial real estate activity is also likely to be substantially below pre-crisis levels. The level of IPO activity is likely to remain below that of 2006 and early 2007, given uncertain equity markets, although the corporate sector's need for recapitalization and restructuring advice is likely to be positive for demand.

This environment will present both challenges and opportunities for Deutsche Bank's Corporate Banking and Securities (CB&S) business. In certain structured trading products, including securitizations and structured credit, CB&S's revenues will be negatively impacted by the lower levels of market activity in these areas. CB&S's corporate finance activity will also likely be faced with lower market activity in primary market origination and M&A advisory. New activity in the leveraged finance and commercial real estate businesses will also likely remain significantly below pre-crisis levels. However, in sales and trading, CB&S's leadership position, as measured by revenues and industry surveys, in certain 'flow' trading businesses should benefit from continued solid volumes in these areas, while the need for recapitalization and restructuring advice on the part of corporate clients presents a revenue opportunity for the corporate finance business, both in advisory and secondary capital raisings. CB&S will also be positively impacted by a widening of margins in some trading products compared to pre-crisis levels, and has the opportunity to gain market share in the wake of recent consolidation activity, as some investment banking competitors restructure, reorganize, reduce their activity in or withdraw entirely from certain businesses.

Transaction Banking

The outlook for transaction banking will likely be influenced by both negative and positive factors. 2008 and 2009 have seen and will likely continue to see reductions in interest rates in the Eurozone and other major economies, and this will adversely affect the outlook for net interest income. Exchange rate trends may also be unfavorable for transaction banking, while a more general economic slowdown in major markets will likely adversely impact international trade, and thus reduce the scope for growth in trade finance. On the other hand, stabilization of the U.S. economy, strengthening of the U.S. dollar and an upturn in U.S. interest rates would favorably impact the outlook for revenue generation, as would any stabilization of the housing market in the U.S.

Deutsche Bank's Global Transaction Banking (GTB) business will likely be adversely impacted by the environmental challenges outlined above. Conversely, GTB's outlook may be positively influenced by the sustained momentum of profitable growth and client acquisition in recent years, together with its leading position in major markets, which leaves it well-placed to attract new clients in challenging conditions. The business is positioned to benefit from expansion into new markets and increased penetration of the client base in existing core markets. GTB is also well-positioned to leverage existing technologies in order to expand its offering to clients, and to penetrate client groups in the lower mid-cap segment. Developments in GTB's product offering, such as 'FX4Cash' (a platform for high-volume, low value foreign exchange payments), contribute favorably to the outlook.

Investment Management

The outlook for the investment management business will be negatively influenced by several factors in 2009. The decline in equity market valuations during 2008, and lower market activity on the part of both private and institutional clients, will likely reduce revenues from performance fees and commissions, while the very difficult conditions for the hedge fund industry in the second half of 2008, together with declines in the real estate market in major economies around the world, will negatively impact the prospects for alternative investments. Infrastructure investments will likely come under pressure from slower domestic and international trade against the backdrop of a slower global economy. Revenues will likely also come under pressure if investors retreat to the perceived safety of cash or to simpler, lower-margin products. Conversely, the outlook would be positively impacted by any stabilization or rally in equity markets, and by increasing customer interest in defensive investment products. Furthermore, certain fundamental long-term trends will likely continue to support the investment management business: increasing demand for privately-funded retirement savings against a backdrop of rising longevity and ageing populations in mature economies, together with sustained wealth creation, albeit at a lower pace than in recent years, in emerging economies.

As a leading and diversified service provider with a global presence, Deutsche Bank's Asset and Wealth Management (AWM) business may be adversely impacted by the environmental challenges outlined above. In Asset Management, the retail mutual funds business is exposed to weakness in equity markets and to difficulties in money market funds witnessed during 2008, while the alternative assets business is exposed to weakness in the hedge fund segment, to continued difficult conditions in real estate markets, and to the above-mentioned pressure on infrastructure investments. Conversely, both Asset Management and Private Wealth Management are likely to be positively impacted by the results of productivity and cost efficiency measures, and reengineering efforts aimed at restoring operating leverage in Asset Management, initiated in 2008, as well as by the fundamental long-term trends described above. Private Wealth Management will also likely gain from recent and planned selective investments in its platform, from the net money inflows of 2008 and earlier years, and from the development and introduction of new products and wealth advisory services.

Private and Business Banking

In 2009, the private and business banking environment will likely be adversely impacted by several factors, and Deutsche Bank management has put in place initiatives in response to these factors. Revenues from brokerage and portfolio management will continue to come under pressure, as was the case in the fourth quarter of 2008, from lower valuations in equity markets and from a reduction in customer brokerage activity reflecting the more negative sentiment in equity markets. Cash deposits, and simpler investment products, are likely to remain in demand from private investors. Deposit margins are likely to come under pressure from lower interest rates and from intense competition between banks to attract and retain customers. Provisions for loan losses are likely to rise in a more challenging and, in some cases, recessionary environment. In some markets, including Germany, the retail banking landscape will also likely be impacted by post-merger integration activity following the consolidations which occurred in 2008.

The outlook for Deutsche Bank's Private & Business Clients (PBC) business will be substantially influenced by these factors. Revenues will be negatively impacted by lower levels of activity in brokerage and portfolio management, and by tighter margins on deposits; however, this impact will be counterbalanced by PBC's addition of 800,000 net new clients and € 19 billion of deposits during 2008. Provisions for loan losses, in a more difficult economic climate, are also likely to negatively impact profitability in 2009; on the other hand, this effect will likely be counterbalanced by risk management measures taken during 2008. The efficiency measures contained in PBC's Growth and Efficiency Program, launched in 2008, which includes both cost savings and selective investments in the platform, will also likely positively impact the business. PBC will also aim to benefit from its co-operation agreement with Deutsche Postbank, which involves collaboration in IT and sourcing as well as marketing of complementary products.

Risk Report

Risk and Capital Management

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our group divisions. The importance of a strong focus on risk management and the continuous need to refine risk management practice has become particularly evident during the financial market crisis that began in 2007 and continues through the date of this report. While our risk and capital management continuously evolves and improves, there can be no assurance that all market developments, in particular those of extreme nature, can be fully anticipated at all times.

Risk and Capital Management Principles

The following key principles underpin our approach to risk and capital management:

- Our Management Board provides overall risk and capital management supervision for our consolidated Group. Our Supervisory Board regularly monitors our risk and capital profile.
- We manage credit, market, liquidity, operational, business, legal and reputational risks as well as our capital in a coordinated manner at all relevant levels within our organization. This also holds true for complex products which we typically manage within our framework established for trading exposures.
- The structure of our integrated legal, risk & capital function is closely aligned with the structure of our group divisions.
- The legal, risk & capital function is independent of our group divisions.

Risk and Capital Management Organization

Our Chief Risk Officer, who is a member of our Management Board, is responsible for our credit, market, liquidity, operational, business, legal and reputational risk management as well as capital management activities within our consolidated Group and heads our integrated legal, risk & capital function.

Two functional committees are central to the legal, risk & capital function. The Capital and Risk Committee is chaired by our Chief Risk Officer, with the Chief Financial Officer being Vice-Chairman. The responsibilities of the Capital and Risk Committee include risk profile and capital planning, capital capacity monitoring and optimization of funding. In addition, the Chief Risk Officer chairs our Risk Executive Committee, which is responsible for management and control of the aforementioned risks across our consolidated Group. The Deputy Chief Risk Officer reports directly to the Chief Risk Officer and is among the voting members of our Risk Executive Committee.

Dedicated legal, risk & capital units are established with the mandate to:

- Ensure that the business conducted within each division is consistent with the risk appetite that the Capital and Risk Committee has set;
- Formulate and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
- Approve credit risk, market risk and liquidity risk limits;
- Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and
- Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.

The Group Reputational Risk Committee (GRRC) is an official sub-committee of the Risk Executive Committee and is chaired by the Chief Risk Officer. The GRRC reviews and makes final determinations on all reputational risk issues, where escalation of such issues is deemed necessary by senior business and regional management, or required under other Group policies and procedures.

Our finance and audit departments support our legal, risk & capital function. They operate independently of both the group divisions and of the legal, risk & capital function. The role of the finance department is to help quantify and verify the risk that we assume and ensure the quality and integrity of our risk-related data. Our audit department performs risk-oriented reviews of the design and operating effectiveness of our internal control procedures and provides independent assessments to the Management Board and the Audit Committee of the Supervisory Board.

Categories of Risk

The most important risks we assume are specific banking risks and reputational risks, as well as risks arising from the general business environment.

Specific Banking Risks

Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, liquidity risk and operational risk.

- Credit risk arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, borrower or obligor (which we refer to collectively as "counterparties"). We distinguish among three kinds of credit risk:
  - Default risk is the risk that counterparties fail to meet contractual payment obligations.
  - Country risk is the risk that we may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country risk includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to nonresidents due to direct sovereign intervention.

  - Settlement risk is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.
- Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.
- Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.
- Operational risk is the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.

Reputational Risk

Within our risk management processes, we define reputational risk as the risk that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public's trust in our organization.

Business Risk

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our results if we fail to adjust quickly to these changing conditions.

Insurance Specific Risk

Our exposure to insurance risk increased upon our 2007 acquisition of Abbey Life Assurance Company Limited and our 2006 acquisition of a stake in Paternoster Limited, a regulated insurance company. We are primarily exposed to the following insurance-related risks.

- Mortality and morbidity risks – the risks of a higher or lower than expected number of death claims on assurance products and of an occurrence of one or more large claims, and the risk of a higher or lower than expected number of disability claims, respectively. We aim to mitigate these risks by the use of reinsurance and the application of discretionary charges. We investigate rates of mortality and morbidity annually.
- Longevity risk – the risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products. We monitor this risk carefully against the latest external industry data and emerging trends.
- Expenses risk– the risk that policies cost more or less to administer than expected. We monitor these expenses by an analysis of our actual expenses relative to our budget. We investigate reasons for any significant divergence from expectations and take remedial action. We reduce the expense risk by having in place (until 2010 with the option of renewal for two more years) an outsourcing agreement which covers the administration of the policies.
- Persistency risk– the risk of a higher or lower than expected percentage of lapsed policies. We assess our persistency rates annually by reference to appropriate risk factors.

Risk Management Tools

We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:

— Economic capital. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. "Very severe" in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk. In 2008, we refined our economic capital modeling in particular by completing a Group-wide roll-out of our "multi-state" model for credit risk, which is intended to more comprehensively capture the effects of rating migration. We further modified our economic capital framework to capture more comprehensively profit and loss effects due to fair value accounting. As part of this model adjustment, we now report economic capital for traded default risk and all assets which are fair valued through profit and loss within market risk rather than credit risk. This enables us to also measure the price volatility of these assets within our economic capital. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and other nonamortizing intangibles) in order to allocate our book capital among our businesses. This enables us to assess each business unit's risk-adjusted profitability, which is a key metric in managing our financial resources. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships. See "Overall Risk Position" below for a quantitative summary of our economic capital usage.

— Expected loss. We use expected loss as a measure of our credit and operational risk. Expected loss is a measurement of the loss we can expect within a one-year period from these risks as of the respective reporting date, based on our historical loss experience. When calculating expected loss for credit risk, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations as a component of our collectively assessed allowance for credit losses included in our financial statements. For operational risk we determine the expected loss from statistical averages of our internal loss history, recent risk trends as well as forward looking expert estimates.

- Value-at-Risk. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated using predetermined correlations) in that portfolio.
- Stress testing. We supplement our analysis of credit, market, liquidity and operational risk with stress testing. For market risk management purposes, we perform stress tests because value-at-risk calculations are based on relatively recent historical data, only purport to estimate risk up to a defined confidence level and assume good asset liquidity. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures, both on our highly liquid and less liquid trading positions as well as our investments. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under the scenarios of extreme market conditions we select for our simulations. Our 2008 experience in relation to these stress tests is discussed further below. For credit risk management purposes, we perform stress tests to assess the impact of changes in general economic conditions on our credit exposures or parts thereof as well as the impact on the creditworthiness of our portfolio. For liquidity risk management purposes, we perform stress tests and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. For operational risk management purposes, we perform stress tests on our economic capital model to assess its sensitivity to changes in key model components, which include external losses. Among other things, the results of these stress tests enable us to assess the impact of significant changes in the frequency and/or severity of operational risk events on our operational risk economic capital.
- Regulatory risk assessment. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in Note [36] of the consolidated financial statements.

Credit Risk

We measure and manage our credit risk following the below principles:

- In all our group divisions consistent standards are applied in the respective credit decision processes.
- The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies.
- Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.
- We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
- We measure and consolidate all our credit exposures to each obligor on a global consolidated basis that applies across our consolidated Group. We define an "obligor" as a group of individual borrowers that are linked to one another by any of a number of criteria we have established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit we have extended.

Credit Risk Ratings

A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with a counterparty. Our risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures we apply to the ongoing exposure.

We have our own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of our counterparties. Our granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in our portfolio, enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. Several default ratings therein enable us to incorporate the potential recovery rate of defaulted exposure. We generally rate our credit exposures individually. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.

Credit Limits

Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors.

Monitoring Default Risk

We monitor all of our credit exposures on a continuing basis using the risk management tools described above. We also have procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss. We aim to identify counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where we have identified counterparties where problems might arise, the respective exposure is placed on a watchlist.

Monitoring Traded Default Risk

We monitor corporate default exposures in our developed markets' trading book with a dedicated risk management unit combining our credit and market risk expertise. We use appropriate portfolio limits and ratings-driven thresholds on single-issuer basis, combined with our market risk management tools to risk manage such positions. Positions outside of this scope continue to be risk managed by our respective credit and market risk units.

Loan Exposure Management Group

As part of our overall framework of risk management, the Loan Exposure Management Group ("LEMG") focuses on managing the credit risk of loans and lending-related commitments of the international investment-grade portfolio and the medium-sized German companies' portfolio within our Corporate and Investment Bank Group Division.

Acting as a central pricing reference, LEMG provides the respective Corporate and Investment Bank Group Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the loan remains with Credit Risk Management.

LEMG is concentrating on two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:

— to reduce single-name and industry credit risk concentrations within the credit portfolio, and
— to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance coverage and single-name and portfolio credit default swaps.

The notional amount of LEMG's risk reduction activities increased by 21 % from € 47.0 billion as of December 31, 2007, to € 56.7 billion as of December 31, 2008.

As of year-end 2008, LEMG held credit derivatives with an underlying notional amount of € 36.5 billion. The position totaled € 31.6 billion as of December 31, 2007.

The credit derivatives used for our portfolio management activities are accounted for at fair value.

LEMG also mitigated the credit risk of € 20.1 billion of loans and lending-related commitments as of December 31, 2008, by synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 15.3 billion as of December 31, 2007. LEMG further mitigated the credit risk of € 70 million of loans and lending-related commitments as of December 31, 2008 by way of credit-linked notes. This position totaled € 74 million as of December 31, 2007. Credit risk mitigation by way of credit-linked notes or synthetic collateralized loan obligations supported by financial guarantees addresses the credit risk of the less liquid underlying positions.

LEMG has elected to use the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this option are met. The notional amount of loans and commitments reported at fair value increased during the year to € 50.5 billion as of December 31, 2008, from € 44.7 billion as of December 31, 2007, as new loans were originated and those that qualified were designated to be reported at fair value. By reporting loans and commitments at fair value, LEMG has significantly reduced profit and loss volatility that resulted from the accounting mismatch that existed when all loans and commitments were reported at historical cost while derivative hedges were reported at fair value.

Credit Exposure

We define our credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit risk mitigating transactions. In the tables below, we show details about several of our main credit exposure categories, namely loans, irrevocable lending commitments, contingent liabilities and over-the-counter ("OTC") derivatives:

- "Loans" are net loans as reported on our balance sheet at amortized cost but before deduction of our allowance for loan losses.
- "Irrevocable lending commitments" consist of the undrawn portion of irrevocable lending-related commitments.
- "Contingent liabilities" consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
- "OTC derivatives" are our credit exposures from over-the-counter derivative transactions that we have entered into, after netting and cash collateral received. On our balance sheet, these are included in trading assets or, for derivatives qualifying for hedge accounting, in other assets, in either case, before netting and cash collateral received.

Although we consider them in monitoring our credit exposures, the following are not included in the tables below: cash and due from banks, interest-earning deposits with banks, and accrued interest receivables, amounting to € 79.2 billion at December 31, 2008 and € 37.8 billion at December 31, 2007, forward committed repurchase and reverse repurchase agreements of € 38.4 billion at December 31, 2008 and € 56.3 billion at December 31, 2007, "tradable assets", which include bonds, loans and other fixed-income products that are in our trading assets and in securities available for sale, of € 210.2 billion at December 31, 2008 and € 457.7 billion at December 31, 2007 as well as loans designated at fair value, of € 18.7 billion at December 31, 2008 and € 21.5 billion at December 31, 2007.

The following table breaks down several of our main credit exposure categories by geographical region. For this table, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere. The increases in the below credit exposure were primarily in loans and derivatives and for both within Western Europe and North America. The loan increase was partly due to € 34.4 billion assets being reclassified under IAS 39 while the derivative increase was driven by large interest rate moves and to a lesser extent by volatile markets.

Credit risk profile by region	Loans[1]		Irrevocable lending commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Eastern Europe	7,672	4,334	1,654	1,694	2,086	1,479	2,033	972	13,445	8,479
Western Europe	185,577	141,572	38,698	47,948	25,289	29,021	48,677	30,982	298,241	249,523
Africa	1,076	747	333	224	566	801	297	552	2,272	2,324
Asia/Pacific	16,887	15,006	6,156	9,688	6,223	5,672	13,225	8,371	42,491	38,737
North America	56,129	37,087	56,812	68,495	13,943	12,407	57,177	29,517	184,061	147,506
Central and South America	3,530	1,754	196	375	660	480	1,552	965	5,938	3,574
Other[4]	348	97	228	87	48	46	629	643	1,253	873
Total	**271,219**	**200,597**	**104,077**	**128,511**	**48,815**	**49,905**	**123,590**	**72,002**	**547,701**	**451,015**

1 Includes impaired loans amounting to € 3.7 billion as of December 31, 2008 and € 2.6 billion as of December 31, 2007.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 2.8 billion as of December 31, 2008 and € 2.7 billion as December 31, 2007.
3 Includes the effect of master agreement netting and cash collateral received where applicable.
4 Includes supranational organizations and other exposures that we have not allocated to a single region.

The following table breaks down several of our main credit exposure categories according to the industry sectors of our counterparties.

Credit risk profile by industry sector	Loans[1]		Irrevocable lending commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Banks and insurance	26,998	12,850	24,970	28,286	11,568	11,005	68,641	36,048	132,177	88,189
Manufacturing	19,043	16,067	24,889	24,271	13,669	11,508	4,550	3,537	62,151	55,383
Households	83,376	70,863	3,862	3,784	1,768	1,724	791	1,497	89,797	77,867
Public sector	9,972	5,086	819	1,023	628	888	7,125	5,493	18,544	12,490
Wholesale and retail trade	11,761	8,916	6,377	5,840	3,423	3,496	1,264	839	22,825	19,090
Commercial real estate activities	27,083	16,476	2,239	3,144	2,403	1,902	3,213	455	34,938	21,977
Other[4, 5]	92,986	70,339	40,921	62,162	15,356	19,383	38,006	24,134	187,269	176,018
Total	**271,219**	**200,597**	**104,077**	**128,511**	**48,815**	**49,905**	**123,590**	**72,002**	**547,701**	**451,015**

1 Includes impaired loans amounting to € 3.7 billion as of December 31, 2008 and € 2.6 billion as of December 31, 2007.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 2.8 billion as of December 31, 2008 and € 2.7 billion as of December 31, 2007.
3 Includes the effect of master agreement netting and cash collateral received where applicable.
4 Loan exposures for Other include lease financing.
5 Included in the category "Other" is investment counseling and administration exposure of € 67.9 billion and € 54.8 billion as of December 31, 2008 and December 31, 2007, respectively.

Our loans, irrevocable lending commitments, contingent liabilities and OTC derivatives-related credit exposure to our ten largest counterparties accounts for 7 % of our aggregated total credit exposure in these categories as of December 31, 2008. Our top ten counterparty exposures are typically with well-rated counterparties or relate to structured trades which show high levels of collateralization.

We also classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

- Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
- Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

Corporate Credit Exposure

The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

This table reflects an increase in our corporate loan book, of which € 34.4 billion was due to assets reclassified to loans according to IAS 39, as well as a continued good quality of our lending-related credit exposures. The portion of our corporate loan book carrying an investment-grade rating decreased from 70 % at December 31, 2007 to 66 % at December 31, 2008, reflecting the general credit deterioration in light of the market turbulence throughout 2008. However, as discussed above, the loan exposure shown in the table below does not take into account any collateral, other credit enhancement or credit risk mitigating transactions. After consideration of such credit mitigants, we believe that there is no undue concentration risk and our loan book is well-diversified. The increase in our OTC derivatives exposure was substantially driven by interest and foreign exchange products, reflecting a substantial fall in yield curves, especially in the second half of 2008, and took place mainly within the investment-grade rating band. OTC derivatives exposure as shown below does not include credit risk mitigants (other than master agreement netting) or collateral (other than cash). Taking these mitigants into account, the remaining current credit exposure is significantly lower and in our judgment well-diversified and geared towards investment grade counterparties.

Corporate credit exposure credit risk profile by creditworthiness category	Loans[1]		Irrevocable lending commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
AAA–AA	40,749	22,765	20,373	28,969	5,926	7,467	65,598	39,168	132,646	98,370
A	29,752	30,064	30,338	31,087	11,976	15,052	22,231	13,230	94,297	89,432
BBB	53,360	30,839	26,510	35,051	15,375	13,380	15,762	8,008	111,007	87,277
BB	44,132	26,590	19,657	25,316	10,239	9,146	13,009	7,945	87,037	68,996
B	10,458	6,628	5,276	7,431	4,412	4,252	3,898	2,370	24,044	20,681
CCC and below	8,268	3,342	1,923	657	887	609	3,092	1,281	14,170	5,889
Total	**186,719**	**120,228**	**104,077**	**128,511**	**48,815**	**49,905**	**123,590**	**72,002**	**463,201**	**370,646**

1 Includes impaired loans mainly in category CCC and below amounting to € 2.3 billion as of December 31, 2008 and € 1.5 billion as of December 31, 2007.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 2.8 billion as of December 31, 2008 and € 2.7 billion as of December 31, 2007.
3 Includes the effect of master agreement netting and cash collateral received where applicable.

Consumer Credit Exposure

The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure	
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Consumer credit exposure Germany:	57,139	56,504	1.54 %	1.68 %	0.65 %	0.64 %
Consumer and small business financing	15,047	14,489	1.98 %	1.96 %	1.98 %	1.76 %
Mortgage lending	42,092	42,015	1.39 %	1.58 %	0.18 %	0.26 %
Consumer credit exposure outside Germany	27,361	23,864	1.92 %	1.24 %	0.94 %	0.55 %
Total consumer credit exposure[1]	**84,500**	**80,368**	**1.67 %**	**1.55 %**	**0.74 %**	**0.62 %**

1 Includes impaired loans amounting to € 1.4 billion as of December 31, 2008 and € 1.1 billion as of December 31, 2007.

The volume of our consumer credit exposure rose by € 4.1 billion, or 5 %, from 2007 to 2008, driven both by the volume growth of our portfolio outside Germany (up € 3.5 billion) with strong growth in Italy (up € 1.5 billion), Poland (up € 1.0 billion) and Spain (up € 611 million) as well as in Germany (up € 635 million). Total net credit costs as a percentage of total exposure increased overall compared to 2007 reflecting our strategy to invest in higher margin consumer finance business as well as the deteriorating credit conditions in Spain. In Germany the increase in net credit costs was driven by the consumer finance business and only partially offset by a reduction in mortgage lending. Outside Germany the increase in net credit costs was mainly driven by the exacerbating economic crisis in Spain which adversely affected all our loan portfolios there and by our consumer finance business in Italy and Poland. The higher percentage of delinquent loans outside Germany was predominantly driven by our mortgage business in Spain.

Credit Exposure from Derivatives

To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swaps and Derivatives Association's master agreements for derivatives) with our clients. A master agreement allows the netting of obligations arising under all of the derivatives transactions that the agreement covers upon the counterparty's default, resulting in a single net claim against the counterparty (called "close-out netting"). For parts of our derivatives business we also enter into payment netting agreements under which we set off amounts payable on the same day in the same currency and in respect to all transactions covered by these agreements, reducing our principal risk.

For internal credit exposure measurement purposes, we only apply netting when we believe it is legally enforceable for the relevant jurisdiction and counterparty. Also, we enter into collateral support agreements to reduce our derivatives-related credit risk. These collateral arrangements generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call. As with netting, when we believe the collateral agreement is enforceable we reflect this in our exposure measurement.

As the replacement values of our portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure our potential future exposure against separate limits. We supplement our potential future exposure analysis with stress tests to estimate the immediate impact of extreme market events on our exposures (such as event risk in our Emerging Markets portfolio).

Treatment of Default Situations under Derivatives

Unlike in the case of our standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able to obtain additional collateral or terminate the transactions or the related master agreement.

When our decision to terminate transactions or the related master agreement results in a residual net obligation of the counterparty, we restructure the obligation into a nonderivative claim and manage it through our regular workout process. As a consequence, we do not show any nonperforming derivatives.

The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2008.

Dec 31, 2008 in € m.	Notional amount maturity distribution Within one year	> 1 and ≤ 5 years	After five years	Total	Positive market value	Negative market value	Net market value
Interest-rate-related transactions:							
OTC products:							
FRAs	4,246,883	240,762	2,327	4,489,972	11,195	(10,395)	799
Interest rate swaps (single currency)	11,420,341	11,453,935	9,251,828	32,126,104	570,204	(550,811)	19,393
Purchased interest rate options	396,285	567,857	280,663	1,244,806	71,120	–	71,120
Written interest rate options	459,646	601,245	297,014	1,357,905	–	(76,643)	(76,643)
Other interest rate trades							
Exchange-traded products:							
Interest rate futures	217,707	126,822	685	345,214	–	–	–
Purchased interest rate options	104,754	16,737	–	121,491	357	–	357
Written interest rate options	77,180	9,783	–	86,964	–	(216)	(216)
Sub-total	**16,922,796**	**13,017,141**	**9,832,517**	**39,772,456**	**652,876**	**(638,065)**	**14,810**
Currency-related transactions:							
OTC products:							
Forward exchange trades	561,840	67,213	5,292	634,346	25,148	(25,329)	(181)
Cross currency swaps	1,676,218	716,206	414,971	2,807,395	128,593	(127,225)	1,368
Purchased foreign currency options	324,102	110,820	34,698	469,621	28,083	–	28,083
Written foreign currency options	315,905	118,776	25,661	460,342	–	(25,506)	(25,506)
Exchange-traded products:							
Foreign currency futures	8,309	749	36	9,095	–	–	–
Purchased foreign currency options	2,106	191	–	2,297	212	–	212
Written foreign currency options	2,674	18	–	2,692	–	(198)	(198)
Sub-total	**2,891,154**	**1,013,973**	**480,658**	**4,385,788**	**182,036**	**(178,258)**	**3,778**
Equity/index-related transactions:							
OTC products:							
Equity forward	938	1	489	1,427	200	(158)	42
Equity/index swaps	75,665	58,993	24,783	159,441	18,722	(14,780)	3,942
Purchased equity/index options	128,377	129,524	36,314	294,214	44,993	–	44,993
Written equity/index options	139,590	167,387	49,325	356,301	–	(53,933)	(53,933)
Exchange-traded products:							
Equity/index futures	20,023	48	28	20,099	–	–	–
Equity/index purchased options	197,250	66,611	11,132	274,993	4,869	–	4,869
Equity/index written options	176,887	69,712	16,319	262,919	–	(6,005)	(6,005)
Sub-total	**738,730**	**492,276**	**138,390**	**1,369,394**	**68,784**	**(74,876)**	**(6,092)**
Credit derivatives	**315,693**	**3,088,619**	**1,045,121**	**4,449,432**	**295,383**	**(260,849)**	**34,534**
Other transactions:							
OTC products:							
Precious metal trades	43,932	32,077	4,526	80,536	4,522	(4,234)	288
Other trades	82,195	169,726	5,855	257,776	24,805	(24,394)	411
Exchange-traded products:							
Futures	32,728	16,062	564	49,354	302	(254)	49
Purchased options	20,483	13,774	422	34,679	5,318	–	5,318
Written options	19,435	12,309	1,044	32,788	–	(5,403)	(5,403)
Sub-total	**198,773**	**243,948**	**12,411**	**455,133**	**34,947**	**(34,285)**	**663**
Total OTC business	**20,187,610**	**17,523,140**	**11,478,867**	**49,189,619**	**1,222,967**	**(1,174,257)**	**48,710**
Total exchange-traded business	**879,536**	**332,817**	**30,230**	**1,242,584**	**11,059**	**(12,076)**	**(1,017)**
Total	**21,067,146**	**17,855,957**	**11,509,097**	**50,432,203**	**1,234,026**	**(1,186,333)**	**47,693**
Positive market values including the effect of netting and cash collateral received					**130,375**		

Distribution Risk

We frequently underwrite large commitments with the intention to sell down or distribute most of the risk to third parties. These commitments include the undertaking to fund bank loans and to provide bridge loans for the issuance of public bonds. The sell down or distribution is, under normal market conditions, typically accomplished within 90 days after the closing date. However, due to the continued market dislocation in 2008, we experienced further delays in distribution of our loan and bond commitments in the respective businesses. Our largest distribution risk during 2008 related to the businesses of Leveraged Finance and Real Estate (specifically, commercial mortgages).

For risk management purposes we treat the full amount of all such commitments as credit exposure requiring formal credit approval. This approval also includes our intended final hold. Amounts which we intend to sell are classified as trading assets and are subject to fair value accounting. The price volatility is monitored in our market risk process. To protect us against a value deterioration of such amounts, we may enter into generic market risk hedges (most commonly using related indices), which are also captured in our market risk process.

Country Risk

We manage country risk through a number of risk measures and limits, the most important being:

— Total counterparty exposure. All credit extended and OTC derivatives exposure to counterparties domiciled in a given country that we view as being at risk due to economic or political events ("country risk event"). It includes nonguaranteed subsidiaries of foreign entities and offshore subsidiaries of local clients.
— Transfer risk exposure. Credit risk arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a "transfer risk event"). It includes all of our credit extended and OTC derivatives exposure from one of our offices in one country to a counterparty in a different country.
— Highly-stressed event risk scenarios. We use stress testing to measure potential risks on our trading positions and view these as market risk.

Country Risk Ratings

Our country risk ratings represent a key tool in our management of country risk. They are established by an independent country risk research function within our Credit Risk Management function and include:

— Sovereign rating. A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.
— Transfer risk rating. A measure of the probability of a "transfer risk event."
— Event risk rating. A measure of the probability of major disruptions in the market risk factors relating to a country.

All sovereign and transfer risk ratings are reviewed, at least annually, by the Group Credit Policy Committee, a sub-committee of our Risk Executive Committee. Our country risk research group also reviews, at least quarterly, our ratings for the major Emerging Markets countries. Ratings for countries that we view as particularly volatile, as well as all event risk ratings, are subject to continuous review.

We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

Country Risk Limits

We manage our exposure to country risk through a framework of limits. The bank specifically limits and monitors its exposure to Emerging Markets. For this purpose, Emerging Markets are defined as Latin America (including the Caribbean), Asia (excluding Japan), Eastern Europe, the Middle East and Africa. Limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country Risk limits are set by either our Management Board or by our Group Credit Policy Committee, pursuant to delegated authority.

Monitoring Country Risk

We charge our group divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our finance function. Our Group Credit Policy Committee also reviews data on transfer risk.

Country Risk Exposure

The following tables show the development of total Emerging Markets net counterparty exposure (net of collateral), and the utilized Emerging Markets net transfer risk exposure (net of collateral) by region.

Emerging Markets net counterparty exposure in € m.	Dec 31, 2008	Dec 31, 2007
Total net counterparty exposure	26,214	22,000
Total net counterparty exposure (excluding OTC derivatives)	17,697	16,580

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

Emerging Markets net transfer risk exposure in € m.	Dec 31, 2008	Dec 31, 2007
Africa	914	508
Asia (excluding Japan)	5,472	3,277
Eastern Europe	3,364	1,856
Latin America	1,647	658
Middle East	3,402	2,931
Total emerging markets net transfer risk exposure	**14,799**	**9,230**

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

As of December 31, 2008, our net transfer risk exposure to Emerging Markets (excluding irrevocable commitments and exposures to non-Emerging Markets bank branches) amounted to € 14.8 billion, an increase of 60 %, or € 5.6 billion, from December 31, 2007. This development was largely a result of increased OTC derivatives exposure.

Impaired Loans

Under IFRS, we consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. While we assess the impairment for our corporate credit exposure individually, we consider our smaller-balance standardized homogeneous loans to be impaired once the credit contract with the customer has been terminated.

As of December 31, 2008, our impaired loans totaled € 3.7 billion, representing a 39 % increase compared to December 31, 2007. The total € 2.1 billion net increase of impaired loans was only partly offset by € 990 million of gross charge-offs and a € 36 million decrease as a result of exchange rate movements. The increase in impaired loans is mainly attributable to our individually assessed impaired loans with net increases of € 1.2 billion, partly offset by gross charge-offs of € 364 million and a € 36 million decrease as a result of exchange rate movements. This development includes € 753 million of loans reclassified according to IAS 39, which during 2008 showed a net increase of € 944 million, partly offset by € 138 million of gross charge-offs and a € 53 million decrease as a result of exchange rate movements. The collectively assessed impaired loans increased by € 271 million, as net increases of € 896 million were offset by charge-offs of € 625 million.

Problem Loans

In keeping with SEC industry guidance, we continue to monitor and report problem loans.

Our problem loans consist of our impaired loans and, additionally, € 873 million nonimpaired problem loans as of December 31, 2008, where no impairment loss is expected but where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms or that are 90 days or more past due but for which the accrual of interest has not been discontinued.

The following table presents the components of our December 31, 2008 and December 31, 2007 problem loans and impaired loans.

			Dec 31, 2008			Dec 31, 2007
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Nonaccrual loans	2,810	1,400	4,210	1,702	1,129	2,831
Loans 90 days or more past due and still accruing	13	188	201	30	191	220
Troubled debt restructurings	144	–	144	93	–	93
Total problem loans	**2,967**	**1,588**	**4,555**	**1,824**	**1,320**	**3,144**
thereof: IFRS impaired loans	2,282	1,400	3,682	1,516	1,129	2,645

The € 1.4 billion, or 45 %, increase in our total problem loans in 2008 was due to a € 2.4 billion net increase of problem loans partly offset by € 990 million of gross charge-offs and a € 17 million decrease as a result of exchange rate movements. The increase in problem loans is mainly attributable to our individually assessed loans, with net increases of € 1.5 billion, partly offset by gross charge-offs of € 364 million and a € 17 million decrease as a result of exchange rate movements. These problem loans include € 840 million of new problem loans among the loans reclassified to the banking book as permitted by the amendments to IAS 39, comprising net new problem loans of € 1.0 billion partly offset by € 138 million of gross charge-offs and a € 65 million decrease as a result of exchange rate movements. For collectively assessed problem loans, net increases of € 893 million were partly offset by gross charge-offs of € 625 million. Included in the € 1.6 billion of collectively assessed problem loans as of December 31, 2008 are € 1.4 billion of loans that are 90 days or more past due as well as € 143 million of loans that are less than 90 days past due but for which, in the judgment of management, the accrual of interest should be ceased.

Our commitments to lend additional funds to debtors with problem loans amounted to € 71 million as of December 31, 2008, a decrease of € 58 million or 45 % compared to December 31, 2007. Of these commitments, € 6 million had been committed to debtors whose loan terms have been modified in a troubled debt restructuring, an increase of € 5 million compared to December 31, 2007.

In addition, as of December 31, 2008, we had € 4 million of lease financing transactions that were nonperforming. This amount is not included in our total problem loans.

The following table illustrates our total problem loans split between German and non-German counterparties based on the country of domicile of our counterparty for the last two years.

in € m.	Dec 31, 2008	Dec 31, 2007
Nonaccrual loans:		
German	1,738	1,913
Non-German	2,472	918
Total nonaccrual loans	**4,210**	**2,831**
Loans 90 days or more past due and still accruing:		
German	183	199
Non-German	18	21
Total loans 90 days or more past due and still accruing	**201**	**220**
Troubled debt restructurings:		
German	122	49
Non-German	22	44
Total troubled debt restructurings	**144**	**93**

Nonaccrual Loans

We place a loan on nonaccrual status if:

- the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or
- the accrual of interest should be ceased according to management's judgment as to collectibility of contractual cash flows.

When a loan is placed on nonaccrual status, the accrual of interest in accordance with the contractual terms of the loan is discontinued. However, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan. Cash receipts of interest on nonaccrual loans are recorded as a reduction of principal.

As of December 31, 2008, our nonaccrual loans totaled € 4.2 billion, an increase of € 1.4 billion, or 49 %, from 2007. The increase in nonaccrual loans took place substantially in our individually assessed loans, driven by net increases, mainly by € 1.0 billion of loans reclassified according to IAS 39, more than offsetting charge-offs and a decrease as a result of exchange rate movements.

Loans Ninety Days or More Past Due and Still Accruing

These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to accrue interest. These loans are well secured and in the process of collection and are not impaired.

In 2008, our 90 days or more past due and still accruing loans decreased by € 20 million, or 9 %, to € 201 million as of December 31, 2008.

Troubled Debt Restructurings

Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower's financial position on terms that we would not otherwise consider.

If a borrower performs satisfactorily for one year under a restructured loan, we no longer consider that borrower's loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks. Impairment for Troubled Debt Restructurings is measured using the original effective interest rate before modification of terms.

In 2008, the volume of our troubled debt restructurings increased by € 51 million, or 55 %, to € 144 million as of December 31, 2008.

Credit Loss Experience and Allowance for Loan Losses

We regularly assess whether there is objective evidence that a loan or a group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

- there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a "loss event");
- the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and
- a reliable estimate of the loss amount can be made.

We establish an allowance for loan losses that represents our estimate of impairment losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with Credit Risk Management. The components of this allowance are the individually and the collectively assessed loss allowance. We first assess whether objective evidence of impairment exists individually for loans that are significant. We then assess collectively impairment for those loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

Individually Assessed Loss Allowance

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the estimated recoverable amount. The estimated recoverable amount is measured as the present value of expected future cash flows discounted at the loan's original effective interest rate, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amounts of the loans are reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.

We regularly re-evaluate all credit exposures that have already been individually provided for, as well as all credit exposures that appear on our watchlist.

Collectively Assessed Loss Allowance

The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant, but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The collectively measured loss amount has three components:

— The first component is an amount for country risk and for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which we conduct business.
— The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experiences.
— The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been identified as individually impaired or measured as part of the smaller-balance homogeneous loans.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

All impaired loans are reviewed for changes to the recoverable amount. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.

Charge-off Policy

When we consider that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan together with the associated allowance is charged-off.

Allowance for Loan Losses

The following table presents the components of our allowance for loan losses on the dates specified, including, with respect to our German loan portfolio, a breakdown by industry of the borrower and the percentage of our total loan portfolio accounted for by those industry classifications. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (unless stated otherwise)	Dec 31, 2008		Dec 31, 2007	
German:				
Individually assessed loan loss allowance:				
Banks and insurance	1	5 %	–	–
Manufacturing	165	3 %	176	4 %
Households (excluding mortgages)	21	5 %	24	6 %
Households – mortgages	5	13 %	5	17 %
Public sector	–	2 %	–	2 %
Wholesale and retail trade	81	1 %	88	2 %
Commercial real estate activities	60	5 %	127	5 %
Other	146	5 %	189	6 %
Individually assessed loan loss allowance German total	479		609	
Collectively assessed loan loss allowance	464		481	
German total	**943**	**39 %**	**1,090**	**42 %**
Non-German:				
Individually assessed loan loss allowance	499		321	
Collectively assessed loan loss allowance	496		294	
Non-German total	**995**	**61 %**	**615**	**58 %**
Total allowance for loan losses	**1,938**	**100 %**	**1,705**	**100 %**
Total individually assessed loan loss allowance	977		930	
Total collectively assessed loan loss allowance	961		775	
Total allowance for loan losses	**1,938**		**1,705**	

Movements in the Allowance for Loan Losses

We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement.

The following table presents a breakdown of the movements in our allowance for loan losses for the periods specified.

			2008			2007
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	**930**	**775**	**1,705**	**985**	**684**	**1,670**
Provision for loan losses	382	702	1,084	146	505	651
Net charge-offs	(301)	(477)	(778)	(149)	(378)	(527)
Charge-offs	(364)	(626)	(990)	(244)	(508)	(752)
Recoveries	63	149	212	95	130	225
Changes in the group of consolidated companies	–	–	–	–	–	–
Exchange rate changes/other	(34)	(39)	(74)	(52)	(36)	(88)
Balance, end of year	**977**	**961**	**1,938**	**930**	**775**	**1,705**

The following table sets forth a breakdown of the movements in our allowance for loan losses, including, with respect to our German loan portfolio, by industry classifications for the periods specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (unless stated otherwise)	2008	2007
Balance, beginning of year	**1,705**	**1,670**
Charge-offs:		
German:		
Banks and insurance	(2)	(1)
Manufacturing	(53)	(58)
Households (excluding mortgages)	(330)	(287)
Households – mortgages	(32)	(26)
Public sector	–	–
Wholesale and retail trade	(41)	(28)
Commercial real estate activities	(19)	(41)
Lease financing	–	–
Other	(127)	(76)
German total	(604)	(518)
Non-German:		
Excluding lease financing	(386)	(232)
Lease financing only	–	(2)
Non-German total	(386)	(234)
Total charge-offs	**(990)**	**(752)**
Recoveries:		
German:		
Banks and insurance	1	1
Manufacturing	14	21
Households (excluding mortgages)	81	63
Households – mortgages	3	–
Public sector	–	–
Wholesale and retail trade	8	10
Commercial real estate activities	9	9
Lease financing	–	–
Other	41	49
German total	157	153
Non-German:		
Excluding lease financing	55	71
Lease financing only	–	1
Non-German total	55	72
Total recoveries	**212**	**225**
Net charge-offs	**(778)**	**(527)**
Provision for loan losses	1,084	651
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(74)	(88)
Balance, end of year	**1,938**	**1,705**
Percentage of total net charge-offs to average loans for the year	0.33 %	0.28 %

Our allowance for loan losses as of December 31, 2008 was € 1.9 billion, a 14 % increase from the € 1.7 billion reported for the end of 2007. The increase in our allowance was principally due to provisions exceeding our charge-offs.

Our gross charge-offs amounted to € 990 million in 2008. Of the charge-offs for 2008, € 626 million were related to our consumer credit exposure and € 364 million were related to our corporate credit exposure, mainly driven by our German and U.S. portfolios.

Our provision for loan losses in 2008 was € 1.1 billion, up € 433 million or 67 %, principally driven by our consumer credit exposure, as a result of the deteriorating credit conditions in Spain, higher delinquencies in Germany and Italy, as well as organic growth in Poland. For our corporate exposures, new provisions of € 257 million were established in the second half of 2008 relating to assets which had been reclassified in accordance with IAS 39. Additional loan loss provisions within this portfolio were required, mainly on European loans, reflecting the deterioration in credit conditions.

Our individually assessed loan loss allowance was € 977 million as of December 31, 2008. The € 47 million increase in 2008 is comprised of net provisions of € 382 million (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 301 million and a € 34 million decrease from currency translation and unwinding effects.

Our collectively assessed loan loss allowance totaled € 961 million as of December 31, 2008, representing an increase of € 186 million against the level at the end of 2007 (€ 775 million). Movements in this component include € 702 million provision being offset by € 477 million net charge-offs, and a € 39 million net reduction due to exchange rate movements and unwinding effects. Given this increase, our collectively assessed loan loss allowance is almost at the same level as our individually assessed loan loss allowance.

Our allowance for loan losses as of December 31, 2007 was € 1.7 billion, virtually unchanged from the level reported for the end of 2006.

Our gross charge-offs amounted to € 752 million in 2007, an increase of € 20 million, or 3 %, from 2006. Of the charge-offs for 2007, € 244 million were related to our corporate credit exposure, and € 508 million were related to our consumer credit exposure.

Our provision for loan losses in 2007 was € 651 million, up € 299 million, or 85 %, primarily related to a single counterparty relationship in our Corporate and Investment Bank Group Division and our consumer finance growth strategy. In 2007, our total loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.

Our individually assessed loan loss allowance was € 930 million as of December 31, 2007, a decrease of € 55 million, or 6 %, from 2006. The change is comprised of net charge-offs of € 149 million, a decrease of € 52 million as a result of exchange rate movements and unwinding effects and a provision of € 146 million, an increase of € 130 million over the previous year. The individually assessed loan loss allowance was the largest component of our total allowance for loan losses.

Our collectively assessed loan loss allowance totaled € 775 million as of December 31, 2007, a € 91 million increase from the level at the end of 2006, almost fully driven by our smaller-balance standardized homogeneous loan portfolio.

Non-German Component of the Allowance for Loan Losses

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2008, 51 % of our total allowance was attributable to international clients.

in € m.	2008	2007
Balance, beginning of year	**615**	**504**
Provision for loan losses	752	316
Net charge-offs	(330)	(162)
Charge-offs	(385)	(234)
Recoveries	55	72
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(42)	(43)
Balance, end of year	**995**	**615**

Allowance for Off-balance Sheet Positions

The following table shows the activity in our allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

			2008			2007
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	**101**	**118**	**219**	**127**	**129**	**256**
Provision for off-balance sheet positions	(2)	(6)	(8)	(32)	(6)	(38)
Changes in the group of consolidated companies	–	–	–	7	3	10
Exchange rate changes	(1)	–	(1)	(1)	(8)	(8)
Balance, end of year	**98**	**112**	**210**	**101**	**118**	**219**

Settlement Risk

Our trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.

For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.

Where no such settlement system exists, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

Market Risk

Substantially all of our businesses are subject to the risk that market prices and rates will move and result in profits or losses for us. We distinguish among four types of market risk:

- Interest rate risk;
- Equity price risk;
- Foreign exchange risk; and
- Commodity price risk.

The interest rate and equity price risks consist of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes (including credit spread risk).

We assume market risk in both our trading and our nontrading activities. We assume risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

Specifics of Market Risk Reporting under German Banking Regulations

German banking regulations stipulate specific rules for market risk reporting, which concern in particular the consolidation of entities, the calculation of the overall market risk position, as well as the determination of which assets are trading assets and which are nontrading assets:

- Consolidation. For German bank-regulatory purposes we consolidate all subsidiaries in the meaning of the German Banking Act that are classified as banks, financial services institutions, investment management companies, financial enterprises or ancillary services enterprises. We do not consolidate insurance companies or companies outside the finance sector.
- Overall market risk position. We do not include in our market risk disclosure the foreign exchange risk arising from currency positions that German banking regulations permit us to exclude from market risk reporting. These are currency positions which are fully deducted from, or covered by, equity capital recognized for regulatory reporting as well as participating interests, including shares in affiliated companies that we record in foreign currency and value at historical cost (structural currency positions). Our largest structural currency positions arise from our investments in entities located in the United States.
- Definition of trading assets and nontrading assets. The regulatory definition of trading book and banking book assets generally parallels the definition of trading and nontrading assets under IFRS. However, due to specific differences between the regulatory and accounting framework, certain assets are classified as trading book for market risk reporting purposes even though they are nontrading assets under IFRS. Conversely, we also have assets that are assigned to the banking book even though they are trading assets under IFRS.

Market Risk Management Framework

We use a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits.

Our Management Board, supported by Market Risk Management, which is part of our independent legal, risk & capital function, sets a Group-wide value-at-risk limit for the market risks in the trading book. Market Risk Management sub-allocates this overall limit to our group divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.

In addition to our main market risk value-at-risk limits, we also operate stress testing, economic capital and sensitivity limits. We govern the default risk of single corporate issuers in our trading book through a specific limit structure managed by our Traded Credit Products unit. We also use market value and default exposure position limits for selected business units.

Our value-at-risk disclosure for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the regulatory market risk capital for our general and specific market risks. Since then the model has been periodically refined and approval has been maintained. We continuously analyze potential weaknesses of our value-at-risk model using statistical techniques such as back-testing but also rely on risk management expert opinion. Improvements are implemented to those parts of the value-at-risk model that relate to the areas where losses have been experienced in the recent past.

Our value-at-risk disclosure is intended to ensure consistency of market risk reporting for internal risk management, for external disclosure and for regulatory purposes. The overall value-at-risk limit for our Corporate and Investment Bank Group Division started 2008 at € 105 million and was amended on several occasions throughout the year to € 155 million at the end of 2008 (with a 99 % confidence level, as described below, and a one-day holding period). For our consolidated Group trading positions the overall value-at-risk limit was € 110 million at the start of 2008 and was amended on several occasions throughout the year to € 160 million at the end of 2008 (with a 99 % confidence level and a one-day holding period). The increase in limits was needed to accommodate the impact of the observed market data on our value-at-risk calculation.

Value-at-Risk Analysis

The value-at-risk approach derives a quantitative measure for our trading book market risks under normal market conditions, estimating the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. It also facilitates comparisons of our market risk estimates both over time and against our daily trading results.

We calculate value-at-risk for both internal and regulatory reporting using a 99 % confidence level. For internal reporting, we use a holding period of one day. For regulatory reporting, the holding period is ten days.

Our value-at-risk model is designed to take into account the following risk factors: interest rates (including credit spreads), equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. We calculate value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution.

To determine our aggregated value-at-risk, we use historically observed correlations between the different general market risk factors. However, when aggregating general and specific market risks, we assume that there is a correlation close to zero between these two categories. Within the general market risk category, we use historically observed correlations. Within the specific risk category, zero or historically observed correlations are used for selected risks.

Back-Testing

We use back-testing in our trading units to verify the predictive power of the value-at-risk calculations. In back-testing, we focus on the comparison of hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model.

A committee chaired by Market Risk Management and with participation from Market Risk Operations and Finance meets on a quarterly basis to discuss back-testing results of our Group as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which in turn allows us to improve the risk estimation process. While updating volatilities and correlations will potentially reduce the number of back-testing exceptions going forward, the updating in itself will not change the basic distribution assumptions and their tail properties.

Stress Testing and Economic Capital

While value-at-risk, calculated on a daily basis, supplies forecasts for potential large losses under normal market conditions, it is not adequate to measure the tail risks of our portfolios. We therefore also perform regular stress tests in which we value our trading portfolios under severe market scenarios not covered by the confidence interval of our value-at-risk model.

These stress tests form the basis of our assessment of the economic capital that we estimate is needed to cover the market risk in our positions. The development of the economic capital methodology is governed by the Regulatory Capital Steering Committee, which is chaired by our Chief Risk Officer.

The quantification of economic capital, performed weekly, involves stressing underlying risk factors applicable to the different products across our portfolios under severe stress and liquidity assumptions, according to pre-defined scenarios. The resulting losses from these stress scenarios are then aggregated using correlations that are meant to reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model).

We derive the scenarios from historically observed severe shocks in those risk factors, augmented by subjective assessments where only limited historical data are available, or where market developments are viewed to make historical data a poor indicator of possible future market scenarios. During the course of 2008 these shocks were calibrated to reflect the market events experienced during 2007 and early 2008. Despite this recalibration, in several cases the scenarios used in our economic capital still underestimated the extreme market moves observed in the latter part of 2008 (for example the sharp moves in implied volatility observed in equity, interest rates and FX markets). Moreover, the liquidity assumption used did not adequately predict the rapid market developments of that period that severely impacted the ability to reduce risk by unwinding positions in the market or to dynamically hedge our derivative portfolios. For example, the scenario did not contemplate the severe illiquidity observed in convertible bond, loan and credit derivative markets.

As a result, the recalibration process is currently being repeated to capture the most recent market moves observed in late 2008.

The economic capital usage for market risk arising from the trading units totaled € 5.5 billion at year-end 2008 compared with € 3.2 billion at year-end 2007. The increase reflects not only the recalibration of the economic capital shocks carried out during 2008 which contributed € 1.1 billion to the increase, but also the inclusion of default risk of traded corporate credit assets of € 908 million (previously covered in the credit risk economic capital) and the inclusion of banking book assets subjected to fair value accounting (€ 958 million). The contribution from banking book assets was calculated for year-end 2008 for the first time.

Limitations of Our Proprietary Risk Models

We are committed to the ongoing development of our proprietary risk models and will make further significant enhancements with the goal to better reflect risk issues highlighted during the 2008 crisis. We allocate substantial resources to reviewing and improving them.

Our stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and the fact that not all downside scenarios can be predicted and simulated. While our risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital estimates. We also continuously assess and refine our stress tests in an effort to ensure they capture material risks as well as reflect possible extreme market moves.

Our value-at-risk analyses should also be viewed in the context of the limitations of the methodology we use and are therefore not maximum amounts that we can lose on our market risk positions. In particular, many of these limitations manifested themselves in 2008, which resulted in the high number of outliers discussed below. The limitations of the value-at-risk methodology include the following:

- The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
- The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.
- The correlation assumptions used may not hold true, particularly during market events that are extreme in nature.
- The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging of positions in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.
- The use of a 99 % confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence.
- We calculate value-at-risk at the close of business on each trading day. We do not subject intra-day exposures to intra-day value-at-risk calculations.
- Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in our value-at-risk model may only be exact for small changes in market parameters.

We acknowledge the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

Value-at-Risk of the Trading Units of Our Corporate and Investment Bank Group Division

The following table shows the value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial. "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of trading units	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Average	122.0	85.6	(74.7)	(57.7)	105.4	61.5	60.7	55.6	18.4	15.3	12.2	11.0
Maximum	172.9	118.8	(104.1)	(76.8)	143.3	95.9	93.8	90.5	42.4	28.9	21.1	18.0
Minimum	97.5	66.5	(48.4)	(40.4)	83.1	42.7	31.0	43.5	8.5	5.9	7.6	5.7
Year-end	131.4	100.6	(84.5)	(59.7)	129.9	90.8	34.5	49.5	38.0	11.3	13.5	8.7

The following graph shows the daily aggregate value-at-risk of our trading units in 2008, including diversification effects, and actual income of the trading units throughout the year.

INCOME OF TRADING UNITS AND VALUE-AT-RISK IN 2008

in € m.


600
500
400
300
200
100
0
(100)
(200)
(300)
(400)
(500)
(600)
Income of Trading Units
Value-at-Risk
01/08
02/08
03/08
04/08
05/08
06/08
07/08
08/08
09/08
10/08
11/08
12/08

Our value-at-risk for the trading units remained within a band between € 97 million and € 173 million. The average value-at-risk in 2008 was € 122 million, which is 42 % above the 2007 average of € 86 million.

The increase in the value-at-risk observed in 2008 was mainly driven by an increase in the market volatility and by refinements to the value-at-risk measurement in 2008.

Our trading units achieved a positive actual income for over 57 % of the trading days in 2008 (over 87 % in 2007).

In our regulatory back-testing in 2008, we observed 35 outliers (as compared to 12 in 2007), which are hypothetical buy-and-hold losses that exceeded our value-at-risk estimate for the trading units as a whole. While we believe that the majority of these outliers were related to extreme market events, we are also re-evaluating our modeling assumptions and parameters for potential improvements. We are also working on the improvement of the granularity of our risk measurement tools to better reflect some of the idiosyncratic nature of the exposures. We would expect a 99 percentile value-at-risk calculation to give rise to two to three outliers in any one year and, taking into account these extreme events, we continue to believe that our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.

The following histogram illustrates the distribution of actual daily income of our trading units in 2008. The histogram displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro. The histogram confirms the effect on income of some of the extreme market events experienced over the month of March and during autumn of 2008.

INCOME OF TRADING UNITS IN 2008

in € m.


Days
35
30
25
20
15
10
5
0
Below (100)
(100) to (95)
(95) to (90)
(90) to (85)
(85) to (80)
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(75) to (70)
(70) to (65)
(65) to (60)
(60) to (55)
(55) to (50)
(50) to (45)
(45) to (40)
(40) to (35)
(35) to (30)
(30) to (25)
(25) to (20)
(20) to (15)
(15) to (10)
(10) to (5)
(5) to 0
0 to 5
5 to 10
10 to 15
15 to 20
20 to 25
25 to 30
30 to 35
35 to 40
40 to 45
45 to 50
50 to 55
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100 to 105
105 to 110
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115 to 120
120 to 125
125 to 130
130 to 135
135 to 140
140 to 145
145 to 150
Over 150

Market Risk Management Framework for Nontrading Activities

We hold and manage nontrading market risk, which arises primarily from fund activities and principal investments, including private equity investments.

The Capital and Risk Committee supervises our nontrading asset activities. It has responsibility for the alignment of our Group-wide risk appetite, capitalization requirements and funding needs based on Group-wide, divisional and sub-divisional business strategies. Its responsibilities also include regular reviews of the exposures within the nontrading asset portfolio and associated stress test results, performance reviews of acquisitions and investments, allocating risk limits to the business divisions within the framework established by the Management Board and approval of policies in relation to nontrading asset activities. The policies and procedures are ratified by the Risk Executive Committee. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.

The Investment & Asset Risk Management team was restructured during the course of 2008 and is now called the Principal Investments team. It was integrated into the Credit Risk Management function, is specialized in risk-related aspects of our nontrading alternative asset activities and performs monthly reviews of the risk profile of the nontrading alternative asset portfolios, including carrying values, economic capital estimates, limit usages, performance and pipeline activity.

During 2008, we formed a dedicated Asset Management Risk unit, combining existing teams and professionals. This allowed us to leverage upon already existing knowledge and resulted in a higher degree of specialization and insight into the risks related to our asset and fund management business. Noteworthy risks in this area arise, for example, from performance and/or principal guarantees and reputational risk related to managing client funds.

Assessment of Market Risk in Our Nontrading Portfolios

Due to the nature of these positions as well as the lack of transparency of some of the pricing we do not use value-at-risk to assess the market risk in our nontrading portfolios. Rather we assess the risk through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically-observed market moves as well as the liquidity of each asset class. This assessment forms the basis of our economic capital estimates which enables us to actively monitor and manage our nontrading market risk.

Nontrading Market Risk by Risk Class

The majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to our Global Markets Business Division within our Corporate and Investment Bank Group Division and is thus managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers. For the remaining risks that have not been transferred through those hedges, in general foreign exchange risk is mitigated through match funding the investment in the same currency and only residual risk remains in the portfolios. Also, for these residual positions there is modest interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment.

Carrying Value and Economic Capital Usage for Our Nontrading Portfolios

The table below shows the carrying values and economic capital usages separately for our nontrading portfolios.

Major Industrial Holdings, Other Corporate Investments and Alternative Assets	Carrying value		Economic capital usage	
in € bn.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Major industrial holdings	1.1	5.1	0.4	0.1
Other corporate investments	2.1	3.3	1.5	0.7
Alternative assets:	3.2	3.9	1.3	0.9
Principal investments	1.6	1.6	0.7	0.5
Real estate	1.3	2.0	0.6	0.3
Hedge funds[1]	0.2	0.3	–	–
Total	**6.3**	**12.3**	**3.2**	**1.7**

1 There is a small economic capital usage of € 42 million as of December 31, 2008 and € 46 million as of December 31, 2007.

Our economic capital usage for these nontrading asset portfolios totaled € 3.2 billion at year-end 2008, which is € 1.5 billion, or 89 %, above our economic capital usage at year-end 2007. This development reflects a significant decrease in the capital buffer as a result of a reduction in market value across all portfolios. Since year-end 2008, our existing economic capital process has been expanded to incorporate commitments made to Deutsche Asset Management fund investors, which contributed a total of € 400 million in additional economic capital reported under other corporate investments.

- Major industrial holdings. Our economic capital usage was € 439 million at December 31, 2008.
- Other corporate investments. Our economic capital usage of € 1.5 billion for our other corporate investments at year-end 2008 was mainly driven by an increase of economic capital allocated to a strategic investment in the PBC business division, our mutual fund investments and the new economic capital treatment for investor commitments referred to above.
- Alternative assets. Our alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The increase in the economic capital usage was largely due to our Asset Management business division's interest in an infrastructure asset and the larger size of the private equity portfolio in our Global Markets business division. The alternative assets portfolio has some concentration in infrastructure and real estate assets. Recent market conditions have limited the opportunities to sell down the portfolio. Our intention remains to do so, provided suitable conditions allow it.

Our total economic capital figures do not currently take into account diversification benefits between the asset categories.

Major Industrial Holdings

The following table shows the percentage share of capital and the market values of our direct and/or indirect stakes in major industrial holdings which were directly and/or indirectly attributable to us at year-end 2008, and the corresponding holdings at year-end 2007. Our Corporate Investments Group Division currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

Major Industrial Holdings and Other Investments		Share of capital (in %)		Market value (in € m.)	
Name	Country of domicile	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Daimler AG	Germany	2.7	4.4	692	2,967
Allianz SE	Germany	–	1.7	–	1,154
Linde AG	Germany	2.4	5.2	250	789
EADS N.V.	Netherlands	0.8	0.8	74	133
Other	N/M	N/M	N/M	56	37
Total				**1,071**	**5,081**

N/M – Not meaningful

Liquidity Risk

Liquidity risk management safeguards the ability of the bank to meet all payment obligations when they come due. Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and in managing our funding profile during 2008.

Liquidity Risk Management Framework

Treasury is responsible for the management of liquidity risk. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position. The underlying policies are reviewed and approved regularly by the board member responsible for Treasury. The policies define the methodology which is applied to the Group.

Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payments queue, forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with the access to unsecured funding sources and the liquidity characteristics of our asset inventory (asset liquidity). Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) on our balance sheet and our issuance strategy.

Our cash-flow based reporting system provides daily liquidity risk information to global and regional management.

Our liquidity position is subject to stress testing and scenario analysis to evaluate the impact of sudden stress events. Our scenarios are based on historic events, case studies of liquidity crises and models using hypothetical events.

Short-term Liquidity

Our reporting system tracks cash flows on a daily basis over an 18-month horizon. This system allows management to assess our short-term liquidity position in each location, region and globally on a by-currency, by-product and by-division basis. The system captures all of our cash flows from transactions on our balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. We model products that have no specific contractual maturities using statistical methods to capture the behavior of their cash flows. Liquidity outflow limits (Maximum Cash Outflow Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis to safeguard our access to liquidity.

Unsecured Funding

Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which we take from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Capital and Risk Committee approves limits to protect our access to unsecured funding at attractive levels.

Asset Liquidity

The asset liquidity component tracks the volume and booking location within our consolidated inventory of unencumbered, liquid assets which we can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of different securities. As a first step, we segregate illiquid and liquid securities in each inventory. Subsequently we assign liquidity values to different classes of liquid securities.

The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. In addition, we continue to keep liquidity reserves containing highly liquid securities in major currencies around the world to support our liquidity profile in case of potential deteriorating market conditions. The liquidity reserves have been increased by € 48.0 billion during 2008 and amount to € 57.6 billion as of December 31, 2008. This reserve does not include collateral the bank needs to support its clearing activities in euro, U.S. dollars and other currencies which are held in separate portfolios around the globe.

Funding Diversification

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our core funding resources are retail deposits and long-term capital markets issues and, to a lesser extent, small-midcap and fiduciary deposits. Other customer deposits, funds from institutional investors and borrowing from other banks are additional sources of funding. We use interbank deposits primarily to fund liquid assets.

In 2008 we continued our focus on increasing our stable core funding components and reducing our short-term wholesale funds.

The following chart shows the composition of our external unsecured liabilities that contribute to the liquidity risk position (which excludes, for example, structured arrangements which are self-funding) as of December 31, 2008 and December 31, 2007, both in euro billion and as a percentage of our total external unsecured liabilities.

EXTERNAL UNSECURED LIABILITIES BY PRODUCT*

in € bn.



Dec 31, 2008: total € 493 billion
Dec 31, 2007: total € 524 billion
150
100
50
0
148
30%
124
24%
19
4%
20
4%
139
28%
103
20%
19
4%
22
4%
69
14%
112
21%
30
6%
32
6%
48
10%
40
8%
13
3%
39
7%
8
2%
33
6%
Retail Deposits
Small/Mid Cap**
Capital Markets
Fiduciary Deposits
Other Non-Bank Deposits
Institutional Clearing Balance
Bank Deposits
Central Bank Deposits
CP-CD***

* In 2008, we have refined our allocation of liabilities to funding sources to better reflect our funding profile. For comparison purposes, we have adjusted our 2007 figures accordingly.

** Refers to deposits by small and medium-sized German corporates.

*** Commercial Paper/Certificates of Deposit with a maturity of one year or less.

Funding Matrix

We have mapped all funding-relevant assets and all liabilities into time buckets corresponding to their maturities to compile a maturity profile (Funding Matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we have determined individual liquidity profiles reflecting their relative liquidity value. We have taken assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assigned them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.

The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The Funding Matrix is a key input parameter for our annual capital market issuance plan, which, upon approval by the Capital and Risk Committee, establishes issuing targets for securities by tenor, volume and instrument.

In 2008, Treasury issued capital market instruments with a total value of approximately € 53.5 billion, € 15.5 billion more than the original issuance plan. This increase was one of a series of precautionary measures taken in response to the continuing difficulties in the financial markets.

For information regarding the maturity profile of our long-term debt, please refer to Note [27] of our consolidated financial statements.

Stress Testing and Scenario Analysis

We use stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch and the September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events. Also incorporated are new liquidity risk drivers revealed by the financial markets crisis: prolonged term money-market freeze, collateral repudiation, nonfungibility of currencies and stranded syndications. The hypothetical events encompass internal shocks, such as operational risk events and ratings downgrades, as well as external shocks, such as systemic market risk events, emerging market crises and event shocks. Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. We then model the steps we would take to counterbalance the resulting net shortfall in funding. Action steps would include switching from unsecured to secured funding, selling assets and adjusting the price we would pay on liabilities (gap closure).

This analysis is fully integrated in our liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset liquidity complements the analysis.

Our stress testing analysis assesses our ability to generate sufficient liquidity under critical conditions and has been a valuable input when defining our target liquidity risk position. The analysis is performed monthly. The following table shows stress testing results as of December 31, 2008. For each scenario, the table shows what our cumulative funding gap would be over an eight-week horizon after occurrence of the triggering event and how much counterbalancing liquidity we could generate.

Scenario	Funding gap[1] in € bn.	Gap closure[2] in € bn.	Liquidity impact[3]
Market risk	3	97	Improves over time
Emerging markets	13	110	Improves over time
Systemic shock	12	92	Temporary disruption
Operational risk	7	100	Temporary disruption
1 notch downgrade	16	119	Improves over time
3 notch downgrade	65	119	Improves and stabilizes

1 Funding gap caused by impaired rollover of liabilities and other expected outflows.
2 Based on liquidity generation through counterbalancing and asset liquidity opportunities.
3 We analyze whether the risk to our liquidity would be temporary or longer-term in nature.

Based on observations made during the financial crisis, we have reviewed our stress testing framework and amended it in various aspects: The market risk scenario has been redefined and now reflects the systemic knock-on effects seen since the fall of 2007. Across all scenarios, we have added liquidity risk drivers (e.g. FX-fungibility and secured funding) to cover sources of liquidity risk not accounted for by the previous methodology but which became apparent during the market disruptions. The downgrade scenarios have also been recalibrated to the most recent credit ratings of the Bank. The following table is illustrative of our stress testing results as of December 31, 2008 based on the new methodology, which will be reported going forward.

New scenario	Funding gap[1] in € bn.	Gap closure[2] in € bn.	Liquidity impact[3]
Systemic market risk	57	115	Improves over time
Emerging markets	19	115	Improves over time
Event shock	26	99	Temporary disruption
Operational risk (DB specific)	20	120	Temporary disruption
1 notch downgrade (DB specific)	45	119	Permanent
Downgrade to A-2/P-2 (DB specific)	129	132	Permanent

1 Funding gap caused by impaired rollover of liabilities and other expected outflows.
2 Based on liquidity generation through counterbalancing and asset liquidity opportunities.
3 We analyze whether the risk to our liquidity would be temporary or longer-term in nature.

With the increasing importance of liquidity management in the financial industry, we consider it important to confer with central banks, supervisors, rating agencies and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and participate in efforts to create industry-wide standards that are appropriate to evaluate and manage liquidity risk at financial institutions.

In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the Banking Act and regulations issued by the BaFin. For a further description of these regulations, see "Item 4: Information on the Company – Regulation and Supervision – Regulation and Supervision in Germany – Liquidity Requirements." We are in compliance with all applicable liquidity regulations.

Capital Management

Treasury manages our capital at Group level and locally in each region. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on our profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.

Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. We are committed to maintaining our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital and economic capital. In October 2008, we revised our target for the Tier 1 capital ratio upwards to approximately 10 % from an 8-9 % target range at the beginning of the year.

The allocation of capital, determination of our funding plan and other resource issues are framed by the Capital and Risk Committee.

Regional capital plans covering the capital needs of our branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of our subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of our subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing our capital and liquidity, we take such legal and regulatory requirements into account.

The 2007 Annual General Meeting granted our management the authority to repurchase up to 52.6 million shares from the market before October 31, 2008. Based on this authorization, the share buy back program 2007/08 was launched in May 2007 and completed in May 2008 when a new authority was granted.

During this period, 7.2 million shares were repurchased (6.33 million in 2007 and 0.82 million in 2008), thereof 4.1 million shares, or 57 %, were repurchased through the end of June 2007. With the start of the crisis in July 2007, the share buy-back volume was significantly reduced and only 3.1 million shares were repurchased between July 2007 and May 2008.

The 2008 Annual General Meeting granted our management the authority to buy back up to 53.1 million shares before the end of October 2009. As of year-end 2008, no shares have been repurchased under this authorization.

In September 2008, we issued 40 million new registered shares without par value to institutional investors in an offering conducted as an accelerated book-build. The placement price was € 55 per share. The aggregate gross proceeds amounted to € 2.2 billion. The purpose of the capital increase was to generate the Tier 1 capital requirement for the acquisition of a minority stake in Deutsche Postbank AG from Deutsche Post AG.

Capital management sold 16.3 million of our treasury shares (approximately 2.9 % of our share capital) in open-market transactions from October to November 2008.

We issued U.S. $ 2.0 billion of hybrid Tier 1 capital and U.S. $ 800 million and € 200 million of contingent capital for the year ended December 31, 2007. In 2008, we issued € 1.0 billion and U.S. $ 3.2 billion of contingent capital. These contingent capital instruments issued in 2008 are Upper Tier 2 subordinated notes that can be converted into hybrid Tier 1 capital at our sole discretion. In 2008, we converted € 1.0 billion and U.S. $ 4.0 billion of contingent capital into hybrid Tier 1 capital leaving only the € 200 million issued in 2007 in its original form. Total outstanding hybrid Tier 1 capital (all noncumulative trust preferred securities) as of December 31, 2008, amounted to € 9.6 billion compared to € 5.6 billion as of December 31, 2007.

Operational Risk

We define operational risk as the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.

Organizational Set-up

Operational Risk Management is an independent risk management function within Deutsche Bank. The Global Head of Operational Risk Management is a member of the Risk Executive Committee and reports to the Chief Risk Officer. The Operational Risk Management Committee is a permanent sub-committee of the Risk Executive Committee and is composed of representatives from Operational Risk Management, Operational Risk Officers from our Business Divisions and our infrastructure functions. The Operational Risk Management Committee is the main decision-making committee for all operational risk management matters and approves our Group standards for identification, assessment, tracking, acceptance, reporting and monitoring of operational risk.

Operational Risk Management is responsible for defining the operational risk framework, related policies and the management of cross divisional and cross regional operational risk while the responsibility for implementing the framework as well as the day-to-day operational risk management lies with our business divisions and infrastructure functions. Based on this business partnership model we ensure close monitoring and high awareness of operational risk. Operational Risk Management is structured into global relationship teams and a central methodology team. The global relationship teams, which are aligned with our divisional and regional structure, oversee and support the implementation of the operational risk framework within the Bank in an effort to ensure consistent management of operational risks across the business divisions, infrastructure functions and regions. This also includes the management of cross divisional and cross regional operational risk, value-added analysis, group reporting and establishing loss thresholds. The central methodology team develops, validates and implements the operational risk management and reporting toolset, including the Advanced Measurement Approach ("AMA") methodology and is responsible for the monitoring of regulatory requirements.

Managing Our Operational Risk

We manage operational risk based on a Group-wide consistent framework that enables us to determine our operational risk profile in comparison to our risk appetite and to define risk mitigating measures and priorities.

We apply a number of techniques to efficiently manage the operational risk in our business, for example:

— We perform bottom-up "self-assessments" resulting in a specific operational risk profile for the business lines highlighting the areas with high risk potential.
— We collect losses arising from operational risk events in our "db-Incident Reporting System" database.
— We capture and monitor key operational risk indicators in our tool "db-Score".
— We capture action points resulting from risk analysis, lessons learned, self-assessments, risk workshops or risk indicators in "db-Track". Within "db-Track" we monitor the progress of the operational risk action points on an on-going basis.
— We document the residual operational risk after mitigation in "Risk Acceptances".

— We create additional loss scenarios and utilize external event data to supplement our operational risk profile utilized in the capital calculation and in the day-to-day management of operational risk.

During 2008 we have maintained approval by the BaFin to use the Advanced Measurement Approach ("AMA").

Based on the organizational set-up, the governance and systems in place to identify and manage the operational risk and the support of control functions responsible for specific operational risk types (e.g., Compliance, Corporate Security & Business Continuity) we seek to optimize the management of operational risk. Future operational risks, identified through forward-looking analysis, are managed via mitigation strategies such as the development of back-up systems and emergency plans. Where appropriate, we purchase insurance against operational risks.

Overall Risk Position

The table below shows our overall risk position at year-end 2008 and 2007 as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk.

To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

Economic capital usage in € m.	**Dec 31, 2008**	**Dec 31, 2007**
Credit risk[1]	8,986	7,043
Market risk[1]	8,794	4,944
Trading market risk	5,547	3,227
Nontrading market risk	3,247	1,718
Operational risk	4,147	3,974
Diversification benefit across credit, market and operational risk	(3,134)	(2,651)
Sub-total credit, market and operational risk	18,793	13,310
Business risk	513	301
Total economic capital usage	**19,306**	**13,611**

1 Traded default risk is reported under trading market risk beginning in 2008. It was reported previously under credit risk. Amounts above for 2007 have been restated.

As of December 31, 2008, our economic capital usage totaled € 19.3 billion, which is € 5.7 billion, or 42 %, above the € 13.6 billion economic capital usage as of December 31, 2007. This increase in economic capital principally reflects the effects of various refinements made to our economic capital calculations during the year, as well as the effects of higher market volatility, in particular,

- the completion of a Group-wide roll-out of our "multi-state" model for credit risk, which increased economic capital by € 1.4 billion,
- the introduction of trading market risk economic capital calculations for banking book assets subject to fair value accounting, which added € 958 million economic capital,
- the recalibration of stress test shocks used for calculating trading market risk economic capital, which increased economic capital by € 1.1 billion, and
- higher market volatility resulting in increased internal exposure measures for derivatives, which contributed € 1.0 billion to the increase.

These refinements are also the key drivers for economic capital changes in most of our individual risk categories as discussed below.

The € 1.9 billion increase in credit risk economic capital usage principally reflects higher market volatility resulting in increased internal exposure measures for derivatives, which contributed € 1.0 billion to the increase, as well as the completion of the roll-out of our "multi-state" model for credit risk, which increased economic capital by € 1.4 billion. The aforementioned increases were partly off-set as economic capital of € 908 million for banking book assets subject to fair value accounting were reclassified from credit risk to market risk. As of December 31, 2008, our economic capital usage for market risk totaled € 8.8 billion, an increase of € 3.8 billion from December 31, 2007.

Within trading market risk, € 1.1 billion of the € 2.3 billion increase resulted from a recalibration of stress test shocks to take into account the unfavorable market developments of 2007 and early 2008, while the additional economic capital on banking book assets subject to fair value accounting of € 908 million (from the above reclassification) and € 958 million (from the newly introduced calculation discussed above) was partially offset through lower economic capital as a result of asset dispositions and hedging, among other factors.

Nontrading market risk economic capital increased by € 1.5 billion, primarily due to higher economic capital in our major industrial holdings and other corporate investments of € 364 million and € 820 million respectively while economic capital on our alternative asset portfolio also rose by € 344 million.

Our economic capital usage for operational risk increased by € 173 million, or 4 %, to € 4.1 billion as of December 31, 2008. The increase in operational risk economic capital is driven by an increased number of loss events external to Deutsche Bank.

Our economic capital for December 31, 2008 does not include any economic capital in relation to the transaction structure for our acquisition of Deutsche Postbank AG shares as discussed above under "Events after the Balance Sheet Date".

The diversification effect of the economic capital usage across credit, market and operational risk increased by € 483 million, or 18 %, to € 3.1 billion as of December 31, 2008. This increase was driven by and is fully in line with the increased economic capital usages of the aforementioned risk types.

The table below shows the economic capital usage of our business segments as of December 31, 2008.

Dec 31, 2008	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total DB Group[2]
in € m.	Corporate Banking & Securities[1]	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Total economic capital usage	14,361	590	14,951	1,456	2,341	3,797	550	19,306

1 Central Areas & Support items allocated to CB&S.
2 Including € 8 million of Consolidation & Adjustments.

The allocation of economic capital may change to reflect refinements in our risk measurement methodology.

Consolidated Financial Statements

02

Consolidated Statement of Income

in € m.	[Notes]	2008	2007	2006
Interest and similar income	[3]	54,549	64,675	58,275
Interest expense	[3]	42,096	55,826	51,267
Net interest income	[3]	**12,453**	**8,849**	**7,008**
Provision for credit losses	[16]	1,076	612	298
Net interest income after provision for credit losses		**11,377**	**8,237**	**6,710**
Commissions and fee income	[4]	9,749	12,289	11,195
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	[3]	(9,992)	7,175	8,892
Net gains (losses) on financial assets available for sale	[5]	666	793	591
Net income (loss) from equity method investments	[14]	46	353	419
Other income	[6]	568	1,286	389
Total noninterest income		**1,037**	**21,896**	**21,486**
Compensation and benefits	[31], [32]	9,606	13,122	12,498
General and administrative expenses	[7]	8,216	7,954	7,069
Policyholder benefits and claims	[40]	(252)	193	67
Impairment of intangible assets	[21]	585	128	31
Restructuring activities	[25]	–	(13)	192
Total noninterest expenses		**18,155**	**21,384**	**19,857**
Income (loss) before income taxes		**(5,741)**	**8,749**	**8,339**
Income tax expense (benefit)	[33]	(1,845)	2,239	2,260
Net income (loss)		**(3,896)**	**6,510**	**6,079**
Net income (loss) attributable to minority interest		(61)	36	9
Net income (loss) attributable to Deutsche Bank shareholders		(3,835)	6,474	6,070

Earnings per Common Share

in €	[Notes]	2008	2007	2006
Earnings per common share:	[8]			
Basic		(7.61)	13.65	12.96
Diluted[1]		(7.61)	13.05	11.48
Number of shares in m.				
Denominator for basic earnings per share – weighted-average shares outstanding		504.1	474.2	468.3
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		504.2	496.1	521.2

1 Includes numerator effect of assumed conversions. For further detail please see Note [8].

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Recognized Income and Expense

in € m.	2008	2007	2006
Net income (loss) recognized in the income statement	**(3,896)**	**6,510**	**6,079**
Actuarial gains (losses) related to defined benefit plans, net of tax[1]	**(1)**	**486**	**84**
Net gains (losses) not recognized in the income statement, net of tax			
Unrealized net gains (losses) on financial assets available for sale:			
Unrealized net gains (losses) arising during the period, before tax	(4,549)	1,022	1,101
Net reclassification adjustment for realized net (gains) losses, before tax	(666)	(793)	(651)
Unrealized net gains (losses) on derivatives hedging variability of cash flows:			
Unrealized net gains (losses) arising during the period, before tax	(265)	(19)	(68)
Net reclassification adjustment for realized net (gains) losses, before tax	2	13	(8)
Foreign currency translation:			
Unrealized net gains (losses) arising during the period, before tax	(1,124)	(1,783)	(779)
Net reclassification adjustment for realized net (gains) losses, before tax	(3)	(5)	8
Tax on net gains (losses) not recognized in the income statement	731	215	(25)
Total net gains (losses) not recognized in the income statement, net of tax	**(5,874)[2]**	**(1,350)[3]**	**(422)[4]**
Total recognized income and expense	**(9,771)**	**5,646**	**5,741**
Attributable to:			
Minority interest	(37)	4	(27)
Deutsche Bank shareholders	(9,734)	5,642	5,768

1 Due to a change in accounting policy, actuarial gains (losses) related to defined benefit plans were recognized directly in retained earnings with prior periods adjusted in accordance with Note [1]. Included in these amounts are deferred taxes of € 1 million, € (192) million and € (65) million for the years 2008, 2007 and 2006, respectively.

2 Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2007 of € 1,047 million and December 31, 2008 of € (4,851) million, adjusted for changes in minority interest attributable to these components of € 24 million.

3 Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2006 of € 2,365 million and December 31, 2007 of € 1,047 million, adjusted for changes in minority interest attributable to these components of € (32) million.

4 Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2005 of € 2,751 million and December 31, 2006 of € 2,365 million, adjusted for changes in minority interest attributable to these components of € (36) million.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

in € m.	[Notes]	Dec 31, 2008	Dec 31, 2007
Assets:			
Cash and due from banks		9,826	8,632
Interest-earning deposits with banks		64,739	21,615
Central bank funds sold and securities purchased under resale agreements	[17], [18]	9,267	13,597
Securities borrowed	[17], [18]	35,022	55,961
Financial assets at fair value through profit or loss of which € 62 billion and € 179 billion were pledged to creditors and can be sold or repledged at December 31, 2008, and December 31, 2007, respectively	[11], [18], [35]	1,623,811	1,378,011
Financial assets available for sale of which € 464 million and € 17 million were pledged to creditors and can be sold or repledged at December 31, 2008, and 2007, respectively	[13], [17], [18]	24,835	42,294
Equity method investments	[14]	2,242	3,366
Loans	[15], [16], [37]	269,281	198,892
Property and equipment	[19]	3,712	2,409
Goodwill and other intangible assets	[21]	9,877	9,383
Other assets	[22], [23]	137,829	183,638
Assets for current tax	[33]	3,512	2,428
Deferred tax assets	[33]	8,470	4,777
Total assets		**2,202,423**	**1,925,003**

Liabilities and equity:			
Deposits	[24]	395,553	457,946
Central bank funds purchased and securities sold under repurchase agreements	[17], [18]	87,117	178,741
Securities loaned	[17], [18]	3,216	9,565
Financial liabilities at fair value through profit or loss	[11], [35]	1,333,765	870,085
Other short-term borrowings	[26]	39,115	53,410
Other liabilities	[23]	160,598	171,444
Provisions	[25]	1,418	1,295
Liabilities for current tax	[33]	2,354	4,221
Deferred tax liabilities	[33]	3,784	2,380
Long-term debt	[27]	133,856	126,703
Trust preferred securities	[27]	9,729	6,345
Obligation to purchase common shares	[28]	4	3,553
Total liabilities		**2,170,509**	**1,885,688**
Common shares, no par value, nominal value of € 2.56	[29], [30]	1,461	1,358
Additional paid-in capital	[30]	14,961	15,808
Retained earnings	[30]	20,074	26,051
Common shares in treasury, at cost	[29], [30]	(939)	(2,819)
Equity classified as obligation to purchase common shares	[28], [30]	(3)	(3,552)
Net gains (losses) not recognized in the income statement, net of tax			
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	[30]	(882)	3,635
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	[30]	(349)	(52)
Foreign currency translation, net of tax	[30]	(3,620)	(2,536)
Total net gains (losses) not recognized in the income statement, net of tax	[30]	(4,851)	1,047
Total shareholders' equity		**30,703**	**37,893**
Minority interest	[30]	1,211	1,422
Total equity	[30]	**31,914**	**39,315**
Total liabilities and equity		**2,202,423**	**1,925,003**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2008	2007	2006
Net income (loss)	**(3,896)**	**6,510**	**6,079**
Cash flows from operating activities:			
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,084	651	352
Restructuring activities	–	(13)	30
Gain on sale of financial assets available for sale, equity method investments and other	(1,732)	(1,907)	(913)
Deferred income taxes, net	(1,525)	(918)	165
Impairment, depreciation and other amortization, and accretion	3,047	1,731	1,355
Share of net income from equity method investments	(53)	(358)	(207)
Income (loss) adjusted for noncash charges and other items	**(3,075)**	**5,696**	**6,861**
Adjustments for net increase/decrease/change in operating assets and liabilities:			
Interest-earning time deposits with banks	(3,964)	7,588	(3,318)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	24,363	5,146	(11,394)
Trading assets	(472,203)	(270,948)	(23,301)
Other financial assets at fair value through profit or loss	169,423	(75,775)	(19,064)
Loans	(37,981)	(22,185)	(14,403)
Other assets	38,573	(42,674)	(30,083)
Deposits	(56,918)	47,464	35,720
Trading liabilities	655,218	173,830	(38,865)
Other financial liabilities at fair value through profit or loss	(159,613)	70,232	41,518
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(97,009)	69,072	18,955
Other short-term borrowings	(14,216)	6,531	7,452
Other liabilities	(15,482)	21,133	30,079
Senior long-term debt	12,769	22,935	10,480
Other, net	(2,768)	(1,255)	527
Net cash provided by operating activities	**37,117**	**16,790**	**11,164**
Cash flows from investing activities:			
Proceeds from:			
Sale of financial assets available for sale	19,433	12,470	11,952
Maturities of financial assets available for sale	18,713	8,179	6,345
Sale of equity method investments	680	1,331	3,897
Sale of property and equipment	107	987	123
Purchase of:			
Financial assets available for sale	(37,819)	(25,230)	(22,707)
Equity method investments	(881)	(1,265)	(1,668)
Property and equipment	(939)	(675)	(606)
Net cash paid for business combinations/divestitures	(24)	(648)	(1,120)
Other, net	(39)	463	314
Net cash used in investing activities	**(769)**	**(4,388)**	**(3,470)**
Cash flows from financing activities:			
Issuances of subordinated long-term debt	523	429	976
Repayments and extinguishments of subordinated long-term debt	(659)	(2,809)	(1,976)
Issuances of trust preferred securities	3,404	1,874	1,043
Repayments and extinguishments of trust preferred securities	–	(420)	(390)
Common shares issued under share-based compensation plans	19	389	680
Capital increase	2,200	–	–
Purchases of treasury shares	(21,736)	(41,128)	(38,830)
Sales of treasury shares	21,426	39,729	36,380
Dividends paid to minority interests	(14)	(13)	(26)
Increase in minority interests	331	585	130
Cash dividends paid	(2,274)	(2,005)	(1,239)
Net cash provided by (used in) financing activities	**3,220**	**(3,369)**	**(3,252)**
Net effect of exchange rate changes on cash and cash equivalents	**(402)**	**(289)**	**(510)**
Net increase in cash and cash equivalents	39,166	8,744	3,932
Cash and cash equivalents at beginning of period	26,098	17,354	13,422
Cash and cash equivalents at end of period	65,264	26,098	17,354
Net cash provided by operating activities includes			
Income taxes paid (received), net	(2,495)	2,806	3,102
Interest paid	43,724	55,066	49,921
Interest and dividends received	54,549	64,675	58,275
Cash and cash equivalents comprise			
Cash and due from banks	9,826	8,632	7,008
Interest-earning demand deposits with banks (not included: time deposits of € 9,300 m. at December 31, 2008, and € 4,149 m. and € 8,853 m. at December 31, 2007 and 2006)	55,438	17,466	10,346
Total	**65,264**	**26,098**	**17,354**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

[1] Significant Accounting Policies

Basis of Accounting

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group's business segment information, see Note [2].

The accompanying consolidated financial statements are presented in euros, the presentation currency of the Group, and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("EU"). Since the Group does not use the "carve-out" relating to hedge accounting included in IAS 39, "Financial Instruments: Recognition and Measurement," as endorsed by the EU, its financial statements fully comply with IFRS as issued by the IASB. In accordance with IFRS 4, "Insurance Contracts", the Group has applied its previous accounting practices (U.S. GAAP) for insurance contracts. The date of transition to IFRS for the Group was January 1, 2006.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, goodwill and intangibles, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

In preparation of the 2008 financial statements, the Group made a number of minor adjustments, with immaterial effect, to prior year footnote disclosures. The Group has assessed the impact of errors on current and prior periods and concluded that the following described adjustments are required to comparative amounts or the earliest opening balance sheet. The Group also voluntarily elected to change its accounting policy for the recognition of actuarial gains and losses related to post-employment benefits.

in € m.	Balance (as reported)	Change in accounting policy		Adjustments		Balance (adjusted)
		Defined benefit plan accounting	LCH Offsetting	Interest	Income tax liabilities	
December 31, 2006						
Balance Sheet						
Assets:						
Financial assets at fair value through profit or loss	1,104,650		(64,108)			1,040,542
Deferred tax assets	4,332	31				4,363
Other assets	139,021	164				139,185
Liabilities:						
Financial liabilities at fair value through profit or loss	694,619		(64,108)			630,511
Other liabilities	144,129	15				144,144
Liabilities for current tax	4,033				(327)	3,706
Deferred tax liabilities	2,285	96				2,381
Equity:						
Retained earnings	20,451	84			365	20,900
Net gains (losses) not recognized in the income statement:						
Foreign currency translation, net of tax	(760)				(38)	(798)
December 31, 2007						
Income Statement						
Interest and similar income	67,706			(3,031)		64,675
Interest expense	58,857			(3,031)		55,826
Balance Sheet						
Assets:						
Financial assets at fair value through profit or loss	1,474,103		(96,092)			1,378,011
Deferred tax assets	4,772	5				4,777
Other assets	182,897	741				183,638
Liabilities:						
Financial liabilities at fair value through profit or loss	966,177		(96,092)			870,085
Other liabilities	171,509	(65)				171,444
Liabilities for current tax	4,515				(294)	4,221
Deferred tax liabilities	2,124	256				2,380
Equity:						
Retained earnings	25,116	570			365	26,051
Net gains (losses) not recognized in the income statement:						
Foreign currency translation, net of tax	(2,450)	(15)			(71)	(2,536)

Employee Benefits: Defined Benefit Accounting

In the fourth quarter 2008, the Group changed its accounting policy for the recognition of actuarial gains and losses related to post-employment benefits for defined benefit plans. On transition to IFRS, the Group elected to recognize all cumulative actuarial gains and losses as an opening retained earnings adjustment in accordance with the transition provisions of IFRS 1, "First-Time Adoption of IFRS". The Group's accounting policy for future recognition of actuarial gains and losses was to defer and amortize to earnings based on the 10 % "corridor approach". The Group has elected to voluntarily change its accounting policy from the corridor approach to immediate recognition of actuarial gains and losses in shareholders' equity in the period in which they arise. In accordance with IFRS, the change was applied retrospectively. The change in accounting policy is considered to provide more relevant information about the Group's financial position, as it recognizes economic events in the period in which they occur. The retrospective adjustments had an impact on the consolidated balance sheet and the consolidated statement of recognized income and expense but not on the consolidated statement of income or consolidated cash flow statement.

Offsetting
In second quarter 2008, the Group concluded that it meets the criteria required to offset the positive and negative market values of OTC interest rate swaps transacted with the London Clearing House ("LCH"). Under IFRS, positions are netted by currency and across maturities. The application of offsetting had no impact on the consolidated income statement or shareholder's equity.

The presentation of interest and similar income and interest expense was adjusted with no impact on net interest income.

Adjustment of Current Tax Liability
In the fourth quarter 2008, the Group determined that it had continued to report tax liabilities for periods prior to 2006 which were not required. Current tax liabilities were retrospectively adjusted by the amounts in the table above, with related adjustments to opening retained earnings and opening foreign currency translation reserves where appropriate.

The following is a description of the significant accounting policies of the Group. Other than as previously and otherwise described, these policies have been consistently applied for 2006, 2007 and 2008.

Principles of Consolidation

The financial information in the consolidated financial statements includes that for the parent company, Deutsche Bank AG, together with its subsidiaries, including certain special purpose entities ("SPEs"), presented as a single economic unit.

Subsidiaries
The Group's subsidiaries are those entities which it controls. The Group controls entities when it has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls an entity.

The Group sponsors the formation of SPEs and interacts with non-sponsored SPEs for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to invest jointly in alternative assets, for asset securitization transactions, and for buying or selling credit protection. When assessing whether to consolidate an SPE, the Group evaluates a range of factors, including whether (1) the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains the benefits from the SPE's operations, (2) the Group has decision-making powers to obtain the majority of the benefits, (3) the Group obtains the majority of the benefits of the activities of the SPE, and (4) the Group retains the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. The Group consolidates an SPE if an assessment of the relevant factors indicates that it controls the SPE.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

The Group reassesses consolidation status at least at every quarterly reporting date. Therefore, any changes in structure are considered when they occur. This includes changes to any contractual arrangements the Group has, including those newly executed with the entity, and is not only limited to changes in ownership.

The Group reassesses its treatment of SPEs for consolidation when there is an overall change in the SPE's arrangements or when there has been a substantive change in the relationship between the Group and an SPE. The circumstances that would indicate that a reassessment for consolidation is necessary include, but are not limited to, the following:

— substantive changes in ownership of the SPE, such as the purchase of more than an insignificant additional interest or disposal of more than an insignificant interest in the SPE;
— changes in contractual or governance arrangements of the SPE;
— additional activities undertaken in the structure, such as providing a liquidity facility beyond the terms established originally or entering into a transaction with an SPE that was not contemplated originally; and
— changes in the financing structure of the entity.

In addition, when the Group concludes that the SPE might require additional support to continue in business, and such support was not contemplated originally, and, if required, the Group would provide such support for reputational or other reasons, the Group reassesses the need to consolidate the SPE.

The reassessment of control over the existing SPEs does not automatically lead to consolidation or deconsolidation. In making such a reassessment, the Group may need to change its assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information, including current market parameters and expectations (such as loss expectations on assets), which would incorporate any market changes since inception of the SPE, is used in the reassessment of consolidation conclusions.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus any costs directly related to the acquisition. The excess of the cost of an acquisition over the Group's share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the acquisition cost is below the fair value of the identifiable net assets (negative goodwill), a gain may be reported in other income.

All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Consistent accounting policies are applied throughout the Group for the purposes of consolidation. Issuances of a subsidiary's stock to third parties are treated as capital issuances.

Assets held in an agency or fiduciary capacity are not assets of the Group and are not included in the Group's consolidated balance sheet.

Minority interests are shown in the consolidated balance sheet as a separate component of equity, which is distinct from Deutsche Bank's shareholders' equity. The net income attributable to minority interests is separately disclosed on the face of the consolidated income statement.

Associates and Jointly Controlled Entities

An associate is an entity in which the Group has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Significant influence is generally presumed when the Group holds between 20 % and 50 % of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Among the other factors that are considered in determining whether the Group has significant influence are representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the Group's investment is for less than 20 % of the voting stock.

A jointly controlled entity exists when the Group has a contractual arrangement with one or more parties to undertake activities through entities which are subject to joint control.

Investments in associates and jointly controlled entities are accounted for under the equity method of accounting. The Group's share of the results of associates and jointly controlled entities is adjusted to conform to the accounting policies of the Group. Unrealized gains on transactions are eliminated to the extent of the Group's interest in the investee.

Under the equity method of accounting, the Group's investments in associates and jointly controlled entities are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Group's pro-rata share of the post-acquisition net income (or loss) of the associate or jointly controlled entity and other movements included directly in the equity of the associate or jointly controlled entity. Goodwill arising on the acquisition of an associate or a jointly-controlled entity is included in the carrying value of the investment (net of any accumulated impairment loss). Equity method losses in excess of the Group's carrying value of the investment in the entity are charged against other assets held by the Group related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Group's obligation to fund such losses.

Foreign Currency Translation

The consolidated financial statements are prepared in euros, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.

An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.

Monetary assets and liabilities denominated in currencies other than the entity's functional currency are translated at the period end closing rate. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the income statement as net gains (losses) on financial assets/liabilities at fair value through profit or loss.

Translation differences on non-monetary items classified as available for sale (for example, equity securities) are not recognized in the income statement but are included in net gains (losses) not recognized in the income statement within shareholders' equity until the sale of the asset when they are transferred to the income statement as part of the overall gain or loss on sale of the item.

For purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period end closing rate, and items of income and expense are translated into euro at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in net gains (losses) not recognized in the income statement within shareholders' equity and subsequently included in the profit or loss on disposal or partial disposal of the operation.

Interest, Fees and Commissions

Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized, and the stage of completion of the transaction can be reliably measured. This concept is applied to the key-revenue generating activities of the Group as follows.

Net Interest Income – Interest from all interest-bearing assets and liabilities is recognized as net interest income using the effective interest method. The effective interest rate is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or expense over the relevant period using the estimated future cash flows. The estimated future cash flows used in this calculation include those determined by the contractual terms of the asset or liability, all fees that are considered to be integral to the effective interest rate, direct and incremental transaction costs, and all other premiums or discounts.

Once an impairment loss has been recognized on a loan or available for sale debt security financial asset, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized based on the rate of interest that was used to discount future cash flows for the purpose of measuring the impairment loss. For a loan this would be the original effective interest rate, but a new effective interest rate would be established each time an available for sale debt security is impaired as impairment is measured to fair value and would be based on a current market rate.

When financial assets are reclassified from trading or available for sale to loans a new effective interest rate is established based on a best estimate of future expected cash flows.

Commission and Fee Income – The recognition of fee revenue (including commissions) is determined by the purpose for the fees and the basis of accounting for any associated financial instruments. If there is an associated financial instrument, fees that are an integral part of the effective interest rate of that financial instrument are included within the effective yield calculation. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in profit or loss when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining its fair value. Fees earned from services that are provided over a specified service period are recognized over that service period. Fees earned for the completion of a specific service or significant event are recognized when the service has been completed or the event has occurred.

Loan commitment fees related to commitments that are not accounted for at fair value through profit or loss are recognized in commissions and fee income over the life of the commitment if it is unlikely that the Group will enter into a specific lending arrangement. If it is probable that the Group will enter into a specific lending arrangement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan's effective interest rate.

Performance-linked fees or fee components are recognized when the performance criteria are fulfilled.

The following fee income is predominantly earned from services that are provided over a period of time: investment fund management fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

Arrangements involving multiple services or products – If the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether an overall fee should be allocated to the different components of the arrangement for revenue recognition purposes. Structured trades executed by the Group are the principal example of such arrangements and are assessed on a transaction by transaction basis. The assessment considers the value of items or services delivered to ensure that the Group's continuing involvement in other aspects of the arrangement are not essential to the items delivered. It also assesses the value of items not yet delivered and, if there is a right of return on delivered items, the probability of future delivery of remaining items or services. If it is determined that it is appropriate to look at the arrangements as separate components, the amounts received are allocated based on the relative value of each component. If there is no objective and reliable evidence of the value of the delivered item or an individual item is required to be recognized at fair value then the residual method is used. The residual method calculates the amount to be recognized for the delivered component as being the amount remaining after allocating an appropriate amount of revenue to all other components.

Financial Assets and Liabilities

The Group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at fair value through profit or loss, loans, financial assets available for sale ("AFS") and other financial liabilities. The Group does not classify any financial instruments under the held-to-maturity category. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the balance sheet. Generally the balance sheet captions are the classes of financial assets and liabilities except for those as described in this section.

Purchases and sales of financial assets and issuances and repurchases of financial liabilities classified at fair value through profit or loss and financial assets classified as AFS are recognized on trade date, which is the date on which the Group commits to purchase or sell the asset or issue or repurchase the financial liability. All other financial instruments are recognized on a settlement date basis.

Financial Assets and Liabilities at Fair Value through Profit or Loss

The Group classifies certain financial assets and financial liabilities as either held for trading or designated at fair value through profit or loss. They are carried at fair value and presented as financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Interest on interest earning assets such as traded loans and debt securities and dividends on equity instruments are presented in interest and similar income for financial instruments at fair value through profit or loss.

Trading Assets and Liabilities – Financial instruments are classified as held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Financial Instruments Designated at Fair Value through Profit or Loss – Certain financial assets and liabilities that do not meet the definition of trading assets and liabilities are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained.

Loan Commitments

Certain loan commitments are designated at fair value through profit or loss under the fair value option. As indicated under the discussion of 'Derivatives and Hedge Accounting', some loan commitments are classified as financial liabilities at fair value through profit or loss. All other loan commitments remain off-balance sheet. Therefore, the Group does not recognize and measure changes in fair value of these off-balance sheet loan commitments that result from changes in market interest rates or credit spreads. However, as specified in the discussion "Impairment of loans and provision for off-balance sheet positions" below, these off-balance sheet loan commitments are assessed for impairment individually and, where appropriate, collectively.

Loans

Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets available for sale.

Loans are initially recognized at fair value. When the loan is issued at a market rate, fair value is represented by the cash advanced to the borrower plus the net of direct and incremental transaction costs and fees. They are subsequently measured at amortized cost using the effective interest method less impairment.

Financial Assets Classified as Available for Sale

Financial assets that are not classified as at fair value through profit or loss or as loans are classified as AFS, as either debt or equity securities. A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. The amortization of premiums and accretion of discount are recorded in net interest income. Financial assets classified as AFS are carried at fair value with the changes in fair value reported in equity, in net gains (losses) not recognized in the income statement, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other income. For monetary financial assets classified as AFS (for example, debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the income statement and other changes in carrying amount are recognized in equity as indicated above. For financial assets classified as AFS that are not monetary items (for example, equity instruments), the gain or loss that is recognized in equity includes any related foreign exchange component.

Financial assets classified as AFS are assessed for impairment as discussed in the section of this Note 'Impairment of financial assets classified as Available for Sale'. Realized gains and losses are reported in net gains (losses) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of financial assets. Gains and losses recorded in equity are transferred to the income statement on disposal of an available for sale asset as part of the overall gain or loss on sale.

Financial Liabilities

Except for financial liabilities at fair value through profit or loss, financial liabilities are measured at amortized cost using the effective interest rate method.

Financial liabilities include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and any related gain or loss is recorded in the consolidated statement of income. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

Reclassification of Certain Financial Assets

The Group may reclassify certain financial assets out of financial assets as at fair value through profit or loss and the available for sale classification into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date. There is no single specific period that defines foreseeable future. Rather, it is a matter requiring management judgment. In exercising this judgment, the Group established the following minimum guideline for what constitutes foreseeable future. At the time of reclassification, there must be:

— no intent to dispose of the asset through sale or securitization within one year and no internal or external requirement that would restrict the Group's ability to hold or require sale; and
— the business plan going forward should not be to profit from short-term movements in price.

Financial assets proposed for reclassification which meet these criteria are considered based on the facts and circumstances of each financial asset under consideration. A positive management assertion is required after taking into account the ability and plausibility to execute the strategy to hold.

Financial assets are reclassified at their fair value at the reclassification date. Any gain or loss already recognized in the income statement is not reversed. The fair value of the instrument at reclassification date becomes the new amortized cost of the instrument. The expected cash flows on the financial instruments are estimated at the reclassification date and these estimates are used to calculate a new effective interest rate for the instruments. If there is a subsequent increase in expected future cash flows on reclassified assets as a result of increased recoverability, the effect of that increase is recognized as an adjustment to the effective interest rate from the date of the change in estimate rather than as an adjustment to the carrying amount of the asset at the date of the change in estimate. If there is a subsequent decrease in expected future cash flows the asset would be assessed for impairment as discussed in the section of this Note 'Impairment of Loans and Provision for Off-Balance Sheet Positions'.

For instruments reclassified from available for sale to loans and receivables any unrealized gain or loss recognized in shareholders' equity is subsequently amortized into interest income using the effective interest rate of the instrument. If the instrument is subsequently impaired any unrealized loss which is held in shareholders' equity for that instrument at that date is immediately recognized in the income statement as a loan loss provision.

Determination of Fair Value

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. The fair value of instruments that are quoted in active markets is determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place. The Group uses valuation techniques to establish the fair value of instruments where prices quoted in active markets are not available. Therefore, where possible, parameter inputs to the valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument's complexity. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider factors such as bid-offer spread valuation adjustments, liquidity and credit risk (both counterparty credit risk in relation to financial assets and the non-performance in relation to financial liabilities).

Recognition of Trade Date Profit

If there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. Using systematic methods, the deferred amount is recognized over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity. Any remaining trade date deferred profit is recognized in the income statement when the transaction becomes observable or the Group enters into offsetting transactions that substantially eliminate the instrument's risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the loss amount can be made.

Derivatives and Hedge Accounting

Derivatives are used to manage exposures to interest rate, foreign currency, credit and other market price risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value on the balance sheet regardless of whether they are held for trading or nontrading purposes.

Gains and losses on derivatives held for trading are included in gain (loss) on financial assets/liabilities at fair value through profit or loss.

The Group makes commitments to originate loans it intends to sell. Such positions are classified as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Loan commitments that can be settled net in cash or by delivering or issuing another financial instrument are classified as derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as derivatives and carried at fair value, with changes in fair value recorded in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting but are otherwise effective in offsetting the effect of transactions on noninterest income and expenses, are recorded in other assets or other liabilities with both realized and unrealized changes in fair value recorded in the same noninterest income and expense captions as those affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in net gains and losses on financial assets/liabilities at fair value through profit or loss.

Embedded Derivatives

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative, with the non-derivative component representing the host contract. If the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value, with gains and losses recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The host contract will continue to be accounted for in accordance with the appropriate accounting standard. The carrying amount of an embedded derivative is reported in the same consolidated balance sheet line item as the host contract. Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option.

Hedge Accounting

If derivatives are held for risk management purposes and the transactions meet specific criteria, the Group applies hedge accounting. For accounting purposes there are three possible types of hedges: (1) hedges of changes in fair value of assets, liabilities or firm commitments (fair value hedges); (2) hedges of variability of future cash flows from highly probable forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations into the presentation currency of the parent (hedges of net investments in foreign operations).

When hedge accounting is applied, the Group designates and documents the relationship between the hedging instrument and hedged item as well as its risk management objective and strategy for undertaking the hedging transactions, and the nature of the risk being hedged. This documentation includes a description of how the Group will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. Hedge effectiveness is always calculated, even when the terms of the derivative and hedged item are matched.

Hedging derivatives are reported as other assets and other liabilities. In the event that any derivative is subsequently de-designated as a hedging derivative, it is transferred to financial assets/liabilities at fair value through profit or loss. Subsequent changes in fair value are recognized in gain (loss) on financial assets/liabilities at fair value through profit or loss.

For hedges of changes in fair value, the changes in the fair value of the hedged asset or liability, or a portion thereof, attributable to the risk being hedged are recognized in the income statement along with changes in the entire fair value of the derivative. When hedging interest rate risk, any interest accrued or paid on both the derivative and the hedged item is reported in interest income or expense and the unrealized gains and losses from the fair value adjustments are reported in other income. When hedging the foreign exchange risk of an available for sale security, the fair value adjustments related to the security's foreign exchange exposures are also recorded in other income. Hedge ineffectiveness is reported in other income and is measured as the net effect of changes in the fair value of the hedging instrument and changes in the fair value of the hedged item arising from changes in the market rate or price related to the risk being hedged.

If a fair value hedge of a debt instrument is discontinued prior to the instrument's maturity because the derivative is terminated or the relationship is de-designated, any remaining interest rate-related fair value adjustments made to the carrying amount of the debt instrument (basis adjustments) are amortized to interest income or expense over the remaining term of the original hedging relationship. For other types of fair value adjustments and whenever a hedged asset or liability is sold or otherwise derecognized any basis adjustments are included in the calculation of the gain or loss on derecognition.

For hedges of variability in cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in net gains (losses) not recognized in the income statement to the extent the hedge is effective. These amounts initially recorded in net gains (losses) not recognized in the income statement are subsequently reclassified into the income statement in the same periods during which the forecast transaction affects the income statement. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense at the same time as the interest is accrued on the hedged transaction. When hedging the foreign exchange risk of a non-monetary financial asset classified as available for sale, such as an equity instrument, the amounts initially recorded in net gains (losses) not recognized in the income statement are subsequently reclassified and included in the calculation of the gain or loss on sale once the hedged asset is sold.

Hedge ineffectiveness is recorded in other income and is usually measured as the excess (if any) in the absolute change in fair value of the actual hedging derivative over the absolute change in the fair value of the hypothetically perfect hedge.

When hedges of variability in cash flows are discontinued, amounts remaining in net gains (losses) not recognized in the income statement are amortized to interest income or expense over the remaining life of the original hedge relationship. When other types of hedges of variability in cash flows are discontinued, the related amounts in net gains (losses) not recognized in the income statement are reclassified into either the same income statement caption and period as profit or loss from the forecasted transaction, or in other income when the forecast transaction is no longer expected to occur.

For hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations (hedge of a net investment in a foreign operation) into the presentation currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in net gains (losses) not recognized in the income statement to the extent the hedge is effective; the remainder is recorded as other income in the income statement.

The gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in profit or loss on disposal of the foreign operation.

Impairment of Financial Assets

At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if there is:

— objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date ("a loss event");
— the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and
— a reliable estimate of the loss amount can be made.

Impairment of Loans and Provision for Off-Balance Sheet Positions

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan's original effective interest rate or the effective interest rate established upon reclassification to loans, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.

The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which the Group does business. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans, which are loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogenized loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

At each balance sheet date, all impaired loans are reviewed for changes to the present value of expected future cash flows discounted at the loan's original effective interest rate. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.

When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan and any associated allowance is written off. Subsequent recoveries, if any, are credited to the allowance account and recorded in the income statement as a component of the provision for credit losses.

The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any loss amounts are recognized as an allowance in the balance sheet within other liabilities and charged to the income statement as a component of the provision for credit losses.

If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly. Such reversal is recognized in profit or loss.

Impairment of Financial Assets Classified as Available for Sale

For financial assets classified as AFS, management assesses at each balance sheet date whether there is objective evidence that an individual asset is impaired.

In the case of equity investments classified as AFS, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans.

If there is evidence of impairment, the cumulative unrealized loss previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement.

When an AFS debt security is impaired, subsequent measurement is on a fair value basis with changes reported in the income statement. When the fair value of the AFS debt security recovers to at least amortized cost it is no longer considered impaired and subsequent changes in fair value are reported in equity.

Reversals of impairment losses on equity investments classified as AFS are not reversed through the income statement; increases in their fair value after impairment are recognized in equity.

Derecognition of Financial Assets and Liabilities

Financial Asset Derecognition

A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset, or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.

The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.

The Group enters into transactions in which it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party in which the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.

In transactions in which substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset, i.e. the practical ability to sell the transferred asset, is relinquished. The rights and obligations retained in the transfer are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, such part must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically-identified cash flow.

Securitization

The Group securitizes various consumer and commercial financial assets, which is achieved via the sale of these assets to an SPE, which in turn issues securities to investors. The transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Synthetic securitization structures typically involve derivative financial instruments for which the policies in the Derivatives and Hedge Accounting section would apply. Those transfers that do not qualify for derecognition may be reported as secured financing or result in the recognition of continuing involvement liabilities. The investors and the securitization vehicles generally have no recourse to the Group's other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets.

Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as 'retained interests'). Provided the Group's retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests are typically recorded in financial assets at fair value through profit or loss and carried at fair value. Consistent with the valuation of similar financial instruments, fair value of retained tranches or the financial assets is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing are based on observable transactions in similar securities and are verified by external pricing sources, where available.

Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer. Gains or losses on securitization are recorded in gain (loss) on financial assets/liabilities at fair value through profit or loss if the transferred assets were classified as financial assets at fair value through profit or loss.

Derecognition of Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Repurchase and Reverse Repurchase Agreements

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings and are recognized initially at fair value, being the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, unless the risks and rewards of ownership are obtained or relinquished.

The Group has chosen to apply the fair value option to certain repurchase and reverse repurchase portfolios that are managed on a fair value basis.

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest income and interest expense, respectively.

Securities Borrowed and Securities Loaned

Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is disbursed or obtained, if necessary.

The amount of cash advanced or received is recorded as securities borrowed and securities loaned, respectively.

The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability at fair value through profit or loss and any subsequent gain or loss is included in the income statement in gain (loss) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the balance sheet.

Fees received or paid are reported in interest income and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed as such on the face of the consolidated balance sheet.

Offsetting Financial Instruments

Financial assets and liabilities are offset, with the net amount reported in the balance sheet, only if there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously. In all other situations they are presented gross.

Property and Equipment

Property and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for property and 3 to 10 years for furniture and equipment. Leasehold improvements are capitalized and subsequently depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 15 years. Depreciation of property and equipment is included in general and administrative expenses. Maintenance and repairs are also charged to general and administrative expenses. Gains and losses on disposals are included in other income.

Property and equipment are tested for impairment at least annually and an impairment charge is recorded to the extent the recoverable amount, which is the higher of fair value less costs to sell and value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of impairment of an asset, the depreciation charge is adjusted in future periods to reflect the asset's revised carrying amount. If an impairment is later reversed, the depreciation charge is adjusted prospectively.

Properties leased under a finance lease are capitalized as assets in property and equipment and depreciated over the terms of the leases.

Investment Property

The Group generally uses the cost model for valuation of investment property and the carrying value is included on the balance sheet in other assets. When the Group issues liabilities that are backed by investment property, which pay a return linked directly to the fair value of, or returns from, specified investment property assets, it has elected to apply the fair value model to those specific investment property assets. The Group engages, as appropriate, external real estate experts to determine the fair value of the investment property by using recognized valuation techniques. In cases in which prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

Goodwill and Other Intangible Assets

Goodwill arises on the acquisition of subsidiaries, associates and jointly controlled entities, and represents the excess of the fair value of the purchase consideration and costs directly attributable to the acquisition over the net fair value of the Group's share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.

Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually, or more frequently if there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group's goodwill carrying cash-generating units are:

— Global Markets and Corporate Finance (within the Corporate Banking & Securities corporate division);
— Global Transaction Banking;
— Asset Management and Private Wealth Management (within the Asset and Wealth Management corporate division);
— Private & Business Clients; and
— Corporate Investments.

Goodwill on the acquisitions of associates and jointly controlled entities is included in the cost of the investments and is reviewed for impairment annually, or more frequently if there is an indication that impairment may have occurred.

If goodwill has been allocated to a cash-generating unit and an operation within that unit is disposed of, the attributable goodwill is included in the carrying amount of the operation when determining the gain or loss on its disposal.

Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer-related intangible assets that have a finite useful life are amortized over periods of between 1 and 20 years on a straight-line basis based on their expected useful life. Mortgage servicing rights are carried at cost and amortized in proportion to, and over the estimated period of, net servicing revenue. The assets are tested for impairments and their useful lives reaffirmed at least annually.

Certain intangible assets have an indefinite useful life; these are primarily investment management agreements related to retail mutual funds. These indefinite life intangibles are not amortized but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that impairment may have occurred.

Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group, and the cost can be measured reliably. Capitalized costs are depreciated using the straight-line method over a period of 1 to 3 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after software is ready for use, are expensed as incurred.

On acquisition of insurance businesses, the excess of the purchase price over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is accounted for as an intangible asset. This intangible asset represents the present value of future cash flows over the reported liability at the date of acquisition. This is known as value of business acquired ("VOBA").

The VOBA is amortized at a rate determined by considering the profile of the business acquired and the expected depletion in its value. The VOBA acquired is reviewed regularly for any impairment in value and any reductions are charged as an expense to the income statement.

Financial Guarantees

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other parties on behalf of customers to secure loans, overdrafts and other banking facilities.

Financial guarantees are recognized initially in the financial statements at fair value on the date the guarantee is given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the amount initially recognized, less cumulative amortization, and the best estimate of the expenditure required to settle any financial obligation as of the balance sheet date. These estimates are determined based on experience with similar transactions and history of past losses, and management's determination of the best estimate.

Any increase in the liability relating to guarantees is recorded in the income statement under general and administrative expenses.

Leasing Transactions

Lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within premises and equipment on the Group's balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful economic lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

Lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Sale-Leaseback Arrangements

If a sale-leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount of the asset is not immediately recognized as income by a seller-lessee but is deferred and amortized over the lease term.

If a sale-leaseback transaction results in an operating lease, the timing of profit recognition is a function of the difference between the sales price and fair value. When it is clear that sales price is at fair value, the profit (the difference between the sales price and carrying value) is recognized immediately. If the sales price is below fair value, any profit or loss is recognized immediately, except that if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period the asset is expected to be used. If the sales price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

Employee Benefits

Pension Benefits

The Group provides a number of pension plans. In addition to defined contribution plans, there are retirement plans accounted for as defined benefit plans. The assets of all the Group's defined contribution plans are held in independently-administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.

All retirement benefit plans are valued using the projected unit-credit method to determine the present value of the defined benefit obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, salary increases and interest and inflation rates. Actuarial gains and losses are recognized in shareholders' equity and presented in the Statement of Recognized Income and Expense in the period in which they occur. The Group's benefit plans are usually funded.

Other Post-Employment Benefits

In addition, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to retirement benefit plans these plans are valued using the projected unit-credit method. Actuarial gains and losses are recognized in full in the period in which they occur in shareholders' equity and presented in the Statement of Recognized Income and Expense.

Share-Based Compensation

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense.

The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital (APIC). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but non-substantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid.

Obligations to Purchase Common Shares

Forward purchases of Deutsche Bank shares, and written put options where Deutsche Bank shares are the underlying, are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. At inception the obligation is recorded at the present value of the settlement amount of the forward or option. For forward purchases and written put options of Deutsche Bank shares, a corresponding charge is made to shareholders' equity and reported as equity classified as an obligation to purchase common shares. For forward purchases of minority interest shares, a corresponding reduction to equity is made.

The liabilities are accounted for on an accrual basis, and interest costs, which consist of time value of money and dividends, on the liability are reported as interest expense. Upon settlement of such forward purchases and written put options, the liability is extinguished and the charge to equity is reclassified to common shares in treasury.

Deutsche Bank common shares subject to such forward contracts are not considered to be outstanding for purposes of basic earnings per share calculations, but are for dilutive earnings per share calculations to the extent that they are, in fact, dilutive.

Put and call option contracts with Deutsche Bank shares as the underlying where the number of shares is fixed and physical settlement is required are not classified as derivatives. They are transactions in the Group's equity. All other derivative contracts in which Deutsche Bank shares are the underlying are recorded as financial assets/liabilities at fair value through profit or loss.

Income Taxes

The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions' tax laws. Current and deferred taxes are charged or credited to equity if the tax relates to items that are charged or credited directly to equity.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits and deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Current tax assets and liabilities are offset when (1) they arise from the same tax reporting entity or tax group of reporting entities, (2) they relate to the same tax authority, (3) the legally enforceable right to offset exists and (4) they are intended to be settled net or realized simultaneously.

Deferred tax assets and liabilities are offset when the legally enforceable right to offset current tax assets and liabilities exists and the deferred tax assets and liabilities relate to income taxes levied by the same taxing authority on either the same tax reporting entity or tax group of reporting entities.

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures except when the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences arising from such investments only to the extent that it is probable that the differences will reverse in the foreseeable future and sufficient taxable income will be available against which those temporary differences can be utilized.

Deferred tax related to fair value remeasurement of available for sale investments, cash flow hedges, actuarial valuations related to defined benefit plans and other items, which are charged or credited directly to equity, is also credited or charged directly to equity and subsequently recognized in the income statement once the gain or loss is realized.

For share-based payment transactions, the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. At any reporting date, the Group must estimate the expected future tax deduction based on the current share price. If the amount deductible, or expected to be deductible, for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized in equity. If the amount deductible, or expected to be deductible, for tax purposes is less than the cumulative compensation expense, the shortfall is recognized in the Group's income statement for the period.

The Group's insurance business in the United Kingdom (Abbey Life Assurance Company Limited) is subject to income tax on the policyholder's investment returns (policyholder tax). This tax is included in the Group's income tax expense/benefit even though it is economically the income tax expense/benefit of the policyholder, which reduces/increases the Group's liability to the policyholder.

Provisions

Provisions are recognized if the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

If the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party (for example, because the obligation is covered by an insurance policy), a receivable is recognized if it is virtually certain that reimbursement will be received.

Statement of Cash Flows

For purposes of the consolidated statement of cash flows, the Group's cash and cash equivalents include highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.

The Group's assignment of cash flows to the operating, investing or financing category depends on the business model ("management approach"). For the Group the primary operating activity is to manage financial assets and financial liabilities. Therefore, the issuance and management of long-term borrowings is a core operating activity which is different than for a non-financial company, where borrowing is not a principal revenue producing activity and thus is part of the financing category.

The Group views the issuance of senior long-term debt as an operating activity. Senior long-term debt comprises structured notes and asset backed securities, which are designed and executed by CIB business lines and which are revenue generating activities and the other component is debt issued by Treasury, which is considered interchangeable with other funding sources; all of the funding costs are allocated to business activities to establish their profitability.

Cash flows related to subordinated long-term debt and trust preferred securities are viewed differently than those related to senior-long term debt because they are managed as an integral part of the Group's capital, primarily to meet regulatory capital requirements. As a result they are not interchangeable with other operating liabilities, but can only be interchanged with equity and thus are considered part of the financing category.

The amounts shown in the statement of cash flows do not precisely match the movements in the balance sheet from one period to the next as they exclude non-cash items such as movements due to foreign exchange translation and movements due to changes in the group of consolidated companies.

Movements in balances carried at fair value through profit or loss represent all changes affecting the carrying value.This includes the effects of market movements and cash inflows and outflows. The movements in balances carried at fair value are usually presented in operating cash flows.

Insurance

The Group's insurance business issues two types of contracts:

Insurance Contracts – These are annuity and universal life contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. All insurance contract liabilities are measured under the provisions of U.S. GAAP for insurance contracts.

Non-Participating Investment Contracts ("Investment Contracts") – These contracts do not contain significant insurance risk or discretionary participation features. These are measured and reported consistently with other financial liabilities, which are classified as financial liabilities at fair value through profit or loss.

Financial assets held to back annuity contracts have been classified as financial instruments available for sale. Financial assets held for other insurance and investment contracts have been designated as fair value through profit or loss under the fair value option.

Insurance Contracts

Premiums on long-term insurance contracts are recognized as income when received. For single premium business, this is the date from which the policy is effective. For regular premium contracts, receivables are recognized at the date when payments are due. Premiums are shown before deduction of commissions. When policies lapse due to non-receipt of premiums, all related premium income accrued but not received from the date they are deemed to have lapsed, net of related expense, is offset against premiums.

Claims are recorded as an expense when they are incurred, and reflect the cost of all claims arising during the year, including policyholder profit participations allocated in anticipation of a participation declaration.

The aggregate policy reserves for universal life insurance contracts are equal to the account balance, which represents premiums received and investment returns credited to the policy, less deductions for mortality costs and expense charges. For other unit-linked insurance contracts the policy reserve represents the fair value of the underlying assets.

For annuity contracts, the liability is calculated by estimating the future cash flows over the duration of the in-force contracts and discounting them back to the valuation date allowing for the probability of occurrence. The assumptions are fixed at the date of acquisition with suitable provisions for adverse deviations (PADs). This calculated liability value is tested against a value calculated using best estimate assumptions and interest rates based on the yield on the amortized cost of the underlying assets. Should this test produce a higher value, the liability amount would be reset.

Aggregate policy reserves include liabilities for certain options attached to the Group's unit-linked pension products. These liabilities are calculated based on contractual obligations using actuarial assumptions.

Liability adequacy tests are performed for the insurance portfolios on the basis of estimated future claims, costs, premiums earned and proportionate investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expense indicate that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover deferred policy acquisition costs, then a premium deficiency is recognized.

For existing business, the deferred policy acquisition costs are immaterial to the insurance business.

Investment Contracts

All of the Group's investment contracts are unit-linked. These contract liabilities are determined using current unit prices multiplied by the number of units attributed to the contract holders as of the balance sheet date. As this amount represents fair value, the liabilities have been classified as financial liabilities at fair value through profit or loss. Deposits collected under investment contracts are accounted for as an adjustment to the investment contract liabilities. Investment income attributable to investment contracts is included in the income statement. Investment contract claims reflect the excess of amounts paid over the account balance released. Investment contract policyholders are charged fees for policy administration, investment management, surrenders or other contract services.

The financial assets for investment contracts are recorded at fair value with changes in fair value, and offsetting changes in the fair value of the corresponding financial liabilities, recorded in profit or loss.

Reinsurance

Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Assets and liabilities related to reinsurance are reported on a gross basis when material. Amounts ceded to reinsurers from reserves for insurance contracts are estimated in a manner consistent with the reinsured risk. Accordingly, revenues and expenses related to reinsurance agreements are recognized in a manner consistent with the underlying risk of the business reinsured.

Recently Adopted Accounting Pronouncements

IAS 39 and IFRS 7

In October 2008, the IASB issued amendments to IAS 39, "Financial Instruments: Recognition and Measurement", and IFRS 7, "Financial Instruments: Disclosures", titled "Reclassification of Financial Assets". The amendments to IAS 39 permit (1) certain reclassifications of non-derivative financial assets (other than those designated under the fair value option) out of the fair value through profit or loss category and (2) also allow the reclassification of financial assets from the available for sale category to the loans and receivables category in particular circumstances. The amendments to IFRS 7 introduce additional disclosure requirements if an entity has reclassified financial assets in accordance with the amendments to IAS 39. In November 2008, the IASB issued another amendment to IAS 39 and IFRS 7, "Reclassification of Financial Assets – Effective Date and Transition" to clarify the effective date of the amendments. The amendments allowed retrospective application to July 1, 2008 for reclassifications made prior to November 1, 2008. Any reclassification made on or after November 1, 2008 takes effect from the date of reclassification. The impact of the reclassifications permissible under the IAS 39 amendments as of December 31, 2008, was to increase income before income taxes by € 3.3 billion. For further information, please refer to Note [10].

IFRIC 14

In July 2007, the International Financial Reporting Interpretations Committee ("IFRIC") issued interpretation IFRIC 14, "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" ("IFRIC 14"). IFRIC 14 provides general guidance on how to assess the limit in IAS 19, "Employee Benefits" on the amount of a pension fund surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement. No additional liability need be recognized by the employer under IFRIC 14 unless the contributions that are payable under the minimum funding requirement cannot be returned to the company. IFRIC 14 is effective for annual periods beginning on or after January 1, 2008, with early application permitted. The adoption of IFRIC 14 had no impact on the Group's consolidated financial statements.

New Accounting Pronouncements

Improvements to IFRS

In May 2008, the IASB issued amendments to IFRS, which resulted from the IASB's annual improvements project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the amendments will not have a material impact on the Group's consolidated financial statements.

IFRS 3 and IAS 27

In January 2008, the IASB issued a revised version of IFRS 3, "Business Combinations" ("IFRS 3 R"), and an amended version of IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27 R"). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for non-controlling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any non-controlling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both Standards are applied together. While approved by the IASB, the standards have yet to be endorsed by the EU.

IAS 32 and IAS 1

In February 2008, the IASB issued amendments to IAS 32, "Financial Instruments: Presentation", and IAS 1, "Presentation of Financial Statements", titled "Puttable Financial Instruments and Obligations Arising on Liquidation". The amendments provide for equity treatment, under certain circumstances, for financial instruments puttable at fair value and obligations arising on liquidation only. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the amendments will not have a material impact on the Group's consolidated financial statements.

[2] Business Segments and Related Information

The following segment information has been prepared in accordance with the "management approach", which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision-maker in order to allocate resources to a segment and to assess its performance.

Business Segments

The following business segments represent the Group's organizational structure as reflected in its internal management reporting systems.

The Group is organized into three group divisions, which are further subdivided into corporate divisions. As of December 31, 2008, the group divisions and corporate divisions were as follows:

The Corporate and Investment Bank (CIB), which combines the Group's corporate banking and securities activities (including sales and trading and corporate finance activities) with the Group's transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, banks and sovereign organizations. Within CIB, the Group manages these activities in two global corporate divisions: Corporate Banking & Securities (CB&S) and Global Transaction Banking (GTB).

- CB&S is made up of the Global Markets and Corporate Finance business divisions. These businesses offer financial products worldwide, ranging from the underwriting of stocks and bonds to the tailoring of structured solutions for complex financial requirements.
- GTB is primarily engaged in the gathering, transferring, safeguarding and controlling of assets for its clients throughout the world. It provides processing, fiduciary and trust services to corporations, financial institutions and governments and their agencies.

Private Clients and Asset Management (PCAM), which combines the Group's asset management, private wealth management and private and business client activities. Within PCAM, the Group manages these activities in two global corporate divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC).

- AWM is composed of the business divisions Asset Management (AM), which focuses on managing assets on behalf of institutional clients and providing mutual funds and other retail investment vehicles, and Private Wealth Management (PWM), which focuses on the specific needs of high net worth clients, their families and selected institutions.
- PBC serves retail and affluent clients as well as small corporate customers with a full range of retail banking products.

Corporate Investments (CI), which manages certain alternative assets of the bank and other debt and equity positions.

Changes in the composition of segments can arise from either changes in management responsibility, for which prior periods are restated to conform with the current year's presentation, or from acquisitions and divestitures. There were no changes in management responsibilities with a significant impact on segmental reporting during 2008.

The following describes acquisitions and divestitures which had a significant impact on the Group's segment operations:

- In December 2008, RREEF Alternative Investments acquired a significant minority interest in Rosen Real Estate Securities LLC (RRES), a long/short real estate investment advisor. The investment is included in the corporate division AWM.
- In November 2008, the Group acquired a 40 % stake in UFG Invest, the Russian investment management company of UFG Asset Management, with an option to become a 100 % owner in the future. The business will be branded Deutsche UFG Capital Management. The investment is included in the corporate division AWM.
- In October 2008, the Group completed the acquisition of the operating platform of Pago eTransaction GmbH into the Deutsche Card Services GmbH, based in Germany. The investment is included in the corporate division GTB.
- In June 2008, the Group consolidated Maher Terminals LLC and Maher Terminals of Canada Corp, collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America. RREEF Infrastructure acquired all third party investors' interests in the North America Infrastructure Fund, whose sole underlying investment is Maher Terminals. The investment is included in the corporate division AWM.
- In June 2008, the Group sold DWS Investments Schweiz AG, comprising the Swiss fund administration business of the corporate division AWM, to State Street Bank.
- Effective June 2008, the Group sold its Italian life insurance company DWS Vita S.p.A. to Zurich Financial Services Group. The business was included within the corporate division AWM.
- Effective March 2008, the Group completed the acquisition of a 60 % interest in Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm. This is included in the corporate division AWM.
- In February 2008, the 50 % interest in the management company of the Australia based DEXUS Property Group was sold by RREEF Alternative Investments to DEXUS' unitholders. The investment was included in the corporate division AWM.

- In January 2008, the Group acquired HedgeWorks LLC, a hedge fund administrator based in the United States. The investment is included in the corporate division GTB.
- In January 2008, the Group increased its stake in Harvest Fund Management Company Limited to 30 %. Harvest is a mutual fund manager in China. The investment is included in the corporate division AWM.
- In October 2007, the Group acquired Abbey Life Assurance Company Limited, a UK company that consists primarily of unit-linked life and pension policies and annuities. The business is included in the corporate division CB&S.
- In July 2007, AM completed the sale of its local Italian mutual fund business and established long term distribution arrangements with the Group's strategic partner, Anima S.G.R.p.A. The business is included in the corporate division AWM.
- In July 2007, RREEF Private Equity acquired a significant stake in Aldus Equity, an alternative asset management and advisory boutique, which specializes in customized private equity investing for institutional and high net worth investors. The business is included in the corporate division AWM.
- In July 2007, the Group announced the completion of the acquisition of the institutional cross-border custody business of Türkiye Garanti Bankasi A.Ş. The business is included in the corporate division GTB.
- In July 2007, RREEF Infrastructure completed the acquisition of Maher Terminals. After a partial sale into the fund for which it was acquired, Maher Terminals was deconsolidated in October 2007.
- In June 2007, the Group completed the sale of the Australian Asset Management domestic manufacturing operations to Aberdeen Asset Management. The business was included in the corporate division AWM.
- In January 2007, the Group sold the second tranche (41 %) of PBC's Italian BankAmericard processing activities to Istituto Centrale delle Banche Popolari Italiane ("ICBPI"), the central body of Italian cooperative banks. The business was part of the corporate division PBC.
- In January 2007, the Group completed the acquisition of MortgageIT Holdings, Inc., a residential mortgage real estate investment trust (REIT) in the U.S. The business is included in the corporate division CB&S.
- In January 2007, the Group completed the acquisition of Berliner Bank, which is included in the corporate division PBC. The acquisition expands the Group's market share in the retail banking sector of the German capital.
- In December 2006 the Group closed the acquisition of the UK wealth manager, Tilney Group Limited. The acquisition is a key element in PWM's strategy to expand its on-shore presence in dedicated core markets and to expand into various client segments, including the Independent Financial Advisors sector.
- In November 2006, the Group acquired norisbank from DZ Bank Group. The business is included in the corporate division PBC.
- In October 2006, the Group sold 49 % of PBC's Italian BankAmericard processing and acquiring operation to ICBPI.
- In July 2006, the Group deconsolidated Deutsche Wohnen AG following the termination of the control agreement with DB Real Estate Management GmbH. Deutsche Wohnen AG is a real estate investment company and was included in the corporate division AWM.
- In May 2006, the Group completed the acquisition of the UK Depository and Clearing Centre business from JPMorgan Chase & Co. The business is included in the corporate division GTB.
- In February 2006, the Group completed the acquisition of the remaining 60 % of United Financial Group (UFG), an investment bank in Russia. The business is included in corporate division CB&S.
- In the first quarter 2006, the Group completed its sale of EUROHYPO AG to Commerzbank AG. The business was included in the corporate division CI.

Measurement of Segment Profit or Loss

Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the "Consolidation and Adjustments" section. The information provided about each segment is based on the internal reports about segment profit or loss, assets and other information which are regularly reviewed by the chief operating decision-maker.

Management reporting for the Group is generally based on IFRS. Non-IFRS compliant accounting methods are rarely used and represent either valuation or classification differences. The largest valuation differences relate to mark-to-market accounting in management reporting versus accrual accounting under IFRS (for example, for certain financial instruments in the Group's treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) and in equity under IFRS. The major classification difference relates to minority interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Minority interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in Consolidation & Adjustments) and a component of net income appropriation under IFRS.

Revenues from transactions between the business segments are allocated on a mutually-agreed basis. Internal service providers, which operate on a nonprofit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally based on service level agreements and are either determined based upon "price per unit", "fixed price" or "agreed percentages". Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting systems follow a "matched transfer pricing concept" in which the Group's external net interest income is allocated to the business segments based on the assumption that all positions are funded or in-vested via the money and capital markets. Therefore, to create comparability with competitors who have legally independent units with their own equity funding, the Group allocates the notional interest credit on its consolidated capital to the business segments, in proportion to each business segment's allocated average active equity.

Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group's businesses and to enable them to better understand the Group's results. These include:

- Average active equity: The Group calculates active equity to facilitate comparison to its competitors and refers to active equity in several ratios. Active equity is not a measure provided for in IFRS, however, the Group's ratios based on average active equity should not be compared to other companies' ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders' equity are average unrealized net gains (losses) on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval at the general shareholders' meeting. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which consist of economic capital, goodwill and other unamortized intangible assets. The total amount allocated is the higher of the Group's overall economic risk exposure or regulatory capital demand. In 2008 this demand for regulatory capital was derived by assuming a Tier 1 ratio of 8.5 %. In 2009 the Group intends to derive its internal demand for regulatory capital assuming a Tier 1 ratio of 10.0 %. If the Group's average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.
- Return on average active equity in % is defined as income before income taxes less minority interest as a percentage of average active equity. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Segmental Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the years ended December 31, 2008, 2007 and 2006, respectively.

2008	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting[5]
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues[1]	304	2,774	3,078	3,264	5,777	9,041	1,290	13,408
Provision for credit losses	402	5	408	15	653	668	(1)	1,075
Total noninterest expenses	8,427	1,663	10,090	3,794	4,178	7,972	95	18,156
therein:								
Depreciation, depletion and amortization	52	6	58	17	76	93	8	159
Severance payments	335	3	338	29	84	113	0	451
Policyholder benefits and claims	(273)	–	(273)	18	–	18	–	(256)
Impairment of intangible assets	5	–	5	580	–	580	–	585
Restructuring activities	–	–	–	–	–	–	–	–
Minority interest	(48)	–	(48)	(20)	0	(20)	2	(66)
Income (loss) before income taxes	(8,476)	1,106	(7,371)	(525)	945	420	1,194	(5,756)
Cost/income ratio	N/M	60 %	N/M	116 %	72 %	88 %	7 %	135 %
Assets[2, 3]	2,012,427	49,487	2,047,181	50,473	138,350	188,785	18,297	2,189,313
Expenditures for additions to long-lived assets	1,167	38	1,205	13	56	70	0	1,275
Total risk position	234,344	15,400	249,744	16,051	37,482	53,533	2,677	305,953
Average active equity[4]	19,181	1,081	20,262	4,870	3,445	8,315	403	28,979
Pre-tax return on average active equity	(44) %	102 %	(36) %	(11) %	27 %	5 %	N/M	(20) %
1 Includes:								
Net interest income	7,683	1,157	8,840	496	3,249	3,746	7	12,592
Net revenues from external customers	423	2,814	3,236	3,418	5,463	8,881	1,259	13,376
Net intersegment revenues	(118)	(40)	(158)	(154)	314	160	31	33
Net income (loss) from equity method investments	(110)	2	(108)	87	2	88	62	42
2 Includes:								
Equity method investments	1,687	40	1,727	321	44	365	71	2,163

N/M – Not meaningful

3 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets.

5 Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million, which are excluded from the Group's target definition.

2007	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting[5]
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues[1]	**16,507**	**2,585**	**19,092**	**4,374**	**5,755**	**10,129**	**1,517**	**30,738**
Provision for credit losses	**102**	**7**	**109**	**1**	**501**	**501**	**3**	**613**
Total noninterest expenses	**12,169**	**1,633**	**13,802**	**3,453**	**4,108**	**7,560**	**220**	**21,583**
therein:								
Depreciation, depletion and amortization	50	8	58	20	82	102	17	177
Severance payments	100	7	107	28	27	55	0	162
Policyholder benefits and claims	116	–	116	73	–	73	–	188
Impairment of intangible assets	–	–	–	74	–	74	54	128
Restructuring activities	(4)	(1)	(4)	(8)	(1)	(9)	(0)	(13)
Minority interest	**34**	**–**	**34**	**7**	**0**	**8**	**(5)**	**37**
Income (loss) before income taxes	**4,202**	**945**	**5,147**	**913**	**1,146**	**2,059**	**1,299**	**8,505**
Cost/income ratio	74 %	63 %	72 %	79 %	71 %	75 %	15 %	70 %
Assets[2, 3]	1,785,876	32,117	1,800,027	39,180	117,809	156,767	13,005	1,916,304
Expenditures for additions to long-lived assets	351	87	438	2	62	65	0	503
Total risk position	218,663	18,363	237,026	15,864	69,722	85,586	4,891	327,503
Average active equity[4]	19,619	1,095	20,714	5,109	3,430	8,539	473	29,725
Pre-tax return on average active equity	21 %	86 %	25 %	18 %	33 %	24 %	N/M	29 %
1 Includes:								
Net interest income	4,362	1,106	5,467	165	3,083	3,248	(5)	8,710
Net revenues from external customers	16,691	2,498	19,189	4,615	5,408	10,023	1,492	30,704
Net intersegment revenues	(184)	87	(97)	(241)	347	106	25	34
Net income (loss) from equity method investments	51	2	52	114	2	116	184	352
2 Includes:								
Equity method investments	2,430	39	2,469	560	45	605	221	3,295

N/M – Not meaningful

3 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets.

5 Includes gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 514 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million and a gain from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 317 million, which are excluded from the Group's target definition.

2006 in € m. (unless stated otherwise)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting[5]
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues[1]	**16,574**	**2,228**	**18,802**	**4,166**	**5,149**	**9,315**	**574**	**28,691**
Provision for credit losses	**(65)**	**(29)**	**(94)**	**(1)**	**391**	**391**	**2**	**298**
Total noninterest expenses	**11,236**	**1,552**	**12,789**	**3,284**	**3,716**	**7,000**	**214**	**20,003**
therein:								
Depreciation, depletion and amortization	57	25	82	33	84	116	17	215
Severance payments	97	3	99	12	10	22	0	121
Policyholder benefits and claims	–	–	–	63	–	63	–	63
Impairment of intangible assets	–	–	–	–	–	–	31	31
Restructuring activities	77	22	99	43	49	91	1	192
Minority interest	**23**	**–**	**23**	**(11)**	**0**	**(11)**	**(3)**	**10**
Income (loss) before income taxes	**5,379**	**705**	**6,084**	**894**	**1,041**	**1,935**	**361**	**8,380**
Cost/income ratio	68 %	70 %	68 %	79 %	72 %	75 %	37 %	70 %
Assets[2, 3]	1,395,115	25,655	1,404,256	35,939	94,853	130,753	17,783	1,512,759
Expenditures for additions to long-lived assets	573	2	575	5	383	388	0	963
Total risk position	177,651	14,240	191,891	12,335	63,900	76,234	5,395	273,520
Average active equity[4]	16,041	1,064	17,105	4,917	2,289	7,206	1,057	25,368
Pre-tax return on average active equity	34 %	66 %	36 %	18 %	45 %	27 %	34 %	33 %
1 Includes:								
Net interest income	3,097	890	3,987	162	2,767	2,928	1	6,916
Net revenues from external customers	16,894	2,060	18,954	4,435	4,724	9,159	543	28,656
Net intersegment revenues	(320)	168	(152)	(269)	425	156	31	35
Net income (loss) from equity method investments	72	1	74	142	3	145	197	416
2 Includes:								
Equity method investments	1,624	38	1,662	588	8	596	207	2,465

3 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets.

5 Includes a gain from the sale of the bank's remaining holding in EUROHYPO AG of € 131 million, gains from the sale of industrial holdings (Linde AG) of € 92 million, and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 125 million, which are excluded from the Group's target definition.

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations

The following table presents a reconciliation of the total results of operations and total assets of the Group's business segments under management reporting systems to the consolidated financial statements for the years ended December 31, 2008, 2007 and 2006, respectively.

			2008			2007			2006
in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[1]	13,408	82	13,490	30,738	7	30,745	28,691	(197)	28,494
Provision for credit losses	1,075	1	1,076	613	(1)	612	298	(0)	298
Noninterest expenses	18,156	(0)	18,155	21,583	(199)	21,384	20,003	(146)	19,857
Minority interest	(66)	66	–	37	(37)	–	10	(10)	–
Income (loss) before income taxes	**(5,756)**	**15**	**(5,741)**	**8,505**	**243**	**8,749**	**8,380**	**(41)**	**8,339**
Assets	2,189,313	13,110	2,202,423	1,916,304	8,699	1,925,003	1,512,759	7,821	1,520,580
Total risk position	305,953	1,779	307,732	327,503	1,315	328,818	273,520	1,939	275,459
Average active equity	28,979	3,100	32,079	29,725	368	30,093	25,368	255	25,623

1 Net interest income and noninterest income.

In 2008, income before income taxes in Consolidation & Adjustments was € 15 million. Noninterest expenses included charges related to litigation provisions offset by value added tax benefits. The main adjustments to net revenues in Consolidation & Adjustments in 2008 were:

- Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS for economically hedged short-term positions, driven by the significant volatility and overall decline of short-term interest rates, increased net revenues by approximately € 450 million.
- Hedging of net investments in certain foreign operations decreased net revenues by approximately € 160 million.
- Trading results from the Group's own shares and certain derivatives indexed to own shares are reflected in the CB&S Corporate Division. The elimination of such results under IFRS resulted in an increase of approximately € 80 million.
- Decreases related to the elimination of intra-Group rental income were € 37 million.
- The remainder of net revenues was due to net interest expenses which were not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on nondivisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest expenses related to tax refunds and accruals.

In 2007, income before income taxes in Consolidation & Adjustments was € 243 million. Noninterest expenses benefited primarily from a recovery of value added tax paid in prior years, based on a refined methodology which was agreed with the tax authorities, and also reimbursements associated with several litigation cases. The main adjustments to net revenues in Consolidation & Adjustments in 2007 were:

— Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS decreased net revenues by approximately € 100 million.
— Trading results from the Group's own shares are reflected in the CB&S Corporate Division. The elimination of such results under IFRS resulted in an increase of approximately € 30 million.
— Decreases related to the elimination of intra-Group rental income were € 39 million.
— Net interest income related to tax refunds and accruals increased net revenues by € 69 million.
— The remainder of net revenues was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for nondivisionalized assets/liabilities and results from hedging the net investments in certain foreign operations.

In 2006, Consolidation & Adjustments showed a loss before income taxes of € 41 million. Noninterest expenses benefited mainly from a provision release related to activities to restructure grundbesitz-invest, the Group's German open-ended real estate fund, and a settlement of insurance claims for business interruption losses and costs related to the terrorist attacks of September 11, 2001. Within net revenues, the main drivers in Consolidation & Adjustments were:

— Adjustments related to financial instruments which were carried at fair value through profit or loss for management reporting purposes but accounted for on an amortized cost basis under IFRS decreased net revenues by approximately € 210 million.
— Trading results from the Group's own shares in the CB&S Corporate Division resulted in a decrease of € 100 million.
— The elimination of intra-Group rental income decreased net revenues by € 40 million.
— Net interest income related to tax refunds and accruals increased by € 67 million.
— Settlement of insurance claims for business interruption losses and costs related to the terrorist attacks of September 11, 2001 increased net revenues by € 125 million.
— The remainder was due to other corporate items outside the management responsibility of the business segments.

Assets and total risk position in Consolidation & Adjustments reflect corporate assets, such as deferred tax assets and central clearing accounts, outside of the management responsibility of the business segments.

Average active equity assigned to Consolidation & Adjustments reflects the residual amount of equity that is not allocated to the segments as described under "Measurement of Segment Profit or Loss" in this Note.

Entity-Wide Disclosures

The following tables present the net revenue components of the CIB and PCAM Group Divisions, for the years ended December 31, 2008, 2007 and 2006, respectively.

	Corporate and Investment Bank		
in € m.	2008	2007	2006
Sales & Trading (equity)	(630)	4,613	4,039
Sales & Trading (debt and other products)	124	8,407	9,016
Total Sales & Trading	**(506)**	**13,020**	**13,055**
Origination (equity)	336	861	760
Origination (debt)	(713)	714	1,331
Total origination	**(377)**	**1,575**	**2,091**
Advisory	589	1,089	800
Loan products	1,260	974	946
Transaction services	2,774	2,585	2,228
Other products	(661)	(151)	(318)
Total	**3,078**	**19,092**	**18,802**

	Private Clients and Asset Management		
in € m.	2008	2007	2006
Portfolio/fund management	2,457	3,017	3,041
Brokerage	1,891	2,172	1,895
Loan/deposit	3,251	3,145	2,814
Payments, account & remaining financial services	1,066	1,039	907
Other products	376	756	658
Total	**9,041**	**10,129**	**9,315**

The following table presents total net revenues (before allowance for credit losses) by geographic area for the years ended December 31, 2008, 2007 and 2006, respectively. The information presented for CIB and PCAM has been classified based primarily on the location of the Group's office in which the revenues are recorded. The information for Corporate Investments and Consolidation & Adjustments is presented on a global level only, as management responsibility for these areas is held centrally.

in € m.	2008	2007	2006
Germany:			
CIB	2,866	2,921	2,265
PCAM	5,208	5,514	4,922
Total Germany	**8,074**	**8,434**	**7,187**
Europe, Middle East and Africa:			
CIB	(621)	7,721	6,836
PCAM	2,391	2,816	2,661
Total Europe, Middle East and Africa[1]	**1,770**	**10,537**	**9,497**
Americas (primarily U.S.):			
CIB	(838)	4,628	6,810
PCAM	971	1,331	1,350
Total Americas	**133**	**5,959**	**8,160**
Asia/Pacific:			
CIB	1,671	3,823	2,891
PCAM	471	468	381
Total Asia/Pacific	**2,142**	**4,291**	**3,273**
CI	1,290	1,517	574
Consolidation & Adjustments	82	7	(197)
Consolidated net revenues[2]	**13,490**	**30,745**	**28,494**

1 The United Kingdom reported negative revenues for the year ended December 31, 2008. For the years ended December 31, 2007 and 2006, respectively, the United Kingdom accounted for more than 60 % of these revenues.

2 Consolidated net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income). Revenues are attributed to countries based on the location in which the Group's booking office is located. The location of a transaction on the Group's books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group's personnel who entered into or facilitated the transaction. Where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

Notes to the Consolidated Income Statement

[3] Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Net Interest Income

The following are the components of interest and similar income and interest expense.

in € m.	2008	2007	2006
Interest and similar income:			
Interest-earning deposits with banks	1,313	1,384	1,358
Central bank funds sold and securities purchased under resale agreements	964	1,090	1,245
Securities borrowed	1,011	3,784	3,551
Financial assets at fair value through profit or loss	34,938	42,920	39,195
Interest income on financial assets available for sale	1,260	1,596	1,357
Dividend income on financial assets available for sale	312	200	207
Loans	12,269	10,901	9,344
Other	2,482	2,800	2,018
Total interest and similar income	**54,549**	**64,675**	**58,275**
Interest expense:			
Interest-bearing deposits	13,015	17,371	14,025
Central bank funds purchased and securities sold under repurchase agreements	4,425	6,869	5,788
Securities loaned	304	996	798
Financial liabilities at fair value through profit or loss	14,811	20,989	22,631
Other short-term borrowings	1,905	2,665	2,708
Long-term debt	5,273	4,912	3,531
Trust preferred securities	571	339	267
Other	1,792	1,685	1,519
Total interest expense	**42,096**	**55,826**	**51,267**
Net interest income	**12,453**	**8,849**	**7,008**

Interest income recorded on impaired financial assets was € 65 million, € 57 million and € 47 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

The following are the components of net gains (losses) on financial assets/liabilities at fair value through profit or loss.

in € m.	2008	2007	2006
Trading income:			
Sales & Trading (equity)	(9,615)	3,797	2,441
Sales & Trading (debt and other products)	(25,369)	(427)	6,004
Total Sales & Trading	(34,984)	3,370	8,445
Other trading income	1,155	548	423
Total trading income	**(33,829)**	**3,918**	**8,868**
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:			
Breakdown by financial asset/liability category:			
Securities purchased/sold under resale/repurchase agreements	–	(41)	7
Securities borrowed/loaned	(4)	33	(13)
Loans and loan commitments	(4,016)	(570)	136
Deposits	139	10	(40)
Long-term debt:			
Debt issued by consolidated SPEs	19,584	4,282	(49)
Debt issued by operating entities	9,046	(500)	2
Other financial assets/liabilities designated at fair value through profit or loss	(912)	43	(19)
Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	**23,837**	**3,257**	**24**
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	**(9,992)**	**7,175**	**8,892**

The Group issues structured notes through its operating branches and subsidiaries (Debt issued by operating entities). Certain of these structured notes were designated at fair value through profit or loss under the fair value option. The gains (losses) on these structured notes principally arose due to changes in the market conditions that gave rise to the market risk on these instruments. As the market risk on these instruments is economically hedged by trading assets so the gains (losses) reported on the debt issued by operating entities were substantially offset by losses (gains) on trading assets. The amount of these gains (losses) resulting from changes in the credit risk of the Group is explained in Note [9], Financial Assets/Liabilities through profit or loss.

In addition, the Group issues structured notes through consolidated SPEs (Debt issued by consolidated SPEs). These SPEs contain collateral, classified as trading assets, enter into derivatives and issue notes linked to the risks on the collateral and the derivatives. Examples include Group sponsored and third party sponsored securitization entities and asset repackaging entities. Gains on the debt issued by consolidated SPEs, which are designated at fair value through profit or loss under the fair value option, are substantially offset by fair value losses on the trading assets and derivatives held by the SPEs. Of the amount reported above, there were gains of € 17.9 billion and € 3.5 billion on notes issued by consolidated securitization structures for the years ended December 31, 2008 and December 31, 2007, respectively. Fair value movements on related instruments of € (20.1) billion and € (4.4) billion for the years ended December 31, 2008 and December 31, 2007, respectively, are reported within trading income under Sales & Trading (Debt and other products). The difference between these gains and losses represents the Group's share of the losses in these consolidated securitization structures. As explained in Note [9], Financial Assets/Liabilities through profit or loss, the fair value of the notes issued by these SPEs is not sensitive to changes in the Group's credit risk and therefore none of the gains reported above arose from changes in the Group's credit risk.

Combined Overview

The Group's trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group's trading activities can periodically shift income between net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused presentation, the Group combines net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate and Investment Bank, rather than by type of income generated.

The following table presents data relating to the Group's combined net interest and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and, for the Corporate and Investment Bank, by product, for the years ended December 31, 2008, 2007 and 2006, respectively.

in € m.	2008	2007	2006
Net interest income	12,453	8,849	7,008
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	8,892
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**2,461**	**16,024**	**15,900**
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by Group Division/CIB product:			
Sales & Trading (equity)	(1,895)	3,117	2,613
Sales & Trading (debt and other products)	317	7,483	8,130
Total Sales & Trading	(1,578)	10,600	10,743
Loan products[1]	1,014	499	490
Transaction services	1,358	1,297	1,074
Remaining products[2]	(1,821)	(118)	435
Total Corporate and Investment Bank	(1,027)	12,278	12,743
Private Clients and Asset Management	3,871	3,529	3,071
Corporate Investments	(172)	157	3
Consolidation & Adjustments	(211)	61	83
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**2,461**	**16,024**	**15,900**

1 Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

2 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

[4] Commissions and Fee Income

The following are the components of commission and fee income and expense.

in € m.	2008	2007	2006
Commission and fee income and expense:			
Commission and fee income	12,449	15,199	13,418
Commission and fee expense	2,700	2,910	2,223
Net commissions and fee income	**9,749**	**12,289**	**11,195**

in € m.	2008	2007	2006
Net commissions and fee income:			
Net commissions and fees from fiduciary activities	3,414	3,965	3,911
Net commissions, brokers' fees, mark-ups on securities underwriting and other securities activities	3,798	5,497	4,709
Net fees for other customer services	2,537	2,827	2,575
Net commissions and fee income	**9,749**	**12,289**	**11,195**

[5] Net Gains (Losses) on Financial Assets Available for Sale

The following are the components of net gains (losses) on financial assets available for sale.

in € m.	2008	2007	2006
Net gains (losses) on financial assets available for sale:			
Net gains (losses) on debt securities:	(534)	(192)	24
Net gains (losses) from disposal	17	8	24
Impairments	(551)	(200)	–
Reversal of impairments	–	–	–
Net gains (losses) on equity securities:	1,156	944	530
Net gains (losses) from disposal	1,428	1,004	540
Impairments	(272)	(60)	(10)
Net gains (losses) on loans:	(63)	(12)	(2)
Net gains (losses) from disposal	(12)	(8)	(2)
Impairments	(52)	(4)	–
Reversal of impairments	1	–	–
Net gains (losses) on other equity interests:	107	53	39
Net gains (losses) from disposal	108	60	50
Impairments	(1)	(7)	(11)
Total net gains (losses) on financial assets available for sale	**666**	**793**	**591**

[6] Other Income

The following are the components of other income.

in € m.	2008	2007	2006
Other income:			
Net income from investment properties	8	29	43
Net gains (losses) on disposal of investment properties	–	8	28
Net gains (losses) on disposal of consolidated subsidiaries	85	321	52
Net gains (losses) on disposal of loans	50	44	80
Insurance premiums[1]	308	134	47
Remaining other income[2]	117	750	139
Total other income	**568**	**1,286**	**389**

1 Net of reinsurance premiums paid. The increases from 2006 to 2007 and from 2007 to 2008 were predominantly driven by the consolidation of Abbey Life Assurance Company Limited in October 2007.

2 Remaining other income in 2007 included gains of € 317 million from the sale/leaseback of the Group's 60 Wall Street premises in New York and € 148 million other income from consolidated investments.

[7] General and Administrative Expenses

The following are the components of general and administrative expenses.

in € m.	2008	2007	2006
General and administrative expenses:			
IT costs	1,820	1,867	1,585
Occupancy, furniture and equipment expenses	1,434	1,347	1,198
Professional service fees	1,164	1,257	1,203
Communication and data services	700	680	634
Travel and representation expenses	492	539	503
Payment, clearing and custodian services	418	437	431
Marketing expenses	373	411	365
Other expenses	1,815	1,416	1,150
Total general and administrative expenses	**8,216**	**7,954**	**7,069**

Other expenses include, among other items, regulatory, other taxes and insurance related costs, operational losses and other non-compensation staff related expenses. The increase in other expenses was mainly driven by litigation expenses, consolidated infrastructure investments and a provision related to the obligation to repurchase certain securities.

[8] Earnings per Common Share

Basic earnings per common share amounts are computed by dividing net income (loss) attributable to Deutsche Bank shareholders by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts, and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. The aforementioned instruments are only included in the calculation of diluted earnings per share if they are dilutive in the respective reporting period.

In December 2008, the Group decided to amend existing forward purchase contracts covering 33.6 million Deutsche Bank common shares from physical to net-cash settlement and these instruments are no longer included in the computation of basic and diluted earnings per share (for further details refer to Note [28]).

The following table presents the computation of basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006, respectively.

in € m.	2008	2007	2006
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share	**(3,835)**	**6,474**	**6,070**
Effect of dilutive securities:			
Forwards and options	–	–	(88)
Convertible debt	(1)	–	3
Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	**(3,836)**	**6,474**	**5,985**
Number of shares in m.			
Weighted-average shares outstanding – denominator for basic earnings per share	**504.1**	**474.2**	**468.3**
Effect of dilutive securities:			
Forwards	0.0	0.3	23.1
Employee stock compensation options	0.0	1.8	3.4
Convertible debt	0.1	0.7	1.0
Deferred shares	0.0	18.6	24.5
Other (including trading options)	0.0	0.5	0.9
Dilutive potential common shares	0.1	21.9	52.9
Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	**504.2**	**496.1**	**521.2**

in €	2008	2007	2006
Basic earnings per share	(7.61)	13.65	12.96
Diluted earnings per share	(7.61)	13.05	11.48

Due to the net loss situation in the year ended December 31, 2008, potentially dilutive instruments were generally not considered for the calculation of diluted earnings per share, because to do so would have been anti-dilutive. Under a net income situation however, the number of adjusted weighted-average shares after assumed conversions for the year ended December 31, 2008 would have increased by 31.2 million shares.

As of December 31, 2008, 2007 and 2006, the following instruments were outstanding and were not included in the calculation of diluted EPS, because to do so would have been anti-dilutive.

Number of shares in m.	2008	2007	2006
Forward purchase contracts	0.0	39.4	58.6
Put options sold	0.1	0.2	11.7
Call options sold	0.3	0.7	10.6
Employee stock compensation options	1.8	0.1	0.0
Deferred shares	26.9	0.6	0.5

Notes to the Consolidated Balance Sheet

[9] Financial Assets/Liabilities at Fair Value through Profit or Loss

The following are the components of financial assets and liabilities at fair value through profit or loss.

in € m.	Dec 31, 2008	Dec 31, 2007
Trading assets:		
Trading securities	204,994	449,684
Positive market values from derivative financial instruments	1,224,493	506,967
Other trading assets	42,468[1]	104,236[1]
Total trading assets	**1,471,955**	**1,060,887**
Financial assets designated at fair value through profit or loss:		
Securities purchased under resale agreements	94,726	211,142
Securities borrowed	29,079	69,830
Loans	18,739	21,522
Other financial assets designated at fair value through profit or loss	9,312	14,630
Total financial assets designated at fair value through profit or loss	**151,856**	**317,124**
Total financial assets at fair value through profit or loss	**1,623,811**	**1,378,011**

1 Includes traded loans of € 31,421 million and € 102,093 million at December 31, 2008 and 2007 respectively.

in € m.	Dec 31, 2008	Dec 31, 2007
Trading liabilities:		
Trading securities	56,967	106,225
Negative market values from derivative financial instruments	1,181,617	512,436
Other trading liabilities	11,201	830
Total trading liabilities	**1,249,785**	**619,491**
Financial liabilities designated at fair value through profit or loss:		
Securities sold under repurchase agreements	52,633	184,943
Loan commitments	2,352	526
Long-term debt	18,439	52,327
Other financial liabilities designated at fair value through profit or loss	4,579	3,002
Total financial liabilities designated at fair value through profit or loss	**78,003**	**240,798**
Investment contract liabilities[1]	5,977	9,796
Total financial liabilities at fair value through profit or loss	**1,333,765**	**870,085**

1 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [40] for more detail on these contracts.

Loans and Loan Commitments designated at Fair Value through Profit or Loss

The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group's maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 143 billion and € 302 billion as of December 31, 2008, and 2007, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments.

The credit risk on the lending facilities designated at fair value through profit or loss is mitigated in a number of ways including the purchase of protection through credit default swaps, by holding collateral against the loan or through the issuance of liabilities linked to the credit exposure on the loan. The credit risk on the securities purchased under resale agreements and the securities borrowed is mitigated by holding collateral.

Of the total drawn and undrawn lending facilities designated at fair value, the Group managed counterparty credit risk by purchasing credit default swap protection on facilities with a notional value of € 50.5 billion and € 46.8 billion as of December 31, 2008, and 2007, respectively. The notional value of credit derivatives used to mitigate the exposure to credit risk on drawn loans and undrawn irrevocable loan commitments designated at fair value was € 36.5 billion and € 28.1 billion as of December 31, 2008, and 2007, respectively.

The changes in fair value attributable to movements in counterparty credit risk are detailed in the table below.

	Dec 31, 2008		Dec 31, 2007	
in € m.	Loans	Loan Commit-ments	Loans	Loan Commit-ments
Changes in fair value of loans and loan commitments due to credit risk				
Cumulative change in the fair value	(870)	(2,731)	(99)	(332)
Annual change in the fair value in 2008/2007	(815)	(2,558)	(111)	(372)
Changes in fair value of credit derivatives used to mitigate credit risk				
Cumulative change in the fair value	844	2,674	64	213
Annual change in the fair value in 2008/2007	784	2,482	80	269

The change in fair value of the loans and loan commitments attributable to movements in the counterparty's credit risk is determined as the amount of change in its fair value that is not attributable to changes in market conditions that give rise to market risk. For collateralized loans, including securities purchased under resale agreements and securities borrowed, the collateral received acts to mitigate the counterparty credit risk. The fair value movement due to counterparty credit risk on securities purchased under resale agreements was not material due to the credit enhancement received.

Financial Liabilities designated at Fair Value through Profit or Loss

The fair value of a financial liability incorporates the credit risk of that financial liability. The changes in fair value of financial liabilities designated at fair value through profit or loss in issue at the year end attributable to movements in credit risk are detailed in the table below:

	Dec 31, 2008		Dec 31, 2007	
in € m.	Debt issued by operat-ing entities	Debt issued by consoli-dated SPEs	Debt issued by operat-ing entities	Debt issued by consoli-dated SPEs
Cumulative change in the fair value	364	4,821	18	3,589
Annual change in the fair value in 2008/2007	349	4,342	18	3,582

As described in Note [3] the Group issues structured notes and takes structured deposits through its operating branches and subsidiaries (Debt issued by operating entities) and issues structured notes through consolidated SPEs (Debt issued by consolidated SPEs).

The fair value of the debt issued by operating entities takes into account the credit risk of the Group. Where the instrument is quoted in an active market, the movement in fair value due to credit risk is calculated as the amount of change in fair value that is not attributable to changes in market conditions that give rise to market risk. Where the instrument is not quoted in an active market, the fair value is calculated using a valuation technique that incorporates credit risk by discounting the contractual cash flows on the debt using a credit-adjusted yield curve which reflects the level at which the Group could issue similar instruments at the reporting date.

Fair value movements due to credit risk on the debt issued by consolidated SPEs are not related to the Group's credit but to the credit of the legally-isolated SPE, which is dependent upon the collateral it holds. The movement in fair value due to credit risk is calculated as the gain or loss that is not attributable to change in market risk. The gain on the liabilities is substantially offset by losses due to widening credit spreads on the assets in the SPEs.

For collateralized borrowings, such as securities sold under repurchase agreements, the collateral pledged acts to mitigate the credit risk of the Group to the counterparty. The fair value movement due to the Group's credit risk on securities sold under repurchase agreements was not material due to the collateral pledged.

The credit risk on undrawn irrevocable loan commitments is predominantly counterparty credit risk. The change in fair value due to counterparty credit risk on undrawn irrevocable loan commitments has been disclosed with the counterparty credit risk on the drawn loans.

For all financial liabilities designated at fair value through profit or loss the amount that the Group would contractually be required to pay at maturity was € 33.7 billion and € 39.1 billion more than the carrying amount as of December 31, 2008 and 2007, respectively. The amount contractually required to pay at maturity assumes the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, the amount the Group would contractually be required to pay is determined by reference to the conditions existing at the reporting date.

The majority of the difference between the fair value of financial liabilities designated at fair value through profit or loss and the contractual cash flows which will occur at maturity is attributable to undrawn loan commitments where the contractual cash flow at maturity assumes full drawdown of the facility. The difference between the fair value and the contractual amount repayable at maturity excluding the amount of undrawn loan commitments designated at fair value through profit or loss was € 1.4 billion and € 5.3 billion as of December 31, 2008, and 2007, respectively.

[10] Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

Following the amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets", the Group reclassified certain trading assets and financial assets available for sale to loans and receivables. The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The disclosures below detail the impact of the reclassifications to the Group.

In the third quarter 2008, reclassifications were made with effect from July 1, 2008 at fair value at that date. As the consolidated financial statements for the year ended December 31, 2008 were prepared, adjustments relating to the reclassified assets as disclosed previously in the Group's interim report as of September 30, 2008 were made to correct immaterial errors. Disclosure within this note has been adjusted for the impact of these items.

The following table shows carrying values and fair values of the assets reclassified at July 1, 2008.

	Jul 1, 2008		Dec 31, 2008
in € m.	Carrying value	Carrying value	Fair value
Trading assets reclassified to loans	12,677	12,865	11,059
Financial assets available for sale reclassified to loans	11,354	10,787	8,628
Total financial assets reclassified to loans	**24,031**	**23,652**	**19,687**

As of July 1, 2008 the effective interest rates on reclassified trading assets ranged from 4.2 % to 8.3 % with expected recoverable cash flows of € 20.7 billion. Effective interest rates on financial assets available for sale reclassified as of July 1, 2008 ranged from 3.9 % to 9.9 % with expected recoverable cash flows of € 17.6 billion. Ranges of effective interest rates were determined based on weighted average rates by business.

In the fourth quarter of 2008, additional reclassifications were made, at fair value at the date of reclassification. The following table shows the carrying value and the fair value of the assets reclassified during the fourth quarter of 2008.

	Reclassification Dates		Dec 31, 2008
in € m.	Carrying value	Carrying value	Fair value
Trading assets reclassified to loans	10,956	10,772	9,658

The effective interest rates on trading assets reclassified in the fourth quarter ranged from 2.8 % to 13.1 % with expected recoverable cash flows of € 15.2 billion. Ranges of effective interest rates were determined based on weighted average rates by business.

If the reclassifications had not been made, the Group's income statement for 2008 would have included unrealized fair value losses on the reclassified trading assets of € 3.2 billion and additional impairment losses of € 209 million on the reclassified financial assets available for sale which were impaired. In 2008, shareholders' equity (Net gains (losses) not recognized in the income statement) would have included € 1.8 billion of additional unrealized fair value losses on the reclassified financial assets available for sale which were not impaired.

After reclassification, the reclassified financial assets contributed the following amounts to the 2008 income before income taxes.

in € m.	2008
Interest income	659
Provision for credit losses	(166)
Income before income taxes on reclassified trading assets	**493**
Interest income	258
Provision for credit losses	(91)
Income before income taxes on reclassified financial assets available for sale	**167**

Prior to reclassification in 2008, € 1.8 billion of unrealized fair value losses on the reclassified trading assets and € 174 million of impairment on reclassified financial assets available for sale were recognized in the consolidated income statement for 2008. In addition, unrealized fair value losses of € 736 million on reclassified financial assets available for sale that were not impaired were recorded directly in shareholders' equity during 2008 prior to the assets being reclassified.

In 2007, € 613 million of unrealized fair value losses on the reclassified trading assets and no impairment on reclassified financial assets available for sale were recognized in the consolidated income statement. In addition, unrealized fair value losses of € 275 million on reclassified financial assets available for sale that were not impaired were recorded directly in shareholders' equity during 2007.

As of the reclassification dates, unrealized fair value losses recorded directly in shareholders' equity amounted to € 1.1 billion. This amount will be released from shareholders' equity to the income statement on an effective interest rate basis. If the asset subsequently becomes impaired the amount recorded in shareholders' equity relating to the impaired asset is released to the income statement at the impairment date.

[11] Financial Instruments carried at Fair Value

Valuation Methods and Control

The Group has an established valuation control framework which governs internal control standards, methodologies, and procedures over the valuation process.

Prices Quoted in Active Markets: The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place.

Valuation Techniques: The Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available. Valuation techniques used for financial instruments include modeling techniques, the use of indicative quotes for proxy instruments, quotes from less recent and less regular transactions and broker quotes.

For some financial instruments a rate or other parameter, rather than a price, is quoted. Where this is the case then the market rate or parameter is used as an input to a valuation model to determine fair value. For some instruments, modeling techniques follow industry standard models for example, discounted cash flow analysis and standard option pricing models such as Black-Scholes. These models are dependent upon estimated future cash flows, discount factors and volatility levels. For more complex or unique instruments, more sophisticated modeling techniques, assumptions and parameters are required, including correlation, prepayment speeds, default rates and loss severity.

Frequently, valuation models require multiple parameter inputs. Where possible, parameter inputs are based on observable data which are derived from the prices of relevant instruments traded in active markets. Where observable data is not available for parameter inputs then other market information is considered. For example, indicative broker quotes and consensus pricing information is used to support parameter inputs where it is available. Where no observable information is available to support parameter inputs then they are based on other relevant sources of information such as prices for similar transactions, historic data, economic fundamentals with appropriate adjustment to reflect the terms of the actual instrument being valued and current market conditions.

Valuation Adjustments: Valuation adjustments are an integral part of the valuation process. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid/offer spreads, liquidity and counterparty credit risk.

Bid/offer spread valuation adjustments are required to adjust mid market valuations to the appropriate bid or offer valuation. The bid or offer valuation is the best representation of the fair value for an instrument, and therefore its fair value. The carrying value of a long position is adjusted from mid to bid, and the carrying value of a short position is adjusted from mid to offer. Bid/offer valuation adjustments are determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties. Where the quoted price for the instrument is already a bid/offer price then no bid/offer valuation adjustment is necessary. Where the fair value of financial instruments is derived from a modeling technique then the parameter inputs into that model are normally at a mid-market level. Such instruments are generally managed on a portfolio basis and valuation adjustments are taken to reflect the cost of closing out the net exposure the Bank has to each of the input parameters.

These adjustments are determined from bid-offer prices observed in relevant trading activity and quotes from other broker-dealers.

Large position liquidity adjustments are appropriate when the size of a position is large enough relative to the market size that it could not be liquidated at the market bid/offer spread within a reasonable time frame. These adjustments reflect the wider bid/offer spread appropriate for deriving fair value of the large positions, they are not the amounts that would be required to reach a 'fire sale' valuation. Large position liquidity adjustments are not made for instruments that are traded in active markets.

Counterparty credit valuation adjustments are required to cover expected credit losses to the extent that the bid or offer price does not already include an expected credit loss factor. For example, a valuation adjustment is required to cover expected credit losses on over-the-counter derivatives which are typically not reflected in mid-market or bid/offer quotes. The adjustment amount is determined at each reporting date by assessing the potential credit exposure to all counterparties taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the credit risk for each counterparty based on historic default levels.

Similarly, in establishing the fair value of derivative liabilities the Group considers its own creditworthiness on derivatives by assessing all counterparties potential future exposure to the Group, taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the credit risk of the Group based on historic default levels of entities of the same credit quality. The impact of this valuation adjustment was that an insignificant gain was recognized for the year ended December 31, 2008.

Where there is uncertainty in the assumptions used within a modeling technique, an additional adjustment is taken to better reflect the expected market price of the financial instrument. Where a financial instrument is part of a group of transactions risk managed on a portfolio basis, but where the trade itself is of sufficient complexity that the cost of closing it out would be higher than the cost of closing out its component risks, then an additional adjustment is taken to reflect this fact.

Validation and Control: The Group has an independent specialist valuation group within the Finance function which oversees and develops the valuation control framework and manages the valuation control processes. The mandate of this specialist function includes the performance of the valuation control process for the complex derivative businesses as well as the continued development of valuation control methodologies and the valuation policy framework. Results of the valuation control process are collected and analyzed as part of a standard monthly reporting cycle. Variances of differences outside of preset and approved tolerance levels are escalated both within the Finance function and with Senior Business Management for review, resolution and, if required, adjustment.

For instruments where fair value is determined from valuation models, the assumptions and techniques used within the models are independently validated by an independent specialist group that is part of the Group's Risk Management function.

Quotes for transactions are obtained from a number of third party sources including exchanges, pricing service providers, firm broker quotes and consensus pricing services. Price sources are examined and assessed to determine the quality of fair value information they represent. The results are compared against actual transactions in the market to ensure the model valuations are calibrated to market prices.

Price and parameter inputs to models, assumptions and valuation adjustments are verified against independent sources. Where they cannot be verified to independent sources due to lack of observable information, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include performing revaluation using independently generated models, assessing the valuations against appropriate proxy instruments, and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques yield fair value estimates that are reflective of market levels by calibrating the results of the valuation models against market transactions.

Management Judgment: In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control framework and the standard monthly reporting cycle. The specialist model validation and valuation groups focus attention on the areas of subjectivity and judgment.

The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models which are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and where some or all of the parameter inputs are not observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques. In particular, where data is obtained from infrequent market transactions then extrapolation and interpolation techniques must be applied. In addition, where no market data is available then parameter inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions and making appropriate adjustment to reflect the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument then management has to establish what point within the range of estimates best represents fair value. Further, some valuation adjustments may require the exercise of management judgment to ensure they achieve fair value.

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Quoted Prices in an Active Market (Level 1): This level of the hierarchy includes listed equity securities on major exchanges, quoted corporate debt instruments, G7 Government debt and exchange traded derivatives. The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place.

Valuation Techniques with Observable Parameters (Level 2): This level of the hierarchy includes the majority of the Group's OTC derivative contracts, corporate debt held, securities purchased/sold under resale/repurchase agreements, securities borrowed/loaned, traded loans and issued structured debt designated under the fair value option.

Valuation Techniques with Significant Unobservable Parameters (Level 3): Instruments classified in this category have a parameter input or inputs which are unobservable and which have a more than insignificant impact on either the fair value of the instrument or the profit or loss of the instrument. This level of the hierarchy includes more complex OTC derivatives, certain private equity investments, illiquid loans, certain highly structured bonds including illiquid asset backed securities and structured debt issuances with unobservable components.

The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. Amounts in this table are generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments, as described in Note [1].

			Dec 31, 2008			Dec 31, 2007
in € m.	Quoted prices in active market	Valuation technique observable parameters	Valuation technique unobservable parameters	Quoted prices in active market	Valuation technique observable parameters	Valuation technique unobservable parameters
Financial assets held at fair value:						
Trading securities	72,240	115,486	17,268	204,247	225,203	20,234
Positive market values from derivative financial instruments	36,062	1,139,639	48,792	21,401	467,068	18,498
Other trading assets	348	28,560	13,560	1,055	62,613	40,568
Financial assets designated at fair value through profit or loss	8,630	137,421	5,805	13,684	297,423	6,017
Financial assets available for sale	11,911	11,474	1,450	13,389	26,376	2,529
Other financial assets at fair value[1]	–	9,691	788	560	1,667	(5)
Total financial assets held at fair value	**129,191**	**1,442,271**	**87,663**	**254,336**	**1,080,350**	**87,841**
Financial liabilities held at fair value:						
Trading securities	38,921	17,380	666	100,630	4,976	619
Negative market values from derivative financial instruments	38,380	1,114,499	28,738	24,723	471,171	16,542
Other trading liabilities	–	11,027	174	21	300	509
Financial liabilities designated at fair value through profit or loss	708	71,265	6,030	1,454	233,944	5,400
Investment contract liabilities[2]	–	5,977	–	–	9,796	–
Other financial liabilities at fair value[1]	–	5,513	(1,249)	–	3,763	(3)
Total financial liabilities held at fair value	**78,009**	**1,225,661**	**34,359**	**126,828**	**723,950**	**23,067**

1 Derivatives which are embedded in contracts where the host contract is not held at fair value through the profit or loss but for which the embedded derivative is separated are presented within other financial assets/liabilities at fair value for the purposes of this disclosure. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [40] for more detail on these contracts.

Valuation Techniques

The Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available. The following is an explanation of the valuation techniques followed to establish fair value for the principal types of financial instrument.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities: Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples. For some illiquid securities several valuation techniques are used and an assessment is made to determine what point within the range of estimates best represents fair value.

Mortgage and Other Asset Backed Securities ("ABS"): These instruments include residential and commercial mortgage backed securities and other asset backed securities including collateralized debt obligations ("CDO"). Asset backed securities have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves asset backed securities, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that are independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans: For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available.

Leveraged loans have transaction-specific characteristics. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter (OTC) Derivative Financial Instruments: Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and calibrated to the market prices. Where the model value does not calibrate to the market price then adjustments are made to the model value to adjust to the market value. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, then they are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option: The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group's credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using a credit-adjusted yield curve which reflects the level at which the Group would issue similar instruments at the reporting date. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the OTC derivative financial instruments section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities: Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

The table below presents the financial instruments categorized in the third level followed by an analysis and discussion of the financial instruments so categorized. Some of the instruments in the third level of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, they are required to be presented as gross assets and liabilities in the table below.

in € m.	Dec 31, 2008	Dec 31, 2007
Financial assets held at fair value:		
Trading securities:		
Sovereign and quasi-sovereign obligations	602	845
Mortgage and other asset-backed securities	5,870	4,941
Corporate debt securities and other debt obligations	10,669	14,066
Equity securities	127	382
Total trading securities	17,268	20,234
Positive market values from derivative financial instruments	48,792	18,498
Other trading assets	13,560	40,568
Financial assets designated at fair value through profit or loss:		
Loans	5,531	3,809
Other financial assets designated at fair value through profit or loss	274	2,208
Total financial assets designated at fair value through profit or loss	5,805	6,017
Financial assets available for sale	1,450	2,529
Other financial assets at fair value	788	(5)
Total financial assets held at fair value	**87,663**	**87,841**
Financial liabilities held at fair value:		
Trading securities	666	619
Negative market values from derivative financial instruments	28,738	16,542
Other trading liabilities	174	509
Financial liabilities designated at fair value through profit or loss:		
Loan commitments	2,195	516
Long-term debt	1,488	2,476
Other financial liabilities designated at fair value through profit or loss	2,347	2,408
Total financial liabilities designated at fair value through profit or loss	6,030	5,400
Other financial liabilities at fair value	(1,249)	(3)
Total financial liabilities held at fair value	**34,359**	**23,067**

Trading Securities: Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential mortgage-backed securities, collateralized debt obligation securities and other asset-backed securities are reported here.

The overall reduction in the fair value of trading securities classified in this level of the fair value hierarchy is due to several factors. Securities reported in this level of the hierarchy throughout 2008 have declined in fair value as market liquidity reduced. Certain debt securities, previously reported in this level of the hierarchy, that met the accounting definition of loans have been reclassified from the trading classification to loans under the provisions of the amendment to IAS 39 approved in October 2008. Offsetting these reductions, falling liquidity in the financial markets has meant that some securities previously reported in the second level of the hierarchy are reported in the third level of the hierarchy at the end of 2008 as much less observable data is available. For instance the market liquidity for lower-rated Residential Mortgage-backed Securities fell sufficiently to mean that by the end of 2008, the valuation techniques used to determine fair value of these securities are significantly dependent on unobservable parameter inputs.

Positive and Negative Market Values from Derivative Instruments: Derivatives categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters include certain correlations, certain longer-term volatilities and certain prepayment rates. In addition, unobservable parameters may include certain credit spreads and other transaction-specific parameters.

The following derivatives are included within this level of the hierarchy: customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

During 2008, there have been significant increases in the mark to market value of derivative instruments due to high volatility in credit, equity and other markets observed in the second half of the year. In addition, as the markets for instruments such as CDO derivatives became more illiquid in the year, certain of these instruments have migrated from the second level of the fair value hierarchy and are now reported in the third level.

Other Trading Instruments: Other trading instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. The loan balance reported in this level of the fair value hierarchy comprises illiquid leveraged loans and illiquid residential and commercial mortgage loans. The balance has significantly reduced in the year due to falls in the value of the loans, sales of certain positions and the reclassification of certain illiquid leveraged and commercial real estate loans from Trading to Loans under the provisions of the amendment to IAS 39 approved in October 2008. This reduction has been partially offset by transfers of loans into this level of the fair value hierarchy as liquidity continued to deteriorate during 2008.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss: Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss contain embedded derivatives which are valued based on significant unobservable parameters. These unobservable parameters include single stock volatilities correlations.

Financial Assets Available for Sale: Unlisted equity instruments are reported in this level of the fair value hierarchy where there is no close proxy and the market is very illiquid.

Sensitivity Analysis of Unobservable Parameters
Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group's approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of December 31, 2008, it could have increased fair value by as much as € 4.9 billion or decreased fair value by as much as € 4.7 billion. As of December 31, 2007, it could have increased fair value by as much as € 3.0 billion or decreased fair value by as much as € 2.0 billion. In estimating these impacts, the Group used an approach based on its valuation adjustment methodology for close-out costs. Close-out cost valuation adjustments reflect the bid-offer spread that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty. The increase in the possible impact to fair value as of December 31, 2008 compared to December 31, 2007 is consistent with the increased market illiquidity and uncertainty prevailing at the balance sheet date as a result of the worsening global financial crisis.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is not predictive or indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

The table below provides a breakdown of the sensitivity analysis by type of instrument. Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

	Dec 31, 2008		Dec 31, 2007	
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Derivatives				
Credit	3,606	3,731	1,954	1,290
Equity	226	105	207	103
Interest Related	40	31	9	5
Hybrid	140	76	107	47
Other	178	124	94	56
Securities				
Debt securities	162	152	89	75
Equity securities	8	2	52	18
Mortgage and asset backed	243	243	98	97
Loans				
Leveraged loans	32	17	290	263
Commercial loans	70	70	60	56
Traded loans	197	126	58	38
Total	**4,902**	**4,677**	**3,018**	**2,048**

Unrealized Profit or Loss

Unrealized profit or loss is the gain or loss which is recorded in the profit or loss account but which was not realized in cash. The unrealized profit (loss) on financial instruments in the third level of the hierarchy was a profit of € 5.1 billion and a profit of € 4.0 billion during 2008 and 2007, respectively. The unrealized profit or loss is not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the unrealized profit or loss movement is due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically-hedged by instruments which are categorized in other levels of the fair value hierarchy.

An analysis of the unrealized profit or loss is shown below:

in € m.	Unrealized P&L in the year on level 3 instruments held at the balance sheet date	
	2008	2007
Financial assets held at fair value:		
Trading securities	(6,512)	(1,059)
Positive market values from derivative financial instruments	16,143	7,762
Other trading assets	(2,261)	(993)
Financial assets designated at fair value through profit or loss	(943)	(109)
Financial assets available for sale	(13)	(19)
Other financial assets at fair value	679	(107)
Total financial assets held at fair value	**7,093**	**5,474**
Financial liabilities held at fair value:		
Negative market values from derivative financial instruments	(2,769)	(1,728)
Other trading liabilities	–	(16)
Financial liabilities designated at fair value through profit or loss	(207)	443
Other financial liabilities at fair value	1,012	(153)
Total financial liabilities held at fair value	**(1,964)**	**(1,454)**
Total unrealized profit (loss)	**5,129**	**4,020**

Recognition of Trade Date Profit

In accordance with the Group's accounting policy as described in Note [1], if there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	2008	2007
Balance, beginning of year	**521**	**473**
New trades during the period	587	426
Amortization	(152)	(132)
Matured trades	(141)	(53)
Subsequent move to observability	(94)	(186)
Exchange rate changes	(24)	(7)
Balance, end of year	**697**	**521**

[12] Fair Value of Financial Instruments not carried at Fair Value

The valuation techniques used to establish fair value for the Group's financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note [11], Financial Instruments Carried at Fair Value.

As described in Note [10], Reclassification of Financial Assets, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note [11], Financial Instruments carried at Fair Value, to the reclassified assets.

Other instruments not carried at fair value are not normally found within a trading portfolio and are not managed on a fair value basis. For these instruments the Group applies valuation techniques consistent with the general principles previously outlined, which are as follows:

Short-term financial instruments: The carrying amount represents a reasonable estimate of fair value for short term financial instruments. The following instruments are predominantly short-term and fair value is estimated from the carrying value.

Assets	Liabilities
Cash and due from banks	Deposits
Interest-earning deposits with banks	Central bank funds purchased and securities sold under repurchase agreements
Central bank funds sold and securities purchased under resale agreements	Securities loaned
Securities borrowed	Other short-term borrowings
Other assets	Other liabilities

For longer-term financial instruments within these categories, fair value is determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and credit risks and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued, at the balance sheet date.

Loans: Fair value is determined using discounted cash flow models that incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or credit default swap ("CDS") markets, where available.

For retail lending portfolios with a large number of homogenous loans (e.g., German residential mortgages), the fair value is calculated on a portfolio basis by discounting the portfolio's contractual cash flows using risk-free interest rates. This present value calculation is then adjusted for credit risk by calculating the expected loss over the estimated life of the loan based on various parameters including probability of default, loss given default and level of collateralization.

The fair value of corporate lending portfolios is estimated by discounting a projected margin over expected maturities using parameters derived from the current market values of collateralized lending obligation (CLO) transactions collateralized with loan portfolios that are similar to the Group's corporate lending portfolio.

Securities purchased under resale agreements, securities borrowed, securities sold under repurchase agreements and securities loaned: Fair value is derived from valuation techniques by discounting future cash flows using the appropriate credit risk-adjusted discount rate. The credit risk-adjusted discount rate includes consideration of the collateral received or pledged in the transaction.

Long-term debt and trust preferred securities: Fair value is determined from quoted market prices, where available. Where quoted market prices are not available, fair value is estimated using a valuation technique that discounts the remaining contractual cash at a rate at which the Group could issue debt with similar remaining maturity at the balance sheet date.

The following table presents the estimated fair value of the Group's financial instruments which are not carried at fair value in the balance sheet.

	Dec 31, 2008		Dec 31, 2007	
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:				
Cash and due from banks	9,826	9,826	8,632	8,632
Interest-earning deposits with banks	64,739	64,727	21,615	21,616
Central bank funds sold and securities purchased under resale agreements	9,267	9,218	13,597	13,598
Securities borrowed	35,022	34,764	55,961	55,961
Loans	269,281	254,536	198,892	199,427
Other assets[1]	115,871	115,698	159,462	159,462
Financial liabilities:				
Deposits	395,553	396,148	457,946	457,469
Central bank funds purchased and securities sold under repurchase agreements	87,117	87,128	178,741	178,732
Securities loaned	3,216	3,216	9,565	9,565
Other short-term borrowings	39,115	38,954	53,410	53,406
Other liabilities[1]	46,413	46,245	88,742	88,742
Long-term debt	133,856	126,432	126,703	127,223
Trust preferred securities	9,729	6,148	6,345	5,765

1 Only includes financial assets or financial liabilities.

Amounts in this table are generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments as described in Note [1].

Loans: The total carrying value of loans has increased during the year partially due to reclassifications from trading assets and assets classified as available for sale. The difference between fair value and amortised cost for the reclassified assets is detailed in Note [10]. The difference between fair value and carrying value at December 31, 2008 does not reflect the economic benefits and costs that the Group expects to receive from these instruments. The difference arose predominantly due to an increase in expected default rates and reduction in liquidity as implied from market pricing. These reductions in fair value are partially offset by an increase in fair value due to interest rate movements on fixed rate instruments.

Long-term debt and trust preferred securities: The difference between fair value and carrying value arose due to the effect of an increase in the rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date. The increase in the difference between the fair value and carrying value is primarily due to the widening of the Group's credit spread since the issuance of the instrument as well as general market liquidity and funding concerns. This is partially offset by interest rate movements on fixed rate instruments.

[13] Financial Assets Available for Sale

The following are the components of financial assets available for sale.

in € m.	Dec 31, 2008	Dec 31, 2007
Debt securities:		
German government	2,672	2,466
U.S. Treasury and U.S. government agencies	302	1,349
U.S. local (municipal) governments	1	273
Other foreign governments	3,700	3,347
Corporates	6,035	7,753
Other asset-backed securities	372	6,847
Mortgage-backed securities, including obligations of U.S. federal agencies	87	3,753
Other debt securities	4,797	4,631
Total debt securities	**17,966**	**30,419**
Equity securities:		
Equity shares	4,539	7,934
Investment certificates and mutual funds	208	306
Total equity securities	**4,747**	**8,240**
Other equity interests	**893**	**1,204**
Loans	**1,229**	**2,431**
Total financial assets available for sale	**24,835**	**42,294**

[14] Equity Method Investments

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting unless they are held for sale. As of December 31, 2008, there were no associates which were accounted for as held for sale.

As of December 31, 2008, the following investees were significant, representing 75 % of the carrying value of equity method investments.

Investment[1]	Ownership percentage
AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, Frankfurt	26.89 %
Bats Trading, Inc., Wilmington[2]	8.46 %
Beijing Guohua Real Estates Co., Ltd., Beijing	39.65 %
Blue Ridge Trust, Wilmington	26.70 %
Challenger Infrastructure Fund, Sydney[2]	18.38 %
Compañía Logística de Hidrocarburos CLH, S.A., Madrid[2]	5.00 %
DB Blue Lake Master Portfolio Ltd., George Town[2]	15.16 %
Discovery Russian Realty Paveletskaya Project Ltd, George Town	33.33 %
DMG & Partners Securities Pte Ltd, Singapore	49.00 %
Evergrande Real Estate Group Limited, George Town[2]	11.19 %
Fincasa Hipotecaria, S.A. de C.V. Sociedad Financiera de Objeto Limitado, Mexico City	49.00 %
Fondo Immobiliare Chiuso Piramide Globale, Milan	42.45 %
Franklin Templeton Global Fund - FT Global Bond Alpha Fund, Dublin	46.00 %
Gemeng International Energy Group Company Limited, Taiyuan[2]	19.00 %
Hanoi Building Commercial Joint Stock Bank, Hanoi[2]	10.00 %
Harvest Fund Management Company Limited, Shanghai	30.00 %
Hydro S.r.l., Rome	45.00 %
K & N Kenanga Holdings Bhd, Kuala Lumpur[2]	16.55 %
Lion Indian Real Estate Fund L.P., George Town	45.45 %
MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG, Gruenwald	25.03 %
Millennium Marine Rail, L.L.C., Elizabeth	50.00 %
Nexus LLC, Wilmington[2]	12.36 %
Paternoster Limited, Douglas	30.99 %
PX Holdings Limited, Stockton-on-Tees	43.00 %
Rongde Asset Management Company Limited, Beijing	40.70 %
STC Capital YK, Tokyo	50.00 %
The Porterbrook Partnership, Edinburgh[3]	57.00 %
The Topiary Select Equity Trust, George Town[3]	57.78 %
VCG Venture Capital Gesellschaft mbH & Co. Fonds III KG, Munich	36.98 %
Welsh Power Group Limited, Newport[2]	19.90 %
Xchanging etb GmbH, Frankfurt	44.00 %

1 All significant equity method investments are investments in associates.
2 The Group has significant influence over the investee through board seats or other measures.
3 The Group does not have a controlling financial interest in the investee.

Summarized aggregated financial information of these significant equity method investees follows.

in € m.	Dec 31, 2008	Dec 31, 2007
Total assets	31,665	27,789
Total liabilities	18,817	17,294
Revenues	4,081	4,722
Net income (loss)	882	1,108

The following are the components of the net income (loss) from all equity method investments.

in € m.	2008	2007
Net income (loss) from equity method investments:		
Pro-rata share of investees' net income (loss)	53	358
Net gains (losses) on disposal of equity method investments	87	9
Impairments	(94)	(14)
Total net income (loss) from equity method investments	**46**	**353**

There was no unrecognized share of losses of an investee, neither for the period, or cumulatively.

Equity method investments for which there were published price quotations had a carrying value of € 154 million and a fair value of € 147 million as of December 31, 2008, and a carrying value of € 160 million and a fair value of € 168 million as of December 31, 2007.

The investees have no significant contingent liabilities to which the Group is exposed.

In 2008 and 2007, none of the Group's investees experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

[15] Loans

The following are the principal components of loans by industry classification.

in € m.	Dec 31, 2008	Dec 31, 2007
Banks and insurance	26,998	12,850
Manufacturing	19,043	16,067
Households (excluding mortgages)	30,923	25,323
Households – mortgages	52,453	45,540
Public sector	9,972	5,086
Wholesale and retail trade	11,761	8,916
Commercial real estate activities	27,083	16,476
Lease financing	2,700	3,344
Other[1]	91,434	67,086
Gross loans	**272,367**	**200,689**
(Deferred expense)/unearned income	1,148	92
Loans less (deferred expense)/unearned income	**271,219**	**200,597**
Less: Allowance for loan losses	1,938	1,705
Total loans	**269,281**	**198,892**

1 Included in the category "other" is investment counseling and administration exposure of € 31.2 billion and € 20.4 billion for December 31, 2008 and December 31, 2007 respectively.

Further disclosure on loans is provided in Note [37].

[16] Allowance for Credit Losses

The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

The following table presents a breakdown of the movements in the Group's allowance for loan losses for the periods specified.

			2008			2007			2006
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	**930**	**775**	**1,705**	**985**	**684**	**1,670**	**1,124**	**708**	**1,832**
Provision for loan losses	382	702	1,084	146	505	651	16	336	352
Net charge-offs:	(301)	(477)	(778)	(149)	(378)	(527)	(116)	(328)	(444)
Charge-offs	(364)	(626)	(990)	(244)	(508)	(752)	(272)	(460)	(732)
Recoveries	63	149	212	95	130	225	156	132	288
Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–
Exchange rate changes/other	(34)	(39)	(74)	(52)	(36)	(88)	(39)	(32)	(70)
Allowance, end of year	**977**	**961**	**1,938**	**930**	**775**	**1,705**	**985**	**684**	**1,670**

The following table presents the activity in the Group's allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

			2008			2007			2006
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	**101**	**118**	**219**	**127**	**129**	**256**	**184**	**132**	**316**
Provision for off-balance sheet positions	(2)	(6)	(8)	(32)	(6)	(38)	(56)	2	(53)
Changes in the group of consolidated companies	–	–	–	7	3	10	1	–	1
Exchange rate changes/other	(1)	–	(1)	(1)	(8)	(8)	(2)	(5)	(7)
Allowance, end of year	**98**	**112**	**210**	**101**	**118**	**219**	**127**	**129**	**256**

[17] Derecognition of Financial Assets

The Group enters into transactions in which it transfers previously recognized financial assets, such as debt securities, equity securities and traded loans, but retains substantially all of the risks and rewards of those assets. Due to this retention, the transferred financial assets are not derecognized and the transfers are accounted for as secured financing transactions. The most common transactions of this nature entered into by the Group are repurchase agreements, securities lending agreements and total return swaps, in which the Group retains substantially all of the associated credit, equity price, interest rate and foreign exchange risks and rewards associated with the assets as well as the associated income streams.

The following table provides further information on the asset types and the associated transactions that did not qualify for derecognition, and their associated liabilities.

Carrying amount of transferred assets in € m.	Dec 31, 2008	Dec 31, 2007[1]
Trading securities not derecognized due to the following transactions:		
Repurchase agreements	47,816	143,703
Securities lending agreements	10,518	27,205
Total return swaps	4,104	5,394
Total trading securities	**62,438**	**176,302**
Other trading assets	1,248	1,951
Financial assets available for sale	472	–
Loans	2,250	–
Total	**66,408**	**178,253**
Carrying amount of associated liability	**58,286**	**155,847**

1 Prior year amounts have been adjusted.

Continuing involvement accounting is typically applied when the Group retains the rights to future cash flows of an asset, continues to be exposed to a degree of default risk in the transferred assets or holds a residual interest in, or enters into derivative contracts with, securitization or special purpose entities.

The following table provides further detail on the carrying value of the assets transferred in which the Group still has continuing involvement.

in € m.	Dec 31, 2008	Dec 31, 2007
Carrying amount of the original assets transferred:		
Trading securities	7,250	9,052
Other trading assets	4,190	3,695
Carrying amount of the assets continued to be recognized:		
Trading securities	4,490	6,489
Other trading assets	1,262	1,062
Carrying amount of associated liability	**6,383**	**7,838**

[18] Assets Pledged and Received as Collateral

The Group pledges assets primarily for repurchase agreements and securities borrowing agreements which are generally conducted under terms that are usual and customary to standard securitized borrowing contracts. In addition the Group pledges collateral against other borrowing arrangements and for margining purposes on OTC derivative liabilities. The carrying value of the Group's assets pledged as collateral for liabilities or contingent liabilities is as follows.

in € m.	Dec 31, 2008	Dec 31, 2007[1]
Interest-earning deposits with banks	69	436
Financial assets at fair value through profit or loss	72,736	178,660
Financial assets available for sale	517	866
Loans	21,100	14,096
Other[2]	24	183
Total	**94,446**	**194,241**

1 Prior year amounts have been adjusted.
2 Includes Property and equipment pledged as collateral in 2007.

Assets transferred where the transferee has the right to sell or repledge are disclosed on the face of the balance sheet. As of December 31, 2008, and December 31, 2007, these amounts were € 62 billion and € 179 billion, respectively.

As of December 31, 2008, and December 31, 2007, the Group had received collateral with a fair value of € 253 billion and € 473 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or repledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. As of December 31, 2008, and 2007, the Group had resold or repledged € 230 billion and € 449 billion, respectively. This was primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

[19] Property and Equipment

in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction-in-progress	Total
Cost of acquisition:					
Balance as of January 1, 2007	**2,644**	**2,346**	**1,339**	**111**	**6,440**
Changes in the group of consolidated companies	(219)	10	26	–	(183)
Additions	26	353	209	87	675
Transfers	(2)	10	78	(69)	17
Reclassifications (to)/from 'held for sale'	(62)	(10)	–	–	(72)
Disposals	742	312	145	2	1,201
Exchange rate changes	(103)	(100)	(63)	(3)	(269)
Balance as of December 31, 2007	**1,542**	**2,297**	**1,444**	**124**	**5,407**
Changes in the group of consolidated companies	(29)	–	(3)	–	(32)
Additions	20	253	182	484	939
Transfers	11	217	36	717	981
Reclassifications (to)/from 'held for sale'	–	–	(40)	–	(40)
Disposals	48	153	44	–	245
Exchange rate changes	(15)	(114)	(62)	(8)	(199)
Balance as of December 31, 2008	**1,481**	**2,500**	**1,513**	**1,317**	**6,811**
Accumulated depreciation and impairment:					
Balance as of January 1, 2007	**712**	**1,782**	**705**	**–**	**3,199**
Changes in the group of consolidated companies	39	(1)	1	–	39
Depreciation	65	224	142	–	431
Impairment losses	1	1	10	–	12
Reversals of impairment losses	–	–	–	–	–
Transfers	(3)	–	24	–	21
Reclassifications (to)/from 'held for sale'	(49)	(8)	–	–	(57)
Disposals	190	250	65	–	505
Exchange rate changes	(14)	(90)	(38)	–	(142)
Balance as of December 31, 2007	**561**	**1,658**	**779**	**–**	**2,998**
Changes in the group of consolidated companies	(6)	–	(1)	–	(7)
Depreciation	36	227	144	–	407
Impairment losses	–	1	15	–	16
Reversals of impairment losses	–	–	–	–	–
Transfers	(5)	18	6	–	19
Reclassifications (to)/from 'held for sale'	–	–	(40)	–	(40)
Disposals	9	108	39	–	156
Exchange rate changes	(7)	(91)	(40)	–	(138)
Balance as of December 31, 2008	**570**	**1,705**	**824**	**–**	**3,099**
Carrying amount:					
Balance as of December 31, 2007	**981**	**639**	**665**	**124**	**2,409**
Balance as of December 31, 2008	**911**	**795**	**689**	**1,317**	**3,712**

In 2008 Deutsche Bank completed a foreclosure on a property under construction, (with a carrying value of € 1.1 billion) previously held as collateral of a loan under Trading assets. Upon completion this asset will be transferred to investment property.

Impairment losses on property and equipment are recorded within "General and administrative expenses" in the income statement.

The carrying value of items of property and equipment on which there is a restriction on sale was € 65 million as of December 31, 2008.

Commitments for the acquisition of property and equipment were € 40 million at year-end.

[20] Leases

The Group is lessee under lease arrangements covering real property and equipment.

Finance Lease Commitments

The following table presents the net carrying value for each class of leasing assets held under finance leases.

in € m.	Dec 31, 2008	Dec 31, 2007
Land and buildings	95	97
Furniture and equipment	2	3
Other	–	–
Net carrying value	**97**	**100**

Additionally, the Group has sublet leased assets classified as finance leases with a net carrying value of € 60 million as of December 31, 2008, and € 309 million as of December 31, 2007.

The future minimum lease payments required under the Group's finance leases were as follows.

in € m.	Dec 31, 2008	Dec 31, 2007
Future minimum lease payments		
not later than one year	32	199
later than one year and not later than five years	118	186
later than five years	202	347
Total future minimum lease payments	**352**	**732**
Less: Future interest charges	160	282
Present value of finance lease commitments	**192**	**450**

Future minimum sublease payments of € 193 million are expected to be received under non-cancelable subleases as of December 31, 2008. As of December 31, 2007 future minimum sublease payments of € 421 million were expected. The amounts of contingent rents recognized in the income statement were € 1 million and € 0.4 million for the years ended December 31, 2008 and December 31, 2007, respectively.

Operating Lease Commitments

The future minimum lease payments required under the Group's operating leases were as follows.

in € m.	Dec 31, 2008	Dec 31, 2007
Future minimum rental payments		
not later than one year	765	639
later than one year and not later than five years	2,187	1,789
later than five years	2,797	1,815
Total future minimum rental payments	**5,749**	**4,243**
Less: Future minimum rentals to be received	245	253
Net future minimum rental payments	**5,504**	**3,990**

In 2008, € 762 million were charges relating to lease and sublease agreements, of which € 792 million was for minimum lease payments, € 19 million for contingent rents and € 48 million for sublease rentals received.

[21] Goodwill and Other Intangible Assets

Goodwill

Changes in Goodwill

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2008, and 2007, are shown below by business segment.

in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset and Wealth Management	Private & Business Clients	Corporate Investments	Total
Balance as of January 1, 2007	**3,228**	**448**	**3,037**	**470**	**87**	**7,270**
Purchase accounting adjustments	–	–	–	(8)	–	(8)
Goodwill acquired during the year	177	3	–	514	–	694
Goodwill related to dispositions without being classified as held for sale	–	–	(26)	–	(34)	(60)
Impairment losses[1]	–	–	–	–	(54)	(54)
Exchange rate changes/other	(329)	(35)	(242)	(5)	1	(610)
Balance as of December 31, 2007	**3,076**	**416**	**2,769**	**971**	**–**	**7,232**
Gross amount of goodwill	**3,076**	**416**	**2,769**	**971**	**261**	**7,493**
Accumulated impairment losses	**–**	**–**	**–**	**–**	**(261)**	**(261)**
Balance as of January 1, 2008	**3,076**	**416**	**2,769**	**971**	**–**	**7,232**
Purchase accounting adjustments	–	–	–	–	–	–
Goodwill acquired during the year	1	28	33	2	–	64
Reclassifications from held for sale	–	–	564	–	–	564
Goodwill related to dispositions without being classified as held for sale	–	–	(21)	–	–	(21)
Impairment losses[1]	(5)	–	(270)	–	–	(275)
Exchange rate changes/other	56	12	(100)[2]	1	–	(31)
Balance as of December 31, 2008	**3,128**	**456**	**2,975**	**974**	**–**	**7,533**
Gross amount of goodwill	**3,133**	**456**	**3,245**	**974**	**261**	**8,069**
Accumulated impairment losses	**(5)**	**–**	**(270)**	**–**	**(261)**	**(536)**

1 Impairment losses of goodwill are recorded as impairment of intangible assets in the income statement.
2 Includes € 10 million of reduction in goodwill related to a prior year's disposition.

In 2008, the main addition to goodwill in Asset and Wealth Management (AWM) was € 597 million related to Maher Terminals LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals. The total of € 597 million consists of an addition to goodwill amounting to € 33 million which resulted from the reacquisition of a minority interest stake in Maher Terminals. Further, discontinuing the held for sale accounting of Maher Terminals resulted in a transfer of € 564 million to goodwill from assets held for sale. The main addition to goodwill in Global Transaction Banking was € 28 million related to the acquisition of HedgeWorks LLC.

In 2007, the main addition to goodwill in Private & Business Clients was € 508 million related to the acquisition of Berliner Bank. The main addition to goodwill in Corporate Banking & Securities (CB&S) was € 149 million related to MortgageIT Holdings Inc.

In 2008, a total goodwill impairment loss of € 275 million was recorded. Of this total, € 270 million related to an investment in Asset and Wealth Management and € 5 million related to a listed investment in Corporate Banking & Securities. Both impairment losses related to investments which were not integrated into the primary cash-generating units within AWM and CB&S. The impairment review of the investment Maher Terminals in AWM was triggered by a significant decline in business volume as a result of the current economic climate. The fair value less costs to sell of the investment was determined based on a discounted cash flow model. The impairment review of the investment in CB&S was triggered by write-downs of certain other assets and the negative business outlook of the investment. The fair value less costs to sell of the investment was determined based on the market price of the listed investment.

An impairment review of goodwill was triggered in the first quarter of 2007 in Corporate Investments after the division realized a gain of € 178 million related to its equity method investment in Deutsche Interhotel Holding GmbH & Co. KG. As a result of this review, a goodwill impairment loss totaling € 54 million was recognized.

In 2006, a goodwill impairment loss of € 31 million was recorded in Corporate Investments. This goodwill related to a private equity investment in Brazil, which was not integrated into the cash-generating unit. The impairment loss was triggered by changes in local law that restricted certain businesses. The fair value less costs to sell of the investment was determined using a discounted cash flow methodology.

Goodwill Impairment Test

Goodwill is allocated to cash-generating units for the purpose of impairment testing, considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group's goodwill carrying cash-generating units primarily are Global Markets and Corporate Finance within the Corporate Banking & Securities segment, Global Transaction Banking, Asset Management and Private Wealth Management within the Asset and Wealth Management segment, Private & Business Clients and Corporate Investments. In addition, the segments CB&S and AWM carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments' primary cash-generating units.

Such goodwill is individually tested for impairment on the level of each of the nonintegrated investments and summarized as Others in the table below. The carrying amounts of goodwill by cash-generating unit for the years ended December 31, 2008, and 2007, are as follows.

in € m.	Global Markets	Corporate Finance	Global Transaction Banking	Asset Management	Private Wealth Management	Private & Business Clients	Corporate Investments	Others	Total Goodwill
As of December 31, 2007	2,078	978	416	1,794	975	971	–	20	7,232
As of December 31, 2008	2,113	1,000	456	1,765	904	974	–	321	7,533

Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying cash-generating unit with its carrying amount. The carrying amount of a cash-generating unit is derived based on the amount of equity allocated to a cash-generating unit. The carrying amount also considers the amount of goodwill and unamortized intangible assets of a cash-generating unit. The recoverable amount is the higher of a cash-generating unit's fair value less costs to sell and its value in use. The annual goodwill impairment tests in 2008, 2007 and 2006 did not result in an impairment loss of goodwill of the Group's primary cash-generating units as the recoverable amount for these cash-generating units was higher than their respective carrying amount.

The following sections describe how the Group determines the recoverable amount of its primary goodwill carrying cash-generating units and provides information on certain key assumptions on which management based its determination of the recoverable amount.

Recoverable Amount

The Group determines the recoverable amount of its primary cash-generating units on the basis of value in use and employs a valuation model based on discounted cash flows ("DCF"). The DCF model employed by the Group reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements.

The DCF model uses earnings projections based on financial plans agreed by management which, for purposes of the goodwill impairment test, are extrapolated to a five-year period in order to derive a sustainable level of estimated future earnings, which are discounted to their present value. Estimating future earnings requires judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macroeconomic environment. Earnings projections beyond the initial five-year period are assumed to increase by converging towards a constant long-term growth rate, which is based on expectations for the development of gross domestic product (GDP) and inflation, and are captured in the terminal value.

Key Assumptions and Sensitivities
The value in use of a cash-generating unit is sensitive to the earnings projections, to the discount rate applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model which is comprised of a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. Business-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates. Pre-tax discount rates applied to determine value in use of the cash-generating units in 2008 range from 12.9 % to 14.1 %.

Sensitivities: In validating the value in use determined for the cash-generating units, the major value drivers of each cash-generating unit are reviewed annually. In addition, key assumptions used in the DCF model (for example, the discount rate and the long-term growth rate) were sensitized to test the resilience of value in use. Management believes that the only circumstances where reasonable possible changes in key assumptions might have caused an impairment loss to be recognized were in respect of Global Markets and Corporate Finance where an increase of 25 % or 26 %, respectively, in the discount rate or a decrease of 23 % or 27 %, respectively, in projected earnings in every year of the initial five-year period, assuming unchanged values for the other assumptions, would have caused the recoverable amount to equal the respective carrying amount.

The backdrop of a contracting global economy and significant near-term challenges to the banking industry as a result of the financial crisis, and its implications for the Group's operating environment, may negatively impact the performance forecasts of certain of the Group's cash-generating units and, thus, could result in an impairment of goodwill in the future.

Other Intangible Assets
Other intangible assets are separated into those that are internally-generated, which consist only of internally-generated software, and purchased intangible assets. Purchased intangible assets are further split into amortized and unamortized other intangible assets.

The changes of other intangible assets by asset class for the years ended December 31, 2008, and 2007, are as follows.

	Internally generated intangible assets	Purchased intangible assets								
		Amortized					Unamortized			
in € m.	Software	Customer-related intangible assets	Value of business acquired	Contract-based intangible assets	Other	Total amortized purchased intangible assets	Retail investment management agreements	Other	Total unamortized purchased intangible assets	Total other intangible assets
Cost of acquisition/manufacture:										
Balance as of January 1, 2007	**369**	**400**	**–**	**103**	**314**	**817**	**877**	**8**	**885**	**2,071**
Additions	32	122	–	17	31	170	–	3	3	205
Changes in the group of consolidated companies	–	40	912	3	16	971	–	–	–	971
Disposals	–	–	–	4	24	28	–	–	–	28
Reclassifications to held for sale	–	–	–	–	4	4	–	–	–	4
Exchange rate changes	(27)	(28)	(49)	(10)	(10)	(97)	(91)	–	(91)	(215)
Balance as of December 31, 2007	**374**	**534**	**863**	**109**	**323**	**1,829**	**786**	**11**	**797**	**3,000**
Additions	46	19	–	38	19	76	–	4	4	126
Changes in the group of consolidated companies	–	5	5	–	–	10	–	4	4	14
Disposals	–	–	–	1	6	7	–	–	–	7
Reclassifications from held for sale	–	42	–	562	166	770	–	–	–	770
Exchange rate changes	(9)	(37)	(214)	–	(7)	(258)	31	(2)	29	(238)
Balance as of December 31, 2008	**411**	**563**	**654**	**708**	**495**	**2,420**	**817**	**17**	**834**	**3,665**
Accumulated amortization and impairment:										
Balance as of January 1, 2007	**334**	**103**	**–**	**41**	**251**	**395**	**–**	**–**	**–**	**729**
Amortization for the year	17	57	8	16	15	96	–	–	–	113[1]
Disposals	–	–	–	–	19	19	–	–	–	19
Reclassifications to held for sale	–	–	–	–	3	3	–	–	–	3
Impairment losses	–	2	–	–	3	5	74	–	74	79[2]
Exchange rate changes	(23)	(13)	–	(5)	(9)	(27)	–	–	–	(50)
Balance as of December 31, 2007	**328**	**149**	**8**	**52**	**238**	**447**	**74**	**–**	**74**	**849**
Amortization for the year	13	68	42	47	22	179	–	–	–	192[3]
Disposals	–	–	–	–	4	4	–	–	–	4
Impairment losses	–	6	–	1	–	7	304	–	304	311[4]
Exchange rate changes	(12)	(2)	(10)	–	(5)	(17)	2	–	2	(27)
Balance as of December 31, 2008	**329**	**221**	**40**	**100**	**251**	**612**	**380**	**–**	**380**	**1,321**
Carrying amount:										
As of December 31, 2007	**46**	**385**	**855**	**57**	**85**	**1,382**	**712**	**11**	**723**	**2,151**
As of December 31, 2008	**82**	**342**	**614**	**608**	**244**	**1,808**	**437**	**17**	**454**	**2,344**

1 Of which € 98 million were included in general and administrative expenses and € 15 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

2 Of which € 74 million were recorded as impairment of intangible assets and € 5 million were included in general and administrative expenses.

3 Of which € 181 million were included in general and administrative expenses and € 11 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

4 Of which € 310 million were recorded as impairment of intangible assets and € 1 million was recorded in commissions and fee income. The latter related to an impairment of mortgage servicing rights.

Amortized Intangible Assets

In 2008, the main addition to other intangible assets related to Maher Terminals, a privately held operator of port terminal facilities in North America. When held for sale accounting for Maher Terminals ceased as of September 30, 2008, € 770 million were reclassified from assets held for sale to amortized intangible assets. The total comprises contract-based (lease rights to operate the ports), other (trade names) and customer-related intangible assets. As of December 31, 2008, the carrying values were € 551 million for the lease rights, € 161 million for the trade names and € 35 million for the customer-related intangible assets. The amortization of these intangible assets is expected to end in 2030 for the lease rights, in 2027 for the trade names and between 2012 and 2022 for the customer-related intangible assets. The additions to other intangible assets in 2007 were mainly due to the acquisition of Abbey Life Assurance Company Limited, which resulted in the capitalization of a value of business acquired ("VOBA") of € 912 million. The VOBA represents the present value of the future cash flows of a portfolio of long-term insurance and investment contracts and is being amortized over an amortization period expected to end in 2039 (for further details see Notes [1] and [40]).

In 2008, impairment losses relating to customer-related intangible assets and contract-based intangible assets (mortgage servicing rights) amounting to € 6 million and € 1 million were recognized as impairment of intangible assets and in commissions and fee income, respectively, in the income statement. The impairment of customer-related intangible assets was recorded in Asset and Wealth Management and the impairment of contract-based intangible assets was recorded in Corporate Banking & Securities.

In 2007, impairment losses relating to purchased software and customer-related intangible assets amounting to € 3 million and € 2 million, respectively, were recognized as general and administrative expenses in the income statement. The impairment of the purchased software was recorded in Asset and Wealth Management and the impairment of the customer-related intangible assets was recorded in Global Transaction Banking.

In 2006, no impairment losses were recorded relating to amortized intangible assets.

Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method (except for the VOBA, as explained in Notes [1] and [40], and for mortgage servicing rights).

Mortgage servicing rights are amortized in proportion to and over the estimated period of net servicing revenues. The useful lives by asset class are as follows.

	Useful lives in years
Internally generated intangible assets:	
Software	up to 3
Purchased intangible assets:	
Customer-related intangible assets	up to 20
Contract-based intangible assets	up to 30
Value of business acquired	up to 30
Other	up to 20

Unamortized Intangible Assets

More than 96 % of unamortized intangible assets, amounting to € 437 million, relate to the Group's U.S. retail mutual fund business and are allocated to the Asset Management cash-generating unit. These assets are retail investment management agreements, which are contracts that give DWS Scudder the exclusive right to manage a variety of mutual funds for a specified period. Since the contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to be terminated in the foreseeable future. The rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. The intangible assets were valued at fair value based upon a third party valuation at the date of the Group's acquisition of Zurich Scudder Investments, Inc. in 2002.

In 2008 and 2007, losses of € 304 million and € 74 million respectively were recognized in the income statement as impairment of intangible assets. The impairment losses were related to retail investment management agreements and were recorded in Asset and Wealth Management. The impairment losses were due to declines in market values of invested assets as well as current and projected operating results and cash flows of investment management agreements, which had been acquired from Zurich Scudder Investments, Inc. The impairment recorded in 2008 related to certain open end and closed end funds whereas the impairment recorded in 2007 related to certain closed end funds and variable annuity funds. The recoverable amounts of the assets were calculated at fair value less costs to sell. As market prices are ordinarily not observable for such assets, the fair value was based on the best information available to reflect the amount the Group could obtain from a disposal in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal. Therefore, the fair value was determined based on the income approach, using a post-tax discounted cash flow calculation (multi-period excess earnings method).

In 2006, no impairment losses were recorded relating to unamortized intangible assets.

[22] Assets Held for Sale

As of December 31, 2008, the Group classified several real estate assets as held for sale. The Group reported these items in other assets and valued them at the lower of their carrying amount or fair value less costs to sell, which did not lead to an impairment loss in 2008.

The real estate assets included commercial and residential property in Germany and North America owned by the Corporate Division Corporate Banking & Securities (CB&S) through foreclosure. All these items are expected to be sold in 2009.

As of December 31, 2007, the Group classified three disposal groups (two subsidiaries and a consolidated fund) and several non-current assets as held for sale. The Group reported these items in Other assets and Other liabilities, and valued them at the lower of their carrying amount or fair value less costs to sell, resulting in an impairment loss of € 2 million in 2007, which was recorded in income before income taxes of the Group Division Corporate Investments (CI).

The three disposal groups included two in the Corporate Division Asset and Wealth Management (AWM). One was an Italian life insurance company for which a disposal contract was signed in December 2007 and which was sold in the first half of 2008, and a second related to a real estate fund in North America, which ceased to be classified as held for sale as of December 31, 2008. The expenses which were not to be recognized during the held for sale period, were recognized at the date of reclassification. This resulted in an increase of other expenses of € 13 million in AWM in 2008. This amount included expenses of € 3 million which related to 2007. Due to the current market conditions the timing of the ultimate disposal of this investment is uncertain. The last disposal group, a subsidiary in CI, was classified as held for sale at year-end 2006 but, due to circumstances arising in 2007 that were previously considered unlikely, was not sold in 2007. In 2008, the Group changed its plans to sell the subsidiary because the envisaged sales transaction did not materialize due to the lack of interest of the designated buyer. In the light of the weak market environment there are currently no sales activities regarding this subsidiary. The reclassification did not lead to any impact on revenues and expenses.

Non-current assets classified as held for sale as of December 31, 2007 included two alternative investments of AWM in North America, several office buildings in CI and in the Corporate Division Private & Business Clients (PBC), and other real estate assets in North America, obtained by CB&S through foreclosure. While the office buildings in CI and PBC and most of the real estate in CB&S were sold during 2008, the ownership structure of the two alternative investments Maher Terminals LLC and Maher Terminals of Canada Corp. was restructured and the Group consolidated these investments commencing June 30, 2008. Due to the current market conditions the timing of the ultimate disposal of these investments is uncertain. As a result, the assets and liabilities were no longer classified as held for sale at the end of the third quarter 2008. The revenues and expenses which were not to be recognized during the held for sale period were recognized at the date of reclassification. This resulted in a negative impact on other income of € 62 million and an increase of other expenses of € 38 million in AWM in 2008. These amounts included a charge to revenues of € 20 million and expenses of € 21 million which related to 2007.

As of December 31, 2006, in addition to the CI subsidiary mentioned above, two equity method investments in the Group Division CI, resulting in impairment losses of € 2 million, and two equity method investments in CB&S were classified held for sale. The latter four investments were sold in 2007.

The following are the principal components of assets and liabilities which the Group classified as held for sale for the years ended December 31, 2008, and 2007, respectively.

in € m.	Dec 31, 2008	Dec 31, 2007
Financial assets at fair value through profit or loss	–	417
Financial assets available for sale[1]	–	675
Equity method investments	–	871
Property and equipment	1	15
Other assets	131	864
Total assets classified as held for sale	**132**	**2,842**
Financial liabilities at fair value through profit or loss	–	417
Long-term debt	–	294
Other liabilities	–	961
Total liabilities classified as held for sale	**–**	**1,672**

1 An unrealized loss of € 12 million was recognized directly in equity at December 31, 2007.

[23] Other Assets and Other Liabilities

The following are the components of other assets and other liabilities.

in € m.	Dec 31, 2008	Dec 31, 2007
Other assets:		
Brokerage and securities related receivables		
Cash/margin receivables	56,492	34,277
Receivables from prime brokerage	17,844	44,389
Pending securities transactions past settlement date	8,383	14,307
Receivables from unsettled regular way trades	21,339	58,186
Total brokerage and securities related receivables	104,058	151,159
Accrued interest receivable	4,657	7,549
Other	29,114	24,930
Total other assets	**137,829**	**183,638**

in € m.	Dec 31, 2008	Dec 31, 2007
Other liabilities:		
Brokerage and securities related payables		
Cash/margin payables	40,955	17,029
Payables from prime brokerage	46,602	39,944
Pending securities transactions past settlement date	4,530	12,535
Payables from unsettled regular way trades	19,380	58,901
Total brokerage and securities related payables	111,467	128,409
Accrued interest payable	5,112	6,785
Other	44,019	36,250
Total other liabilities	**160,598**	**171,444**

[24] Deposits

The following are the components of deposits.

in € m.	Dec 31, 2008	Dec 31, 2007
Noninterest-bearing demand deposits	34,211	30,187
Interest-bearing deposits		
Demand deposits	143,702	144,349
Time deposits	152,481	236,071
Savings deposits	65,159	47,339
Total interest-bearing deposits	361,342	427,759
Total deposits	**395,553**	**457,946**

[25] Provisions

The following table presents movements by class of provisions.

in € m.	Operational/ Litigation	Other	Total[1]
Balance as of January 1, 2007	**919**	**593**	**1,512**
Changes in the group of consolidated companies	15	(32)	(17)
New provisions	266	362	628
Amounts used	(382)	(310)	(692)
Unused amounts reversed	(139)	(143)	(282)
Effects from exchange rate fluctuations/Unwind of discount	(62)	(11)	(73)
Balance as of December 31, 2007	**617**	**459**	**1,076**
Changes in the group of consolidated companies	1	21	22
New provisions	275	217	492
Amounts used	(75)	(135)	(210)
Unused amounts reversed	(61)	(111)	(172)
Effects from exchange rate fluctuations/Unwind of discount	5	(5)	–
Balance as of December 31, 2008	**762**	**446**	**1,208**

1 For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note [16] to the Group's consolidated financial statements, in which allowances for credit related off-balance sheet positions are disclosed.

Operational and Litigation

The Group defines operational risk as the potential for incurring losses in relation to staff, technology, projects, assets, customer relationships, other third parties or regulators, such as through unmanageable events, business disruption, inadequately-defined or failed processes or control and system failure.

Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group's final liabilities may ultimately be materially different. The Group's total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group's experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group's belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.

The Group's significant legal proceedings are described below.

Tax-Related Products. Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as "Deutsche Bank"), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 86 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 8 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. The Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims.

The United States Department of Justice ("DOJ") is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank (the "Individuals"). In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the "Accounting Firm"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the "Financial Institution"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ's criminal investigation is ongoing. In December 2008, following a trial of four of the Individuals, three of the Individuals were convicted of criminal charges. The Bank is engaged in discussions with DOJ concerning a resolution of the investigation.

Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG's Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.

On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer in the amount of initially approximately € 1.6 billion (the amount depended, among other things, on the development of the price for the shares of Axel Springer AG) plus interest. Meanwhile Dr. Kirch changed the calculation of his alleged damages and claims payment of approximately € 1.3 billion plus interest. In these proceedings he will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the Group's view, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated.

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. In the Group's view, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims, and the causality in respect of the basis and scope of the claimed damages as well as the effective assignment of the alleged claims to KGL Pool GmbH has not been sufficiently substantiated.

Credit-related matters. Deutsche Bank has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, and securitization of subprime and non-subprime residential mortgages. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under the Securities Act of 1933 or state common law, related to the residential mortgage business. Included in those litigations are (1) two putative class actions pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank's subsidiary Deutsche Bank Securities Inc. ("DBSI"), along with other financial institutions, as an underwriter of offerings of certain securities and mortgage pass-through certificates issued by Countrywide Financial Corporation or an affiliate; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (3) a putative class action pending in California Superior Court in Los Angeles County regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Indymac MBS, Inc.; (4) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; and (5) a putative class action pending in New York Supreme Court in New York County regarding the role of a number of financial institutions, including DBSI, as underwriter, and Deutsche Bank Trust Company Americas, a Deutsche Bank subsidiary, as trustee, to certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. Each of the civil litigations is in its early stages.

Auction rate securities. Deutsche Bank and DBSI are the subject of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold Auction Rate Preferred Securities and Auction Rate Securities (together "ARS") offered for sale by Deutsche Bank and DBSI between March 17, 2003 and February 13, 2008. DBSI and Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in four individual actions asserting various claims under the federal securities laws and state common law by four investors in ARS. The purported class action and three of the individual actions are in their early stages. One of the individual actions has been dismissed. Deutsche Bank is also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions, which are in their early stages, allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market.

Deutsche Bank has also received regulatory requests from the Securities and Exchange Commission ("SEC") and state regulatory agencies in connection with investigations relating to the marketing and sale of ARS. In August 2008, Deutsche Bank entered into agreements in principle with the New York Attorney General's Office ("NYAG") and the North American Securities Administration Association ("NASAA"), representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank and its subsidiaries; and to pay an aggregate penalty of U.S.$ 15 million to the NYAG and NASAA. The SEC's investigation is continuing.

ÖBB Litigation. In September 2005, Deutsche Bank AG entered into a Portfolio Credit Default Swap ("PCDS") transaction with ÖBB Infrastruktur Bau AG ("ÖBB"), a subsidiary of Österreichische Bundesbahnen-Holding Aktiengesellschaft. Under the PCDS, ÖBB assumed the credit risk of a € 612 million AAA rated tranche of a diversified portfolio of corporates and asset-backed securities ("ABS"). As a result of the developments in the ABS market since mid 2007, the market value of the PCDS declined and ÖBB recorded substantial mark-to-market losses on the position and intends to post a provision for the entire notional amount of the PCDS in its financial accounts for the fiscal year 2008.

In June of 2008, ÖBB filed a claim against Deutsche Bank AG in the Vienna Trade Court, asking that the Court declare the PCDS null and void. ÖBB argues that the transaction violates Austrian law, and alleges to have been misled about certain features of the PCDS. ÖBB's claim was dismissed by the Trade Court in January 2009. ÖBB has stated that it will appeal the decision.

Other

Other provisions include non-staff related provisions that are not captured on other specific provision accounts and provisions for restructuring. Restructuring provisions are recorded in conjunction with acquisitions as well as business realignments. Other costs primarily include, among others, amounts for lease terminations and related costs.

[26] Other Short-Term Borrowings

The following are the components of other short-term borrowings.

in € m.	Dec 31, 2008	Dec 31, 2007
Other short-term borrowings:		
Commercial paper	26,095	31,187
Other	13,020	22,223
Total other short-term borrowings	**39,115**	**53,410**

[27] Long-Term Debt and Trust Preferred Securities

Long-Term Debt

The following table presents the Group's long-term debt by contractual maturity.

By remaining maturities in € m.	Due in 2009	Due in 2010	Due in 2011	Due in 2012	Due in 2013	Due after 2013	Total Dec 31, 2008	Total Dec 31, 2007
Senior debt:								
Bonds and notes:								
Fixed rate	10,851	6,571	13,173	11,037	7,642	27,253	76,527	72,173
Floating rate	9,306	8,513	6,225	9,066	3,866	12,151	49,127	46,384
Subordinated debt:								
Bonds and notes:								
Fixed rate	696	7	293	167	1,163	1,454	3,780	3,883
Floating rate	1,372	1,376	974	499	47	154	4,422	4,263
Total long-term debt	**22,225**	**16,467**	**20,665**	**20,769**	**12,718**	**41,012**	**133,856**	**126,703**

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2008 and 2007.

Trust Preferred Securities

The following table summarizes the Group's fixed and floating rate trust preferred securities, which are perpetual instruments, redeemable at specific future dates at the Group's option.

in € m.	Dec 31, 2008	Dec 31, 2007
Fixed rate	9,147	3,911
Floating rate	582	2,434
Total trust preferred securities	**9,729**	**6,345**

Additional Notes

[28] Obligation to Purchase Common Shares

The Group enters into derivative instruments indexed to Deutsche Bank common shares in order to acquire shares to satisfy employee share-based compensation awards and for trading purposes. Forward purchases and written put options in which Deutsche Bank common shares are the underlying are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. As of December 31, 2008, and December 31, 2007, the obligation of the Group to purchase its own common shares amounted to € 4 million and € 3.6 billion, respectively, as summarized in the following table.

	Dec 31, 2008				Dec 31, 2007			
	Amount of obligation in € m.	Number of shares in million	Weighted Average Forward/ Exercise Price in €	Maturity	Amount of obligation in € m.	Number of shares in million	Weighted Average Forward/ Exercise Price in €	Maturity
Forward purchase contracts	–	–	–	> 3 months – 1 year	864	13.5	63.84	> 3 months – 1 year
	–	–	–	> 1 year – 5 years	2,678	31.8	84.27	> 1 year – 5 years
Written put options	4	0.1	80.00	> 3 months – 1 year	7	0.1	49.73	> 3 months – 1 year
	–	–	–	> 1 year – 5 years	4	0.1	80.00	> 1 year – 5 years
Total	**4**	**0.1**			**3,553**	**45.5**		

In December 2008, the Group decided to amend existing forward purchase contracts covering 33.6 million Deutsche Bank common shares from physical settlement to net-cash settlement. The forward purchase contracts were used to satisfy employee share-based compensation awards. This amendment resulted in the derecogniton of the related obligation to purchase common shares and the corresponding charge to shareholders' equity. The negative market value of the derivatives as of the amendment date was recorded as Financial liability at fair value through profit or loss with a corresponding debit to Additional paid-in capital.

[29] Common Shares

Common Shares

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2007	**524,768,009**	**(26,117,735)**	**498,650,274**
Shares issued under share-based compensation plans	5,632,091	–	5,632,091
Shares purchased for treasury	–	(414,516,438)	(414,516,438)
Shares sold or distributed from treasury	–	411,299,354	411,299,354
Common shares, December 31, 2007	**530,400,100**	**(29,334,819)**	**501,065,281**
Shares issued under share-based compensation plans	458,915	–	458,915
Capital increase	40,000,000	–	40,000,000
Shares purchased for treasury	–	(369,614,111)	(369,614,111)
Shares sold or distributed from treasury	–	390,756,870	390,756,870
Common shares, December 31, 2008	**570,859,015**	**(8,192,060)**	**562,666,955**

There are no issued ordinary shares that have not been fully paid.

Shares purchased for treasury consist of shares held by the Group for a period of time, as well as any shares purchased with the intention of being resold in the short term. In addition, the Group has launched share buy-back programs. Shares acquired under these programs serve among other things, share-based compensation programs, and also allow the Group to balance capital supply and demand. The fifth buy-back program was completed in May 2007 when the sixth buy-back program was started. It was completed in May 2008 and since then no new share buy-back program has been started. In the fourth quarter of 2008, the majority of the remaining shares have been sold in the market. All such transactions were recorded in shareholders' equity and no revenues and expenses were recorded in connection with these activities.

On September 22, 2008, Deutsche Bank AG issued 40 million new common shares at € 55 per share, resulting in total proceeds of € 2.2 billion. The shares were issued with full dividend rights for the year 2008 from authorized capital and without subscription rights.

Authorized and Conditional Capital

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for non-cash consideration. As of December 31, 2008, Deutsche Bank had authorized but unissued capital of € 308,600,000 which may be issued at various dates through April 30, 2012 as follows.

Authorized capital	Expiration date
€ 150,000,000	April 30, 2009
€ 128,000,000[1]	April 30, 2011
€ 30,600,000	April 30, 2012

1 Capital increase may be affected for non-cash contributions with the intent of acquiring a company or holdings in companies.

The Annual General Meeting on May 29, 2008 authorized the Management Board to increase the share capital by up to a total of € 140,000,000 against cash payments or contributions in kind with the consent of the Supervisory Board. The expiration date is April 30, 2013. This additional authorized capital was not entered in the Commercial Register as of December 31, 2008. It will become effective upon its entry in the Commercial Register.

Deutsche Bank also had conditional capital of € 153,815,099. Conditional capital is available for various instruments that may potentially be converted into common shares.

The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose, share capital was increased conditionally by up to € 150,000,000.

Under the DB Global Partnership Plan, € 51,200,000 of conditional capital was available for option rights available for grant until May 10, 2003 and € 64,000,000 for option rights available for grant until May 20, 2005. A total of 980,143 option rights were granted and not exercised as of December 31, 2008. Therefore, capital can still be increased by € 2,509,166 under this plan. Also, the Management Board was authorized at the Annual General Meeting on May 17, 2001 to issue, with the consent of the Supervisory Board, up to 12,000,000 option rights on Deutsche Bank shares on or before December 31, 2003 of which 510,130 option rights were granted and not exercised as of December 31, 2008 under the DB Global Share Plan (pre-2004). Therefore, capital still can be increased by € 1,305,933 under this plan. These plans are described in Note [31].

The Annual General Meeting on May 29, 2008 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2013. For this purpose, share capital was increased conditionally by up to € 150,000,000. This conditional capital was not entered in the Commercial Register as of December 31, 2008. It will become effective upon its entry in the Commercial Register.

Dividends

The following table presents the amount of dividends proposed or declared for the years ended December 31, 2008, 2007 and 2006, respectively.

	2008 (proposed)	2007	2006
Cash dividends declared[1] (in € m.)	310	2,274	2,005
Cash dividends declared per common share (in €)	0.50	4.50	4.00

1 Cash dividend for 2008 is based on the maximum number of shares that will be entitled to a dividend payment for the year 2008.

No dividends have been declared since the balance sheet date.

[30] Changes in Equity

in € m.	2008	2007	2006
Common shares			
Balance, beginning of year	1,358	1,343	1,420
Capital increase	102	–	–
Common shares issued under share-based compensation plans	1	15	25
Retirement of common shares	–	–	(102)
Balance, end of year	1,461	1,358	1,343
Additional paid-in capital			
Balance, beginning of year	15,808	15,246	14,464
Net change in share awards in the reporting period	225	122	(258)
Capital increase	2,098	–	–
Common shares issued under share-based compensation plans	17	377	663
Tax benefits related to share-based compensation plans	(136)	(44)	285
Amendment of derivative instruments indexed to Deutsche Bank common shares	(1,815)	–	–
Option premiums on options on Deutsche Bank common shares	3	76	(81)
Net gains (losses) on treasury shares sold	(1,191)	28	171
Other	(48)	3	2
Balance, end of year	14,961	15,808	15,246
Retained earnings			
Balance (adjusted), beginning of year[1]	26,051	20,900	18,221
Net income (loss) attributable to Deutsche Bank shareholders	(3,835)	6,474	6,070
Actuarial gains (losses) related to defined benefit plans, net of tax	(1)	486	84
Cash dividends declared and paid	(2,274)	(2,005)	(1,239)
Dividend related to equity classified as obligation to purchase common shares	226	277	180
Net gains on treasury shares sold	–	–	191
Retirement of common shares	–	–	(2,667)
Other effects from options on Deutsche Bank common shares	(4)	3	60
Other	(89)	(84)	–
Balance, end of year	20,074	26,051	20,900
Common shares in treasury, at cost			
Balance, beginning of year	(2,819)	(2,378)	(3,368)
Purchases of shares	(21,736)	(41,128)	(38,830)
Sale of shares	22,544	39,677	35,998
Retirement of shares	–	–	2,769
Treasury shares distributed under share-based compensation plans	1,072	1,010	1,053
Balance, end of year	(939)	(2,819)	(2,378)
Equity classified as obligation to purchase common shares			
Balance, beginning of year	(3,552)	(4,307)	(4,449)
Additions	(366)	(1,292)	(2,140)
Deductions	1,225	2,047	2,282
Amendment of derivative instruments indexed to Deutsche Bank common shares	2,690	–	–
Balance, end of year	(3)	(3,552)	(4,307)
Net gains (losses) not recognized in the income statement, net of tax			
Balance (adjusted), beginning of year[2]	1,047	2,365	2,751
Change in unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other[3]	(4,517)	427	466
Change in unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[4]	(297)	(7)	(54)
Foreign currency translation, net of tax[5]	(1,084)	(1,738)	(798)
Balance, end of year	(4,851)	1,047	2,365
Total shareholders' equity, end of year	**30,703**	**37,893**	**33,169**
Minority interest			
Balance, beginning of year	1,422	717	624
Minority interests in net profit or loss	(61)	36	9
Increases	732	1,048	744
Decreases and dividends	(906)	(346)	(624)
Foreign currency translation, net of tax	24	(33)	(36)
Balance, end of year	1,211	1,422	717
Total equity, end of year	**31,914**	**39,315**	**33,886**

1 The beginning balances were increased by € 935 million, € 449 million and € 365 million for the years ended December 31, 2008, 2007 and 2006, respectively, for a change in accounting policy and other adjustments in accordance with Note [1].

2 The beginning balances were reduced by € (86) million and € (38) million for the years ended December 31, 2008 and 2007, respectively, for a change in accounting policy and other adjustments in accordance with Note [1].

3 Thereof € (32) million, € (9) million and € (84) million related to the Group's share of changes in equity of associates or jointly controlled entities for the years ended December 31, 2008, 2007 and 2006, respectively.

4 Thereof € (119) million and € (7) million related to the Group's share of changes in equity of associates or jointly controlled entities for the years ended December 31, 2008 and 2006, respectively.

5 Thereof € 19 million, € (12) million and € 1 million related to the Group's share of changes in equity of associates or jointly controlled entities for the years ended December 31, 2008, 2007 and 2006, respectively.

[31] Share-Based Compensation Plans

Share-Based Compensation Plans used for Granting New Awards in 2008

The Group currently grants share-based compensation under three main plans. All awards represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award. The terms of the three main plans are presented in the table below.

Plan		Vesting schedule	Early retirement provisions	Eligibility
Global Partnership Plan Equity Units	Annual Award	80 %: 24 months[1]	No	Group Board
		20 %: 42 months		
DB Equity Plan	Annual Award	50 %: 24 months	Yes	Select employees as annual retention
		25 %: 36 months		
		25 %: 48 months		
	Off Cycle Award	Individual specification[2]	No	Select employees to attract or retain key staff
Global Share Plan – Germany		100 %: 12 months	No	Employee plan granting up to 10 shares per employee in Germany[3]

1 With delivery after further 18 months
2 Weighted average relevant service period: 12 months
3 Participant must have been active and working for the Group for at least one year at date of grant

An award, or portions of it, may be forfeited if the recipient voluntarily terminates employment before the end of the relevant vesting period. Early retirement provisions for the DB Equity Plan – Annual Award, however, allow continued vesting after voluntary termination of employment, when certain conditions regarding age or tenure are fulfilled.

Vesting usually continues after termination of employment in cases such as redundancy or retirement. Vesting is accelerated if the recipient's termination of employment is due to death or disability.

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan and the Global Share Plan was used for making awards from 2007 onwards.

The Management Board announced in 2007 its intention to discontinue the Global Share Plan in its current form, and to replace it with country specific all employee share plans. The review for suitable replacement plans is still ongoing. Taking into account new legislation being implemented in Germany, which supports tax optimized share investment, the Board approved a final offer of the current Global Share Plan in 2008 for Germany as an interim solution, until legislation becomes effective in 2009.

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

Share-Based Compensation Plans used for Granting Awards prior to 2008

Share Plans and Stock Appreciation Right Plans

Prior to 2008, the Group granted share-based compensation under a number of other plans. The following table summarizes the main features of these prior plans.

Plan		Vesting schedule	Early retirement provisions	Eligibility	Last grant in
Restricted Equity Units (REU) Plan	Annual Award	80 % : 48 months[1] 20 % : 54 months	Yes	Select employees as annual retention	2006
DB Share Scheme	Annual Award	1/3 : 6 months 1/3 : 18 months 1/3 : 30 months	No	Select employees as annual retention	2006
	Off Cycle Award	Individual specification	No	Select employees to attract or retain key staff	2006
DB Key Employee Equity Plan (KEEP)		Individual specification	No	Select executives	2005
Stock Appreciation Rights (SAR) Plan		Exercisable after 36 months Expiry after 72 months	No	Select employees	2002
Global Share Plan		100 %: 12 months	No	All employee plan granting up to 10 shares per employee	2007

1 With delivery after further 6 months

The REU Plan, DB Share Scheme and DB KEEP represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award.

An award, or portion of it, may be forfeited if the recipient voluntarily terminates employment before the end of the relevant vesting period. Early retirement provisions for the REU Plan, however, allow continued vesting after voluntary termination of employment when certain conditions regarding age or tenure are fulfilled.

Vesting usually continues after termination of employment in certain cases, such as redundancy or retirement. Vesting is accelerated if the recipient's termination of employment is due to death or disability.

The SAR plan provided eligible employees of the Group with the right to receive cash equal to the appreciation of Deutsche Bank common shares over an established strike price. The last rights granted under the SAR plan expired in 2007.

Performance Options

Deutsche Bank used performance options as a remuneration instrument under the Global Partnership Plan and the pre-2004 Global Share Plan. No new options were issued under these plans after February 2004. As of December 31, 2008, all options were exercisable.

The following table summarizes the main features related to performance options granted under the pre-2004 Global Share Plan and the Global Partnership Plan.

Plan	Grant Year	Exercise price	Additional Partnership Appreciation Rights (PAR)	Exercisable until	Eligibility
Global Share Plan (pre-2004) Performance Options	2001	€ 87.66	No	Nov 2007	All employees[1]
	2002	€ 55.39	No	Nov 2008	All employees[1]
	2003	€ 75.24	No	Dec 2009	All employees[1]
Global Partnership Plan Performance Options	2002	€ 89.96	Yes	Feb 2008	Select executives
	2003	€ 47.53	Yes	Feb 2009	Select executives
	2004	€ 76.61	Yes	Feb 2010	Group Board

1 Participant must have been active and working for the Group for at least one year at date of grant

Under both plans, the option represents the right to purchase one Deutsche Bank common share at an exercise price equal to 120 % of the reference price. This reference price was set as the higher of the fair market value of the common shares on the date of grant or an average of the fair market value of the common shares for the ten trading days on the Frankfurt Stock Exchange up to, and including, the date of grant.

Performance options under the Global Partnership Plan were granted to select executives in the years 2002 to 2004. All these performance options are fully vested. Participants were granted one Partnership Appreciation Right (PAR) for each option granted. PARs represent a right to receive a cash award in an amount equal to 20 % of the reference price. The reference price was determined in the same way as described above for the performance options. PARs vested at the same time and to the same extent as the performance options. They are automatically exercised at the same time, and in the same proportion, as the Global Partnership Plan performance options.

Performance options under the Global Share Plan (pre-2004), a broad-based employee plan, were granted in the years 2001 to 2003. The plan allowed the purchase of up to 60 shares in 2001 and up to 20 shares in both 2002 and 2003. For each share purchased, participants were granted one performance option in 2001 and five performance options in 2002 and 2003. Performance options under the Global Share Plan (pre-2004) are forfeited upon termination of employment. Participants who retire or become permanently disabled retain the right to exercise the performance options.

Compensation Expense

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award.

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid. For awards granted under the cash plan version of the DB Equity Plan and DB Global Share Plan, remeasurement is based on the current market price of Deutsche Bank common shares.

A further description of the underlying accounting principles can be found in Note [1].

The Group recognized compensation expense related to its significant share-based compensation plans as follows:

in € m.	2008	2007	2006
DB Global Partnership Plan	10	7	9
DB Global Share Plan	39	49	43
DB Share Scheme/Restricted Equity Units Plan/DB KEEP/DB Equity Plan	1,249	1,088	751
Stock Appreciation Rights Plan[1]	–	1	19
Total	**1,298**	**1,145**	**822**

1 For the years ended December 31, 2007 and 2006, net gains of € 1 million and € 73 million from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

Of the compensation expense recognized in 2008 and 2007 approximately € 4 million and € 10 million, respectively, was attributable to the cash-settled variant of the DB Global Share Plan and the DB Equity Plan.

Share-based payment transactions which will result in a cash payment give rise to a liability, which amounted to approximately € 10 million and € 8 million for the years ended December 31, 2008 and 2007 respectively. This liability is attributable to unvested share awards.

As of December 31, 2008 and 2007, unrecognized compensation cost related to non-vested share-based compensation was approximately € 0.6 billion and € 1.0 billion respectively.

Award-Related Activities

Share Plans

The following table summarizes the activity in plans involving share awards, which are those plans granting a contingent right to receive Deutsche Bank common shares after a specified period of time. It also includes the grants under the cash plan variant of the DB Equity Plan and DB Global Share Plan.

in thousands of units (except per share data)	Global Partnership Plan Equity Units	DB Share Scheme/ DB KEEP/REU/ DB equity plan	Global Share Plan (since 2004)	Total	Weighted-average grant date fair value per unit
Balance as of December 31, 2006	**359**	**61,604**	**555**	**62,518**	**€ 53.50**
Granted	92	14,490	600	15,182	€ 95.25
Issued	(127)	(23,956)	(518)	(24,601)	€ 41.17
Forfeited	–	(2,829)	(38)	(2,867)	€ 72.85
Balance as of December 31, 2007	**324**	**49,309**	**599**	**50,232**	**€ 71.05**
Granted	150	18,007	258	18,415	€ 61.17
Issued	(139)	(16,541)	(561)	(17,241)	€ 62.52
Forfeited	–	(2,508)	(38)	(2,546)	€ 73.44
Balance as of December 31, 2008	**335**	**48,267**	**258**	**48,860**	**€ 70.22**

In addition to the amounts shown in the table above, in February 2009 the Group granted retention awards of approximately 18.3 million units, with an average fair value of € 17.28 per unit under the DB Equity Plan for 2009. Approximately 0.3 million of these grants under the DB Equity Plan were granted under the cash plan variant of this plan.

Furthermore, awards under the DB Restricted Cash Plan, amounting to approximately € 1.0 billion, were also granted in February 2009. The DB Restricted Cash Plan is neither share-based nor related to the performance of Deutsche Bank common shares.

Approximately 5.4 million shares were issued to plan participants in February 2009, resulting from the vesting of prior years DB Equity Plan awards.

Performance Options

The following table summarizes the activities for performance options granted under the Global Partnership Plan and the DB Global Share Plan (pre-2004).

in thousands of units (except per share data and exercise prices)	Global Partnership Plan Performance Options	Weighted-average exercise price[1]	DB Global Share Plan (pre-2004) Performance Options	Weighted-average exercise price
Balance as of December 31, 2006	**6,976**	**€ 75.96**	**1,327**	**€ 69.11**
Exercised	(5,339)	€ 82.91	(293)	€ 69.47
Forfeited	–	–	(154)	€ 65.37
Expired	–	–	(68)	€ 87.66
Balance as of December 31, 2007	**1,637**	**€ 53.32**	**812**	**€ 68.14**
Exercised	(434)	€ 47.53	(26)	€ 57.67
Forfeited	–	–	(16)	€ 65.75
Expired	(223)	€ 89.96	(260)	€ 55.39
Balance as of December 31, 2008	**980**	**€ 47.53**	**510**	**€ 75.24**

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

The following three tables present details related to performance options outstanding as of December 31, 2008, 2007 and 2006, by range of exercise prices.

Range of exercise prices	Performance options outstanding December 31, 2008		
	Options outstanding (in thousands)	Weighted-average exercise price[1]	Weighted-average remaining contractual life
€ 40.00 – 59.99	980	€ 47.53	1 month
€ 60.00 – 79.99	510	€ 75.24	12 months
€ 80.00 – 99.99	–	–	–

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

Range of exercise prices	Performance options outstanding December 31, 2007		
	Options outstanding (in thousands)	Weighted-average exercise price[1]	Weighted-average remaining contractual life
€ 40.00 – 59.99	1,704	€ 48.87	13 months
€ 60.00 – 79.99	522	€ 75.24	24 months
€ 80.00 – 99.99	223	€ 89.96	1 month

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

Range of exercise prices	Performance options outstanding December 31, 2006		
	Options outstanding (in thousands)	Weighted-average exercise price[1]	Weighted-average remaining contractual life
€ 40.00 – 59.99	2,757	€ 48.89	25 months
€ 60.00 – 79.99	804	€ 75.34	36 months
€ 80.00 – 99.99	4,742	€ 89.91	13 months

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

The weighted average share price at the date of exercise was € 64.31, € 99.70 and € 91.72 in the years ended December 31, 2008, 2007 and 2006, respectively.

Approximately 980,000 Global Partnership Plan Performance Options granted in 2003 expired on February 1, 2009.

Stock Appreciation Rights Plan

The following table summarizes the activities for the Stock Appreciation Rights Plan.

in thousands of units (except for strike and exercise prices)	Stock Appreciation Rights Plan Units	Weighted-average strike price
Balance as of December 31, 2006	**401**	**€ 74.83**
Exercised	(330)	€ 75.82
Forfeited	–	–
Expired	(71)	€ 70.31
Balance as of December 31, 2007	**–**	**–**
Exercised	–	–
Forfeited	–	–
Expired	–	–
Balance as of December 31, 2008	**–**	**–**

[32] Employee Benefits

The Group provides a number of post-employment benefit plans. In addition to defined contribution plans, there are plans accounted for as defined benefit plans. The Group's defined benefit plans are classified as post-employment medical plans and retirement benefit plans such as pensions.

The majority of the beneficiaries of retirement benefit plans are located in Germany, the United Kingdom and the United States. The value of a participant's accrued benefit is based primarily on each employee's remuneration and length of service.

The Group's funding policy is to maintain full coverage of the defined benefit obligation ("DBO") by plan assets within a range of 90 % to 110 % of the obligation, subject to meeting any local statutory requirements. Any obligation for the Group's unfunded plans is accrued for as book provision.

Moreover, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.

December 31 is the measurement date for all plans. All plans are valued using the projected unit-credit method.

The following table provides reconciliations of opening and closing balances of the defined benefit obligation and of the fair value of plan assets of the Group's defined benefit plans over the years ended December 31, 2008 and 2007, as well as a statement of the funded status as of December 31 in each year.

	Retirement benefit plans		Post-employment medical plans	
in € m.	2008	2007	2008	2007
Change in defined benefit obligation:				
Balance, beginning of year	8,518	9,129	116	147
Current service cost	264	265	2	3
Interest cost	453	436	7	8
Contributions by plan participants	8	6	–	–
Actuarial loss (gain)	(160)	(902)	1	(21)
Exchange rate changes	(572)	(354)	1	(15)
Benefits paid	(393)	(378)	(8)	(6)
Past service cost (credit)	14	11	–	–
Acquisitions[1]	–	313	–	–
Divestitures	–	(3)	–	–
Settlements/curtailments	(1)	(19)	–	–
Other[2]	58	14	–	–
Balance, end of year	**8,189**	**8,518**	**119**	**116**
Change in fair value of plan assets:				
Balance, beginning of year	9,331	9,447	–	–
Expected return on plan assets	446	435	–	–
Actuarial gain (loss)	(221)	(266)	–	–
Exchange rate changes	(689)	(351)	–	–
Contributions by the employer	239	171	–	–
Contributions by plan participants	8	6	–	–
Benefits paid[3]	(358)	(355)	–	–
Acquisitions[4]	–	246	–	–
Divestitures	–	–	–	–
Settlements	(1)	(13)	–	–
Other[2]	–	11	–	–
Balance, end of year	**8,755**	**9,331**	**–**	**–**
Funded status, end of year	**566**	**813**	**(119)**	**(116)**

1 Abbey Life, Berliner Bank (2007)
2 Includes opening balance of first time application of smaller plans.
3 For funded plans only.
4 Abbey Life (2007)

The Group's primary investment objective is to immunize broadly the Bank to large swings in the funded status of the retirement benefit plans, with some limited amount of risk-taking through duration mismatches and asset class diversification. The aim is to maximize returns within a defined risk tolerance level specified by the Group.

The actual return on plan assets for the years ended December 31, 2008, and December 31, 2007, was € 225 million and € 169 million, respectively. In both years, market movements caused the actual returns on plan assets to be lower than expected under the long term actuarial assumptions, but this actuarial loss on plan assets was partially compensated for in 2008 (but more than compensated for in 2007) by an actuarial gain on liabilities due to market movements.

The Group expects to contribute approximately € 200 million to its retirement benefit plans in 2009. The final amounts to be contributed in 2009 will be determined in the fourth quarter of 2009.

The table below reflects the benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter. The amounts include benefits attributable to estimated future employee service.

in € m.	Retirement benefit plans	Post-employment medical plans[1]
2009	406	8
2010	419	8
2011	437	9
2012	458	9
2013	462	9
2014 – 2018	2,540	47

1 Net of expected reimbursements from Medicare for prescription drug benefits of approximately € 1 million each year from 2009 until 2012, € 2 million in 2013 and € 9 million in the aggregate from 2014 through 2018.

The following table provides an analysis of the defined benefit obligation into amounts arising from plans that are wholly unfunded and amounts arising from plans that are wholly or partly funded.

	Retirement benefit plans		Post-employment medical plans	
in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Benefit obligation	8,189	8,518	119	116
– unfunded	245	121	119	116
– funded	7,944	8,397	–	–

The following table shows the amounts for the current annual period and the previous two annual periods of the present value of the defined benefit obligation, the fair value of plan assets and the funded status as well as the experience adjustments arising on the obligation and the plan assets.

in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Retirement benefit plans			
Defined benefit obligation	8,189	8,518	9,129
thereof: experience adjustments (loss (gain))	24	(68)	18
Fair Value of plan assets	8,755	9,331	9,447
thereof: experience adjustments (gain (loss))	(221)	(266)	(368)
Funded status	**566**	**813**	**318**
Post-employment medical plans			
Defined benefit obligation	119	116	147
thereof: experience adjustments (loss (gain))	(5)	(17)	(27)
Funded status	**(119)**	**(116)**	**(147)**

The following table presents a reconciliation of the funded status to the net amount recognized in the balance sheet as of December 31, 2008 and 2007, respectively.

	Retirement benefit plans		Post-employment medical plans	
in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Funded status	566	813	(119)	(116)
Past service cost (credit) not recognized	–	–	–	–
Asset ceiling	(9)	(9)	–	–
Net asset (liability) recognized	557	804	(119)	(116)

The Group has adopted a policy of recognizing actuarial gains and losses in the period in which they occur. Actuarial gains and losses are taken directly to shareholders' equity and are presented in the Consolidated Statement of Recognized Income and Expense and in Note [30]. The following table shows the cumulative amounts recognized as at December 31, 2008 since inception of IFRS on January 1, 2006 as well as the amounts recognized in the years ended December 31, 2008 and 2007, respectively, not taking deferred taxes into account. Deferred taxes are disclosed in a separate table for income taxes taken to equity in Note [33]. Adjusted amounts recognized for prior periods are presented in Note [1].

	Amount recognized in the Consolidated Statement of Recognized Income and Expense (gain (loss))		
in € m.	Dec 31, 2008[1]	2008	2007
Retirement benefit plans:			
Actuarial gain (loss)	645	(61)	636
Asset ceiling	(9)	–	(4)
Total retirement benefit plans	**636**	**(61)**	**632**
Post-employment medical plans:			
Actuarial gain (loss)	53	(1)	21
Total post-employment medical plans	**53**	**(1)**	**21**
Total amount recognized	**689**	**(62)**	**653**

1 Accumulated since inception of IFRS and inclusive of the impact of exchange rate changes.

Expenses for defined benefit plans recognized in the Consolidated Statement of Income for the years ended December 31, 2008, 2007 and 2006 included the following items. All items are part of compensation and benefits expenses.

in € m.	2008	2007	2006
Expenses for retirement benefit plans:			
Current service cost	264	265	284
Interest cost	453	436	395
Expected return on plan assets	(446)	(435)	(413)
Past service cost (credit) recognized immediately	14	11	32
Settlements/curtailments	–	(5)	(5)
Recognition of actuarial losses (gains) due to settlements/curtailments[1]	9	(6)	(2)
Amortization of actuarial losses (gains)[1]	1	(1)	–
Asset ceiling[1]	(2)	2	–
Total retirement benefit plans	**293**	**267**	**291**
Expenses for post-employment medical plans:			
Current service cost	2	3	5
Interest cost	7	8	10
Amortization of actuarial losses (gains)[1]	2	(3)	–
Total post-employment medical plans	**11**	**8**	**15**
Total expenses defined benefit plans	**304**	**275**	**306**
Total expenses for defined contribution plans	206	203	165
Total expenses for post-employment benefits	**510**	**478**	**471**
Disclosures of other selected employee benefits			
Employer contributions to mandatory German social security pension plan	159	156	144
Expenses for severance payments	555	225	153

1 Items accrued under the corridor approach in 2006 and 2007 were reversed in 2008 due to the change in accounting policy (differences between the amounts posted originally and the amounts reversed are due to exchange rate changes).

Expected expenses for 2009 are € 307 million for the retirement benefit plans and € 10 million for the post-employment medical plans.

The weighted-average asset allocation of the Group's funded retirement benefit plans as of December 31, 2008 and 2007, as well as the target allocation by asset category are as follows.

	Target allocation	Percentage of plan assets	
		Dec 31, 2008	Dec 31, 2007
Asset categories:			
Equity instruments	5 %	7 %	8 %
Debt instruments (including Cash and Derivatives)	90 %	90 %	87 %
Alternative Investments (including Property)	5 %	3 %	5 %
Total asset categories	**100 %**	**100 %**	**100 %**

The expected rate of return on assets is developed separately for each plan, using a building block approach recognizing the plan's specific asset allocation and the assumed return on assets for each asset category. The plan's target asset allocation at the measurement date is used, rather than the actual allocation.

The general principle is to use a risk-free rate as a benchmark, with adjustments for the effect of duration and specific relevant factors for each major category of plan assets. For example, the expected rate of return for equities and property is derived by adding a respective risk premium to the yield-to-maturity on ten-year fixed interest government bonds.

Expected returns are adjusted for factors such as taxation, but no allowance is made for expected outperformance due to active management. Finally, the relevant risk premiums and overall expected rates of return are confirmed for reasonableness through comparison with other reputable published forecasts and any other relevant market practice.

Plan assets as of December 31, 2008, include derivatives with a positive market value of € 588 million. Derivative transactions are made within the Group and with external counterparties. In addition, there are € 4 million of securities issued by the Group included in the plan assets.

It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2009.

The principal actuarial assumptions applied were as follows. They are provided in the form of weighted averages.

Assumptions used for retirement benefit plans	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
to determine defined benefit obligations, end of year			
Discount rate	5.6 %	5.5 %	4.8 %
Rate of price inflation	2.1 %	2.1 %	2.0 %
Rate of nominal increase in future compensation levels	3.0 %	3.3 %	3.2 %
Rate of nominal increase for pensions in payment	1.8 %	1.8 %	1.7 %
to determine expense, year ended			
Discount rate	5.5 %	4.8 %	4.3 %
Rate of price inflation	2.1 %	2.0 %	2.1 %
Rate of nominal increase in future compensation levels	3.3 %	3.2 %	3.3 %
Rate of nominal increase for pensions in payment	1.8 %	1.7 %	1.8 %
Expected rate of return on plan assets[1]	5.0 %	4.6 %	4.4 %
Assumptions used for post-employment medical plans			
to determine defined benefit obligations, end of year			
Discount rate	6.1 %	6.1 %	5.8 %
to determine expense, year ended			
Discount rate	6.1 %	5.8 %	5.4 %

1 The expected rate of return on assets for determining income in 2009 is 4.5 %.

Mortality assumptions are significant in measuring the Group's obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future longevity improvements have been considered and included where appropriate.

As of December 31, 2008 and 2007, the average life expectancies for a 65 year old male and female, weighted on DBO for the Group's retirement benefit plans, were as follows.

in years	Life expectancy at age 65 for a male member currently		Life expectancy at age 65 for a female member currently	
	Aged 65	Aged 45	Aged 65	Aged 45
December 31, 2008	19.1	21.1	22.6	24.5
December 31, 2007	19.1	21.0	22.5	24.3

The following table presents the sensitivity to key assumptions of the defined benefit obligation as of December 31, 2008, and the aggregate of service costs and interest costs of the retirement benefit plans for the year ended December 31, 2008. Each assumption is shifted in isolation.

Increase in € m.	Defined benefit obligation as at Dec 31, 2008	Aggregate of service costs and interest costs for 2008
Discount rate (fifty basis point decrease)	560	15
Rate of price inflation (fifty basis point increase)	370	40
Rate of real increase in future compensation levels (fifty basis point increase)	75	10
Longevity (improvement by ten percent)[1]	130	10

1 Improvement by ten percent on longevity means that the probability of death at each age is reduced by ten percent. The sensitivity has, broadly, the effect of increasing the expected longevity at age 65 by about one year.

Decreasing the expected return on plan assets assumption by fifty basis points would increase the expenses for retirement benefit plans by € 45 million for the year ended December 31, 2008.

In determining expenses for post-employment medical plans, an annual weighted-average rate of increase of 8.0 % in the per capita cost of covered health care benefits was assumed for 2009. The rate is assumed to decrease gradually to 5.1 % by the end of 2012 and to remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amounts reported for the post-employment medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group's post-employment medical plans.

Increase (decrease) in € m.	One-percentage point increase		One-percentage point decrease	
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Effect on defined benefit obligation, end of year	13	13	(12)	(11)
Effect on the aggregate of current service cost and interest cost, year ended	1	1	(1)	(1)

[33] Income Taxes

The following are the components of tax expense (income).

in € m.	2008	2007	2006
Current tax expense (benefit)[1]			
Tax expense (benefit) for current year	(32)	3,504	2,782
Adjustments for prior years	(288)	(347)	(687)
Total current tax expense (benefit)	**(320)**	**3,157**	**2,095**
Deferred tax expense (benefit)[1]			
Origination and reversal of temporary difference, unused tax losses and tax credits	(1,346)	(651)	288
Effects of changes in tax rates	26	(181)	(7)
Adjustments for prior years	(205)	(86)	(116)
Total deferred tax expense (benefit)	**(1,525)**	**(918)**	**165**
Total income tax expense (benefit)	**(1,845)**	**2,239**	**2,260**

1 Including income taxes which relate to non-current assets or assets and liabilities of disposal groups classified as held for sale. For further information please see Note [22].

Income tax expense (benefit) includes policyholder tax attributable to policyholder earnings, amounting to an income tax benefit of € 79 million and € 1 million in 2008 and 2007 respectively.

The current tax expense (benefit) includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which increased the current tax benefit by € 45 million in 2008 and reduced the current tax expense by € 3 million and € 19 million in 2007 and 2006, respectively.

The deferred tax expense (benefit) includes expenses arising from write-downs of deferred tax assets and benefits from previously unrecognized tax losses (tax credits/temporary differences) and the reversal of previous write-downs of deferred tax assets, which reduced the deferred tax benefit by € 971 million and € 71 million in 2008 and 2007 respectively and increased the deferred tax expense by € 93 million in 2006.

The following is an analysis of the difference between the amount that results from applying the German statutory (domestic) income tax rate to income before tax and the Group's actual income tax expense.

in € m.	2008	2007	2006
Expected tax expense at domestic income tax rate of 30.7 % (39.2 % for 2007, 2006)	**(1,760)**	**3,429**	**3,269**
Foreign rate differential	(665)	(620)	(250)
Tax-exempt gains on securities and other income	(746)	(657)	(357)
Loss (income) on equity method investments	(36)	(22)	(51)
Nondeductible expenses	403	393	372
Goodwill impairment	1	21	10
Changes in recognition and measurement of deferred tax assets	926	68	74
Effect of changes in tax law or tax rate	26	(181)	(362)
Effect related to share based payments	227	–	–
Effect of policyholder tax	(79)	(1)	–
Other	(142)	(191)	(445)
Actual income tax expense (benefit)	**(1,845)**	**2,239**	**2,260**

The Group is under continuous examinations by tax authorities in various jurisdictions. "Other" in the preceding table mainly includes the nonrecurring effect of settling these examinations.

The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 30.7 %, 30.7 % and 39.2 % for the years ended December 31, 2008, 2007 and 2006, respectively.

In August 2007, the German legislature enacted a tax law change on company taxation ("Unternehmensteuerreformgesetz 2008"), which lowered the statutory corporate income tax rate from 25 % to 15 %, and changed the trade tax calculation from 2008 onwards. This tax law change reduced the deferred tax expense for 2007 by € 232 million. Further tax rate changes, mainly in the United Kingdom, Spain, Italy and the United States of America, increased the deferred tax expense for 2007 by € 51 million.

The inventory of each type of temporary difference, each type of unused tax losses and unused tax credits that give rise to significant portions of deferred income tax assets and liabilities are as follows.

in € m.	Dec 31, 2008	Dec 31, 2007
Deferred tax assets:		
Unused tax losses	3,477	1,219
Unused tax credits	134	132
Deductible temporary differences:		
Trading activities	8,769	5,313
Property and equipment	380	319
Other assets	1,167	822
Securities valuation	654	276
Allowance for loan losses	144	162
Other provisions	1,016	1,469
Other liabilities	568	1,190
Total deferred tax assets	**16,309**	**10,902**
Deferred tax liabilities:		
Taxable temporary differences:		
Trading activities	7,819	5,163
Property and equipment	53	57
Other assets	1,042	1,599
Securities valuation	605	681
Allowance for loan losses	167	89
Other provisions	1,221	697
Other liabilities	716	219
Total deferred tax liabilities	**11,623**	**8,505**
Net deferred tax assets	**4,686**	**2,397**

After netting, deferred tax assets and liabilities were included on the balance sheet as follows.

in € m.	Dec 31, 2008	Dec 31, 2007
Disclosed as deferred tax assets	8,470	4,777
Disclosed as deferred tax liabilities	3,784	2,380
Net deferred tax assets	**4,686**	**2,397**

The closing balances of deferred taxes for 2007 were adjusted in accordance with Note [1].

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in this year. This is due to (1) deferred taxes that are booked directly to equity, (2) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (3) the acquisition and disposal of entities as part of ordinary activities and (4) the reclassification of deferred tax assets and liabilities which are presented on the face of the balance sheet as components of other assets and liabilities.

Income taxes charged or credited to equity are as follows.

in € m.	2008	2007	2006
Actuarial gains and losses related to defined benefit plans	**1**	**(192)**	**(65)**
Financial assets available for sale	698	197	16
Derivatives hedging variability of cash flows	(34)	(1)	22
Other equity movement	67	19	(63)
Income taxes (charged) credited to recognized income and expenses in total equity	**731**	**215**	**(25)**
Other income taxes (charged) credited to total equity	**(75)**	**(35)**	**195**

As of December 31, 2008, and 2007, no deferred tax assets were recognized for the following items.[1]

in € m.	Dec 31, 2008	Dec 31, 2007
Deductible temporary differences	**(26)**	**(34)**
Not expiring	(617)	(1,120)
Expiring in subsequent period	(1)	–
Expiring after subsequent period	(2,851)	(390)
Unused tax losses	**(3,469)**	**(1,510)**
Expiring in subsequent period	–	–
Expiring after subsequent period	(90)	(100)
Unused tax credits	**(90)**	**(100)**

1 Amounts in the table refer to unused tax losses and tax credits for federal income tax purposes.

Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized.

As of December 31, 2008, and December 31, 2007, the Group recognized deferred tax assets that exceed deferred tax liabilities by € 5,637 million and € 2,582 million, respectively, in entities which have suffered a loss in either the current or preceding period. This is based on management's assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

As of December 31, 2008 and December 31, 2007, the Group had temporary differences associated with the Group's parent company's investments in subsidiaries, branches and associates and interests in joint ventures, of € 157 million and € 255 million respectively, in respect of which no deferred tax liabilities were recognized.

Since 2007, the payment of dividends to the Group's shareholders no longer has income tax consequences. In 2006, the effect for domestic tax rate differential on the dividend distribution was a tax benefit of € 30 million.

[34] Acquisitions and Dispositions

Business Combinations finalized in 2008

In 2008, the Group finalized several acquisitions that were accounted for as business combinations. Of these transactions, the acquisitions of DB HedgeWorks, LLC and the reacquisition of Maher Terminals LLC and Maher Terminals of Canada Corp. were individually significant and are, therefore, presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.

DB HedgeWorks, LLC

On January 31, 2008, the Group acquired 100 % of HedgeWorks, LLC, a hedge fund administrator based in the United States which it subsequently renamed DB HedgeWorks, LLC ("DB HedgeWorks"). The acquisition further strengthens the Group's service offering to the hedge fund industry. The cost of this business combination consisted of a cash payment of € 19 million and another € 16 million subject to the acquiree exceeding certain performance targets over the next three years. The purchase price was allocated as goodwill of € 28 million, other intangible assets of € 5 million and net tangible assets of € 2 million. DB HedgeWorks is included in GTB. The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	1	–	1
Goodwill	–	28	28
Other intangible assets	–	5	5
All remaining assets	1	–	1
Total assets	**2**	**33**	**35**
Liabilities:			
Long-term debt	–	15	15
All remaining liabilities	1	–	1
Total liabilities	**1**	**15**	**16**
Net assets	1	18	19
Total liabilities and equity	**2**	**33**	**35**

Since the date of acquisition, DB HedgeWorks recorded net revenues and net losses after tax of € 6 million and € 2 million, respectively.

Maher Terminals LLC and Maher Terminals of Canada Corp.

Commencing June 30, 2008, the Group has consolidated Maher Terminals LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America. Maher Terminals was acquired as seed asset for the North American Infrastructure Fund. The Group initially owned 100 % of Maher Terminals and following a partial sale of an 11.4 % minority stake to the RREEF North America Infrastructure Fund in 2007, the Group retained a non-controlling interest which was accounted for as equity method investment under the held for sale category at December 31, 2007 (see Note [22]). In a subsequent effort to restructure the fund in 2008, RREEF Infrastructure reacquired all outstanding interests in the North America Infrastructure Fund, whose sole investment is Maher Terminals, for a cash consideration of € 109 million.

In discontinuing the held for sale accounting for the investment at the end of the third quarter 2008, the assets and liabilities of Maher Terminals were reclassified from the held for sale category, with the reacquisition accounted for as a purchase transaction. On provisional values, the cost of this acquisition was allocated as goodwill of € 33 million and net tangible assets of € 76 million. Maher Terminals is included in AWM. As of the acquisition date, the impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition and included under held-for-sale category	Reclassification from held-for-sale category and Adjustments to fair value	Fair value
Assets:			
Interest-earning time deposits with banks	–	30	30
Property and equipment	–	169	169
Goodwill	–	597	597
Other intangible assets	–	770	770
All remaining assets	1,867	(1,683)	184
Total assets	**1,867**	**(117)**	**1,750**
Liabilities:			
Long-term debt	–	839	839
All remaining liabilities	983	(845)	138
Total liabilities	**983**	**(6)**	**977**
Net assets	884	(111)	773
Total liabilities and equity	**1,867**	**(117)**	**1,750**

Post-acquisition net revenues and net losses after tax related to Maher Terminals in 2008 amounted to negative € 7 million and € 256 million, respectively. The latter includes a charge of € 175 million net of tax reflecting a goodwill impairment recognized in the fourth quarter 2008 (see Note [21]).

Other Business Combinations finalized in 2008

Other business combinations, not being individually material, which were finalized in 2008, are presented in the aggregate, and, among others, included the acquisition of Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm, as well as the acquisition of the operating platform of Pago eTransaction GmbH, a cash management and merchant acquiring business domiciled in Germany. These transactions involved the acquisition of majority interests ranging between more than 50 % and up to 100 % for a total consideration of € 7 million, including less than € 1 million of costs directly related to these acquisitions.

Their impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	4	6	10
Interest-earning demand deposits with banks	6	3	9
Interest-earning time deposits with banks	2	3	5
Other intangible assets	–	1	1
All remaining assets	20	2	22
Total assets	**32**	**15**	**47**
Liabilities:			
Other liabilities	1	7	8
All remaining liabilities	–	1	1
Total liabilities	**1**	**8**	**9**
Net assets	31	7	38
Total liabilities and equity	**32**	**15**	**47**

The effect of these acquisitions on net revenues and net profit or loss of the Group in 2008 was € 2 million and € (4) million, respectively.

Potential Profit or Loss Impact of Business Combinations finalized in 2008

If the business combinations described above which were finalized in 2008 had all been effective as of January 1, 2008, the effect on the Group's net revenues and net profit or loss after tax would have been € 44 million and € (223) million, respectively. The latter includes a charge of € 175 million net of tax reflecting a goodwill impairment related to Maher Terminals recognized in the fourth quarter 2008.

Business Combinations finalized in 2007

In 2007, the Group finalized several acquisitions that were accounted for as business combinations. Of these transactions, the acquisitions of Berliner Bank AG & Co. KG, MortgageIT Holdings, Inc. and Abbey Life Assurance Company Limited were individually significant and are, therefore, presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.

Berliner Bank AG & Co. KG

Effective January 1, 2007, the Group completed the acquisition of Berliner Bank AG & Co. KG ("Berliner Bank") which expands the Group's market share in the retail banking sector of the German capital. The cost of the acquisition consisted of a cash consideration of € 645 million and € 1 million of cost directly attributable to the acquisition.

From the purchase price, € 508 million was allocated to goodwill, € 45 million were allocated to other intangible assets, and € 93 million reflected net tangible assets. Berliner Bank is included in PBC. The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	190	–	190
Interest-earning demand deposits with banks	808	–	808
Interest-earning time deposits with banks	1,945	–	1,945
Loans	2,443	(28)	2,415
Goodwill	–	508	508
Other intangible assets	–	45	45
All remaining assets	18	2	20
Total assets	**5,404**	**527**	**5,931**
Liabilities:			
Deposits	5,107	–	5,107
All remaining liabilities	133	45	178
Total liabilities	**5,240**	**45**	**5,285**
Net assets	164	482	646
Total liabilities and equity	**5,404**	**527**	**5,931**

Post-acquisition net revenues and net profits after tax related to Berliner Bank in 2007 amounted to € 251 million and € 35 million, respectively.

Mortgage IT Holdings, Inc.

On January 2, 2007, the Group completed the acquisition of 100 % of MortgageIT Holdings, Inc. ("MortgageIT") for a total cash consideration of € 326 million. The purchase price was allocated to goodwill of € 149 million and net tangible assets of € 177 million. MortgageIT, a residential mortgage real estate investment trust (REIT) in the U.S., is included in CB&S.

The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	29	–	29
Financial assets at fair value through profit or loss	5,854	(5)	5,849
Goodwill	9	140	149
All remaining assets	160	(7)	153
Total assets	**6,052**	**128**	**6,180**
Liabilities:			
Financial liabilities at fair value through profit or loss	3,390	–	3,390
Other liabilities	2,349	10	2,359
All remaining liabilities	95	10	105
Total liabilities	**5,834**	**20**	**5,854**
Net assets	218	108	326
Total liabilities and equity	**6,052**	**128**	**6,180**

Following the acquisition in 2007, MortgageIT recorded net negative revenues and net losses after tax of € 38 million and € 212 million, respectively.

Abbey Life Assurance Company Limited

On October 1, 2007, the Group completed the acquisition of 100 % of Abbey Life Assurance Company Limited ("Abbey Life") for a cash consideration of € 1,412 million and € 12 million of costs directly related to the acquisition. The allocation of the purchase price resulted in net tangible assets of € 512 million and other intangible assets of € 912 million. These identified intangible assets represent the present value of the future cash flows of the long-term insurance and investment contracts acquired in a business combination (the Value of Business Acquired ("VOBA")). Abbey Life is a UK life assurance company which closed to new business in 2000. The company comprises primarily unit-linked life and pension policies and annuities and is included in CB&S. The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Interest-earning demand deposits with banks	232	–	232
Financial assets at fair value through profit or loss	14,145	–	14,145
Financial assets available for sale	2,261	–	2,261
Other intangible assets	–	912	912
All remaining assets	1,317	(1)	1,316
Total assets	**17,955**	**911**	**18,866**
Liabilities:			
Financial liabilities at fair value through profit or loss	10,387	–	10,387
Provisions - Insurance policies and reserves	6,339	–	6,339
All remaining liabilities	246	318	564
Total liabilities	**16,972**	**318**	**17,290**
Net assets[1]	983	593	1,576
Total liabilities and equity	**17,955**	**911**	**18,866**

1 Includes minority interest of € 152 million.

Following the acquisition and in finalizing the purchase accounting in 2008, net assets acquired were reduced against the VOBA for € 5 million, resulting in revised net tangible assets of € 507 million and VOBA of € 917 million. Post-acquisition net revenues and net profits after tax related to Abbey Life in 2007 amounted to € 53 million and € 26 million, respectively.

Other Business Combinations finalized in 2007

Other business combinations, not being individually material, which were finalized in 2007, are presented in the aggregate. These transactions involved the acquisition of majority interests ranging between 51 % and 100 % for a total consideration of € 107 million, including € 1 million of costs directly related to these acquisitions.

Their impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	3	77	80
Goodwill	3	5	8
Other intangible assets	8	–	8
All remaining assets	91	50	141
Total assets	**105**	**132**	**237**
Total liabilities	**87**	**13**	**100**
Net assets	18	119	137
Total liabilities and equity	**105**	**132**	**237**

The effect of these acquisitions on net revenues and net profit or loss of the Group in 2007 was € 2 million and € 1 million, respectively.

Potential Profit or Loss Impact of Business Combinations finalized in 2007

If the business combinations described above which were finalized in 2007, had all been effective as of January 1, 2007, the effect on the Group's net revenues and net profit or loss after tax in 2007 would have been € 426 million and € (74) million, respectively.

Business Combinations finalized in 2006

In 2006, the Group completed several acquisitions that were accounted for as business combinations. The acquisition of United Financial Group, norisbank and Tilney Group Limited were individually significant and are therefore presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.

United Financial Group

On February 27, 2006, the Group completed the acquisition of the remaining 60 % stake of United Financial Group ("UFG"), following the purchase of a 40 % stake in UFG earlier in 2004. The transaction strengthens the Group's position as one of the leading investment banks in Russia. The cost of the acquisition for the 60 % stake consisted of a cash payment of € 189 million and € 2 million of cost directly attributable to the acquisition. An additional € 82 million of the consideration was paid in escrow and deferred until the contingency was settled in 2008. The purchase price was allocated as goodwill of € 122 million, other intangible assets of € 13 million and net tangible assets of € 138 million. UFG is included in CB&S.

As of the acquisition date, the impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	368	33	401
Financial assets at fair value through profit or loss	745	–	745
Goodwill	–	166	166
Other intangible assets	–	13	13
All remaining assets	1,227	(1)	1,226
Total assets	**2,340**	**211**	**2,551**
Liabilities:			
Financial liabilities at fair value through profit or loss	728	–	728
All remaining liabilities	1,360	–	1,360
Total liabilities	**2,088**	**–**	**2,088**
Net assets	252	211	463
Total liabilities and equity	**2,340**	**211**	**2,551**

Post-acquisition net revenues and net profits after tax related to UFG in 2006 amounted to € 171 million and € 95 million, respectively.

norisbank

On November 2, 2006, the Group completed the acquisition of norisbank's (part of DZ Bank Group) branch network business as well as the "norisbank" brand name. The acquisition, which is reinforcing the Group's strong position in the German consumer finance market, took place by acquiring the assets and liabilities in form of an immediate merger of the acquired entity with the acquirer, which consequently was renamed to norisbank. The cost of the acquisition consisted of a cash consideration of € 414 million and € 1 million of cost directly attributable to the acquisition. The purchase price, which depended on a price-adjustment mechanism to be determined in 2008, was allocated as goodwill of € 230 million, other intangible assets of € 80 million and net tangible assets of € 105 million. norisbank is included in PBC.

The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value of the acquirer	Acquired assets and liabilities at fair value	Fair value
Assets:			
Cash and due from banks	28	–	28
Interest-earning demand deposits with banks	402	(89)	313
Loans	–	1,641	1,641
Goodwill	–	230	230
Other intangible assets	4	80	84
All remaining assets	3	4	7
Total assets	**437**	**1,866**	**2,303**
Liabilities:			
Deposits	–	1,417	1,417
All remaining liabilities	–	449	449
Total liabilities	**–**	**1,866**	**1,866**
Net assets	437	–	437
Total liabilities and equity	**437**	**1,866**	**2,303**

Following the acquisition, the total consideration, including directly attributable costs, finally changed to € 417 million due to price adjustments and further acquisition cost. The revised purchase price allocation resulted in goodwill of € 222 million, other intangible assets of € 82 million and net tangible assets of € 113 million. Post-acquisition net revenues and net losses after tax related to norisbank in 2006 amounted to € 30 million and € 5 million, respectively.

Tilney Group Limited

The Group closed the acquisition of 100 % of the UK wealth manager Tilney Group Limited ("Tilney") on December 14, 2006, as part of a strategic move to strengthen its presence in the UK private wealth management market. The cost of the acquisition consisted of cash paid of € 317 million, € 11 million in loan notes issued, and € 5 million of cost directly attributable to the acquisition. An additional € 46 million of the consideration was deferred, subject to the acquired entities' performance exceeding certain targets over the subsequent three years. The purchase price was allocated as goodwill of € 419 million, other intangible assets of € 97 million and net liabilities of € 137 million. Tilney is included in PWM.

As of the acquisition date, the impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	47	–	47
Goodwill	163	256	419
Other intangible assets	–	97	97
All remaining assets	36	2	38
Total assets	**246**	**355**	**601**
Liabilities:			
Long-term debt	143	8	151
All remaining liabilities	46	25	71
Total liabilities	**189**	**33**	**222**
Net assets	57	322	379
Total liabilities and equity	**246**	**355**	**601**

Following the acquisition and up until December 31, 2007, an adjustment to the consideration led to a repayment of less than € 1 million, resulting in a corresponding adjustment to goodwill. Post-acquisition net revenues and net losses after tax related to Tilney in 2006 amounted to € 3 million and less than € 1 million, respectively.

Other Business Combinations finalized in 2006

Other business combinations, not being individually material, which were finalized in 2006, are shown in the aggregate. These transactions involved the acquisition of majority interests ranging between 60 % and 100 % for a total consideration of € 168 million, including € 1 million of costs directly attributable to these acquisitions. Their impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	63	–	63
Interest-earning demand deposits with banks	1	–	1
Goodwill	33	5	38
Other intangible assets	–	8	8
All remaining assets	378	–	378
Total assets	**475**	**13**	**488**
Total liabilities	**288**	**8**	**296**
Net assets	187	5	192
Total liabilities and equity	**475**	**13**	**488**

The effect on net revenues and net profit or loss of the Group in 2006 amounted to € 58 million and € 47 million, respectively.

Potential Profit or Loss Impact of Business Combinations finalized in 2006

If the business combinations which were finalized in 2006 had all been effective as of January 1, 2006, the effect on the Group's net revenues and net profit or loss for 2006 would have been € 396 million and € 85 million, respectively.

Dispositions

During 2008, 2007 and 2006, the Group finalized several dispositions of subsidiaries/businesses. For a list and further detail about these dispositions, please see Note [2]. The total cash consideration received for these dispositions in 2008, 2007 and 2006 was € 182 million, € 375 million and € 544 million, respectively. The table below includes the assets and liabilities that were included in these disposals.

in € m.	2008	2007	2006
Cash and cash equivalents	66	52	107
All remaining assets	4,079	885	2,810
Total assets disposed	**4,145**	**937**	**2,917**
Total liabilities disposed	**3,490**	**463**	**1,958**

[35] Derivatives

Derivative Financial Instruments and Hedging Activities

Derivative contracts used by the Group include swaps, futures, forwards, options and other similar types of contracts. In the normal course of business, the Group enters into a variety of derivative transactions for both trading and risk management purposes. The Group's objectives in using derivative instruments are to meet customers' risk management needs, to manage the Group's exposure to risks and to generate revenues through proprietary trading activities.

In accordance with the Group's accounting policy relating to derivatives and hedge accounting as described in Note [1], all derivatives are carried at fair value in the balance sheet regardless of whether they are held for trading or non-trading purposes.

Derivatives held for Trading Purposes

Sales and Trading

The majority of the Group's derivatives transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading includes market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants, enabling revenue to be generated based on spreads and volume. Positioning means managing risk positions in the expectation of benefiting from favorable movements in prices, rates or indices. Arbitrage involves identifying and profiting from price differentials between markets and products.

Risk Management

The Group uses derivatives in order to reduce its exposure to credit and market risks as part of its asset and liability management. This is achieved by entering into derivatives that hedge specific portfolios of fixed rate financial instruments and forecast transactions as well as strategic hedging against overall balance sheet exposures. The Group actively manages interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as to changes in the characteristics and mix of the related assets and liabilities.

Derivatives qualifying for Hedge Accounting

The Group applies hedge accounting if derivatives meet the specific criteria described in Note [1].

Fair Value Hedging

The Group undertakes fair value hedging, using primarily interest rate swaps and options, in order to protect itself against movements in the fair value of fixed-rate financial instruments due to movements in market interest rates.

The following table presents the value of derivatives held as fair value hedges.

in € m.	Assets 2008	Liabilities 2008	Assets 2007	Liabilities 2007
Derivatives held as fair value hedges	8,441	3,142	2,323	961

For the years ended December 31, 2008 and 2007, a gain of € 4.1 billion and € 147 million, respectively, were recognized on the hedging instruments. For the same periods the loss on the hedged items, which were attributable to the hedged risk, was € 3.8 billion and € 213 million, respectively.

Cash Flow Hedging

The Group undertakes cash flow hedging, using equity futures, interest rate swaps and foreign exchange forwards, in order to protect itself against exposures to variability in equity indices, interest rates and exchange rates.

The table below summarizes the value of derivatives held as cash flow hedges.

in € m.	Assets 2008	Liabilities 2008	Assets 2007	Liabilities 2007
Derivatives held as cash flow hedges	12	355	14	–

A schedule indicating the periods when hedged cash flows are expected to occur and when they are expected to affect the income statement is as follows.

in € m.	Within one year	1–3 years	3–5 years	Over five years
As of December 31, 2008				
Cash inflows from assets	120	96	84	138
Cash outflows from liabilities	(71)	(38)	(49)	(304)
Net cash flows	49	58	35	(166)
As of December 31, 2007				
Cash inflows from assets	56	163	80	129
Cash outflows from liabilities	(2)	(57)	(5)	(3)
Net cash flows	54	106	75	126

Of these expected future cash flows, most will arise in relation to the Group's two largest cash flow hedging programs.

First, Maher Terminals LLC, a fully consolidated subsidiary, utilizes a term borrowings program to fund its infrastructure asset portfolio. Future interest payments under the program are exposed to changes in wholesale variable interest rates. To hedge this volatility in highly probable future interest cash flows, and align its funding costs with the nature of its revenue profile, Maher Terminals LLC has transacted a series of term pay fixed interest rate swaps.

Second, under the terms of unit-linked contracts written by Abbey Life Assurance Company Limited, policyholders are charged an annual management fee expressed as a percentage of assets under management. In order to protect against volatility in the highly probable forecasted cash flow stream arising from the management fees, the Group has entered into three month rolling FTSE futures. Other cash flow hedging programs use interest rate swaps and FX forwards as hedging instruments.

For the years ended December 31, 2008 and December 31, 2007, balances of € (342) million and € (79) million, respectively, were reported in equity related to cash flow hedging programs. Of these, € (56) million and € (67) million, respectively, related to terminated programs. These amounts will be released to the income statement as appropriate.

For the years ended December 31, 2008 and December 31, 2007, losses of € 265 million and € 19 million, respectively, were recognized in equity in respect of effective cash flow hedging.

For the years ended December 31, 2008 and December 31, 2007, losses of € 2 million and € 13 million, respectively, were removed from equity and included in the income statement.

For the years ended December 31, 2008 and December 31, 2007, a gain of € 27 million and a loss of € 3 million, respectively, were recognized due to hedge ineffectiveness.

As of December 31, 2008 the longest term cash flow hedge matures in 2027.

Net Investment Hedging

Using foreign exchange forwards and swaps, the Group undertakes hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent.

The following table presents the value of derivatives held as net investment hedges.

in € m.	Assets 2008	Liabilities 2008	Assets 2007	Liabilities 2007
Derivatives held as net investment hedges	1,081	1,220	146	109

For the years ended December 31, 2008 and December 31, 2007 losses of € 151 million and € 72 million, respectively, were recognized due to hedge ineffectiveness.

[36] Regulatory Capital

Capital Management

Treasury manages the Group's capital at Group level and locally in each region. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on the Group's profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.

Treasury implements the Group's capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. The Group is committed to maintain its sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital and economic capital. In October 2008, the Group's target for the Tier 1 capital ratio was revised upwards to approximately 10 % from an 8-9 % target range at the beginning of the year.

The allocation of capital, determination of the Group's funding plan and other resource issues are framed by the Capital and Risk Committee.

Regional capital plans covering the capital needs of the Group's branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of the Group's subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of the Group's subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing the Group's capital and liquidity, the Group takes such legal and regulatory requirements into account.

The 2007 Annual General Meeting granted to the Group's management the authority to repurchase up to 52.6 million shares from the market before October 31, 2008. Based on this authorization the share buy-back program 2007/08 was launched in May 2007 and completed in May 2008 when a new authority was granted.

During this period 7.2 million shares were repurchased (6.33 million in 2007 and 0.82 million in 2008), thereof 4.1 million shares or 57 % were repurchased through the end of June 2007. With the start of the crisis in July 2007, the share buy-back volume was significantly reduced and only 3.1 million shares were repurchased between July 2007 and May 2008.

The 2008 Annual General Meeting granted to the Group's management the authority to buy back up to 53.1 million shares before the end of October 2009. As of year end 2008 no shares have been repurchased under this authorization.

In September 2008, the Group issued 40 million new registered shares without par value to institutional investors in an offering conducted as an accelerated book-build. The placement price was € 55 per share. The aggregate gross proceeds amounted to € 2.2 billion. The purpose of the capital increase was to generate the Tier 1 capital requirement for the acquisition of a minority stake in Deutsche Postbank AG from Deutsche Post AG.

Capital management sold 16.3 million of the Group's treasury shares (approximately 2.9 % of the Group's share capital) in open-market transactions from October to November 2008.

The Group issued U.S.$ 2.0 billion of hybrid Tier 1 capital and U.S.$ 800 million and € 200 million of contingent capital for the year ended December 31, 2007. In 2008, the Group issued € 1.0 billion and U.S.$ 3.2 billion of contingent capital. These contingent capital instruments issued in 2008 are Upper Tier 2 subordinated notes that can be converted into hybrid Tier 1 capital at the Group's sole discretion. In 2008, the Group converted € 1.0 billion and U.S.$ 4.0 billion of contingent capital into hybrid Tier 1 capital leaving only the € 200 million issued in 2007 in its original form. Total outstanding hybrid Tier 1 capital (all noncumulative trust preferred securities) as of December 31, 2008, amounted to € 9.6 billion compared to € 5.6 billion as of December 31, 2007.

Capital Adequacy

Beginning in 2008, Deutsche Bank calculated and published consolidated capital ratios pursuant to the Banking Act and the Solvency regulation ("Solvabilitätsverordnung"), which adopted the revised capital framework of the Basel Committee from 2004 ("Basel II") into German law. Until the end of 2007, Deutsche Bank published consolidated capital ratios based on the Basel I framework.

A bank's total regulatory capital, also referred to as "Own Funds", is divided into three tiers: Tier 1, Tier 2 and Tier 3 capital, and the sum of Tier 1 and Tier 2 capital is also referred to as "Regulatory Banking Capital".

- Tier 1 capital consists primarily of share capital (excluding cumulative preference shares), additional paid-in capital, retained earnings and hybrid capital components such as noncumulative trust preferred securities, less goodwill and other intangible assets and other deduction items such as common shares in Treasury.
- Tier 2 capital consists primarily of cumulative preference shares, cumulative trust preferred securities and long-term subordinated debt, as well as partially unrealized gains on listed securities and the amount by which value adjustments and provisions for exposures to central governments, institutions and corporates and retail exposures as measured under the bank's internal rating based approach ("IRBA") exceeds the expected loss of such exposures. Certain items must be deducted from Tier 1 and Tier 2 capital. Primarily these include capital components the Group has provided to other financial institutions or enterprises which are not consolidated, but where the Group holds more than 10 % of the capital, the amount by which the expected loss for exposures to central governments, institutions and corporates and retail exposures as measured under the bank's IRBA model exceeds the value adjustments and provisions for such exposures, the expected losses for certain equity exposures, securitization positions to which the Solvency Regulation assigns a risk-classification multiplier of 1,250 % and which have not been taken into account when calculating the risk-weighted position for securitizations and the value of securities delivered to a counterparty plus any replacement cost to the extent the required payment by the counterparty has not been made within five business days after delivery and the transaction has been allocated to the bank's trading book.
- Tier 3 capital consists mainly of certain short-term subordinated liabilities and it may only cover market risk. Banks may also use Tier 1 and Tier 2 capital that is in excess of the minimum required to cover credit risk and operational risk in order to cover market risk.

The amount of subordinated debt that may be included as Tier 2 capital is limited to 50 % of Tier 1 capital. Total Tier 2 capital is limited to 100 % of Tier 1 capital. Tier 3 capital is limited to 250 % of the Tier 1 capital not required to cover counterparty risk. The minimum total capital ratio (Tier 1 + Tier 2 + Tier 3) is 8 % of the risk position. The minimum Tier 1 capital ratio is 4 % of the credit risk and operational risk positions and 2.29 % of the market risk position. The minimum Tier 1 capital ratio for the total risk position therefore depends on the weighted-average of the credit risk and operational risk and the market risk position.

The Tier 1 capital ratio is the principal measure of capital adequacy for internationally active banks. The ratio as defined under the Basel II framework compares a bank's regulatory Tier 1 capital with its credit risks, market risks and operational risks (which the Group refers to collectively as the "risk position"). In the calculation of the risk position the Group uses BaFin approved internal models for all three risk types. More than 90 % of the Group's exposure relating to asset and off-balance sheet credit risks is measured using internal rating models under the so-called advanced internal rating based approach ("advanced IRBA"). The Group's market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group's internal models. These models were approved by the BaFin for use in determining the Group's market risk equivalent component of its risk position.

The introduction of Basel II had a negative impact on regulatory capital mainly due to the aforementioned deduction items from Tier 1 and Tier 2 capital. The Other Inherent Loss Allowance is no longer a separate regulatory capital component under Basel II as provisions are now taken into account in the calculation of the deduction items. Following the application of the advanced IRBA approach the Group's credit risk position decreased, which outweighed the introduction of operational risk as a new risk class.

The following two tables present a summary of the Group's regulatory capital and risk position. Amounts presented for 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 ("Basel II") as adopted into German law by the German Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"). The amounts presented for 2007 are based on the Basel I framework and thus calculated on a non-comparative basis.

in € m. (unless stated otherwise)	Dec 31, 2008 Basel II	Dec 31, 2007 Basel I
Credit risk	247,611	314,845
Market risk[1]	23,496	13,973
Operational risk	36,625	N/A
Total risk position	**307,732**	**328,818**
Tier 1 capital	31,094	28,320
Tier 2 capital	6,302	9,729
Available Tier 3 capital	–	–
Total regulatory capital	**37,396**	**38,049**
Tier 1 capital ratio	10.1 %	8.6 %
Total capital ratio	12.2 %	11.6 %
Average Active Book Equity	**32,079**	**30,093**

N/A – not applicable.
1 A multiple of the Group's value-at-risk, calculated with a probability level of 99 % and a ten-day holding period.

The Group's total capital ratio was 12.2 % on December 31, 2008, significantly higher than the 8 % minimum required.

The Group's Tier 1 capital was € 31.1 billion on December 31, 2008 and € 28.3 billion on December 31, 2007. The Tier 1 capital ratio was 10.1 % as of December 31, 2008 (exceeding the Group's target ratio of 10 %) and 8.6 % as of December 31, 2007 (within the Group's then target range of 8-9 %).

The Group's Tier 2 capital was € 6.3 billion on December 31, 2008, and € 9.7 billion on December 31, 2007, amounting to 20 % and 34 % of Tier 1 capital, respectively.

The German Banking Act and Solvency Regulation rules require the Group to cover its market risk as of December 31, 2008, with € 1,880 million of total regulatory capital (Tier 1 + 2 + 3) compared to € 1,118 million as of December 31, 2007. The Group met this requirement entirely with Tier 1 and Tier 2 capital that is not required for the minimum coverage of credit and operational risk.

The following are the components of Tier 1 and Tier 2 capital for the Group of companies consolidated for regulatory purposes as of December 31, 2008, and December 31, 2007.

in € m.	Dec 31, 2008 Basel II	Dec 31, 2007[1] Basel I
Tier 1 capital:		
Common shares	1,461	1,358
Additional paid-in capital	14,961	15,808
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	16,724	17,717
Noncumulative trust preferred securities	9,622	5,602
Items to be fully deducted from Tier 1 capital[2] (inter alia goodwill and intangible assets)	(10,125)	(12,165)
Items to be partly deducted from Tier 1 capital[3]	(1,549)	N/A
Total Tier 1 capital	**31,094**	**28,320**
Tier 2 capital:		
Unrealized gains on listed securities[2] (45 % eligible)	–	1,472
Other inherent loss allowance	N/A	358
Cumulative preferred securities	300	841
Qualified subordinated liabilities	7,551	7,058
Items to be partly deducted from Tier 2 capital[3]	(1,549)	N/A
Total Tier 2 capital	**6,302**	**9,729**

N/A – Not applicable

1 Comparative figures for 2007 are unadjusted for the retrospective changes described in Note [1]. Including these total regulatory capital would have increased by € 849 million.

2 Net unrealized gains and losses on listed securities as to be determined for regulatory purposes were negative at the end of 2008 € (108) million and were fully deducted from Tier 1 capital.

3 Pursuant to German Banking Act section 10 (6) and section 10 (6a) in conjunction with German Banking Act section 10a.

Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period the German Banking Act allows the partial inclusion of certain goodwill components in Tier 1 capital pursuant to German Banking Act section 64h (3). While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.

As of December 31, 2008, the transitional item amounted to € 971 million. In the Group's reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk position shown above were increased by this amount. Correspondingly, the Group's reported Tier 1 and total capital ratios including this item were 10.4 % and 12.4 %, respectively, on December 31, 2008.

The group of companies consolidated for banking regulatory purposes includes all subsidiaries as defined in the German Banking Act that are classified as banks, financial services institutions, investment management firms, financial enterprises or ancillary services enterprises. It does not include insurance companies or companies outside the finance sector.

For financial conglomerates, however, insurance companies are included in the capital adequacy calculation. The Group has been designated as a financial conglomerate following the acquisition of Abbey Life Assurance Company Limited in October 2007. The Group's solvency margin as a financial conglomerate remains dominated by its banking activities.

Failure to meet minimum capital requirements can result in orders and discretionary actions by the BaFin and other regulators that, if undertaken, could have a direct material effect on the Group's businesses. The Group complied with the regulatory capital adequacy requirements in 2008.

[37] Risk Disclosures

The Group has a dedicated and integrated legal, risk & capital function that is independent of the group divisions. The Group manages risk and capital through a framework of principles, organizational structures, as well as measurement and monitoring processes that are closely aligned with the activities of the group divisions. The Group's Management Board provides overall risk and capital management supervision for the consolidated Group. Within the Management Board, the Chief Risk Officer is responsible for the Group's credit, market, liquidity, operational, business, legal and reputational risk management as well as capital management activities. The Group's Supervisory Board regularly monitors the risk and capital profile.

Credit Risk

Credit risk arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, borrower or obligor (which the Group refers to collectively as "counterparties").

The Group distinguishes among three kinds of credit risk:

- Default risk is the risk that counterparties fail to meet contractual payment obligations.
- Country risk is the risk that the Group may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country risk includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to nonresidents due to direct sovereign intervention.
- Settlement risk is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.

The Group manages credit risk in a coordinated manner at all relevant levels within the organization. This also holds true for complex products which the Group typically manages within a framework established for trading exposures. The following principles underpin the Group's approach to credit risk management:

- In all group divisions consistent standards are applied in the respective credit decision processes.
- The approval of credit limits for counterparties and the management of the Group's individual credit exposures must fit within the Group's portfolio guidelines and credit strategies.
- Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.
- The Group assigns credit approval authorities to individuals according to their qualifications, experience and training, and the Group reviews these periodically.

— The Group measures and consolidates all credit exposures to each obligor on a global consolidated basis that applies across the consolidated Group. The Group defines an "obligor" as a group of individual borrowers that are linked to one another by any of a number of criteria the Group has established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit extended by the Group.

Credit Risk Ratings

A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with a counterparty. The Group's risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures the Group applies to the ongoing exposure.

The Group has its own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of its counterparties. The Group's granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in the Group's portfolio, enables the Group to compare its internal ratings with common market practice and ensures comparability between different sub-portfolios of the Group. Several default ratings therein enable the Group to incorporate the potential recovery rate of defaulted exposure.

The Group generally rates all its credit exposures individually. When the Group assigns its internal risk ratings, the Group compares them with external risk ratings assigned to the Group's counterparties by the major international rating agencies, where possible.

Credit Limits

Credit limits set forth maximum credit exposures the Group is willing to assume over specified periods. They relate to products, conditions of the exposure and other factors.

Monitoring Default Risk

The Group monitors all credit exposures on a continuing basis using several risk management tools. The Group also has procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss. The Group aims to identify counterparties that, on the basis of the application of the Group's risk management tools, demonstrate the likelihood of problems, well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of the Group's credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where the Group has identified counterparties where problems might arise, the respective exposure is placed on a watchlist.

Maximum Exposure to Credit Risk

The following table presents the Group's maximum exposure to credit risk without taking account of any collateral held or other credit enhancements that do not qualify for offset in the Group's financial statements.

in € m.[1]	Dec 31, 2008	Dec 31, 2007
Due from banks	9,826	7,457
Interest-earning deposits with banks	64,739	21,615
Central bank funds sold and securities purchased under resale agreements	9,267	13,597
Securities borrowed	35,022	55,961
Financial assets at fair value through profit or loss[2]	1,579,648	1,247,165
Financial assets available for sale[2]	19,194	32,850
Loans	271,219	200,597
Other assets subject to credit risk	78,957	84,761
Financial guarantees and other credit related contingent liabilities[3]	48,815	49,905
Irrevocable lending commitments and other credit related commitments[3]	104,077	128,511
Maximum exposure to credit risk	**2,220,764**	**1,842,419**

1 All amounts at carrying value unless otherwise indicated.
2 Excludes equities and other equity interests.
3 Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.

Collateral held as Security

The Group regularly agrees on collateral to be received from customers in its contracts subject to credit risk. The Group regularly agrees on collateral to be received from borrowers in its lending contracts. Collateral is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. While collateral can be an alternative source of repayment, it does not mitigate or compensate for questionable reputation of a borrower or structure.

The Group segregates collateral received into the following two types:

- Financial collateral, which substitutes the borrower's ability to fulfill its obligation under the legal contract and as such is provided by third parties. Letters of Credit, insurance contracts, received guarantees and risk participations typically fall into this category.
- Physical collateral, which enables the Group to recover all or part of the outstanding exposure by liquidating the collateral asset provided, in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity, bonds), inventory, equipment (plant, machinery, aircraft) and real estate typically fall into this category.

Additionally, the Group actively manages the credit risk of the Group's loans and lending-related commitments. A specialized unit in the Group, the Loan Exposure Management Group, focuses on the following two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:

— To reduce single-name and industry credit risk concentrations within the credit portfolio, and
— To manage credit exposures actively by utilizing techniques such as loan sales, securitization via collateralized loan obligations, default insurance coverage as well as single-name and portfolio credit default swaps.

To manage better the Group's derivatives-related credit risk, the Group enters into collateral arrangements that generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call.

Concentrations of Credit Risk

Significant concentrations of credit risk exist if the Group has material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions. A concentration of credit risk may also exist at an individual counterparty level.

In order to monitor and manage credit risks, the Group uses a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties, countries, products and other factors set the maximum credit exposures that the Group intends to incur.

The Group's largest concentrations of credit risk with loans are in Western Europe and North America, with a significant share in households. The concentration in Western Europe is principally in the Group's home market Germany, which includes most of the mortgage lending business. Within OTC derivatives business the Group's largest concentrations are also in Western Europe and North America, with a significant share in banks and insurance mainly within the investment-grade rating band.

Credit Quality of Assets

The following table breaks down several of the Group's main corporate credit exposure categories, according to the creditworthiness of the Group's counterparties. To reduce the Group's derivatives-related credit risk, the Group regularly seeks the execution of master agreements (such as the International Swaps and Derivatives Association's master agreements for derivatives) with the Group's clients. A master agreement allows the netting of obligations arising under all of the derivatives transactions that the agreement covers upon the counterparty's default, resulting in a single net claim against the counterparty (called "close-out netting"). For parts of the Group's derivatives business, the Group also enters into payment netting agreements under which the Group sets off amounts payable on the same day in the same currency and in respect to all transactions covered by these agreements, reducing the Group's principal risk.

For the OTC derivative credit exposure in the following table, the Group has applied netting only when the Group believes it is legally enforceable for the relevant jurisdiction and counterparty.

Corporate credit exposure credit risk profile by creditworthiness category	Loans[1]		Irrevocable lending commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
AAA–AA	40,749	22,765	20,373	28,969	5,926	7,467	65,598	39,168	132,646	98,370
A	29,752	30,064	30,338	31,087	11,976	15,052	22,231	13,230	94,297	89,432
BBB	53,360	30,839	26,510	35,051	15,375	13,380	15,762	8,008	111,007	87,277
BB	44,132	26,590	19,657	25,316	10,239	9,146	13,009	7,945	87,037	68,996
B	10,458	6,628	5,276	7,431	4,412	4,252	3,898	2,370	24,044	20,681
CCC and below	8,268	3,342	1,923	657	887	609	3,092	1,281	14,170	5,889
Total	**186,719**	**120,228**	**104,077**	**128,511**	**48,815**	**49,905**	**123,590**	**72,002**	**463,201**	**370,646**

1 Includes impaired loans mainly in category CCC and below amounting to € 2.3 billion as of December 31, 2008, and € 1.5 billion as of December 31, 2007.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 2.8 billion as of December 31, 2008 and € 2.7 billion as of December 31, 2007.
3 Includes the effect of master agreement netting and cash collateral received where applicable.

The following table presents the Group's total consumer credit exposure.

	Total exposure	
in € m.	Dec 31, 2008	Dec 31, 2007
Consumer credit exposure Germany:	57,139	56,504
Consumer and small business financing	15,047	14,489
Mortgage lending	42,092	42,015
Consumer credit exposure outside Germany	27,361	23,864
Total consumer credit exposure[1]	**84,500**	**80,368**

1 Includes impaired loans amounting to € 1.4 billion as of December 31, 2008, and € 1.1 billion as of December 31, 2007.

The following table presents an overview of nonimpaired Troubled Debt Restructurings representing the Group's renegotiated loans that would otherwise be past due or impaired.

in € m.	Dec 31, 2008	Dec 31, 2007
Troubled debt restructurings not impaired	80	43

The following table breaks down the nonimpaired past due loan exposure carried at amortized cost according to its past due status.

in € m.	Dec 31, 2008	Dec 31, 2007
Loans less than 30 days past due	8,345	8,644
Loans 30 or more but less than 60 days past due	1,308	1,511
Loans 60 or more but less than 90 days past due	939	502
Loans 90 days or more past due	407	333
Total loans past due but not impaired	**10,999**	**10,990**

The following table presents the aggregated value of collateral – with fair values capped at transactional outstandings – held by the Group against its loans past due but not impaired.

in € m.	Dec 31, 2008	Dec 31, 2007
Financial collateral	987	915
Physical collateral	3,222	3,724
Total capped fair value of collateral held for loans past due but not impaired	**4,209**	**4,639**

Impaired Loans

Under IFRS, the Group considers loans to be impaired when it recognizes objective evidence that an impairment loss has been incurred. While the Group assesses the impairment for its corporate credit exposure individually, it considers smaller-balance, standardized homogeneous loans to be impaired once the credit contract with the customer has been terminated.

The following table presents the breakdown of the Group's impaired loans based on the country of domicile of borrowers.

in € m.	Dec 31, 2008	Dec 31, 2007
Individually evaluated impaired loans:		
German	750	957
Non-German	1,532	559
Total individually evaluated impaired loans	**2,282**	**1,516**
Collectively evaluated impaired loans:		
German	824	817
Non-German	576	312
Total collectively evaluated impaired loans	**1,400**	**1,129**
Total impaired loans	**3,682**	**2,645**

The following table presents the aggregated value of collateral the Group held against impaired loans, with fair values capped at transactional outstandings.

in € m.	Dec 31, 2008	Dec 31, 2007
Financial collateral	18	26
Physical collateral	1,175	874
Total capped fair value of collateral held for impaired loans	**1,193**	**899**

The following table presents the aggregated value of collateral the Group obtained on the balance sheet during the reporting period by taking possession of collateral held as security or by calling upon other credit enhancements.

in € m.	2008	2007
Commercial real estate	799	–
Residential real estate	170	137
Other	1,837	723
Total collateral obtained during the reporting period	**2,806**	**860**

Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally the Group does not occupy obtained properties for its business use.

The commercial real estate collateral obtained in 2008 related to one individual borrower where the bank has executed foreclosure by taking possession.

The residential real estate collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under SIC-12 and IAS 27. The year-end amounts in relation to collateral obtained for these trusts were € 127 million and € 396 million, for December 31, 2008 and December 31, 2007 respectively.

The bulk of other collateral obtained relates to reverse repo transactions in which the Group obtained debt securities as collateral and has subsequently sold off the majority of collateral as of year-end.

Settlement Risk

The Group's trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.

For many types of transactions, the Group mitigates settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.

Where no such settlement system exists, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, the Group may seek to mitigate its settlement risk through the execution of bilateral payment netting agreements. The Group is also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from its credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. The Group does not aggregate settlement risk limits with other credit exposures for credit approval purposes, but takes the aggregate exposure into account when considering whether a given settlement risk would be acceptable.

Government Assistance

In the course of its business, the Group regularly applies for and receives government support by means of Export Credit Agency ("ECA") guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and, to a lesser extent, developed markets for Structured Trade & Export Finance business. Almost all export-oriented states have established such ECAs to support its domestic exporters. The ECAs act in the name and on behalf of the government of their respective country but are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees granted for mid-term and long-term financings are quite comparable due to the fact that most of the ECAs act within the scope of the Organisation for Economic Co-operation and Development ("OECD") consensus rules. The OECD consensus rules, an intergovernmental agreement of the OECD member states, define benchmarks to ensure that a fair competition between different exporting nations will take place. The majority of such ECA guarantees received by the Group were issued by the Euler-Hermes Kreditversicherungs AG acting on behalf of the Federal Republic of Germany.

In certain financings, the Group also receives government guarantees from national and international governmental institutions as collateral to support financings in the interest of the respective governments.

Market Risk

Substantially all of the Group's businesses are subject to the risk that market prices and rates will move and result in profits or losses for the Group. The Group distinguishes among four types of market risk:

- Interest rate risk;
- Equity price risk;
- Foreign exchange risk; and
- Commodity price risk.

The interest rate and equity price risks consist of two components each. General risk describes value changes due to general market movements, while the specific risk has issuer-related causes (including credit spread risk).

The Group assumes market risk in both its trading and its nontrading activities. The Group assumes risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

Market Risk Management Framework

The Group uses a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits.

The Group's Management Board, supported by Market Risk Management, which is part of the independent legal, risk & capital function, sets a Group-wide value-at-risk limit for the market risks in the trading book. Market Risk Management sub-allocates this overall limit to the group divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.

In addition to the Group's main market risk value-at-risk limits, the Group also operates stress testing, economic capital and sensitivity limits. The Group governs the default risk of single corporate issuers in the trading book through a specific limit structure managed by the Traded Credit Products unit. It also uses market value and default exposure position limits for selected business units.

The Group's value-at-risk disclosure for the trading businesses is based on an own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved the internal value-at-risk model for calculating the regulatory market risk capital for general and specific market risks. Since then the model has been periodically refined and approval has been maintained. The Group continuously analyzes potential weaknesses of its value-at-risk model using statistical techniques such as backtesting but also relies on risk management expert opinion. Improvements are implemented to those parts of the value-at-risk model that relate to the areas where losses have been experienced in the recent past.

The Group's value-at-risk disclosure is intended to ensure consistency of market risk reporting for internal risk management, for external disclosure and for regulatory purposes. The overall value-at-risk limit for the Corporate and Investment Bank Group Division started 2008 at € 105 million and was amended on several occasions throughout the year to € 155 million at the end of 2008 (with a 99 % confidence level, as described below, and a one-day holding period). For consolidated Group trading positions the overall value-at-risk limit was € 110 million at the start of 2008 and was amended on several occasions throughout the year to € 160 million at the end of 2008 (with a 99 % confidence level and a one-day holding period). The increase in limits was needed to accommodate the impact of the observed market data on the Group's value-at-risk calculation.

The Group's market risk reporting process operates independently from the risk-taking activities. The market risk data and Profit and Loss information used in the value-at-risk calculation and the associated back-testing reviews are provided by the Finance Division to the Market Risk Operations unit, which is in charge of market risk reporting.

Assessment of Market Risk in Trading Portfolios

The value-at-risk approach derives a quantitative measure for trading book market risks under normal market conditions, estimating the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. The value-at-risk measure enables the Group to apply a constant and uniform measure across all trading businesses and products. It also facilitates comparisons of the Group's market risk estimates both over time and against the daily trading results.

The Group calculates value-at-risk for both internal and regulatory reporting using a 99 % confidence level. For internal reporting, the Group uses a holding period of one day. For regulatory reporting, the holding period is ten days.

The Group's value-at-risk model is designed to take into account the following risk factors: Interest rates (including credit spreads), equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. The Group calculates value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution.

To determine the aggregated value-at-risk, the Group uses historically observed correlations between the different general market risk factors. However, when aggregating general and specific market risks, it is assumed that there is a correlation close to zero between the two categories. Within the general market risk category, the Group uses historically observed correlations. Within the specific risk category, zero or historically observed correlations are used for selected risks.

Limitations of Proprietary Risk Models

The Group is committed to the ongoing development of its proprietary risk models and will make further significant enhancements with the goal to better reflect risk issues highlighted during the 2008 crisis. It allocates substantial resources to reviewing and improving them.

The Group's stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and the fact that not all downside scenarios can be predicted and simulated. While the risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for the Group's market risk positions to lose more value than even the economic capital estimates. The Group also continuously assesses and refines the stress tests in an effort to ensure they capture material risks as well as reflect possible extreme market moves.

The Group's value-at-risk analyses should also be viewed in the context of the limitations of the methodology used and are therefore not maximum amounts that the Group can lose on its market risk positions. In particular, many of these limitations manifested themselves in 2008 which resulted in the high number of outliers discussed below. The limitations of the value-at-risk methodology include the following:

- The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
- The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.
- The correlation assumptions used may not hold true, particularly during market events that are extreme in nature.
- The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging of positions in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.
- The use of a 99 % confidence level does not take into account, nor makes any statement about, any losses that might occur beyond this level of confidence.
- The Group calculates value-at-risk at the close of business on each trading day. The Group does not subject intra-day exposures to intra-day value-at-risk calculations.
- Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in the value-at-risk model may only be exact for small changes in market parameters.

The Group acknowledges the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

Market Risk of Trading Portfolios

The following table shows the value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of the Group's Corporate and Investment Bank Group Division. Trading market risk outside of these units is immaterial. "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Trading portfolios		Value-at-Risk
in € m.	Dec 31, 2008	Dec 31, 2007
Interest rate risk	129.9	90.8
Equity price risk	34.5	49.5
Foreign exchange risk	38.0	11.3
Commodity price risk	13.5	8.7
Diversification effect	(84.5)	(59.7)
Total	**131.4**	**100.6**

The increase in the value-at-risk observed in 2008 was mainly driven by an increase in the market volatility and by refinements to the value-at-risk measurement in 2008.

Market Risk of Nontrading Portfolios

There is nontrading market risk held and managed in the Group. Nontrading market risk arises primarily from fund activities, principal investments, including private equity investments.

The Capital and Risk Committee supervises the Group's nontrading asset activities. It has responsibility for the alignment of the Group-wide risk appetite, capitalization requirements and funding needs based on Group-wide, divisional and sub-divisional business strategies. Its responsibilities also include regular reviews of the exposures within the nontrading asset portfolio and associated stress test results, performance reviews of acquisitions and investments, allocating risk limits to the business divisions within the framework established by the Management Board and approval of policies in relation to nontrading asset activities. The policies and procedures are ratified by the Risk Executive Committee. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.

The Investment & Asset Risk Management team was restructured during the course of 2008 and is now called the Principal Investments team. It was integrated into the Credit Risk Management function, is specialized in risk-related aspects of the Group's nontrading alternative asset activities and performs monthly reviews of the risk profile of the nontrading alternative asset portfolios, including carrying values, economic capital estimates, limit usages, performance and pipeline activity.

During 2008, the Group formed a dedicated Asset Risk Management unit, combining existing teams and professionals. This allowed the Group to leverage upon already existing knowledge and resulted in a higher degree of specialization and insight into the risks related to the asset and fund management business. Noteworthy risks in this area arise, for example, from performance and/or principal guarantees and reputational risk related to managing client funds.

Assessment of Market Risk in Nontrading Portfolios

Due to the nature of these positions and the lack of transparency of some of the pricing, the Group does not use value-at-risk to assess the market risk in nontrading portfolios. Rather the Group assesses the risk through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically-observed market moves and the liquidity of each asset class. This assessment forms the basis of the economic capital estimates which enable the Group to actively monitor and manage the nontrading market risk.

The vast majority of the interest rate and foreign exchange risks arising from nontrading asset and liability positions has been transferred through internal hedges to the Global Markets Business Division within the Corporate and Investment Bank Group Division, and is thus managed on the basis of value-at-risk, as reflected in trading value-at-risk numbers. For the remaining risks that have not been transferred through those hedges, in general foreign exchange risk is mitigated through match funding the investment in the same currency and only residual risk remains in the portfolios. Also, for these residual positions there is modest interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment.

The following table presents the economic capital usages separately for the Group's nontrading portfolios.

Major Industrial Holdings, Other Corporate Investments and Alternative Assets	Economic capital usage	
in € bn.	Dec 31, 2008	Dec 31, 2007
Major industrial holdings	0.4	0.1
Other corporate investments	1.5	0.7
Alternative assets	1.3	0.9
Total	3.2	1.7

The economic capital usage for these nontrading asset portfolios totaled € 3.2 billion at year-end 2008, which is € 1.5 billion, or 89 %, above the economic capital usage at year-end 2007. This reflects a significant decrease in the capital buffer as a result of a reduction in market value across all portfolios. From year-end 2008, the Group's existing economic capital process has been expanded to incorporate commitments made to Deutsche Asset Management fund investors, which contributed a total of € 400 million in additional economic capital reported under other corporate investments.

- Major Industrial Holdings. The Group's economic capital usage was € 439 million at December 31, 2008.
- Other Corporate Investments. The Group's economic capital usage of € 1.5 billion for other corporate investments at year-end 2008 was mainly driven by an increase of economic capital allocated to a strategic investment in the PBC business division, mutual fund investments and the new economic capital treatment for investor commitments referred to above.
- Alternative Assets. The Group's alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds,

bridge capital to leveraged buy-out funds and private equity led transactions. The increase in the economic capital usage was largely due to the Group's Asset Management business division's interest in an infrastructure asset and the larger size of the private equity portfolio in the Global Markets business division. The alternative assets portfolio has some concentration in infrastructure and real estate assets. Recent market conditions have limited the opportunities to sell down the portfolio. The Group's intention remains to do so, provided suitable conditions allow it.

The Group's total economic capital figures do not currently take into account diversification benefits between the asset categories.

Liquidity Risk

Liquidity risk management safeguards the ability of the bank to meet all payment obligations when they come due. Treasury is responsible for the management of liquidity risk. The liquidity risk management framework is designed to identify, measure and manage the liquidity risk position. The underlying policies are reviewed and approved regularly by the board member responsible for Treasury. In order to ensure adequate liquidity and a healthy funding profile for the Group, Treasury uses various internal tools and systems which are designed and tailored to support the Group's specific management needs:

The Group's liquidity risk management approach starts at the intraday level (operational liquidity), managing the daily payments queue, forecasting cash flows and factoring in the Group's access to Central Banks. The reporting system tracks cash flows on a daily basis over an 18-month horizon. This system allows management to assess the Group's short-term liquidity position in each location, region and globally on a by-currency, by-product and by-division basis. The system captures all cash flows from transactions on the balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. The Group models products that have no specific contractual maturities using statistical methods to capture the behavior of their cash flows. Liquidity outflow limits (Maximum Cash Outflow Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis to safeguard the Group's access to liquidity.

The Group's approach then moves to tactical liquidity risk management, dealing with access to unsecured funding sources and the liquidity characteristics of the Group's asset inventory (asset liquidity). Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which the Group takes from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Capital and Risk Committee approves limits to protect the Group's access to unsecured funding at attractive levels. The asset liquidity component tracks the volume and booking location within the consolidated inventory of unencumbered, liquid assets which the Group can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of securities. As a first step, the Group segregates illiquid and liquid securities in each inventory. Subsequently the Group assigns liquidity values to different classes of liquid securities.

The strategic liquidity perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) on the Group's balance sheet and the Group's issuance strategy. The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The Funding Matrix is a key input parameter for the Group's annual capital market issuance plan, which, upon approval by the Capital and Risk Committee, establishes issuing targets for securities by tenor, volume and instrument.

The framework is completed by employing stress testing and scenario analysis to evaluate the impact of sudden stress events on the Group's liquidity position. The scenarios have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch and the September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events. Also incorporated are new liquidity risk drivers revealed by the financial markets crisis: prolonged term money-market freeze, collateral repudiation, nonfungibility of currencies and stranded syndications. The hypothetical events encompass internal shocks, such as operational risk events and ratings downgrades, as well as external shocks, such as systemic market risk events, emerging market crises and event shocks. Under each of these scenarios the Group assumes that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. The Group then models the steps it would take to counterbalance the resulting net shortfall in funding. Action steps would include switching from unsecured to secured funding, selling assets and adjusting the price the Group would pay on liabilities.

Maturity Analysis of Financial Liabilities

The following table presents a maturity analysis of the earliest contractual undiscounted cash flows for financial liabilities as of December 31, 2008, and 2007.

Dec 31, 2008 in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	34,211	–	–	–	–
Interest bearing deposits	143,417	143,309	39,367	20,917	14,332
Trading liabilities[1]	1,249,785	–	–	–	–
Financial liabilities designated at fair value through profit or loss	52,323	33,751	8,494	7,909	9,180
Investment contract liabilities[2]	504	438	164	985	3,886
Negative market values from derivative financial instruments qualifying for hedge accounting[1]	4,362	–	–	–	–
Central bank funds purchased	9,669	17,440	–	–	–
Securities sold under repurchase agreements	871	36,899	19,602	–	2,636
Securities loaned	2,155	1,047	3	7	3
Other short-term borrowings	24,732	13,372	815	–	–
Long-term debt	9,799	4,455	15,096	68,337	35,685
Trust preferred securities	–	–	983	4,088	4,658
Other financial liabilities	124,768	6,954	864	108	49
Off-balance sheet loan commitments	69,516	–	–	–	–
Financial guarantees	22,505	–	–	–	–
Total[3]	**1,748,617**	**257,665**	**85,388**	**102,351**	**70,429**

1 Trading liabilities and derivatives balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading and derivatives balances are shown within on demand which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [40] for more detail on these contracts.

3 The balances in the Note will not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote. Interest cash flows have been excluded from the table.

Dec 31, 2007 in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	30,187	–	–	–	–
Interest bearing deposits	143,787	206,046	38,067	22,538	17,290
Trading liabilities[1]	619,491	–	–	–	–
Financial liabilities designated at fair value through profit or loss	78,648	127,122	34,001	9,628	30,480
Investment contract liabilities[2]	–	638	285	1,687	7,186
Negative market values from derivative financial instruments qualifying for hedge accounting[1]	2,315	–	–	–	–
Central bank funds purchased	6,130	16,200	–	–	–
Securities sold under repurchase agreements	43,204	93,119	18,815	452	821
Securities loaned	9,132	266	7	160	–
Other short-term borrowings	2,876	50,025	478	–	–
Long-term debt	4,221	1,759	19,911	70,189	30,879
Trust preferred securities	–	–	–	4,526	1,819
Other financial liabilities	139,711	5,739	495	22	49
Off-balance sheet loan commitments	94,190	–	–	–	–
Financial guarantees	22,444	–	–	–	–
Total[3]	**1,196,336**	**500,914**	**112,059**	**109,202**	**88,524**

1 Trading liabilities and derivatives balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading and derivatives balances are shown within on demand which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [40] for more detail on these contracts.

3 The balances in the Note will not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote. Interest cash flows have been excluded from the table.

Insurance Risk

The Group's exposure to insurance risk increased upon its 2007 acquisition of Abbey Life Assurance Company Limited and its 2006 acquisition of a stake in Paternoster Limited, a regulated insurance company. The Group's insurance activities are characterized as follows.

— Annuity products – These are subject to mortality or morbidity risk over a period that extends beyond the premium collection period, with fixed and guaranteed contractual terms.
— Universal life products – These are long duration contracts which provide either death or annuity benefits, with terms that are not fixed and guaranteed.
— Investment contracts – These do not contain any insurance risk.

The Group is primarily exposed to the following insurance-related risks:

- Mortality and morbidity risks – the risks of a higher or lower than the expected number of death claims on assurance products and of an occurrence of one or more large claims, and the risk of a higher or lower than expected number of disability claims, respectively. The Group aims to mitigate these risks by the use of reinsurance and the application of discretionary charges. The Group investigates rates of mortality and morbidity annually.
- Longevity risk – the risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products. The Group monitors this risk carefully against the latest external industry data and emerging trends.
- Expenses risk – the risk that policies cost more or less to administer than expected. The Group monitors these expenses by an analysis of the Group's actual expenses relative to the budget. The Group investigates reasons for any significant divergence from expectations and takes remedial action. The Group reduces the expense risk by having in place (until 2010 with the option of renewal for two more years) an outsourcing agreement which covers the administration of the policies.
- Persistency risk – the risk of a higher or lower than expected percentage of lapsed policies. The Group assesses persistency rates annually by reference to appropriate risk factors.

The Group monitors the actual claims and persistency against the assumptions used and refines the assumptions for the future assessment of liabilities. Actual experience may vary from estimates, the more so as projections are made further into the future. Liabilities are evaluated at least annually.

To the extent that actual experience is less favorable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of capital required in the insurance entities may be affected.

The profitability of the non unit-linked long-term insurance businesses within the Group depends to a significant extent on the value of claims paid in the future relative to the assets accumulated to the date of claim. Typically, over the lifetime of a contract, premiums and investment returns exceed claim costs in the early years and it is necessary to set aside these amounts to meet future obligations. The amount of such future obligations is assessed on actuarial principles by reference to assumptions about the development of financial and insurance risks.

For unit-linked investment contracts, profitability is based on the charges taken being sufficient to meet expenses and profit. The premium and charges are assessed on actuarial principles by reference to assumptions about the development of financial and insurance risks.

As stated above, reinsurance is used as a mechanism to reduce risk. The Group's strategy is to continue to utilize reinsurance as appropriate.

[38] Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group's related parties include

- key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,
- subsidiaries, joint ventures and associates, and
- post-employment benefit plans for the benefit of Deutsche Bank employees.

The Group has several business relationships with related parties. Transactions with such parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. These transactions also did not involve more than the normal risk of collectibility or present other unfavorable features.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and of the Supervisory Board to constitute key management personnel for purposes of IAS 24.

The following table presents the compensation expense of key management personnel.

in € m.	2008	2007	2006
Short-term employee benefits	9	30	27
Post-employment benefits	3	4	4
Other long-term benefits	–	–	–
Termination benefits	–	–	8
Share-based payment	8	8	9
Total	**20**	**42**	**48**

Among the Group's transactions with key management personnel as of December 31, 2008 were loans and commitments of € 4 million and deposits of € 23 million. In addition the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Transactions with Subsidiaries, Joint Ventures and Associates

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures also qualify as related party transactions and are disclosed as follows.

Loans

in € m.	2008	2007
Loans outstanding, beginning of year	**2,081**	**622**
Loans issued during the year	1,623	1,790
Loan repayment during the year	514	161
Changes in the group of consolidated companies[1]	(2,200)	(2)
Exchange rate changes/other	(156)	(168)
Loans outstanding, end of year[2]	**834**	**2,081**
Other credit risk related transactions:		
Provision for loan losses	4	–
Guarantees and commitments[3]	95	233

1 Four entities that were accounted for using the equity method were fully consolidated for the first time in 2008. Therefore loans made to these investments were eliminated on consolidation.
2 Included in this amount are loans past due of € 7 million and € 3 million as of December 31, 2008 and 2007, respectively. For the above loans the Group held collateral of € 361 million and € 616 million as of December 31, 2008 and as of December 31, 2007, respectively. Loans included also € 143 million and € 24 million loans with joint ventures as of December 31, 2008 and 2007, respectively.
3 The guarantees above include financial and performance guarantees, standby letters of credit, indemnity agreements and irrevocable lending-related commitments.

Deposits

in € m.	2008	2007
Deposits outstanding, beginning of year	**962**	**855**
Deposits received during the year	955	294
Deposits repaid during the year	685	89
Changes in the group of consolidated companies[1]	(693)	(43)
Exchange rate changes/other	(293)	(55)
Deposits outstanding, end of year[2]	**246**	**962**

1 One entity that was accounted for using the equity method was fully consolidated in 2008. Therefore deposits received from this investment were eliminated on consolidation.
2 The deposits are unsecured. Deposits include also € 18 million and € 3 million deposits from joint ventures as of December 31, 2008 and as of December 31, 2007, respectively.

Other Transactions

In addition, the Group had trading assets with associated companies of € 390 million as of December 31, 2008. As of December 31, 2007, trading positions with associated companies were € 67 million. Other transactions with related parties also reflected the following:

Xchanging etb GmbH: The Group holds a stake of 44 % in Xchanging etb GmbH and accounts for it under the equity method. Xchanging etb GmbH is the holding company of Xchanging Transaction Bank GmbH ("XTB"). Two of the four executive directors of Xchanging etb GmbH and one member of the supervisory board of XTB are employees of the Group. The Group's arrangements reached with Xchanging in 2004 include a 12-year outsourcing agreement with XTB for security settlement services and are aimed at reducing costs without compromising service quality. In 2008 and 2007, the Group received services from XTB with volume of € 94 million and € 95 million, respectively.

In 2008 and 2007, the Group provided supply services (e.g., IT and real estate-related services) with volumes of € 26 million and € 28 million, respectively, to XTB.

Mutual Funds: The Group offers clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds.

For all funds the Group determines a projected yield based on current money market rates. However, no guarantee or assurance is given that these yields will actually be achieved. Though the Group is not contractually obliged to support these funds, it made a decision, in a number of cases in which actual yields were lower than originally projected (although still above any guaranteed thresholds), to support the funds' target yields by injecting cash of € 49 million in 2007 and € 207 million in 2008. This action was on a discretionary basis, and was taken to protect the Group's market position. Initially such support was seen as temporary action. However, when the Group continued to make cash injections through the second quarter of 2008, it concluded that it could not preclude future discretionary cash injections being made to support the yield and reassessed the consolidation requirement. The Group concluded that the majority of the risk lies with it and that it was appropriate to consolidate eight funds effective June 30, 2008.

During 2008, one of these funds (provided with a guarantee) was liquidated; there was no additional income statement impact to the Group other than the cash injected at liquidation, which is included in the amount detailed above.

Transactions with Pension Plans

Under IFRS, certain post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group's pension funds may hold or trade Deutsche Bank shares or securities. A summary of transactions with related party pension plans follows.

in € m.	2008	2007
Deutsche Bank securities held in plan assets:		
Equity shares	–	–
Bonds	–	9
Other securities	4	21
Total	**4**	**30**
Property occupied by/other assets used by Deutsche Bank	–	–
Derivatives: Market value for which DB (or subsidiary) is a counterparty	335	(98)
Derivatives: Notional amount for which DB (or subsidiary) is a counterparty	9,172	4,441
Fees paid from Fund to any Deutsche Bank asset manager(s)	23	22

[39] Information on Subsidiaries

Deutsche Bank AG is the direct or indirect holding company for the Group's subsidiaries.

Significant Subsidiaries

The following table presents the significant subsidiaries Deutsche Bank AG owns, directly or indirectly.

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Trust Company Americas[2]	New York, United States
Deutsche Bank Securities Inc.[3]	Delaware, United States
Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[4]	Frankfurt am Main, Germany
DB Capital Markets (Deutschland) GmbH[5]	Frankfurt am Main, Germany
DWS Investment GmbH[6]	Frankfurt am Main, Germany

1 This company is a holding company for most of the Group's subsidiaries in the United States.
2 This company is a subsidiary of Taunus Corporation. Deutsche Bank Trust Company Americas is a New York State-chartered bank which originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.
3 This company is a subsidiary of Taunus Corporation. Deutsche Bank Securities Inc. is a U.S. SEC-registered broker dealer and a member of, and regulated by, the New York Stock Exchange. It is also regulated by the individual state securities authorities in the states in which it operates.
4 The company serves private individuals, affluent clients and small business clients with banking products.
5 This company is a German limited liability company and operates as a holding company for a number of European subsidiaries, mainly institutional and mutual fund management companies located in Germany, Luxembourg, France, Austria, Switzerland, Italy, Poland and Russia.
6 This company, in which DB Capital Markets (Deutschland) GmbH indirectly owns 100 % of the equity and voting interests, is a limited liability company that operates as a mutual fund manager.

The Group owns 100 % of the equity and voting rights in these significant subsidiaries. They prepare financial statements as of December 31 and are included in the Group's consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.

Subsidiaries may have restrictions on their ability to transfer funds, including payment of dividends and repayment of loans, to Deutsche Bank AG. Reasons for the restrictions include:

— Central bank restrictions relating to local exchange control laws
— Central bank capital adequacy requirements
— Local corporate laws, for example limitations regarding the transfer of funds to the parent when the respective entity has a loss carried forward not covered by retained earnings or other components of capital.

Subsidiaries where the Group owns 50 percent or less of the Voting Rights

The Group also consolidates certain subsidiaries although it owns 50 percent or less of the voting rights. Most of those subsidiaries are special purpose entities ("SPEs") that are sponsored by the Group for a variety of purposes.

In the normal course of business, the Group becomes involved with SPEs, primarily through the following types of transactions: asset securitizations, structured finance, commercial paper programs, mutual funds, commercial real estate leasing and closed-end funds. The Group's involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities.

Investees where the Group owns more than half of the Voting Rights

The Group owns directly or indirectly more than half of the voting rights of investees but does not have control over these investees when

— another investor has the power over more than half of the voting rights by virtue of an agreement with the Group, or
— another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement, or
— another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body, or when
— another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

The "List of Shareholdings 2008" is published as a separate document and deposited with the German Electronic Federal Gazette ("elektronischer Bundesanzeiger"). It is available in the Investor Relations section of Deutsche Bank's website (http://www.deutsche-bank.de/ir/en/content/reports.htm), but can also be ordered free of charge.

[40] Insurance and Investment Contracts

Liabilities arising from Insurance and Investment Contracts

			Dec 31, 2008			Dec 31, 2007
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	3,963	(1,407)	2,556	6,450	(119)	6,331
Investment contracts	5,977	–	5,977	9,796	–	9,796
Total	**9,940**	**(1,407)**	**8,533**	**16,246**	**(119)**	**16,127**

During the course of 2008, the Group entered into two reinsurance agreements, ceding a portion of the insurance risk in the annuity contract portfolio. The cost of these contracts was calculated using assumptions consistent with those used to value the underlying reinsured policies and resulted in the recognition of an immaterial loss in the Group's Income Statement.

Generally, amounts relating to reinsurance contracts are reported gross unless they have an immaterial impact to their respective balance sheet line items. In the table above, reinsurance amounts are shown gross.

Carrying Amount

The following table presents an analysis of the change in insurance and investment contracts liabilities.

		2008		2007
in € m.	Insurance contracts	Investment contracts	Insurance contracts	Investment contracts
Balance, beginning of year	**6,450**	**9,796**	**1,411**	–
Business classified as held for sale	–	–	(847)	–
Business acquired	–	–	6,339	10,387
New business	236	158	114	14
Claims paid	(405)	(618)	(340)	(214)
Other changes in existing business	(850)	(935)	111	168
Exchange rate changes	(1,468)	(2,424)	(338)	(559)
Balance, end of year	**3,963**	**5,977**	**6,450**	**9,796**

Included in Other changes in existing business for the investment contracts is € 935 million and € 122 million attributable to changes in the underlying assets' fair value for the years ended December 31, 2008 and December 31, 2007, respectively.

Key Assumptions in relation to Insurance Business

The liabilities will vary with movements in interest rates, which are applicable, in particular, to the cost of guaranteed benefits payable in the future, investment returns and the cost of life assurance and annuity benefits where future mortality is uncertain.

Assumptions are made related to all material factors affecting future cash flows, including future interest rates, mortality and costs. The assumptions to which the long term business amount is most sensitive are the interest rates used to discount the cash flows and the mortality assumptions, particularly those for annuities.

The assumptions are set out below:

Interest Rates

Interest rates are used that reflect a best estimate of future investment returns taking into account the nature and term of the assets used to support the liabilities. Suitable margins for default risk are allowed for in the assumed interest rate.

Mortality

Mortality rates are based on published tables, adjusted appropriately to take into account changes in the underlying population mortality since the table was published, company experience and forecast changes in future mortality. If appropriate, a margin is added to assurance mortality rates to allow for adverse future deviations. Annuitant mortality rates are adjusted to make allowance for future improvements in pensioner longevity. Improvements in annuitant mortality are based on a percentage of the medium cohort projection subject to a minimum of rate of improvement of 1.25 % per annum.

Costs

For non-linked contracts, allowance is made explicitly for future expected per policy costs.

Other Assumptions

The take-up rate of guaranteed annuity rate options on pension business is assumed as 60 % and 57 % for the years ended December 31, 2008 and December 31, 2007, respectively.

Key Assumptions impacting Value of Business Acquired (VOBA)

The opening VOBA arising on the purchase of Abbey Life Assurance Company Limited was determined by capitalizing the present value of the future cash flows of the business over the reported liability at the date of acquisition. If assumptions were required about future mortality, morbidity, persistency and expenses, they were determined on a best estimate basis taking into account the business's own experience. General economic assumptions were set considering the economic indicators at the date of acquisition.

The rate of VOBA amortization is determined by considering the profile of the business acquired and the expected depletion in future value. At the end of each accounting period, the remaining VOBA is tested against the future net profit expected related to the business that was in force at the date of acquisition. If there is insufficient net profit, the VOBA will be written down to its supportable value.

Key Changes in Assumptions

Upon acquisition of Abbey Life Assurance Company Limited in October 2007, liabilities for insurance contracts were recalculated from a UK GAAP to a U.S. GAAP best estimate basis in line with the provisions of IFRS 4. The non-economic assumptions set at that time have not been changed but the economic assumptions have been reviewed in line with changes in key economic indicators. For annuity contracts, the liability was valued using the locked-in basis determined at the date of acquisition.

Sensitivity Analysis (in respect of Insurance Contracts only)

The following table presents the sensitivity of the Group's profit before tax and equity to changes in some of the key assumptions used for insurance contract liability calculations. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

	Impact on profit before tax		Impact on equity	
in € m.	2008	2007	2008	2007
Variable:				
Mortality[1] (worsening by ten percent)	(12)	(16)	(12)	(16)
Renewal expense (ten percent increase)	(1)	(1)	(1)	(1)
Interest rate[2] (one percent increase) (2007: one percent decrease)	(6)	(115)	(142)	88

1 The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.
2 In 2007 the impact of a decrease was shown as it had the more adverse effect.

For certain insurance contracts, the underlying valuation basis contains a Provision for Adverse Deviations ("PADs"). For these contracts, under U.S. GAAP, any worsening of expected future experience would not change the level of reserves held until all the PADs have been eroded while any improvement in experience would not result in an increase to these reserves. Therefore, in the sensitivity analysis, if the variable change represents a worsening of experience, the impact shown represents the excess of the best estimate liability over the PADs held at the balance sheet date. As a result, the figures disclosed in this table should not be used to imply the impact of a different level of change, and it should not be assumed that the impact would be the same if the change occurred at a different point in time.

[41] Current and Non-Current Assets and Liabilities

The following tables present an analysis of each asset and liability line item by contractual maturity as of December 31, 2008 and December 31, 2007.

Asset items as of December 31, 2008, follow.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2008
Cash and due from banks	9,826	–	9,826
Interest-earning deposits with banks	63,900	839	64,739
Central bank funds sold and securities purchased under resale agreements	8,671	596	9,267
Securities borrowed	35,016	6	35,022
Financial assets at fair value through profit or loss	1,598,362	25,449	1,623,811
Financial assets available for sale	7,586	17,249	24,835
Equity method investments	–	2,242	2,242
Loans	103,436	165,845	269,281
Property and equipment	–	3,712	3,712
Goodwill and other intangible assets	–	9,877	9,877
Other assets	135,408	2,421	137,829
Assets for current tax	3,217	295	3,512
Total assets before deferred tax assets	**1,965,422**	**228,531**	**2,193,953**
Deferred tax assets			8,470
Total assets			**2,202,423**

Liability items as of December 31, 2008, follow.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2008
Deposits	360,298	35,255	395,553
Central bank funds purchased and securities sold under repurchase agreements	84,481	2,636	87,117
Securities loaned	3,206	10	3,216
Financial liabilities at fair value through profit or loss	1,308,128	25,637	1,333,765
Other short-term borrowings	39,115	–	39,115
Other liabilities	157,750	2,848	160,598
Provisions	1,418	–	1,418
Liabilities for current tax	1,086	1,268	2,354
Long-term debt	22,225	111,631	133,856
Trust preferred securities	983	8,746	9,729
Obligation to purchase common shares	4	–	4
Total liabilities before deferred tax liabilities	**1,978,694**	**188,031**	**2,166,725**
Deferred tax liabilities			3,784
Total liabilities			**2,170,509**

Asset items as of December 31, 2007 follow.

in € m.	Amounts recovered or settled within one year	Amounts recovered or settled after one year	Total Dec 31, 2007
Cash and due from banks	8,632	–	8,632
Interest-earning deposits with banks	21,156	459	21,615
Central bank funds sold and securities purchased under resale agreements	12,193	1,404	13,597
Securities borrowed	55,548	413	55,961
Financial assets at fair value through profit or loss	1,345,564	32,447	1,378,011
Financial assets available for sale	6,168	36,126	42,294
Equity method investments	–	3,366	3,366
Loans	73,826	125,066	198,892
Property and equipment	–	2,409	2,409
Goodwill and other intangible assets	–	9,383	9,383
Other assets	180,489	3,149	183,638
Assets for current tax	2,014	414	2,428
Total assets before deferred tax assets	**1,705,590**	**214,636**	**1,920,226**
Deferred tax assets			4,777
Total assets			**1,925,003**

Liability items as of December 31, 2007 follow.

in € m.	Amounts recovered or settled within one year	Amounts recovered or settled after one year	Total Dec 31, 2007
Deposits	417,994	39,952	457,946
Central bank funds purchased and securities sold under repurchase agreements	177,468	1,273	178,741
Securities loaned	9,405	160	9,565
Financial liabilities at fair value through profit or loss	818,436	51,649	870,085
Other short-term borrowings	53,410	–	53,410
Other liabilities	168,135	3,309	171,444
Provisions	1,295	–	1,295
Liabilities for current tax	2,460	1,761	4,221
Long-term debt	23,255	103,448	126,703
Trust preferred securities	–	6,345	6,345
Obligation to purchase common shares	871	2,682	3,553
Total liabilities before deferred tax liabilities	**1,672,729**	**210,579**	**1,883,308**
Deferred tax liabilities			2,380
Total liabilities			**1,885,688**

[42] Supplementary Information to the Consolidated Financial Statements according to Section 315a HGB

As required by Section 315a German Commercial Code ("HGB"), the consolidated financial statements prepared in accordance with IFRS must provide additional disclosures which are given below.

Staff Costs

in € m.	2008	2007
Staff costs:		
Wages and salaries	8,060	11,298
Social security costs	1,546	1,824
thereof: those relating to pensions	510	478
Total	**9,606**	**13,122**

Staff

The average number of effective staff employed in 2008 was 79,931 (2007: 75,047) of whom 33,837 (2007: 31,898) were women. Part-time staff is included in these figures proportionately. An average of 51,993 (2007: 47,540) staff members worked outside Germany.

Management Board and Supervisory Board Remuneration

The total compensation of the Management Board was € 4,476,684 and € 33,182,395 for the years ended December 31, 2008 and 2007, respectively, thereof for the 2007 financial year € 28,832,085 for variable components.

Former members of the Management Board of Deutsche Bank AG or their surviving dependents received € 19,741,906 and € 33,479,343 for the years ended December 31, 2008 and 2007, respectively.

The Supervisory Board received in addition to a fixed payment (including meeting fees) of € 2,478,500 and € 2,366,000 (excluding value-added tax), variable emoluments totaling € 0 and € 3,656,084 for the years ended December 31, 2008 and 2007, respectively.

Provisions for pension obligations to former members of the Management Board and their surviving dependents totaled € 167,420,222 and € 176,061,752 at December 31, 2008 and 2007, respectively.

Loans and advances granted and contingent liabilities assumed for members of the Management Board amounted to € 2,641,142 and € 2,186,400 and for members of the Supervisory Board of Deutsche Bank AG to € 1,396,955 and € 1,713,528 for the years ended December 31, 2008 and 2007, respectively. Members of the Supervisory Board repaid € 0.1 million loans in 2008.

Other Publications

The "List of Shareholdings 2008" is published as a separate document and deposited with the German Electronic Federal Gazette ("elektronischer Bundesanzeiger"). It is available in the Investor Relations section of Deutsche Bank's website (http://www.deutsche-bank.de/ir/en/content/reports.htm).

Corporate Governance

Deutsche Bank AG and its only German listed consolidated subsidiary, Varta AG, have approved the Declaration of Conformity in accordance with section 161 of the German Corporation Act (AktG) and made it accessible to shareholders.

Principal Accounting Fees and Services

The table below gives a breakdown of the fees charged by our auditors for the 2008 and 2007 financial year.

Fee category in € m.	2008	2007
Audit fees	44	43
thereof to KPMG Germany	21	18
Audit-related fees	8	8
thereof to KPMG Germany	5	2
Tax fees	7	8
thereof to KPMG Germany	3	2
All other fees	–	–
thereof to KPMG Germany	–	–
Total fees	**59**	**59**

For further information please refer to our Corporate Governance Report.

[43] Events after the Balance Sheet Date

Postbank. On January 14, 2009, Deutsche Bank AG and Deutsche Post AG agreed on an amended transaction structure for Deutsche Bank's acquisition of Deutsche Postbank AG shares based on the purchase price agreed in September 2008. The contract comprises three tranches and closed on February 25, 2009. As a first step, Deutsche Bank AG acquired 50 million Postbank shares – corresponding to a stake of 22.9 % – in a capital increase of 50 million Deutsche Bank shares against a contribution in kind excluding subscription rights. Therefore, upon closing of the new structure the Group's Tier 1 capital consumption was reduced compared to the previous structure. The Deutsche Bank shares will be issued from authorized capital. As a result, Deutsche Post will acquire a shareholding of approximately 8 % in Deutsche Bank AG, over half of which it can dispose of from the end of April 2009, with the other half disposable from mid-June 2009. At closing, Deutsche Bank AG acquired mandatory exchangeable bonds issued by Deutsche Post. After three years, these bonds will be exchanged for 60 million Postbank shares, or a 27.4 % stake. Put and call options are in place for the remaining 26.4 million shares, equal to a 12.1 % stake in Deutsche Postbank. In addition, Deutsche Bank AG paid cash collateral of € 1.1 billion for the options which are exercisable between the 36th and 48th month after closing.

Cosmopolitan Resort and Casino. As disclosed in Note [19] Property and Equipment, in September 2008 the Group foreclosed on the Cosmopolitan Resort and Casino property and has continued to develop the project. The property is classified as investment property under construction in Premises and equipment, and had a carrying value of € 1.1 billion as at December 31, 2008.

In the first quarter of 2009, there was evidence of a significant deterioration of condominium, hotel and casino market conditions in Las Vegas. In light of this, the Group is currently considering various alternatives for the future development and execution of the Cosmopolitan Resort and Casino project. The recoverable value of the asset is dependent on developing market conditions and the course of action taken by the Group. As a result it is possible that an impairment to the carrying value may be required in 2009 which cannot be reliably quantified at this time.

Confirmations

03

Independent Auditors' Report

We have audited the consolidated financial statements prepared by the Deutsche Bank Aktiengesellschaft, comprising the balance sheet, the income statement, the statement of recognized income and expense, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1, 2008 to December 31, 2008. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to section 315a paragraph 1 HGB (German Commercial Code) are the responsibility of Deutsche Bank Aktiengesellschaft's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit. In addition we have been instructed to express an opinion as to whether the consolidated financial statements comply with full IFRS.

We conducted our audit of the consolidated financial statements in accordance with section 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany), and in supplementary compliance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to section 315a paragraph 1 HGB and full IFRS and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, March 11, 2009

KPMG AG
Wirtschaftsprüfungsgesellschaft

(formerly
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft)

Becker
Wirtschaftsprüfer

Bose
Wirtschaftsprüfer

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, March 5, 2009

Josef Ackermann

Hermann-Josef Lamberti

Hugo Bänziger

Stefan Krause

Report of the Supervisory Board

The financial crisis has presented great challenges to the global financial system. The insolvency of a large U.S. investment bank in September 2008 deeply affected the markets. Governments, central banks, supranational institutions and the financial industry itself have reacted with a series of measures to the crisis, however, the markets have still not fully recovered.

Deutsche Bank was also affected by this development. Unprecedented market conditions revealed weaknesses in some of the bank's businesses. For this reason, their strategic focus and structure were adjusted. Substantial steps were taken and are already showing initial results. Deutsche Bank's strategy as a leading investment bank with a strong private clients franchise has proven fundamentally sound during this difficult period. We would like to thank the Management Board and all our staff very much for their great personal dedication.

Last year, the Supervisory Board extensively discussed the bank's economic and financial development, its operating environment, risk position, planning and internal control systems. We held in-depth discussions with the Management Board on the bank's strategy and continued implementation of the measures on the management agenda. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, the bank's financial development and earnings situation, the bank's risk, liquidity and capital management as well as transactions and events that were of significant importance to the bank. We advised the Management Board and monitored its management of business. We were involved in decisions of fundamental importance. To be noted here is our participation in Deutsche Postbank AG, with which we intend to further strengthen our stable businesses. Between meetings, we were informed in writing of important matters. Resolutions were passed, when necessary between the meetings, by means of telephone conference or by circulation procedure. Important topics and upcoming decisions were also dealt with in regular discussions between the Chairman of the Supervisory Board and the Chairman of the Management Board. Several telephone conferences took place on the respectively current situation as well as two information events with the full Supervisory Board in September 2008 and January 2009 concerning the acquisition of the participation in Deutsche Postbank AG.

Meetings of the Supervisory Board

The Supervisory Board held seven meetings in the 2008 financial year. At the meetings, we were regularly informed of the most important risk positions and the development of the bank's business.

At the first meeting of the year on February 6, 2008, we discussed the development of business in 2007, the key figures of the Annual Financial Statements for 2007, a comparison of the plan-actual figures for 2007, the dividend proposal, the corporate planning for the years 2008 to 2010 and the structure of the Management Board's compensation system. Furthermore, following consultations, we approved the increase in our participation in Hua Xia Bank Company Ltd., China.

At the financial statements meeting on March 19, 2008, we approved the Annual Financial Statements for 2007, which were thus established. Furthermore, the Corporate Governance Report as well as the Compliance and Anti-Laundering Report were discussed, and the corporate planning for the years 2008 to 2010 was reexamined. The recommendations of the Nomination Committee on the succession planning for the shareholders' representatives on the Supervisory Board were discussed, and the resolution proposals for the Agenda of the General Meeting 2008 were approved. Based on the recommendation of the Chairman's Committee, Mr. Stefan Krause was appointed member of the Management Board with effect from April 1, 2008. We obtained extensive information on the Group's risk management. Changes in the composition of the Regional Advisory Boards and Advisory Councils in Germany were presented to us.

At the meeting the day before the General Meeting, we discussed the procedures for the General Meeting as well as the announced counterproposals. As necessary, resolutions were approved.

At the constitutive meeting of the Supervisory Board on May 29, 2008, directly following the General Meeting, Dr. Börsig was reelected Chairman of the Supervisory Board. Dr. Börsig thus also became Chairman of the Nomination, Chairman's, Risk and Mediation Committees as well as member of the Audit Committee. Ms. Ruck was elected Deputy Chairperson of the Supervisory Board and, as a result of this election, member of the Chairman's, Audit and Mediation Committees. Furthermore, Ms. Förster and Mr. Todenhöfer were elected members of the Chairman's Committee, Professor Kagermann and Sir Peter Job members of the Risk Committee and Ms. Labarge and Dr. Siegert deputy members of the Risk Committee. Also at this meeting, Dr. Eick was reelected Chairman and Sir Peter Job, Ms. Mark and Ms. Thieme were elected members of the Audit Committee.

At the meeting on July 30, 2008, Mr. Neske reported on the positioning and strategy of the Private and Business Clients Business Division, which he heads. In addition, the Management Board informed us of the status of the planned acquisition of some of the Dutch commercial banking activities of ABN AMRO and the significant aspects of the directors' and officers' liability insurance for the Supervisory Board members. Based on the supplements to the German Corporate Governance Code approved by the Government Commission in June 2008, amendments to the terms of reference for the Supervisory Board and for the Chairman's Committee were resolved, thus implementing all of the new recommendations of the Code.

At an extraordinary meeting on October 14, 2008, we were informed of the effects on the financial system from the insolvency of Lehman Brothers. The central banks' various strategic approaches as well as the different government rescue packages were discussed in detail, along with the developments in connection with Hypo Real Estate and their possible effects. Furthermore, the Management Board provided an up-to-date overview of the bank's most important risk exposures and their valuations as well as its liquidity position.

At the last meeting of the year on October 29, 2008, our discussions focused on an outlook for the fourth quarter and, in particular, on the bank's further strategic development as well as the corresponding targets and planned measures. The appointments to the Management Board of Dr. Bänziger and Mr. Lamberti were both extended by five years. In addition, the Chairman of the Audit Committee reported in detail on the Committee's work, its responsibilities and their handling. The Management Board informed us of the status of the acquisition of Deutsche Postbank AG, which the Supervisory Board had approved in September. Furthermore, we discussed the Deutsche Bank Human Resources Report on staff development and succession planning.

All members of the Supervisory Board participated in the Supervisory Board meetings with only few exceptions in the year 2008.

The Committees of the Supervisory Board

The Chairman's Committee met five times during the reporting period. In addition, two telephone conferences took place. Between the meetings, the Chairman of the Chairman's Committee spoke with the Committee members regularly about issues of major importance. The Committee examined, in particular, the determination of the variable compensation for the Management Board for the year 2007, the structure of the Management Board's compensation, including a review of regulations relating to pensions, the preparation of Management Board appointments, along with contract extensions, issues of succession planning and adjustments to the Management Board's Business Allocation Plan. In addition, it prepared resolutions for the Supervisory Board and discussed the results of the Supervisory Board's efficiency review. Where required, the Committee gave its approval to Management Board members for their ancillary activities or to accept directorships at other companies. Furthermore, it approved the Management Board resolutions relating to the process of structuring the bank's capital increase to finance the minority shareholding in Deutsche Postbank AG, which was carried out in September 2008. Finally, it handled the implementation of the new recommendations and suggestions of the German Corporate Governance Code.

At its six meetings and two telephone conferences, the Risk Committee discussed the bank's exposures subject to mandatory approval under German law and the Articles of Association as well as all major loans and loans entailing increased risks. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country, market and operational risks, the Committee also discussed legal and reputational risks. The Committee extensively discussed the bank's risk position along with the developments of the global financial crisis and their impacts, which had intensified further. This included the situation in proprietary trading, the development of the value-at-risk, the risk management measures taken in the most severely affected portfolios and the most important exposures in the financial institutions sector. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met six times in 2008. Representatives of the bank's auditor were also present at all of the meetings. Subjects covered were the audit of the Annual Financial Statements and Consolidated Financial Statements, which were approved, the quarterly financial statements, Forms 20-F and 6-K for the U.S. Securities and Exchange Commission (SEC), as well as the interim reports. The Committee dealt with the proposal for the election of the auditor for the 2008 financial year, issued the audit mandate, specified audit areas of focus, resolved on the auditor's remuneration and verified the auditor's independence in accordance with the German Corporate Governance Code and the rules of the U.S. Public Company Accounting Oversight Board (PCAOB). The Audit Committee is convinced that, as in the previous years, there are no conflicts of interest on the part of the bank's auditor. We extensively checked to what extent our internal control systems are in accordance with the requirements of the Sarbanes-Oxley Act. When necessary, resolutions were passed or recommended for the Supervisory Board's approval. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related tasks, on the work of Internal Audit, on issues relating to compliance as well as on legal and reputational risks. Internal Audit's plan for the year was noted with approval. The Audit Committee did not receive any complaints in connection with accounting, internal accounting controls and auditing matters. At the last meeting of the year, the Committee obtained information from the Management Board and the auditor on the audit areas of focus in planning for the Annual Financial Statements for 2008. This included, in particular, the current capital and leverage ratios, the development of core capital, credit and credit-related impairments, fair value accounting, assets for which no market price is currently available, the bank's approach to determining impairments and various tax issues.

The Nomination Committee met once in 2008. To prepare for this meeting, an external international consulting firm was engaged. In parallel, numerous individual discussions took place. At its meeting, the Committee discussed potential candidates on the basis of a defined profile of requirements and resolved to recommend that six previous members and three new candidates be proposed to the Supervisory Board for election by the General Meeting. Furthermore, as a result of Professor Dr. von Pierer's withdrawal from a renewed candidature, another candidate was recommended through circulation procedure.

Meetings of the Mediation Committee, established pursuant to the provisions of Germany's Co-Determination Act (MitbestG), were not necessary in 2008.

The committee chairmen reported regularly to the Supervisory Board on the work of the committees.

Corporate Governance

The implementation of the three new recommendations and suggestions of the German Corporate Governance Code was discussed at the meetings of the Supervisory Board and Chairman's Committee in July 2008. The Supervisory Board resolved to implement the new recommendations of the Code and amended the terms of reference for the Supervisory Board and Chairman's Committee accordingly.

At its meeting in March 2008, the Supervisory Board discussed the results of the latest review of its efficiency. A company-specific questionnaire had been drawn up for this and sent to all Supervisory Board members at the end of 2007. The Supervisory Board determined that the suggestions and measures which had been proposed during the preceding efficiency review had been effectively implemented and led to an increase in the efficiency of the work of the Supervisory Board. The review identified individual points for improvement.

The Supervisory Board determined that it has what it considers to be an adequate number of independent members. It also determined that all members of the Audit Committee are independent as such term is defined by the regulations of the Securities and Exchange Commission (SEC) issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Dr. Clemens Börsig and Dr. Karl-Gerhard Eick were determined to be financial experts in accordance with the rules of the Securities and Exchange Commission (SEC).

The Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2007, was reissued at the meeting of the Supervisory Board on October 29, 2008.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 29, 2008, can be found in the Financial Report 2008 on pages 291 ff. and on our internet website at www.deutsche-bank.com. The terms of reference for the Supervisory Board and its committees as well as for the Management Board are also published there.

Conflicts of Interest and Their Handling

The Risk Committee dealt with the loan approvals required pursuant to § 15 German Banking Act (KWG). Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken did not participate in the discussion and voting.

Dr. Börsig did not participate in the voting on three resolutions of the Supervisory Board on October 29, 2008, as they related to him personally. The resolutions were approved by the Supervisory Board – under the direction of Mr. Todenhöfer for these items.

Occasionally, there were latent conflicts of interest on the part of individual Supervisory Board members. During the reporting period, for example, Ms. Platscher, Ms. Förster and Ms. Ruck, representatives of the employees, were also members of the Supervisory Board of Deutsche Bank Privat- und Geschäftskunden AG, and Mr. Hartmann was, for a time, Chairman of the Supervisory Board of IKB Deutsche Industriebank AG. They did not participate in the discussions of the relevant topics, which took place in some cases in the committees they were not members of. Additional special measures to address these latent and only occasional conflicts of interest were not required.

Litigation

As in the preceding years, the Supervisory Board was regularly informed of important lawsuits and discussed further courses of action. This included the actions for rescission and to obtain information filed in connection with the General Meetings in 2003, 2004, 2005, 2006, 2007 and 2008 as well as Dr. Kirch's lawsuits against Deutsche Bank and Dr. Breuer. The General Meeting's election of shareholder representatives on May 29, 2008, was contested by several shareholders. A court decision is still pending.

The election of the shareholder representatives by the General Meeting on June 10, 2003, was confirmed, as in the lower courts, by Germany's Supreme Court, as the final court of appeal, on February 16, 2009.

Furthermore, we had reports concerning important lawsuits presented to the Supervisory Board on a regular basis and, in detail, to the Audit and Risk Committees.

Annual Financial Statements

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2008 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2008. The audits led in each case to an unqualified opinion. The Audit Committee examined the documents for the Annual Financial Statements and Consolidated Financial Statements along with the auditor's report and discussed these extensively with the auditor. The Chairman of the Audit Committee reported to us on this at today's meeting of the Supervisory Board. We agreed with the results of the audits after inspecting the auditors' reports as well as an extensive discussion and agreed to the recommendation of the Audit Committee and determined that, also based on the results of our inspections, there were no objections to be raised.

Today, we established the Annual Financial Statements prepared by the Management Board and approved the Consolidated Financial Statements. We agree to the Management Board's proposal for the appropriation of profits.

Personnel Issues

Mr. Di Iorio left the Management Board on September 30, 2008. His tasks and functional responsibilities were assumed by Mr. Krause, who had been appointed member of the Management Board with effect from April 1, 2008. Before joining Deutsche Bank, Mr. Krause had been a member of the Board of Management of BMW AG since May 2002, where he was Chief Financial Officer until September 2007 and subsequently held functional responsibility for Sales and Marketing. We thank Mr. Di Iorio for his successful work for Deutsche Bank over many years, his great dedication as a member of the Management Board and his consistently constructive cooperation with the Supervisory Board.

At today's meeting of the Supervisory Board, Michael Cohrs, Jürgen Fitschen, Anshu Jain and Rainer Neske were appointed members of the Management Board of Deutsche Bank AG for a period of three years with effect from April 1, 2009. Mr. Cohrs came to Deutsche Bank in 1995 and has been member of the Group Executive Committee since 2002. On the bank's Management Board, he will continue to have responsibility for Global Banking, the division he presently heads. Mr. Fitschen has been with Deutsche Bank since 1987, was already member of the Management Board from 2001 to the beginning of 2002 and has been a member of the Group Executive Committee since 2002. He is head of Regional Management. On the Management Board, he will continue to be responsible for Regional Management. Mr. Jain joined Deutsche Bank in 1995 and became head of Global Markets in 2001 as well as member of the Group Executive Committee in 2002. He will continue to be responsible for Global Markets as member of the Management Board. Mr. Neske came to Deutsche Bank in 1990 and in 2000 was appointed member of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. Since 2003 he has been member of the Group Executive Committee and Spokesman of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. On the Management Board of Deutsche Bank AG, he will be responsible for the Private and Business Clients Division.

With the exception of the mandate of Dr. Theo Siegert, who had already been elected for the period until the conclusion of the Ordinary General Meeting 2012, the term of office of the Supervisory Board members ended upon conclusion of the General Meeting on May 29, 2008. Ulrich Hartmann, Professor Dr. Heinrich von Pierer and Dr. Jürgen Weber, representatives of the shareholders, as well as Sabine Horn, Rolf Hunk, Ulrich Kaufmann and Peter Kazmierczak, representatives of the employees, left the Supervisory Board. The General Meeting 2008 reelected Dr. Clemens Börsig, Dr. Karl-Gerhard Eick, Professor Dr. Henning Kagermann and Tilman Todenhöfer to the Supervisory Board for a term of office of five years. In light of the age limit set at 70, Sir Peter Job was reelected for a shorter term of office of three years until the conclusion of the Ordinary General Meeting 2011, and Maurice Lévy for four years until the conclusion of the Ordinary General Meeting 2012. For the first time, Suzanne Labarge, Dr. Johannes Teyssen and Werner Wenning were elected to the Supervisory Board by the General Meeting, for a term of office of five years until the conclusion of the Ordinary General Meeting 2013.

Representatives of the employees on the Supervisory Board, Heidrun Förster, Henriette Mark, Gabriele Platscher, Karin Ruck, Gerd Herzberg and Leo Wunderlich, were confirmed by the delegates' meeting on May 8, 2008. Elected for the first time were Martina Klee, Marlehn Thieme, Wolfgang Böhr and Alfred Herling.

We thank all of the members who left the Supervisory Board for their dedicated work and constructive assistance to the company and the Management Board during the past years. We are convinced that the new Supervisory Board will keep up this successful work.

Frankfurt am Main, March 17, 2009
The Supervisory Board

Dr. Clemens Börsig
Chairman

Corporate Governance Report

04

Corporate Governance Report

Management Board and Supervisory Board

Management Board

The Management Board is responsible for managing the company. Its members are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Management Board and the committees installed by the Board are specified in its Terms of Reference, which are available on our Internet website (www.deutsche-bank.com/corporate-governance).

On April 1, 2008, Mr. Krause joined the Management Board. He took over the responsibilities of Anthony Di Iorio, who left the Management Board on September 30, 2008, for retirement. The following paragraphs show information on the current members of the Management Board. The information includes their ages as of December 31, 2008, the year in which they were appointed and the year in which their term expires, their current positions or area of responsibility and their principal business activities outside our company. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

Dr. Josef Ackermann
Age: 60
First appointed: 1996
Term expires: 2010

Dr. Josef Ackermann joined Deutsche Bank as a member of the Management Board in 1996, where he was responsible for the investment banking division. On May 22, 2002, Dr. Ackermann was appointed Spokesman of the Management Board. On February 1, 2006, he was appointed Chairman of the Management Board.

After studying Economics and Social Sciences at the University of St. Gallen, he worked at the University's Institute of Economics as research assistant and received a doctorate in Economics. Dr. Ackermann started his professional career in 1977 at Schweizerische Kreditanstalt (SKA) where he held a variety of positions in Corporate Banking, Foreign Exchange/Money Markets and Treasury, Investment Banking and Multinational Services. He worked in London and New York, as well as at several locations in Switzerland. Between 1993 and 1996, he served as President of SKA's Executive Board, following his appointment to that board in 1990.

Dr. Ackermann is a member of the Supervisory Board of Siemens AG (Second Deputy Chairman), Deputy Chairman of the Board of Administration of Belenos Clean Power Holding Ltd. (since April 2008) and a member of the Board of Directors of Royal Dutch Shell Plc (since May 2008).

Dr. Hugo Bänziger
Age: 52
First appointed: 2006
Term expires: 2014

Dr. Hugo Bänziger became a member of our Management Board on May 4, 2006. He is our Chief Risk Officer. He joined Deutsche Bank in London in 1996 as Head of Global Markets Credit. He was appointed Chief Credit Officer in 2000 and became Chief Risk Officer for Credit and Operational Risk in 2004.

Dr. Bänziger began his career in 1983 at the Swiss Federal Banking Commission in Berne. From 1985 to 1996, he worked at Schweizerische Kreditanstalt (SKA) in Zurich and London, first in Retail Banking and subsequently as Relationship Manager in Corporate Finance. In 1990 he was appointed Global Head of Credit for CS Financial Products.

He studied Modern History, Law and Economics at the University of Berne, where he subsequently earned a doctorate in Economic History.

Dr. Bänziger engages in the following principal business activities outside our company: He is a member of the Supervisory Board of EUREX Clearing AG, EUREX Frankfurt AG and a member of the Board of Directors of EUREX Zürich AG.

Stefan Krause
Age: 46
First appointed: 2008
Term expires: 2013

Mr. Krause became a member of our Management Board on April 1, 2008. Upon the retirement of Anthony Di Iorio, Stefan Krause became Deutsche Bank's Chief Financial Officer (CFO), effective October 1, 2008.

Previously, Mr. Krause spent over 20 years in the automotive industry, holding various senior management positions with a strong focus on Finance and Financial Services. Starting in 1987 at BMW's Controlling department in Munich, he transferred to the USA in 1993, building up and ultimately heading BMW's Financial Services Division in the Americas. Relocating to Munich in 2001, he became Head of Sales Western Europe (excluding Germany). He was appointed member of the Management Board of BMW Group in May 2002, serving as Chief Financial Officer until September 2007 and subsequently as Chief of Sales and Marketing.

Mr. Krause studied Business Administration in Wurzburg and graduated in 1986 with a master's degree in Business Administration.

Mr. Krause does not have any external mandates subject to disclosure.

Hermann-Josef Lamberti
Age: 52
First appointed: 1999
Term expires: 2014

Hermann-Josef Lamberti was appointed a member of our Management Board in 1999. He is our Chief Operating Officer. He joined Deutsche Bank in 1998 as an Executive Vice President, based in Frankfurt.

Mr. Lamberti began his professional career in 1982 with Touche Ross in Toronto and subsequently joined Chemical Bank in Frankfurt. From 1985 to 1998 he worked for IBM, initially in Germany in the areas Controlling, Internal Application Development and Sales Banks/Insurance Companies. In 1993, he was appointed General Manager of the Personal Software Division for Europe, the Middle East and Africa at IBM Europe in Paris. In 1995, he moved to IBM in the U.S., where he was Vice President for Marketing and Brand Management. He returned to Germany in 1997 to take up the position of Chairman of the Management of IBM Germany in Stuttgart.

Mr. Lamberti studied Business Administration at the Universities of Cologne and Dublin and graduated in 1982 with a master's degree in Business Administration.

Mr. Lamberti engages in the following principal business activities outside our company: He is a member of the supervisory board or similar bodies of BVV Versicherungsverein des Bankgewerbes a.G., BVV Versorgungskasse des Bankgewerbes e.V., BVV Pensionsfonds des Bankgewerbes AG, Deutsche Börse AG, European Aeronautic Defence and Space Company EADS N.V. and Carl Zeiss AG.

Group Executive Committee

The Group Executive Committee was established in 2002. It comprises the members of the Management Board, the five Business Heads of our Group Divisions and the head of the management of our regions. Dr. Josef Ackermann, Chairman of the Management Board, is also the Chairman of the Group Executive Committee. The Group Executive Committee serves as a tool to coordinate our businesses and regions through the following tasks and responsibilities:

— Provision of ongoing information to the Management Board on business developments and particular transactions;
— Regular review of our business segments;
— Consultation with and furnishing advice to the Management Board on strategic decisions; and
— Preparation of decisions to be made by the Management Board.

Supervisory Board

The Supervisory Board appoints, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. The Management Board regularly informs the Supervisory Board of the intended business policies and other fundamental matters relating to the assets, liabilities, financial and profit situation as well as its risk situation, risk management and risk controlling. A report is made to the Supervisory Board on corporate planning at least once a year. On the basis of recommendations by the Chairman's Committee, the Supervisory Board adopts resolutions on and reviews the structure of the Management Board's compensation system including the material contractual components. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. He maintains regular contact with the Management Board, especially with the Chairman of the Management Board, and consults with him on strategy, the development of business and risk management. The Supervisory Board Chairman is informed by the Chairman of the Management Board without delay of important events of substantial significance for the situation and development as well as for the management of Deutsche Bank Group. The types of business that require the approval of the Supervisory Board to be transacted are specified in Section 13 of our Articles of Association. The Supervisory Board meets if required without the Management Board. For the performance of its duties, the Supervisory Board may, at its professional discretion, use the services of auditors, legal advisors and other internal and external consultants.

The duties, procedures and committees of the Supervisory Board are specified in its Terms of Reference, which are available on the Deutsche Bank Internet website (www.deutsche-bank.com/corporate-governance)

The following table shows information on the current members of our Supervisory Board. The members representing our shareholders were elected at the Annual General Meeting on May 29, 2008, except for Dr. Siegert, who was elected at the Annual General Meeting 2007 until the end of the Annual General Meeting in 2012. The members elected by employees in Germany were elected on May 8, 2008. The information includes the members' ages as of December 31, 2008, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies' supervisory boards, other nonexecutive directorships and other positions.

Member	Principal occupation	Supervisory board memberships and other directorships
Wolfgang Böhr* Age: 45 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Dusseldorf of Deutsche Bank	
Dr. Clemens Börsig Age: 60 Appointed by the court: 2006 Term expires: 2013	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Linde AG; Bayer AG; Daimler AG; Emerson Electric Company (since February 2009)
Dr. Karl-Gerhard Eick Age: 54 Appointed by the court: 2004 Term expires: 2013	Deputy Chairman of the Management Board of Deutsche Telekom AG, Bonn until February 28, 2009; Chairman of the Management Board of Arcandor AG, Essen since March 1, 2009	DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH (until September 2008); T-Mobile International AG; T-Systems Enterprise Services GmbH; T-Systems Business Services GmbH; FC Bayern München AG; CORPUS SIREO Holding GmbH & Co. KG; STRABAG Property and Facility Services GmbH (since October 2008); Hellenic Telecommunications Organization S.A. (OTE S.A.) (since June 2008); Thomas Cook Group Plc (since December 2008)
Heidrun Förster* Age: 61 First elected: 1993 Term expires: 2013	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG until May 29, 2008; Chairperson of the Combined Staff Council Berlin of Deutsche Bank	Deutsche Bank Privat- und Geschäftskunden AG (since May 2008); Betriebskrankenkasse der Deutschen Bank
Alfred Herling* Age: 56 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Wuppertal/Sauerland of Deutsche Bank; Deputy Chairman of the General Staff Council; Chairman of the European Staff Council	
Gerd Herzberg* Age: 58 Appointed by the court: 2006 Term expires: 2013	Deputy Chairman of ver.di Vereinte Dienstleistungsgewerkschaft, Berlin	Franz Haniel & Cie GmbH (Deputy Chairman); DBV Winterthur Lebensversicherung AG; BGAG – Beteiligungsgesellschaft der Gewerkschaften AG; DAWAG – Deutsche Angestellten Wohnungsbau AG (Chairman); Vattenfall Europe AG
Sir Peter Job Age: 67 Appointed by the court: 2001 Term expires: 2011		Schroders Plc; Tibco Software Inc.; Royal Dutch Shell Plc; Mathon Systems (Advisory Board)
Prof. Dr. Henning Kagermann Age: 61 First elected: 2000 Term expires: 2013	Co-CEO of SAP AG, Walldorf	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation; Deutsche Post AG (since February 28, 2009)
Martina Klee* Age: 46 First elected: 2008 Term expires: 2013	Chairperson of the Staff Council GTO Deutsche Bank Frankfurt/Eschborn; member of the General Staff Council of Deutsche Bank	Sterbekasse für die Angestellten der Deutschen Bank a.G.
Suzanne Labarge Age: 62 First elected: 2008 Term expires: 2013		Coca-Cola Enterprises Inc.
Maurice Lévy Age: 66 First elected: 2006 Term expires: 2012	Chairman and CEO, Publicis Groupe S.A., Paris	Publicis Conseil S.A.; Medias et Régies Europe S.A.; MMS USA Holdings, Inc.; Fallon Group, Inc.; Zenith Optimedia Group Ltd.
Henriette Mark* Age: 51 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank	

Member	Principal occupation	Supervisory board memberships and other directorships
Gabriele Platscher* Age: 51 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank	Deutsche Bank Privat- und Geschäftskunden AG (until May 2008); BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BVV Pensionsfonds des Bankgewerbes AG
Karin Ruck* Age: 43 First elected: 2003 Term expires: 2013	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG since May 29, 2008; Deputy Chairperson of the Combined Staff Council Frankfurt branch of Deutsche Bank	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BVV Pensionsfonds des Bankgewerbes AG
Dr. Theo Siegert Age: 61 First elected: 2006 Term expires 2012	Managing Partner of de Haen Carstanjen & Söhne, Düsseldorf	E.ON AG; ERGO AG; Merck KGaA; E. Merck OHG (member of the Shareholders' Committee); DKSH Holding Ltd. (member of the Board of Administration)
Dr. Johannes Teyssen Age: 49 First elected: 2008 Term expires: 2013	Chief Operating Officer and Deputy Chairman of the Management Board of E.ON AG, Düsseldorf	E.ON Energie AG; E.ON Ruhrgas AG; E.ON Energy Trading AG; Salzgitter AG; E.ON Nordic AB; E.ON Sverige AB; E.ON Italia Holding s.r.l.
Marlehn Thieme* Age: 51 First elected: 2008 Term expires: 2013	Divisional Head of Corporate Social Responsibility Deutsche Bank AG, Frankfurt	
Tilman Todenhöfer Age: 65 Appointed by the court: 2001 Term expires: 2013	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Int. Beteiligungen AG (President of the Board of Administration); HOCHTIEF AG (since September 2008); Carl Zeiss AG (Chairman, until September 2008; Schott AG (Chairman, until July 2008)
Werner Wenning Age: 62 First elected: 2008 Term expires: 2013	Chairman of the Management Board of Bayer AG, Leverkusen	E.ON AG (since April 2008); Henkel AG & Co. KGaA (member of the Supervisory Board until April 14, 2008; member of the Shareholders' Committee since April 14, 2008); Evonik Industries AG (until September 2008); Bayer Schering Pharma AG (Chairman)
Leo Wunderlich* Age: 59 First elected: 2003 Term expires: 2013	Chairman of the Group and General Staff Councils of Deutsche Bank AG, Mannheim	

* Elected by the employees in Germany

Dr. Clemens Börsig was a member of the Management Board of Deutsche Bank AG until May 3, 2006. Dr. Börsig has declared that he would abstain from voting in his function as member of the Supervisory Board and its committees on all questions that relate to his former membership of the Management Board and could create a conflict of interest.

According to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that it has what it considers to be an adequate number of independent members.

Standing Committees

The Supervisory Board has established the following five standing committees. The Report of the Supervisory Board provides information on the concrete work to the committees over the preceding year (see Report of the Supervisory Board on pages 283 – 289 of the Financial Report 2008).

Chairman's Committee: The Chairman's Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning. It also submits a proposal to the Supervisory Board on the compensation for the Management Board including the main contract elements and is responsible for entering into, amending and terminating the service contracts and other agreements with the Management Board members. It provides its approval for ancillary activities of Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act. Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman's Committee held five meetings in 2008.

The current members of the Chairman's Committee are Dr. Clemens Börsig (Chairman), Heidrun Förster, Karin Ruck and Tilman Todenhöfer.

Nomination Committee: The Nomination Committee prepares the Supervisory Board's proposals for the election or appointment of new shareholder representatives to the Supervisory Board. The Nomination Committee held one meeting in 2008.

The current members of the Nomination Committee are Dr. Clemens Börsig (Chairman), Tilman Todenhöfer and Werner Wenning.

Audit Committee: The Audit Committee reviews the documentation relating to the annual and consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor prior to their publication. In addition, the Audit Committee issues the audit mandate to the auditor elected by the General Meeting. It resolves on the compensation paid to the auditor and monitors the auditor's independence, qualifications and efficiency. The Head of Internal Audit regularly reports to the Audit Committee on the work done by internal audit. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for taking receipt of and dealing with complaints concerning accounting, internal accounting controls and issues relating to the audit. At its meetings, reports are regularly presented on issues of compliance. Subject to its review, the Audit Committee grants its approval for mandates engaging the auditor for non-audit-related services (in this context, see also "Principal Accountant Fees and Services" on pages 301 – 302 of the Corporate Governance Report). The Audit Committee held six meetings in 2008.

The current members of the Audit Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Clemens Börsig, Sir Peter Job, Henriette Mark, Karin Ruck and Marlehn Thieme.

Risk Committee: The Risk Committee handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital if it is likely that the shareholding will not remain in our full or partial possession for more than twelve months. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee held six meetings in 2008.

The current members of the Risk Committee are Dr. Clemens Börsig (Chairman), Professor Dr. Henning Kagermann and Sir Peter Job. Suzanne Labarge and Dr. Theo Siegert are substitute members of the Risk Committee. They are invited to all meetings and regularly attend them.

In addition to these four committees, the Mediation Committee, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2008.

The current members of the Mediation Committee are Dr. Clemens Börsig (Chairman), Wolfgang Böhr, Karin Ruck, and Tilman Todenhöfer.

Further details regarding the Chairman's Committee, the Risk Committee, the Audit Committee and the Nomination Committee are regulated in separate Terms of Reference, which are available on our Internet website, along with the Terms of Reference of our Supervisory Board (www.deutsche-bank.de/corporate-governance).

Compensation

For a description of the compensation for the Management Board and the Supervisory Board in 2008, please refer to our detailed Compensation Report on pages 51 – 57 of the Management Report, published in accordance with the provisions of the German Act on Disclosure of Management Board Compensation.

Share Plans

For information on our employee share programs, please refer to Note [31] to the consolidated financial statements.

Reporting and Transparency

Directors' Share Ownership

Management Board. For the Directors' Share Ownership of the Management Board, please refer to our detailed Compensation Report in the Management Report.

Supervisory Board. As of February 27, 2009, the current members of our Supervisory Board held the following numbers of our shares, share grants under our employee share plans and options on our shares.

Members of the Supervisory Board	Number of shares	Number of share grants	Number of options
Wolfgang Böhr	10	10	100
Dr. Clemens Börsig[1]	120,000	23,156	–
Dr. Karl-Gerhard Eick	–	–	–
Heidrun Förster	895	10	–
Alfred Herling	767	10	–
Gerd Herzberg	–	–	–
Sir Peter Job	4,000	–	–
Prof. Dr. Henning Kagermann	–	–	–
Martina Klee	618	10	–
Suzanne Labarge	–	–	–
Maurice Lévy	–	–	–
Henriette Mark	378	10	–
Gabriele Platscher	739	10	–
Karin Ruck	102	8	–
Dr. Theo Siegert	–	–	–
Dr. Johannes Teyssen	–	–	–
Marlehn Thieme	102	6	–
Tilman Todenhöfer	300	–	–
Werner Wenning	–	–	–
Leo Wunderlich	712	10	100
Total	**128,623**	**23,240**	**200**

1 Excluding 150 Deutsche Bank shares, pooled in a family-held partnership, in which Dr. Clemens Börsig has an interest of 25 %.

As of February 27, 2009, the members of the Supervisory Board held 128,623 shares, amounting to less than 0.02 % of our shares issued on that date.

Some of the Supervisory Board members who are or were formerly employees received grants under our employee share plans entitling them to receive shares at specified future dates or granting them options to acquire shares at future dates. For a description of our employee share plans, please refer to Note [31] of the consolidated financial statements. Shares that have been delivered to such employees as a result of grants under the plans (including following the exercise of options granted thereunder), and that have not been disposed by them, are shown in the "Number of Shares" column in the table above, as are shares otherwise acquired by them. Shares granted under the plans that have not yet been delivered to such employees are shown in the "Number of Share Grants" column.

As listed in the "Number of Share Grants" column in the table, Dr. Clemens Börsig holds 23,156 DB Equity Units granted under the DB Global Partnership Plan in connection with his prior service as a member of our Management Board, which are scheduled to be delivered to him in installments through August 2010. The other grants reflected in the table were made to employee representatives on our Supervisory Board under the DB Global Share Plan 2008, and are scheduled to be delivered on November 1, 2009.

The options reflected in the table were acquired via the voluntary participation of employee representatives on our Supervisory Board in the DB Global Share Plan. The options issued in 2003 generally have a strike price of € 75.24, have been exercisable since January 2, 2006, and have an expiration date of December 11, 2009. The options are with respect to our ordinary shares.

Related Party Transactions

For information on related party transactions please refer to Note [38].

Auditing and Controlling

Audit Committee Financial Expert

Our Supervisory Board has determined that Dr. Clemens Börsig and Dr. Karl-Gerhard Eick, who are members of its Audit Committee, are "audit committee financial experts", as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. The audit committee financial experts mentioned above are "independent" of us, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, which is the definition to which we, as a foreign private issuer the common shares of which are listed on the New York Stock Exchange, are subject.

Code of Ethics

In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, we adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions ("senior financial officers"). Currently at Deutsche Bank these are the Chairman of the Management Board, the Chief Financial Officer, the Deputy Chief Financial Officer, the Head of Group Accounting as well as members of the Group Finance Committee. A copy of this Code of Ethics is available on our Internet website at http://www.deutsche-bank.com/corporate-governance. In 2008 no complaints were reported to the Corporate Governance Officer regarding the Code of Ethics.

Principal Accountant Fees and Services

In accordance with German law, our principal accountants are appointed by our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such recommendation. Subsequent to the principal accountants' appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants' independence. At our 2007 and 2008 Annual General Meetings, our shareholders appointed KPMG AG Wirtschaftsprüfungsgesellschaft, which had been our principal accountants for a number of years, as our principal accountants for the 2007 and 2008 fiscal years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (1) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (2) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, and (3) Tax-Related Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (4) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Related Fees. These amounts exclude expenses and VAT.

Fee category in € m.	2008	2007
Audit fees	44	43
Audit-related fees	8	8
Tax-related fees	7	8
All other fees	–	–
Total fees	**59**	**59**

Our Audit-Related Fees included fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax-Related Fees included fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. Our Other Fees were incurred for project-related advisory services.

United States law and regulations, and our own policies, generally require all engagements of our principal accountants be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform non-audited services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team established and supervised by our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Finance and Tax departments. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration.

In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are "independent" as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2007 and 2008, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5 %.

Compliance with the German Corporate Governance Code

Declaration of Conformity 2008

The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 German Stock Corporation Act (AktG) on October 29, 2008. Since the last Declaration of Conformity dated October 30, 2007, Deutsche Bank AG has complied with the recommendations of the "Government Commission's German Corporate Governance Code" with the following exception:

— For the members of the Management Board and Supervisory Board, there was a directors' and officers' liability insurance policy without a deductible (Code No. 3.8). This is actually a group insurance policy for a large number of staff members in Germany and abroad. Internationally, a deductible is unusual; a differentiation between board members and staff members does not appear to be appropriate.

Deutsche Bank will act in conformity with the recommendations of the "Government Commission's German Corporate Governance Code" in the Code version dated June 6, 2008, published in the Bundesanzeiger on August 8, 2008, with the following exception:

— For the members of the Management Board and Supervisory Board, there is a directors' and officers' liability insurance policy without a deductible (Code No. 3.8). This is actually a group insurance policy for a large number of staff members in Germany and abroad. Internationally, a deductible is unusual; a differentiation between board members and staff members thus does not appear to be appropriate.

The Declaration of Conformity dated October 29, 2008, and all of the previous versions of the Declaration of Conformity are published on Deutsche Bank's website at www.deutsche-bank.com/corporate-governance, where a copy of the German Corporate Governance Code is also available.

Statement on the Suggestions of the German Corporate Governance Code

Contrary to the suggestion in the Code (No. 5.1.2), Stefan Krause was appointed member of the Management Board for a period of five full years because he had to terminate an ongoing Management Board contract at BMW to join Deutsche Bank. However, when Management Board members are appointed for the first time we intend to agree shorter terms of office as a rule, in line with the procedure to date. Apart from that Deutsche Bank voluntarily complies with the suggestions of the Code in the version dated June 6, 2008, with the following exceptions:

- The representatives appointed by Deutsche Bank to exercise shareholders' voting rights can be reached by those attending the General Meeting until just before voting commences. The representatives are reachable by those not attending until 12 noon on the day of the General Meeting using the instruction tool in the Internet (Code No. 2.3.3). In this manner, the risk of any technical disruptions directly before voting takes place can basically be excluded. The broadcast through the Internet also ends at the latest at this time, which means information useful for non-participants in forming an opinion can no longer be expected thereafter.
- Our broadcast of the General Meeting through the Internet (Code No. 2.3.4) covers the opening of the General Meeting by the Chairman and the report of the Management Board. The shareholders are thus free to hold their discussions with management unencumbered by a public broadcast to a wide audience.

Supplementary Information

05

Management Board

Josef Ackermann
Chairman

Hugo Bänziger

Anthony Di Iorio
until September 30, 2008

Stefan Krause
from April 1, 2008

Hermann-Josef Lamberti

Supervisory Board

Dr. Clemens Börsig
– Chairman,
Frankfurt am Main

Karin Ruck*
– Deputy Chairperson from
May 29, 2008
Deutsche Bank AG,
Bad Soden am Taunus

Wolfgang Böhr*
from May 29, 2008
Deutsche Bank AG,
Dusseldorf

Dr. Karl-Gerhard Eick
Deputy Chairman of the Management Board of Deutsche Telekom AG until February 28, 2009; Chairman of the Management Board of Arcandor AG from March 1, 2009,
Cologne

Heidrun Förster*
– Deputy Chairperson until
May 29, 2008,
Deutsche Bank Privat- und Geschäftskunden AG,
Berlin

Ulrich Hartmann
until May 29, 2008
Chairman of the Supervisory Board of E.ON AG,
Dusseldorf

Alfred Herling*
from May 29, 2008
Deutsche Bank AG,
Wuppertal

Gerd Herzberg*
Vice President of
ver.di Vereinte Dienstleistungsgewerkschaft,
Hamburg

Sabine Horn*
until May 29, 2008
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
until May 29, 2008
Deutsche Bank AG,
Seevetal

Sir Peter Job
London

Prof. Dr. Henning Kagermann
Co-CEO of SAP AG,
Hockenheim

Ulrich Kaufmann*
until May 29, 2008
Deutscher Bankangestellten-Verband, labor union for financial services providers,
Ratingen

Peter Kazmierczak*
until May 29, 2008
Deutsche Bank AG,
Herne

Martina Klee*
from May 29, 2008
Deutsche Bank AG,
Frankfurt am Main

Suzanne Labarge
from May 29, 2008
Toronto

Maurice Lévy
Chairman and Chief Executive Officer of Publicis Groupe S.A.,
Paris

Henriette Mark*
Deutsche Bank AG,
Munich

Prof. Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer
until May 29, 2008
Erlangen

Gabriele Platscher*
Deutsche Bank Privat- und Geschäftskunden AG,
Braunschweig

Dr. Theo Siegert
Managing Partner of
de Haen Carstanjen & Söhne,
Dusseldorf

Dr. Johannes Teyssen
from May 29, 2008
Chief Operating Officer and Deputy Chairman of the Management Board of E.ON AG,
Oberding

Marlehn Thieme*
from May 29, 2008
Deutsche Bank AG,
Bad Soden am Taunus

Tilman Todenhöfer
Managing Partner of
Robert Bosch Industrietreuhand KG,
Madrid

Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber
until May 29, 2008
Chairman of the Supervisory Board of Deutsche Lufthansa AG,
Hamburg

Werner Wenning
from May 29, 2008
Chairman of the Management Board of Bayer AG,
Leverkusen

Leo Wunderlich*
Deutsche Bank AG,
Mannheim

* Elected by our employees in Germany.

Committees

Chairman's Committee
Dr. Clemens Börsig
– Chairman

Heidrun Förster*

Ulrich Hartmann
until May 29, 2008

Ulrich Kaufmann*
until May 29, 2008

Karin Ruck*
from May 29, 2008

Tilman Todenhöfer
from May 29, 2008

Mediation Committee
Dr. Clemens Börsig
– Chairman

Wolfgang Böhr*
from May 29, 2008

Heidrun Förster*
until May 29, 2008

Ulrich Hartmann
until May 29, 2008

Henriette Mark*
until May 29, 2008

Karin Ruck*
from May 29, 2008

Tilman Todenhöfer
from May 29, 2008

Audit Committee
Dr. Karl-Gerhard Eick
– Chairman

Dr. Clemens Börsig

Heidrun Förster*
until May 29, 2008

Sabine Horn*
until May 29, 2008

Rolf Hunck*
until May 29, 2008

Sir Peter Job

Henriette Mark*
from May 29, 2008

Karin Ruck*
from May 29, 2008

Marlehn Thieme*
from May 29, 2008

Risk Committee
Dr. Clemens Börsig
– Chairman

Sir Peter Job

Prof. Dr. Henning Kagermann

Suzanne Labarge
from May 29, 2008
– Substitute Member

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
until May 29, 2008
– Substitute Member

Dr. Theo Siegert
from May 29, 2008
– Substitute Member

Tilman Todenhöfer
until May 29, 2008
– Substitute Member

Nomination Committee
Dr. Clemens Börsig
– Chairman

Ulrich Hartmann
until May 29, 2008

Tilman Todenhöfer
from May 29, 2008

Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber
until May 29, 2008

Werner Wenning
from May 29, 2008

* Elected by our employees in Germany.

Advisory Boards

European Advisory Board

Professor Dr.-Ing.
Wolfgang Reitzle
– Chairman from October 30, 2008
Chairman of the Management Board of Linde AG, Munich

Werner Wenning
until May 29, 2008
– Chairman
Chairman of the Management Board of Bayer AG, Leverkusen

Professor Dr. h.c.
Roland Berger
since October 15, 2008
Chairman of the Supervisory Board of Roland Berger Strategy Consultants GmbH, Munich

Dr. Kurt Bock
Member of the Management Board of BASF SE, Ludwigshafen

Dr. Karl-Ludwig Kley
Chairman of the Executive Board and General Partner of Merck KGaA, Darmstadt

Peter Löscher
from January 1, 2009
Chairman of the Management Board of Siemens Aktiengesellschaft, Munich

Francis Mer
Bourg-la-Reine

Alexey A. Mordashov
Chairman of the Board of Directors, Severstal;
Director General, Company Severstal-Group, Cherepovets

Dr. h.c. August Oetker
General Partner of Dr. August Oetker KG, Bielefeld

Eckhard Pfeiffer
Kitzbühel

Dr. Bernd Pischetsrieder
Urfahrn

Dr. rer. pol. Michael Rogowski
Chairman of the Supervisory Board of J. M. Voith AG, Heidenheim

Håkan Samuelsson
Chairman of the Management Board of MAN Aktiengesellschaft, Munich

Maria-Elisabeth Schaeffler
Partner and Chairman of the Supervisory Board of INA-Holding Schaeffler KG, Herzogenaurach

Jürgen R. Thumann
President, BDI – Federation of German Industries (until December 31, 2008),
Chairman of the Shareholders' Committee of Heitkamp & Thumann KG, Dusseldorf

Dr. Dieter Zetsche
Chairman of the Management Board of Daimler AG and Head of Mercedes-Benz Cars, Stuttgart

Americas Advisory Board

Norman Augustine
Former CEO & Chairman,
Lockheed Martin

John E. Bryson
Former Chairman & CEO,
Edison International

Michael D. Capellas
CEO, First Data Corp., former Senior Advisor, Silver Lake Partners; former President & CEO, MCI

Dr. James Ireland Cash
– Emeritus Member
Professor and Senior Associate, Dean Harvard Business School

Anthony W. Deering
Chairman, Exeter Capital, LCC

Archie W. Dunham
Former Chairman,
ConocoPhillips

Benjamin H. Griswold
Chairman, Brown Advisory

William R. Howell
Former Chairman & CEO,
J. C. Penney Company, Inc.

Robert L. Johnson
Founder & Chairman,
The RLJ Companies

Edward A. Kangas
Former Chairman & CEO,
Deloitte

Ellen R. Marram
President, The Barnegat Group LLC

Lynn M. Martin
President, Martin Hall Group LLC;
former U.S. Secretary of Labor

Robert P. May
Former CEO, Calpine Corp.

Senator George J. Mitchell
Former Chairman, The Walt Disney Company

Michael E. J. Phelps
Chairman, Dornoch Capital Inc.

John W. Snow
Chairman, Cerberus Capital Management LP; former U.S. Secretary of the Treasury

Latin American Advisory Board

Mauricio Botelho
Chairman and former President and CEO, Embraer, Brazil

Fernando Henrique Cardoso
Former President of the Federative Republic of Brazil

Armando Garza Sada
Vice President for Corporate Development, Grupo Alfa

Enrique Iglesias
Secretary-General, Ibero-American Conference

Pedro Pablo Kuczynski
Partner & Senior Advisor, The Rohatyn Group; former Prime Minister of Peru

Lynn M. Martin
President, Martin Hall Group LLC; former U.S. Secretary of Labor

Luis Pagani
President, Arcor Group

Horst Paulmann
Chairman and President, Cencosud SA

Miguel Urrutia Montoya
Professor at the Universidad de los Andes; former Governor of the Central Bank of Colombia

Asia Pacific Advisory Board

Pham Thanh Binh
Chairman and CEO,
Vinashin, Vietnam

Robert E. Fallon
Adjunct Professor, Finance and Economics, Columbia Business School International

Toru Hashimoto
Former President & CEO and former Chairman,
The Fuji Bank Ltd., Japan

Nobuyuki Idei
Founder & CEO, Quantum Leaps Corporation; Chairman of the Advisory Board, Sony Corporation, Japan

Gang-Yon Lee
Chairman, Board of Directors Korea Gas Corporation, Korea

Dr. David K.P. Li
Chairman and Chief Executive,
The Bank of East Asia, Hong Kong/China

Dr. Li Qingyuan
Director-General,
China Securities Regulatory Commission, China

Subramanian Ramadorai
CEO and Managing Director,
Tata Consultancy Services Limited, India

Dr. Tony Tan
Former Deputy Prime Minister and Co-ordinating Minister for Security and Defence of Singapore,
Singapore

Sofjan Wanandi
Chairman Santini Group, Indonesia

Professor Zhang Yunling
Professor of International Economics at the Chinese Academy of Social Science, China

Climate Change Advisory Board

Lord Browne
Managing Director and Managing Partner (Europe) of Riverstone Holdings LLC

John Coomber
Member of the Board of Directors
Swiss Re

Fabio Feldmann
CEO, Fabio Feldmann Consultores

Zhang Hongren
Former President International Union of Geological Science

Amory B. Lovins
Chairman & CEO,
Rocky Mountain Institute

Lord Oxburgh

Dr. R K Pachauri
Chairman, IPCC

Professor Hans Joachim Schellnhuber
Director, Potsdam Institute for Climate Impact Research (PIK)

Robert Socolow
Co-Director,
Carbon Mitigation Initiative

Klaus Töpfer
Former German Minister for Environment

Group Three-Year Record

Balance Sheet in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Total assets	2,202,423	1,925,003	1,520,580
Loans	269,281	198,892	178,524
Total liabilities	2,170,509	1,885,688	1,486,694
Total shareholders' equity	30,703	37,893	33,169
Minority interest	1,211	1,422	717
Tier 1 capital	31,094	28,320	23,539
Total regulatory capital	37,396	38,049	34,309

Income Statement in € m.	2008	2007	2006
Net interest income	12,453	8,849	7,008
Provision for credit losses	1,076	612	298
Commissions and fee income	9,749	12,289	11,195
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	8,892
Other noninterest income	1,280	2,432	1,399
Total noninterest income	**1,037**	**21,896**	**21,486**
Compensation and benefits	9,606	13,122	12,498
General and administrative expenses	8,216	7,954	7,069
Policyholder benefits and claims	(252)	193	67
Impairment of intangible assets	585	128	31
Restructuring activities	–	(13)	192
Total noninterest expenses	**18,155**	**21,384**	**19,857**
Income (loss) before income taxes	**(5,741)**	**8,749**	**8,339**
Income tax expense (benefit)	(1,845)	2,239	2,260
Net income (loss)	**(3,896)**	**6,510**	**6,079**
Net income (loss) attributable to minority interest	(61)	36	9
Net income (loss) attributable to Deutsche Bank shareholders	(3,835)	6,474	6,070

Key figures	2008	2007	2006
Basic earnings per share	€ (7.61)	€ 13.65	€ 12.96
Diluted earnings per share	€ (7.61)	€ 13.05	€ 11.48
Dividends paid per share in period	€ 4.50	€ 4.00	€ 2.50
Return on average shareholders' equity (post tax)	(11.1)%	17.9 %	20.3 %
Pre-tax return on average shareholders' equity	(16.5)%	24.1 %	27.9 %
Cost/income ratio	134.6 %	69.6 %	69.7 %
Tier 1 capital ratio[1]	10.1 %	8.6 %	8.5 %
Total capital ratio[1]	12.2 %	11.6 %	12.5 %
Employees (full-time equivalent)	80,456	78,291	68,849

1 Ratios presented for 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 ("Basel II") as adopted into German law by the German Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"). Ratios presented for 2007 and 2006 are based on the Basel I framework and thus calculated on a noncomparative basis.

Declaration of Backing[1]

Deutsche Bank AG ensures, except in the case of political risk, that the following companies are able to meet their contractual liabilities:

Berliner Bank AG & Co. KG, Berlin

DB Investments (GB) Limited, London

Deutsche Asset Management International GmbH, Frankfurt am Main

Deutsche Asset Management Investmentgesellschaft mbH vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH, Frankfurt am Main

Deutsche Australia Limited, Sydney

Deutsche Bank A.Ş., Istanbul

Deutsche Bank Americas Holding Corp., Wilmington

Deutsche Bank (China) Co., Ltd., Beijing

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank Polska S.A., Warsaw

Deutsche Bank (Portugal), S.A., Lisbon

Deutsche Bank ZRt., Budapest

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão, São Paulo

Deutsche Bank S.A./N.V., Brussels

Deutsche Bank, Sociedad Anónima Española, Barcelona

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) S.A., Geneva

Deutsche Futures Singapore Pte Ltd., Singapore

Deutsche Morgan Grenfell Group plc, London

Deutsche Securities Asia Limited, Hong Kong

Deutsche Securities Limited, Hong Kong

DWS Holding & Service GmbH, Frankfurt am Main

DWS Investment GmbH, Frankfurt am Main

DWS Investment S.A., Luxembourg

OOO Deutsche Bank, Moscow

1 Companies with which a profit and loss transfer agreement exists are marked in the List of shareholdings.

Glossary

Alternative A (Alt-A)
Used as a term to categorize U.S. mortgages representing loans with a higher expectation of risk than →Prime but still lower than →Subprime.

Alternative assets/investments
Direct investments in →Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and →Hedge funds.

Asset-backed securities
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets →Securitization.

Average Active Equity
We calculate active equity to make it easier to compare us to our competitors and we refer to active equity for several ratios. However, active equity is not a measure provided for in →IFRS and you should not compare our ratios based on average active equity to other companies' ratios without considering the differences in the calculation. The items for which we adjust the average shareholders' equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders' meeting.

Back-testing
Back-testing is used to verify the predictive power of the →Value-at-risk model. Hypothetical daily profits and losses are compared with the estimates we had forecasted using the Value-at-risk model.

Banking book
All risk positions that are not allocated to the →Trading book.

Basel II
Revised capital framework of the Basel Committee which has replaced the former Basel I-regulations especially on the calculation of the →regulatory risk position.

Book value per basic share outstanding
Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).

Broker/brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buy-out
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to Basel II
Capital recognized for regulatory purposes according to the new Basel Capital Adequacy Accord of 2004 for banks.
Capital according to Basel II consists of:
- Tier 1 capital: primarily share capital, reserves and certain →Trust Preferred Securities,
- Tier 2 capital: primarily participatory capital, cumulative preference shares, long-term subordinated debt and unrealized gains on listed securities,
- Tier 3 capital: mainly short-term subordinated debt and excess Tier 2 capital.

Tier 2 capital is limited to 100 % of Tier 1 capital and the amount of long-term subordinated debt that can be recognized as Tier 2 capital is limited to 50 % of Tier 1 capital.

Capital adequacy ratio
Key figure for banks expressing in % the ratio between their → Capital according to Basel II and their → Regulatory risk position comprised of credit risks, market risks and operational risks. The minimum total capital ratio to be complied with is 8 %.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Collateralized debt obligations (CDOs)
→Asset-backed securities, which are in general backed by bonds or loans.

Commercial mortgage-backed securities (CMBS)
→Mortgage-backed securities (MBS), which are backed by commercial mortgage loans.

Compensation ratio
Compensation and benefits as a percentage of total net revenues, which is defined as net interest income before provision for credit losses plus noninterest income.

Confidence level
In the framework of the →Value-at-risk concept it is the level of probability that the loss stated by the Value-at-risk will arise in the respective interval.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.

Country risk
The risk that we may suffer a loss, in any given country, due to political and social unrest, nationalization and expropriation of assets, government repudiation of external indebtedness, exchange controls and currency depreciation or devaluation.

Credit default swap
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Credit derivatives
Financial instruments with which →Credit risk connected with loans, bonds or other risk-weighted assets or market risk positions is transferred to parties providing protection. This does not alter or reestablish the underlying credit relationship of the original risk-takers (parties selling the credit risks).

Credit linked note (CLN)
A structured note that combines a debt product and an embedded credit derivative, typically a →Credit default swap.

Credit risk
Risk that customers may not be able to meet their contractual payment obligations. Credit risk includes default risk, →Country risk and settlement risk.

Custody
Custody and administration of securities as well as additional securities services.

Deferred taxes
Income tax to be paid or received as a result of temporary differences between the carrying amounts in the financial accounts and the relevant tax base or the value of unused tax losses and unused tax credits. At the balance sheet date, deferred taxes do not yet represent actual amounts receivable or payable from or to tax authorities.

Derivatives
Financial instruments whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include →Swaps, →Options and →Futures.

Earnings per share
Key figure determined according to →IFRS and expressing a company's net income attributable to its shareholders in relation to the average number of common shares outstanding. Apart from basic earnings per share, diluted earnings per share must also be reported if the assumed conversion and exercise of outstanding share options, unvested deferred share awards and convertible debt and certain forward contracts could increase the number of shares.

Economic capital
A figure which states with a high degree of certainty the amount of equity capital we need at any given time to absorb unexpected losses arising from current exposures. It must be clearly distinguished from reported capital and reserves.

Equity method
Valuation method for investments in companies over which significant influence can be exercised. The pro-rata share of the company's net income (loss) increases (decreases) the carrying value of the investment affecting net income. Distributions decrease the carrying value of the investment without affecting net income.

Event risk scenarios
Scenarios representing important events, e.g. large movements in interest or exchange rates.

Expected loss
Measurement of the default loss to be expected in our loan → portfolio within one year on the basis of historical loss data.

Exposure
The amount which the bank may lose in case of losses incurred due to risks taken, e.g. in case of a borrower's or counterparty's default.

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties.

Financial assets available for sale
Non-derivatives financial assets that are designated as available for sale or are not classified as loans and receivables or financial assets at fair value through profit and loss. They are reported in the balance sheet at their →Fair value. Changes in Fair value are generally reported in net gains/losses not recognized in the income statement in shareholders' equity. Impairments and realized gains and losses are reported in the consolidated statement of income.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets, is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

General business risk
Risk arising from changes in general business conditions, such as market environment, client behavior and technological progress. These factors can affect our earnings if we are unable to adjust quickly to changes in them.

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the →Fair value of the company's individually identifiable assets and liabilities.

Hedge accounting
Financial reporting of hedging relationships which are subject to certain conditions.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS (International Financial Reporting Standards)/previously IAS (International Accounting Standards)
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

Investment banking
Generic term for capital market-oriented business. This includes primarily the issuing and trading of securities and their →Derivatives, interest and currency management, corporate finance, M&A advisory, structured finance and →Private equity.

Leverage ratio
The ratio of shareholders' equity to total assets.

Leveraged Financing
Financing of an investment which typically includes a very high amount of external debt (leverage) in the purchase price financing.

Liquidity risk
Risk to our earnings and capital arising from the bank's potential inability to meet matured obligations without incurring unacceptably high losses.

Mark-to-market valuation
Valuation at current market prices. Applies, for instance, to trading activities.

Market risk
Arises from the uncertainty concerning changes in market prices and rates (including interest rates, share prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

Mezzanine
Flexible, mixed form of financing comprising equity and debt capital.
Here: long-term subordinated financing instrument used to finance growth while at the same time strengthening the borrower's economic equity capital base.

Monoline Insurers
Insurers, which provide credit insurance to debt issuers and other market participants.

Monte Carlo simulation
A Monte Carlo simulation is a model that calculates the gain or loss from a transaction by analyzing a large number of different market scenarios (e.g.10,000).

Mortgaged-backed securities (MBS)
→Asset-backed securities, which are backed by mortgage loans. Subcategories are →Residential mortgage-backed securities (RMBS) and →Commercial mortgage-backed securities (CMBS).

Netting agreements
Contracts between two parties that under certain circumstances – e.g. insolvency – mutual claims from outstanding business can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.

Non-compensation ratio
Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which is defined as net interest income before provision for credit losses plus noninterest income.

Operational risk
Potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk.

Option
Right to purchase (call option) or sell (put option) a specific underlying (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (→Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or →Derivatives, under price risk considerations.

Pre-tax return on average active equity
Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as Income before income taxes less minority interest, as a percentage of →average active equity.

Prime
Used as a term to categorize U.S. mortgages representing high quality loans.

Prime Brokerage
Suite of products including →Clearing and settlement, →Custody, reporting, and financing of positions for institutional investors.

Private banking
Business with investment-oriented and high net worth clients.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Projected unit credit method
An accrued benefit valuation method, according to IAS 19, used to determine the actuarial present value of an enterprise's defined benefit obligations and the related current service cost. This method takes into account the expected rates of salary increases, for instance, as the basis for future benefit increases. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the balance sheet date on high quality corporate bonds.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every →Exposure associated with an obligor.

Regulatory Risk position
The regulatory risk position according to →Basel II is made up of credit risk, market risk and operational risk.
These risk components are calculated on the basis of standard and/or advanced approaches. The market risk corresponds to 12.5 times the →Value-at-risk figure (99 % →Confidence level and ten days holding period), which we calculate on the basis of our regulatorily recognized internal models scaled up with a bank-specific multiplier.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Residential mortgage-backed securities (RMBS)
→Mortgage-backed securities (MBS), which are backed by residential mortgage loans.

Return on average total shareholders' equity (RoE)
In general: ratio showing the income situation of a company, setting profit (net income) in relation to capital employed.
Here: net income as a percentage of average capital employed over the year.

Sarbanes-Oxley Act (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to a number of major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Segment information
Disclosure of a company's assets and income, broken down by activity (division) and geographical area (region).

Shareholder value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Subprime
Used as a term to categorize U.S. mortgages representing loans with a higher expectation of risk.

Swaps
In general: exchange of one payment flow for another.
Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Target definition
Target definition excludes significant gains (such as gains from the sale of industrial holdings, businesses or premises) or significant charges (such as charges from restructuring, goodwill impairment or litigation) if they are not indicative of the future performance of Deutsche Bank core businesses.

Trading book
A bank-regulatory term for positions in financial instruments, shares and tradable claims held by a bank which are intended for resale in the short term to benefit from price and interest rate fluctuations. This also includes business that is closely associated with trading book positions (e.g. for hedging purposes). Risk positions not belonging to the trading book are shown in the →Banking book.

Trust Preferred Securities
Hybrid capital instruments characterized by profit-related interest payments. Under banking supervisory regulations they are part of Tier 1 capital if interest payments are not accumulated in case of losses (noncumulative trust preferred securities) and if the instruments do not have a stated maturity date or if they are not redeemable at the option of the holder. Otherwise they are included in Tier 2 capital (for example cumulative trust preferred securities).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of →IFRS the main objective is to provide decision useful information, especially for investors.

Value-at-risk
Value-at-risk measures, for a given →Portfolio, the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a given period and with a given →Confidence level.

Wrapped bond
Term for debt security insured or guaranteed by a third party.

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60262 Frankfurt am Main
Germany
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

Annual Review 2008 and Financial Report 2008 on the Internet:
www.deutsche-bank.com/08

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 24 March 2009 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir

We will be happy to send you the following publications relating to the financial statements.
Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2008 and Financial Report 2008.

Annual Review 2008
(German and English)

Financial Report 2008
(German and English)

Annual Report 2008 on Form 20-F
(English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2008
(German and English)

List of Mandates
(German and English)

List of Shareholdings 2008
(German and English)

List of Advisory Council Members
(German)

Corporate Social Responsibility – Report 2008
(from May 2009 in German and English)

How to order:
- by e-mail to service-center@bertelsmann.de
- on the Internet at www.deutsche-bank.com/08
- by fax to +49 18 05 0 70 808
- by phone to +49 18 05 802 200
- by mail from
  arvato logistics services
  Bestellservice Deutsche Bank
  Gottlieb-Daimler-Straße 1
  D-33428 Harsewinkel
  Germany

Financial Report 2008

Financial Calendar

2009

Apr 28, 2009	Interim Report as of March 31, 2009
May 26, 2009	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 27, 2009	Dividend payment
Jul 29, 2009	Interim Report as of June 30, 2009
Oct 29, 2009	Interim Report as of September 30, 2009

2010

Feb 4, 2010	Preliminary results for the 2009 financial year
Mar 12, 2010	Annual Report 2009 and Form 20-F
Apr 27, 2010	Interim Report as of March 31, 2010
May 27, 2010	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 28, 2010	Dividend payment
Jul 28, 2010	Interim Report as of June 30, 2010
Oct 28, 2010	Interim Report as of September 30, 2010

Deutsche Bank



Annual Review 2008

Crisis as Opportunity.

Deutsche Bank

Crisis as Opportunity.

The serious financial crisis has shown how complex the world has become. How closely the financial markets and the wider economy are connected. And how a lack of transparency can threaten the system as a whole.

Deutsche Bank, too, was affected by turbulence on the financial markets, which exposed weaknesses in our platform. Despite this, we maintained our capital strength. This gives us a firm foundation from which to focus on our responsibilities: responsibilities to our clients, who continue to look to us as a dependable business partner; responsibilities to our shareholders and staff, to whom we offer a fair perspective, and to whom we seek to remain attractive in future; and finally, our responsibilities to the financial system, of which we are a part, and which now needs to be rigorously analysed and re-engineered.

Of one thing, we are certain: all those who learn from this crisis can emerge stronger. Times of crisis are also times of renewal and opportunity.

We discussed our annual topic "Crisis as Opportunity."
with the artist Julie Mehretu, Berlin (pages 54/55); our customer Ian K. Karan, Hamburg (pages 22/23);
our colleague Leigh Knowles, Deutsche Bank Securities Limited, Toronto (pages 48/49); and
Yoshinobu Tsutsui, Managing Director of our shareholder Nippon Life Insurance Company, Tokyo (pages 08/09).

Deutsche Bank

The Group at a Glance

	2008	2007
Basic earnings per share	€(7.61)	€13.65
Diluted earnings per share[1]	€(7.61)	€13.05
Average shares outstanding, in m., basic	504	474
Average shares outstanding, in m., diluted	504	496
Return on average shareholders' equity (post tax)	(11.1)%	17.9%
Pre-tax return on average shareholders' equity	(16.5)%	24.1 %
Pre-tax return on average active equity[2]	(17.7)%	29.0%
Book value per basic share outstanding[3]	€52.59	€79.32
Cost/income ratio[4]	134.6%	69.6%
Compensation ratio[5]	71.2%	42.7%
Noncompensation ratio[6]	63.4%	26.9%

in € m.	2008	2007
Total net revenues	13,490	30,745
Provision for credit losses	1,076	612
Total noninterest expenses	18,155	21,384
Income (loss) before income taxes	(5,741)	8,749
Net income (loss)	(3,896)	6,510

in € bn.	Dec 31, 2008	Dec 31, 2007
Total assets	2,202	1,925
Shareholders' equity	30.7	37.9
Tier 1 capital ratio[7]	10.1%	8.6%

Number	Dec 31, 2008	Dec 31, 2007
Branches	1,981	1,889
thereof in Germany	981	989
Employees (full-time equivalent)	80,456	78,291
thereof in Germany	27,942	27,779

Long-term rating	**Dec 31, 2008**	**Dec 31, 2007**
Moody's Investors Service	Aa1	Aa1
Standard & Poor's	A+	AA
Fitch Ratings	AA–	AA–

[1] Including numerator effect of assumed conversions.

[2] We calculate this adjusted measure of our return on average shareholders equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "Pre-tax return on average active equity". However, this is not a measure of performance under IFRS and you should not compare our ratio to other companies' ratios without considering the difference in calculation of the ratios. The item for which we adjust the average shareholders' equity of € 34,442 million for 2008 and € 36,134 million for 2007 are the average unrealized net gains on assets available for sale/average fair value adjustment on cash flow hedges, net of applicable tax of € 619 million for 2008 and € 3,841 million for 2007 and the average dividend accruals of € 1,743 million for 2008 and € 2,200 million for 2007. The dividend payment is paid once a year following its approval by the general shareholders' meeting.

[3] Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).

[4] Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

[5] Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

[6] Noncompensation noninterest expenses which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

[7] The Tier 1 capital ratio shown for 2008 is pursuant to the German Banking Act ("KWG") and the Solvency Regulation ("Solvabilitätsverordnung") which adopted the revised capital framework presented by the Basel Committee in 2004 ("Basel II") into German law, while the ratio presented for 2007 is based on the Basel I framework. Basel II Tier 1 capital excludes transitional items pursuant to KWG section 64h (3).

The Deutsche Bank Share

Useful information on the Deutsche Bank share

2008	
Change in total return[1]	(66.8)%
Share in equities trading (Xetra and Frankfurt Floor Trading)	5.6%
Average daily trading volume[2]	9.1 million shares
Share price high	€89.80
Share price low	€18.59
Dividend per share (proposed for 2008)	€0.50

As of December 31, 2008	
Issued shares	570,859,015
Outstanding shares	562,666,955
Share capital	€1,461,399,078.40
Market capitalization	€15.89 billion
Share price[3]	€27.83
Weighting in the DAX	3.6%
Weighting in the Dow Jones STOXX 50	0.82%

Securities identification codes

Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	U.S.$
WKN	514 000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Share price based on Xetra.
[2] Orderbook statistics (Xetra).
[3] Xetra – closing price.

Dear Shareholders,



Dr. Josef Ackermann
Chairman of the Management Board and the Group Executive Committee

2008 was the most difficult year our industry has experienced in recent times. The credit crisis, which began in the second half of 2007, continued to affect our environment during 2008, and in September entered a new and more severe phase with the collapse of a large U.S. investment bank. This event triggered a sudden and significant deterioration in market conditions. The global financial system came under extreme stress, with acute shortages of liquidity, sharp reductions in interbank lending, and further pressure on credit markets. Equity markets experienced heavy falls and extreme volatility. In response, governments and central banks in the worlds' major economies intervened on an unprecedented scale to support both markets and individual financial institutions.

These extraordinary conditions severely impacted the banking industry, and Deutsche Bank was no exception. After remaining profitable throughout the earlier part of the crisis, Deutsche Bank reported a net loss of €4.8 billion for the fourth quarter, and consequently a full-year net loss of €3.9 billion. These results were driven primarily by weaknesses in particular business areas which were exposed by the extreme conditions of the fourth quarter. As always, we were conservative in our election of the 'fair value' option on our own debt. If we had elected to use this option on all own debt, we would have booked an additional €5.8 billion of profit before taxes in the year 2008. We succeeded in maintaining a solid capital ratio, and our funding and liquidity position also remains strong; however, in the light of the weak 2008 results we have initiated comprehensive corrective measures in the areas concerned.

The Corporate and Investment Bank recorded a loss before income taxes of €7.4 billion in 2008, driven by a pre-tax loss of €8.5 billion in our Corporate Banking & Securities business. This result principally reflects the impact on our business model of the market conditions in the fourth quarter. The relationships between assets and corresponding hedging instruments broke down, volatility and correlation across asset classes reached exceptionally high levels, and liquidity became very scarce, leading to distortions in pricing. In our Sales & Trading businesses, we recorded significant losses in credit trading, equity derivatives, and equities proprietary trading. These losses were in large part attributable to substantial proprietary trading activity, the absolute size of some positions, and the complexity of some highly-structured products. Losses in these areas more than offset strong results in more liquid, 'flow' trading businesses including foreign exchange, money markets and commodities. Our Corporate Finance business was impacted by write-downs in leveraged loans and loan commitments, and lower market activity in M & A and equity origination, but significantly reduced legacy exposures in leveraged finance and commercial real estate during the year, and gained market share in global M & A. Our Global Transaction Banking business turned in a pre-tax profit of € 1.1 billion, up 17 %, reflecting record results in trade finance and cash management, and underlining the strength and resilience of this business even in challenging conditions.

Private Clients and Asset Management was also affected by the difficult market conditions. Pre-tax profit for 2008 was € 420 million, substantially down from 2007. This decline principally reflects a loss of € 525 million in our Asset and Wealth Management business, driven by significant specific charges in Asset Management, including impairments on certain assets and cash injections into European money market funds. Lower equity market valuations negatively affected revenues from performance fees while sharp declines in the real estate market impacted our alternative asset management business. Despite a very difficult environment, Private Wealth Management remained profitable for the year, and attracted net new client money of € 10 billion.

Private & Business Clients produced profits of € 945 million for the year, down 18 % compared to 2007. This decline principally reflects lower customer activity in brokerage and portfolio management products in the fourth quarter, coupled with a rise in loan loss provisions driven by a more difficult credit environment. Nevertheless, we will strengthen our private clients business with the recently closed acquisition of a minority stake in Deutsche Postbank, together with the exclusive option to acquire a majority holding. This gives us an option to create one of Europe's leading retail banking platforms, which would reach nearly 30 million clients, and enjoy a position of clear leadership in Germany. In order to capture near-term opportunities, we have also sealed a co-operation agreement with Deutsche Postbank, which aims to unlock cost and revenue synergies worth over € 100 million across our two platforms.

Faced with the described exceptional conditions, we have moved swiftly to reposition our platform. In our Sales & Trading businesses, we have closed proprietary trading desks and significantly reduced our overall exposure to proprietary activity. We have scaled back resources dedicated to highly illiquid businesses, and sharpened our focus on liquid, 'flow' businesses which have continued to perform very well. We also significantly reduced balance sheet in key areas, cutting non-derivative trading assets by € 319 billion during the fourth quarter alone. In Corporate Finance, we have repositioned our Leveraged Finance and Commercial Real Estate businesses, while making selective investments in certain industry segments and advisory capabilities which will be in demand as financial institutions and corporate clients seek to recapitalise and restructure in tougher economic conditions. We remain firmly committed to advising and financing our mid-cap clients in Germany. In Asset Management, we are reengineering our platform to restore operating leverage in response to the pressure on asset valuations which continue to impact revenues. In Private Wealth Management, we will launch productivity and efficiency measures while also continuing to grow our business organically in a focused manner. In Private & Business Clients, we will continue to implement our Growth and Efficiency Program across Germany and other European markets, and pursue our co-operation agreement with Deutsche Postbank.

As we look forward in 2009, our industry continues to face significant challenges. A global economic downturn affects all our client segments, and financial markets remain under pressure. Nevertheless, we are confident that Deutsche Bank is correctly positioned to weather these difficult conditions. We were able to increase our Tier 1 capital by nearly €3 billion in the course of 2008. Therewith, at the end of the year, our BIS Tier 1 ratio was 10.1 % - higher than at the beginning of the credit crisis. Our funding and liquidity position was very strong at the end of the year, with the result that our 2009 capital market funding requirements are well below the amounts we raised in 2007 or 2008. We made progress in reducing our balance sheet leverage ratio, which stood at 28 at the end of the year, thanks to substantial reductions in non-derivative trading assets. We significantly reduced legacy exposures in our trading book, including positions in leveraged finance and commercial real estate. At this stage, we do not see any requirement for raising new capital from whatever external source.

Our business model remains valid. The capital markets remain essential to the functioning of the global financial system, and investment banking therefore remains an essential service for corporations and institutions. Furthermore, the same fundamental long-term trends continue to support the investment management business: private retirement planning remains essential for ageing populations in mature economies, and wealth creation continues, albeit more slowly, in the world's emerging economies. We remain firmly convinced that Deutsche Bank's identity - a leading global investment bank with a strong private clients franchise – positions us well to emerge stronger from this crisis. At the time of writing, I am pleased to report that we have made a good start to 2009.

As a sign of our confidence in Deutsche Bank's future, and of our commitment to our shareholders, the Management Board and Supervisory Board recommend a dividend of 50 cents per share to this year's AGM.

We are very disappointed at our loss in 2008, but absolutely determined to take all necessary measures to restore Deutsche Bank to the path of profitability and performance for shareholders. We are convinced that the decisive action we have taken, and the strength of our platform, combined with the right business model, enable Deutsche Bank to face the future with confidence. Thank you for your continued support.

Yours sincerely,

Dr. Josef Ackermann
Chairman of the Management Board and
the Group Executive Committee

Frankfurt am Main, March 2009

Group Executive Committee


1
2
7

1
Stefan Krause, born 1962
Management Board member since 2008. Chief Financial Officer, responsible for Finance, Tax, Corporate Insurance, Investor Relations, Audit and Operations of Securities Settlement according to MaRisk*.

2
Rainer Neske, born 1964
Head of Private & Business Clients.

6
Dr. Hugo Bänziger, born 1956
Management Board member since 2006. Chief Risk Officer, responsible for Risk Management, Legal, Compliance, Corporate Security, Treasury and Corporate Governance.

3
Dr. Josef Ackermann, born 1948
Management Board member since 1996. Chairman of the Management Board and the Group Executive Committee, responsible for Corporate and Investment Bank, Private Clients and Asset Management, Corporate Investments, Regional Management as well as Communications & Corporate Social Responsibility, Corporate Development and Economics.

7
Anshu Jain, born 1963
Head of Global Markets.

* Minimum requirements for risk management according to Federal Financial Supervisory Authority (BaFin).


4


5


8


10

4
Hermann-Josef Lamberti, born 1956
Management Board member since 1999. Chief Operating Officer, responsible for Human Resources, Information Technology, Operations (excluding Securities Settlement according to MaRisk*), Cost and Infrastructure Management, Building and Facilities Management as well as Purchasing.

8
Michael Cohrs, born 1956
Head of Global Banking.

5
Kevin Parker, born 1959
Head of Asset Management.

9
Pierre de Weck, born 1950
Head of Private Wealth Management.

10
Jürgen Fitschen, born 1948
Global Head of Regional Management. Chairman of the Management Committee Germany.

Members of the Management Board of Deutsche Bank AG.





We have been a shareholder of Deutsche Bank for more than 20 years. We believe that Deutsche Bank will emerge stronger from the crisis and is committed to sharing its long-term success equitably with all stakeholders.

Yoshinobu Tsutsui, Managing Director, Nippon Life Insurance Company, Tokyo

Deutsche Bank Group

01

Comparatively stable in a time of crisis

Deutsche Bank's business model combines global investment banking activities with a strong, profitable and growing retail business, especially in Europe and Asia. In the light of the most severe financial crisis experienced in decades, this broad base is the key to securing a certain level of stability in the development of the company.

Management structure

The Management Board of Deutsche Bank AG has as its prime responsibility the Group's strategic management, resource allocation, financial accounting and controlling, capital and risk management, and internal controls. The Management Board is supported in the performance of its leadership and oversight duties by functional committees which are chaired by Management Board members, and by the Corporate Center.

In April 2008, Stefan Krause joined the Management Board of Deutsche Bank AG; with effect from 1 October 2008, he assumed the position of Chief Financial Officer as successor to Anthony Di Iorio, who retired, as planned, on this date.

The Group Executive Committee (GEC) is made up of the members of the Management Board, the heads of the five core businesses, and the head of Regional Management. The GEC supports the Management Board in its decision-making. At regular meetings, it reviews developments within the businesses, discusses matters of Group strategy and formulates recommendations for the Management Board. Josef Ackermann chairs both the Management Board and the GEC.

Functional Committees		
Group Executive Committee Management Board Business Heads/Regional Head		
Corporate and Investment Bank	Corporate Investments	Private Clients and Asset Management
Regional Committees		

Group Divisions

Deutsche Bank's Group Divisions are: the Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

Corporate and Investment Bank

CIB is responsible for Deutsche Bank's capital markets business, comprising the origination, sales and trading of capital markets products including debt, equity, and other securities, together with our corporate advisory, corporate lending and transaction banking businesses. Our clients are institutions, both public sector, including sovereign states and supranational bodies, and private sector entities, from medium-sized businesses to large multinational corporations.

CIB is subdivided into two Corporate Divisions: Corporate Banking & Securities (CB & S) and Global Transaction Banking (GTB).

Corporate Banking & Securities comprises our Global Markets and Corporate Finance businesses, and covers Deutsche Bank's origination, sales and trading of securities, corporate advisory and M & A businesses, together with other corporate finance activities.

Global Transaction Banking covers Deutsche Bank's trade finance, cash management and trust & securities services businesses and serves both financial institutions and corporate clients.

Corporate Finance and Global Transaction Banking are together named Global Banking.

Private Clients and Asset Management

PCAM comprises two Corporate Divisions: Asset and Wealth Management and Private & Business Clients.

Asset and Wealth Management comprises two Business Divisions: Asset Management and Private Wealth Management. Asset Management provides retail clients across the globe with mutual fund products through our DWS and DWS Scudder franchises. Asset Management also provides institutional clients, including pension funds and insurance companies, with a broad range of services such as traditional asset management, alternative assets, sophisticated absolute return strategies and real estate asset management. Private Wealth Management serves high net worth individuals and families worldwide. We provide these very discerning clients with a fully-integrated wealth management service, encompassing portfolio management, tax advisory, inheritance planning and philanthropic advisory services.

Private & Business Clients (PBC) provides private individuals and small to medium-sized businesses with a full range of traditional banking products, including current accounts, deposits and loans, investment management products and business banking services. Outside Germany, PBC has for some years operated in Italy, Spain, Belgium and Portugal, and more recently in Poland. We are also making focused investments in fast-growing Asian markets, for example in China and India.

Corporate Investments

The Corporate Investments Group Division covers our industrial shareholdings, certain bank-occupied real estate assets and other non-strategic holdings.

Impact of financial crisis

2008 was characterised by the escalating financial crisis. Conditions in the credit markets, which were already very difficult in the second half of 2007, deteriorated further as did the overall liquidity situation in the financial system. In September, market confidence was deeply shaken by the collapse of a major U.S. investment bank. Equity markets suffered some of the steepest falls on record, and liquidity was severely reduced.

Governments and central banks responded to the crisis with interventions on an unprecedented scale to recapitalize major banks, inject ample liquidity into the markets, drastically reduce interest rates, improve protection for depositors or provide state guarantees, as well as stimulate inter-bank lending and purchase troubled assets.

In an extremely difficult market environment, Deutsche Bank suffered substantial losses. Although they were serious, at no point did they jeopardize Deutsche Bank's existence. We closed 2008 with net losses of €3.9 billion. However, we were able to increase our regulatory Tier 1 capital by almost 3 billion to €31.1 billion. In this respect, Deutsche Bank has demonstrated its strength and stability compared with many of its competitors.

We initiated immediate countermeasures to expand our capital and funding base: our target BIS Tier 1 ratio has been raised to 10%, key parts of our balance sheet and our balance sheet leverage ratio have been reduced and we have diversified and improved the quality of our funding base. In addition, we have cut our risk exposure in key legacy positions.

Medium-term growth strategy

We regard the current financial crisis as very serious, but we are convinced that Deutsche Bank can emerge stronger. Our business model remains fundamentally intact. Our medium-term strategy remains committed to exploiting the growth potential in all of our core businesses, while also making adjustments to our platform to take account of the market upheavals we have recently witnessed. To this end, we aim to build on our broad-based business model.

Corporate Banking & Securities will be recalibrated. Investment banking remains one of Deutsche bank's core businesses. However, we will withdraw resources from areas in which a recovery seems unlikely in the near future. At the same time, we will be investing in growth areas, including some 'flow' trading businesses and commodities trading, corporate finance in certain industry sectors, and our German mid-cap business.

Global Transaction Banking, which has delivered strong growth, will step up the pace of its activities. We are concentrating mainly on new and growing markets, for example by continuing to expand the local trust & securities services businesses and the development of new products and solutions for our clients. Our aim is to achieve organic growth while monitoring acquisition opportunities.

Asset Management is focusing strongly on re-positioning its core business areas: retail, alternative investments, institutional investors and insurance asset management. In all core businesses, we are re-engineering in order to restore operating leverage in changed market circumstances. As a large provider with an extensive range of services, Deutsche Bank is also benefitting from the crisis-driven "flight to quality". We will also continue to globalise our DWS brand. PWM will take measures to improve its cost efficiency, while also capturing selective expansion opportunities.

In Private & Business Clients, the focus is on rolling out our growth and profitability program. We are expanding the branch network in Germany and other European countries and increasing efficiency in the mid and back-office. Our minority share in Deutsche Postbank offers considerable immediate-term opportunities for co-operation, which we are already taking advantage of.

Relatively robust business model

The current crisis has exposed weaknesses in some parts of our business model, which we have addressed with focused and decisive actions. Furthermore, our fundamental business model remains sound. With its diversified business portfolio and global franchise, its solid Tier 1 capital ratio and funding base, Deutsche Bank in 2008 has managed to increase its share in many businesses even in shrinking markets. However, revenues often were lower in absolute terms compared with 2007.

Global presence


New York
Frankfurt
London
Dubai
Singapore
Tokyo

● Regional major hub.
• Capital of country in which we are represented.

Responsible and transparent management and control of Deutsche Bank

Effective corporate governance is an important part of our identity. The essential framework for this is provided first and foremost by the German Stock Corporation Act and the German Corporate Governance Code, which was last amended in June 2008. Furthermore, since our shares are also listed on the New York Stock Exchange, we are subject to the relevant U.S. capital market legislation as well as the rules of the Securities and Exchange Commission (SEC) and New York Stock Exchange.

We ensure the responsible, value-driven management and control of Deutsche Bank through our system of corporate governance. It has four key elements: good relations with shareholders; effective cooperation between the Management Board and Supervisory Board; a system of performance-related compensation; and transparent, timely reporting.

Shareholders

Our shareholders are involved in decisions that are of material importance to the bank, as is legally required, including amendments to the Articles of Association, the appropriation of profit, the authorization to issue new shares and important structural changes. Deutsche Bank has only one class of share, with each share carrying the same voting right. To make it easier for our shareholders to exercise their voting rights, we support the use of electronic media for the Annual General Meeting. For example, shareholders can issue authorizations and their voting instructions to Deutsche Bank proxies via the internet.

Management Board

The Management Board is responsible for managing the company and exercises control over Deutsche Bank Group companies. It ensures that all provisions of law and company internal policies are abided by. The members of the Management Board together with the heads of Deutsche Bank's five core businesses, as well as the Head of Regional Management, form the Group Executive Committee. This committee analyzes the development of the business divisions, discusses matters of Group strategy and makes recommendations for decisions to be taken by the Management Board.

Supervisory Board

The Supervisory Board oversees and advises the Management Board in its management of the business. It appoints the members of the Management Board, and together with the Management Board, draws up its long-term succession plans. Major decisions affecting the bank require Supervisory Board approval. The Supervisory Board has specified the information and reporting duties of the Management Board. In addition to the Mediation Committee, which is to be formed as a legal requirement, the Supervisory Board has established a Chairman's Committee, an Audit Committee, a Risk Committee and a Nomination Committee. The committees' tasks are described in the Corporate Governance Report, which forms part of the 2008 Financial Report.

Performance-Related Compensation

The compensation of members of the Management Board is primarily aligned to their contribution to business performance and international industry standards. Part of the Management Board's compensation is equity-based, and this is driven by the performance of our share price relative to that of our peers. Compensation for members of the Supervisory Board comprises a fixed component as well as a variable component related to the dividend and earnings per share (based on a 3-year average). The chair and deputy chair of the Supervisory Board as well as the chair and members of the Chairman's, Audit and Risk Committees receive additional compensation.

In light of the global financial crisis, the members of the Management Board, the other members of the Group Executive Committee as well as the members of the Supervisory Board decided to voluntarily forgo their variable compensation components for the year 2008.

The compensation of each member of the Management Board and the Supervisory Board, as well as the structure of our remuneration system, are published in the Compensation Report (please refer to the Financial Report 2008, page 51 ff.).

Financial Reporting according to International Standards

Shareholders and the public are regularly kept up to date, above all, through the Annual Report, including the Consolidated Financial Statements, and the Interim Reports. Deutsche Bank Group's reporting is in accordance with International Financial Reporting Standards (IFRS). This provides for a high degree of transparency and facilitates comparability with our international peers.

Declaration of Conformity

On October 29, 2008, the Management Board and the Supervisory Board issued the annual Declaration of Conformity in accordance with § 161 of the German Stock Corporation Act. It states that Deutsche Bank complies with the recommendations of the Government Commission's German Corporate Governance Code with only one exception: the directors' and officers' liability insurance policy (D&O), specifically taken out to also include the members of the Management Board and the Supervisory Board, does not have a deductible.

Our complete Corporate Governance Report for 2008 can be found in our Financial Report 2008 (page 291 ff.). This report and other documents relating to Deutsche Bank's corporate governance, such as the terms of reference for the Management Board, the Supervisory Board and its committees, are available on the Internet at www.deutsche-bank.com/ir.

We continuously review our corporate governance in light of new events, statutory requirements and developments in domestic and international standards, and make the appropriate adjustments.

In difficult times, strong commitment to our shareholders, clients, staff and the community

In 2008, the unprecedented financial crisis presented Deutsche Bank with unexpected challenges, which called for innovative thinking and bold action. Our business model proved robust relative to some of our peers. But we could not prevent our shareholders, clients, staff and the communities in which we operate from having to bear losses and hardships, some of them heavy, as a consequence of extreme market turbulence. Deutsche Bank regards it as our duty to analyze these adverse developments self-critically and to take the necessary steps to eliminate the problems that have arisen and prevent them from recurring in the future.

Shareholders	Clients
Staff	Society

Shareholders

One of Deutsche Bank's prime tasks on behalf of its owners is to address the very negative development of its share price by gaining the support of the market. We identify the root causes of any losses and take corrective measures. The main objective is to have strong capital resources as well as to safeguard sources of revenue in the future. Risk management must also be refined so that we can recognize potential threats to our business earlier.

Clients

In difficult economic conditions, a reliable and competent partner is crucially important for our customers. This is what we aspire to be, with our well diversified business model and our performance culture. With innovative solutions, we help our clients achieve lasting success. In conditions of crisis, in which predicting the future is particularly prone to error, we develop robust ideas aimed at safeguarding our clients' future. In this respect, our attention is devoted both to our private customers and to our corporate and institutional clients.

Staff

Deutsche Bank's competence depends on the ability and commitment of its staff. We invest much in their professional and personal training, and in a positive working environment. Even in the present financial crisis, we have continued to recruit new talent. In cases where personnel adjustments are unavoidable, we act fairly in devising socially acceptable transitional arrangements and in searching for alternative employment within and outside our company.

Community

Corporate social responsibility is part of Deutsche Bank's mission and business model. In particular, it does not depend on short-term fluctuations in revenues. Even in difficult times, the community can rely on Deutsche Bank contributing more than just money to finding solutions to social problems. This includes our commitment to combating climate change as well as our unwavering support for our employees' corporate volunteering activities.

Shareholders

A dividend even in the difficult market environment.

Structural Data		2008	2007	2006
Number of shareholders		581,938	360,785	348,196
Shareholders by group in % of share capital[1]	Institutional (including banks)	71	86	86
	Private	29	14	14
Regional breakdown in % of share capital[1]	Germany	55	45	54
	European Union (excluding Germany)	25	31	30
	Switzerland	7	9	5
	U.S.A.	11	13	10
	Other	2	2	1

Key Figures	2008	2007	2006
Change in total return of Deutsche Bank share[2]	(66.8)%	(8.6)%	27.4%
Share in equities trading (Xetra and Frankfurt Floor Trading)	5.6%	5.7%	5.5%[1]
Dividend per share for the financial year (in €)	0.50[3]	4.50	4.00

Special Projects	
Capital increase	Placement of 40 million Deutsche Bank shares for €55 per share with institutional investors to acquire a minority stake in Deutsche Postbank AG.
Investor surveys	Regular analyses of institutional investors' perception of Deutsche Bank to gauge the Deutsche Bank share's attractiveness as an investment.
Share buyback program	Share buyback program 2007/08 completed.

[1] Figures rounded.
[2] Share price based on Xetra.
[3] Proposal for the Annual General Meeting on May 26, 2009.

Clients

Strong client relationships: more important than ever.

Structural Data		2008	2007	2006
Number of customers (rounded)				
Corporate and Investment Bank		53,100	56,900	54,200
Private Clients and Asset Management	Private & Business Clients	14,600,000	13,800,000	14,100,000
	Asset & Wealth Management			
	Retail Asset Management[1] (Germany/Luxembourg)	3,410,000	2,926,000	2,530,000
	Institutional Asset Management	2,300	2,400	2,300
	Private Wealth Management[2]	92,000	92,000	90,000

Key Figures		2008	2007	2006
Corporate and Investment Bank	Euromoney Poll of Polls, ranking	2	1	1
	Euromoney Primary Debt Poll, ranking	1	2	1
	Euromoney FX Poll, ranking	1	1	1
	Euromoney Awards for Excellence, number of awards won	21	31	21
	Risk, awards	3	–	2
Private Clients and Asset Management	Fund Awards[3] for DWS Investments as group winner			
	Germany	2	2	2
	Austria	–	1	1
	Switzerland	–	1	1

Special Projects	
Corporate and Investment Bank	Advisory services for the UK Treasury on the restructuring of the UK banking system.
	Acquisition of HedgeWorks, a full service hedge fund administrator in the U.S.
	Launch of Deutsche Card Services, which offers corporate clients card business services.
	Launch of innovative FX4Cash platform offering a broad range of foreign exchange and cash management services.
Private Clients and Asset Management	Acquisition of Taiwan Asset Management completed.
	Launch of a mutual fund distribution platform in India together with iFast.
	Private Wealth Management offices opened in Kolkata, India, and St. Petersburg, Russia.
	Launch of a substantial growth and efficiency program within Private & Business Clients.

[1] Number of accounts.
[2] Number of relationships excluding Private Client Services (U.S.A.).
[3] 2008: Morningstar and Lipper, 2007 and 2006: Standard & Poor's.

Staff

A solid employer during turbulent times.

Structural Data		**2008**	**2007**	**2006**
Staff (full time equivalents)[1]		80,456	78,291	68,849
Divisions	Private Clients and Asset Management	40.2%	39.9%	41.7%
	Corporate and Investment Bank[2]	18.7%	21.1%	21.0%
	Infrastructure/Regional Management	41.1%	39.0%	37.3%
Regions	Germany	34.7%	35.5%	38.3%
	Europe (excluding Germany), Middle East and Africa	28.7%	28.1%	29.1%
	Americas	15.3%	17.2%	17.0%
	Asia/Pacific	21.3%	19.2%	15.6%
Qualifications[3]	University degree	64.0%	64.4%	59.7%
	High school certificate	17.3%	17.4%	19.4%
	Other school degrees	18.7%	18.2%	20.9%
Age[3]	up to 24 years	9.9%	10.0%	8.9%
	25–34 years	35.5%	35.2%	34.7%
	35–44 years	31.7%	32.3%	33.8%
	45–54 years	17.9%	17.9%	18.3%
	over 54 years	5.0%	4.6%	4.3%

Key Figures	**2008**	**2007**	**2006**
Employee Commitment Index	74	71	68
Employees leaving the bank for a new job	7.3%	8.4%	7.0%
Training (expenses in € million)	127	129	130
Apprenticeship programs (expenses in € million)	41	41	40

Special Projects	
Deutsche Knowledge Institute (DKI)	Launch of a virtual university based in Singapore for the ongoing development of staff through executive education.
Maternity Coaching Program in the UK and U.S.	Comprehensive program including workshops, individual coaching and educational resources which focus on three distinct phases: prior to maternity leave, during maternity leave and reintegration upon returning to work.
Preventive health care program	All employees in Germany over the age of 40 are eligible for a free medical check-up every three years, every two years from the age of 50.

[1] Staff (full time equivalent) = total headcount adjusted proportionately for part-time staff, excluding apprentices and interns.
[2] Including Corporate Investments.
[3] Number of staff (headcount).

Society

More than money: building social capital.

Structural Data	2008	2007	2006
Number of countries in which Deutsche Bank operates (including offshore sites)	72	76	73

Key Figures (in € million)	2008	2007	2006
Spending by Deutsche Bank for social responsibility activities[1]	75.9	86.2	85.9
thereof:			
Deutsche Bank Americas Foundation	8.8	10.0	9.7
Deutsche Bank Corporate Social Responsibility UK	4.3	5.0	5.0
Deutsche Bank Asia Foundation	3.7	2.6	1.2
Spending by endowed Deutsche Bank foundations	6.4	6.6	10.2
Deutsche Bank Foundation	5.0	5.4	9.0
Other foundations	1.4	1.2	1.2
Total	**82.3**	**92.8**	**96.1**

Special Projects	
Ensuring viability	Renovation of Deutsche Bank's Head Office, transforming it into one of the world's most environmentally friendly high-rise buildings.
Committing ourselves	Launch of the "Corporate Community Partnership" program that offers paid leave to employees who volunteer to assist microfinance institutions with their professional know-how.
Creating opportunity	Community development programs that create affordable housing and improve the infrastructure of low-income urban neighbourhoods in the U.S.A.
Fostering creativity	600 works of art from the Deutsche Bank Collection handed over to the Staedel Museum in Frankfurt am Main on permanent loan.
Enabling talent	Support for the "Pratham India Education Initiative", which aims to eliminate illiteracy among India's children by 2010.

[1] New, more comprehensive calculation base; previous years restated.





Deutsche Bank trusted me, when I built up my company.
I now trust Deutsche Bank as advisor for my private wealth.

Ian K. Karan, Hamburg

Stakeholders

02

Statements relating to Deutsche Bank's competitive position, market share or ranking are based largely on external sources, including industry publications (e.g. Euromoney, the Banker, etc.) and specialist information providers (e.g. Thomson Reuters, Dealogic, Bloomberg, etc.).

Significant falls in equity markets

Trust deeply shaken in the international equity markets

The year 2008 was marked by a remarkable intensification of the financial market crisis in the fourth quarter. Conditions in the credit markets, which had already become very difficult in 2007, deteriorated further, and liquidity in the financial system became scarcer than ever. The collapse of a major U.S. investment bank in September 2008 deeply affected market confidence. Equity markets, which had performed somewhat better than credit markets up to this point, fell sharply around the world. Governments and central banks responded with intervention on an unprecedented scale. Several support measures and rescue packages were implemented, while central banks sought to ensure liquidity for the wider economy. Furthermore, the prospect of a global recession steadily increased.

The Euro STOXX 50 index declined 44.3% over the course of 2008, while the leading German index, the DAX, suffered a decline of 40.4%, after a five-year period of gains, and closed the year at 4,810 points. In Germany, this was the largest percentage drop since 1949, except for 2002, when the DAX lost 3.5 percentage points more. No sector was spared from falling share prices in 2008, but the banking industry was affected the most severely. Consequently the Deutsche Bank share price declined by 68.9% and closed the year at €27.83. Numerous German and European bank shares dropped even further in 2008.

Market turbulence impacts our share

In addition to the price declines in the wake of the financial crisis, the extreme share price volatility, in particular, was without precedent. Thus the Deutsche Bank share experienced its largest one-day gain in Xetra trading ever, a gain of nearly 24% on November 24, while the biggest one-day loss on record was on October 10 at just over 16%. The year's high was on the very first day of trading at €89.90, while the low for 2008 was in November at €18.59. This degree of volatility in our share price has not been seen for decades.

Shareholder structure

In % of share capital at year's end



100
60
20
82
18
84
16
86
14
86
14
71
29
04
05
06
07
08
Institutional shareholders (incl. banks)
Private shareholders

In this extraordinarily difficult market environment, Deutsche Bank's operating results were negative. However, we have confidence in the bank's future earnings potential and will therefore recommend a dividend of €0.50 per share to the Annual General Meeting 2009. With this dividend, we also want to acknowledge the loyalty of our shareholders, above all, of our many private investors.

Market deterioration reduces long-term return

Although the Deutsche Bank share price held up well compared to that of other international peers, its very weak performance during the year significantly impaired the return on investment, also from a long-term perspective. An investor who bought Deutsche Bank shares for the equivalent of €10,000 at the beginning of 1980, reinvested dividends and subscribed to capital increases without injecting additional funds would have held a portfolio worth €50,533 at the end of 2008. This corresponds to an average annual return of 5.7%. Above all due to the crisis year 2008, our share underperformed the DAX, which has risen by 8.1% per year on average since the start of 1980.

Lower market capitilization

Although the number of buy and sell transactions in our share increased by nearly 50% in 2008, this development has been outweighed by the decline in the share price and consequently the volume of trading fell by around € 50 billion to € 227 billion, the second highest among all shares in the DAX. At the end of 2008, our share capital was based on 570,859,015 no par value shares, nearly 40 million more than at the end of 2007. Due to a much lower year-end closing price than in 2007, our market capitalization declined to € 15.9 billion (2007: € 47.4 billion). The significant share price decline was also reflected at the end of the year in a much lower weighting in the DAX of 3.6%. All financial sector stocks, which had been among the heavyweights in the DAX for years, were affected by this development.

Private investors increase their participation

The number of our shareholders rose strongly during 2008, and by the end of the year we had 581,938 shareholders. This corresponds to an increase of more than 60% over the year and sets a new record level. These new shareholders are almost exclusively private investors based in Germany, and more than three-quarters of this increase took place in the fourth quarter. The pending introduction of a flat-rate withholding tax starting in 2009 probably played a role in this, along with the strong decline in the Deutsche Bank share price during the last three months of 2008. At the end of the year, nearly 99% of our shareholders were private investors, holding 29% of the share capital (2007: 14%) of € 1,461,399,078. On the other hand, institutional investors (including banks) reduced their holdings to just 71% (2007: 86%). Increased interest in our share on the

Strong increase in number of shareholders

In thousands at year's end


700
350
468
412
348
361
582
04
05
06
07
08

Long-term value


1,900
1,600
1,300
1,000
700
400
100
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08

Total Return Index, beginning of 1980=100, quarterly figures.
– Deutsche Bank
– DAX
Source: Datastream

Voting presence at the General Meeting

In % of share capital


45
30
15
32
25
41
43
33
04
05
06
07
08

part of private investors was also reflected by the higher percentage of shares held in Germany of nearly 55% (end of 2007: 45%). Abroad, institutional investors, above all, based in Switzerland, the U.K. and U.S.A. sold our share on balance in 2008.

Deutsche Bank shares remain in almost complete free float. As of December 31, 2008, the large shareholders known to us that are subject to the reporting threshold of 3%, were AXA S.A. (France) with 5.36% and Credit Suisse Group (Zurich) with 3.86%.

Considerable interest in our Annual General Meeting

Six thousand shareholders attended our Annual General Meeting on May 29, 2008, in the Frankfurt Festhalle, 1,000 more than in the year before. The Management Board Chairman's customary report on the development of business was followed by an intensive question-and-answer session between shareholders and management on Deutsche Bank's current position and prospects. The Annual General Meeting approved the resolutions on the Agenda by large majorities. 33.2% of the equity participated in the voting versus 42.5% in 2007. This decline was partially due to the fact that fewer foreign shareholders were able to participate in voting for technical reasons, following a change in one agenda item at short notice.

Share buyback program concluded

At the Annual General Meeting on May 29, 2008, the shareholders again authorized us to re-purchase our own shares in a volume equivalent to up to 10% of the share capital. As a result, this authorization replaced the one from 2007. The Management Board also resolved to conclude the share buyback program 2007/08. To date, the bank has not made use of the current buyback authorization.

As a result of the share buyback program implemented between May 30, 2007, and May 29, 2008, Deutsche Bank repurchased a total of 7,155,200 shares or 1.4 percent of the share capital. In total, this is equivalent to a value of €724 million. This also included 200,000 shares acquired through the sale of put options.

From the start of our first share buyback program in mid-2002 until the end of May 2008, we repurchased a total of 223 million shares worth €14.8 billion and cancelled 118 million Deutsche Bank shares with a value of €7.2 billion.

As of December 31, 2008, the number of shares held in Treasury from buybacks totalled 8 million. This figure stems from 29 million shares at the beginning of the year, plus 1 million shares from buybacks, less 6 million shares to cover share-based compensation plans, and 16 million shares sold. Since our Annual General Meeting in 2007, we have not cancelled any shares.

Capital increase

In the context of our acquisition of a minority shareholding in Postbank AG, we sold 40 million new shares to institutional investors through a private placement. At a price of €55 per share, the gross proceeds amounted to around €2.2 billion. In 2008, we enhanced our Tier 1 capital ratio by approximately €3.9 billion through the conversion of four subordinated bonds categorized as supplementary capital that we issued in 2007 and 2008.

Internet service expanded

Following our highly successful campaign in 2007, again as part of a prize draw, we asked our shareholders in 2008 to allow us to send them the Annual General Meeting documents in electronic form in future. Through electronic delivery, we save costs and help protect the environment. The response was very positive: we received around 13,600 new e-mail addresses, which means that we will be sending a combined total of 20,400 paperless invitations to the Annual General Meeting in 2009 through the internet.

Furthermore, our shareholders increased their use of our convenient internet service again in 2008 (7,900 versus 6,700 in 2007). Shareholders can take advantage of this service to order admission tickets for the Annual General Meeting or issue powers of attorney and their voting instructions to our company proxy.

Expanding our contact with investors

In 2008, the Investor Relations team fulfilled investors' and analysts' greater demand for information in connection with the financial crisis in numerous ways. We hosted discussions with investors at more than twice as many individual and group meetings (495 meetings versus 230 in 2007) as well as 11 international securities conferences, in most cases with members of the Management Board. As part of analyst and telephone conferences, we regularly reported on the development of Deutsche Bank's business and its strategy. We intensified our discussions with fixed-income investors as well as with investors who are increasingly making their investment decisions on the basis of sustainability criteria.

We respond to the questions and suggestions of our private investors primarily through our toll-free shareholder hotline and the internet. Anyone who is interested can obtain comprehensive information about our company from our website and use our interactive tools, for example, to analyze and compare the Deutsche Bank share price. All investor relations events are announced in advance and then broadcast live and in full through the internet. Furthermore, twice a year we discuss our financial results and company strategy in an internet chat.

Adjustments to credit ratings

In the wake of the financial crisis and the losses connected with it in many cases, the rating agencies reviewed and adjusted the ratings of all major banks worldwide. This was also true for Deutsche Bank, although many of our peers were more significantly impacted. Standard&Poor's lowered Deutsche Bank's long-term rating in 2008 in two steps to A+ with a stable outlook. On the other hand, our long-term rating was left unchanged by Moody's (Aa1) and Fitch Rating (AA–) in the reporting year, although the outlook was reduced to negative and stable respectively.

Regional distribution of share capital

In % at year's end 2008


55% Germany
25% Europe (excl. Germany)
11% U.S.A.
7% Switzerland
2% Other

Market turmoil causes losses

Global Markets: maintaining leadership in interest rate derivatives

Market share in %


11.1
11.6
11.6
12
6
1
1
1
06
07
08

☐ Ranking in peer comparison
Source: Greenwich Associates

For the Corporate and Investment Bank (CIB) Group Division, 2008 was an extremely difficult year, with by far the most important influence being the intensifying global financial crisis. Taken in total, the very substantial effects on our business were both positive and negative; on balance, however, the effect was predominantly negative.

CIB comprises the two Corporate Divisions: Corporate Banking & Securities and Global Transaction Banking. Corporate Banking & Securities consists of the Global Markets and Corporate Finance Business Divisions. Corporate Finance and Global Transaction Banking are combined under the name Global Banking.

Corporate Banking & Securities

Global Markets undertakes trading and product structuring across a wide range of financial products, including bonds, equities and equity-linked products, exchange traded and over-the-counter derivatives, foreign exchange, money market instruments, securitised instruments and commodities. The origination, underwriting and syndication of debt and equity securities are managed jointly by Global Markets and Corporate Finance.

Although the majority of 2008 was characterized by challenging market conditions in the aftermath of the subprime crisis, conditions changed suddenly and fundamentally in September with the collapse of a major U.S. investment bank. This event had a significant impact on financial markets throughout the world. Volatility reached unprecedented levels, hedging strategies became ineffective as interrelationships between different asset classes broke down, and markets suffered an acute lack of liquidity. This distorted market pricing and made reductions in risk exposures very difficult. Despite rapid and significant intervention by governments and central banks across the world, these exceptionally difficult conditions persisted throughout the rest of the year.

Excerpt from segment reporting (Corporate and Investment Bank[1])

The CIB Group Division ended the year 2008 with a loss before income taxes of €7.4 billion. The Corporate Banking & Securities Corporate Division reported a loss before income taxes of €8.5 billion, versus income before income taxes of €4.2 billion in 2007. This dramatic reversal reflects, above all, large mark-downs on credit market-related assets, significant losses in Sales & Trading businesses and falling revenues in the Origination and Advisory business. In contrast, the Global Transaction Banking Corporate Division was able to increase its income before income taxes by €0.2 billion to a record €1.1 billion. Lost discipline was sustained, while revenues rose by 7%, reaching a new peak level.

in € m.	**2008**	**2007**
Net revenues	3,078	19,092
Total provision for credit losses	408	109
Noninterest expenses	10,090	13,802
Income before income taxes	**(7,371)**	**5,147**
Return on equity (pre-tax) in %	(36)	25
Risk positions	249,744	237,026
Assets	2,047,181	1,800,027

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2008 (Management Report).

Against this backdrop, Global Markets' businesses enjoyed mixed results. Credit and equity proprietary trading sustained considerable losses, as did other credit trading. These losses reflected in part the size of our positions in an environment where hedging techniques became ineffective. Equity derivatives, in which Global Markets has built a leading position with both retail and institutional clients, was also severely impacted by extreme market volatility and by sustained high levels of correlation.

By contrast, in other businesses, Global Markets performed extremely well and further strengthened its franchise. Our foreign exchange business turned in a record year, and was voted No. 1 FX provider in Euromoney magazine's annual poll for the fourth year running. Our market share increased to 22 %, the highest ever achieved by any bank. In addition, we laid the foundations for future growth with the launch of some highly innovative products.

Interest rate trading also performed well, with continued strong revenues. Besides the positive performance of traditional interest rate products there was strong growth in inflation derivatives and life and pension products.

The commodities business performed strongly in 2008, with growth in customer activity thanks to sustained investment in this business in recent years. We expanded our range of investment products linked to commodities, launched some pioneering new instruments, and in December were voted "World's No.1 Commodity Derivatives House" in IFR magazine's highly-regarded annual awards.

Our prime services business also achieved notable success during the year, notwithstanding very difficult conditions for the hedge fund industry. In a poll of end users by Global Custodian magazine, we were voted the world's best prime broker.

Global Markets' reputation as a provider of tailored solutions to clients' problems was reflected, in the latter part of this year, by our appointment as an advisor to the UK government on its recapitalization of the UK banking sector.

Global Markets also moved decisively to address the challenges of the unprecedented market turbulence of the final quarter of 2008 and to recalibrate our business model to meet the needs of a changed environment. The credit proprietary trading desk was closed and we significantly reduced our exposure to equity proprietary trading. To improve efficiency, we lowered headcount and costs and aggressively reduced our use of balance sheet. Meanwhile we continued selectively to invest in key strategic areas such as commodities, cash equities and prime brokerage. We ended the year having made significant progress in our efforts to position ourselves for success in 2009.

Awards 2008
Euromoney
"FX House of the Year"
"Risk Management House of the Year"
Financial News
"Corporate Bond House of the Year"
"Debt Capital Markets House of the Year"
"Investment Banking Team of the Year"
Global Finance
"FX House of the Year"
International Financing Review
"Commodity Derivatives House of the Year"
IFR Asia
"Bond House of the Year"
"Derivatives House of the Year"
International Securitisation Report
"International Securitisation House of the Year"

Global Markets:
world leader in foreign exchange

Market share in %


20
10
12.2
16.7
19.3
19.3
21.7
2
1
1
1
1
04
05
06
07
08

☐ Ranking in peer comparison
Source: Euromoney FX Survey

Corporate Finance: strong market share increase in global M&A

Market share in %*


20
16.7
14.1
13.3
11.7
10
05
06
07
08

* Based on announced deals.
Source: Thomson Reuters

Awards 2008
Euromoney
"Best Equity House: North America; Sweden"
"Best Investment Bank: Western Europe; Central & Eastern Europe; Germany; Greece; the UK"
Euroweek
"Best Lead Manager of High Yield Bonds"
Financial Times and Mergermarket
"Financial Advisor of the Year: Europe"
"Financial Advisor of the Year: Germany"
Global Finance
"Best Equity Bank: Central & Eastern Europe"
"Best Investment Bank: Western Europe"
"Best M&A Bank: Western Europe"
Risk
"Credit Portfolio Manager of the Year"
The Asset
"Best Mid-Cap Equity House"

Corporate Finance is comprised of Mergers and Acquisition Advisory (M&A), Equity Capital Markets (ECM), Leveraged Debt Capital Markets (LDCM), Commercial Real Estate (CRE), Asset Finance & Leasing (AFL) and corporate lending services. All products and services are delivered to clients through regional and industry-based client coverage.

Thanks to its geographic diversity and strong client culture, Corporate Finance managed to withstand the financial crisis in 2008. Despite a significant decline in the global fee pool, we registered market share gains and growth in some key regions and products.

While M&A business declined considerably in 2008, we improved our market share in Europe, the Middle East and Africa (EMEA), and maintained our No. 1 market ranking in Germany. Our success in our home market is based on a client-focused structure and a diversified customer base among "Mittelstand" companies. In the Americas, we maintained our top 10 status, executing a number of high profile transactions during 2008. We improved our market position in Asia/Pacific, particularly in Australia and New Zealand. The region saw an increased focus on M&A transactions in 2008, predominantly in the financial and natural resources sectors.

With clients looking to trusted partners for strategic advice in difficult and volatile markets, Corporate Finance advised on several of the year's most prominent M&A transactions, including the largest UK transaction of 2008 and the largest consumer goods transaction of all time. Overall in M&A advisory, we maintained our global ranking of No. 8. In Europe, we gained market share and climbed from No. 7 to No. 4, based on the value of announced transactions. Our Americas advisory franchise continued to strengthen, improving its ranking from No. 8 to No. 5.

In 2008, ECM revenues were negatively impacted by lower issuance activity in the light of record volatility in the equity markets. However, we were involved in a number of key transactions, including the largest corporate rights issue of the year. DB continues to be a leader in product innovation and this year launched Europe's first Special Purpose Acquisition Company (SPAC) transaction. In the U.S., we executed the largest institutional equity registered direct transaction for a real estate company. In Asia, our investments in emerging markets have helped deliver a No. 1 position in IPOs, up from No. 5 last year and the No. 1 position in ECM in India, up from No. 11 last year.

Our LDCM franchise was significantly affected by credit market volatility in the wake of the financial crisis in 2008. Despite these challenging conditions Deutsche Bank continued to underwrite selective new business for strategic transactions where the risks and rewards made economic sense. Additionally, in a highly active secondary loan trading market, Deutsche Bank remained one of the primary market makers. Highlights include being a lead financier on the largest corporate acquisition in 2008. The dominant feature of the market in 2008, however, was the sell down of unsyndicated leveraged buyout transactions remaining on DB's books, accompanied by a significant decrease in issue volumes in Leveraged Finance.

In 2008, CRE was significantly affected by the global credit crisis and turbulence in commercial mortgage-backed securities (CMBS) markets. CRE successfully de-risked the globally traded whole loan portfolio to minimize losses. Deutsche Bank Berkshire Mortgage, a multi-family loan origination and servicing platform, had another year of strong results in 2008. In Japan, CRE became the No. 1 Seller of CMBS and received several awards including one from Euromoney and International Securitisation Report (ISR).

Our Asset Finance & Leasing (AFL) business remained stable in difficult market conditions, and we continued to build our growth areas, in particular renewable energy and infrastructure. In Spain, the world's largest photovoltaic park was completed, where Deutsche Bank assumed various responsibilities. We established a regional desk in Moscow to offer project and capital advisory services to large-scale infrastructure projects within Deutsche Bank's franchise in Russia. Furthermore, AFL closed a significant number of aircraft transactions and thus further strengthened our presence in this market.

Deutsche Bank: continued market leader in international bonds in euro

Market share in %


10
5
8.0
8.1
8.9
9.1
9.7
2
2
2
1
1
04
05
06
07
08

☐ Ranking in peer comparison
Source: Thomson Reuters

Global Transaction Banking

Global Transaction Banking (GTB) delivers commercial banking products and services for corporate clients and financial institutions, including domestic and cross-border payments, professional risk mitigation and financing for international trade as well as the provision of trust, agency, depositary, custody and related services. Business units include Cash Management for Corporates and Financial Institutions, Trade Finance and Trust & Securities Services.

Despite the financial crisis, 2008 was another record year for Global Transaction Banking. The business grew across all regions, with particularly strong growth in our European home market and the Asia-Pacific region alongside solid performance in the Americas, even under difficult market conditions.

Our Cash Management franchise cemented its leading position in Europe whilst delivering growth in particular in Asia. Our competitive and high quality operations enabled us to increase revenues. In terms of deposits, we benefited significantly from the "flight to quality". Innovative products such as FX4Cash in cross-currency payments, the launch of Deutsche Card Services through which we are expanding into the merchant acquiring business, our Single Euro Payments Area (SEPA) strategy and the introduction of a high value payment platform in Germany contributed to GTB's success.

Trade Finance delivered exceptionally strong momentum in the year under review, especially in Asia and Europe. The business was involved in structuring large deals from Eastern Europe and Russia and is focused on further expansion in this region. Trade Finance maintained its leading position as arranger of global trade finance loans. In response to market demand, we focused on the combined cash management and trade financing needs of our corporate customers, winning some notable financial supply chain management mandates.

Awards 2008
Asset Asian Awards
"Best Cash Management Specialist – Corporates, Asia"
Euromoney
"Best at Cash Management in North America"
Euromoney Trade Finance
"Best Forfaiting Bank"
"Best Supply Chain Finance Bank"
Global Custodian
"Highest scoring regional cross-border custodian in Asia and Central & Eastern Europe"
Global Finance
"Best Overall Bank for Cash Management Western Europe"
"Best Overall Bank for Payments and Collections"
Global Trade Review
"Best Global Structured Commodity Trade Finance Bank"
International Securitisation Report
"Trustee of the Year"
Trade and Forfaiting Review
"Best Export Finance Bank"

Global Transaction Banking: increasing deposits from corporates and institutions

In € bn.



103
100
95
78
72
64
50
04
05
06
07
08

Trust&Securities Services expanded its product and geographic reach in 2008. We acquired and integrated HedgeWorks LLC, a California-based hedge fund administration business, and opened new offices in Europe and Asia during the year. We completed the integration of the institutional custody business of Garanti Bank in the second quarter, and thus became a leading custody provider in Turkey. In addition, we extended our custody and related services to Portugal, Dubai and Abu Dhabi in 2008, bringing the number markets where we operate in this segment to more than 30. A custody, clearing and settlement service for carbon credits was also introduced. We won a number of American Depositary Receipt mandates and became a leading administrator for Sharia-compliant financing.

The financial crisis takes its toll

The Private Clients and Asset Management Group Division, or PCAM, comprises Deutsche Bank's investment management business for both private and institutional clients, together with our traditional banking activities for private individuals and small and medium-sized businesses.

2008 was not an easy year for PCAM. Total assets under management fell to €816 billion (from €952 billion at the end of 2007), primarily reflecting falling prices on securities markets worldwide and adverse currency effects. Despite deep-seated uncertainty among clients, we were able to acquire new assets of € 3 billion. Ultimately, though, we could not prevent the extremely difficult environment from impacting the division's results in various ways. Nevertheless, we are intent on strengthening PCAM as one of our major core businesses by making further investments in future growth, and we have taken corrective steps across all PCAM's businesses, repositioning our platform in an environment of lower market values, and emphasizing cost efficiency.

PCAM consists of two Corporate Divisions: Asset and Wealth Management and Private & Business Clients.

Asset and Wealth Management

The Asset and Wealth Management Corporate Division comprises two business divisions: Asset Management and Private Wealth Management. Asset Management serves retail clients with a full range of mutual fund and alternative investment products, and institutional clients with a fully integrated asset management offering. Private Wealth Management caters to wealthy individuals and families globally.

In 2008, the **Asset Management** Division continued to follow its strategy geared to long-term trends which are shaping the investment management industry, notwithstanding the negative impact of market turbulence in the near term. These long-term trends include an expanding market for retirement products, a shift away from a carbon-based economy and increasing wealth creation in emerging economies.

Asset Management: no.1 non-affiliated global insurance asset manager

In € bn. at year's end 2007


100
50
109.0

■ Deutsche Bank
■ Peers
Source: Insurance Asset Manager, latest data available in US-$

Excerpt from segment reporting (Private Clients and Asset Management[1])

The PCAM Group Division recorded income before income taxes in 2008 of €0.4 billion, which is €1.6 billion less than in 2007. This reduction was primarily due to the loss before income taxes of €0.5 billion in the Asset and Wealth Management Corporate Division. The decline reflects, in particular, the negative market developments in 2008, which led to significantly lower performance and asset-based fees as well as charges due to the market dislocations. The Private & Business Clients Corporate Division generated income before income taxes of €0.9 billion, with stable revenues versus 2007 and a higher provision for credit losses in the consumer finance business.

in € m.	2008	2007
Net revenues	9,041	10,129
Total provision for credit losses	668	501
Noninterest expenses	7,972	7,560
Income before income taxes	**420**	**2,059**
Return on equity (pre-tax) in %	5	24
Risk positions	53,533	85,586
Assets	188,785	156,767

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2008 (Management Report).

DWS: leading mutual fund company in Germany

Assets under management at year's end 2008 in € bn.


150
114.8*
100
50

*Including fund products of Deutsche Bank.
DWS
Peers
Source: BVI

Asset Management comprises four businesses: the retail mutual funds business (DWS Investments), alternatives (RREEF Alternative Investments), institutional asset management (DB Advisors) and asset management for insurance companies (Deutsche Insurance Asset Management). The Asset Management Division saw increasing outflows of funds in the course of the year. Assets under management stood at €463 billion at the end of 2008, down 17% from the previous year's figure of €555 billion. In line with the escalating financial crisis, more than half of this decline occurred in the fourth quarter alone.

Retail

Retail's mutual fund business had assets under management of € 152 billion worldwide at the end of 2008. The steep drop of 35% against the previous year was driven primarily by the drastic declines in financial asset prices caused by the financial crisis and net cash outflows. In our home market, Germany, DWS retained its long-standing No. 1 ranking in the retail mutual funds business in 2008. However, the exceptionally challenging market environment and the loss of confidence among investors left a deep mark, especially on our money market and fixed-income funds, leaving DWS with net outflows of € 13.9 billion and €9.0 billion, respectively. Both in Germany and elsewhere, DWS received numerous awards in 2008.

DWS established itself as the leading German provider of Riester products in 2008, selling over 554,000 new Riester contracts, accounting for a market share of nearly 34%. The DWS GO certificates platform registered inflows of € 162 million in 2008 and won several awards for its products. Thanks to a range of structured investment products tailored to the needs of the market, we attracted €5.2 billion in net new money from clients.

Our stake in joint venture partner Harvest Fund Management, China's third largest mutual fund company, was raised from 19.5% to 30% in 2008. In addition, we expanded our partnership with Harvest across all four Asset Management business lines. In the course of the reporting year we also acquired a 40% stake in UFG Invest, a top-ten asset manager in Russia.

Alternatives

Our alternative investments business was hit by the financial crisis in several ways. As a leading real estate asset manager, we were exposed to difficult conditions in the global real estate markets, while very challenging conditions in the hedge fund industry left their mark on our business in the fourth quarter. At the end of the year, RREEF Alternative Investments managed assets of €50 billion (2007: €58 billion).

We broke new ground in Hong Kong through the launch of three real estate securities funds for retail investors. In addition, RREEF launched its first real estate investment in India via a stake in a company primarily involved in residential projects. In Australia, we are a leading property securities manager, and two of our funds received top ratings in 2008. We strengthened our position in the U.S.A. through the acquisition of a minority interest in Rosen Real Estate Securities LLC.

Institutional

In 2008, we introduced a new brand – DB Advisors – for our global institutional business. We saw net inflows in virtually all product lines in 2008, and thus managed € 159 billion at the end of the year, a slight increase over € 158 billion at the end of 2007, despite falling equity market valuations during 2008. This satisfactory growth was achieved partly thanks to personnel and organizational measures designed to strengthen sales.We focused particularly on relationships with independent financial consultants, who in many countries are highly influential in advising institutional clients on their investment decisions.

Insurance

In 2008 this division also saw the launch of a new brand name – Deutsche Insurance Asset Management (Deutsche IAM). For the third year in a row, the division was named the world's leading manager of non-affiliated insurance assets by Insurance Asset Manager, a leading industry publication. As of December 31, 2008, assets under management amounted to € 102 billion, compared to € 105 billion at the end of 2007.

As the long-term outsourcing trend among insurers gathers momentum, we continue to see considerable potential for new partnerships with clients.

The **Private Wealth Management** Business Division (PWM) is one of the world's leading wealth managers, tailoring financial services to the individual needs of affluent and wealthy clients around the globe. With approximately 1,000 wealth advisors and 500 investment managers in 31 countries, it is a market leader in Germany, strong throughout Europe and growing rapidly in other regions, including Asia and the Middle East. In 2008 we strengthened our global presence and client proximity by opening offices in Kolkata, India and St. Petersburg, Russia. PWM now serves approximately 92,000 clients in 91 locations worldwide.

A strong focus on the needs of our clients is at the core of our business. Dedicated relationship managers use their investment expertise to meet the individual risk profile of each client, helping them to protect and grow their assets.

We complement our broad range of in-house products with a selection of the best third-party offerings. This means we can deliver a world-class, custom-tailored service to wealthy individuals, their families and select institutions. We offer advice on matters such as inheritance and estate planning, art and philanthropy, and also provide solutions for family offices and financial intermediaries. Strategic asset allocation is always at the center of our service.

Clients continued to place their trust in our business model throughout the financial crisis – in fact, we took advantage of the "flight to quality" to attract new clients. Despite difficult conditions in 2008, PWM attracted net new assets of € 10 billion after € 13 billion in 2007, although lower asset valuations and foreign exchange effects led to a decline in invested assets to € 164 billion. This is, measured against our peer group, a respectable performance. Our focus on risk management allowed us to take advantage of the risk-and-reward opportunities afforded by market dislocations.

Private Wealth Management: positive inflow of net new money

Net new invested assets in € bn.


15
5
6.3
9.1
15.2
12.9
9.6
04
05
06
07
08

Private & Business Clients: increasing number of clients

In mn. at year's end


13.3
13.4
14.1
13.8
14.6
15
5
04
05
06
07
08

In the Asia/Pacific region, PWM attracted net new asset inflows of €2 billion in 2008, matching last year's result. We secured approval from the China Banking Regulatory Commission for PWM in Shanghai to start providing Renminbi-denominated banking services. This allowed us to benefit further from growing demand for financial services in China. Our success was recognized externally when PWM topped the fourth annual Asiamoney Private Banking Poll in numerous categories.

Thanks to the use of innovative investment solutions, we delivered a strong performance in Germany. Successful strategies such as improving senior banker coverage and focusing on family and entrepreneurial wealth powered the continued growth of business. Individual tailored products that take account of the impact of the financial crisis were crucial in cementing our position as market leader – a position further underlined by inflows of net new assets of €3 billion in 2008 and by PWM winning €uro Magazine's Best Wealth Manager award for commercial and state banks.

Latin America, the Middle East, Africa and Europe together also attracted €3 billion NNA, profiting from the growth of offshore markets. The integration of Tilney secured a strong and valuable presence in the U.K., strengthening our business in the ultra high net worth clients and contributing to net new asset growth of €1 billion.

In the world's largest market for investment management, the U.S.A., PWM focused on entrepreneurs who have already created wealth or are in the process of doing so. In spite of a weakening U.S. dollar, we managed to achieve net new money of €1 billion.

In the face of a global market downturn, shaken confidence and a shortage of liquidity, PWM performed relatively well. We are therefore confident that we will emerge even stronger when market conditions improve.

Private & Business Clients

The **Private & Business Clients** Corporate Division (PBC) conducts business with private customers as well as small and medium-sized business clients in eight countries in Europe and Asia. PBC's range of products and services includes payment and current account services, mutual funds and securities, loans and investment management.

PBC has a total of 1,852 branches in Germany, Italy, Spain, Poland, Belgium, Portugal, India and China. The fixed sales network is reinforced by more than 3,300 independent financial advisors. We also work with numerous cooperation partners such as Deutsche Vermögensberatung (DVAG), the largest independent financial advisory firm in Germany, and BancoPosta, the financial services division of the Italian post office.

PBC is one of the corporate divisions at Deutsche Bank with the strongest revenues in 2008. Despite the growing turbulence on the financial markets, PBC reported very satisfactory annual results. In October, a comprehensive program was launched with the aim of significantly increasing the number of branches and advisors in the key European markets over the next four years and simultaneously improving the cost/income ratio.

In Germany, we offer our customers products and services at 774 Deutsche Bank and 60 Berliner Bank branches. Both brands stand for competent and comprehensive financial advice. In addition, at the 96 norisbank branches, we sell mainly consumer loans and standard bank products at reasonable prices. This extended brand spectrum allows us to pursue a differentiated approach towards our various client groups. In Germany, PBC increased the number of clients by 420,000 to more than 10 million. Overall, the number was up by 800,000 to 14.6 million. In addition, we acquired new client deposits totalling approximately € 19 billion.

In February 2009, Deutsche Bank acquired a minority shareholding in Deutsche Postbank from Deutsche Post. A cooperation agreement has already been sealed and will benefit both partners, particularly as their sales networks and client groups complement each other excellently and cost synergies can also be realized.

We also expanded our presence in our other European markets. In Italy, we opened 12 new Deutsche Bank branches, bringing the total to 261. The Prestitempo sales network through which Deutsche Bank distributes consumer loans and mortgages for private clients was extended to include 14 new branches.

In the fast-growing Polish market, we opened 14 new Deutsche Bank branches and 54 branches under the db kredyt brand, which means we now have 77 branches as well as 120 db kredyt shops in Poland.

In the Belgian market, we gained over 80,000 new clients and €3.2 billion in invested assets over the financial year. In Portugal, we also experienced further growth and opened 13 additional branches.

In India and China, too, PBC continued to grow in the year under review. We opened three new branches in India, where we now operate at 13 locations. In the credit card business, we increased our client figures to over 400,000. In September, PBC was granted a license to do business with private clients in the local currency in China. We increased our stake in Hua Xia Bank to 13.7 % and strengthened our cooperation with Hanoi Building Bank (Habubank) in Vietnam.

Private & Business Clients: rising number of branches in Poland

At year's end


197*
150
129*
62
50
52
31
04
05
06
07
08

*Including db kredyt shops (consumer finance).

Reduction in non-core assets

Declining industrial holdings

Cost base in € bn. at year's end


5
4
3
2
1
4.1
2.2
2.3
2.1
1.1
04
05
06
07
08

The Corporate Investments Group Division, or CI, covers our industrial shareholdings, certain bank-occupied real estate assets and other non-strategic holdings.

In 2008 we continued to divest certain non-core assets. At the end of 2008, Corporate Investments managed € 1.1 billion of assets related to industrial holdings and € 0.7 billion in other corporate investments. In November 2008, Corporate Investments participated in a liquidity facility for Hypo Real Estate Group, acquiring € 12.0 billion of collateralized notes.

Industrial holdings reduced

In 2008, we continued to reduce our remaining industrial holdings consisting largely of quoted German financial and industrial companies.

We sold all of our remaining holding of 1.7 % in Allianz SE. We also reduced our investment in Daimler AG by 1.7 % to 2.7 % and our investment in Linde AG by 2.8 % to 2.4 %. At the end of the year these stakes in Daimler AG and Linde AG represented our largest remaining industrial holdings as measured by market value.

Other holdings reduced

In 2008 we sold our indirect 8.2 % investment in Arcor AG & Co. KG to Vodafone Group Plc.

At the end of 2008, our other equity holdings largely comprised our 9.1 % stake in Atradius N.V. and our indirect 70.6 % stake in Varta AG, together with our holdings in Deutsche Venture Capital Funds and certain other fund investments.

Excerpt from segment reporting (Corporate Investments[1])

The Corporate Investments Group Division reported income before income taxes in 2008 of € 1.2 billion (2007: € 1.3 billion). Revenues included gains from the sale of industrial holdings, including Daimler AG, Allianz SE and Linde AG.

in € m.	2008	2007
Net revenues	1,290	1,517
Total provision for credit losses	(1)	3
Noninterest expenses	95	220
Income before income taxes	**1,194**	**1,299**
Risk positions	2,677	4,891
Assets	18,297	13,005

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2008 (Management Report).

Executive arm of the Management Board

As an integral part of the bank's Infrastructure area, the Corporate Center, with its strategy, risk management and control functions, supports the Management Board in the fulfilment of its executive duties for Deutsche Bank Group. The established set-up, whereby the functions are for the most part globally integrated into the business divisions but have their own, independent reporting lines, has proven successful over the years.

The Corporate Center is comprised of the central functions Finance, Audit, Tax, Legal, Risk & Capital, Investor Relations, Communications & Corporate Social Responsibility (CSR), Human Resources, Corporate Development and DB Research.

Corporate social responsibility

During 2008 we realigned the CSR program under the motto "More than money: Building social capital" with the aim of integrating Deutsche Bank's CSR activities even more closely into the core business. Numerous initiatives were then launched to further increase the loyalty to the bank of staff, clients and shareholders.

Our claim "A Passion to Perform" became even more widely recognized in 2008. Our staff identify very closely with the brand as well as with Deutsche Bank's corporate social responsibility activities.

Energy security and global climate change are issues of increasing importance for Deutsche Bank. Based on thorough research of these problems, DB Research proposed measures to slow the pace of climate change and mitigate its negative impact. In response to a proposal by the global Environmental Steering Committee, a decision was taken in September 2008 to make Deutsche Bank a carbon neutral company by 2012.

Requirements in 2008

The central functions Legal, Risk & Capital, Finance, Tax, Investor Relations and Communications faced particular challenges in 2008 due to the turbulence on the financial markets. These departments worked closely together supported by the economic analyses and risk assessments supplied by DB Research.

Despite the extremely adverse market environment, our Treasury ensured that Deutsche Bank had adequate liquidity reserves available at all times. Our stable funding base was enhanced by increased private client deposits which grew from € 124 billion to € 148 billion by the end of 2008. We increased our longer-term capital market issuance from € 103 billion to € 139 billion in the reporting year, to some extent already in anticipation of our requirements in 2009.

Deutsche Bank: total capital markets issues

In € bn. at year's end


150
100
50
74
76
81
103
139
04
05
06
07
08

A solid employer in turbulent times

Staff numbers

In thousands at year's end*


90
60
30
65.4
63.4
68.8
78.3
80.5
04
05
06
07
08

*Full-time equivalent

The major turbulence in the financial markets in 2008 had only a limited effect on the employment situation at Deutsche Bank. With 80,456 staff at year-end, the number of (full-time) employees worldwide was higher by 2,165 than 12 months earlier.

The biggest net increase in staff, of 2,535, came in our Infrastructure division which provides services for internal requirements. In this area new employees were recruited particularly in Asia. The continued expansion of our retail banking operations, above all in Poland and India, saw the number of employees in PCAM rise by a net 1,114. By contrast, the number of Investment Banking (CIB) staff was reduced by 1,476. This primarily affected those business areas in the UK and USA that are not expected to recover in the near term.

In total, at the end of 2008, 32,310 staff were employed in PCAM, 15,055 in CIB, including Corporate Investments, while 33,090 people worked in the Infrastructure division.

One of the most attractive employers

Competition for top talent continues even in the financial market crisis. In 2008 Deutsche Bank continued to work at improving its status as an "employer of choice". Comparative surveys by a range of institutes prove the success of our efforts: Deutsche Bank succeeded in increasing its attractiveness to university students in Germany, moving up 5 places from its 2006 position to reach rank 7. In the USA, Deutsche Bank advanced 30 places in a single year to rank 35 (Business Week's survey on the "Best Places to Launch a Career"). We also made it into the Top 10 of the "Vault Guide to the Top 50 Banking Employers" for the first time.

We continued to develop our award-winning career pages on the Internet, which has become the most important contact medium for young talent seeking jobs, expanding it to include interactive functions.

In an effort to strengthen our relationships with leading universities and to increase the level of awareness of Deutsche Bank in the academic world, in 2008 we launched an initiative through which Group Executive Committee members and senior members of regional management become involved at selected universities around the world.

2008 saw us emphasizing the topic of sustainability at recruitment fairs in Germany and Switzerland for the first time. In so doing, we aim to demonstrate to graduates that social responsibility and sustainable economic activity are of central importance to Deutsche Bank.

In addition, we introduced a special program in Germany enabling 79 students scheduled to graduate in about one year to obtain, through an eight week internship, insights into our business divisions and participate in numerous intensive seminars, training sessions and workshops. This gives the Bank the opportunity to gain the loyalty of the best students before they have completed their studies.

The pattern of age and length of service of Deutsche Bank employees changed only slightly in 2008. The number of apprentices was 1,462.

A broad range of attractive benefits

In addition to performance-based compensation, we offer our staff members worldwide a broad range of benefits. Particular attention was paid to maintaining and promoting health, including illness prevention, during the year under review.

Since March 2008 Deutsche Bank has been offering all its staff members aged 40 and over in Germany the opportunity to have an exclusive medical check-up, including an individual consultation on physical health, fitness and nutrition, carried out every three years. For staff aged 50 and over, the interval is reduced to every two years. Until the end of the year under review approximately 2,000 employees had made use of this benefit.

In many countries, staff experiencing problems in the professional and/or personal lives can avail themselves of a confidential counselling service provided by professional external advisors. This service is also open to our employees' family members.

There are also seminars available to prevent and deal with stress as well as specific sporting activities and physiotherapy. For many years, we have been assisting our employees in striking a balance between their professional and private lives. The options range from the flexible arrangement of working hours to childcare and finding staff to look after family members requiring care.

Investing in management staff

Staff development forms an essential part of our Human Resources activities. In addition to regional and divisional initiatives, we offer a Group-wide training program, covering topics dealing with banking and finance, management, personal and team development as well as corporate culture.

We also invested substantially in further management training in 2008. Additional seminars were introduced and the number of management training courses rose significantly, especially in the Asia/Pacific region. Particular efforts were made to prepare new internal management staff members for their additional responsibilities and to integrate external recruits more quickly into Deutsche Bank.

The expansion of our global Leadership Curriculum (professional development program for management staff) will be a priority in 2009. As Deutsche Bank's significant international presence requires the cooperation of many teams across countries and continents, we attach great importance to consistent, global training and to speaking the same management language. The individual programs are carried out in the various locations in line with the precept of "think global, act local".

Success through promoting talent and diversity

In 2008, we started, with the support of staff representatives, to gradually extend our "performance and potential" assessment in Germany, which previously had applied to management staff only, to include all non-tariff employees. The aim is to regularly review the performance and potential of all staff, develop strengths, and balance out any possible weaknesses. The results of this assessment are explained to the employee

Regional deployment of staff

In % at year's end 2008*


35% Germany
29% Europe (excl. Germany), Middle East and Africa
21% Asia/Pacific
15% Americas

*Full-time equivalent.

Employee Commitment Index

Index ceiling = 100


80
74
71
68
68
68
60
04
05
06
07
08

and converted into a concrete development plan. Staff benefit from more frequent and goal-oriented discussions with their managers as well as a defined career prospects. This process helps Deutsche Bank to promote talent and plan succession as transparently as possible.

We also support a range of specific networks such as "Women in European Business" in Frankfurt am Main and London, and "Women on Wall Street" in New York, which are open to our female employees. In addition to mentoring programs and a range of special training courses, our "Top Woman Initiative" was successful in the year under review. This global initiative supports women promoted to senior management positions in 2008 in their new role.

Staff surveys conducted annually across the Group to measure employee satisfaction with Deutsche Bank resulted in 2008 in the highest commitment index rating of 74 since we started the survey in 1999.

At Deutsche Bank, promoting diversity is an essential part of our corporate culture. We focus on performance, regardless of nationality, religion, skin color or ethnic background. We firmly believe that in the long run, a company like Deutsche Bank can continue to hold its ground in international competition only with a culturally diverse workforce working closely together across geographical borders. As an employer of people from 145 countries, we provide a motivating working environment that promotes inclusion, and as co-initiator of "The Charter for Diversity of Companies in Germany", we also foster diversity beyond Deutsche Bank.

More than money: building social capital

Deutsche Bank realigned its Corporate Social Responsibility (CSR) program in 2008. Our objective is to integrate social responsibility into Deutsche Bank's day-to-day operations and to make it part and parcel of the way we do business. It becomes particularly clear in difficult times that corporate responsibility and business success belong together.

At Deutsche Bank, we view corporate social responsibility as an investment in society and our own future. Our goal as a responsible corporate citizen is to build social capital. In doing so, our foremost social responsibility is to be internationally competitive, to be profitable, to earn money in the most socially responsible way possible and to grow as a company.

Sustainability: ensuring viability

The principles of the UN Global Compact have been firmly anchored in our corporate guidelines for years. Within the framework of our Sustainability Management System, certified in 1999, we always take account of environmental, social and ethical considerations in our business activities. Certification according to ISO 14001 was extended until 2011 during the year under review.

Climate change was a high priority for us in 2008. Currently, we are modernizing our headquarters in Frankfurt and creating the "greenest" skyscrapers in the world. We also launched a program to reduce the bank's carbon dioxide emissions by 20 percent annually. Our goal is to be carbon neutral by 2012.

Corporate volunteering: committing ourselves

Employee volunteering is a cornerstone of our CSR activities. We continued to expand our corporate volunteering program in 2008. As part of our global program Deutsche Bank specialists spent several weeks advising microfinance institutions. Our employees have demonstrated "A Passion to Perform" in all areas: in the year under review, they dedicated 35,738 days to volunteer work around the world, an increase of more than 80% in just one year.

Social investments: creating opportunity

Our social initiatives primarily aim to help people mobilize their own strengths. For more than 10 years, we have been developing microfinance instruments that enable people in developing countries to improve their quality of life. To this end, an aggregate loan volume of more than USD 1 billion has been granted to 2.2 million people so far. Furthermore, we are committed to improving the infrastructure of low-income communities and fast-growing mega-cities worldwide. The U.S. government has rated our community development initiatives in the U.S. as "outstanding" since 1992. And in 2008, the Alfred Herrhausen Society presented the "Deutsche Bank Urban Age Award" to a housing project for low-income segments of the population in São Paulo.

In 2008, Deutsche Bank established the Deutsche Bank Middle East Foundation in order to create an independent anchor for its commitment in the Middle East/North Africa region.

Strong increase in employee volunteering

In days


40,000
20,000
35,738
19,440
9,843
7,155
05
06
07
08

SAM sustainability rating 2008

Financial services companies
Index ceiling = 100


81
65
64
38
69
49
73
52
80
60
40
Eco-nomic criteria
Environ-mental criteria
Social criteria
Total

■ Deutsche Bank
■ Global Average
Source: SAM Research Inc., September 2008

Art: fostering creativity

Deutsche Bank's art collection is one of the world's largest and most significant corporate art collections and focuses on contemporary artworks on paper. Under the motto "Art Works", we made our collection even more easily accessible to the general public in 2008. We signed a contract for a permanent long-term loan of 600 pieces from our collection to the Staedel Museum in Frankfurt, which will exhibit them in its new extension to be opened in 2011. Both in the United States and the United Kingdom, Deutsche Bank was honored for its commitment to art. And in 2009, the Ethiopian artist Julie Mehretu will be featured throughout the year as a representative for all the young artists we support worldwide.

Education: enabling talent

The core focus of our education program is to promote equal opportunities and remove barriers. The "Compass for Studies" (Studienkompass) program, jointly launched by Deutsche Bank Foundation, Accenture Foundation and the Foundation of German Business, meanwhile helped to pave the way to university for 375 young people whose parents did not receive college education. Our cooperation with Deutsche Sporthilfe contributes to further strengthening the spirit of fair competition in today's society.

Our exclusive partnership with the Berlin Philharmonic Orchestra will be raised to a new level in 2009. Thanks to our support, the orchestra has been able to launch the "Digital Concert Hall", bringing a unique, global dimension to classical music: live concerts will be broadcast and recorded for worldwide transmission in high-definition quality on the internet (www.berliner-philharmoniker.de).

In 2008 Deutsche Bank again presented "365 Selected Landmarks in the Land of Ideas" that showcase Germany's innovative, scientific, social and cultural potential. The initiative focuses on individuals who challenge the status quo, have the courage to innovate, and demonstrate leadership.

For more information on our corporate social responsibility program, please see our CSR Report 2008.





Our success in Canada has been dependent upon understanding our clients' needs. In the current environment, Deutsche Bank can enhance its profile by intensifying its dialogue with clients.

Leigh Knowles, Deutsche Bank Securities Limited, Toronto

Consolidated Financial Statements

03

Statement of income

Statement of Income

in € m.	2008	2007	2006
Interest and similar income	54,549	64,675	58,275
Interest expense	42,096	55,826	51,267
Net interest income	**12,453**	**8,849**	**7,008**
Provision for credit losses	1,076	612	298
Net interest income after provision for credit losses	**11,377**	**8,237**	**6,710**
Commissions and fee income	9,749	12,289	11,195
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	8,892
Net gains (losses) on financial assets available for sale	666	793	591
Net income (loss) from equity method investments	46	353	419
Other income	568	1,286	389
Total noninterest income	**1,037**	**21,896**	**21,486**
Compensation and benefits	9,606	13,122	12,498
General and administrative expenses	8,216	7,954	7,069
Policyholder benefits and claims	(252)	193	67
Impairment of intangible assets	585	128	31
Restructuring activities	–	(13)	192
Total noninterest expenses	**18,155**	**21,384**	**19,857**
Income (loss) before income taxes	**(5,741)**	**8,749**	**8,339**
Income tax expense (benefit)	(1,845)	2,239	2,260
Net income (loss)	**(3,896)**	**6,510**	**6,079**
Net income (loss) attributable to minority interest	(61)	36	9
Net income (loss) attributable to Deutsche Bank shareholders	(3,835)	6,474	6,070

Earnings per Common Share

in €	2008	2007	2006
Basic	(7.61)	13.65	12.96
Diluted[1]	(7.61)	13.05	11.48
Number of shares in m.			
Denominator for basic earnings per share – weighted-average shares outstanding	504.1	474.2	468.3
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	504.2	496.1	521.2

[1] Includes numerator effect of assumed conversions.

Balance Sheet

Assets

in € m.	Dec 31, 2008	Dec 31, 2007
Cash and due from banks	9,826	8,632
Interest-earning deposits with banks	64,739	21,615
Central bank funds sold and securities purchased under resale agreements	9,267	13,597
Securities borrowed	35,022	55,961
Financial assets at fair value through profit or loss of which € 62 billion and € 179 billion were pledged to creditors and can be sold or repledged at December 31, 2008, and December 31, 2007, respectively	1,623,811	1,378,011
Financial assets available for sale of which € 464 million and € 17 million were pledged to creditors and can be sold or repledged at December 31, 2008, and 2007, respectively	24,835	42,294
Equity method investments	2,242	3,366
Loans	269,281	198,892
Property and equipment	3,712	2,409
Goodwill and other intangible assets	9,877	9,383
Other assets	137,829	183,638
Assets for current tax	3,512	2,428
Deferred tax assets	8,470	4,777
Total assets	**2,202,423**	**1,925,003**

Liabilities and equity

in € m.	Dec 31, 2008	Dec 31, 2007
Deposits	395,553	457,946
Central bank funds purchased and securities sold under repurchase agreements	87,117	178,741
Securities loaned	3,216	9,565
Financial liabilities at fair value through profit or loss	1,333,765	870,085
Other short-term borrowings	39,115	53,410
Other liabilities	160,598	171,444
Provisions	1,418	1,295
Liabilities for current tax	2,354	4,221
Deferred tax liabilities	3,784	2,380
Long-term debt	133,856	126,703
Trust preferred securities	9,729	6,345
Obligation to purchase common shares	4	3,553
Total liabilities	**2,170,509**	**1,885,688**

Shareholders' equity

Common shares, no par value, nominal value of € 2.56	1,461	1,358
Additional paid-in capital	14,961	15,808
Retained earnings	20,074	26,051
Common shares in treasury, at cost	(939)	(2,819)
Equity classified as obligation to purchase common shares	(3)	(3,552)
Net gains (losses) not recognized in the income statement, net of tax		
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(882)	3,635
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(349)	(52)
Foreign currency translation, net of tax	(3,620)	(2,536)
Total net gains (losses) not recognized in the income statement, net of tax	(4,851)	1,047
Total shareholders' equity	**30,703**	**37,893**
Minority interest	1,211	1,422
Total equity	**31,914**	**39,315**
Total liabilities and equity	**2,202,423**	**1,925,003**

Statement of Cash Flows

in € m.	2008	2007	2006
Net income (loss)	**(3,896)**	**6,510**	**6,079**
Cash flows from operating activities:			
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,084	651	352
Restructuring activities	–	(13)	30
Gain on sale of financial assets available for sale, equity method investments and other	(1,732)	(1,907)	(913)
Deferred income taxes, net	(1,525)	(918)	165
Impairment, depreciation and other amortization, and accretion	3,047	1,731	1,355
Share of net income from equity method investments	(53)	(358)	(207)
Income (loss) adjusted for noncash charges and other items	**(3,075)**	**5,696**	**6,861**
Adjustments for net increase/decrease/change in operating assets and liabilities:			
Interest-earning time deposits with banks	(3,964)	7,588	(3,318)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	24,363	5,146	(11,394)
Trading assets	(472,203)	(270,948)	(23,301)
Other financial assets at fair value through profit or loss	169,423	(75,775)	(19,064)
Loans	(37,981)	(22,185)	(14,403)
Other assets	38,573	(42,674)	(30,083)
Deposits	(56,918)	47,464	35,720
Trading liabilities	655,218	173,830	(38,865)
Other financial liabilities at fair value through profit or loss	(159,613)	70,232	41,518
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(97,009)	69,072	18,955
Other short-term borrowings	(14,216)	6,531	7,452
Other liabilities	(15,482)	21,133	30,079
Senior long-term debt	12,769	22,935	10,480
Other, net	(2,768)	(1,255)	527
Net cash provided by operating activities	**37,117**	**16,790**	**11,164**
Cash flows from investing activities:			
Proceeds from:			
Sale of financial assets available for sale	19,433	12,470	11,952
Maturities of financial assets available for sale	18,713	8,179	6,345
Sale of equity method investments	680	1,331	3,897
Sale of property and equipment	107	987	123
Purchase of:			
Financial assets available for sale	(37,819)	(25,230)	(22,707)
Equity method investments	(881)	(1,265)	(1,668)
Property and equipment	(939)	(675)	(606)
Net cash paid for business combinations/divestitures	(24)	(648)	(1,120)
Other, net	(39)	463	314
Net cash used in investing activities	**(769)**	**(4,388)**	**(3,470)**
Cash flows from financing activities:			
Issuances of subordinated long-term debt	523	429	976
Repayments and extinguishments of subordinated long-term debt	(659)	(2,809)	(1,976)
Issuances of trust preferred securities	3,404	1,874	1,043
Repayments and extinguishments of trust preferred securities	–	(420)	(390)
Common shares issued under share-based compensation plans	19	389	680
Capital increase	2,200	–	–
Purchases of treasury shares	(21,736)	(41,128)	(38,830)
Sales of treasury shares	21,426	39,729	36,380
Dividends paid to minority interests	(14)	(13)	(26)
Increase in minority interests	331	585	130
Cash dividends paid	(2,274)	(2,005)	(1,239)
Net cash provided by (used in) financing activities	**3,220**	**(3,369)**	**(3,252)**
Net effect of exchange rate changes on cash and cash equivalents	**(402)**	**(289)**	**(510)**
Net increase in cash and cash equivalents	39,166	8,744	3,932
Cash and cash equivalents at beginning of period	26,098	17,354	13,422
Cash and cash equivalents at end of period	65,264	26,098	17,354
Net cash provided by operating activities includes			
Income taxes paid (received), net	(2,495)	2,806	3,102
Interest paid	43,724	55,066	49,921
Interest and dividends received	54,549	64,675	58,275
Cash and cash equivalents comprise			
Cash and due from banks	9,826	8,632	7,008
Interest-earning demand deposits with banks (not included: time deposits of € 9,300 m. at December 31, 2008, and € 4,149 m. and € 8,853 m. at December 31, 2007 and 2006)	55,438	17,466	10,346
Total	**65,264**	**26,098**	**17,354**





Julie Mehretu, Berlin

Further Information

04

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, March 5, 2009

Josef Ackermann

Hugo Bänziger

Stefan Krause

Hermann-Josef Lamberti

Report of the Supervisory Board

The financial crisis has presented great challenges to the global financial system. The insolvency of a large U.S. investment bank in September 2008 deeply affected the markets. Governments, central banks, supranational institutions and the financial industry itself have reacted with a series of measures to the crisis, however, the markets have still not fully recovered.



Dr. Clemens Börsig
Chairman of the Supervisory Board

Deutsche Bank was also affected by this development. Unprecedented market conditions revealed weaknesses in some of the bank's businesses. For this reason, their strategic focus and structure were adjusted. Substantial steps were taken and are already showing initial results. Deutsche Bank's strategy as a leading investment bank with a strong private clients franchise has proven fundamentally sound during this difficult period. We would like to thank the Management Board and all our staff very much for their great personal dedication.

Last year, the Supervisory Board extensively discussed the bank's economic and financial development, its operating environment, risk position, planning and internal control systems. We held in-depth discussions with the Management Board on the bank's strategy and continued implementation of the measures on the management agenda. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, the bank's financial development and earnings situation, the bank's risk, liquidity and capital management as well as transactions and events that were of significant importance to the bank. We advised the Management Board and monitored its management of business. We were involved in decisions of fundamental importance. To be noted here is our participation in Deutsche Postbank AG, with which we intend to further strengthen our stable businesses. Between meetings, we were informed in writing of important matters. Resolutions were passed, when necessary between the meetings, by means of telephone conference or by circulation procedure. Important topics and upcoming decisions were also dealt with in regular discussions between the Chairman of the Supervisory Board and the Chairman of the Management Board. Several telephone conferences took place on the respectively current situation as well as two information events with the full Supervisory Board in September 2008 and January 2009 concerning the acquisition of the participation in Deutsche Postbank AG.

Meetings of the Supervisory Board

The Supervisory Board held seven meetings in the 2008 financial year. At the meetings, we were regularly informed of the most important risk positions and the development of the bank's business.

At the first meeting of the year on February 6, 2008, we discussed the development of business in 2007, the key figures of the Annual Financial Statements for 2007, a comparison of the plan-actual figures for 2007, the dividend proposal, the corporate planning for the years 2008 to 2010 and the structure of the Management Board's compensation system. Furthermore, following consultations, we approved the increase in our participation in Hua Xia Bank Company Ltd., China.

At the financial statements meeting on March 19, 2008, we approved the Annual Financial Statements for 2007, which were thus established. Furthermore, the Corporate Governance Report as well as the Compliance and Anti-Money Laundering Report were discussed, and the corporate planning for the years 2008 to 2010 was reexamined. The recommendations of the Nomination Committee on the succession planning for the shareholders' representatives on the Supervisory Board were discussed, and the resolution proposals for the Agenda of the General Meeting 2008 were approved. Based on the recommendation of the Chairman's Committee, Mr. Stefan Krause was appointed member of the Management Board with effect from April 1, 2008. We obtained extensive information on the Group's risk management. Changes in the composition of the Regional Advisory Boards and Advisory Councils in Germany were presented to us.

At the meeting the day before the General Meeting, we discussed the procedures for the General Meeting as well as the announced counterproposals. As necessary, resolutions were approved.

At the constitutive meeting of the Supervisory Board on May 29, 2008, directly following the General Meeting, Dr. Börsig was reelected Chairman of the Supervisory Board. Dr. Börsig thus also became Chairman of the Nomination, Chairman's, Risk and Mediation Committees as well as member of the Audit Committee. Ms. Ruck was elected Deputy Chairperson of the Supervisory Board and, as a result of this election, member of the Chairman's, Audit and Mediation Committees. Furthermore, Ms. Förster and Mr. Todenhöfer were elected members of the Chairman's Committee, Professor Kagermann and Sir Peter Job members of the Risk Committee and Ms. Labarge and Dr. Siegert deputy members of the Risk Committee. Also at this meeting, Dr. Eick was reelected Chairman and Sir Peter Job, Ms. Mark and Ms. Thieme were elected members of the Audit Committee.

At the meeting on July 30, 2008, Mr. Neske reported on the positioning and strategy of the Private and Business Clients Business Division, which he heads. In addition, the Management Board informed us of the status of the planned acquisition of some of the Dutch commercial banking activities of ABN AMRO and the significant aspects of the directors' and officers' liability insurance for the Supervisory Board members. Based on the supplements to the German Corporate Governance Code approved by the Government Commission in June 2008, amendments to the terms of reference for the Supervisory Board and for the Chairman's Committee were resolved, thus implementing all of the new recommendations of the Code.

At an extraordinary meeting on October 14, 2008, we were informed of the effects on the financial system from the insolvency of Lehman Brothers. The central banks' various strategic approaches as well as the different government rescue packages were discussed in detail, along with the developments in connection with Hypo Real Estate and their possible effects. Furthermore, the Management Board provided an up-to-date overview of the bank's most important risk exposures and their valuations as well as its liquidity position.

At the last meeting of the year on October 29, 2008, our discussions focused on an outlook for the fourth quarter and, in particular, on the bank's further strategic development as well as the corresponding targets and planned measures. The appointments to the Management Board of Dr. Bänziger and Mr. Lamberti were both extended by five years. In addition, the Chairman of the Audit Committee reported in detail on the Committee's work, its responsibilities and their handling. The Management Board informed us of the status of the acquisition of Deutsche Postbank AG, which the Supervisory Board had approved in September. Furthermore, we discussed the Deutsche Bank Human Resources Report on staff development and succession planning.

All members of the Supervisory Board participated in the Supervisory Board meetings with only few exceptions in the year 2008.

The Committees of the Supervisory Board

The Chairman's Committee met five times during the reporting period. In addition, two telephone conferences took place. Between the meetings, the Chairman of the Chairman's Committee spoke with the Committee members regularly about issues of major importance. The Committee examined, in particular, the determination of the variable compensation for the Management Board for the year 2007, the structure of the Management Board's compensation, including a review of regulations relating to pensions, the preparation of Management Board appointments, along with contract extensions, issues of succession planning and adjustments to the Management Board's Business Allocation Plan. In addition, it prepared resolutions for the Supervisory Board and discussed the results of the Supervisory Board's efficiency review. Where required, the Committee gave its approval to Management Board members for their ancillary activities or to accept directorships at other companies. Furthermore, it approved the Management Board resolutions relating to the process of structuring the bank's capital increase to finance the minority shareholding in Deutsche Postbank AG, which was carried out in September 2008. Finally, it handled the implementation of the new recommendations and suggestions of the German Corporate Governance Code.

At its six meetings and two telephone conferences, the Risk Committee discussed the bank's exposures subject to mandatory approval under German law and the Articles of Association as well as all major loans and loans entailing increased risks. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country, market and operational risks, the Committee also discussed legal and reputational risks. The Committee extensively discussed the bank's risk position along with the developments of the global financial crisis and their impacts, which had intensified further. This included the situation in proprietary trading, the development of the value-at-risk, the risk management measures taken in the most severely affected portfolios and the most important exposures in the financial institutions sector. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met six times in 2008. Representatives of the bank's auditor were also present at all of the meetings. Subjects covered were the audit of the Annual Financial Statements and Consolidated Financial Statements, which were approved, the quarterly financial statements, Forms 20-F and 6-K for the U.S. Securities and

Exchange Commission (SEC), as well as the interim reports. The Committee dealt with the proposal for the election of the auditor for the 2008 financial year, issued the audit mandate, specified audit areas of focus, resolved on the auditor's remuneration and verified the auditor's independence in accordance with the German Corporate Governance Code and the rules of the U.S. Public Company Accounting Oversight Board (PCAOB). The Audit Committee is convinced that, as in the previous years, there are no conflicts of interest on the part of the bank's auditor. We extensively checked to what extent our internal control systems are in accordance with the requirements of the Sarbanes-Oxley Act. When necessary, resolutions were passed or recommended for the Supervisory Board's approval. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related tasks, on the work of Internal Audit, on issues relating to compliance as well as on legal and reputational risks. Internal Audit's plan for the year was noted with approval. The Audit Committee did not receive any complaints in connection with accounting, internal accounting controls and auditing matters. At the last meeting of the year, the Committee obtained information from the Management Board and the auditor on the audit areas of focus in planning for the Annual Financial Statements for 2008. This included, in particular, the current capital and leverage ratios, the development of core capital, credit and credit-related impairments, fair value accounting, assets for which no market price is currently available, the bank's approach to determining impairments and various tax issues.

The Nomination Committee met once in 2008. To prepare for this meeting, an external international consulting firm was engaged. In parallel, numerous individual discussions took place. At its meeting, the Committee discussed potential candidates on the basis of a defined profile of requirements and resolved to recommend that six previous members and three new candidates be proposed to the Supervisory Board for election by the General Meeting. Furthermore, as a result of Professor Dr. von Pierer's withdrawal from a renewed candidature, another candidate was recommended through circulation procedure.

Meetings of the Mediation Committee, established pursuant to the provisions of Germany's Co-Determination Act (MitbestG), were not necessary in 2008.

The committee chairmen reported regularly to the Supervisory Board on the work of the committees.

Corporate Governance

The implementation of the three new recommendations and suggestions of the German Corporate Governance Code was discussed at the meetings of the Supervisory Board and Chairman's Committee in July 2008. The Supervisory Board resolved to implement the new recommendations of the Code and amended the terms of reference for the Supervisory Board and Chairman's Committee accordingly.

At its meeting in March 2008, the Supervisory Board discussed the results of the latest review of its efficiency. A company-specific questionnaire had been drawn up for this and sent to all Supervisory Board members at the end of 2007. The Supervisory Board determined that the suggestions and measures which had been proposed during the preceding efficiency review had been effectively implemented and led to an increase in the efficiency of the work of the Supervisory Board. The review identified individual points for improvement.

The Supervisory Board determined that it has what it considers to be an adequate number of independent members. It also determined that all members of the Audit Committee are independent as such term is defined by the regulations of the Securities and Exchange Commission (SEC) issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Dr. Clemens Börsig and Dr. Karl-Gerhard Eick were determined to be financial experts in accordance with the rules of the Securities and Exchange Commission (SEC).

The Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2007, was reissued at the meeting of the Supervisory Board on October 29, 2008.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 29, 2008, can be found in the Financial Report 2008 on pages 291 ff. and on our internet website at www.deutsche-bank.com. The terms of reference for the Supervisory Board and its committees as well as for the Management Board are also published there.

Conflicts of Interest and their Handling

The Risk Committee dealt with the loan approvals required pursuant to § 15 German Banking Act (KWG). Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken did not participate in the discussion and voting.

Dr. Börsig did not participate in the voting on three resolutions of the Supervisory Board on October 29, 2008, as they related to him personally. The resolutions were approved by the Supervisory Board – under the direction of Mr. Todenhöfer for these items.

Occasionally, there were latent conflicts of interest on the part of individual Supervisory Board members. During the reporting period, for example, Ms. Platscher, Ms. Förster and Ms. Ruck, representatives of the employees, were also members of the Supervisory Board of Deutsche Bank Privat- und Geschäftskunden AG, and Mr. Hartmann was, for a time, Chairman of the Supervisory Board of IKB Deutsche Industriebank AG. They did not participate in the discussions of the relevant topics, which took place in some cases in the committees they were not members of. Additional special measures to address these latent and only occasional conflicts of interest were not required.

Litigation

As in the preceding years, the Supervisory Board was regularly informed of important lawsuits and discussed further courses of action. This included the actions for rescission and to obtain information filed in connection with the General Meetings in 2003, 2004, 2005, 2006, 2007 and 2008 as well as Dr. Kirch's lawsuits against Deutsche

Bank and Dr. Breuer. The General Meeting's election of shareholder representatives on May 29, 2008, was contested by several shareholders. A court decision is still pending.

The election of the shareholder representatives by the General Meeting on June 10, 2003, was confirmed, as in the lower courts, by Germany's Supreme Court, as the final court of appeal, on February 16, 2009.

Furthermore, we had reports concerning important lawsuits presented to the Supervisory Board on a regular basis and, in detail, to the Audit and Risk Committees.

Annual Financial Statements

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2008 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2008. The audits led in each case to an unqualified opinion. The Audit Committee examined the documents for the Annual Financial Statements and Consolidated Financial Statements along with the auditor's report and discussed these extensively with the auditor. The Chairman of the Audit Committee reported to us on this at today's meeting of the Supervisory Board. We agreed with the results of the audits after inspecting the auditors' reports as well as an extensive discussion and agreed to the recommendation of the Audit Committee and determined that, also based on the results of our inspections, there were no objections to be raised.

Today, we established the Annual Financial Statements prepared by the Management Board and approved the Consolidated Financial Statements. We agree to the Management Board's proposal for the appropriation of profits.

Personnel Issues

Mr. Di Iorio left the Management Board on September 30, 2008. His tasks and functional responsibilities were assumed by Mr. Krause, who had been appointed member of the Management Board with effect from April 1, 2008. Before joining Deutsche Bank, Mr. Krause had been a member of the Board of Management of BMW AG since May 2002, where he was Chief Financial Officer until September 2007 and subsequently held functional responsibility for Sales and Marketing. We thank Mr. Di Iorio for his successful work for Deutsche Bank over many years, his great dedication as a member of the Management Board and his consistently constructive cooperation with the Supervisory Board.

At today's meeting of the Supervisory Board, Michael Cohrs, Jürgen Fitschen, Anshu Jain and Rainer Neske were appointed members of the Management Board of Deutsche Bank AG for a period of three years with effect from April 1, 2009. Mr. Cohrs came to Deutsche Bank in 1995 and has been member of the Group Executive Committee since 2002. On the bank's Management Board, he will continue to have responsibility for Global Banking, the division he presently heads. Mr. Fitschen has been with Deutsche Bank since 1987, was already member of the Management Board from 2001 to the beginning of 2002 and has been a member of the Group Executive Committee since 2002. He is head of Regional Management. On the Management Board, he will continue to be responsible for Regional Management. Mr. Jain joined Deutsche Bank in 1995 and became head of Global Markets in 2001 as well as member of the Group Executive Committee in 2002. He will continue to be responsible for Global Markets as member of the Management Board. Mr. Neske came to Deutsche Bank in 1990 and in 2000 was appointed member of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. Since 2003 he has been member of the Group Executive Committee and Spokesman of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. On the Management Board of Deutsche Bank AG, he will be responsible for the Private and Business Clients Division.

With the exception of the mandate of Dr. Theo Siegert, who had already been elected for the period until the conclusion of the Ordinary General Meeting 2012, the term of office of the Supervisory Board members ended upon conclusion of the General Meeting on May 29, 2008. Ulrich Hartmann, Professor Dr. Heinrich von Pierer and Dr. Jürgen Weber, representatives of the shareholders, as well as Sabine Horn, Rolf Hunk, Ulrich Kaufmann and Peter Kazmierczak, representatives of the employees, left the Supervisory Board. The General Meeting 2008 reelected Dr. Clemens Börsig, Dr. Karl-Gerhard Eick, Professor Dr. Henning Kagermann and Tilman Todenhöfer to the Supervisory Board for a term of office of five years. In light of the age limit set at 70, Sir Peter Job was reelected for a shorter term of office of three years until the conclusion of the Ordinary General Meeting 2011, and Maurice Lévy for four years until the conclusion of the Ordinary General Meeting 2012. For the first time, Suzanne Labarge, Dr. Johannes Teyssen and Werner Wenning were elected to the Supervisory Board by the General Meeting, for a term of office of five years until the conclusion of the Ordinary General Meeting 2013.

Representatives of the employees on the Supervisory Board, Heidrun Förster, Henriette Mark, Gabriele Platscher, Karin Ruck, Gerd Herzberg and Leo Wunderlich, were confirmed by the delegates' meeting on May 8, 2008. Elected for the first time were Martina Klee, Marlehn Thieme, Wolfgang Böhr and Alfred Herling.

We thank all of the members who left the Supervisory Board for their dedicated work and constructive assistance to the company and the Management Board during the past years. We are convinced that the new Supervisory Board will keep up this successful work.

Frankfurt am Main, March 17, 2009
The Supervisory Board

Dr. Clemens Börsig
Chairman

Supervisory Board

Dr. Clemens Börsig
– Chairman,
Frankfurt am Main

Karin Ruck*
– Deputy Chairperson
from May 29, 2008
Deutsche Bank AG,
Bad Soden am Taunus

Wolfgang Böhr*
from May 29, 2008
Deutsche Bank AG,
Dusseldorf

Dr. Karl-Gerhard Eick
Deputy Chairman of the
Management Board of Deutsche
Telekom AG until February 28, 2009;
Chairman of the Management
Board of Arcandor AG
from March 1, 2009,
Cologne

Heidrun Förster*
– Deputy Chairperson
until May 29, 2008,
Deutsche Bank Privat- und
Geschäftskunden AG,
Berlin

Ulrich Hartmann
until May 29, 2008
Chairman of the Supervisory
Board of E.ON AG,
Dusseldorf

Alfred Herling*
from May 29, 2008
Deutsche Bank AG,
Wuppertal

Gerd Herzberg*
Vice President of
ver.di Vereinte Dienstleistungs-
gewerkschaft,
Hamburg

Sabine Horn*
until May 29, 2008
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
until May 29, 2008
Deutsche Bank AG,
Seevetal

Sir Peter Job
London

Prof. Dr. Henning Kagermann
Co-CEO of SAP AG,
Hockenheim

Ulrich Kaufmann*
until May 29, 2008
Deutscher Bankangestellten-
Verband, labor union for financial
services providers,
Ratingen

Peter Kazmierczak*
until May 29, 2008
Deutsche Bank AG,
Herne

Martina Klee*
from May 29, 2008
Deutsche Bank AG,
Frankfurt am Main

Suzanne Labarge
from May 29, 2008
Toronto

Maurice Lévy
Chairman and Chief Executive
Officer, Publicis Groupe S.A.,
Paris

Henriette Mark*
Deutsche Bank AG,
Munich

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
until May 29, 2008
Erlangen

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Dr. Theo Siegert
Managing Partner of
de Haen Carstanjen & Söhne,
Dusseldorf

Dr. Johannes Teyssen
from May 29, 2008
Chief Operating Officer and
Deputy Chairman
of the Management Board
of E.ON AG,
Oberding

Marlehn Thieme*
from May 29, 2008
Deutsche Bank AG,
Bad Soden am Taunus

Tilman Todenhöfer
Managing Partner of
Robert Bosch Industrietreuhand KG,
Madrid

Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber
until May 29, 2008
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

Werner Wenning
from May 29, 2008
Chairman of the Management
Board of Bayer AG,
Leverkusen

Leo Wunderlich*
Deutsche Bank AG,
Mannheim

*Elected by our employees in Germany.

Committees

Chairman's Committee
Dr. Clemens Börsig
– Chairman

Heidrun Förster*

Ulrich Hartmann
until May 29, 2008

Ulrich Kaufmann*
until May 29, 2008

Karin Ruck*
from May 29, 2008

Tilman Todenhöfer
from May 29, 2008

Mediation Committee
Dr. Clemens Börsig
– Chairman

Wolfgang Böhr*
from May 29, 2008

Heidrun Förster*
until May 29, 2008

Ulrich Hartmann
until May 29, 2008

Henriette Mark*
until May 29, 2008

Karin Ruck*
from May 29, 2008

Tilman Todenhöfer
from May 29, 2008

Audit Committee
Dr. Karl-Gerhard Eick
– Chairman

Dr. Clemens Börsig

Heidrun Förster*
until May 29, 2008

Sabine Horn*
until May 29, 2008

Rolf Hunck*
until May 29, 2008

Sir Peter Job

Henriette Mark*
from May 29, 2008

Karin Ruck*
from May 29, 2008

Marlehn Thieme*
from May 29, 2008

Risk Committee
Dr. Clemens Börsig
– Chairman

Sir Peter Job

Prof. Dr. Henning Kagermann

Suzanne Labarge
from May 29, 2008
– Substitute Member

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
until May 29, 2008
– Substitute Member

Dr. Theo Siegert
from May 29, 2008
– Substitute Member

Tilman Todenhöfer
until May 29, 2008
– Substitute Member

Nomination Committee
Dr. Clemens Börsig
– Chairman

Ulrich Hartmann
until May 29, 2008

Tilman Todenhöfer
from May 29, 2008

Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber
until May 29, 2008

Werner Wenning
from May 29, 2008

*Elected by our employees in Germany.

Group Three-Year Record

Balance Sheet

in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Total assets	2,202,423	1,925,003	1,520,580
Loans	269,281	198,892	178,524
Total liabilities	2,170,509	1,885,688	1,486,694
Total shareholders' equity	30,703	37,893	33,169
Minority interest	1,211	1,422	717
Tier 1 capital	31,094	28,320	23,539
Total regulatory capital	37,396	38,049	34,309

Income Statement

in € m.	2008	2007	2006
Net interest income	12,453	8,849	7,008
Provision for credit losses	1,076	612	298
Commissions and fee income	9,749	12,289	11,195
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	8,892
Other noninterest income	1,280	2,432	1,399
Total noninterest income	**1,037**	**21,896**	**21,486**
Compensation and benefits	9,606	13,122	12,498
General and administrative expenses	8,216	7,954	7,069
Policyholder benefits and claims	(252)	193	67
Impairment of intangible assets	585	128	31
Restructuring activities	–	(13)	192
Total noninterest expenses	**18,155**	**21,384**	**19,857**
Income (loss) before income taxes	**(5,741)**	**8,749**	**8,339**
Income tax expense (benefit)	(1,845)	2,239	2,260
Net income (loss)	**(3,896)**	**6,510**	**6,079**
Net income (loss) attributable to minority interest	(61)	36	9
Net income (loss) attributable to Deutsche Bank shareholders	(3,835)	6,474	6,070

Key figures

Key figures	2008	2007	2006
Basic earnings per share	€ (7.61)	€ 13.65	€ 12.96
Diluted earnings per share	€ (7.61)	€ 13.05	€ 11.48
Dividends paid per share in period	€ 4.50	€ 4.00	€ 2.50
Return on average shareholders' equity (post tax)	(11.1)%	17.9%	20.3%
Pre-tax return on average shareholders' equity	(16.5)%	24.1%	27.9%
Cost/income ratio	134.6%	69.6%	69.7%
Tier 1 capital ratio[1]	10.1%	8.6%	8.5%
Total capital ratio[1]	12.2%	11.6%	12.5%
Employees (full-time equivalent)	80,456	78,291	68,849

[1] Ratios presented for 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 ("Basel II") as adopted into German law by the German Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"). Ratios presented for 2007 and 2006 are based on the Basel I framework and thus calculated on a noncomparative basis.

Glossary

Alpha
Investment return in excess of the benchmark return

Alternative assets/investments
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

American Depositary Receipts (ADRs)
Negotiable certificates issued by U.S. banks and representing non-American equities deposited with them. ADRs simplify, reduce the cost of and accelerate trading in the American securities markets.

Asset-backed securities (ABS)
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets → Securitization.

Asset Finance & Leasing
Center of competence for offering structured and innovative asset financing solution for durable and high value assets.

Average Active Equity
We calculate active equity to make it easier to compare us to our competitors and we refer to active equity for serval ratios. However, active equity is not a measure provided for in → IFRS and you should not compare our ratios based on average active equity to other companies' ratios without considering the differences in the calculation. The items for which we adjust the average shareholders' equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the Annual General Meeting.

Basel II
Revised capital framework of the Basel Committee which has replaced the former Basel I-regulations especially on the calculation of the regulatory risk position.

BIS
Bank for International Settlements domiciled in Basel.

Broker/Brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to Basel II
Capital recognized from regulatory purposes according to the new Basel Capital Adequancy Accord of 2004 for banks.
Capital according to Basel II consists of:
- Tier 1 capital: primarily share capital, reserves and certain → Trust Preferred Securities,
- Tier 2 capital: primarily participatory capital, cumulative preference shares, long-term subordinated debt and unrealized gains on listed securities,
- Tier 3 capital: mainly short-term subordinated debt and excess Tier 2 capital.

Tier 2 capital is limited to 10% of Tier 1 capital and the amount of long-term subordinated debt that can be recognized as Tier 2 capital is limited to 50% of Tier 1 capital.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, as well as the reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Coaching
Personalized, tailored developmental intervention aimed at improving an employee's performance (e.g. management competence, communication skills) as a rule with the help of a coach.

Collateralized debt obligations (CDOs)
Investment vehicles based on a portfolio of assets that can include bonds, loans or derivatives.

Commercial mortgage-backed securities (CMBS)
→ Mortgage-backed securties (MBS), which are backed with commercial mortgage loans.

Commitment
A firm's employees have commitment when they identify with their company, its goals and values, are willing to work hard for it and prefer to stay in its employment.

Compliance
Entirety of measures adopted to ensure that relevant laws, rules and internal regulations are adhered to and to prevent legal or regulatory sanctions as well as financial or reputational damage.

Corporate finance
General term for capital market-related, innovative financing services to satisfy special consulting requirements in business with corporate customers.

Correlation
Reciprocal relationship between at least two variables (e.g. assets). It can be positive, in which case the variables move in the same direction, or negative when they move in opposite directions. However, correlation says nothing about causality (i.e. cause/effect). Correlation is an important tool used in asset allocation to diversify and/or hedge risks.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relations to operating income.

Credit default swap
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Credit trading
Trading in loan or credit-related products.

Custody
Custody and administration of securities as well as additional securities services.

Debt products
Tradable instruments representing a liability or claim with respect to assets of one or more private or public sector entities. The phrase also denotes a broader range of instruments including foreign exchange and commodity contracts.

Derivatives
Products whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

DJSI
Dow Jones Sustainability Indexes are an index family tracking the member companies' ecological and social achievements. Deutsche Bank has been listed in the DJSI World and the DJSI STOXX ever since they were first launched. www.sustainability-index.com

Earnings per share
Key figure determined according to → IFRS and expressing a company's net income attributable to its shareholders in relation to the average number of common shares outstanding. Apart from basic earnings per share, diluted earnings per share must also be reported if the assumed conversion and exercise of outstanding share options, unvested deferred share awards and convertible debt and certain forward contracts could increase the number of shares.

Equity Capital Markets (ECM)
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Euro Commercial Paper Program
Instrument allowing the flexible issuance of unsecured, short-term debt by an issuer. A program may comprise several bond issues over a period of time.

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Family office
Financial services which are designed for families with very large and complex portfolios of assets and which protect customers' interests on the basis of absolute independence through optimal management and comprehensive coordination of individual wealth components.

Financial supply chain management
Optimization of financial payments along the supply chain.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS
International Financial Reporting Standards
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

Institutional equity registered direct transaction
A negotiated sale by an issuer to institutional investor(s) of securities that have been registered pursuant to an effective shelf registration statement.

Investment banking
Generic term for capital market-oriented business. This primarily includes the issuing and trading of securities and their → Derivatives, interest and currency management, → Corporate finance, M&A advisory, structured finance and → Private equity.

Investor relations
Investor relations describes the systematic and continuous two-way communication between companies and both current and potential providers of capital. Information is supplied on major corporate events, financial results, business strategy and the capital market's expectations of management. One objective of investor relations activities is to ensure that a company's equity is appropriately valued by the market.

Leveraged buyout
Debt-financed purchase of all or parts of a company or specific activities of a company. Interest and principal payments are financed from the acquired company's future revenues.

Management buyout
Purchase of a company's entire outstanding shares by its management, thereby ending the company's listing.

Mezzanine
Flexible, mixed form of financing comprising equity and debt capital. Here: long-term subordinated financing instrument used to finance growth while at the same time strengthening the borrower's economic equity capital base.

Mortgage-backed securities (MBS)
Securities backed by mortgage loans.

Option
Right to purchase (call option) or sell (put option) a specific asset (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → Derivatives, under price risk considerations.

Portfolio management
Management and administration of a → Portfolio of securities for a client. This can involve the continous review of the portfolio and, if agreed with the client, purchases and sales.

Pre-tax return on average active equity
Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as income before income taxes less minority interest, as a percentage of → Average active equity.

Prime services/brokerage
Suite of products including → Clearing and settlement, → Custody, reporting, and financing of positions for institutional investors.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Quantitative investments
→ Portfolios of equities, bonds as well as → Hedge funds. Portfolios are managed in a systematic and regulated framework applying fundamental investment principles. The choice of investment is determined by the processing of large data volumes while applying quantitative methods and techniques.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every exposure associated with an obligor.

Registered shares
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Residential mortgage-backed securities (RMBS)
→ Mortgage-backed securities (MBS), which are backed by residential mortgage loans.

Sale and lease back
Transaction in which one party sells assets such as real estate to another party and at the same time enters into an agreement to lease the assets for a pre-determined period of time.

Sarbanes-Oxley Act (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds). Here: replacing loans or financing of various kinds of claims by issuing securities (such as bonds or commercial paper).

Shareholder Value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Sharia conform
In accordance with Islamic Law.

SPAC (special purpose acquisition company)
Publicly traded buyout company that raises money in order to pursue the acquisition of an existing company.

Subprime
Used as a term to categorize U.S. mortgages representing loans with a higher expectation of risk.

Sustainability
Denotes the interplay of economy, ecology and social responsibility with the objective of sustainably advancing the basis for human life while preparing it for the future.

Swaps
In general: exchange of one payment flow for another. Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Trust Preferred Securities
Hybrid capital instruments characterized by profit-related interest payments. Under banking supervisory regulations they are part of Tier 1 capital if interest payments are not accumulated in case of losses (noncumulative trust preferred securities) and if the instruments do not have a stated maturity date of if they are not redeemable at the option of the holder. Otherwise they are included in Tier 2 capital (for example cumulative trust preferred securities).

Trust & Securities Services
Broad range of administrative services for securities. They include, for example, securities custody, trust administration, issuing and paying agent services, depositary bank function for → American Depositary Receipts (ADRs).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of IFRS, the main objective is to provide information useful for making decisions, especially for investors.

Imprint/Publications

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60262 Frankfurt am Main
Germany
Telephone: +49 69 91 000
deutsche.bank@db.com

Investor Relations
Telephone: +49 69 91 03 80 80
db.ir@db.com

Annual Review 2008
and Financial Report 2008
on the Internet:
www.deutsche-bank.com/08

Photos
Martin Joppen, Frankfurt
page 02
Andreas Pohlmann, Munich
pages 06/07
Hartmut Nägele, Düsseldorf
pages 08/09 and cover
Mathias Bothor, Berlin
pages 22/23, 46/47, 52/53
and cover
Wolfgang von Brauchitsch, Bonn
page 56

This report is climate neutral. The amount of greenhouse gas emissions caused by production and distribution (110 t CO_2 equivalents) has been offset by additional investments in a high quality climate protection project.

Mix

We will be pleased to send you the following publications relating to the financial statements

Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2008 and Financial Report 2008.

Annual Review 2008
(German/English)

Financial Report 2008
(German/English)

Annual Report 2008 on Form 20-F
(English)

Annual Financial Statements and Management Report of Deutschen Bank AG 2008
(German/English)

List of Mandates
(German/English)

List of Shareholdings 2008
(German/English)

List of Advisory Council Members
(German)

Corporate Social Responsibility – Report 2008
(from May 2009 in German and English)

How to order

by e-mail to
service-center@bertelsmann.de

on the Internet at
www.deutsche-bank.com/08

by fax to
+49 18 05 07 08 08

by phone to
+49 18 05 80 22 00

by post from
arvato logistics services
Bestellservice Deutsche Bank
Gottlieb-Daimler-Strasse 1
33428 Harsewinkel
Germany

Cautionary statement regarding forward-looking statements:
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 24 March 2009 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

The future will show whether the global financial system is able to learn from the experiences of the last few years, draw the right lessons, and put these lessons into practice.

This process must embrace all parts of the global financial system, and the global economy, which have been touched by recent events. We can only bring about effective reform of the financial system if we work together in a spirit of partnership. Conviction and insight will produce lasting solutions. For us at Deutsche Bank, these changes – far-reaching as they may be – offer new opportunities. And that means new opportunities for our customers, shareholders and staff. This is in the spirit of our duty, to provide first-class financial services tailored to our clients' needs.

As a global bank, we commit ourselves to fulfilling this mission. Today and in the future. Crisis is also opportunity.

Close to our clients


Branch business with private & business clients
Branch and/or subsidiary
Representative offices (only)
Regional major hubs
New York
London
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London
Frankfurt
Dubai
Singapore
Tokyo

Financial Calendar

2009	
Apr 28, 2009	Interim Report as of March 31, 2009
May 26, 2009	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 27, 2009	Dividend payment
Jul 29, 2009	Interim Report as of June 30, 2009
Oct 29, 2009	Interim Report as of September 30, 2009

2010	
Feb 4, 2010	Preliminary results for the 2009 financial year
Mar 12, 2010	Annual Report 2009 and Form 20-F
Apr 27, 2010	Interim Report as of March 31, 2010
May 27, 2010	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 28, 2010	Dividend payment
Jul 28, 2010	Interim Report as of June 30, 2010
Oct 28, 2010	Interim Report as of September 30, 2010

Annual Review 2008

Our Identity.

We are a leading global investment bank with a strong and profitable private clients franchise. Our businesses are mutually reinforcing. A leader in Germany and Europe, we are powerful and growing in North America, Asia and key emerging markets.

Our Mission.

We compete to be the leading global provider of financial solutions for demanding clients creating exceptional value for our shareholders and people.

A Passion to Perform.

This is the way we do business. We pursue excellence, leverage unique insights, deliver innovative solutions and build long-term relationships.

A Passion to Perform.

Deutsche Bank

Deutsche Bank